UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of January 2012

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

Item 1.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “peso,” “pesos” or “Ps” refer to the lawful currency of Colombia. All references to “U.S. dollars,” “dollars” or “ U.S.$” are to United States dollars. See “Exchange Rates and Foreign Exchange Controls” for information regarding exchange rates for the Colombian currency since 2006. This Form 6-K translates certain Colombian peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. The conversion of amounts expressed in Colombian pesos as of a specified date at the then prevailing exchange rate may result in presentation of U.S. dollar amounts that differ from U.S. dollar amounts that would have been obtained by converting Colombian pesos as of another specified date. Unless otherwise noted herein, all such peso amounts have been translated at the rate of Ps 1,929.01 per U.S.$1.00, which corresponds to the representative market rate calculated on September 30, 2011. Such conversion should not be construed as a representation that the peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On January 12, 2012, the representative market rate was Ps 1,854.17 per U.S.$1.00.

Definitions

In this Form 6-K, unless otherwise indicated or the context otherwise requires, the terms:

•	“Grupo Aval,” “we,” “us,” “our” and “our company” mean Grupo Aval Acciones y Valores S.A. and its consolidated subsidiaries;

•	“banks” and “our banking subsidiaries” mean Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A. and their respective consolidated subsidiaries;

•	“Banco de Bogotá” means Banco de Bogotá S.A. and its consolidated subsidiaries;

•	“Banco de Occidente” means Banco de Occidente S.A. and its consolidated subsidiaries;

•	“Banco Popular” means Banco Popular S.A. and its consolidated subsidiaries;

•	“Banco AV Villas” means Banco Comercial AV Villas S.A. and its consolidated subsidiary;

•	“Porvenir” means Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. and its consolidated subsidiary;

•	“Corficolombiana” means Corporación Financiera Colombiana S.A. and its consolidated subsidiaries; and

•	“BAC Credomatic” or “BAC” means BAC Credomatic Inc. (formerly known as BAC Credomatic GECF Inc.) and its consolidated subsidiaries.

The term “Superintendency of Finance” means the Colombian Superintendency of Finance (Superintendencia Financiera de Colombia), a supervisory authority ascribed to the Colombian Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público), or the “Ministry of Finance,” holding the inspection, supervision and control authority over the persons involved in financial activities, securities markets, insurance and any other operations related to the management, use or investment of resources collected from the public.

In this Form 6-K, references to beneficial ownership are calculated pursuant to the U.S. Securities and Exchange Commission’s, or the “SEC,” definition of beneficial ownership contained in Form 20-F for foreign private issuers. Form 20-F defines the term “beneficial owner” as referring to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership, including the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days pursuant to an option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

Financial statements

Grupo Aval is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers, and in this capacity, it is subject to oversight by the Superintendency of Finance. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia. Grupo Aval is required to comply with corporate governance and periodic reporting requirements to which all issuers are subject, but it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana) are entities under the comprehensive supervision of, and subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Our unaudited condensed consolidated financial statements at September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010 are also included herein. We have prepared these financial statements and other financial data included herein in accordance with the regulations of the Superintendency of Finance for financial institutions (including Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia on the issue date, consistently applied, together with such regulations, “Colombian Banking GAAP.”

Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP herein because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. The audited annual consolidated financial statements have not been reviewed or approved by the Superintendency of Finance; however, consolidated financial statements for each semester, prepared on the basis of Colombian Banking GAAP for each of our subsidiaries (which are the basis for our own consolidated financial statements) are remitted to the Superintendency of Finance for their review. The Colombian Banking GAAP consolidated financial statements included herein differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP. Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP for companies other than financial institutions (Decree 2649 of 1993 and Circular No. 100-000006 of the Superintendency of Companies (Superintendencia de Sociedades) and former Superintendency of Securities (Superintendencia de Valores), currently the Superintendency of Finance) No. 011 of 2005, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented biannually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on Grupo Aval’s web page. We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the Superintendency of Finance; however, because we filed our 2010 Annual Report on Form 20-F with the SEC, we may from time to time publish semi-annual or quarterly financial data for subsequent periods on a comparable basis. Our Colombian Banking GAAP financial statements will be available on Grupo Aval’s webpage only to the extent that they are included in documents filed with, or furnished to, the SEC.

Colombian Banking GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or “U.S. GAAP.”  See note 30 to our audited annual consolidated financial statements included herein for a reconciliation to U.S. GAAP.

BAC Credomatic acquisition

On July 15, 2010, we entered into a stock purchase agreement with GE Consumer Finance Central Holdings Corp. and General Electric Capital Corporation (collectively, “GE Capital”), to acquire all of the outstanding shares of BAC Credomatic GECF Inc., a company incorporated under the laws of the British Virgin Islands, for U.S.$1.92 billion, subject to certain adjustments. BAC Credomatic is a Central American banking group. We completed the acquisition on December 9, 2010. See “Information on the Company––BAC Credomatic.”

As permitted by the Superintendency of Finance, Banco de Bogotá began consolidating BAC Credomatic’s results from December 1, 2010 in its consolidated financial statements.

We have also included herein unaudited pro forma condensed consolidated financial information for the year ended December 31, 2010, in order to illustrate the effects of our acquisition of BAC Credomatic on December 9, 2010 and the related Banco de Bogotá financing on our results of operations. See “Unaudited Pro Forma Condensed Consolidated Financial Information.” The unaudited pro forma condensed consolidated statement of income data for the year ended December 31, 2010 gives effect to our acquisition of BAC Credomatic and the related Banco de Bogotá financing as if they had occurred on January 1, 2010.

The historical data used to prepare the unaudited pro forma condensed consolidated financial information has been prepared in accordance with U.S. GAAP. The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and does not purport to represent our results of operations or financial condition had our acquisition of BAC Credomatic and the related Banco de Bogotá financing occurred at the respective dates indicated above. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project our future financial position or results of operations at any future date or for any future period.

As a consequence of our acquisition of BAC Credomatic, our results of operations for the years ended December 31, 2010, 2009 and 2008 and for the nine-month period ended September 30, 2011 may not be comparable with prior periods. As permitted by the Superintendency of Finance, we have included a one-month period ended December 31, 2010 of BAC Credomatic financial data in our consolidated results of operations for the year ended December 31, 2010.

In this Form 6-K, we present financial information for BAC Credomatic on a stand-alone basis in accordance with U.S. GAAP. When comparing financial information of BAC Credomatic to other Grupo Aval subsidiaries, we present Leasing Bogotá Panamá results, prepared under Colombian Banking GAAP, to disclose financial information of BAC Credomatic in this Form 6-K. Leasing Bogotá Panamá acquired BAC Credomatic and consolidates its operations under Colombian Banking GAAP; however, Leasing Bogotá’s stand-alone operations are immaterial. In December 2010, Leasing Bogotá Panamá entered into a term loan for U.S.$270 million to finance, in part, the BAC Credomatic acquisition.

Market share and other information

We obtained the market and competitive position data, including market forecasts, used throughout this Form 6-K from market research, publicly available information, and industry publications. We have presented this data on the basis of information from third-party sources that we believe are reliable, including, among others, the International Monetary Fund, or “IMF,” the Superintendency of Finance, the Colombian Stock Exchange, the Colombian National Bureau of Statistics (Departamento Administrativo Nacional de Estadística), or “DANE,” the 2009 and 2010 World Bank Development Indicators, the Economist Intelligence Unit and Euromonitor International. Industry and government publications, including those referenced herein, generally state that the information presented has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Unless otherwise indicated, gross domestic product, or “GDP” figures with respect to Colombia in this Form 6-K are based on the 2005 base year data series published by DANE. Although we have no reason to believe that any of this information or these reports is inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. We do not make any representation or warranty as to the accuracy of such information.

Except where otherwise indicated, our balance sheet and statement of income data included herein reflects consolidated Colombian Banking GAAP information, while comparative disclosures of our financial and operating performance against that of our competitors are based on unconsolidated information prepared on the basis of Colombian Banking GAAP reported to the Superintendency of Finance. Our banking subsidiaries report unconsolidated financial data to the Superintendency of Finance; however, Grupo Aval, as a holding company, is not required to report such data. Unless otherwise indicated or the context otherwise requires, market share and other data comparing our performance and that of our competitors reflects the unconsolidated results of our banking subsidiaries, Porvenir and Corficolombiana. Aggregate Grupo Aval market share data throughout this document pertaining to Grupo Aval reflects the summation of unconsolidated results of our banking subsidiaries. Except where otherwise indicated, financial and market share data pertaining to BAC Credomatic has been prepared on the basis of U.S. GAAP.

Banks, financing companies and finance corporations are deemed credit institutions by the Superintendency of Finance and are the principal institutions authorized to accept deposits and make loans in Colombia. Banks undertake traditional deposit-taking and lending activities. Financing companies place funds in circulation by means of active credit operations, with the purpose of fostering the sale of goods and services, including the development of leasing operations. Finance corporations invest directly in the economy and thus are the only credit institutions that may invest in non-financial sectors. Banks are permitted to invest in finance corporations. See “Supervision and Regulation.” We operate four banks in Colombia, one financing company and one finance corporation, and our market share is determined by comparing our banks to other banks reporting their results to the Superintendency of Finance; however, if market share data including financing companies and finance corporations is considered, our market shares would generally be lower than in a bank-only comparison and the gaps between our market shares and those of our competitors would be smaller, but our market leadership in most market categories would be unaffected. We consider our principal competitors in Colombia to be Bancolombia S.A., or “Bancolombia,” Banco Davivienda S.A., or “Davivienda,” and Banco Bilbao Vizcaya Argentaria Colombia S.A., or “BBVA Colombia,” which are the three leading banking groups in Colombia after Grupo Aval.

Certain market share and competitive position data in this Form 6-K has not been updated past December 31, 2010, or June 30, 2011, as applicable, because data for our competitors is not available as of a later date.

Annualized ratios

We present return on average assets, return on average shareholders’ equity and charge-offs to average outstanding loans for the nine-month periods ended September 30, 2011 and 2010 on an annualized basis by multiplying earnings for the nine-month period by four-thirds (4/3). Annualized ratios are not necessarily indicative of the ratios that will be achieved in full-year 2011.

Other conventions

Certain figures included herein have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic summation of the figures that precede them. References to “billions” in this Form 6-K are to 1,000,000,000s and to “trillions” are to 1,000,000,000,000s.

“Minority interest” and “non-controlling interest” both refer to the participation of minority shareholders in Grupo Aval and our subsidiaries, as applicable.

v

Item 2.

FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains estimates and forward-looking statements, principally in “Risk Factors,” “Information on the Company” and “Operating and Financial Review and Prospects.” Some of the matters discussed concerning our operations and financial performance include estimates and forward-looking statements within the meaning of the Securities Act and the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	changes in Colombian, Central American, regional and international business and economic, political or other conditions;

•	developments affecting Colombian and international capital and financial markets;

•	government regulation and tax matters and developments affecting our company and industry;

•	increases in defaults by our customers;

•	increases in goodwill impairment losses;

•	decreases in deposits, customer loss or revenue loss;

•	increases in provisions for contingent liabilities;

•	our ability to sustain or improve our financial performance;

•	increases in inflation rates;

•	changes in interest rates which may, among other effects, adversely affect margins and the valuation of our treasury portfolio;

•	decreases in the spread between investment yields and implied interest rates in annuities;

•	movements in exchange rates;

•	competition in the banking and financial services, credit card services, insurance, asset management, pension fund administration and related industries;

•	adequacy of risk management procedures and credit, market and other risks of lending and investment activities;

•	decreases in our level of capitalization;

•	changes in market values of Colombian and Central American securities, particularly Colombian government securities;

•	adverse legal or regulatory disputes or proceedings;

•	internal security issues affecting countries where we will operate and natural disasters;

•	loss of key members of our senior management; and

•	other risk factors as set forth under “Risk Factors.”

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only at the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed herein might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future.

Item 3.

ENFORCEMENT OF JUDGMENTS

Colombia

Grupo Aval is incorporated under the laws of Colombia. All of our directors and officers reside outside the United States. Substantially all of our assets are located outside the United States, primarily in Colombia. As a result, it may not be possible, or it may be difficult, for you to effect service of process upon us or these other persons within the United States or to enforce judgments obtained in U.S. courts against us or them, including those predicated upon the civil liability provisions of the U.S. federal securities laws.

Colombian courts will determine whether to enforce a U.S. judgment predicated on the U.S. securities laws through a procedural system known under Colombian law as “exequatur.” Colombian courts will enforce a foreign judgment, without reconsideration of the merits, only if the judgment satisfies the requirements of Articles 693 and 694 of Colombia’s Code of Civil Procedure, which provide that the foreign judgment will be enforced if:

•
a treaty or convention exists between Colombia and the country where the judgment was granted or there is reciprocity in the recognition of foreign judgments between the courts of the relevant jurisdiction and the courts of Colombia;

•
the foreign judgment does not relate to “in rem” rights vested in assets that were located in Colombia at the time the suit was filed and does not contravene or conflict with Colombian laws relating to public order other than those governing judicial procedures;

•
the foreign judgment, in accordance with the laws of the country in which it was obtained, is final and not subject to appeal, and a duly certified and authenticated copy of the judgment has been presented to a competent court in Colombia;

•	the foreign judgment does not refer to any matter upon which Colombian courts have exclusive jurisdiction;

•
no proceeding is pending in Colombia with respect to the same cause of action, and no final judgment has been awarded in any proceeding in Colombia on the same subject matter and between the same parties; and

•
in the proceeding commenced in the foreign court that issued the judgment, the defendant was served in accordance with the law of such jurisdiction and in a manner reasonably designed to give the defendant an opportunity to defend itself against the action.

The United States and Colombia do not have a bilateral treaty providing for automatic reciprocal recognition and enforcement of judgments in civil and commercial matters. The Colombian Supreme Court, which is the only Colombian court that can recognize foreign judgments, has generally accepted that reciprocity exists when it has been proven that either a U.S. court has enforced a Colombian judgment or that a U.S. court would enforce a foreign judgment, including a judgment issued by a Colombian court. However, decisions as to enforceability are considered by Colombian courts on a case-by-case basis, and we do not believe there has been a case to date in which the Colombian Supreme Court was asked to enforce a U.S. judgment relating to U.S. securities laws.

We cannot assure you that a Colombian court would enforce a U.S. court judgment with respect to our preferred shares based on U.S. securities laws. We have been advised by our Colombian counsel that there is no legal basis for original actions to be brought against us or our directors and executive officers in a Colombian court predicated solely upon the provisions of the U.S. securities laws. In addition, certain remedies available under provisions of the U.S. securities laws may not be admitted or enforced by Colombian courts.

Grupo Aval’s articles of incorporation and by-laws contain an arbitration clause that provides for the exclusive jurisdiction of an arbitral tribunal to be seated at the Bogotá Chamber of Commerce. The arbitration provision provides that any conflict arising among shareholders, or between shareholders and Grupo Aval in connection with the by-laws must be resolved by an arbitral tribunal.

Item 4.

SUMMARY

This summary highlights selected information about us. It may not contain all of the information that may be important to you. Before investing you should read this entire 6-K carefully for a more complete understanding of our business, including our consolidated financial statements and the related notes, and the sections entitled “Risk Factors” and “Operating and Financial Review and Prospects” included herein.

Our company

Grupo Aval is Colombia’s largest and most profitable banking group; and, through our BAC Credomatic operations, we are also a leading banking group in Central America. We are Colombia’s largest banking group based on total assets, and its most profitable based on return on average shareholders’ equity, or “ROAE,” as compared to our principal competitors, in each case at and for the nine months ended September 30, 2011 and the years ended December 31, 2010, 2009 and 2008. Grupo Aval provides a comprehensive range of financial services and products across the Colombian market, ranging from traditional banking services, such as loans and deposits, to pension and severance fund management.

Grupo Aval currently consists of four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), as well as the largest pension and severance fund manager in Colombia (Porvenir) and the largest merchant bank in Colombia (Corficolombiana), each of which we control and consolidate into our results.

We have the largest banking network in Colombia, with 1,245 branches and 2,497 automated teller machines, or “ATMs,” at June 30, 2011 (the latest date for which branch and ATM information is available for certain of our principal competitors). Customers of any of our banks may access Grupo Aval’s other bank branches to carry out basic banking transactions throughout our Red de Grupo Aval (Grupo Aval network).

Under our multi-brand strategy, each of our banks focuses on particular types of customers, geographic regions and products. Our banks are encouraged to compete among themselves and with other market participants, while remaining subject to group-level oversight and direction. We believe that this strategy has contributed to our strong financial performance and allowed us to provide an integrated service network to our customers. Underlying Grupo Aval’s competitive strengths are group-level policies focused on comprehensive risk management, convergence of technologies and cost controls that we believe promote best practices, realization of synergies and efficiency across our subsidiaries.

The following table shows market shares and other metrics of our Colombian banking subsidiaries and principal competitors at the dates indicated.
	Grupo Aval entities					Bancolombia	Davivienda	BBVA Colombia
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Consolidated(1)
	(in percentages)
	At September 30, 2011
ROAA(2)	2.6	2.3	3.0	2.2	2.2	2.1	1.8	–
ROAE(3)	20.0	16.7	22.5	18.4	19.2	18.8	15.5	–
Efficiency ratio(4)	52.0	44.5	49.3	57.9	53.3	56.2	–	–

Colombian market share:
Deposits	14.0	6.8	5.4	3.2	29.4	19.0	11.9	9.8
Gross loans and financial leases	13.3	7.4	5.0	2.6	28.2	21.6	13.0	9.4
Assets	14.6	7.1	5.1	2.7	29.4	20.4	11.9	9.2
Branches(5)	12.8	3.7	3.8	5.4	25.6	15.7	11.4	6.9
ATMs(5)	9.5	1.6	8.0	4.9	24.1	25.6	13.8	8.8

	Grupo Aval entities					Bancolombia	Davivienda	BBVA Colombia
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Consolidated(1)
	At December 31, 2010
ROAA(2)	2.9	2.1	3.1	2.2	2.2	2.2	2.1	2.1
ROAE(3)	24.9	17.1	23.8	18.4	22.2	19.2	18.5	19.8
Efficiency ratio(4)	40.1	44.5	47.6	53.9	46.6	51.7	50.8	50.2

Colombian market share:
Deposits	15.2	7.0	5.3	3.2	30.7	19.0	11.5	9.8
Gross loans and financial leases	13.9	7.4	5.5	2.8	29.6	21.7	13.2	9.5
Assets	15.4	7.2	5.2	2.9	30.7	20.1	11.6	9.1
Branches	13.7	3.9	3.8	5.4	26.9	16.1	12.1	7.4
ATMs	8.4	1.5	6.6	4.4	20.9	24.0	12.3	7.5

Source: Company calculations based on Superintendency of Finance data, except for figures relating to branches and ATMs, which are derived from company data. Financial information for the nine-month period ended September 30, 2011 is not publicly available as of the date of this Form 6-K for BBVA Colombia and to calculate the efficiency ratio figure for Davivienda.

(1)
Return on average assets, or “ ROAA,” ROAE and efficiency ratio reflect consolidated ratios of Grupo Aval.  Colombian market share figures reflect aggregated unconsolidated amounts of Grupo Aval’s Colombian banking subsidiaries.

(2)	For methodology used to calculate ROAA, see below note (2) to the table under “—Our company—Financial and operating data.”

(3)	For methodology used to calculate ROAE, see below note (3) to the table under “—Our company—Financial and operating data.”

(4)	For methodology used to calculate efficiency ratio, see below note (4) to the table under “—Our company—Financial and operating data.”

(5)	As of the date of this Form 6-K, branch and ATM information for Davivienda and BBVA Colombia is not available at September 30, 2011. The information presented reflects market shares at June 30, 2011.

Financial and operating data

The following table presents our key consolidated financial and operating data for the periods and at the dates indicated.

	At and for the nine-month period ended September 30,			At and for the year ended December 31,
	2011	2011	2010	2010	2009	2008
	(in U.S.$ millions, except where otherwise indicated)(1)	(in Ps billions, except where otherwise indicated)
Financial data:
Total assets	55,322.8	106,718.3	79,044.0	96,309.3	70,993.1	63,079.9
Gross loans and financial leases	34,324.7	66,212.6	46,278.4	58,623.6	41,896.7	40,144.0
Deposits	34,126.5	65,830.3	50,762.5	63,669.3	49,348.5	45,050.8
Non-controlling interest	2,453.4	4,732.7	4,098.7	4,475.5	4,038.0	3,191.1
Total shareholders’ equity	4,021.0	7,756.5	4,472.9	4,554.6	4,084.3	3,209.7

Net interest income	2,093.2	4,037.8	3,351.2	4,628.8	4,826.0	3,715.3
Total provisions, net	(157.2)	(303.2)	(616.2)	(1,026.9)	(887.6)	(713.5)
Total fees and other services income, net	861.0	1,660.9	1,141.2	1,617.7	1,583.5	1,393.9
Total other operating income	318.5	614.5	524.2	785.5	684.1	612.5
Total operating income	3,115.6	6,010.0	4,400.4	6,005.1	6,205.9	5,008.2
Total operating expenses	(1,889.9)	(3,645.6)	(2,512.0)	(3,520.0)	(3,292.4)	(3,027.9)
Total non-operating income (expense), net	91.2	176.0	137.5	176.9	67.7	125.4
Income tax expense	(430.7)	(830.9)	(620.8)	(831.0)	(864.3)	(677.3)
Income before non-controlling interest	886.2	1,709.4	1,405.2	1,831.1	2,116.9	1,428.4
Non-controlling interest	(427.8)	(825.1)	(705.1)	(874.2)	(1,051.5)	(671.3)

	At and for the nine-month period ended September 30,			At and for the year ended December 31,
	2011	2011	2010	2010	2009	2008
	(in U.S.$ millions, except where otherwise indicated)(1)	(in Ps billions, except where otherwise indicated)
Income attributable to shareholders	458.4	884.3	700.1	956.9	1,065.4	757.1

Financial ratios (in percent)
ROAA(2)	–	2.2	2.5	2.2	3.2	2.4
ROAE(3)	–	19.2	21.8	22.2	29.2	25.4
Efficiency ratio(4)	–	53.3	46.4	46.6	42.9	49.0

Operational data (in units):
Number of customers(5)	–	9,394,687	6,793,415	8,700,266	6,532,302	6,209,746
Number of employees	–	54,467	37,650	53,485	36,976	35,510
Number of branches	–	1,479	1,189	1,438	1,180	1,142
Number of ATMs	–	3,684	2,374	3,518	2,340	2,160

(1)	Translated for convenience only using the representative market rates as computed and certified by the Superintendency of Finance of Ps 1,929.01 at September 30, 2011.

(2)
For the years ended December 31, ROAA is calculated as income before non-controlling interest divided by average assets (the average of total assets at December 31 of the fiscal year and total assets at December 31 of the previous fiscal year). For the year ended December 31, 2010 BAC Credomatic’s results are included in 1/12 of our 2010 income but in 1/2 of our average assets due to the consolidation of BAC Credomatic financial data in Grupo Aval’s financial statements from December 1, 2010. Excluding BAC Credomatic’s assets results in an adjusted Grupo Aval ROAA of 2.5%. For the nine-month periods ended September 30, ROAA is calculated as income before non-controlling interest for the nine-month period multiplied by 4/3, divided by average assets (the sum of total assets at the end of the nine-month period and total assets at the end of the previous fiscal year, divided by two). For a reconciliation of ROAA, see “Information on the Company—Non-GAAP measures reconciliation.”

If average assets were calculated using quarterly consolidated information, rather than the average at the beginning and end of an annual or nine-month period, as applicable, our ROAA would be: 2.4%, 3.2% and 2.5% for the periods ending December 31, 2010, 2009 and 2008, and 2.3%, and 2.5% for the periods ending September 30, 2011 and 2010, respectively, and ROAA for the nine-month period ended September 30, 2011 would be 2.6% for Banco de Bogotá, 2.3% for Banco de Occiente, 2.9% for Banco Popular and 2.3% for Banco AV Villas. Excluding BAC Credomatic’s assets results in an adjusted Grupo Aval ROAA of 2.4% at December 31, 2010. Annualized ratios are not necessarily indicative of the ratios that would result for the full-year 2011, which may be materially different.

(3)
For the years ended December 31, ROAE is calculated as net income divided by average shareholders’ equity (shareholders’ equity at December 31 of the fiscal year and shareholders’ equity at December 31 of the previous fiscal year). For the nine-month periods ended September 30, ROAE is calculated as net income multiplied by 4/3, divided by average shareholders’ equity (the sum of shareholders’ equity at the end of the nine-month period and total shareholders’ equity at the end of the previous fiscal year, divided by two).

If average shareholders’ equity were calculated using quarterly consolidated information, rather than the average at the beginning and end of such period, our ROAE would be as follows: 23.3%, 27.2% and 27.4% for the periods ending December 31, 2010, 2009 and 2008, and 22.8%, and 23.5% for the periods ending September 30, 2011 and 2010, respectively, and ROAE for the nine-month period ended September 30, 2011 would be 18.5% for Banco de Bogotá, 17.7% for Banco de Occidente, 22.6% for Banco Popular and 18.6% for Banco AV Villas. There is no significant effect to shareholders’ equity at December 31, 2010 resulting from the BAC Credomatic transaction. Annualized ratios are not necessarily indicative of the ratios that would result for the full-year 2011, which may be materially different.

(4)
Efficiency ratio is calculated as operating expenses before depreciation and goodwill amortization, divided by the sum of total operating income before net provisions. See “Information on the Company—Non-GAAP measures reconciliation.”

(5)	Reflects aggregated customers of our banking subsidiaries. Customers of more than one of our banking subsidiaries are counted separately for each banking subsidiary.

Our markets

At and for the nine months ended September 30, 2011, the majority of our operations was in Colombia, representing 82.5% and 83.6% of our net income and gross loan portfolio respectively, and in the six countries in Central America, representing 17.5% and 16.4% of our net income and gross loan portfolio in each case at and for the nine months ended September 30, 2011.

We believe that Colombia’s financial system presents significant growth potential given its favorable economic conditions and one of the lowest penetration rates for banking and financial services in Latin America. According to International Monetary Fund data, at December 31, 2010, Colombia’s population and economy were the third and fifth largest in Latin America, respectively. According to DANE, in 2010 Colombia’s population was approximately 45.5 million people and its GDP was Ps 546.9 trillion (U.S.$288.1 billion). Colombia’s GDP per capita increased from Ps 7.93 million in 2005 (U.S.$3,416 using the average exchange rate for that year) to Ps 12.0 million in 2010 (U.S.$6,330 using the average exchange rate for that year).

During the decade ended December 31, 2010, Colombia outperformed the average GDP growth rate for Latin America by 1.1 percentage points, while reducing the country’s dependency on foreign financing as reflected in an external debt to GDP ratio of 22.4% at December 31, 2010 and 21.8% at August 31, 2011. According to IMF data Colombia has achieved GDP growth every year during the last half century (other than 1999). Unlike other emerging Latin American countries, Colombia has regularly met all principal and interest payments on external debt and has avoided hyperinflation, maintaining a single-digit inflation rate for the ten years ended December 31, 2010. According to the Central Bank of Colombia, or the “Colombian Central Bank,” Colombia’s annual inflation rate for 2010 was 3.2%, close to the 50-year low of 2.0% in 2009, and was 3.7% for the nine-month period ended September 30, 2011. These economic fundamentals, together with Colombia’s record as a stable democracy, account for Colombia’s relative strength during the recent global economic and financial crisis.

During the decade ended June 30, 2011, according to the Superintendency of Finance, Colombia’s financial system grew at a compounded annual growth rate, or “CAGR,” of 9.9% in terms of loans and 8.5% in terms of deposits, on an inflation-adjusted basis, compared to 4.3% for the country’s GDP during the same period. Despite this recent growth, Colombia’s bank loans-to-GDP ratio remains relatively low, with an approximate 31.7% ratio at September 30, 2011, according to the Superintendency of Finance. As Colombia’s largest banking group, we believe that we are well-positioned to take advantage of Colombia’s potential for growth in financial services and products. The capitalization of Colombia’s banking sector consists mostly of primary capital (Tier I) with a primary capital (Tier I) to risk-adjusted assets ratio of 10.5% at September 30, 2011, according to the Superintendency of Finance.

We view Central America as a strategic region that meets our expansion criteria. At December 31, 2010, Central America had a total population of 42 million, making it the fourth-largest market in Latin America by population. At the same date, Central America posted a combined GDP of U.S.$148 billion, ranking the region as the eighth-largest economy in Latin America. According to estimates prepared by the IMF, Central America’s GDP is expected to grow at an annual average rate of 4.3% between 2011 and 2013, compared to Colombia’s expected average growth rate of 4.6% during the same period. In terms of banking penetration, Central America had a ratio of private credit to GDP of 47.7% as of December 31, 2009, mainly driven by Panama’s 85.7% ratio. This indicator for the other countries in the region ranges from 25% to 53%, leading us to believe that growth in the financial sector could outperform GDP growth. Also, we see the additional penetration of credit cards in the population as an important growth opportunity, as Central America currently has a ratio of credit cards to economically active population of 27.4%, which compares to 31.4% in Colombia and 52.5%, 296.8%, 183.0% and 155.8% in Mexico, Chile, Brazil and Argentina, respectively, at December 31, 2010.

Our history

Grupo Aval was created by our chairman, Mr. Luis Carlos Sarmiento Angulo, on January 7, 1994 as a sociedad anónima. Mr. Sarmiento Angulo has a 45-year track record, having started his entrepreneurial career in 1956, with the opening of a real estate development firm in Bogotá. In 1971, he acquired a majority stake in Banco de Occidente and, in 1972, founded Corporación de Ahorro y Vivienda Las Villas (the predecessor to Banco AV Villas) to focus on low- and middle-income mortgage financing. In 1988, he completed the acquisition of a majority stake in Banco de Bogotá, consolidating his position as a major participant in the Colombian banking system. In 1991, Banco de Bogotá and Banco de Occidente founded Porvenir as a severance fund manager, which expanded to pension fund management in 1994. Banco Popular was acquired in 1996, and, in 1997, the acquisition of Corporación de Ahorro y Vivienda Ahorramas and its subsequent merger with Corporación de Ahorro y Vivienda Las Villas to form Banco AV Villas, improved its competitive position in the mortgage sector. In 1998, Mr. Sarmiento Angulo contributed a majority of his holdings in financial institutions to Grupo Aval. Since then, Grupo Aval has acquired Banco Aliadas, Banco de Crédito y Desarrollo Social Megabanco or Banco Megabanco, Banco Union and Corporación Financiera del Valle through its subsidiaries to further extend and consolidate its position as the leading participant in the Colombian banking sector.

In 1999, we conducted an initial public offering in Colombia and listed our common shares on the Colombian Stock Exchange under the symbol “GRUPOAVAL.” Our initial public offering was the first large-scale equity offering of a Colombian company to the general public, which allowed several thousand investors to become our shareholders. In addition, Grupo Aval’s common shareholders have received a dividend yield of approximately 4% per common share on average in the 2005 to 2010 period (at constant prices at March 31, 2011). We have paid dividends every year since our initial public offering. We concluded our third public offering of shares to the Colombian public on May 12, 2011, consisting of 1.6 billion preferred shares at a price of Ps 1,300 (U.S.$0.72 at the representative market rate on such date) per share and expanded our shareholder base to over 130,000 shareholders. Our preferred shares are listed on the Colombian Stock Exchange under the symbol “PFAVAL.” Grupo Aval is currently, and after this offering will continue to be, controlled by its chairman, Mr. Sarmiento Angulo.

On December 9, 2010, we acquired all of the outstanding shares of BAC Credomatic, pursuant to a stock purchase agreement we entered into with GE Capital, for U.S.$1.92 billion. We operate BAC Credomatic as a separate subsidiary and its results are consolidated into Banco de Bogotá, which already oversees significant businesses run by the management teams in our group, including Corficolombiana and Porvenir. See “Information on the Company—BAC Credomatic.”

BAC Credomatic acquisition

Following our acquisition of BAC Credomatic on December 9, 2010, we became one of the leading banking groups in Central America based on consolidated assets. We believe that the BAC Credomatic acquisition provides us with a leading Central American presence with operations that are complementary to our Colombian businesses and with the opportunity to enter the consumer and credit card banking businesses in this region.

BAC Credomatic has operations in each of the six Central American countries: Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama. BAC Credomatic is one of the leading credit card issuance and merchant-acquiring franchises in Central America. BAC Credomatic’s credit card accounts represented 25.7% of total credit card accounts in Central America (calculated based on BAC Credomatic data and information published by Euromonitor International) at December 31, 2010. BAC Credomatic has the only network that processes all major credit card brands in the region.

Through a network of 472 points of contact (including 224 full-service branches, 37 in-store branches, 183 on-site branches and 28 auto/drive-thru branches) and 1,172 ATMs at September 30, 2011, BAC Credomatic provides us more than two million additional customers and access to a region with a population of 42 million, providing significant opportunity for growth in financial services.

While our primary focus will continue to be the Colombian market, our BAC Credomatic acquisition extends our franchise to an important contiguous economic region. BAC Credomatic represented the equivalent of 18.9% of our assets at December 31, 2010 and 17.3% of our assets at September 30, 2011.

As with our approach in our acquisitions in Colombia to date, we have retained a vast majority of BAC Credomatic’s senior management. These executives have an average of 15 years experience at BAC Credomatic and for the most part pre-date GE Capital’s 2005 investment in BAC Credomatic. By implementing our best practices, we believe we can improve BAC Credomatic’s efficiency ratio of 58.0% compared to 52.1% for our Colombian operations, each at September 30, 2011.

Our operations

We conduct our operations through our four banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), our pension and severance fund manager (Porvenir), our merchant bank (Corficolombiana) and our Central American banking group, BAC Credomatic, which we acquired on December 9, 2010. The following chart presents our ownership structure.

Source: Company data at September 30, 2011.

(1)
Corficolombiana held an additional 4.0% beneficial interest in Banco de Occidente at September 30, 2011, due to the merger of Leasing de Occidente into Banco de Occidente in June 2010. These shares are expected to be sold in open-market transactions through the Colombian Stock Exchange.

(2)
Porvenir and Corficolombiana are subsidiaries of Banco de Bogotá, whose financial data is consolidated into Banco de Bogotá’s results. Ownership percentages shown include direct and indirect participation.

(3)
This acquisition was completed on December 9, 2010. BAC Credomatic’s results of operations prior to December 1, 2010 are not included in Grupo Aval’s and Banco de Bogotá’s results that are presented in this Form 6-K.

We own 64.7% of the share capital of Banco de Bogotá, 68.2% of Banco de Occidente, 93.7% of Banco Popular, 79.9% of Banco AV Villas, 100.0% of Porvenir (20.0% directly and the remainder indirectly through our banks) and 56.4% of Corficolombiana indirectly through our banks, at September 30, 2011. In addition to his interest in Grupo Aval, Mr. Sarmiento Angulo beneficially owns 9.6% of Banco de Bogotá, 13.3% of Banco de Occidente, 0.5% of Banco Popular and 15.3% of Banco AV Villas, at September 30, 2011. We acquired an additional 43.5% of Banco Popular’s outstanding shares from Rendifin S.A., a company beneficially owned by Mr. Sarmiento Angulo on June, 23, 2011 and an additional 19.6% from Popular Securities S.A. and Inversiones Escorial S.A. on September 20, 2011. Each of our banks and Corficolombiana are publicly traded on the Colombian Stock Exchange and the remaining shares in these companies are held by minority shareholders.

Banco de Bogotá, founded in 1870, is Colombia’s oldest financial institution and the second largest bank in the country based on total consolidated assets at September 30, 2011 and net income for the nine months ended September 30, 2011 and the year ended December 31, 2010. Banco de Bogotá had market shares of  14.0% of deposits and 13.3% of loans at September 30, 2011. It is also the largest financial institution within our group by assets and the largest contributor of net income before income tax expense and non-controlling interest. Banco de Bogotá is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products, distributed through a network of 624 branches and 991 ATMs. While Banco de Bogotá serves all segments in the market through differentiated service and product offerings, it is particularly focused on commercial lending with a market share of 18.0% of commercial loans at September 30, 2011. Banco de Bogotá’s ROAE averaged 27.0% between 2008 and 2010 and was 24.9% for the year ended December 31, 2010 and 20.0% for the nine-month period ended September 30, 2011. Its efficiency ratio improved from 48.3% in 2008 to 40.1% for the year ended December 31, 2010 and was 52.0% for the nine-month period ended September 30, 2011.

Banco de Occidente is the fifth-largest bank in Colombia, based on assets and loans at September 30, 2011. It focuses on enterprise customers, state-owned entities and retail customers. Banco de Occidente has strong market shares in the financial leasing business (17.8%, the second-largest market share in the Colombian leasing market, which is comprised of leasing companies and banks). Banco de Occidente’s ROAE averaged 21.9% between 2008 and 2010 and was 17.1% for the year ended December 31, 2010 and 16.7% for the nine-month period ended September 30, 2011. Its efficiency ratio worsened from 39.9% in 2008 to 44.5% for each of the year ended December 31, 2010 and the nine-month period ended September 30, 2011.

Banco Popular is the pioneer of, and the market leader in, payroll loans and a premier provider of financial solutions to government entities throughout Colombia. Banco Popular achieved strong returns on its consumer loan portfolio due to its access to payroll deductions for repayment of loans, which results in consumer loans with a substantially lower-risk profile (consumer past due loans of 2.8% compared to a banking system average of 4.5% at September 30, 2011). Banco Popular’s ROAE averaged 26.4% between 2008 and 2010 and was 23.8% for the year ended December 31, 2010 and 22.5% for the nine-month period ended September 30, 2011. Its efficiency ratio improved from 52.0% in 2008 to 47.6% for the year ended December 31, 2010 and was 49.3% for the nine-month period ended September 30, 2011.

Banco AV Villas is a consumer-focused bank, which targets mid- and low-income segments of the population and serves its clients through a nationwide service-point network and an advanced mobile banking platform. It is also Grupo Aval’s most active bank in terms of usage of non-traditional channels (mobile banking, non-banking correspondents and virtual branches). Over the past decade, Banco AV Villas has evolved from being a lender exclusively focused on mortgages to a diversified full-service consumer bank. Banco AV Villas’ risk management systems provide the bank with real-time and in-depth credit quality analyses that allow the bank to approve consumer loans on an accelerated basis. Banco AV Villas’ ROAE averaged 16.7% between 2008 and 2010 and was 18.4% for each of the year ended December 31, 2010 and the nine-month period ended September 30, 2011. Its efficiency ratio worsened slightly from 53.5% in 2008 to 53.9% for the year ended December 31, 2010 and 57.9% for the nine-month period ended September 30, 2011.

Porvenir is a leading pension and severance fund management business in Colombia, with a 27.3% market share of assets under management at September 30, 2011. Pension funds provide individual savings for retirement, while severance funds provide temporary income to employees who lose their jobs. Porvenir has experienced significant earnings growth, with a 26.9% CAGR for the 2008 to 2010 period. Porvenir is the most profitable and efficient pension and severance fund manager in the market, with a ROAE that averaged 35.7% between 2008 and 2010 and was 32.5% for the year ended December 31, 2010 and 28.4% for the nine-month period ended September 30, 2011.

Corficolombiana is a merchant bank that primarily invests in strategic sectors of the Colombian economy, including infrastructure, energy, and finance, and also provides treasury, investment banking and private banking services. Corficolombiana provides Banco de Bogotá with a consistent dividend stream, having declared dividends totaling more than Ps 171 billion (approximately U.S.$89 million) payable to Banco de Bogotá for the year ended December 31, 2010 and more than Ps 202 billion (approximately U.S.$105 million) for the nine-month period ended September 30, 2011. Corficolombiana’s ROAE averaged 20.5% between 2008 and 2010 and was 21.3% for the year ended December 31, 2010 and 18.3% for the nine-month period ended September 30, 2011.

BAC Credomatic is a leading Central American banking group with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama. BAC Credomatic is a full-service financial institution with one of the leading credit card issuance and merchant-acquiring franchises in Central America. Its credit card accounts represented 25.7% of total credit card accounts in Central America (calculated based on BAC Credomatic data and information published by Euromonitor International) at December 31, 2010. It has achieved processing volumes of U.S.$8,042 million for the year ended December 31, 2010 and U.S.$6,941 million for the nine-month period ended September 30, 2011 in the merchant acquiring business, which compares favorably to processing volumes of other leading Latin American issuers. BAC Credomatic’s ROAE averaged 24.3% between 2006 and 2010 (excluding extraordinary gains in 2007 and 2008) and was 17.3% for the year ended December 31, 2010 and 22.2% for the nine-month period ended September 30, 2011.

The following tables present key information regarding the results of our operating subsidiaries at the dates and for the periods indicated.

	At and for the nine-month period ended September 30, 2011
	Banco de Bogotá	Porvenir(1)	Corficolombiana(1)	BAC Credomatic(1)	Banco de Occidente	Banco Popular	Banco AV Villas
	(in U.S. millions)(4)
Loans and financial leases, net	18,969.9	–	319.0	5,530.5	7,045.4	4,792.9	2,395.0
Assets	33,527.7	411.2	4,604.6	9,567.7	11,113.8	7,490.6	3,906.0
Deposits	20,392.3	–	1,068.1	5,973.5	6,875.1	4,899.5	2,892.2
Shareholders’ equity	3,341.8	294.9	1,460.3	1,730.2	1,515.7	948.5	459.4
Net income	402.2	60.0	199.3	123.9	179.3	154.4	61.6
ROAE(2)	20.0%	28.4%	18.3%	18.0%	16.7%	22.5%	18.4%
Delinquency ratio past due more than 30 days	2.4%	–	1.9%	3.2%	2.7%	2.3%	3.9%
Allowance for loans as a percentage of past due loans	114.8%	–	167.2%	57.0%	145.9%	173.1%	132.5%
Solvency ratio(3)(5)	14.0%	–	33.8%	12.8%	10.1%	11.8%	14.0%

	At and for the year ended December 31, 2010
	Banco de Bogotá	Porvenir(1)	Corficolombiana(1)	Banco de Occidente	Banco Popular	Banco AV Villas
	(in U.S. millions)(4)
Loans and financial leases, net	16,857.3	–	267.0	5,882.4	4,350.1	2,170.8
Assets	30,765.3	374.4	4,304.0	9,662.1	6,595.8	3,606.4
Deposits	19,695.3	–	972.9	6,449.6	4,327.7	2,641.3
Shareholders’ equity	2,031.2	269.1	1,445.3	1,339.5	879.0	434.3
Net income	474.3	81.1	292.8	200.3	187.5	74.8
ROAE(2)	24.9%	32.5%	21.3%	17.1%	23.8%	18.4%
Delinquency ratio past due more than 30 days	2.5%	–	2.6%	2.8%	2.5%	4.5%
Allowance for loans as a percentage of past due loans	124.6%	–	156.1%	163.3%	167.5%	128.7%
Solvency ratio(3)	15.1%	–	38.3%	10.0%	11.8%	14.1%

Source: Company data and calculations based on consolidated financial statements of our principal operating subsidiaries.

(1)
Porvenir and Corficolombiana are subsidiaries of Banco de Bogotá. Their financial data is consolidated in Banco de Bogotá’s results. BAC Credomatic was acquired by, and is a subsidiary of, Banco de Bogotá and its financial data is consolidated in Banco de Bogotá’s results from December 1, 2010.

(2)	For methodology used to calculate ROAE, see note (3) to the tables under “—Our company—Financial and operating data.”

(3)	Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “Supervision and Regulation—Capital adequacy requirements.”

(4)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance at September 30, 2011 of 1,929.01 pesos per U.S.$1.00.

(5)	The solvency ratio for BAC Credomatic corresponds to December 31, 2010. As of the date of this Form 6-K, information at September 30, 2011 is not available.

Our business strengths

We believe that we have achieved our leading positions in the Colombian and Central American banking industries through the following competitive strengths.

Our multi-brand business model

Our differentiated multi-brand business model builds on the individual strengths of our banks and the market-wide recognition of their brands. Each of our banks has developed a focus on particular and, to a degree, overlapping market sectors, geographic regions, and services and products. We believe this specialization has contributed to the individual success of our banks and the diversity of Grupo Aval as a whole. Our banking subsidiaries operate as four independent banks that are encouraged to compete among themselves and with other market participants, while operating within central guidelines established by us in the areas of internal control, credit risk management, brand management, strategic planning, general procurement and information technology. These guidelines, together with group support services, are designed to allow each bank to achieve economies of scale and benefit from cross-bank synergies and groupwide best practices without affecting individual competition and the decision-making abilities of each bank’s management. We may, in the future, consider merging one or more of our subsidiaries in our group if meaningful improvements in efficiencies, revenue or other benefits could be achieved. We plan to continue executing our multi-brand business model by maintaining the BAC Credomatic brand and integrating BAC Credomatic into our operations.

Largest player in most banking sectors in Colombia

We are the largest participant in most sectors of the Colombian banking market, with market-leading shares of 31.3% of commercial loans and 28.0% of consumer loans, at September 30, 2011. We also have the largest market share of deposits at 29.4% at September 30, 2011. Our Red de Grupo Aval network is the largest ATM and banking network in the country and has been a key element of our competitive positioning in the Colombian market. At June 30, 2011 our ATM and banking network had market shares of 24.1% and 25.6% of ATMs and branches, respectively.

Strong track record of financial performance

We believe that our leading position in the Colombian market, cross-bank synergies, economies of scale, low-cost funding and operating efficiencies have assisted us in achieving higher and more stable profits compared to our competitors. Our average ROAE of 25.6% and average ROAA of 2.6% for the 2008 to 2010 period, and our ROAE of 19.2% and ROAA of 2.2% for the nine months ended September 30, 2011, have been the highest among our direct competitors in the Colombian market, and our consolidated net interest margin (net interest income divided by total average interest-earning assets) has been in the range of 7.2% to 8.8% for the 2008 to 2010 period. We believe that our ROAA and ROAE outperform those of our competitors mainly due to better yields on loans (from our diversified loan portfolio), significant yields from our investment portfolio, lower net provisions (due to a lower ratio of charge-offs to total loans) and better efficiency margins. Our total assets have grown at a CAGR of 21.1% from December 31, 2008 to September 30, 2011 (13.0% excluding BAC). During the same period, our total deposits have grown at a CAGR of 14.8% (7.0% excluding BAC).

Diversified sources of funding

We have diverse sources of funding, including deposits and debt securities placed in the Colombian market, which result in a low cost of funding. At September 30, 2011, in Colombia, our market share of deposits was 29.4%, supported by a 35.6% market share in checking accounts and 29.6% in savings accounts. Deposits represented 75.2% of our total funding at that date, compared to 81.2% at December 31, 2007, which provides us with a stable, and cheap funding base. As a result of our efforts to broaden our funding base, we increased our funding from Ps 53.3 trillion (U.S.$27.6 billion) at December 31, 2008 to Ps 82.6 trillion (U.S.$42.9 billion) at December 31, 2010 and to Ps 87.6 trillion (U.S.$45.4 billion) at September 30, 2011. On May 12, 2011, we completed an offering of 1.6 billion preferred shares, raising an aggregate amount of Ps 2.1 trillion (U.S.$1.1 billion) (Ps 1,300 (U.S.$0.72 at the representative market rate at such date) per share), before deducting brokerage commissions and discounts, and expenses of the offering. We believe that our funding base supports our initiatives to expand our businesses.

Sound risk management

We believe that we have asset quality that is superior to the market average. We have maintained our relative asset quality, as evidenced by our ratio of non-performing loans to total loans of 1.8% for September 30, 2011 and 1.9% for December 31, 2010, and a ratio of charge-offs to average outstanding loans (annualized) of 1.1% and 1.5% at September 30, 2011 and December 31, 2010, respectively. In addition, we believe that our reputation as a conservative banking group has allowed us to consistently retain and attract new customers. Each of our banking subsidiaries has a comprehensive risk management system, which we view as fundamental to their long-term stability and viability, and enables them to identify risks and resolve potential problems on a timely basis. In addition, we have established upward loan reporting processes, and Grupo Aval’s risk management staff meets on a weekly basis to discuss the loan portfolio, developments in the industry, risks and opportunities.

Each of our banks and Grupo Aval has strong capital adequacy ratios. The aggregate solvency ratio of our banks on an unconsolidated basis was 14.1% and 12.6% at September 30, 2011 and December 31, 2010, respectively, compared to an average solvency ratio of 14.3% and 15.2% for our principal competitors at the same dates and to 9.0%, Colombia’s minimum regulatory requirement.

Focus on best practices

Grupo Aval applies groupwide best practices for all of its operating subsidiaries. These practices are designed to encourage a consistent approach with respect to effective risk management, efficient use of capital, cost control, brand management, general procurement and integration of information technology. We believe that these practices have helped us to achieve economies of scale and synergies to reduce operating and administrative costs. At December 31, 2010, we had a consolidated efficiency ratio of 46.6%, and our banking subsidiaries had efficiency ratios ranging from 40.1% (Banco de Bogotá) to 53.9% (Banco AV Villas). At September 30, 2011, we had a consolidated efficiency ratio of 53.3%, and our banking subsidiaries had efficiency ratios ranging from 44.5% (Banco de Occidente) to 57.9% (Banco AV Villas). We intend to transfer these best practices to BAC Credomatic, which had an efficiency ratio of 58.0% at September 30, 2011.

Leading banking operations in Central America

BAC Credomatic is one of the leading financial institutions in Central America with a record of strong financial performance. It has achieved an average of 24.3% in annual ROAE for the period from 2006 to 2010 (excluding extraordinary gains in 2007 and 2008). BAC Credomatic is a full-service financial institution with one of the leading card-issuing and acquiring businesses in the region. Its Credomatic brand has key alliances with major credit card networks, such as Visa, MasterCard, American Express and Diners Club, and has the only network that processes all major credit card brands in the region. BAC Credomatic customer base and distribution network are sizable when compared to our Colombian banks. At September 30, 2011, it served more than 2.2 million customers through 472 points of contact including 224 full-service branches, 37 in-store branches offering teller services in retail stores, 183 on-site branches offering full banking services for corporate employees, and 28 auto/drive-thru branches throughout Central America, connected through a single technological platform that allows online transactions between countries in the region. BAC Credomatic’s market share in terms of loans varies in the different countries as follows, as of September 30, 2011: Costa Rica 10.5%, El Salvador 9.7%, Guatemala 4.4%, Honduras 13.2%, Nicaragua 26.7% and Panama 2.6%.

Experienced management teams

Our qualified and experienced management teams, both at the group and operating subsidiary levels, have played a key role in guiding our growth. Our chairman, Mr. Sarmiento Angulo, has over 50 years of business experience, including 40 years in the banking and related financial services industry. Our president, Mr. Luis Carlos Sarmiento Gutiérrez, has over 15 years of experience in the banking and related financial services industry and 25 years of business experience as a banking executive in Colombia and the United States. The presidents of our four banks have an average tenure of 25 years with these banks, and the president of BAC Credomatic has a tenure of 35 years with BAC Credomatic. We believe that the strength of management at all levels within Grupo Aval has enabled us to become Colombia’s largest banking group and its most profitable based on ROAE as compared to our principal competitors. Our and each of our operating subsidiaries’ management teams are dedicated to formulating and executing business strategies through a culture of excellence, innovation and cooperation, which has served as our guiding vision throughout the various acquisitions and initiatives undertaken by Grupo Aval.

Our strategy

Our overall objectives are to build upon our competitive strengths to pursue opportunities for growth and to enhance our long-term financial performance. To achieve these objectives, we intend to pursue a strategy with the following principal elements:

Further penetrate the Colombian market

We believe that Colombia offers significant opportunities to expand our business because of the country’s strong economic fundamentals and low penetration rates for banking and other financial services and products, as compared to other countries in the region. For example, domestic credit to the private sector accounts for 43.5% of GDP in Colombia as compared to 86.3% for Chile, 57.0% for Brazil and 24.3% for Peru at December 31, 2010. See

“Industry—Colombia—Credit volumes.” We anticipate that demand for such services and products will increase across all customer sectors. As Colombia’s leading banking group, and drawing upon our distinctive multi-brand business model, we believe that we are well-positioned to take advantage of this significant growth potential.

Continue capitalizing on synergies and improving efficiencies

We believe that there is additional room to create synergies among our subsidiaries and leverage their combined strength without affecting our multi-brand business model. We intend to continue identifying and working on groupwide projects, mainly in information technology, and we will continue to seek economies of scale by fostering procurement of goods and services for multiple subsidiaries, which we believe have contributed to improvements in our efficiency ratios. As an example, we are in the process of replacing the core banking systems in our subsidiaries to converge to a common platform.

Expand our services offerings and diversify our sources of income

We believe that we offer the most comprehensive range of banking services and products in Colombia, and we continually seek to expand these offerings to meet evolving customer needs and enhance our profitability. For example, we are currently implementing initiatives to increase our non-interest income, which consists primarily of net fee income. Net fee income accounted for 26.3% and 23.0% of our consolidated total operating income before net provisions for the nine-month period ended September 30, 2011 and the year ended December 31, 2010, respectively. We believe that we can expand the contribution of non-interest income to our profitability in future periods by, for example, expanding bancassurance (i.e., bank-offered third-party insurance products) through our distribution networks and credit card fee income through an increase in credit card loan volume across all of our banks.

Integrate BAC Credomatic and further penetrate the Central American market

We plan to continue executing our multi-brand business model by maintaining the BAC Credomatic brand and integrating it into our operations. We intend to capitalize on the expansion of the Central American market as we believe the BAC Credomatic acquisition will offer us significant opportunities for organic and acquisition growth in financial services in this region. In order to improve operational efficiency and increase market share in key sectors, we intend to share our groupwide commercial and operational standards and best practices with BAC Credomatic, while capitalizing on its regional expertise, brand recognition, customer base, and services and products, such as credit card issuance and merchant-acquiring businesses. We believe that we can substantially improve BAC Credomatic’s efficiency ratio, which at September 30, 2011 was 58.0%, compared to 53.3% for Grupo Aval’s Colombian operations, by implementing our best practices at BAC Credomatic.

Pursue other selected acquisitions

We have a proven track record of identifying, acquiring and integrating interests in companies that we believe have strategic value to us. We are interested in expanding our businesses in Colombia and Central America and to other regions. We regularly evaluate acquisition candidates that may permit us to expand the services and products we offer and markets we can access, such as BAC Credomatic. We actively consider additional strategic investments, alliances and acquisitions, principally in Colombia, Central America and other selected Latin American countries.

Recent developments

On December 19, 2011, Banco de Bogotá completed an offering of U.S.$600 million of 5.00% senior notes due 2017, which is referred herein to as the “Banco de Bogotá Debt Offering.” The net proceeds of the Banco de Bogotá Debt Offering were used to make repayments to Banco de Bogotá’s U.S.$1.0 billion (Ps 1,772.3 billion) senior bridge loan facility dated as of December 1, 2010, as amended as of November 30, 2011, which is referred herein to as the “Senior Bridge Loan Facility.” On December 20, 2011, Banco de Bogotá entered into a three-year U.S.$500 million term loan with Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC, as joint lead arrangers, which is referred herein to as the “Banco de Bogotá Term Loan.” The proceeds of the Banco de Bogotá Term Loan were used to repay remaining amounts outstanding under the Senior Bridge Loan Facility and for general corporate purposes.

Risk factors

We face risks and uncertainties that may affect our future financial and operating performance, including, among others, the following: economic and political conditions in Colombia and other countries in which we operate; internal security issues affecting the countries in which we operate; governmental and regulatory actions and developments affecting our operating subsidiaries and our industry; natural disasters; declines in the quality of our loan portfolio and other assets; adequacy of risk management procedures and systems; counterparty risks; exposures in derivatives transactions; increases in funding costs; changes in interest and exchange rates and other market risks; losses from trading operations; completion and integration of acquisitions, including our recent BAC Credomatic acquisition; failures of information technology and other systems; competition; loss of key members of senior management; and litigation and other legal proceedings. One or more of these matters could negatively affect our business or financial performance as well as our ability to successfully implement our strategy.

Our registered and principal executive offices are located at Carrera 13 No. 26A - 47, Bogotá D.C., Colombia, and our general telephone number is (+57) 1 241-9700. Our website is www.grupoaval.com. Information contained on, or accessible through, our website is not incorporated by reference in, and shall not be considered part of, this Form 6-K.

Summary financial and operating data

The following financial data of Grupo Aval at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 have been derived from the audited annual consolidated financial statements prepared in accordance with Colombian Banking GAAP included herein. The financial data at December 31, 2008 has been derived from the audited consolidated balance sheet as of that date prepared in accordance with Colombian Banking GAAP that is not included herein. The financial data at September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010 are derived from our unaudited condensed consolidated financial statements at September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010 prepared in accordance with Colombian Banking GAAP. Our historical results are not necessarily indicative of results to be expected for future periods. Results for the nine-month period ended September 30, 2011 are not necessarily indicative of results expected for the full year 2011.

The summary pro forma financial data at and for the year ended December 31, 2010 has been derived from our unaudited pro forma condensed consolidated financial data and illustrates the effects of our recent acquisition of BAC Credomatic on our results of operations and financial condition. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

This financial data should be read in conjunction with our unaudited interim consolidated financial statements, our audited annual consolidated financial statements and the related notes and “Presentation of Financial and Other Information,” “Selected Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and “Operating and Financial Review and Prospects” included herein.

Statement of income data

	Grupo Aval
	For the nine-month period ended September 30,			For the year ended December 31,
	2011	2011	2010	2010	2009	2008
	(in U.S.$ millions)(1)	(In Ps billions, unless otherwise indicated)
Colombian Banking GAAP
Operating income:
Net interest income	2,093.2	4,037.8	3,351.2	4,628.8	4,826.0	3,715.3
Total provisions, net	(157.2)	(303.2)	(616.2)	(1,026.9)	(887.6)	(713.5)
Total fees and other services income, net	861.0	1,660.9	1,141.2	1,617.7	1,583.5	1,393.9
Total other operating income	318.5	614.5	524.2	785.5	684.1	612.5
Total operating income	3,115.6	6,010.0	4,400.4	6,005.1	6,205.9	5,008.2
Total operating expenses	(1,889.9)	(3,645.6)	(2,512.0)	(3,520.0)	(3,292.4)	(3,027.9)
Net operating income	1,225.7	2,364.4	1,888.4	2,485.1	2,913.5	1,980.3

Non-operating income (expense):
Other income	138.9	267.9	274.8	364.6	367.4	290.3
Other expense	(47.6)	(91.9)	(137.3)	(187.6)	(299.7)	(164.9)
Total non-operating income (expense), net	91.2	176.0	137.5	176.9	67.7	125.4
Income before income tax expense and non-controlling interest	1,316.9	2,540.3	2,025.9	2,662.1	2,981.2	2,105.8
Income tax expense	(430.7)	(830.9)	(620.8)	(831.0)	(864.3)	(677.3)
Income before non-controlling interest	886.2	1,709.4	1,405.2	1,831.1	2,116.9	1,428.4
Non-controlling interest	(427.8)	(825.1)	(705.1)	(874.2)	(1,051.5)	(671.3)
Net income attributable to shareholders	458.4	884.3	700.1	956.9	1,065.4	757.1

	Grupo Aval
	For the nine-month period ended September 30,			For the year ended December 31,
	2011	2011	2010	2010	2009	2008
	(in U.S.$ millions)(1)	(In Ps billions, unless otherwise indicated)
U.S. GAAP(2)
Net income attributable to Grupo Aval shareholders	–	–	–	965.3	934.5	807.1

(1)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance of Ps 1,929.01 at September 30, 2011.

(2)	See note 30 to our audited annual consolidated financial statements included herein for reconciliations to U.S. GAAP.

Balance sheet data

	Grupo Aval
	At September 30,		At December 31,
	2011	2011	2010	2009	2008
	(in U.S.$ millions, except share information)(1)	(In Ps billions, unless otherwise indicated)
Colombian Banking GAAP
Assets:
Total cash and cash equivalents	5,315.4	10,253.5	9,682.6	7,370.9	6,621.3
Total investment securities, net	9,859.7	19,019.4	19,174.9	16,587.3	11,427.7
Total loans and financial leases, net	33,176.1	63,997.1	56,439.7	40,015.6	38,518.3
Total interest accrued on loans and financial leases, net	286.5	552.7	448.2	406.1	556.0
Bankers’ acceptances, spot transactions and derivatives	384.2	741.0	306.9	78.8	87.8
Accounts receivable, net	777.5	1,499.7	1,337.3	783.1	751.2
Property, plant and equipment, net	877.1	1,691.9	1,643.7	1,096.5	956.7
Operating leases, net	147.7	284.9	263.9	282.5	255.7
Foreclosed assets, net	46.4	89.4	85.5	48.0	42.6
Prepaid expenses and deferred charges	882.4	1,702.2	920.7	611.6	521.1
Goodwill, net	1,611.9	3,109.4	3,031.4	1,020.1	1,064.0
Other assets, net	822.7	1,587.0	912.0	769.5	697.6
Reappraisal of assets	1,135.2	2,189.8	2,062.5	1,923.1	1,580.0
Total assets	55,322.8	106,718.3	96,309.3	70,993.1	63,079.9

Liabilities:
Deposits	34,126.5	65,830.3	63,669.3	49,348.5	45,050.8
Bankers’ acceptances	421.7	813.5	309.3	41.6	64.9
Interbank borrowings and overnight funds	2,223.1	4,288.3	2,477.4	2,753.7	794.8
Borrowings from banks and others	6,084.8	11,737.6	10,491.2	3,854.9	5,048.4
Accounts payable	1,556.5	3,002.5	2,243.5	1,518.5	1,568.6
Accrued interest payable	127.0	245.0	247.4	269.1	381.5
Other liabilities	735.2	1,418.3	1,291.9	950.7	856.1
Long-term debt (bonds)	2,926.4	5,645.0	5,952.4	3,422.2	2,320.3
Estimated liabilities	647.3	1,248.6	596.9	711.6	593.6
Non-controlling interest	2,453.4	4,732.7	4,475.5	4,038.0	3,191.1
Total liabilities	51,301.8	98,961.8	91,754.7	66,908.8	59,870.1
Shareholders’ equity:
Subscribed and paid-in capital:
Common shares	9.6	18.6	13.9	13.9	13.9
Additional paid-in capital	1,903.1	3,671.0	647.4	647.4	637.9

	Grupo Aval
	At September 30,		At December 31,
	2011	2011	2010	2009	2008
	(in U.S.$ millions, except share information)(1)	(In Ps billions, unless otherwise indicated)
Retained earnings:
Appropriated	1,624.1	3,132.9	1,930.3	1,266.0	878.5
Unappropriated	(280.9)	(541.9)	483.3	679.7	441.0
Equity surplus:
Equity inflation adjustments	384.7	742.1	742.1	743.2	746.7
Unrealized gains (losses) on investment securities available for sale	(28.8)	(55.6)	29.7	18.3	(90.3)
Reappraisal of assets	409.3	789.5	707.8	715.7	581.9
Total shareholders’ equity	4,021.0	7,756.5	4,554.6	4,084.3	3,209.7
Total liabilities and shareholders’ equity	55,322.8	106,718.3	96,309.3	70,993.1	63,079.9
U.S. GAAP(2)
Total shareholders’ equity	–	–	3,949.5	3,285.7	2,563.2

(1)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance of Ps 1,929.01 at September 30, 2011.

(2)	See note 30 to our audited annual consolidated financial statements included herein for reconciliations to U.S. GAAP.

Other financial and operating data

	Grupo Aval
	At and for the nine-month period ended September 30,		At and for the year ended December 31,
	2011	2010	2010	2009	2008

Profitability ratios:
Net interest margin(1)	6.6	7.3	7.2	8.8	7.8
ROAA(2)	2.2	2.5	2.2	3.2	2.4
ROAE(3)	19.2	21.8	22.2	29.2	25.4
Efficiency ratio:
Operating expenses before depreciation and amortization / total operating income before net provisions(4)	53.3	46.4	46.6	42.9	49.0
Capital ratios:
Period-end shareholders’ equity and non-controlling interest as a percentage of period-end total assets	11.7	10.8	9.4	11.4	10.1
Credit quality data:
Non-performing loans as a percentage of total loans(5)	1.8	2.3	1.9	2.7	2.4
Delinquency ratio past due more than 30 days	2.5	3.2	2.7	3.6	3.6
“C,” “D” and “E” loans as a percentage of total loans(6)	3.3	4.3	3.9	4.8	4.0
Allowance for loans as a percentage of non-performing loans	188.6	188.3	194.0	169.3	170.1
Allowance for loans as a percentage of past due loans	131.4	137.6	139.1	124.5	112.9
Allowance for loans as a percentage of “C,” “D” and “E” loans	102.7	101.7	96.2	94.1	100.5
Allowance for loans as a percentage of total loans	3.3	4.4	3.7	4.5	4.0
Operational data (in units):
Number of customers(7)	9,394,687	6,793,415	8,700,266	6,532,302	6,209,746
Number of employees	54,467	37,650	53,485	36,976	35,510
Number of branches	1,479	1,189	1,438	1,180	1,142
Number of ATMs	3,684	2,374	3,518	2,340	2,160

(1)	Net interest margin is calculated as net interest income divided by total average interest-earning assets.

(2)	For methodology used to calculate ROAA, see note (2) to the table under “—Our company—Financial and operating data.”

(3)	For methodology used to calculate ROAE, see note (3) to the table under “—Our company—Financial and operating data.”

(4)	See “Information on the Company—Non-GAAP measures reconciliation.”

(5)
Non-performing loans include microcredit loans that are 31 days or more past due, mortgage and consumer loans that are 61 days or more past due and commercial loans that are 91 days or more past due. Each category includes financial leases respectively. See “Selected Statistical Data—Loan portfolio—Risk categories.”

(6)	See “Selected Statistical Data—Loan portfolio—Risk categories.”

(7)	Reflects aggregated customers of each of our banking subsidiaries. Customers of more than one of our banking subsidiaries are counted separately for each banking subsidiary.

Capitalization ratios

The following table presents consolidated capitalization ratios for our banking subsidiaries, Grupo Aval and our principal competitors at the dates indicated.
	At September 30, 2011
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate(1)	Grupo Aval consolidated	Bancolombia	Davivienda(6)	BBVA Colombia(6)
	(in percentages)
Tangible equity ratio(2)(5)	10.0	13.6	13.0	11.8	11.3	9.1	9.8	–	–
Tier 1 ratio(3)	12.4	8.8	9.1	12.2	11.3	–	9.3	9.5	–
Solvency ratio(4)	14.0	10.1	11.8	14.0	12.9	–	13.0	12.5	–

	At December 31, 2010
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate(1)	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
	(in percentages)
Tangible equity ratio(2)(5)	6.4	13.8	13.7	12.1	9.3	6.4	10.8	8.2	8.4
Tier 1 ratio(3)	8.9	8.0	8.4	12.1	8.8	–	10.3	9.6	9.0
Solvency ratio(4)	15.1	10.0	11.8	14.1	13.7	–	14.7	13.1	10.5

Source: Company calculations based on each entity’s respective financial statements for the period indicated.

(1)	Reflects the summation of calculated amounts for each line item for each of our banking subsidiaries.

(2)
Tangible equity ratio is calculated as total shareholders’ equity plus minority interest minus goodwill, divided by total assets minus goodwill. See “Information on the Company—Non-GAAP measures reconciliation.”

(3)	Tier 1 ratio is calculated as primary capital divided by risk-weighted assets.

(4)	Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “Supervision and Regulation—Capital adequacy requirements.”

Tangible solvency ratio differs from solvency ratio. Tangible solvency ratio is calculated as technical capital minus goodwill, divided by risk-weighted assets minus goodwill. The tangible solvency ratios for the following entities at September 30, 2011 were: Banco de Bogotá 9.8%, Banco de Occidente 10.0%, Banco Popular 11.8%, Banco AV Villas 14.0%, Grupo Aval (aggregate) 10.3%  and Bancolombia 12.1%. The tangible solvency ratios for the following entities at December 31, 2010 were: Banco de Bogotá 10.5%, Banco de Occidente 9.9%, Banco Popular 11.8%, Banco AV Villas 14.1%, Grupo Aval (aggregate) 10.8%, Bancolombia 13.6%, Davivienda 9.0% and BBVA Colombia 8.2%.

(5)
At December 31, 2010, Banco de Bogotá had Ps 2,285 billion of mandatorily convertible bonds that by their terms were converted into Banco de Bogotá shares in November 2011. If these bonds had been converted into Banco de Bogotá shares at December 31, 2010, Banco de Bogotá’s adjusted tangible equity ratio as of that date would have been 10.5%. See “Information on the Company––BAC Credomatic.” At September 30, 2011 Banco de Bogotá had Ps 51 billion of mandatorily convertible bonds, the conversion of which would be immaterial on the tangible equity ratio at such date.

On May 12, 2011, Grupo Aval offered Ps 2.1 trillion of preferred shares (1.6 billion preferred shares at a price of Ps 1,300 per share). If this offering had taken place at December 31, 2010, Grupo Aval’s adjusted tangible equity ratio at that date would have been 8.5%.

(6)	Tangible equity information at September 30, 2011 for Davivienda is not publicly available. BBVA Colombia information at September 30, 2011 is not publicly available.

Summary pro forma statement of income data

The following summary unaudited pro forma condensed consolidated statement of income, prepared under U.S. GAAP for the year ended December 31, 2010, gives effect to our December 9, 2010 acquisition of BAC Credomatic and the related financing as if such transaction had occurred on January 1, 2010. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

U.S. GAAP	Year ended December 31, 2010
	(in U.S.$ millions)(1)	(in Ps billions)
Interest income:
Interest on loans and financial leases	3,291.5	6,299.9
Interbank and overnight funds	61.2	117.1
Total interest income	3,352.7	6,417.0
Interest expense:
Total Interest expense on deposits	(826.5)	(1,581.9)
Total other interest expense	(410.1)	(784.9)
Total interest expense	(1,236.6)	(2,366.9)
Net interest income	2,116.1	4,050.1
Provisions, net	(407.3)	(779.5)
Net interest income after provisions	1,708.8	3,270.6
Income from investment portfolio	589.8	1,128.9
Total other operating income, net	1,679.3	3,214.1
Total operating expenses	(2,392.6)	(4,579.3)
Income before income tax expense and non-controlling interest	1,585.3	3,034.3
Income tax expense	(532.6)	(1,019.4)
Income before non-controlling interest	1,052.7	2,014.9
Non-controlling interest	(467.7)	(895.1)
Net income attributable to Grupo Aval shareholders	585.1	1,119.8

(1)
For pro forma presentation purposes, BAC Credomatic’s and Grupo Aval’s financial information for the year ended December 31, 2010 has been translated using the representative market rate as computed and certified by the Superintendency of Finance at December 31, 2010 of Ps 1,913.98 per U.S.$1.00.

Item 5.

RISK FACTORS

You should carefully consider the following risk factors, as well as the other information presented herein, before investing.  Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below should occur. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business.

Risks relating to Colombia and other countries of operations

Adverse economic and political conditions in Colombia and other countries in which we operate, including the Central American region,  may have an adverse effect on our results of operations and financial condition.

Our principal subsidiaries in Colombia are financial institutions (four commercial banks, a pension and severance fund administrator, and a merchant bank), and a substantial majority of our operations, properties and customers are located in Colombia. As a consequence, our results of operations and financial condition are materially affected by economic and political conditions in this country.

Colombia is subject to economic, political and other uncertainties, including changes in monetary, exchange control and trade policies that could affect the overall business environment in Colombia, which would, in turn, affect our results of operations and financial condition. For example, the Colombian Central Bank could sharply raise or lower interest rates, which could negatively affect our net interest income and asset quality and also restrict our growth. Extreme variations in exchange rates could also negatively affect the foreign currency position of our borrowers. Any of these events could have an adverse effect on our results of operations and financial condition.

Decreases in the growth rate of the Colombian economy, periods of negative growth, or material increases in inflation or interest rates could result in lower demand for, or affect the pricing of, our services and products. Because a large percentage of the costs and expenses of our subsidiaries is fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events, in which case our profitability could be affected.

In the case of our pension and severance fund business, economic conditions may affect the businesses and financial capacity of employers, which might result in a drop in employee-contributor head counts or decrease the ability of employers to create new jobs or increase employee incomes.

BAC Credomatic’s results of operations and financial condition depend on economic, political and social conditions in the countries where BAC Credomatic operates, mainly in Central America. The political, economic and social environments in such countries are affected by many different factors, including significant governmental influence over local economies, substantial fluctuations in economic growth, high levels of inflation, exchange rate movements, exchange controls or restrictions on expatriation of earnings, high domestic interest rates, drug trafficking and other forms of organized crime, wage and price controls, changes in tax policies, imposition of trade barriers, and unexpected changes in regulation. BAC Credomatic’s results of operations and financial condition could be affected by changes in economic and other policies of each country’s government, which have exercised and continue to exercise substantial influence over many aspects of the private sector, and by other social and political developments in each such country. During the past several decades, El Salvador, Guatemala, Honduras, Nicaragua and Panama have experienced civil strife and political instability that have included a succession of regimes with differing economic policies and programs. Previous governments have imposed, among other measures, controls on prices, exchange rates, local and foreign investment and international trade, restricted the ability of companies to dismiss employees, expropriated private sector assets and prohibited the remittance of profits to foreign investors.

Adverse economic, political and social developments in Central America may adversely affect demand for banking services and create uncertainty regarding our operating environment, which could have a material adverse effect on BAC Credomatic and, consequently, our company. In addition, changes in political administrations may result in changes in governmental policy, which could affect BAC Credomatic or our business.

The Colombian and Central American economies remain vulnerable to external shocks.

A significant decline in economic growth of any of Colombia’s or Central America’s major trading partners—in particular, the United States, China, Ecuador and Venezuela—could have a material adverse effect on each country’s balance of trade and economic growth. In addition, a “contagion” effect, under which an entire region or class of investments becomes less attractive to, or subject to outflows of funds by, international investors could negatively affect Colombia or Central American countries. Lower economic growth may result in asset quality deterioration and could negatively affect our business.

Pension funds, such as those managed by Porvenir, are global investors and thus are affected by regional and global economic factors. Lower economic growth of Colombia’s major trading partners or a contagion effect in the region or globally may lead to lower pension fund returns, which may, in turn, result in decreases in assets under management and impair our businesses or financial condition. In recent years, pension fund returns have been subject to increased volatility in international financial markets. Foreign investments represented 11.1% and 10.2%, respectively, of Porvenir’s total assets under management at September 30, 2011 and December 31, 2010.

The recent global economic and financial crisis, which began in the U.S. financial system and spread to different economic sectors and countries around the world, has had negative effects on the Colombian economy and the economies of Central American countries. During 2009, the economies of the United States and some European countries contracted, which, in turn, affected the Colombian and Central American economies. Although there have recently been signs of recovery in the global economy, this recovery may be fragile and also may reflect temporary benefits from government stimulus programs that may not be sustained. Moreover, in recent months, several European Union members have been obliged to reduce their public expenditures due to their high indebtedness rates, which has negatively affected the Eurozone’s economy. The ability of certain countries, such as Greece, Portugal, Spain and Italy, and companies in those countries and in the Eurozone to repay their debt obligations remains uncertain. In addition, certain events, such as the outbreak of civil and political unrest in several countries in Africa and the Middle East, including Egypt, Libya, Tunisia, Bahrain, Syria and the Ivory Coast, might further strain and affect the global economy and the global financial system.

Even though exports from Colombia have grown at an accelerated rate in recent years, commodity price fluctuations pose a significant challenge to their sustainability. Unemployment continues to be high in Colombia compared to other economies in Latin America. We cannot assure you that growth achieved over the past decade by the Colombian economy will continue in future periods.

The long-term effects of the global economic and financial crisis on the international financial system remain uncertain. In addition, the effect on consumer confidence of any actual or perceived deterioration in the Colombian or Central American economies may have a material adverse effect on our results of operations and financial condition.

Colombia has experienced internal security issues that have had or could have a negative effect on the Colombian economy.

Colombia has experienced internal security issues, primarily due to the activities of guerrilla groups such as the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or “FARC,” paramilitary groups and drug cartels. In remote regions of the country, with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting, and rendering services to drug traffickers. Even though the Colombian government’s “democratic security” program has reduced guerilla and criminal activity, particularly in the form of terrorism attacks, homicides, kidnappings and extortion, such activity persists in Colombia, and possible escalation of such activity and the effects associated with them have had and may have in the future a negative effect on the Colombian economy and on us, including our customers, employees, results of operations and financial condition.

Tensions with Venezuela and Ecuador may affect the Colombian economy and, consequently, our results of operations and financial condition.

Diplomatic relations with Venezuela and Ecuador, two of Colombia’s main trading partners, have from time to time been tense and affected by events surrounding the Colombian armed forces combat of the FARC throughout Colombia, particularly on Colombia’s borders with Venezuela and Ecuador. Any further deterioration in relations with Venezuela and Ecuador may result in the closing of borders, the imposition of trade barriers or a breakdown of diplomatic ties, any of which could have a negative effect on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition.

Government policies and actions, and judicial decisions, in Colombia could significantly affect the local economy and, as a result, our results of operations and financial condition.

Our results of operations and financial condition may be adversely affected by changes in Colombian governmental policies and actions, and judicial decisions, involving a broad range of matters, including interest rates, exchange rates, exchange controls, inflation rates, taxation, banking and pension fund regulations and other political or economic developments affecting Colombia. The Colombian government has historically exercised substantial influence over the economy, and its policies are likely to continue to have a significant effect on Colombian companies, including us. As a result of the presidential elections in Colombia held in June 2010, a new administration, led by President Juan Manuel Santos, assumed power in Colombia on August 7, 2010. The president of Colombia has considerable power to determine governmental policies and actions relating to the economy, and may adopt policies that are inconsistent with those of the prior government or that negatively affect us. Future governmental policies and actions, or judicial decisions, could adversely affect our results of operations or financial condition.

New or higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia could adversely affect our results of operations and financial condition.

New tax laws and regulations, and uncertainties with respect to future tax policies, pose risks to us. In recent years, Colombian tax authorities have imposed additional taxes in a variety of areas, such as taxes on financial transactions and taxes to fund Colombia’s war against terrorism. Changes in tax-related laws and regulations, and interpretations thereof, can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. In addition, tax authorities or courts may interpret tax regulations differently from how we do, which could result in tax litigation and associated costs and penalties. In order to avoid double taxation, our Colombian subsidiaries usually distribute dividends from profits that have already been subject to income tax. These dividends are usually not taxable for Grupo Aval in Colombia, and dividends paid by Grupo Aval to its shareholders in Colombia from these sources of income also are usually not taxable, in each case provided that such profits have been taxed at the subsidiary level. This tax treatment may not be maintained in the future, and any change could have a material adverse effect on our results of operations and financial condition.

Natural disasters in Colombia could disrupt our businesses and affect our results of operations and financial condition.

We are exposed to natural disasters in Colombia, such as earthquakes, volcanic eruptions, tornadoes, tropical storms and hurricanes. Recently, heavy rains in Colombia, attributable in part to the La Niña weather pattern, have resulted in severe flooding and mudslides. La Niña is a recurring weather phenomenon and it may contribute to flooding, mudslides or other natural disasters on an equal or greater scale in the future. In the event of a natural disaster, our disaster recovery plans may prove to be ineffective, which could have a material adverse affect on our ability to conduct our businesses, particularly if such an occurrence affects computer-based data processing, transmission, storage and retrieval systems or destroys customer or other data. In addition, if a significant number of our employees and senior managers were unavailable because of a natural disaster, our ability to conduct our businesses could be compromised. Natural disasters or similar events could also result in substantial volatility in our results of operations for any fiscal quarter or year.

Payment of judgments against Grupo Aval in Colombia may be made in Colombian pesos, which may expose you to exchange rate risks.

Article 79 of Regulation 8 of the Colombian Central Bank (2000) provides that, in case of legal proceedings in Colombia, the conversion of foreign currency-denominated obligations of Colombian residents, such as Grupo Aval, would be made by using the foreign exchange rate prevailing on the payment date. Accordingly, in the event that proceedings are brought and a judgment entered against Grupo Aval in Colombia, we may be required to discharge these obligations in Colombian pesos. As a result, investors may be exposed to exchange rate risks.

It may be difficult to enforce your rights if we enter into a bankruptcy, liquidation or similar proceeding in Colombia.

The insolvency laws of Colombia, particularly as they relate to the priority of creditors (secured or unsecured), the ability to obtain post-petition interest and the duration of insolvency proceedings, may be less favorable to your interests than the bankruptcy laws of the United States. Your ability to recover payments due on the preferred shares may be more limited than would be the case under U.S. bankruptcy laws. The following is a brief description of certain aspects of insolvency laws in Colombia.

Your ability to enforce your rights under the preferred shares may be limited if we become subject to the insolvency proceedings set forth in Law 1116 of 2006, as amended from time to time, which establishes the events under which a company may request its admission to insolvency  proceedings in order to look for an agreement with its creditors (acuerdo de reorganización empresarial) as to the terms of its debt structure. In addition, pursuant to Law 1116 of 2006, if a debtor breaches an insolvency agreement, or if continuation of a debtor’s business is not economically feasible, the company would be liquidated.

We cannot assure you that a judgment of a court for liabilities under the securities laws of a jurisdiction outside Colombia would be enforceable in Colombia, or that an original action can be brought in Colombia against us for liabilities under applicable securities laws.

We are incorporated under the laws of Colombia, and substantially all of our assets are located in Colombia and Central America. Substantially all of our directors, executive officers and certain advisors named herein reside in Colombia. As a result, it may not be possible for investors to effect service of process within the United States upon us or our directors, executive officers and advisors or to enforce against us in U.S. courts any judgments predicated upon the civil liability provisions of the applicable securities laws. See “Enforcement of Judgments.”

Risks relating to our businesses and industry

Risks relating to our banking business

A decline in asset quality, including the loan portfolios of our banks, may have an adverse effect on our results of operations and financial condition.

Changes in the financial condition or credit profiles of customers of our banking subsidiaries and increases in inflation or interest rates could have a negative effect on the quality of our banks’ loan portfolios, causing them to increase loan loss provisions and resulting in reduced profitability. In particular, the level of non-performing loans may increase in the future as a result of factors beyond our control, such as economic conditions and political events affecting Colombia generally or specific sectors of the economy.

A substantial number of our banks’ customers consist of individuals and small- and medium-sized enterprises, or SMEs, and these customers are more likely to be adversely affected by downturns in the Colombian economy than large corporations and high-income individuals. For example, unemployment directly affects the ability of individuals to obtain and repay consumer and residential mortgage loans. Consequently, our banking subsidiaries may experience higher levels of non-performing loans, which could result in increased loan loss provisions due to defaults by, or deterioration in the credit profiles of, individual borrowers. Non-performing loans and resulting loan losses may increase materially in the future and adversely affect our results of operations and financial condition.

Existing loan loss allowances may not be adequate to cover any increases in non-performing loans or deterioration in the credit quality of loan portfolios. As a result, our banking subsidiaries may be required to increase loan loss provisions, which may adversely affect our results of operations and financial condition.

In addition, there is no precise method for predicting loan and credit losses, such that loan loss allowances may not be sufficient to cover actual losses. If we and our banking subsidiaries are unable to manage the level of non-performing or other poor credit quality loans, our results of operations and financial condition would be materially and adversely affected.

The loan portfolios of our banking subsidiaries have grown substantially in recent years. See “Selected Statistical Data.” As default rates generally increase with the age of loans, the level of non-performing loans may lag behind the rate of growth in loans but may increase when growth slows or the loan portfolios become more mature. As a result, historic loan loss experience may not necessarily be indicative of future loan loss experience.

Our banking subsidiaries may be unable to realize on collateral or guarantees securing loans, which may adversely affect our results of operations and financial condition.

Our banking subsidiaries make loans that are secured by collateral, including real estate and other assets that are generally located in Colombia. The value of collateral may significantly fluctuate or decline due to factors beyond our control, including, for example, economic and political conditions in the country. At September 30, 2011 and December 31, 2010, 39.4% and 40.2%, respectively, of our total past due loans (including our foreign operations) were secured. An economic slowdown may lead to a downturn in the Colombian real estate market, which may, in turn, result in declines in the value of real estate securing loans to levels below the principal balances of these loans. Any decline in the value of the collateral securing loans may result in reduced recoveries from collateral realization and have an adverse effect on our results of operations and financial condition.

Our banking subsidiaries also make loans on the basis of guarantees from relatives, affiliates or associated persons of borrowers. To the extent that guarantors encounter financial difficulties due to economic conditions, personal or business circumstances, or otherwise, the ability of our banks to enforce such guarantees may be impaired.

In addition, our banking subsidiaries may face difficulties in enforcing their rights as secured creditors against borrowers, collateral or guarantees. In particular, timing delays and procedural problems in realizing against collateral, as well as a debtor-protective judicial interpretations of the law, may make it difficult to foreclose on collateral, realize against guarantees or enforce judgments in our favor, which could materially and adversely affect our results of operations and financial condition.

A new insolvency law in Colombia may limit the ability of our banking subsidiaries to collect monetary obligations and enforce rights against collateral or under guarantees.

Colombian insolvency laws provide that creditors of an insolvent debtor in default are prohibited from initiating collection proceedings outside the bankruptcy or reorganization process of such debtor. In addition, all collection proceedings outstanding at the beginning of the bankruptcy or reorganization process must be suspended and any creditors are prevented from enforcing their rights against the collateral and other assets of the debtor. Law 1380 of 2010 provides insolvency protection to individuals who are not merchants. The law enables an individual to submit monetary obligations to extrajudicial conciliation hearings with the individual’s creditors. The collection of interest on the debt subject to such proceedings is suspended for a period of 60 days or more. After hearings have been initiated, it is not possible for any creditor, including our banking subsidiaries, to initiate or continue enforcement actions or collect collateral from the debtor. A perception that loans to individuals may be difficult or impossible to recover could cause our banking subsidiaries to enhance credit requirements and result in decreased lending to individuals by making it more expensive. In addition, increased difficulties in enforcing debt and other monetary obligations due to this new insolvency law could have an adverse effect on our results of operations and financial condition. On September 19, 2011, the Colombian Constitutional Court determined that this law was unconstitutional because of defects in the lawmaking process. On September 20, 2011, Colombian Senator Simón Gaviria presented a bill on the same terms as Law 1380 of 2010.

Any failure of risk management processes, including credit and market risk, could materially and adversely affect our banking businesses, results of operations and financial condition.

Credit risk is a principal risk inherent in the business of our banks. Although we have groupwide risk management guidelines, each bank is responsible for its own risk management. Each bank’s policies and procedures, which are designed to identify, monitor and manage risk, may prove to be insufficient. Furthermore, our banks may not be able to upgrade, on a timely basis, risk management systems. For example, the risk management systems utilize an internal credit rating system to assess the risk profile of each customer. As this process involves detailed analyses of the customer’s credit risk, taking into account quantitative and qualitative factors, it is necessarily subject to human error. Personnel of our banking subsidiaries may fail to detect risks before they occur, or may not effectively implement their risk management systems, which may increase exposure to credit risk. As a result, any failure by our banking subsidiaries to effectively implement or consistently follow or refine risk management systems may result in higher risk exposures for our banking subsidiaries, which could materially and adversely affect our results of operations and financial condition.

Declines in the value of our banks’ sovereign debt securities portfolios could have an adverse effect on our results of operations.

Our banks’ debt securities portfolios primarily consist of sovereign debt securities, mainly securities issued or guaranteed by the Colombian government. BAC Credomatic’s debt securities portfolios primarily consist of sovereign debt securities, mainly securities issued or guaranteed by various Central American governments. We are exposed to significant credit, market and liquidity risks associated with sovereign debt. At September 30, 2011 and December 31, 2010, debt securities represented 15.2% and 17.9%, respectively, of our consolidated total assets, and approximately 63.3% and 67.5%, respectively, of these securities were issued or backed by the Colombian government. A significant decline in the value of these government securities could materially and adversely affect the debt securities portfolios of our banks and, consequently, our financial condition and results of operations. See “Supervision and Regulation—Mandatory investments.”

We are subject to market risk in our banking business.

Our banks are directly and indirectly affected by changes in market conditions. Market risk, or the risk that the value of assets and liabilities or revenues will be adversely affected by variation in market conditions, is inherent in the products and instruments associated with our operations, including loans, deposits, securities, bonds, long-term debt, short-term borrowings, proprietary trading in assets and liabilities and derivatives. Changes in market conditions that may affect our financial condition and results of operations include fluctuations in interest and currency exchange rates, securities prices, changes in the implied volatility of interest rates and foreign exchange rates, among others.

We are subject to counterparty risk in our banking business.

Our banks and, to a lesser extent, Porvenir and Corficolombiana are exposed to counterparty risks in addition to credit risks associated with lending activities. Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us, or executing securities, futures, currency or commodity trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearinghouses or other financial intermediaries. These risks could materially and adversely affect our results of operations and financial condition.

Our banks are subject to market and operational risks associated with derivative transactions.

Our banks and, to a lesser extent, Porvenir and Corficolombiana, enter into derivative transactions primarily for hedging purposes and, on a limited basis, on behalf of customers. They are subject to market and operational risks, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of a counterparty to perform its obligations to us).

Market practices and documentation for derivative transactions in Colombia may differ from those in other countries. For example, documentation may not incorporate terms and conditions of derivative transactions as commonly understood in other countries. In addition, the execution and performance of these transactions depend on our banks’ ability to develop adequate control and administration systems, and to hire and retain qualified personnel. Moreover, our banks’ ability to monitor and analyze these transactions depends on their information technology systems. These factors may further increase risks associated with derivative transactions and could materially and adversely affect our results of operations and financial condition.

Our banking subsidiaries are subject to liquidity risk, which may result in increases to funding costs.

The principal sources of funding for our banking subsidiaries are savings accounts, time deposits and checking accounts, that together represented approximately 65.8% and 68.3% of consolidated total liabilities at September 30, 2011 and December 31, 2010, respectively. Because our banking subsidiaries rely primarily on short-term deposits for funding, a sudden or unexpected shortage of funds in the banking systems in which we operate and money markets may prevent our banking subsidiaries from meeting their obligations or obtaining necessary funding without incurring higher costs or selling certain assets at prices below prevailing market values, which could materially and adversely affect our results of operations and financial condition.

Default by one or more of our largest borrowers could adversely affect our results of operations and financial condition.

The aggregate outstanding loans to our banks’ ten-largest borrowers represented 6.7% and 7.3% of our consolidated total loan portfolio at September 30, 2011 and December 31, 2010, respectively. Default on loans by one or more of these borrowers may adversely affect our results of operations and financial condition.

Downgrades in the credit ratings of our banking subsidiaries would increase the cost of, or impair access to, funding.

Our banking subsidiaries’ credit ratings are an important component of their ability to obtain funding. Our banking subsidiaries’ ability to compete successfully in the marketplace for deposits depends on various factors, including their financial stability as reflected by their credit ratings. A downgrade in credit ratings may adversely affect perception of their financial stability and ability to raise deposits. Adverse changes in credit ratings would also increase the cost of raising funds in the capital markets or borrowing funds. In addition, lenders and counterparties in derivative transactions are sensitive to the risk of a rating downgrade. Any downgrade in any of our banking subsidiaries’ credit ratings could materially and adversely affect our results of operations and financial condition.

Our banking subsidiaries’ loan portfolios are subject to risk of prepayment, which may result in reinvestment of assets on less profitable terms.

The loan portfolios of our banking subsidiaries are subject to prepayment risk, which results from the ability of a borrower to pay a loan prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases with the effect of reducing weighted average lives of interest earning assets and adversely affecting results. Prepayment risk also has an adverse effect on credit card and collateralized mortgage obligations, since prepayments could shorten the weighted average life of these portfolios, which may result in a mismatch in funding or in reinvestment at lower yields.

Changes in banking laws and regulations in Colombia and the other countries in which we operate could adversely affect our consolidated results.

Banking and financial services laws and regulations are subject to ongoing review and revision, including changes in response to global regulatory trends and, more recently, the global economic and financial crisis. In the wake of this crisis, governments have been actively considering new banking laws and regulations, and reviewing and revising existing laws and regulations, particularly in relation to capital adequacy and accounting standards, including Basel III. The adoption of new laws or regulations, or changes in the interpretations or enforcement of existing laws or regulations, may have an adverse effect on our results of operations and financial condition.

Regulatory actions may result in fines, penalties, and restrictions that could materially and adversely affect our businesses and financial performance.

Our banks, as well as Porvenir and Corficolombiana, are subject to regulation and supervision by Colombian financial authorities. These regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting virtually all aspects of our subsidiaries’ organization and operations, including, for example, the imposition of anti-money laundering measures and the authority to regulate the terms and conditions of credit that can be applied by Colombian banks. Failure to comply with applicable regulations could subject our banking subsidiaries to fines or sanctions or even revocation of licenses or permits to operate their businesses. In the event that any of these subsidiaries encounters significant financial problems, is in danger of insolvency or becomes insolvent, or is otherwise not deemed to be viable, the financial authorities would have broad powers to intervene in their management and operations, including by suspending or removing management and, in extreme circumstances, putting our banks, Porvenir and Corficolombiana, into conservatorship or receivership or taking control of our banks, Porvenir and Corficolombiana. Grupo Aval is required, as an issuer of securities in Colombia, to submit information to the Superintendency of Finance and comply with corporate governance requirements; however, we are not regulated as a financial institution or as a bank holding company, and we are not required to comply with capital adequacy regulations applicable to banks and other financial institutions. We may, however, become subject to more stringent regulation in the event that our status as a non-financial entity is not maintained by Colombian authorities in the future.

We may face legal and other challenges to maximizing revenue from credit card fees and other fees from customers.

As part of our credit card business, we face risks relating to the pricing of fees and commissions charged to merchants (merchant discounts) and  the pricing of bank interchange fees charged by issuer banks to acquiring banks. Banks and card processors in Colombia have been subject to administrative investigations regarding the fees and commissions that are charged to the merchants by the acquiring banks and in respect to the banking interchange fees.

In the past, the Superintendency of Industry and Commerce (Superintendencia de Industria y Comercio) has conducted investigations on the practices of Asociación Gremial de Instituciones Financieras Credibanco (Visa franchisee in Colombia) and Redeban Multicolor S.A. (MasterCard franchisee in Colombia), the entities chosen by most Colombian banks to manage the credit card system in Colombia, relating to alleged price fixing agreements among Colombian banks relating to fees and commissions charged to merchants. The Superintendency of Industry and Commerce is currently conducting an investigation into certain Colombian banks, including our Colombian banking subsidiaries, for alleged price fixing of bank interchange fees charged during the period from May 2007 to October 2008.

As a result of these investigations, the fees charged to merchants and bank interchange fees could decrease, which could also lead to changes in commercial strategies that could affect our results of operations and financial condition. We may also be subject to financial penalties in connection with these investigations. In addition, fees charged for other banking services may be reduced in the future as a result of regulatory measures and/or pressure from retailers and interest groups.

Failure to protect personal information could adversely affect our reputation and our business.

We manage and hold confidential personal information of customers in the conduct of their banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures could subject us to legal actions and administrative sanctions as well as damages. Any failure to protect personal information could result in reputational damage and have an adverse effect on our results of operations and financial condition.

Risks relating to our merchant banking business

Difficult market conditions can adversely affect Corficolombiana’s business.

Corficolombiana may be affected by lower than expected returns on investments, reduced opportunities to realize value from investments, and failure to find suitable investments so as to deploy capital effectively. During periods of difficult market conditions (which may span across one or more industries, sectors or geographies), portfolio companies may experience adverse operating performance, decreased revenues, financial losses, difficulty in obtaining access to financing or increased funding costs. Negative financial performance of portfolio companies may materially and adversely affect Corficolombiana’s results of operations and cash flow. To the extent that the operating performance of those portfolio companies (as well as valuation multiples) does not improve or other portfolio companies experience adverse operating performance, it may sell those assets at values that are less than projected or even at a loss. Portfolio companies may also have difficulties in expanding their businesses and operations or meeting debt service and other obligations as they become due. Furthermore, negative market conditions could potentially result in a portfolio company entering bankruptcy proceedings, thereby potentially resulting in a complete loss of the investment. Although market conditions have recently shown some signs of improvement, economic and market conditions may not continue to improve. Even if such conditions do improve broadly and significantly over the long term, adverse conditions and/or other events in particular sectors may cause our performance to suffer further.

Corficolombiana’s due diligence process for evaluating prospective investments may not identify all risks or ensure investment returns.

Before making investments, Corficolombiana conducts due diligence that it deems reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, it may be required to evaluate important and complex business, financial, tax, accounting, environmental and legal issues. Outside consultants, legal advisors, accountants and investment banks may be involved in the due diligence process to varying degrees depending on the type of investment, but we may be unable to engage these third parties in a timely manner, or at all. Nevertheless, the due diligence investigation carried out by Corficolombiana with respect to any investment opportunity may not reveal or highlight all relevant risks of such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful.

A significant part of Corficolombiana’s investments is primarily in relatively illiquid assets, and it may fail to realize any profits from these activities for a considerable period of time or lose some or all of the principal amount of these investments.

At September 30, 2011, approximately 56% of Corficolombiana’s investments was in securities of private companies, for which there often are no readily ascertainable market prices. As a result, there may be limited or no marketability for these investments, and these investments may decline in value while Corficolombiana is seeking to dispose of them. Because there is significant uncertainty as to the valuation of illiquid investments, the stated values of such investments may not necessarily reflect the values that could actually be realized by Corficolombiana. In addition, in some cases, Corficolombiana may be prevented by contract from selling such securities for a period of time. Corficolombiana’s ability to dispose of investments may also be dependent on factors beyond its control. Thus, investments may only be disposed of over a substantial length of time, exposing the investment returns to risks of declines in market prices during the intended disposition period. Accordingly, under certain conditions, Corficolombiana may be forced either to sell securities at lower prices than it had expected to realize or defer—potentially for a considerable period of time—sales that it had planned to make.

Corficolombiana makes minority investments in companies that it does not control.

Corficolombiana’s investments include non-controlling equity interests, and it may also dispose of a portion of its majority equity investments in portfolio companies over time in a manner that results in Corficolombiana retaining minority investments. Those investments will be subject to the risk that the company in which the investment is made may make business, financial or management decisions with which we do not agree. Similarly, the majority stakeholders or the management of the company may take risks or otherwise act in a manner contrary to our interests. If any of the foregoing were to occur, the values of these investments could decrease or we may not be able to dispose of them, which would adversely affect our results of operations and financial condition.

Most of Corficolombiana’s investments are concentrated in three industries.

At September 30, 2011 and December 31, 2010, approximately 75% and 67%, respectively, of Corficolombiana’s investment portfolio were concentrated in the infrastructure, energy and gas, and financial sectors. During periods of difficult market conditions or slowdowns in these sectors, Corficolombiana may experience decreased revenues, difficulty in obtaining access to financing and increased funding costs.

Risks relating to our pension and severance fund management business

Porvenir operates in a highly regulated market, which limits its flexibility to manage its businesses.

Porvenir’s operations are regulated by Law 100 of 1993, the Organic Statute of the Financial System (Estatuto Orgánico del Sistema Financiero), or “EOSF,” issued by the Ministry of Finance, Decree 2555 of 2010, or “Decree 2555,” and regulations issued by the Superintendency of Finance and, to the extent applicable, Colombian Corporation Law. These regulations limit the range of assets in which pension fund administrators, or “AFPs,” may invest and also set investment limits. In addition, each AFP is legally required to provide a minimum return on investment for each of its pension and severance funds. This minimum return is determined pursuant to specified formulas established in Decree 2555, which vary according to the type of fund. If a fund’s return for any month is lower than the minimum return, the AFP must cover the difference within a period of five days. To do so, the AFP must first apply funds from a stabilization reserve (a portion of the AFP’s capital invested in the fund equal to 1% of the value of each pension fund under management). If the stabilization reserve is insufficient to cover the difference, the AFP must provide resources from its own capital. If the AFP does not have enough resources  to cover the difference, the Superintendency of Finance may order the capitalization of the AFP. If, notwithstanding the above, an AFP fails to observe either the minimum return or the stabilization reserve requirements or the order of capitalization, the Superintendency of Finance may take possession (tomar posesión) of the AFP, in which case the Colombian Deposit Insurance Fund (Fondo de Garantías de Instituciones Financieras), or “FOGAFIN,” must supply funds to cover the shortfall. Although Porvenir has never failed to meet the minimum requirement, failure to do so could require us to increase our investment in Porvenir, seek capital from alternative sources or forfeit our investment, or lead to dissolution of the AFP and transfer of the fund to another AFP. If Porvenir is unable to fulfill the minimum return or the stabilization reserve requirements, or if new laws or decrees impose more onerous requirements, Porvenir’s business may be materially adversely affected.

In addition, there are regulatory limitations on the amount of commissions that Porvenir may charge for its services. For example, we may only retain 300 basis points of the 13.5% of the base contribution to a mandatory pension fund, a portion of which (currently 145 basis points) we are required to pay to an insurer for life and disability coverage. The percentage that we pay for this insurance may increase or decrease depending on market conditions and other factors. New life and mortality rate tables were recently adopted in Colombia and became effective on October 1, 2010. These tables account for longer life expectancy trends, which may result in an increase in the amount we pay for insurance and may affect our results of operations.

In 2009, the regulatory system began to shift from an obligatory pension system to a multifunds system, allowing pension funds to be more specifically tailored to the individual needs of customers according to their risk profiles. Regulations related to the establishment of the multifunds system are continuing to be developed. These regulations or their interpretation by the Ministry of Finance or the Superintendency of Finance may not provide a favorable business environment for Porvenir.

A significant amount of debt securities in pension and severance funds managed by Porvenir is issued or guaranteed by the Colombian government.

Porvenir, like our banks and other participants in the banking industry, is subject to the risk of loss in value of sovereign debt securities. At September 30, 2011 and December 31, 2010, total debt securities of Porvenir represented 65.6% and 62.9%, respectively, of its total assets, and 68.1% and 68.0%, respectively, of total debt securities were issued or backed by the Colombian government. A significant decline in the value of the securities issued or guaranteed by the Colombian government could adversely affect the debt securities portfolio of Porvenir and, consequently, our results of operations and financial condition.

Other risks relating to our business

We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect our results of operations and financial condition.

Market risk refers to the probability of variations in income or in the market value of assets and liabilities due to changes in markets, including variations in market rates of interest and foreign currency exchange rates. Changes in interest rates affect the following areas, among others, of our banks’ businesses: net interest income; the volume of loans originated; market value of securities holdings; asset quality; and gains from sales of loans and securities. We do not manage market risk on a groupwide basis and are not subject to regulation or supervision of market risk on a groupwide basis.

Changes in short-term interest rates may affect interest margins quickly and, therefore, net interest income, which comprises the majority of our revenue. Increases in interest rates may reduce the volume of loans originated by our banking subsidiaries. Sustained high interest rates may discourage customers from borrowing and may result in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may reduce the value of our assets, including the financial assets of our banks, the assets managed by Porvenir and the investments of Corficolombiana. Our banking subsidiaries hold a substantial portfolio of loans and debt securities that have both fixed and floating interest rates. In addition, we may incur costs (which, in turn, will affect our results of operations) if our banking subsidiaries implement strategies to reduce future interest rate exposure. Increases in interest rates may reduce gains or require our banking subsidiaries to record losses on sales of their loans or securities.

High interest rates have historically been common in many countries in Latin America. Following our acquisition of BAC Credomatic, we have even greater regional exposure to fluctuations in interest rates. To the extent that there are significant increases in such rates in any of the countries in which BAC Credomatic operates, our operating margins may be adversely affected and our results of operations may experience significant adverse consequences.

We face exposure to fluctuations in foreign currency exchange, particularly in light of the fact that the currencies in countries where we and BAC Credomatic operate have historically experienced significant devaluations. The types of instruments exposed to foreign exchange rate risk include, for example, investments in foreign subsidiaries, foreign currency-denominated loans and securities, foreign currency-denominated debt and various foreign exchange derivative instruments whose values fluctuate with changes in the level or volatility of currency exchange rates or foreign interest rates.

We may be adversely affected by fluctuations between the value of the Colombian peso or other local currencies and the U.S. dollar as a result of substantial U.S. dollar-denominated debt incurred to finance the BAC Credomatic acquisition.

We financed our recent acquisition of BAC Credomatic, in part, through the incurrence of approximately U.S.$1.3 billion of U.S. dollar-denominated debt. Because the substantial majority of our revenue is in Colombian pesos, we will be exposed to fluctuations in the exchange rate between the Colombian peso and the U.S. dollar and the uncertainty of the amount of Colombian pesos that will be required to service the principal and interest payments on this debt. Fluctuations in the peso/dollar exchange rate may affect the value of this debt on our balance sheet and cause us to recognize gains or losses on our income statement. While we expect to hedge this indebtedness as described in “Information on the Company––BAC Credomatic—Foreign exchange rate risk related to the BAC Credomatic acquisition,” any substantial increase in the U.S. dollar relative to the Colombian peso could affect our results of operations and our ability to meet our future payment obligations on this debt.

A substantial portion of BAC Credomatic’s earnings, assets and liabilities are in Costa Rican colones, Guatemalan quetzals, Honduran lempiras, Nicaraguan cordobas, Panamanian balboas and U.S. dollars. As a result, we are subject to risks relating to foreign currency exchange rate fluctuations between these currencies and

Colombian pesos. Nevertheless, as described in “Information on the Company––BAC Credomatic—Foreign exchange rate risk related to the BAC Credomatic acquisition,” BAC Credomatic maintains a U.S. dollar net asset position that is intended to hedge at least 60% of its shareholders’ equity against the possible devaluations of each of these local currencies.

We are subject to trading risks with respect to our trading activities.

Our banks, Corficolombiana and Porvenir engage in proprietary trading, and we derive a portion of our profits from such trading activities. As a result, any reduction in trading income could adversely affect our results of operations and financial condition. Our trading income is volatile and dependent on numerous factors beyond our control, including, among others, market trading activity, interest rates, exchange rates and general market volatility. A significant decline in our trading income, or large trading losses, could adversely affect our results of operations and financial condition.

Declines in the market price for securities could result in our recording impairment losses as well as increased unrealized losses on other securities. Losses in the Colombian equity markets could result in further losses from impairment or sale of these securities. Any significant increases in exposure to any of these nontraditional risks, or a significant increase in credit risk or bankruptcy of any of the counterparties, could materially and adversely affect our results of operations and financial condition.

Colombian law imposes limitations on interest rates, and future additional restrictions on interest rates or banking fees could negatively affect our profitability.

The Colombian Commercial Code limits the amount of interest that may be charged in commercial transactions, including transactions of our banking subsidiaries. In the future, regulations in Colombia could impose increased limitations regarding interest rates or fees. Law 1430 of December 2010 authorizes the Colombian National Government to impose or place limits on tariffs and fees charged by banks and other financial institutions where the government has determined that there is insufficient competition in a relevant market. Additionally, the law requires the Superintendency of Finance to implement a monitoring scheme of the tariffs and fees charged by the financial institutions in their relevant markets and to report the results of this evaluation semi-annually to the Colombian National Government. Recently, the Colombian Government issued Decree 4809 of 2011, which (1) requires banks to provide each of their clients with statements of all fees charged to such clients on an annual basis, (2) sets a limit on the fees that banks may charge to their clients for withdrawals on ATMS of other banks and (3) establishes that transactions through the internet may not cost more than those made through other channels. A significant portion of our banks’ revenues and operating cash flow is generated by credit services and any such increased limitations would materially and adversely affect our results of operations and financial condition.

The Colombian Central Bank may impose requirements on the ability of Colombian residents, including us,  to obtain loans denominated in foreign currency.

Under Colombian exchange control operations, the Colombian Central Bank may impose certain mandatory deposit requirements in connection with foreign currency-denominated loans obtained by Colombian residents, including us. Most recently, when the peso appreciated against foreign currencies in 2008, such mandatory deposit requirement was set at 40% of the amounts to be disbursed under any credit facility denominated in a foreign currency. Future measures or requirements imposed by the Colombian Central Bank, such as mandatory deposit requirements, may adversely affect our and our clients’ ability to obtain loans in foreign currency.

We face uncertainty regarding new consumer protection laws.

Law 1328 of 2009, also referred to as the “financial reform law,” creates a new customer protection regime with respect to financial institutions. The financial reform law provides a bill of rights for consumers of financial services and products, including the right to receive clear, complete and reliable information about the services and products offered by financial institutions. The law also contains specific new obligations for financial institutions, including a duty to maintain a financial ombudsman in charge of consumer protection, a duty to create a financial consumer attention center pursuant to terms set by the Superintendency of Finance, an obligation to provide services and products under the same conditions offered to the general public, and a prohibition on the inclusion of predatory or abusive clauses in contracts with consumers. Because the financial reform law has only recently been enacted, there is limited guidance on how it will be interpreted. Any violation of this law by us could result in monetary or administrative sanctions or restrictions on our operations.

Our businesses may face constitutional actions, class actions and other legal actions involving claims for significant monetary awards against financial institutions, which may affect our businesses.

Under the Colombian Constitution, individuals may initiate constitutional actions (acciones populares), or class actions (acciones de grupo), to protect their collective or class rights, respectively. Colombian financial institutions, including our banking subsidiaries, have been, and continue to be, subject to these actions with regard to fees, financial services, mortgage lending and interest rates, the outcomes of which are uncertain. In addition, the number of such actions could increase in the future and could significantly affect our businesses.

Acquisitions and strategic partnerships may not perform in accordance with expectations, may fail to receive required regulatory approvals or may disrupt our operations and adversely affect our profitability.

A component of our strategy is to identify and pursue growth-enhancing strategic opportunities. As part of that strategy, we have acquired interests in various financial institutions in recent years. We continue to actively consider strategic acquisitions and alliances, in and outside of Colombia, in addition to our acquisition of BAC Credomatic. Strategic acquisitions and alliances could expose us to risks with which we have limited or no experience, such as in the case of any significant acquisition outside of Colombia. In addition, potential acquisitions in Colombia and elsewhere may be subject to regulatory approval. We may be unsuccessful in obtaining any such approval or obtaining such approval on terms that are optimal for us—particularly in view of our significant market share in the Colombian banking industry.

We must necessarily base any assessment of potential acquisitions and alliances on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Future acquisitions and alliances, as well as other investments, may not produce anticipated synergies or perform in accordance with our expectations and could adversely affect our operations and profitability. In addition, new demands on our existing organization and personnel resulting from the integration of new acquisitions could disrupt our operations and adversely affect our operations and profitability.

We may not be able to manage our growth successfully.

We have been expanding the scope of our operations over the past few years, and we expect that this expansion will continue. As we continue to grow, we must improve our operational, technical and managerial knowledge and compliance systems in order to effectively manage our operations across the expanded group. Failure to integrate, monitor and manage expanded operations could have a material and adverse effect on our reputation and financial results. Our future growth will also depend on our access to internal and external financing sources. We may be unable to access such financing on commercially acceptable terms or at all.

We are subject to operational risks.

Our business depends on the ability of our banking subsidiaries to process large numbers of transactions efficiently and accurately. Operational risks and losses can result from fraud, employee error, failure to properly document transactions or to obtain proper internal authorization, failure to comply with regulatory requirements, breaches of conduct of business rules, equipment failures, natural disasters or the failure of external systems, among others. Our currently adopted procedures may not be effective in controlling each of the operational risks faced by our banking subsidiaries.

Failure of our information systems could materially and adversely affect the effectiveness of our risk management and internal control processes as well as our results of operations and financial condition.

Our subsidiaries are highly dependent on the ability to collect and process, on a timely basis, a large amount of financial and other information, and services and products, at a time when transaction processes have become more complex with increasing volumes. A partial or complete failure of any of these systems could materially and adversely affect our decision-making process, risk management and internal control systems as well as our ability to respond on a timely basis to changing market conditions.

In addition, our subsidiaries’ ability to remain competitive will depend in part on their ability to upgrade information technology infrastructure on a timely and cost-effective basis. Our subsidiaries must continually make significant investments and improvements in their information technology infrastructure in order to ensure the proper functioning of financial control, accounting and other data collection and processing systems and to remain competitive. In particular, as our banking subsidiaries continue to open new branches, they need to improve their information technology infrastructure, including maintaining and upgrading their software and hardware systems and their back-office operations.

Any failure to effectively improve or upgrade our subsidiaries’ information technology infrastructure and management information systems in a timely manner could damage their reputation and materially and adversely affect their results of operations and financial condition.

Our subsidiaries also rely on information systems to operate their websites, process transactions, respond to customer inquiries on a timely basis and maintain cost-efficient operations. Our subsidiaries may experience operational problems with their information systems as a result of system failures, viruses, computer “hackers” or other causes. Any material disruption or slowdown of our subsidiaries’ systems could cause information, including data related to customer requests, to be lost or to be delivered to our customers with delays or errors, which could reduce demand for their services and products and could materially and adversely affect our results of operations and financial condition.

Our policies and procedures may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose us to fines and other liabilities.

We and our banking subsidiaries are required to comply with applicable anti-money laundering, anti-terrorism financing laws and other regulations. These laws and regulations require us, among other things, to adopt and enforce “know your customer” policies and procedures and to report suspicious or large transactions to the applicable regulatory authorities. While we and our banking subsidiaries have adopted policies and procedures aimed at detecting and preventing the use of banking networks for money laundering activities and by terrorists and terrorist-related organizations and individuals generally, such policies and procedures have in some cases only been recently adopted and may not completely eliminate instances where they may be used by other parties to engage in money laundering and other illegal or improper activities. To the extent that we or our banks fail to fully comply with applicable laws and regulations, the relevant government authorities to which they report have the power and authority to impose fines and other penalties. In addition, our businesses and reputation could suffer if customers use our banking subsidiaries for money laundering or illegal or improper purposes.

Competition and consolidation in the Colombian banking and financial industry could adversely affect our market position.

We operate in a competitive market. Since the 1990s, when the Colombian financial system was deregulated, there has been an ongoing process of consolidation that has included foreign bank participants entering the market. We expect that consolidation to lead to the creation of larger local financial institutions, including additional foreign banks, presenting the risk that we could lose a portion of our market share in the industry, thereby affecting our results of operations.

Various banking institutions, which have recently been incorporated in Colombia, target the microcredit and small and medium enterprise segments. These institutions include Banco de las Microfinanzas-Bancamía S.A., Banco WWB S.A. and Banco Coomeva S.A., as well as two new financial corporations, JP Morgan Corporación Financiera S.A. and BNP Paribas Colombia Corporación Financiera S.A., which are local subsidiaries of international financial institutions. The business of these new credit institutions may affect our market position in the individual, small and medium enterprises and merchant banking segments.

Our ability to maintain our competitive position depends mainly on our banks’ ability to anticipate and fulfill the needs of new and current customers through the development of innovative services and products, and our ability to offer adequate services and strengthen our customer base through cross-selling. Our businesses will be adversely affected if we are unable to retain current customers and attract new ones. In addition, our efforts to offer new services and products may not succeed if product or market opportunities develop more slowly than expected or if the profitability of these opportunities is undermined by competitive pressures.

We depend on our senior management, and the loss of their services would have a material adverse effect on our business.

We are highly dependent on our founder and chairman, Mr. Sarmiento Angulo, our president, Mr. Sarmiento Gutiérrez, and members of our senior management teams at both the group and subsidiary levels, all of whom possess considerable experience and expertise and have strong relationships with customers and participants of the Colombian business community. The presidents of our four banks have an average tenure of 25 years with these banks. Accordingly, our success will depend on the continued service of these senior officers, who are not obliged to remain employed with us and some of whom are approaching retirement age. The loss of the services of any of these senior officers could have an adverse effect on our business.

We are subject to reputational risk, and our reputation also is closely tied to that of our founder and chairman, Mr. Sarmiento Angulo, and our president, Mr. Sarmiento Gutiérrez, and that of our subsidiaries.

Damage to our reputation may limit our ability to attract customers, employees and investors. Harm to our reputation can arise from employee misconduct, legal and regulatory requirements, ethical issues, money laundering, and failing to deliver minimum standards of service and quality, among others. In particular, our success has been attributable, in part, to the high esteem in which Mr. Sarmiento Angulo, Mr. Sarmiento Gutiérrez and our subsidiaries are held in Colombia. Reputation plays an integral role in our business operations, which are based on customer confidence and trust. If the public image or reputation of Mr. Sarmiento Angulo, Mr. Sarmiento Gutiérrez, Grupo Aval or any of our subsidiaries is damaged as a result of adverse publicity or otherwise, business relationships with customers of the entire group may deteriorate, which would adversely affect our results of operations and financial condition. Any perceived or real difficulties experienced by any one of our subsidiaries would harm the reputation of Grupo Aval as a whole, which would also have an adverse effect on our results of operations and financial condition.

We are controlled by Mr. Sarmiento Angulo, whose interests could differ from the interests of preferred shareholders.

As of the date of this Form 6-K, Mr. Sarmiento Angulo beneficially owns 93.5% of our common shares and, accordingly, controls our group. In addition, Mr. Sarmiento Angulo beneficially owns interests in certain of our subsidiaries through entities other than Grupo Aval: 9.6% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.3% of Banco AV Villas and 0.5% of Banco Popular.

Circumstances may occur in which Mr. Sarmiento Angulo may have an interest in pursuing transactions that, in his judgment, enhance the value of his several investments in the banking sector. These transactions may not necessarily be in Grupo Aval’s interest or that of its preferred shareholders. Due to his control, Mr. Sarmiento Angulo has, and will have, the power to:

•	elect a majority of our directors and appoint our executive officers, set our management policies and exercise overall control over our company and subsidiaries;

•	agree to sell or otherwise transfer his controlling stake in our company; and

•
determine the outcome of substantially all actions requiring shareholder approval, including transactions with related parties, corporate reorganizations, acquisitions and dispositions of assets, and dividends.

We plan to engage in additional transactions with our controlling shareholder, including repaying debt due to our controlling shareholder.

We engage in business and financial transactions with our controlling shareholder and other shareholders that may create conflicts of interest between our company and these shareholders. For example, we may (1) repay loans owed to companies beneficially owned by Mr. Sarmiento Angulo; (2) acquire from Adminegocios & Cia. S.C.A., an entity controlled by Mr. Sarmiento Angulo and a direct shareholder of Grupo Aval, shares of Banco de Bogotá; and

(3) acquire from entities controlled by Mr. Sarmiento shares in Banco de Bogotá, Banco de Occidente and Banco AV Villas, that are not owned by us, as described under “Related Party Transactions.” While we believe that these transactions will be carried out on an arm’s-length basis, commercial and financial transactions between us and our controlling shareholder could create the potential for, or could result in, conflicts of interests between us and our controlling shareholder. To the extent that the price we pay for any assets acquired from our controlling shareholder exceeds the market value of such assets or is not as productive a use of our cash as other uses, our results of operations and financial condition could be adversely affected.

Risks relating to our recent acquisition of BAC Credomatic

We may be unsuccessful in addressing the challenges and risks presented by our operations in countries outside Colombia.

As a result of our acquisition of BAC Credomatic on December 9, 2010, we now conduct banking businesses outside our historical home market of Colombia. BAC Credomatic’s operations may involve risks to which we have not previously been exposed. Some of BAC Credomatic’s operations are in countries that may present different or greater risks than those in Colombia, including, for example, in terms of competition. BAC Credomatic has, in particular, a significant consumer finance business, including credit card operations, in the Central American countries in which it operates. At December 31, 2010, BAC Credomatic’s consumer loan portfolio totaled U.S.$2.3 billion (including mortgages, vehicles and other personal loans), which represented 43.1% of BAC Credomatic’s total loan portfolio, and U.S.$1.3 billion in credit card loans, which represented 24.4% of BAC Credomatic’s total loan portfolio. At September 30, 2011, BAC Credomatic’s consumer loan portfolio totaled U.S.$2.5 billion (including mortgages, vehicles and other personal loans), which represented 43.7% of BAC Credomatic’s total loan portfolio, and U.S.$1.3 billion in credit card loans, which represented 23.2% of BAC Credomatic’s total loan portfolio.

We have limited experience conducting credit card and consumer finance businesses in countries outside Colombia. Accordingly, we may not be successful in managing credit card and consumer finance operations outside of our traditional domestic market. We may face delays in payments by customers and higher delinquency rates in these countries, which could necessitate higher provisions for loan losses and, consequently, have a negative effect on our financial performance.

In addition, we may not be able to realize all of the anticipated benefits from our recent acquisition of BAC Credomatic. Achieving such benefits will depend, to a large extent, on our ability to run a business outside Colombia. Any failure to do so could adversely affect our margins, results of operations and financial condition.

We depend on BAC Credomatic’s current senior management, and the loss of their services would have a material adverse effect on BAC Credomatic’s business.

We have retained the current senior management of BAC Credomatic, who have worked an average of 15 years at BAC Credomatic, and most of whom pre-date GE Capital’s 2005 investment in BAC Credomatic. The loss of services of any of BAC Credomatic’s senior officers could have an adverse effect on BAC Credomatic’s business.

Changes in credit card regulations may adversely affect BAC Credomatic’s business.

BAC Credomatic’s credit card accounts represented 25.7% of total credit card accounts in Central America at December 31, 2010, and 26.6% of total credit card accounts in Central America at December 31, 2009 (calculated based on BAC Credomatic data and information published by Euromonitor International for December 31, 2010 and 2009, respectively). Because the credit card business is an important business segment for BAC Credomatic, representing 23.2% and 24.4% of its total loan portfolio at September 30, 2011 and December 31, 2010, respectively, the adoption of new laws and regulations or the revision of the current regulatory regime for credit cards in any of the jurisdictions in which BAC Credomatic operates may have an adverse effect on BAC Credomatic’s results of operations and financial condition.

BAC Credomatic is subject to significant compliance risks in connection with a multi-jurisdictional regulatory regime.

BAC Credomatic’s businesses are subject to regulation under Bahamian, Costa Rican, Guatemalan, Grand Cayman, Honduran, Mexican, Nicaraguan, Panamanian, Salvadoran and U.S. federal, state and other foreign laws, regulations and policies. BAC Credomatic thus is subject to a multi-jurisdictional regulatory regime, with which we have had little or no experience, and, accordingly, following the recent acquisition of BAC Credomatic, we are subject to increased compliance risks. In addition, any changes to the regulatory regime of one of the Central American countries may lead to corresponding changes to the regulatory regime of other countries in the region. BAC Credomatic’s businesses are regularly reviewed or investigated by regulators, which could lead to enforcement actions, fines and penalties or the assertion of private litigation claims and damages.

We are subject to the consequences of consolidated supervision due to regulatory asymmetries.

Regulation of financial institutions varies across the different jurisdictions in which BAC Credomatic operates. These differences are particularly pronounced in the assessment of credit risk and investments. These asymmetries may affect the expected results of operations of BAC Credomatic in each jurisdiction, and as a consequence could adversely affect BAC Credomatic’s consolidated results of operations.

Item 6.

EXCHANGE RATES AND FOREIGN EXCHANGE CONTROLS

Exchange rates

The Colombian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of pesos by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The Superintendency of Finance calculates the representative market rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions, including us, for the purchase and sale of U.S. dollars. On September 30, 2011, the representative market rate was Ps 1,929.01 per U.S.$1.00, and on December 31, 2011 and 2010, the representative market rate was Ps 1,942.70 and Ps 1,913.98 per U.S.$1.00, respectively. The Federal Reserve Bank of New York does not report a noon buying rate for pesos/ U.S. dollars.

The following table presents the monthly high and low representative market rate during the months indicated.

Recent exchange rates of peso per U.S. dollar	Low	High
Month:
July 2011	1,748.41	1,777.82
August 2011	1,765.53	1,811.68
September 2011	1,778.51	1,915.63
October 2011	1,862.84	1,972.76
November 2011	1,871.49	1,967.18
December 2011	1,920.16	1,949.56
January 2012 (through January 12, 2012)	1,854.17	1,942.70

Source: Superintendency of Finance.

The following table presents the average peso/ U.S. dollar representative market rate for each of the five most recent years, calculated by using the average of the exchange rates on the last day of each month during the period, and the representative year-end market rate for each of the five most recent years.

Peso/ U.S.$1.00 representative market rate	Average	Year-end
Period:
2007	2,076.57	2,014.76
2008	1,989.35	2,243.59
2009	2,180.19	2,044.23
2010	1,902.50	1,913.98
2011	1,854.02	1,942.70

Source: Superintendency of Finance.

Foreign exchange controls

In 1990, the Colombian government initiated a policy of gradual currency liberalization. Foreign currency holdings abroad were permitted, and, in a series of decrees, control of the exchange rate was shifted from the Colombian Central Bank to the spot foreign exchange market conducted by certain authorized financial institutions.

The general legal principles of Colombia’s foreign exchange and international investments regulations, or “Foreign Regulations,” were established by Law 9 of 1991. Pursuant to this law, the Board of Directors of the Colombian Central Bank enacted Resolution 8 of 2000 as amended, or “Resolution 8,” which is considered the main legal framework governing Colombia’s FX Regulations.

Resolution 8 establishes two types of markets for foreign currency exchange: (i) the free market, which consists of all foreign currencies originated in sales of services, donations, remittances and all other inflows or outflows that do not have to be channeled through the FX Market (as defined in (ii) below), or the “Free Market.” The Free Market also includes assets and investments abroad, including its profits, owned by Colombian residents prior to September 1, 1990; and (ii) the controlled market, or the “FX Market,” which consists of: (a) all foreign currencies originated in operations considered to be controlled operations and, therefore, which may only be transacted through foreign exchange intermediaries, or through registered compensation accounts, or (b) foreign currencies originated in operations which although not required to be transacted through the FX Market, are voluntarily channeled through such market. This market is made up of the following foreign exchange operations, which must be channeled through the FX Market: (1) import and export of goods, (2) foreign investments in Colombia, (3) foreign indebtedness agreements entered into by Colombian residents, as well as the financial costs associated with such indebtedness, (4) direct investments abroad by Colombian residents, (5) derivatives transactions, (6) guaranties granted in foreign currency and (7) financial investments in foreign securities or assets abroad and their yield, unless such investments are made in foreign currency originated in operations in the Free Market.

Under Colombian FX Regulations, foreign exchange intermediaries, or “FX Intermediaries,” are authorized to enter into foreign exchange transactions, or “FX Transactions,” to convert Colombian pesos into foreign currencies or foreign currencies into Colombian pesos. According to Article 58 of Resolution 8, the following institutions are considered FX Intermediaries: commercial banks, mortgage banks, financial corporations, commercial finance companies, Financiera Energética Nacional, or “FEN,” Banco de Comercio Exterior – BANCOLDEX, financial cooperatives and local stock brokerage firms. These institutions are considered authorized intermediaries and, therefore, are allowed to buy and sell foreign currency originated in foreign exchange transactions. Exchange intermediation companies are also considered authorized intermediaries; however, these companies have a limited regime and are not authorized to buy and sell foreign currency for controlled operations.

Compensation accounts are accounts opened abroad by Colombian residents (individuals and legal entities), which are registered with the Colombian Central Bank to channel foreign currency originated in controlled operations in the FX Market. Colombian law allows the Colombian Central Bank to intervene in the foreign exchange market if the value of the Colombian peso is subject to significant volatility. The Colombian Central Bank may also limit the remittance of dividends and/or investments of foreign currency received by Colombian residents whenever the international reserves fall below an amount equal to three months of imports. See “Risk Factors—Risks relating to Colombia and other countries of operations—Government policies and actions, and judicial decisions, in Colombia could significantly affect the local economy and, as a result, our results of operations and financial condition.”

In addition to its past interventions in the FX Market, the Colombian Central Bank regulations establish a deposit requirement on all foreign loans granted to Colombian residents, as an instrument to control the fluctuation of the peso against the U.S. dollar. To this end, the Colombian Central Bank has on some occasions required that a certain percentage of the debt incurred (depending on the maturity of the debt) be deposited in Colombian pesos or foreign currency with the Colombian Central Bank in a non-interest-bearing account for a fixed period of time (depósito por operaciones de endeudamiento externo). A debtor of foreign loans can early prepay or redeem the certificate given by the Colombian Central Bank evidencing the deposit, but said prepayment or early redemption will imply a discount. The discount is reduced as the term for maturity is reduced. Even though the deposit requirement is currently equal to zero of the disbursements made under the loan, which means that there is currently no deposit that has to be made with the Colombian Central Bank by the debtor of foreign loans, the same may be modified by the Colombian Central Bank at any time. In addition to the deposit requirements, the Colombian Central Bank has allowed Colombian financial institutions to obtain loans in foreign currency, either directly or by issuing securities, and to lend in foreign currency so long as the term of payment of the loans provided by the Colombian financial entity is equal or shorter than the term of the loan received by the Colombian financial entity. The Colombian Central Bank has also set limits on a financial intermediary’s net foreign currency position, which is defined as foreign currency-denominated assets (including any off-balance sheet items, made or contingent, including those that may be sold in Colombian legal currency) minus foreign currency-denominated liabilities.

Fluctuation of Colombian peso against U.S. dollar and measures adopted by the Colombian government

During 2007, the peso appreciated against the U.S. dollar by 10.0%. As the peso appreciated against the U.S. dollar, the Colombian Central Bank intervened in the foreign exchange markets to control currency fluctuation. During 2008 the peso depreciated by 11.4% and closed at an exchange rate of Ps 2,243.59 per U.S.$1.00. During 2009 the peso appreciated against the U.S. dollar by 8.9%, during 2010 the peso appreciated against the U.S. dollar by 6.4% and in the nine-month period ended September 30, 2011 the peso depreciated against the U.S. dollar by 0.8%.

The Colombian Central Bank and the Ministry of Finance have, in recent years, adopted a set of measures intended to tighten monetary policy and control the fluctuation of the peso against the U.S. dollar. Pursuant to Resolution 5 of 2008 and Resolution 11 of 2008 of the Colombian Central Bank, such measures include, among others: reserve requirements on private demand deposits, savings deposits and other deposits on liabilities currently set at 11.0%, reserves of 4.5% for term deposits, or “CDTs,” with maturities for less than 540 days and 0.0% for term deposits with maturities for more than 540 days; and the deposit requirements with respect to indebtedness in a foreign currency, currently set at 0.0%. During 2007 and 2008, both the Ministry of Finance and the Colombian Central Bank adopted several measures aimed at controlling the fluctuation of the Colombian peso against the U.S. dollar. These measures include, among others, the following:

•
50.0% non-interest-bearing deposit requirement at the Colombian Central Bank, currently applicable to short-term portfolio investments in assets other than shares or convertible bonds or collective investment funds that only invest in shares or convertible bonds, for a period of six months, which was rescinded in 2008;

•
a six-month 40.0% non-interest-bearing deposit at the Colombian Central Bank applicable to corporate reorganization transactions, including mergers, acquisitions and spin-offs if the successor thereof is a Colombian resident required to repay foreign indebtedness that would have otherwise been subject to the deposit requirement of Resolution No. 2 of May 6, 2007;

•	exemptions to the 40.0% non-interest-bearing deposit requirement applicable to foreign investment in local private equity funds and ADR and GDR programs of Colombian issuers;

•	restrictions on the repatriation of foreign direct investments;

•	increases to the reference rate (repo rate); and

•	interest-free deposits with the Colombian Central Bank applicable to the proceeds resulting from imports financings.

On October 8, 2008 and October 9, 2008, through Decree 3913 and Resolution 10, issued by the Colombian government and the Colombian Central Bank, respectively, the deposit requirement was set at 0.0% in connection with foreign portfolio investment and foreign indebtedness operations, including foreign loans, import financing and export financing. Additionally, on September 1, 2008 by means of Decree 3264, the Colombian government eliminated restrictions on the repatriation of foreign direct investments.

On March 3, 2010, the Colombian Central Bank resumed intervention in the foreign exchange market, accumulating international reserves through daily purchases of U.S.$20.0 million in competitive auctions during the first half of 2010 in response to indications of an exchange rate misalignment. From March 2010 to June 2011, the Colombian Central Bank accumulated U.S.$5.5 billion. Recently, the Colombian Central Bank made public its decision to extend its intervention in the Colombian foreign exchange market until September 2011.

On November 5, 2010, the Colombian government issued Decree 4145, pursuant to which, among other things, interest payments on foreign indebtedness by Colombian companies became subject to a 33.0% withholding tax rate. On December 29, 2010, the Colombian government enacted Law 1430 of 2010, which among other things reduced the withholding tax rate on interest payments on foreign indebtedness of Colombian companies having a term of one year or more, to 14.0%.

The Colombian government has considerable power to determine governmental policies and actions that relate to the Colombian economy and, consequently, to affect the operations and financial performance of businesses. The Colombian government and the Colombian Central Bank may seek to implement additional measures aimed at controlling further fluctuation of the Colombian peso and fostering domestic price stability. A prediction cannot be made on the policies that may be adopted by the Colombian government and whether those policies may negatively affect the Colombian economy or our business or financial performance. Furthermore, we cannot assure you that the Colombian peso will not depreciate or appreciate relative to other currencies in the future.

Item 7.

SELECTED FINANCIAL DATA

The following financial data of Grupo Aval at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 have been derived from the audited annual consolidated financial statements prepared in accordance with Colombian Banking GAAP included herein. The financial data at December 31, 2008 has been derived from the audited consolidated balance sheet as of that date prepared in accordance with Colombian Banking GAAP that is not included herein. The selected financial data at December 31, 2008, 2007 and 2006, and for the years ended December 31, 2007 and 2006 have been derived from our audited annual consolidated financial statements prepared in accordance with Colombian Banking GAAP that are not included herein.

The financial data at September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010 are derived from our unaudited condensed consolidated financial statements at September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010 prepared in accordance with Colombian Banking GAAP. Our historical results are not necessarily indicative of results to be expected for future periods. Results for the nine-month period ended September 30, 2011 are not necessarily indicative of results expected for the full year 2011.

This financial data should be read in conjunction with our unaudited interim consolidated financial statements, our audited annual consolidated financial statements and the related notes and “Presentation of Financial and Other Information,” “Selected Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and “Operating and Financial Review and Prospects” included herein.

Statement of income data

	Grupo Aval
	For the nine months ended September 30,			For the year ended December 31,
	2011	2011	2010	2010	2010	2009	2008	2007	2006
	(in U.S.$ millions, except per share information)(1)	(In Ps billions, unless otherwise indicated)		(in U.S.$ millions, except per share information)(1)	(In Ps billions, unless otherwise indicated)
Colombian Banking GAAP
Operating income:
Net interest income	2,093.2	4,037.8	3,351.2	2,399.6	4,628.8	4,826.0	3,715.3	2,816.2	2,739.0
Total provisions, net	(157.2)	(303.2)	(616.2)	(532.4)	(1,026.9)	(887.6)	(713.5)	(479.5)	(327.8)
Total fees and other services income, net	861.0	1,660.9	1,141.2	838.6	1,617.7	1,583.5	1,393.9	1,226.2	1,083.5
Total other operating income	318.5	614.5	524.2	407.2	785.5	684.1	612.5	505.7	472.9
Total operating income	3,115.6	6,010.0	4,400.4	3,113.0	6,005.1	6,205.9	5,008.2	4,068.6	3,967.6
Total operating expenses	(1,889.9)	(3,645.6)	(2,512.0)	(1,824.7)	(3,520.0)	(3,292.4)	(3,027.9)	(2,674.2)	(2,353.1)
Net operating income	1,225.7	2,364.4	1,888.4	1,288.3	2,485.1	2,913.5	1,980.3	1,394.4	1,614.5

Non-operating income (expense):
Other income	138.9	267.9	274.8	189.0	364.6	367.4	290.3	359.8	148.1
Other expense	47.6	(91.9)	(137.3)	(97.3)	(187.6)	(299.7)	(164.9)	(144.5)	(128.0)
Total non-operating income (expense), net	91.2	176.0	137.6	91.7	176.9	67.7	125.4	215.3	20.2
Income before income tax expense and non-controlling interest	1,316.9	2,540.3	2,025.9	1,380.0	2,662.1	2,981.2	2,105.8	1,609.7	1,634.6
Income tax expense	(430.7)	(830.9)	(620.8)	(430.8)	(831.0)	(864.3)	(677.3)	(464.8)	(459.1)
Income before non-controlling interest	886.2	1,709.4	1,405.2	949.2	1,831.1	2,116.9	1,428.4	1,144.9	1,175.6
Non-controlling interest	(427.8)	(825.1)	(705.1)	(453.2)	(874.2)	(1,051.5)	(671.3)	(520.4)	(685.9)
Net income attributable to Grupo Aval shareholders	458.4	884.3	700.1	496.0	956.9	1,065.4	757.1	624.5	489.6
U.S. GAAP(2)
Net income attributable to Grupo Aval shareholders	—	—	—	—	965.3	934.5	807.1	—	—

(1)
Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance of Ps 1,913.98 at December 31, 2010 for the year ended December 31, 2010 and Ps 1,929.01 at September 30, 2011.

(2)	See note 30 to our audited annual consolidated financial statements included herein for reconciliations to U.S. GAAP.

Balance sheet data

	Grupo Aval
	At September 30,		At December 31,
	2011	2011	2010	2009	2008	2007	2006
	(in U.S.$ millions, unless otherwise indicated)(1)	(In Ps billions, unless otherwise indicated)
Colombian Banking GAAP
Assets:
Total cash and cash equivalents	5,315.4	10,253.5	9,682.6	7,370.9	6,621.3	5,071.7	4,444.8
Total investment securities, net	9,859.7	19,019.4	19,174.9	16,587.3	11,427.7	10,759.9	11,349.5
Total loans and financial leases, net	33,176.1	63,997.1	56,439.7	40,015.6	38,518.3	32,623.4	26,024.2
Total interest accrued on loans and financial leases, net	286.5	552.7	448.2	406.1	556.0	434.3	296.5
Bankers’ acceptances, spot transactions and derivatives	384.2	741.0	306.9	78.8	87.8	58.9	108.3
Accounts receivable, net	777.5	1,499.7	1,337.3	783.1	751.2	694.5	617.4
Property, plant and equipment, net	877.1	1,691.9	1,643.7	1,096.5	956.7	936.2	870.4
Operating leases, net	147.7	284.9	263.9	282.5	255.7	229.6	162.0
Foreclosed assets, net	46.4	89.4	85.5	48.0	42.6	52.6	71.9
Prepaid expenses and deferred charges	882.4	1,702.2	920.7	611.6	521.1	504.9	507.4
Goodwill, net	1,611.9	3,109.4	3,031.4	1,020.1	1,064.0	953.3	950.9
Other assets, net	822.7	1,587.0	912.0	769.5	697.6	711.3	679.2
Reappraisal of assets	1,135.2	2,189.8	2,062.5	1,923.1	1,580.0	1,539.5	1,259.2
Total assets	55,322.8	106,718.3	96,309.3	70,993.1	63,079.9	54,570.1	47,341.6

Liabilities:
Deposits	34,126.5	65,830.3	63,669.3	49,348.5	45,050.8	37,243.8	31,662.8
Bankers’ acceptances	421.7	813.5	309.3	41.6	64.9	37.7	44.3
Interbank borrowings and overnight funds	2,223.1	4,288.3	2,477.4	2,753.7	794.8	2,459.3	3,166.5
Borrowings from banks and others	6,084.8	11,737.6	10,491.2	3,854.9	5,048.4	4,136.3	3,727.6
Accounts payable	1,556.5	3,002.5	2,243.5	1,518.5	1,568.6	1,600.2	1,340.0
Accrued interest payable	127.0	245.0	247.4	269.1	381.5	266.7	194.6
Other liabilities	735.2	1,418.3	1,291.9	950.7	856.1	830.7	727.6
Long-term debt (bonds)	2,926.4	5,645.0	5,952.4	3,422.2	2,320.3	2,000.2	1,641.7
Estimated liabilities	647.3	1,248.6	596.9	711.6	593.6	271.4	244.2

	Grupo Aval
	At September 30,		At December 31,
	2011	2011	2010	2009	2008	2007	2006
	(in U.S.$ millions, unless otherwise indicated)(1)	(In Ps billions, unless otherwise indicated)
Non-controlling interest	2,453.4	4,732.7	4,475.5	4,038.0	3,191.1	2,966.4	2,512.6
Total liabilities	51,301.8	98,961.8	91,754.7	66,908.8	59,870.1	51,812.7	45,261.9

Shareholders’ equity:
Subscribed and paid-in capital:
Common shares	9.6	18.6	13.9	13.9	13.9	13.9	13.3
Additional paid-in capital	1,903.1	3,671.0	647.4	647.4	637.9	623.9	275.7
Retained earnings:
Appropriated	1,624.1	3,132.9	1,930.3	1,266.0	878.5	587.9	460.8
Unappropriated	(280.9)	(541.9)	483.3	679.7	441.0	373.7	218.0
Equity surplus:
Equity inflation adjustments	384.7	742.1	742.1	743.2	746.7	752.1	751.7
Unrealized gains (losses) on investment securities available for sale	(28.8)	(55.6)	29.7	18.3	(90.3)	(124.1)	(46.9)
Reappraisal of assets	409.3	789.5	707.8	715.7	581.9	530.1	407.1
Total shareholders’ equity	4,021.0	7,756.5	4,554.6	4,084.3	3,209.7	2,757.5	2,079.7
Total liabilities and shareholders’ equity	55,322.8	106,718.3	96,309.3	70,993.1	63,079.9	54,570.1	47,341.6

U.S. GAAP(2)
Shareholders’ equity	—	—	3,949.5	3,285.7	2,563.2	—	—

(1)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance at September 30, 2011 of Ps 1,929.01 per U.S.$1.00.

(2)	See note 30 to our audited annual consolidated financial statements included herein for reconciliations to U.S. GAAP.

Other financial and operating data

	Grupo Aval
	At and for the nine months ended September 30,		At and for the year ended December 31,
Colombian Banking GAAP	2011	2010	2010	2009	2008	2007	2006
	(in percentages, unless otherwise indicated)
Profitability ratios:
Net interest margin(1)	6.6	7.3	7.2	8.8	7.8	6.9	8.9
ROAA(2)	2.2	2.5	2.2	3.2	2.4	2.2	2.9
ROAE(3)	19.2	21.8	22.2	29.2	25.4	25.8	24.8
Efficiency ratio:
Operating expenses before depreciation and amortization / total operating income before net provisions(4)	53.3	46.4	46.6	42.9	49.0	54.2	50.1
Capital ratios:
Period-end shareholders’ equity and non-controlling interest as a percentage of period-end total assets	11.7	10.8	9.4	11.4	10.1	10.5	9.7
Tangible equity ratio(5)	9.1	9.7	6.4	10.1	8.6	8.9	7.8

	Grupo Aval
	At and for the nine months ended September 30,		At and for the year ended December 31,
Colombian Banking GAAP	2011	2010	2010	2009	2008	2007	2006
	(in percentages, unless otherwise indicated)
Profitability ratios:
Credit quality data:
Non-performing loans as a percentage of total loans(6)	1.8	2.3	1.9	2.7	2.4	1.9	1.6
Delinquency ratio past due more than 30 days	2.5	3.2	2.7	3.6	3.6	3.0	2.6
“C,” “D” and “E” loans as a percentage of total loans(7)	3.3	4.3	3.9	4.8	4.0	3.4	3.1
Allowance for loans as a percentage of non-performing loans	188.6	188.3	194.0	169.3	170.1	203.5	215.5
Allowance for loans as a percentage of past due loans	131.4	137.6	139.1	124.5	112.9	126.2	137.1
Allowance for loans as a percentage of “C,” “D” and “E” loans	102.7	101.7	96.2	94.1	100.5	109.7	111.9
Allowance for loans as a percentage of total loans	3.3	4.4	3.7	4.5	4.0	3.8	3.5
Operational data (in units):
Number of customers of the banks(8)	9,394,687	6,793,415	8,700,266	6,532,302	6,209,746	5,535,058	—
Number of employees	54,467	37,650	53,485	36,976	35,510	32,256	—
Number of branches	1,479	1,189	1,438	1,180	1,142	1,077	—
Number of ATMs	3,684	2,374	3,518	2,340	2,160	2,000	—

(1)	Net interest margin is calculated as net interest income divided by total average interest-earning assets.

(2)	For methodology used to calculate ROAA, see note (2) to the tables under “Summary—Our company—Financial and operating data.”

(3)	For methodology used to calculate ROAE, see note (3) to the tables under “Summary—Our company—Financial and operating data.”

(4)	See “Information on the Company—Non-GAAP measures reconciliation.”

(5)
Tangible equity ratio is calculated as shareholders’ equity plus non-controlling interest minus goodwill, divided by total assets minus goodwill. See “Information on the Company—Non-GAAP measures reconciliation.”

(6)
Non-performing loans, are microcredit loans that are 31 days or more past due, mortgage and consumer loans that are 61 days or more past due and commercial loans that are 91 days or more past due. Each category includes financial leases respectively. See “Selected Statistical Data—Loan portfolio—Risk categories.”

(7)	See “Selected Statistical Data—Loan portfolio—Risk categories.”

(8)	Reflects aggregated customers of our banking subsidiaries. Customers of more than one of our banking subsidiaries are counted separately for each banking subsidiary.

Item 8.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On July 15, 2010, we entered into a stock purchase agreement with GE Capital, to acquire 100% of the capital stock of BAC Credomatic. We completed the acquisition on December 9, 2010 through Leasing Bogotá Panamá, a wholly owned subsidiary of Banco de Bogotá.

BAC Credomatic is a leading Central American banking group with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama. BAC Credomatic maintains a card-issuing operation in Mexico, a small merchant and card processing center in the State of Florida and offshore subsidiaries in the Bahamas and the Cayman Islands. BAC Credomatic is one of the leading credit card issuance and merchant-acquiring franchises in Central America. BAC Credomatic’s credit card accounts represented 25.7% of total credit card accounts in Central America at December 31, 2010 (calculated based on BAC Credomatic data and information published by Euromonitor International).

Through a network of 458 points of contact, including 229 full-service branches, 38 in-store branches, 163 on-site branches, 28 auto/drive thru branches in addition to 1,127 ATMs at December 31, 2010, BAC Credomatic provides us with more than two million additional customers and access to a region with a population of 42 million at December 31, 2010, providing significant opportunity for growth in financial services. Under the terms of the stock purchase agreement and subject to certain adjustments, Grupo Aval paid a total consideration of U.S.$1.92 billion (Ps 3,455.8 billion) for 100% of the capital stock of BAC Credomatic. See “Information on the Company––BAC Credomatic.”

The unaudited pro forma condensed consolidated income statement presented below is derived from the historical financial statements of BAC Credomatic and subsidiaries, prepared in accordance with U.S. GAAP, and from the condensed historical consolidated financial statements of Grupo Aval and subsidiaries. Grupo Aval has elected to present the pro forma information directly in U.S. GAAP. The condensed historical consolidated financial statements of Grupo Aval and subsidiaries for the year ended December 31, 2010 includes the results of BAC Credomatic for a one-month period as permitted by the Superintendency of Finance given that the acquisition was completed on December 9, 2010. Therefore, the U.S. GAAP historical financial data of BAC Credomatic and subsidiaries presented in the income statement below only considers the results of its operations for the eleven-month period ended November 30, 2010.

The unaudited pro forma condensed consolidated income statement was prepared using the purchase method of accounting, as provided by U.S. GAAP FASB 141(R), “Business Combinations,” based on available information and assumptions that we believe to be reasonable. All pro forma adjustments are (1) directly attributable to the acquisition, (2) factually supportable and (3) expected to have a continuing impact. These adjustments are described in the accompanying notes.

The unaudited pro forma condensed consolidated income statement for the year ended December 31, 2010 give effect to our acquisition of BAC Credomatic and the related Banco de Bogotá financing as if it had occurred on January 1, 2010.

Grupo Aval believes that the assumptions used to derive the unaudited pro forma condensed consolidated income statement are reasonable given the information available; however, such assumptions are subject to change and the effect of any such change could be material. The unaudited pro forma condensed consolidated income statement has been provided for information purposes only and is not necessarily indicative of the results of operations that would have been achieved had the transaction actually been completed on the date indicated and does not purport to be indicative of results of operations at any future date or for any future period.

For pro forma presentation purposes, BAC Credomatic’s financial information for the year ended December 31, 2010 has been translated into pesos using the average market rate as computed and certified by the Superintendency of Finance of Ps 1,902.50 per U.S.$1.00.

The unaudited pro forma condensed consolidated financial information does not give effect to the Banco de Bogotá Debt Offering or the Banco de Bogotá Term Loan and the use of net proceeds therefrom.

The unaudited pro forma condensed consolidated financial information does not include the anticipated realization of cost savings from any operating efficiencies, synergies or restructurings resulting from the integration of BAC Credomatic and does not contemplate the liabilities that may be incurred in connection with the business combination (other than the liabilities incurred in connection with the financing of the acquisition) and any related restructurings.

The historical statements of income of Grupo Aval and BAC Credomatic, presented under U.S. GAAP, did not differ in the classification of items.

The unaudited condensed consolidated pro forma financial information for the year ended December 31, 2010 is presented for informational purposes only. In addition, the unaudited condensed consolidated pro forma financial information does not purport to project our results of operations at any future date or for any future period, and should be read in conjunction with the audited annual consolidated financial statements.

Pro forma income statement data for the year ended December 31, 2010

	Grupo Aval	BAC	Adjustments		Pro Forma
U.S. GAAP	For the year ended December 31, 2010	For the eleven-month period ended November 30, 2010	For the year ended December 31, 2010	Note	For the year ended December 31, 2010
	(in Ps billions)
Interest income:
Interest on loans	4,573.9	1,227.7	134.6	(a)	5,936.3
Interbank and overnight funds	99.0	18.1	–		117.1
Financial leases	363.6	–	–		363.6
Total interest income	5,036.5	1,245.8	134.6		6,417.0
Interest expense:
Deposits	(1,349.4)	(260.0)	27.6	(a)	(1,581.9)
Borrowings from banks and others	(177.0)	(84.2)	(131.5)	(a) (b)	(392.7)
Interbank and overnight funds (expenses)	(109.3)	(4.8)	–		(114.1)
Long-term debt (bonds)	(278.1)	–	–		(278.1)
Total interest expense	(1,913.8)	(349.1)	(104.0)		(2,366.9)
Net interest income	3,122.7	896.7	30.6		4,050.1
Provision for loan and financial leases losses, accrued interest and other receivables, net	722.9	165.5	–		888.5
Recovery of charged-off assets	(109.0)	–	–		(109.0)
Provision for foreclosed assets and other assets	–	–	–
Recovery of provisions for foreclosed assets and other assets	–	–	–
Total provisions, net	614.0	165.5	–		(779.5)
Net interest income after provisions	2,508.8	731.2	30.6		3,270.6
Income from Investment portfolio	1,090.4	38.5	–		1,128.9
Other income (expenses):
Foreign exchange gains (losses), net	17.5	34.2	–	(i)	51.7
Gain (Losses) on derivative operations	94.1	–	–		94.1

	Grupo Aval	BAC	Adjustments		Pro Forma
U.S. GAAP	For the year ended December 31, 2010	For the eleven-month period ended November 30, 2010	For the year ended December 31, 2010	Note	For the year ended December 31, 2010
	(in Ps billions)
Interest income:
Gain on sale of investments in equity securities, net	87.5	21.9	–		109.3
Income from non-financial sector, net	260.3	–	–		260.3
Dividend income	38.7	–	–		38.7
Fees and other services income, net	1,610.4	436.9	–		2,047.3
Other income	581.0	31.7	–		612.7
Total other income	2,689.4	524.7	–		3,214.1
Operating expenses:
Salaries and employee benefits	(1,255.2)	(401.7)	–		(1,656.9)
Depreciation and amortization n	(180.2)	(69.7)	(22.8)	(c), (d), (e)	(272.6)
Administrative expenses	(1,843.9)	(39.9)	–		(1,883.8)
Occupancy and related expenses s	–	(69.4)	–		(69.4)
Other operating expenses	(337.5)	(359.0)	–		(696.5)
Total operating expenses	(3,616.8)	(939.8)	(22.8)		(4,579.3)
Income before income tax expense	2,671.8	354.6	7.9		3,034.3
Income tax expense	(893.4)	(123.4)	(2.6)	(f)	(1,019.4)
Net income	1,778.4	231.2	5.3		2,014.9
Less: net income attributable to non-controlling interest	(813.1)	(0.2)	(81.8)	(g)	(895.1)
Net income attributable to Grupo Aval’s shareholders	965.3	231.1	(76.6)		1,119.8
Basic and diluted earnings per share	–	–	–	(h)	80.3

Notes to the unaudited pro forma condensed financial statements

(a)      Represents the amortization of Ps 104.6 billion for the year ended December 31, 2010 related to the purchase accounting adjustment of the fair value allocable to certain financial assets and liabilities.

The following table provides the breakdown of the amortization.

Amortization
Year ended December 31, 2010
(in Ps billions)
Financial assets
Loans	134.6
Financial liabilities
Deposits	(27.6)
Borrowings	(2.4)
Total	104.6

(b)      Reflects the adjustment for interest expense related to borrowings under the Banco de Bogotá bridge facility, Leasing Bogotá Panamá term loan, loans from certain shareholders of Grupo Aval and their affiliates beneficially owned by Mr. Sarmiento Angulo and the mandatorily convertible bonds issued in connection with the BAC Credomatic acquisition. This interest expense represented an increase of Ps 133.9 billion for the year ended December 31, 2010.

The following table summarizes information related to the computation of interest expense.

Loan	Interest description	Interest expense for the year ended December 31, 2010
		(Ps billions)
U.S.$270 million five-year term loan (comprising of two U.S.$135 million loans)	3.58% (LIBOR plus 3.125%)	16.6
Ps 2,284.6 billion (U.S.$1,270 million)–peso-denominated convertible bonds mandatorily convertible into Banco de Bogotá common shares	3.0% (3.0% fixed interest rate)	23.0
U.S.$1,000 million – Bridge facility(1)	Between 1.30% and 1.80% (interest at one-, two- or three-month LIBOR, at the election of Grupo Aval, plus 100 bps for the first 180 days, 125 bps from the 181st day to the 270th day, and thereafter at 150 bps until the 364th day)	25.6
Ps. 1,112 billion (U.S.$617.8 million) loan	6.47% (DTF+3.0%)	68.7
Total		133.9

(1)
Banco de Bogotá’s bridge facility was extended on November 30, 2011. See “Summary—Recent developments.” Approximately U.S.$591 million of the bridge facility was repaid with the proceeds of the Banco de Bogotá Debt Offering. The remaining outstanding amount then due was repaid with the proceeds of the Banco de Bogotá Term Loan. See “Information on the Company—BAC Credomatic.”

A 0.125% increase in the variable interest rate payable on the Banco de Bogotá bridge facility agreement would change pro forma interest expense for the year ended December 31, 2010 by Ps 2.4 billion.

A 0.125% increase in the variable interest rate payable on Leasing Bogotá Panamá term loan would change pro forma interest expense for the year ended December 31, 2010 by Ps 0.6 billion.

A 0.125% increase in the variable interest rate payable on the loans granted by certain shareholders of Grupo Aval and their affiliates would change pro forma interest expense for the year ended December 31, 2010 by Ps 1.3 billion.

(c) Represents the amortization of Ps 24.0 billion for the year ended December 31, 2010 related to the purchase accounting adjustment of the fair value allocable to intangible assets.

The following table provides the breakdown of the amortization calculated.

Amortization
Year ended December 31, 2010
(in Ps billions)
Intangible assets
Deposit relationships	5.6
Credit card relationships	8.3
Merchant relationships	6.4
Others	3.7
Total	24.0

(d) Represents the depreciation of Ps 3.0 billion for the year ended December 31, 2010 related to the purchase accounting adjustment of the fair value allocable to property, plant and equipment.

The following table provides the breakdown of the depreciation calculated.

Depreciation
Year ended December 31, 2010
(in Ps billions)
Property, plant and equipment
Vehicles	(1.1)
Buildings	4.1
Total	3.0

(e) Represents the reversal of the amortization of the pre-acquisition intangible assets of BAC Credomatic amounting to Ps 4.2 billion for the year ended December 31, 2010.

(f) Reflects the income tax effect on the pro forma adjustments using a statutory income tax rate of 33% for the year ended December 31, 2010. The impact was Ps 2.6 billion. This rate is not necessarily indicative of our expected future effective tax rate.

(g) Following completion of the acquisition, BAC Credomatic is a wholly owned subsidiary of Banco de Bogotá. Adjustment reflects the effect of minority interest in Banco de Bogotá of 34.67% for the year ended December 31, 2010, amounting to Ps 1.8 billion.

(h) The following table summarizes information related to the computation of basic and diluted EPS for the year ended December 31, 2010.

EPS
Year Ended December 31, 2010
(in Ps billions, except number of shares and per share data)
Pro forma consolidated net income	2,014.9
Non-controlling interest	(895.1)
Pro forma net income attributable to common shareholders	1,119.8
Weighted average number of common shares outstanding used in basic EPS calculation	13,943,980,671
Pro forma basic and diluted earnings per share (U.S. GAAP)	80.3

(i) The foreign exchange rate risk associated with this U.S. dollar-denominated Banco de Bogotá bridge facility and Leasing Bogotá Panamá term loan is part of a hedge which economically and for accounting purposes relates to the net investment (denominated in U.S. dollars) that Grupo Aval will maintain in BAC Credomatic. Therefore, no net adjustment to foreign exchange gain/loss related to the bridge facility and the term loan is recorded.

The Colombian peso to U.S. dollar exchange rate appreciated 6% in 2010, from Ps 2,044.23 as of January 1, 2010 to Ps 1,913.98 on December 31, 2010. For a discussion of foreign currency translation risk associated with our U.S. dollar-denominated debt, see “Risk Factors—Risks relating to our businesses and industry—Risks relating to our recent acquisition of BAC Credomatic.”

Item 9.

SELECTED STATISTICAL DATA

The following information is included for analytical purposes and should be read in conjunction with our consolidated financial statements included herein as well as “Operating and Financial Review and Prospects.” This information has been prepared based on our financial records, which are prepared in accordance with Colombian Banking GAAP and do not reflect adjustments necessary to present the information in accordance with U.S. GAAP. This information includes our unaudited condensed consolidated financial statements at September 30, 2011 and September 30, 2010 and for the nine-month periods ended September 30, 2011 and 2010 and audited annual consolidated financial statements at December 31, 2010 and 2009 and for the fiscal years ended December 31, 2010, 2009 and 2008, as applicable. As permitted by the Superintendency of Finance, we began consolidating BAC Credomatic’s results from December 1, 2010 in our consolidated financial statements. Prior to our acquisition of BAC Credomatic, we had limited operations outside of Colombia. Accordingly, we are providing disclosure on our foreign operations commencing with the fiscal year ended December 31, 2010.

Distribution of assets, liabilities and shareholders’ equity, interest rates and interest differential

Average balances have been calculated as follows: for each month, the actual month-end balances were established. The average balance for each period is the average of these month-end balances. We stop accruing interest on loans after they are past due by more than a certain number of days that depends on the type of loan. See “—Loan portfolio—Suspension of accruals.” For purposes of the presentation in the following tables, non-performing loans have been treated as non-interest-earning assets.

Under Colombian Banking GAAP, interest on investment securities includes accrued interest on debt instruments, valuation adjustments and gains (losses) realized on debt and equity securities that are accounted for as “available for sale,” gains (losses) on repurchase transactions (repos), gains (losses) realized on the sale of debt securities, and mark-to-market gains (losses) on our trading securities portfolio.

Average balance sheet

For the nine-month periods ended September 30, 2011 and 2010, the following tables present:

•
average balances calculated using actual month-end balances for our assets and liabilities (based on non-consolidated monthly amounts for a nine-month period and the last day of the prior year, adjusted for consolidation by the addition or subtraction of, as applicable, average balances for the two respective semi-annual periods);

•	interest income and expense amounts; and

•	average yield and interests rate for our interest-earning assets and interest-bearing liabilities, respectively.

The interest rate subtotals are based on the weighted average of the average peso-denominated and foreign currency-denominated balances.

	Average balance sheet and income from interest-earning assets for the nine-month period ended September 30,
	2011			2010
	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
	(in Ps billions, except percentages)
Assets
Interest-earning assets
Interbank and overnight funds
Domestic
Peso-denominated	1,169.2	77.6	8.8%	1,674.7	77.0	6.1%
Foreign-denominated	406.4	4.9	1.6%	760.7	6.0	1.1%
Total domestic	1,575.6	82.5	7.0%	2,435.4	83.0	4.5%
Foreign	1,023.5	17.3	2.3%	–	–	–
Total	2,599.1	99.9	5.1%	2,435.4	83.0	4.5%
Investment securities(3)
Domestic
Peso-denominated	15,555.0	749.6	6.4%	15,108.6	962.6	8.5%
Foreign-denominated	1,935.4	57.0	3.9%	1,969.0	71.8	4.9%
Total domestic	17,490.4	806.6	6.1%	17,077.6	1,034.4	8.1%
Foreign	1,311.0	37.7	3.8%	–	–	–
Total	18,801.5	844.3	6.0%	17,077.6	1,034.4	8.1%
Loans and financial leases(4)
Domestic
Peso-denominated	46,675.5	3,970.9	11.3%	39,350.9	3,587.0	12.2%
Foreign-denominated	3,976.6	87.2	2.9%	2,752.6	57.2	2.8%
Total domestic	50,652.1	4,058.1	10.7%	42,103.5	3,644.2	11.5%
Foreign	9,901.1	974.9	13.1%	–	–	–
Total	60,553.2	5,033.0	11.1%	42,103.5	3,644.2	11.5%
Total interest-earnings assets
Domestic
Peso-denominated	63,399.7	4,798.2	10.1%	56,134.1	4,626.6	11.0%
Foreign-denominated	6,318.4	149.1	3.1%	5,482.3	135.0	3.3%
Total domestic	69,718.1	4,947.2	9.5%	61,616.4	4,761.7	10.3%
Foreign	12,235.6	1,029.9	11.2%	–	–	–
Total interest-earnings assets	81,953.7	5,977.2	9.7%	61,616.4	4,761.7	10.3%
Non-interest-earnings assets
Cash and due from banks
Domestic
Peso-denominated	4,564.5	–	–	4,555.4	–	–
Foreign-denominated	415.8	–	–	475.4	–	–
Total domestic	4,980.3	–	–	5,030.9	–	–
Foreign	2,412.6	–	–	–	–	–
Total	7,392.9	–	–	5,030.9	–	–
Allowance for loan and financial lease losses
Domestic
Peso-denominated	(1,907.3)	–	–	(1,940.5)	–	–
Foreign-denominated	(11.1)	–	–	(10.0)	–	–
Total domestic	(1,918.4)	–	–	(1,950.5)	–	–
Foreign	(141.6)	–	–	–	–	–
Total	(2,060.0)	–	–	(1,950.5)	–	–
Loans rated “C,” “D” and “E”(5)
Domestic
Peso-denominated	1,299.5	–	–	1,174.9	–	–
Foreign-denominated	9.3	–	–	10.3	–	–
Total domestic	1,308.7	–	–	1,185.1	–	–
Foreign	62.4	–	–	–	–	–
Total	1,371.1	–	–	1,185.1	–	–
Bankers’ acceptances, spot transactions and derivatives
Domestic
Peso-denominated	1,846.2	–	–	2,824.8	–	–
Foreign-denominated	(1,447.8)	–	–	(2,549.2)	–	–
Total domestic	398.4	–	–	275.6	–	–
Foreign	15.6	–	–	–	–	–
Total	414.0	–	–	275.6	–	–

	Average balance sheet and income from interest-earning assets for the nine-month period ended September 30,
	2011			2010
	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
	(in Ps billions, except percentages)
Accounts receivable, net
Domestic
Peso-denominated	1,600.6	–	–	1,493.1	–	–
Foreign-denominated	59.7	–	–	47.7	–	–
Total domestic	1,660.4	–	–	1,540.8	–	–
Foreign	324.7	–	–	–	–	–
Total	1,985.1	–	–	1,540.8	–	–
Foreclosed assets, net
Domestic
Peso-denominated	62.1	–	–	207.6	–	–
Foreign-denominated	–	–	–	0.5	–	–
Total domestic	62.1	–	–	208.2	–	–
Foreign	38.3	–	–	–	–	–
Total	100.4	–	–	208.2	–	–
Property, plant and equipment, net
Domestic
Peso-denominated	1,602.9	–	–	1,394.1	–	–
Foreign-denominated	43.9	–	–	23.6	–	–
Total domestic	1,646.7	–	–	1,417.7	–	–
Foreign	306.6	–	–	–	–	–
Total	1,953.3	–	–	1,417.7	–	–
Other assets net
Domestic
Peso-denominated	5,399.6	–	–	4,329.3	–	–
Foreign-denominated	36.2	–	–	18.3	–	–
Total domestic	5,435.9	–	–	4,347.5	–	–
Foreign	2,212.0	–	–	–	–	–
Total	7,647.9	–	–	4,347.5	–	–
Total non-interest-earnings assets
Domestic
Peso-denominated	14,468.0	–	–	14,038.7	–	–
Foreign-denominated	(894.0)	–	–	(1,983.4)	–	–
Total domestic	13,574.0	–	–	12,055.3	–	–
Foreign	5,230.7	–	–	–	–	–
Total non-interest-earnings assets	18,804.7	–	–	12,055.3	–	–

Total interest and non-interest-earnings assets
Domestic
Peso-denominated	77,867.7	4,798.2	8.2%	70,172.8	4,626.6	8.8%
Foreign-denominated	5,424.4	149.1	3.7%	3,498.9	135.0	5.1%
Total domestic	83,292.1	4,947.2	7.9%	73,671.7	4,761.7	8.6%
Foreign	17,466.3	1,029.9	7.9%	–	–	–
Total assets	100,758.4	5,977.2	7.9%	73,671.7	4,761.7	8.6%

	Average balance sheet and income from interest-earning assets for the nine-month period ended September 30,
	2011			2010
	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate
	(in Ps billions, except percentages)
Liabilities and shareholders’ equity
Interest-bearing liabilities
Checking accounts
Domestic
Peso-denominated	1,622.8	32.4	2.7%	1,239.9	21.8	2.3%
Foreign-denominated	150.9	0.3	0.3%	149.5	0.3	0.3%
Total domestic	1,773.7	32.7	2.5%	1,389.5	22.1	2.1%
Foreign	4,066.6	22.2	0.7%	–	–	–
Total	5,840.3	54.9	1.3%	1,389.5	22.1	2.1%
Savings deposits
Domestic
Peso-denominated	24,210.5	591.7	3.3%	22,456.5	473.9	2.8%
Foreign-denominated	297.5	1.3	0.6%	202.6	0.8	0.6%
Total domestic	24,507.9	593.0	3.2%	22,659.1	474.8	2.8%
Foreign	2,168.4	23.8	1.5%	–	–	–
Total	26,676.3	616.9	3.1%	22,659.1	474.8	2.8%
Time deposits
Domestic
Peso-denominated	13,767.0	440.3	4.3%	13,149.3	474.6	4.8%
Foreign-denominated	2,699.6	44.3	2.2%	2,626.6	43.3	2.2%
Total domestic	16,466.6	484.6	3.9%	15,775.9	517.9	4.4%
Foreign	4,044.1	123.7	4.1%	–	–	–
Total	20,510.7	608.3	4.0%	15,775.9	517.9	4.4%
Interbank borrowings and overnight funds(1)
Domestic
Peso-denominated	4,149.5	99.2	3.2%	3,601.4	76.1	2.8%
Foreign-denominated	182.9	3.6	2.6%	137.4	1.2	1.2%
Total domestic	4,332.4	102.8	3.2%	3,738.7	77.3	2.8%
Foreign	112.2	3.1	3.7%	–	–	–
Total	4,444.6	105.9	3.2%	3,738.7	77.3	2.8%
Borrowings from banks and others(2)
Domestic
Peso-denominated	4,680.1	240.2	6.8%	2,693.3	105.9	5.2%
Foreign-denominated	4,088.3	37.2	1.2%	1,177.1	8.6	1.0%
Total domestic	8,768.4	277.4	4.2%	3,870.4	114.6	3.9%
Foreign	2,219.3	58.5	3.5%	–	–	–
Total	10,987.7	336.0	4.1%	3,870.4	114.6	3.9%
Long-term debt bonds
Domestic
Peso-denominated	5,198.9	203.7	5.2%	4,018.1	203.8	6.8%
Foreign-denominated	–	–	–	–	–	–
Total domestic	5,198.9	203.7	5.2%	4,018.1	203.8	6.8%
Foreign	288.0	13.7	6.4%	–	–	–
Total	5,486.9	217.5	5.3%	4,018.1	203.8	6.8%
Total interest-bearing liabilities
Domestic
Peso-denominated	53,628.7	1,607.6	4.0%	47,158.5	1,356.1	3.8%
Foreign-denominated	7,419.1	86.7	1.6%	4,293.2	54.3	1.7%
Total domestic	61,047.8	1,694.3	3.7%	51,451.6	1,410.4	3.7%
Foreign	12,898.6	245.0	2.5%	–	–	–
Total	73,946.4	1,939.3	3.5%	51,451.6	1,410.4	3.7%

Total non-interest-bearing liabilities and shareholders’ equity	26,812.0	–	–	22,220.0	–	–

Total liabilities and shareholders’ equity	100,758.4	1,939.3	2.6%	73,671.7	1,410.4	2.6%

(1)	Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

(2)	Reflects loans made by other financial institutions including development banks and international correspondent banks.

(3)	Includes available for sale securities, for which yields are based on historical cost balances.

(4)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.”

(5)	See “—Loan portfolio—Risk categories.”

For the years ended December 31, 2010, 2009 and 2008, the following table presents:

•
average balances calculated using actual month-end balances for our assets and liabilities (based on non-consolidated monthly amounts for a 12-month period and the last day of the prior year, adjusted for consolidation by the addition or subtraction of, as applicable, average balances for the three respective semi-annual periods);

•	interest income and expense amounts; and

•	average yield and interest rate for our interest-earning assets and interest-bearing liabilities, respectively.

The interest rate subtotals are based on the weighted average of the average peso-denominated and foreign currency-denominated balances.

	Average balance sheet and income from interest-earning assets for years ended December 31,
	2010			2009			2008
	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
	(in Ps billions, except percentages)
Assets
Interest-earning assets
Interbank and overnight funds
Domestic
Peso-denominated	1,798.1	89.2	5.0%	695.0	140.0	20.1%	507.4	158.3	31.2%
Foreign-denominated	665.8	7.9	1.2%	1,129.6	8.9	0.8%	1,174.5	36.9	3.1%
Total domestic	2,464.0	97.1	3.9%	1,824.6	148.9	8.2%	1,681.9	195.2	11.6%
Foreign	92.0	1.9	2.1%	–	–	–	–	–	–
Total	2,556.0	99.0	3.9%	1,824.6	148.9	8.2%	1,681.9	195.2	11.6%
Investment securities(3)
Domestic
Peso-denominated	15,363.0	1,308.2	8.5%	11,789.4	1,534.3	13.0%	9,054.8	714.0	7.9%
Foreign-denominated	1,978.5	140.4	7.1%	1,854.4	142.6	7.7%	1,236.9	70.0	5.7%
Total domestic	17,341.5	1,448.6	8.4%	13,643.8	1,676.9	12.3%	10,291.7	784.0	7.6%
Foreign	104.3	4.1	3.9%	–	–	–	–	–	–
Total	17,445.8	1,452.7	8.3%	13,643.8	1,676.9	12.3%	10,291.7	784.0	7.6%

Average balance sheet and income from interest-earning assets for years ended December 31,
2010			2009			2008
Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
(in Ps billions, except percentages)

Loans and financial leases(4)
Domestic
Peso-denominated	40,237.3	4,796.3	11.9%	36,688.6	5,736.8	15.6%	32,903.1	5,821.8	17.7%
Foreign-denominated	2,970.2	81.7	2.7%	2,684.2	117.4	4.4%	2,934.4	154.5	5.3%
Total domestic	43,207.5	4,877.9	11.3%	39,372.8	5,854.2	14.9%	35,837.4	5,976.3	16.7%
Foreign	769.6	113.0	14.7%	–	–	–	–	–	–
Total	43,977.1	4,990.9	11.3%	39,372.8	5,854.2	14.9%	35,837.4	5,976.3	16.7%
Total interest-earnings assets
Domestic
Peso-denominated	57,398.4	6,193.6	10.8%	49,173.0	7,411.1	15.1%	42,465.3	6,694.0	15.8%
Foreign-denominated	5,614.6	230.0	4.1%	5,668.2	268.9	4.7%	5,345.8	261.4	4.9%
Total domestic	63,013.0	6,423.6	10.2%	54,841.2	7,680.0	14.0%	47,811.1	6,955.5	14.5%
Foreign	965.9	119.0	12.3%	–	–	–	–	–	–
Total interest-earnings assets	63,978.9	6,542.6	10.2%	54,841.2	7,680.0	14.0%	47,811.1	6,955.5	14.5%
Non-interest-earnings assets
Cash and due from banks
Domestic
Peso-denominated	4,675.2	–	–	4,457.4	–	–	3,511.9	–	–
Foreign-denominated	530.2	–	–	476.7	–	–	165.7	–	–
Total domestic	5,205.3	–	–	4,934.1	–	–	3,677.6	–	–
Foreign	211.3	–	–	–	–	–	–	–	–
Total	5,416.7	–	–	4,934.1	–	–	3,677.6	–	–
Allowance for loan and financial lease losses
Domestic
Peso-denominated	(1,953.6)	–	–	(1,749.5)	–	–	(1,427.0)	–	–
Foreign-denominated	(10.4)	–	–	(10.6)	–	–	(9.3)	–	–
Total domestic	(1,964.0)	–	–	(1,760.2)	–	–	(1,436.3)	–	–
Foreign	(15.9)	–	–	–	–	–	–	–	–
Total	(1,979.8)	–	–	(1,760.2)	–	–	(1,436.3)	–	–
Loans rated “C,” “D” and “E”(5)
Domestic
Peso-denominated	1,124.7	–	–	1,537.2	–	–	1,142.3	–	–
Foreign-denominated	10.2	–	–	8.5	–	–	4.2	–	–
Total domestic	1,134.9	–	–	1,545.7	–	–	1,146.4	–	–
Foreign	15.0	–	–	–	–	–	–	–	–
Total	1,149.9	–	–	1,545.7	–	–	1,146.4	–	–
Bankers’ acceptances, spot transactions and derivatives
Domestic
Peso-denominated	1,505.3	–	–	775.8	–	–	250.5	–	–
Foreign-denominated	(1,211.4)	–	–	(679.7)	–	–	(185.4)	–	–
Total domestic	293.9	–	–	96.1	–	–	65.1	–	–
Foreign	0.7	–	–	–	–	–	–	–	–
Total	294.6	–	–	96.1	–	–	65.1	–	–
Accounts receivable, net
Domestic
Peso-denominated	1,495.0	–	–	1,273.7	–	–	1,215.4	–	–
Foreign-denominated	49.8	–	–	51.7	–	–	62.3	–	–
Total domestic	1,544.7	–	–	1,325.4	–	–	1,277.7	–	–
Foreign	18.8	–	–	–	–	–	–	–	–
Total	1,563.6	–	–	1,325.4	–	–	1,277.7	–	–

Average balance sheet and income from interest-earning assets for years ended December 31,
2010			2009			2008
Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield	Average balance	Interest income earned	Average yield
(in Ps billions, except percentages)

Foreclosed assets, net
Domestic
Peso-denominated	44.1	–	–	49.5	–	–	48.4	–	–
Foreign-denominated	0.1	–	–	0.2	–	–	0.2	–	–
Total domestic	44.2	–	–	49.7	–	–	48.5	–	–
Foreign	3.3	–	–	–	–	–	–	–	–
Total	47.5	–	–	49.7	–	–	48.5	–	–
Property, plant and equipment, net
Domestic
Peso-denominated	1,382.7	–	–	1,248.4	–	–	1,094.6	–	–
Foreign-denominated	26.5	–	–	10.2	–	–	11.1	–	–
Total domestic	1,409.2	–	–	1,258.6	–	–	1,105.6	–	–
Foreign	24.9	–	–	–	–	–	–	–	–
Total	1,434.1	–	–	1,258.6	–	–	1,105.6	–	–
Other assets net
Domestic
Peso-denominated	4,507.0	–	–	4,533.1	–	–	3,915.6	–	–
Foreign-denominated	23.9	–	–	40.1	–	–	30.9	–	–
Total domestic	4,530.9	–	–	4,573.2	–	–	3,946.4	–	–
Foreign	186.2	–	–	–	–	–	–	–	–
Total	4,717.1	–	–	4,573.2	–	–	3,946.4	–	–
Total non-interest-earnings assets
Domestic
Peso-denominated	12,780.3	–	–	12,125.5	–	–	9,751.6	–	–
Foreign-denominated	(581.1)	–	–	(102.9)	–	–	79.6	–	–
Total domestic	12,199.2	–	–	12,022.6	–	–	9,831.1	–	–
Foreign	444.4	–	–	–	–	–	–	–	–
Total non-interest-earnings assets	12,643.6	–	–	12,022.6	–	–	9,831.1	–	–

Total interest and non-interest-earnings assets
Domestic
Peso-denominated	70,178.8	6,193.6	8.8%	61,298.5	7,411.1	12.1%	52,216.8	6,694.0	12.8%
Foreign-denominated	5,033.4	230.0	4.6%	5,565.3	268.9	4.8%	5,425.3	261.4	4.8%
Total domestic	75,212.2	6,423.6	8.5%	66,863.8	7,680.0	11.5%	57,642.2	6,955.5	12.1%
Foreign	1,410.3	119.0	8.4%	–	–	–	–	–	–
Total assets	76,622.5	6,542.6	8.5%	66,863.8	7,680.0	11.5%	57,642.2	6,955.5	12.1%

	Average balance sheet and income from interest-bearing liabilities for years ended December 31,
	2010			2009			2008
	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate	Average balance	Interest expense paid	Average interest rate
	(in Ps billions, except percentages)
Liabilities and shareholders’ equity
Interest-bearing liabilities
Checking accounts
Domestic
Peso-denominated	1,309.1	29.0	2.2%	1,287.3	53.0	4.1%	998.7	48.0	4.8%
Foreign-denominated	93.3	0.5	0.5%	110.2	0.2	0.2%	72.1	0.8	1.1%
Total domestic	1,402.4	29.5	2.1%	1,397.5	53.2	3.8%	1,070.8	48.8	4.6%
Foreign	353.6	–	–	–	–	–	–	–	–
Total	1,756.0	29.5	1.7%	1,397.5	53.2	3.8%	1,070.8	48.8	4.6%
Savings deposits
Domestic
Peso-denominated	22,941.9	634.0	2.8%	19,727.0	923.1	4.7%	17,554.3	1,203.3	6.9%
Foreign-denominated	253.8	1.7	0.7%	224.5	2.3	1.0%	114.5	3.7	3.2%
Total domestic	23,195.7	635.6	2.7%	19,951.5	925.3	4.6%	17,668.8	1,207.0	6.8%
Foreign	166.4	5.2	3.1%	–	–	–	–	–	–
Total	23,362.1	640.8	2.7%	19,951.5	925.3	4.6%	17,668.8	1,207.0	6.8%
Time deposits
Domestic
Peso-denominated	12,936.7	603.8	4.7%	13,950.1	1,153.2	8.3%	11,186.7	1,122.2	10.0%
Foreign-denominated	2,714.0	60.2	2.2%	2,897.1	65.8	2.3%	2,281.1	82.8	3.6%
Total domestic	15,650.7	664.0	4.2%	16,847.2	1,219.0	7.2%	13,467.8	1,205.0	8.9%
Foreign	319.7	15.1	4.7%	–	–	–	–	–	–
Total	15,970.4	679.1	4.3%	16,847.2	1,219.0	7.2%	13,467.8	1,205.0	8.9%
Interbank borrowings and overnight funds(1)
Domestic
Peso-denominated	3,781.6	106.6	2.8%	2,076.3	107.1	5.2%	1,882.7	152.8	8.1%
Foreign-denominated	132.7	2.3	1.7%	301.4	4.5	1.5%	459.4	12.2	2.7%
Total domestic	3,914.3	108.9	2.8%	2,377.7	111.7	4.7%	2,342.1	165.0	7.0%
Foreign	6.1	0.4	6.9%	–	–	–	–	–	–
Total	3,920.4	109.3	2.8%	2,377.7	111.7	4.7%	2,342.1	165.0	7.0%
Borrowings from banks and others(2)
Domestic
Peso-denominated	2,961.6	156.6	5.3%	3,038.2	266.1	8.8%	2,485.8	287.4	11.6%
Foreign-denominated	1,501.0	13.9	0.9%	930.7	25.4	2.7%	1,341.1	55.3	4.1%
Total domestic	4,462.6	170.5	3.8%	3,968.9	291.5	7.3%	3,826.9	342.7	9.0%
Foreign	185.5	6.5	3.5%	–	–	–	–	–	–
Total	4,648.1	177.0	3.8%	3,968.9	291.5	7.3%	3,826.9	342.7	9.0%
Bonds
Domestic
Peso-denominated	4,334.9	276.4	6.4%	2,665.2	253.4	9.5%	2,213.4	271.7	12.3%
Foreign-denominated	–	–	–	–	–	–	–	–	–
Total domestic	4,334.9	276.4	6.4%	2,665.2	253.4	9.5%	2,213.4	271.7	12.3%
Foreign	23.3	1.8	7.5%	–	–	–	–	–	–
Total	4,358.2	278.1	6.4%	2,665.2	253.4	9.5%	2,213.4	271.7	12.3%
Total interest-bearing liabilities
Domestic
Peso-denominated	48,265.8	1,806.3	3.7%	42,744.2	2,755.9	6.4%	36,321.6	3,085.3	8.5%
Foreign-denominated	4,694.8	78.5	1.7%	4,463.9	98.1	2.2%	4,268.2	154.8	3.6%
Total domestic	52,960.6	1,884.8	3.6%	47,208.1	2,854.0	6.0%	40,589.8	3,240.2	8.0%
Foreign	1,054.6	29.0	2.7%	–	–	–	–	–	–
Total	54,015.2	1,913.8	3.5%	47,208.1	2,854.0	6.0%	40,589.8	3,240.2	8.0%

Total non-interest-bearing liabilities and shareholders’ equity	22,607.3	–	–	19,655.8	–	–	17,052.4	–	–

Total liabilities and shareholders’ equity	76,622.5	1,913.8	2.5%	66,863.8	2,854.0	4.3%	57,642.2	3,240.2	5.6%

(1)	Reflects operations involving: common short-term interbank funds, repurchase transactions (repos), simultaneous operations and transactions involving the temporary transfer of securities.

(2)	Reflects loans made by other financial institutions including development banks and international correspondent banks.

(3)	Includes available for sale securities, in which yields are based on historical cost balances.

(4)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.”

(5)	See “—Loan portfolio—Risk categories.”

Changes in net interest income and expenses – volume and rate analysis

The following tables allocate by currency of denomination, changes in our net interest income to changes in average volume, changes in nominal rates and the net variance caused by changes in both average volume and nominal rates for the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010; the year ended December 31, 2010 compared to the year ended December 31, 2009; and the year ended December 31, 2009 compared to the year ended December 31, 2008. Volume and rate variances have been calculated based on variances in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. Net changes attributable to changes in both volume and interest rate have been allocated to changes in volume.

	September 30, 2010 – September 30, 2011 Increase (decrease) due to changes in			2009 – 2010 Increase (decrease) due to changes in			2008 – 2009 Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change	Volume	Rate	Net change
	(in Ps billions, except percentages)
Interest-earnings assets
Interbank and overnight funds
Domestic
Peso-denominated	(33.5)	34.1	0.6	54.7	(105.5)	(50.8)	37.8	(56.1)	(18.3)
Foreign currency-denominated	(4.3)	3.2	(1.1)	(5.5)	4.5	(1.0)	(0.4)	(27.7)	(28.0)
Total domestic	(37.8)	37.3	(0.5)	49.2	(101.0)	(51.7)	37.4	(83.7)	(46.3)
Investment securities
Domestic
Peso-denominated	21.5	(234.4)	(212.9)	304.3	(530.5)	(226.2)	355.9	464.5	820.3
Foreign currency-denominated	(1.0)	(13.9)	(14.9)	8.8	(11.0)	(2.2)	47.5	25.1	72.6
Total domestic	20.5	(248.3)	(227.8)	313.1	(541.5)	(228.4)	403.4	489.6	892.9
Loans and financial leases(1)
Domestic
Peso-denominated	623.1	(239.2)	383.9	423.0	(1,363.5)	(940.5)	591.9	(676.9)	(85.0)
Foreign currency-denominated	26.8	3.2	30.0	7.9	(43.6)	(35.8)	(10.9)	(26.2)	(37.1)
Total domestic	649.9	(236.1)	413.9	430.9	(1,407.1)	(976.3)	581.0	(703.1)	(122.1)
Total interest-earnings assets
Domestic
Peso-denominated	611.1	(439.6)	171.5	782.0	(1,999.4)	(1,217.4)	985.6	(268.6)	717.0
Foreign currency-denominated	21.5	(7.5)	14.0	11.2	(50.1)	(39.0)	36.2	(28.7)	7.5
Total domestic	632.6	(447.1)	185.6	793.2	(2,049.6)	(1,256.4)	1,021.8	(297.3)	724.3
Foreign(2)	–	–	1,029.9	–	–	119.0	–	–	–
Total interest-earnings assets	1,510.2	(294.7)	1,215.5	848.0	(1,985.4)	(1,137.4)	1,021.8	(297.3)	724.3

(1)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.”

(2)
A breakdown of our foreign allocation changes in volume and rates is not presented because average balances and interest amounts were not recorded prior to December 31, 2010 for our foreign activities. Foreign activities primarily reflect BAC Credomatic data, which was acquired in December 2010.

	September 30, 2010 – September 30, 2011 Increase (decrease) due to changes in			2009 – 2010 Increase (decrease) due to changes in			2008 – 2009 Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change	Volume	Rate	Net change
	(in Ps billions, except percentages)
Interest-bearing liabilities
Checking accounts
Domestic
Peso-denominated	7.7	3.0	10.7	0.5	(24.4)	(24.0)	11.9	(6.9)	5.0
Foreign currency-denominated	–	–	–	(0.1)	0.4	0.3	0.1	(0.7)	(0.6)
Total domestic	7.7	3.0	10.7	0.4	(24.1)	(23.7)	11.9	(7.6)	4.4
Savings deposits
Domestic
Peso-denominated	42.9	74.9	117.8	88.8	(377.9)	(289.1)	101.7	(381.9)	(280.2)
Foreign currency-denominated	0.4	–	0.5	0.2	(0.8)	(0.6)	1.1	(2.5)	(1.4)
Total domestic	43.3	74.9	118.3	89.0	(378.7)	(289.7)	102.8	(384.4)	(281.6)
Time deposits
Domestic
Peso-denominated	19.8	(54.0)	(34.2)	(47.3)	(502.1)	(549.4)	228.4	(197.5)	31.0
Foreign currency-denominated	1.2	(0.2)	1.0	(4.1)	(1.5)	(5.6)	14.0	(31.0)	(17.0)
Total domestic	21.0	(54.2)	(33.2)	(51.4)	(503.6)	(555.0)	242.4	228.5	14.0
Interbank borrowings and overnight funds
Domestic
Peso-denominated	13.1	10.0	23.1	48.1	(48.6)	(0.6)	10.0	(55.6)	(45.6)
Foreign currency-denominated	0.9	1.4	2.4	(2.9)	0.7	(2.2)	(2.4)	(5.3)	(7.7)
Total domestic	14.0	11.4	25.4	45.2	(47.9)	(2.8)	7.6	(60.9)	(53.3)
Borrowings from banks and others
Domestic
Peso-denominated	102.0	32.3	134.3	(4.1)	(105.5)	(109.5)	48.4	(69.6)	(21.3)
Foreign currency-denominated	26.5	2.1	28.6	5.3	(16.8)	(11.5)	(11.2)	(18.8)	(30.0)
Total domestic	128.5	34.4	162.9	1.2	(122.2)	(121.0)	37.2	(88.4)	(51.2)
Long-term debt (bonds)
Domestic
Peso-denominated	46.3	(46.3)	–	106.4	(83.5)	23.0	43.0	(61.3)	(18.3)
Foreign currency-denominated	–	–	–	–	–	–	–	–	–
Total domestic	46.3	(46.3)	–	106.4	(83.5)	23.0	43.0	(61.3)	(18.3)
Total interest-bearing liabilities
Domestic
Peso-denominated	231.6	19.9	251.5	192.5	(1,142.1)	(949.6)	443.3	(772.8)	(329.4)
Foreign currency-denominated	29.0	3.4	32.4	(1.6)	(18.0)	(19.6)	1.6	(58.3)	(56.7)
Total domestic	260.6	23.3	283.9	190.9	(1,160.1)	(969.2)	444.9	(831.1)	(386.1)
Foreign(1)	–	–	245.0			29.0	–	–	–
Total interest-bearing liabilities	474.1	54.8	528.9	207.1	(1,147.4)	(940.2)	444.9	(831.1)	(386.1)

(1)
A breakdown of our foreign allocation changes in volume and rates is not presented because average balances and interest amounts were not recorded prior to December 31, 2010 for our foreign activities. Foreign activities primarily reflect BAC Credomatic data, which was acquired in December 2010.

Interest-earning assets – net interest margin and spread

The following table presents average balances of interest-earning assets as well as our yields on our average interest-earning assets, net interest earned, net interest margin and interest spread for the periods indicated.

	For the nine-month period ended September 30,		For the year ended December 31,
	2011	2010	2010	2009	2008
	(in Ps billions, except percentages)
Interbank and overnight funds
Domestic
Peso-denominated	1,169.2	1,674.7	1,798.1	695.0	507.4
Foreign currency-denominated	406.4	760.7	665.8	1,129.6	1,174.5
Total Domestic	1,575.6	2,435.4	2,464.0	1,824.6	1,681.9
Foreign	1,023.5	–	92.0	–	–
Total	2,599.1	2,435.4	2,556.0	1,824.6	1,681.9

Investment securities
Domestic
Peso-denominated	15,555.0	15,108.6	15,363.0	11,789.4	9,054.8
Foreign currency-denominated	1,935.4	1,969.0	1,978.5	1,854.4	1,236.9
Total Domestic	17,490.4	17,077.6	17,341.5	13,643.8	10,291.7
Foreign	1,311.0	–	104.3	–	–
Total	18,801.5	17,077.6	17,445.8	13,643.8	10,291.7
Loans and financial leases(1)
Domestic
Peso-denominated	46,675.4	39,350.9	40,237.3	36,688.6	32,903.1
Foreign currency-denominated	3,976.6	2,752.6	2,970.2	2,684.2	2,934.4
Total Domestic	50,652.0	42,103.5	43,207.5	39,372.8	35,837.4
Foreign	9,901.1	–	769.6	–	–
Total	60,553.2	42,103.5	43,977.1	39,372.8	35,837.4
Other interest-earning assets
Domestic
Peso-denominated	–	–	–	–	–
Foreign currency-denominated	–	–	–	–	–
Total Domestic	–	–	–	–	–
Foreign	–	–	–	–	–
Total	–	–	–	–	–
Total average interest-earning assets
Domestic
Peso-denominated	63,399.7	56,134.1	57,398.4	49,173.0	42,465.3
Foreign currency-denominated	6,318.4	5,482.3	5,614.6	5,668.2	5,345.8
Total Domestic	69,718.1	61,616.4	63,013.0	54,841.2	47,811.1
Foreign	12,235.6	–	965.9	–	–
Total	81,953.7	61,616.4	63,978.9	54,841.2	47,811.1
Net interest earned(2)
Domestic
Peso-denominated	3,190.5	3,270.5	4,387.3	4,655.2	3,608.7
Foreign currency-denominated	62.4	80.7	151.5	170.8	106.6
Total Domestic	3,252.9	3,351.2	4,538.8	4,826.0	3,715.3
Foreign	784.9	–	90.0	–	–
Total	4,037.8	3,351.2	4,628.8	4,826.0	3,715.3
Average yield on interest-earning assets
Domestic
Peso-denominated	10.1%	11.0%	10.8%	15.1%	15.8%
Foreign currency-denominated	3.1%	3.3%	4.1%	4.7%	4.9%
Total Domestic	9.5%	10.3%	10.2%	14.0%	14.5%
Foreign	11.2%	–	12.3%	–	–
Total	9.7%	10.3%	10.2%	14.0%	14.5%

	For the nine-month period ended September 30,		For the year ended December 31,
	2011	2010	2010	2009	2008
	(in Ps billions, except percentages)
Net interest margin(3)
Domestic
Peso-denominated	6.7%	7.8%	7.6%	9.5%	8.5%
Foreign currency-denominated	1.3%	2.0%	2.7%	3.0%	2.0%
Total Domestic	6.2%	7.3%	7.2%	8.8%	7.8%
Foreign	8.6%	–	9.3%	–	–
Total	6.6%	7.3%	7.2%	8.8%	7.8%
Interest spread on loans and financial leases(4)
Domestic
Peso-denominated	7.3%	8.3%	8.2%	9.2%	9.2%
Foreign currency-denominated	1.4%	1.1%	1.1%	2.2%	1.6%
Total Domestic	7.0%	7.9%	7.7%	8.8%	8.7%
Foreign	10.6%	–	11.9%	–	–
Total	7.6%	7.9%	7.8%	8.8%	8.7%
Interest spread on total interest-earning assets(5)
Domestic
Peso-denominated	6.1%	7.2%	7.0%	8.6%	7.3%
Foreign currency-denominated	1.6%	1.6%	2.4%	2.5%	1.3%
Total Domestic	5.8%	6.6%	6.6%	8.0%	6.6%
Foreign	8.7%	–	9.6%	–	–
Total	6.2%	6.6%	6.7%	8.0%	6.6%

(1)	Includes an immaterial amount of interest earned on loans rated “C,” “D” and “E.”

(2)
Net interest earned is calculated as interest income less interest paid and includes accrued interest, valuation adjustments and gains (losses) realized on debt and equity securities that are accounted for as “available for sale,” gains (losses) on repurchase transactions (repos), gains (losses) realized on the sale of debt securities, and mark-to-market gains (losses) on trading securities portfolio.

(3)	Net interest margin is calculated as net interest income divided by total average interest-earning assets.

(4)
Interest spread on loans and financial leases is calculated as the difference between the average yield on interest-earning loans and financial leases and the average rate paid on interest-bearing liabilities.

(5)	Interest spread on total interest-earning assets is calculated as the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

Investment portfolio

We acquire and hold fixed income debt and equity securities for liquidity and other strategic purposes, or when required by law. In recent years, credit institutions, including our banking subsidiaries, have been required to hold certain debt securities issued by the Colombian Government or Government-related entities. Central Bank regulations require credit institutions to make investments in agricultural development bonds (Títulos de Desarrollo Agropecuario), or “TDAs,” issued by the Agricultural Sector Financing Fund (Fondo para el Financiamiento del Sector Agropecuario), or “Finagro.” Finagro is a development bank affiliated with the Ministry of Agriculture and finances the production and marketing activities of the agricultural and livestock sector. These securities yield below-market interest rates. The amount of these mandatory investments, which our subsidiaries are still required to hold, is calculated as a percentage of short-term deposits. Another mandatory investment, still on our portfolio but no longer subject to new issuances, is in debt reduction bonds (Títulos de Reducción de Deuda), or “TRDs,” issued by the Colombian Government. Under government discretion, authorities may extend the scope of current regulations or require additional disbursements on current or new types of mandatory investments. See “—Mandatory investments.”

The Superintendency of Finance requires investments to be classified as “trading,” “available for sale” or “held to maturity.” Trading investments are investments acquired primarily to obtain profits from fluctuations in short-term prices and are recorded at market value. The difference between current and previous market value is added to, or subtracted from, the value of the investment and credited or charged to earnings. “Available for sale” investments are those investments that we intend, and are able, to hold for at least one year and they are recorded on the balance sheet at market value with changes to the values of these securities recorded in a separate equity account called “unrealized gains and losses”; when a portion of the gains or losses is realized, such amount is transferred to the statement of income. “Held to maturity” investments are investments acquired and that we intend, and are able, to hold until maturity, and are valued at amortized cost.

In accordance with Chapter 1 of Circular 100 of 1995 issued by the Superintendency of Finance, investments in debt securities are fully reviewed for impairment in June and December and partially reviewed every three months, by considering the related solvency, market, currency exchange rate and country risks. Investments in securities with certain ratings by external rating agencies recognized by the Superintendency of Finance cannot be recorded on our balance sheet for an amount higher than specified percentages of the face value, net of amortizations recorded at the valuation date.

Long-term classification	Maximum face value (%)
BB+, BB, BB-	90
B+, B, B-	70
CCC	50
DD, EE	0

Short-term classification	Maximum face value (%)
3	90
4	50
5 and 6	0

Internal or external debt securities issued or guaranteed by the Republic of Colombia, as well as those issued by the Colombian Central Bank and those issued or guaranteed by FOGAFIN, are not subject to this adjustment.

The following table presents the book value of our investments, net of allowance for investment securities losses, at the dates indicated.

	At September 30,		At December 31,
	2011	2010	2010	2009	2008
	(in Ps billions)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian central government(1)	9,526.8	11,499.9	10,829.8	9,542.2	5,561.0
Securities issued or secured by the Colombian Central Bank 0	–	–	–	–	–
Securities issued or secured by other Colombian government entities	2,428.1	2,108.7	2,222.8	1,937.2	1,727.6
Securities issued or secured by financial entities(2)	564.8	296.3	365.2	374.1	642.9
Other securities(3)	557.0	473.5	778.4	604.6	523.9
Total peso-denominated	13,076.7	14,378.4	14,196.1	12,458.1	8,455.4
Foreign currency-denominated
Securities issued or secured by the Colombian central government(1)	756.4	718.2	798.2	1,069.1	607.5
Securities issued or secured by other Colombian government entities	387.5	198.4	308.0	354.9	131.7
Securities issued or secured by other financial entities(2)	1,011.6	172.3	695.6	132.2	148.0
Securities issued by foreign governments	738.7	378.4	892.3	204.5	263.0
Other securities(3)	269.8	425.8	329.7	473.0	290.4
Total foreign currency-denominated	3,164.0	1,893.1	3,023.7	2,233.6	1,440.7
Total debt securities, net	16,240.7	16,271.5	17,219.8	14,691.7	9,896.1

	At September 30,		At December 31,
	2011	2010	2010	2009	2008
	(in Ps billions)

Equity securities, net	2,778.7	2,058.2	1,955.1	1,895.6	1,531.6
Total investment securities, net	19,019.4	18,329.7	19,174.9	16,587.3	11,427.7

(1)	Includes Colombian central government-issued treasuries (Títulos de Tesorería), or “TESs.”

(2)	Reflects investments made in debt securities issued by private financial entities.

(3)	Reflects investments made in debt securities issued by multilateral institutions and non-financial companies.

At September 30, 2011 and December 31, 2010, 2009 and 2008, we held securities issued by foreign governments and in the principal amounts, as follows.

At	Issuer	Investment amount – book value	Investment amount – book value
		(in Ps billions)	(in U.S.$ thousands)
September 30,
2011
	Brazil	17.2	8,909
	Chile	3.1	1,601
	Costa Rica	284.1	147,288
	El Salvador	13.7	7,100
	Guatemala	177.4	91,974
	Honduras	117.2	60,758
	Mexico	23.1	11,992
	Nicaragua	12.3	6,375
	Panama	74.6	38,674
	United States of America	16.0	3,225
	Total September 30, 2011	738.7	377,896

December 31,
2010
	Brazil	23.9	12,500
	Costa Rica	255.4	133,460
	Mexico	14.1	7,369
	Panama	155.2	81,076
	United States of America	266.8	139,405
	El Salvador	28.2	14,742
	Chile	3.2	1,665
	Guatemala	121.7	63,563
	Nicaragua	2.0	1,041
	Honduras	21.8	11,364
	Total 2010	892.3	466,184

2009
	Brazil	28.6	14,013
	Costa Rica	5.5	2,714
	Mexico	14.3	7,007
	Panama	137.1	67,050
	United States of America	18.9	9,258
	Total 2009	204.5	100,043

At	Issuer	Investment amount – book value	Investment amount – book value
		(in Ps billions)	(in U.S.$ thousands)
2008
	Brazil	13.4	5,983
	Costa Rica	14.0	6,243
	El Salvador	2.1	947
	France	50.4	22,442
	Panama	110.8	49,366
	Spain	42.2	18,792
	United States of America	30.2	13,446
	Total 2008	263.0	117,219

Investment securities portfolio maturity

The following table summarizes the maturities and weighted average nominal yields of our debt investment securities at September 30, 2011 and December 31, 2010.

	At September 30, 2011

	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity more than 10 years		Total
	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)
Debt securities	(in Ps billions, except yields)
Peso-denominated
Securities issued or secured by the Colombian central government	1,357.1	4.7%	5,799.4	5.7%	1,852.5	7.3%	517.8	7.5%	9,526.8	5.9%
Securities issued or secured by the Colombian Central Bank	–	–	–	–	–	–	–	–	–	–
Securities issued or secured by Colombian government entities	2,136.8	2.4%	188.8	4.7%	102.4	8.3%	–	–	2,428.1	2.9%
Securities issued or secured by financial entities	70.8	5.6%	345.7	6.3%	100.9	5.2%	47.4	6.1%	564.8	6.0%
Other securities	13.5	5.8%	26.9	6.9%	452.6	5.9%	63.9	10.6%	557.0	6.5%
Total peso-denominated	3,578.3	3.4%	6,360.8	5.7%	2,508.4	7.0%	629.1	7.7%	13,076.7	5.4%

Foreign currency-denominated
Securities issued or secured by the Colombian central government	87.8	2.9%	559.9	2.3%	108.6	3.3%	–	–	756.4	2.5%
Securities issued or secured by Colombian government entities	133.0	–	130.7	6.9%	123.8	7.0%	–	–	387.5	4.5%
Securities issued or secured by other financial entities	343.0	2.1%	463.8	3.9%	204.8	4.9%	–	–	1,011.6	3.5%
Securities issued by foreign governments	321.9	4.2%	378.4	5.7%	24.9	–	13.5	5.6%	738.7	4.9%
Other securities	25.3	3.0%	161.0	4.9%	83.5	7.4%	–	4.1%	269.8	5.5%

At September 30, 2011
Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity more than 10 years		Total
Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)
(in Ps billions, except yields)

Total foreign currency-denominated	911.0	2.7%	1,693.8	4.1%	545.7	5.2%	13.5	5.6%	3,164.0	3.9%

Total debt securities, net	4,489.3	–	8,054.6	–	3,054.2	–	642.6	–	16,240.7	–

Equity securities, net	–	–	–	–	–	–	–	–	2,778.7	–

Total investment securities, net	–	–	–	–	–	–	–	–	19,019.4	–

(1)
Amounts for debt securities are net of allowances for decline in value, which amounted to Ps 4.6 billion at September 30, 2011. Amounts for equity securities are net of allowances, which amounted to Ps 128.7 billion at September 30, 2011.

(2)	Yield was calculated using the internal rate of return, or “IRR,” at September 30, 2011.

	At December 31, 2010
	Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity more than 10 years		Total
	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)
	(in Ps billions, except yields)
Debt securities
Peso-denominated
Securities issued or secured by the Colombian central government	882.1	3.7%	5,991.3	4.8%	3,588.0	7.0%	368.4	8.1%	10,829.8	5.6%
Securities issued or secured by the Colombian Central Bank	–	–	–	–	–	–	–	–	–	–
Securities issued or secured by Colombian government entities	2,020.5	1.9%	174.2	3.9%	27.5	6.2%	0.5	5.4%	2,222.8	2.1%
Securities issued or secured by financial entities	35.6	3.9%	164.5	5.1%	165.1	4.9%	–	–	365.2	4.9%
Other securities	16.0	4.6%	59.1	6.5%	615.6	5.9%	87.6	7.3%	778.4	6.1%
Total peso-denominated	2,954.3	2.5%	6,389.1	4.8%	4,396.2	6.8%	456.5	7.9%	14,196.1	5.0%

Foreign currency-denominated
Securities issued or secured by the Colombian central government	147.8	1.8%	641.4	2.6%	8.1	4.6%	–	–	797.3	2.5%
Securities issued or secured by Colombian government entities	125.3	0.2%	117.1	6.6%	60.4	6.8%	6.1	8.6%	308.9	4.1%
Securities issued or secured by other financial entities	232.1	1.9%	434.9	3.3%	28.6	5.6%	–	–	695.6	3.0%

At December 31, 2010
Maturity less than 1 year		Maturity between 1 and 5 years		Maturity between 5 and 10 years		Maturity more than 10 years		Total
Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)	Balance(1)	Yield %(2)
(in Ps billions, except yields)

Securities issued by foreign governments	506.0	1.9%	297.7	4.2%	88.6	4.6%	0.1	18.0%	892.3	2.9%
Other securities	15.6	2.7%	144.9	4.2%	169.3	5.7%	–	4.5%	329.7	4.9%
Total foreign currency-denominated	1,026.8	1.7%	1,635.9	3.5%	354.9	5.6%	6.1	8.7%	3,023.7	3.1%

Total debt securities, net	3,981.1		8,025.0		4,751.1		462.7		17,219.8

Equity securities, net									1,955.1

Total investment securities, net									19,174.9

(1)
Amounts for debt securities are net of allowances for decline in value, which amounted to Ps 4.3 billion at December 31, 2010. Amounts for equity securities are net of allowances, which amounted to Ps 330.9 billion at December 31, 2010.

(2)	Yield was calculated using the IRR at December 31, 2010.

At September 30, 2011 and December 31, 2010, we had the following investments in securities of issuers that exceeded 10% of our shareholders’ equity.

	September 30, 2011
	Issuer	Book value	Market value
		(in Ps billions)
Securities issued or secured by the Colombian central government	Ministry of Finance	10,286.3	10,230.8
Securities issued or secured by Colombian government entities	Finagro	2,094.9	2,071.1
Total		12,381.2	12,301.9

	December 31, 2010
	Issuer	Book value	Market value
		(in Ps billions)
Securities issued or secured by the Colombian central government	Ministry of Finance	11,558.8	11,523.0
Securities issued or secured by Colombian government entities	Finagro	1,928.3	1,898.9
Securities issued by other financial entities	Titularizadora Colombiana(1)	793.8	795.6
Total		14,280.9	14,217.5

(1)
Titularizadora Colombiana S.A. is a corporation owned by the International Finance Corporation, or “IFC,” an affiliate of the World Bank, and certain mortgage–lending Colombian banks; it carries out mortgage securitizations.

Loan portfolio

The following table presents our loan portfolio classified into commercial, consumer, microcredit, financial leases and mortgage loans.

	At September 30,		At December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in Ps billions)
Domestic
Commercial
General purpose loans(1)	24,888.9	20,878.0	22,503.6	15,050.8	13,916.2	12,365.3	10,035.2
Loans funded by development banks	1,718.2	1,577.6	1,634.2	1,565.7	1,535.2	1,310.4	1,133.9
Working capital loans	8,016.2	6,559.5	6,611.1	9,232.7	9,741.7	7,131.9	5,566.6
Credit cards	186.8	168.0	161.4	163.4	155.8	128.5	97.2
Overdrafts	273.0	213.3	115.3	126.8	177.2	180.9	160.3
Total commercial	35,083.2	29,396.5	31,025.5	26,139.3	25,526.1	21,117.0	16,993.3

Consumer
Credit cards	1,618.0	1,386.6	1,462.1	1,338.7	1,345.2	1,184.7	800.3
Personal loans	11,348.4	9,372.6	9,697.2	8,438.2	7,343.8	6,118.5	4,761.4
Automobile and vehicle loans	1,647.0	1,448.2	1,493.3	1,425.0	1,482.3	1,350.6	938.4
Overdrafts	68.3	64.7	47.7	51.5	67.6	72.4	61.1
Loans funded by development banks	0.2	–	–	0.4	0.1	–	–
General purpose loans	157.2	145.9	151.2	142.0	131.4	123.7	123.0
Working capital loans	–	–	–	–	–	–	0.8
Total consumer	14,839.0	12,418.1	12,851.5	11,395.8	10,370.2	8,849.8	6,685.0

Microcredit	269.1	254.6	250.1	286.0	274.6	152.4	142.2
Mortgages	809.3	889.1	755.3	865.4	869.0	974.7	1,028.1
Financial leases	4,346.0	3,320.1	3,541.3	3,210.1	3,104.0	2,807.7	2,124.3
Total domestic	55,346.6	46,278.4	48,423.8	41,896.7	40,144.0	33,901.6	26,972.9

Foreign
Commercial
General purpose loans(1)	1,957.2	–	1,945.3	–	–	–	–
Loans funded by development banks	–	–	–	–	–	–	–
Working capital loans	1,306.6	–	1,133.9	–	–	–	–
Credit cards	–	–	–	–	–	–	–
Overdrafts	61.6	–	53.3	–	–	–	–
Total commercial	3,325.4	–	3,132.6	–	–	–	–

Consumer
Credit cards	2,530.3	–	2,466.3	–	–	–	–
Personal loans	638.8	–	545.8	–	–	–	–
Automobile and vehicle loans	814.5	–	726.7	–	–	–	–
Overdrafts	13.6	–	–	–	–	–	–
Loans funded by development banks	–	–	–	–	–	–	–
General purpose loans	–	–	–	–	–	–	–
Working capital loans	–	–	35.0	–	–	–	–
Total consumer	3,997.2	–	3,773.7	–	–	–	–

Microcredit	–	–	–	–	–	–	–
Mortgages	3,310.9	–	3,089.0	–	–	–	–
Financial leases	232.5	–	204.6	–	–	–	–
Total foreign	10,866.0	–	10,199.9	–	–	–	–

Total portfolio	66,212.6	46,278.4	58,623.6	41,896.7	40,144.0	33,901.6	26,972.9
Allowance for loan portfolio	(2,215.5)	(2,038.5)	(2,183.9)	(1,881.1)	(1,625.8)	(1,278.2)	(948.7)
Total portfolio, net	63,997.1	44,239.9	56,439.7	40,015.6	38,518.3	32,623.4	26,024.2

(1)	General purpose commercial loans primarily include short-term loans (créditos de tesorería), trade finance loans, project finance loans and loans for capital expenditures.

We classify our loan portfolio into the following categories:

•	Commercial loans: Commercial loans are granted to companies or individuals to carry out economic activities.

•	Consumer loans: Consumer loans are granted to individuals for the purchase of consumer goods or to pay for non-commercial or non-business services.

•
Microcredit loans: Microcredit loans are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: the maximum amount to be lent is equal to 25 times the minimum wage (salario mínimo mensual legal vigente), or “SMMLV,” without the balance of one single borrower exceeding such amount at any time, and the main source of payment for the corresponding obligation shall be the revenues obtained from the activities of the borrower’s micro-business. The borrower’s outstanding indebtedness may not exceed 120 times the SMMLV.

•
Mortgages: Mortgages are loans granted to individuals for the purchase of new or used housing or to build a home, all in accordance with Law 546 of 1999. These loans include loans that are denominated in UVR or local currency, that are guaranteed by a senior mortgage on the property and that are financed with a total repayment term of five to 30 years.

•
Financial leases: Financial leases are transactions involving the transfer under a lease agreement of property where financing is provided in exchange for rental payments that are paid over a period of time; the lessee has an option to purchase the property at the end of such period.

Maturity and interest rate sensitivity of loans and financial leases

The following table presents the maturities of our loan portfolio at September 30, 2011 and December 31, 2010.

	At September 30, 2011
	Due in one year or less	Due from one to five years	Due after five years	Total
	(in Ps billions)
Domestic currency-denominated
Commercial
General purpose loans	12,189.9	11,576.3	1,070.7	24,836.8
Loans funded by development banks	501.4	921.6	295.2	1,718.2
Working capital loans	7,490.5	448.8	48.0	7,987.3
Credit cards	133.6	52.0	1.2	186.8
Overdrafts	274.7	(1.8)	–	273.0
Total commercial	20,590.2	12,996.9	1,415.1	35,002.2

Consumer
Credit cards	1,226.6	391.4	0.0	1,618.0
Personal loans	3,160.2	7,598.2	589.9	11,348.4
Automobile and vehicle loans	559.8	1,067.2	20.1	1,647.0
Overdrafts	68.3	–	–	68.3
Loans funded by development banks	0.1	0.1	–	0.2
General purpose loans	72.1	85.0	–	157.2
Working capital loans	–	–	–	–
Total consumer	5,087.1	9,142.0	610.0	14,839.0

Microcredit	123.2	145.8	–	269.1
Mortgages	51.7	309.6	448.1	809.3
Financial leases	1,356.2	2,439.6	550.3	4,346.0
Total domestic portfolio	27,208.3	25,033.9	3,023.4	55,265.6

	At September 30, 2011
	Due in one year or less	Due from one to five years	Due after five years	Total
	(in Ps billions)
Foreign currency-denominated
Commercial
General purpose loans	424.4	722.5	862.4	2,009.3
Loans funded by development banks	–	–	–	–
Working capital loans	1,181.2	148.6	5.6	1,335.5
Credit cards	–	–	–	–
Overdrafts	61.6	–	–	61.6
Total commercial	1,667.2	871.1	868.0	3,406.4

Consumer
Credit cards	2,413.1	109.0	8.1	2,530.3
Personal loans	54.2	115.6	469.0	638.8
Automobile and vehicle loans	28.2	496.5	289.8	814.5
Overdrafts	13.6	–	–	13.6
Loans funded by development banks	–	–	–	–
General purpose loans	–	–	–	–
Working capital loans	–	–	–	–
Total consumer	2,509.1	721.1	766.9	3,997.2

Microcredit	–	–	–	–
Mortgages	3.0	65.4	3,242.5	3,310.9
Financial leases	27.2	197.1	8.2	232.5
Total foreign portfolio	4,206.5	1,854.8	4,885.7	10,947.0
Total loan portfolio	31,414.9	26,888.6	7,909.1	66,212.6

	At December 31, 2010
	Due in one year or less	Due from one to five years	Due after five years	Total
	(in Ps billions)
Domestic currency-denominated
Commercial
General purpose loans	9,684.8	10,634.3	2,139.7	22,458.8
Loans funded by development banks	581.6	787.2	265.4	1,634.2
Working capital loans	6,162.8	415.5	2.3	6,580.6
Credit cards	120.7	40.4	0.3	161.4
Overdrafts	115.3	–	–	115.3
Total commercial	16,665.3	11,877.5	2,407.6	30,950.3

Consumer
Credit cards	1,132.4	329.7	–	1,462.1
Personal loans	2,908.7	6,448.8	339.7	9,697.2
Automobile and vehicle loans	495.3	993.7	4.2	1,493.3
Overdrafts	47.7	–	–	47.7
Loans funded by development banks	–	–	–	–
General purpose loans	69.5	81.7	–	151.2
Working capital loans	–	–	–	–
Total consumer	4,653.6	7,853.9	344.0	12,851.5

Microcredit	125.4	124.6	0.1	250.1
Mortgages	100.6	285.6	369.2	755.3
Financial leases	1,180.4	1,943.6	417.3	3,541.3
Total domestic portfolio	22,725.3	22,085.2	3,538.1	48,348.6

	At December 31, 2010
	Due in one year or less	Due from one to five years	Due after five years	Total
Foreign currency-Denominated
Commercial
General purpose loans	492.8	702.9	794.4	1,990.1
Loans funded by development banks	–	–	–	–
Working capital loans	1,044.1	118.9	1.4	1,164.4
Credit cards	–	–	–	–
Overdrafts	53.3	–	–	53.3
Total commercial	1,590.2	821.8	795.8	3,207.8

Consumer
Credit cards	2,466.3	–	–	2,466.3
Personal loans	42.4	74.4	429.0	545.8
Automobile and vehicle loans	35.5	493.5	197.6	726.7
Overdrafts	–	–	–	–
Loans funded by development banks	–	–	–	–
General purpose loans	–	–	–	–
Working capital loans	10.8	23.8	0.3	35.0
Total consumer	2,555.1	591.7	627.0	3,773.7

Microcredit	–	–	–	–
Mortgages	12.4	65.0	3,011.6	3,089.0
Financial leases	29.7	172.0	2.9	204.6
Total foreign portfolio	4,187.3	1,650.5	4,437.2	10,275.1
Total loan portfolio	26,912.6	23,735.7	7,975.4	58,623.6

The following table presents the interest rate sensitivity of our loan portfolio due after one year and within one year or less at September 30, 2011 and December 31, 2010.

	At September 30, 2011	At December 31, 2010
	(in Ps billions)
Loans with terms of one year or less
Variable rate
Domestic
Domestic-denominated	19,140.2	14,438.3
Foreign-denominated	69.3	51.5
Total domestic	19,209.5	14,489.9
Foreign	1,421.8	756.4
Total	20,631.3	15,246.2
Fixed rate
Domestic
Domestic-denominated	8,068.1	8,286.9
Foreign-denominated	1.9	5.8
Total domestic	8,070.1	8,292.7
Foreign	2,713.5	3,373.7
Total	10,783.6	11,666.4
Total loans with terms of one year or less	31,414.9	26,912.6

Loans with terms of more than one year
Variable rate
Domestic-denominated	16,682.8	16,735.7
Foreign-denominated	5.5	17.9
Total domestic	16,688.3	16,753.6
Foreign	3,515.2	2,819.9
Total	20,203.5	19,573.5
Fixed rate
Domestic-denominated	11,374.5	8,887.6
Foreign-denominated	4.3	–
Total domestic	11,378.8	8,887.6
Foreign	3,215.4	3,249.9
Total	14,594.2	12,137.5
Total loans with terms of more than one year	34,797.7	31,711.0
Total loan portfolio	66,212.6	58,623.6

Loan portfolio by economic activity

The following table summarizes our loan portfolio, at the dates indicated, by the principal activity of the borrower using the International Standard Industrial Classification of All Economic Activities. Where we have not assigned a code to a borrower, classification of the relevant loan has been made based on the purpose of the loan as described by the borrower.

	At September 30,
	2011	%	2010	%
	(in Ps billions, except when in percentages)
Agricultural	1,343.4	2.0	1,174.9	2.5
Mining products and oil	2,411.2	3.6	1,393.0	3.0
Food, beverage and tobacco	1,865.5	2.8	1,417.1	3.1
Chemical production	795.8	1.2	1,829.6	4.0
Other industrial and manufacturing products	4,538.0	6.9	3,197.3	6.9
Government	1,965.1	3.0	1,758.0	3.8
Construction	4,166.9	6.3	2,660.8	5.7
Trade and tourism	945.2	1.4	681.7	1.5
Transportation and communications	3,549.2	5.4	2,782.4	6.0
Public services	3,662.3	5.5	1,971.1	4.3
Consumer services	22,428.7	33.9	13,619.6	29.4
Commercial services	12,825.5	19.4	9,089.2	19.6
Other(1)	5,715.9	8.6	4,703.5	10.2
Total loan portfolio	66,212.6	100.0	46,278.4	100.0

	At December 31,
	2010	%	200%		2008	%	2007	%	2006	%
	(in Ps billions, except when in percentages)
Agricultural	1,286.2	2.2	939.0	2.2	993.3	2.5	900.9	2.7	909.4	3.4
Mining products and oil	1,369.7	2.3	710.3	1.7	211.0	0.5	165.7	0.5	288.2	1.1
Food, beverage and tobacco	1,866.1	3.2	1,618.1	3.9	1,780.7	4.4	1,174.8	3.5	837.8	3.1
Chemical production	1,405.0	2.4	1,719.6	4.1	1,499.3	3.7	1,021.9	3.0	878.0	3.3
Other industrial and manufacturing products	4,211.3	7.2	7,070.4	16.9	7,531.9	18.8	5,720.2	16.9	4,795.9	17.8
Government	1,877.2	3.2	1,599.6	3.8	1,398.0	3.5	1,417.2	4.2	1,191.0	4.4
Construction	2,681.6	4.6	2,309.5	5.5	2,048.0	5.1	1,927.5	5.7	1,626.9	6.0
Trade and tourism	698.7	1.2	711.7	1.7	691.4	1.7	481.1	1.4	365.7	1.4
Transportation and communications	2,925.3	5.0	2,520.5	6.0	2,175.1	5.4	1,971.1	5.8	1,609.3	6.0
Public services	3,229.6	5.5	1,681.6	4.0	1,703.0	4.2	1,273.8	3.8	986.4	3.7
Consumer services(1)	18,190.5	31.0	12,210.5	29.1	11,589.9	28.9	9,965.9	29.4	7,120.0	26.4
Commercial services(2)	13,902.4	23.7	8,196.0	19.6	7,901.9	19.7	7,358.5	21.7	6,068.2	22.5
Other(3)	4,980.0	8.5	609.8	1.5	620.6	1.5	522.8	1.5	296.3	1.1
Total domestic loan portfolio	58,623.6	100.0	41,896.7	100.0	40,144.0	100.0	33,901.6	100.0	26,972.9	100.0

(1)	Consumer services include loans to individuals, such as consumer loans (credit cards, vehicle, personal and others) and mortgage loans.

(2)	Commercial services include wholesale trade and retail, consulting and business support services, health and social services, moneylending and other activities.

(3)
In 2010, the Superintendency of Finance implemented the revised International Standard Industrial Classification of All Economic Activities as published by the United Nations in 2008 which updated the loans base by economic activity and also contributed to the increase in loans recorded under “Other” since December 2010.

Credit categories

The following table presents our loan portfolio, for the purpose of credit risk evaluation, categorized in accordance with the regulations of the Superintendency of Finance, in effect at the relevant dates.

	Loan portfolio by type of loan
	At September 30,		At December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in Ps billions)
Domestic
Commercial loans	35,083.2	29,396.5	31,025.5	26,139.3	25,526.1	21,117.0	16,993.3
Consumer loans	14,839.0	12,418.1	12,851.5	11,395.8	10,370.2	8,849.8	6,685.0
Microcredit loans	269.1	254.6	250.1	286.0	274.6	152.4	142.2
Mortgages	809.3	889.1	755.3	865.4	869.0	974.7	1,028.1
Financial leases	4,346.0	3,320.1	3,541.3	3,210.1	3,104.0	2,807.7	2,124.3
Total domestic loan portfolio	55,346.6	46,278.4	48,423.8	41,896.7	40,144.0	33,901.6	26,972.9
Allowance for loans and financial lease losses	(2,017.9)	(2,038.5)	(1,977.6)	(1,881.1)	(1,625.8)	(1,278.2)	(948.7)
Total domestic loan portfolio, net	53,328.7	44,239.9	46,446.2	40,015.6	38,518.3	32,623.4	26,024.2

Foreign
Commercial loans	3,325.4	–	3,132.6	–	–	–	–
Consumer loans	3,997.1	–	3,773.7	–	–	–	–
Microcredit loans	–	–	–	–	–	–	–
Mortgages	3,310.9	–	3,089.0	–	–	–	–
Financial leases	232.5	–	204.6	–	–	–	–
Total foreign loan portfolio	10,866.0	–	10,199.9	–	–	–	–
Allowance for loans and financial lease losses	(197.7)	–	(206.3)	–	–	–	–
Total foreign loan portfolio, net	10,668.4	–	9,993.6	–	–	–	–
Total loan portfolio, net	63,997.1	44,239.9	56,439.7	40,015.6	38,518.3	32,623.4	26,024.2

Risk categories

The Superintendency of Finance prescribes the minimum risk classifications for loans and financial leases. Management assigns loans and financial leases to these classifications on the basis of models developed by management and reviewed by the Superintendency of Finance. These models incorporate both subjective and objective criteria. See note 2(h) to our audited annual consolidated financial statements.

Category A — “Normal risk”: Loans and financial leases in this category are appropriately serviced. The debtor’s financial statements or its projected cash flows, as well as all other credit information available to us, reflect adequate paying capacity.

Category B — “Acceptable risk, above normal”: Loans and financial leases in this category are acceptably serviced and guaranty–protected, but there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor’s paying capacity or its projected cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.

Category C — “Appreciable risk”: Loans and financial leases in this category have debtors with insufficient paying capacity or relate to projects with insufficient cash flow, which may compromise the normal collection of the obligations.

Category D — “Significant risk”: Loans and financial leases in this category have the same deficiencies as loans in category C, but to a larger extent; consequently, the probability of collection is highly doubtful.

Category E — “Risk of non–recoverability”: Loans and financial leases in this category are deemed uncollectible.

The following table presents the breakdown of our loan portfolio by risk classification in effect at September 30 of each year.

	At September 30,
	2011	%	2010	%
	(in Ps billions, except percentages)
Domestic
“A” Normal risk	51,684.7	93.4	42,758.3	92.4
“B” Acceptable risk, above normal	1,894.8	3.4	1,515.7	3.3
“C” Appreciable risk	653.2	1.2	637.0	1.4
“D” Significant risk	777.1	1.4	979.0	2.1
“E” Risk of non-recoverability	336.7	0.6	388.5	0.8
Total domestic loan portfolio	55,346.6	100.0	46,278.4	100.0
Loan portfolio classified as “C,” “D” and “E” as a percentage of total domestic loan portfolio	3.2%	–	4.3	–

	At September 30,
	2011	%	2010	%
Foreign
“A” Normal risk	10,253.8	94.4	–	–
“B” Acceptable risk, above normal	221.4	2.0	–	–
“C” Appreciable risk	222.9	2.1	–	–
“D” Significant risk	86.3	0.8	–	–
“E” Risk of non-recoverability	81.6	0.8	–	–
Total foreign loan portfolio	10,866.0	100.0	–	–
Loan portfolio classified as “C,” “D” and “E” as a percentage of total foreign loan portfolio	3.6%
Total loan portfolio	66,212.6	100.0	46,278.4	100.0
Loan portfolio classified as “C,” “D” and “E” as a percentage of total loan portfolio	3.3%	–	4.3%	–

The following table presents the breakdown of our loan portfolio by risk classification in effect at December 31 of each year.

	At December 31,
Domestic	2010	%	2009	%	2008	%	2007	%	2006	%
	(in Ps billions, except percentages)
“A” Normal risk	44,718.3	92.3	38,054.0	90.8	37,186.0	92.6	31,932.0	94.2	25,277.0	93.7
“B” Acceptable risk, above normal	1,817.1	3.8	1,844.7	4.4	1,340.1	3.3	804.6	2.4	848.4	3.1
“C” Appreciable risk	645.3	1.3	637.1	1.5	522.4	1.3	367.9	1.1	251.3	0.9
“D” Significant risk	894.9	1.8	1,033.7	2.5	800.6	2.0	531.4	1.6	282.9	1.0
“E” Risk of non-recoverability	348.2	0.7	327.1	0.8	295.0	0.7	265.7	0.8	313.3	1.2
Total domestic loan portfolio	48,423.8	100.0	41,896.7	100.0	40,144.0	100.0	33,901.6	100.0	26,972.9	100.0
Loan portfolio classified as “C,” “D” and “E” as a percentage of total loan portfolio	3.9	–	4.8	–	4.0	–	3.4	–	3.1	–

Foreign	(in Ps billions, except percentages)
“A” Normal risk	9,407.9	92.2	–	–	–	–	–	–	–	–
“B” Acceptable risk, above normal	409.1	4.0	–	–	–	–	–	–	–	–
“C” Appreciable risk	219.7	2.2	–	–	–	–	–	–	–	–
“D” Significant risk	110.9	1.1	–	–	–	–	–	–	–	–
“E” Risk of non-recoverability	52.3	0.5	–	–	–	–	–	–	–	–
Total foreign loan portfolio	10,199.9	100.0	–	–	–	–	–	–	–	–
Loan portfolio classified as “C,” “D” and “E” as a percentage of total loan portfolio	3.8
Total loan portfolio	58,623.6	100.0	41,896.7	100.0	40,144.0	100.0	33,901.6	100.0	26,972.9	100.0

Suspension of accruals

The Superintendency of Finance mandates that interest, UVRs, lease payments and other items of income cease to be accrued in the statement of income and begin to be recorded in memorandum accounts until any payment is collected, once a loan or financial lease is in arrears for more than 90 days for commercial loans or financial leases, 60 days for mortgage and consumer loans or financial leases, and 30 days for microcredit loans.

Interest paid on non-accrued loans is recorded as “interest on loans” on our statement of income.

The following table presents the breakdown of our past due loans by type of loan in accordance with the criteria of the Superintendency of Finance in effect at September 30 of each year.

	At September 30,
	2011	%	2010	%
	(in Ps billions, except percentages)
Domestic
Performing past due loans:(1)
Commercial loans past due from 31 days to 90 days	175.0	13.1	159.3	10.7
Consumer loans past due from 31 days to 60 days	161.8	12.1	157.5	10.6
Microcredit loans past due up to 30 days	0.5	0.0	1.8	0.1
Mortgage loans past due from 31 days to 60 days	28.0	2.1	32.0	2.2
Financial leases past due from 31 days to 60/90 days(2)	69.9	5.2	48.4	3.3
Total domestic performing past due loans portfolio	435.2	32.5	399.1	26.9

Non-performing past due loans:
Commercial loans past due more than 90 days	379.1	28.3	485.3	32.8
Consumer loans past due more than 60 days	382.2	28.5	416.4	28.1
Microcredit loans past due more than 30 days	12.8	1.0	18.2	1.2
Mortgage loans past due more than 60 days	48.2	3.6	66.7	4.5
Financial leases past due more than 60/90 days	81.7	6.1	96.2	6.5
Total domestic non-performing past due loan portfolio	904.0	67.5	1,082.8	73.1

Total past due loan portfolio	1,339.1	100.0	1,481.8	100.0

Total non-performing past due loan portfolio	904.0	–	1,082.8	–
Foreclosed assets	178.6	–	151.2	–
Other accounts receivable more than 180 days past due	32.8	–	54.6	–
Total domestic non-performing assets	1,115.3	–	1,288.6	–

Allowance for loan and financial lease losses	2,017.9	–	2,038.5	–
Allowance for estimated losses on foreclosed assets	123.8	–	109.3	–
Allowance for accounts receivable and accrued interest losses	57.1	–	63.2	–

Loans and financial leases at least 31 days past due as a percentage of total loans	2.4%	–	3.2%	–
Allowance for loan and financial lease losses as a percentage of loans at least 31 days past due	150.7%	–	137.6%	–
Allowance for loan and financial lease losses as a percentage of loans classified as “C,” “D” and “E”	114.2%	–	101.7%	–
Percentage of performing loans and financial leases to total loans and financial leases	98.4%	–	97.7%	–
Foreign
Performing past due loans:(1)
Commercial loans past due from 31 days to 90 days	22.1	6.4	–	–
Consumer loans past due from 31 days to 60 days	52.0	15.0	–	–
Microcredit loans past due up to 30 days	0.0	0.0	–	–
Mortgage loans past due from 31 days to 60 days	0.0	0.0	–	–
Financial leases past due from 31 days to 60/90 days(2)	2.1	0.6	–	–
Total foreign performing past due loans portfolio	76.2	22.0	–	–

	At September 30,
	2011	%	2010	%

Non-performing past due loans:
Commercial loans past due more than 90 days	74.6	21.5	–	–
Consumer loans past due more than 60 days	94.9	27.3	–	–
Microcredit loans past due more than 30 days	0.0	0.0	–	–
Mortgage loans past due more than 60 days	100.3	28.9	–	–
Financial leases past due more than 60/90 days	1.0	0.3	–	–
Total foreign non-performing past due loan portfolio	270.8	78.0	–	–

Total past due loan portfolio	347.0	100.0	–	–

Total non-performing past due loan portfolio	270.8	–	–	–
Foreclosed assets	62.5	–	–	–
Other accounts receivable more than 180 days past due	0.0	–	–	–
Total foreign non-performing assets	333.2	–	–	–

Allowance for loan and financial lease losses	197.7	–	–	–
Allowance for estimated losses on foreclosed assets	27.7	–	–	–
Allowance for accounts receivable and accrued interest losses	0.0	–	–	–

Loans and financial leases at least 31 days past due as a percentage of total loans	3.2%	–	–	–
Allowance for loan and financial lease losses as a percentage of loans at least 31 days past due	57.0%	–	–	–
Allowance for loan and financial lease losses as a percentage of loans classified as “C,” “D” and “E”	50.6%	–	–	–
Percentage of performing loans and financial leases to total loans and financial leases	96.8%	–	–	–

(1)
Performing past due loans are loans upon which interest has not been received for the periods indicated; however, we continue to recognize income. Once interest is unpaid on accrual loans for greater than the amount of days specified in the respective line item above, the loan is classified as non-performing.

(2)	Includes commercial and consumer financial leases.

	At December 31,
	2010	%	2009	%	2008	%	2007	%	2006	%
	(in Ps billions, except percentages)
Domestic
Performing past due loans:(1)
Commercial loans past due from 31 days to 90 days	121.2	9.6	143.4	9.5	172.0	11.9	132.8	13.1	68.8	9.9
Consumer loans past due loans from 31 days to 60 days	134.3	10.7	146.2	9.7	176.4	12.3	136.1	13.4	102.8	14.9
Microcredit loans past due up to 30 days	0.6	–	1.7	0.1	2.9	0.2	0.5	0.1	0.3	–
Mortgage loans past due from 31 days to 60 days	29.0	2.3	34.5	2.3	44.1	3.1	47.8	4.7	56.4	8.2
Financial leases past due from 31 days to 60/90 days(2)	40.2	3.2	74.6	4.9	88.4	6.1	67.9	6.7	23.4	3.4
Total domestic performing past due loan portfolio	325.3	25.9	400.5	26.5	483.8	33.6	385.1	38.0	251.7	36.4

At December 31,
2010	%	2009	%	2008	%	2007	%	2006	%
(in Ps billions, except percentages)

Non-performing past due loans:
Commercial loans past due more than 90 days	417.6	33.3	525.7	34.8	374.6	26.0	236.5	23.3	137.6	19.9
Consumer loans past due more than 60 days	368.6	29.3	417.8	27.6	380.5	26.4	242.3	23.9	174.9	25.3
Microcredit loans past due more than 30 days	15.5	1.2	17.3	1.1	12.7	0.9	7.3	0.7	7.5	1.1
Mortgage loans past due more than 60 days	51.2	4.1	67.1	4.4	106.9	7.4	103.5	10.2	105.1	15.2
Financial leases past due more than 60/90 days	77.6	6.2	82.9	5.5	81.4	5.7	38.5	3.8	15.2	2.2
Total domestic non-performing past due loan portfolio	930.4	74.1	1,110.8	73.5	956.0	66.4	628.0	62.0	440.2	63.6

Total domestic past due loan portfolio	1,255.8	100.0	1,511.3	100.0	1,439.8	100.0	1,013.1	100.0	691.9	100.0

Total non-performing past due loan portfolio	930.4	–	1,110.8	–	956.0	–	628.0	–	440.2	–
Foreclosed assets	148.1	–	171.5	–	168.8	–	201.7	–	259.8	–
Other accounts receivable more than 180 days past due	40.8	–	39.8	–	25.6	–	13.3	–	9.4	–
Total domestic non-performing assets	1,119.3	–	1,322.2	–	1,150.4	–	843.1	–	709.3	–

Allowance for loan and financial lease losses	1,977.6	–	1,881.1	–	1,625.8	–	1,278.1	–	948.7	–
Allowance for estimated losses on foreclosed assets	105.8	–	123.5	–	126.2	–	149.1	–	187.9	–
Allowance for accounts receivable and accrued interest losses	55.4	–	69.4	–	47.0	–	30.1	–	20.8	–

Loans and financial leases at least 31 days past due as a percentage of total loans	2.6%	–	3.6%	–	3.6%	–	3.0%	–	2.6%	–
Allowance for loan and financial lease losses as a percentage of loans at least 31 days past due	157.5%	–	124.5%	–	112.9%	–	126.2%	–	137.1%	–
Allowance for loan and financial lease losses as a percentage of loans classified as “C,” “D” and “E”	104.7%	–	94.1%	–	100.5%	–	109.7%	–	111.9%	–
Percentage of performing loans and financial leases to total loans and financial leases	98.1%	–	96.4%	–	97.6%	–	98.1%	–	98.4%	–
Foreign
Performing past due loans:(1)
Commercial loans past due from 31 days to 90 days	8.6	2.7	–	–	–	–	–	–	–	–
Consumer loans past due from 31 days to 60 days	70.8	22.6	–	–	–	–	–	–	–	–
Microcredit loans past due up to 30 days	–	–	–	–	–	–	–	–	–	–

	At December 31,
	2010	%	2009	%	2008	%	2007	%	2006	%
	(in Ps billions, except percentages)
Mortgage loans past due from 31 days to 60 days	38.4	12.2	–	–	–	–	–	–	–	–
Financial leases past due from 31 days to 60/90 days(2)	1.1	0.3	–	–	–	–	–	–	–	–
Total foreign performing past due loan portfolio	118.9	37.9	–	–	–	–	–	–	–	–

Non-performing past due loans:
Commercial loans past due more than 90 days	50.6	16.1	–	–	–	–	–	–	–	–
Consumer loans past due more than 60 days	89.7	28.6	–	–	–	–	–	–	–	–
Microcredit loans past due more than 30 days	–	–	–	–	–	–	–	–	–	–
Mortgage loans past due more than 60 days	54.2	17.3	–	–	–	–	–	–	–	–
Financial leases past due more than 60/90 days	0.5	0.2	–	–	–	–	–	–	–	–
Total non-performing past due loan portfolio	195.0	62.1	–	–	–	–	–	–	–	–

Total foreign past due loan portfolio	313.9	100.0	–	–	–	–	–	–	–	–

Total non-performing past due loan portfolio	195.0	–	–	–	–	–	–	–	–	–
Foreclosed assets	67.4	–	–	–	–	–	–	–	–	–
Other accounts receivable more than 180 days past due	–	–	–	–	–	–	–	–	–	–
Total foreign non-performing assets	262.4	–	–	–	–	–	–	–	–	–

Allowance for loan and financial lease losses	206.3	–	–	–	–	–	–	–	–	–
Allowance for estimated losses on foreclosed assets	24.2	–	–	–	–	–	–	–	–	–
Allowance for accounts receivable and accrued interest losses	–	–	–	–	–	–	–	–	–	–

Loans and financial leases at least 31 days past due as a percentage of total loans	3.1%	–	–	–	–	–	–	–	–	–
Allowance for loan and financial lease losses as a percentage of loans at least 31 days past due	65.7%	–	–	–	–	–	–	–	–	–
Allowance for loan and financial lease losses as a percentage of loans classified as “C,” “D” and “E”	53.9%	–	–	–	–	–	–	–	–	–
Percentage of performing loans and financial leases to total loans and financial leases	98.1%	–	–	–	–	–	–	–	–	–

(1)
Performing past due loans are loans upon which interest has not been received for the periods indicated; however, we continue to recognize income. Once interest is unpaid on accrual loans for greater than the amount of days specified in the respective line item above, the loan is classified as non-performing.

(2)	Includes commercial and consumer financial leases.

The following table presents the breakdown of the non-performing past due loans by type of loan in accordance with the criteria of the Superintendency of Finance for domestic and foreign loans at the periods indicated.

	At September 30,		At December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in Ps billions)
Domestic
Non-performing past due loans:
Commercial loans past due more than 90 days	379.1	485.3	417.6	525.7	374.5	236.3	137.4
Consumer loans past due more than 60 days	382.2	416.4	368.6	417.8	380.5	242.3	174.9
Microcredit loans past due more than 30 days	12.8	18.2	15.5	17.3	12.7	7.3	7.5
Mortgage loans past due more than 60 days	48.2	66.7	51.2	67.1	106.9	103.5	105.1
Financial leases past due more than 60 days	81.7	96.2	77.6	82.9	81.4	38.5	15.2
Total domestic non-performing past due loan portfolio	904.0	1,082.8	930.4	1,110.8	955.8	627.9	440.1

Foreign
Non-performing past due loans:
Commercial loans past due more than 90 days	74.6	–	50.6	–	0.2	0.2	0.1
Consumer loans past due more than 60 days	94.9	–	89.7	–	–	–	–
Microcredit loans past due more than 30 days	–	–	–	–	–	–	–
Mortgage loans past due more than 60 days	100.3	–	54.2	–	–	–	–
Financial leases past due more than 60 / 90 days	1.0	–	0.5	–	–	–	–
Total foreign non-performing past due loan portfolio	270.8	–	195.0	–	0.2	0.2	0.1
Total domestic and foreign non-performing past due loan portfolio	1,174.8	1,082.8	1,125.5	1,110.8	956.0	628.0	440.2

The following tables present our past due loan portfolio by type of loan.

	At September 30,
	2011	%	2010	%
	(in Ps billions, except percentages)

Commercial
General purpose loans	407.2	24.1	417.1	28.1
Loans funded by development banks	37.0	2.2	41.6	2.8
Working capital loans	93.1	5.5	95.1	6.4
Credit cards	14.8	0.9	19.4	1.3
Overdrafts	98.8	5.9	71.4	4.8
Total commercial	650.8	38.6	644.6	43.5

Consumer
Credit cards	213.2	12.6	94.5	6.4
Personal loans	373.7	22.2	381.3	25.7
Automobile and vehicle loans	87.4	5.2	82.6	5.6
Overdrafts	10.6	0.6	8.3	0.6
Loans funded by development banks	0.1	0.0	0.0	0.0
General purpose loans	5.7	0.3	7.2	0.5
Working capital loans	0.0	0.0	0.0	0.0
Total consumer	690.8	41.0	573.9	38.7

Microcredit	13.3	0.8	20.0	1.4
Mortgages	176.4	10.5	98.7	6.7
Financial leases	154.8	9.2	144.6	9.8
Total past due loan portfolio	1,686.1	100.0	1,481.8	100.0

	At December 31,
	2010	%	2009	%	2008	%	2007	%	2006	%
	(in Ps billions, except percentages)

Commercial
General purpose loans	453.7	28.9	492.3	32.6	427.7	29.7	283.2	28.0	162.3	23.5
Loans funded by development banks	42.4	2.7	35.2	2.3	35.7	2.5	28.0	2.8	19.9	2.9
Working capital loans	76.1	4.8	108.9	7.2	50.2	3.5	34.3	3.4	9.5	1.4
Credit cards	15.7	1.0	19.1	1.3	15.0	1.0	10.6	1.0	6.6	1.0
Overdrafts	10.0	0.6	13.7	0.9	18.0	1.3	13.2	1.3	7.9	1.1
Total commercial	597.9	38.1	669.1	44.3	546.6	38.0	369.3	36.4	206.3	29.8

Consumer
Credit cards	219.4	14.0	98.9	6.5	111.0	7.7	70.3	6.9	45.4	6.6
Personal loans	346.3	22.1	355.7	23.5	331.5	23.0	238.2	23.5	193.0	27.9
Automobile and vehicle loans	79.0	5.0	79.1	5.2	77.7	5.4	43.4	4.3	23.1	3.3
Overdrafts	6.9	0.4	11.2	0.7	14.6	1.0	11.0	1.1	6.7	1.0
Loans funded by development banks	–	–	5.9	0.4	4.8	0.3	3.7	0.4	–	–
General purpose loans	5.9	0.4	12.8	0.8	17.1	1.2	11.7	1.2	9.6	1.4
Working capital loans	5.9	0.4	0.4	–	0.2	–	0.1	–	–	–
Total consumer	663.4	42.3	564.0	37.3	556.9	38.7	378.4	37.3	277.7	40.1

Microcredit	16.1	1.0	19.0	1.3	15.5	1.1	7.8	0.8	7.8	1.1
Mortgages	172.8	11.0	101.6	6.7	151.0	10.5	151.3	14.9	161.5	23.3
Financial leases	119.4	7.6	157.6	10.4	169.8	11.8	106.3	10.5	38.6	5.6
Total past due loan portfolio	1,569.7	100.0	1,511.3	100.0	1,439.8	100.0	1,013.1	100.0	691.9	100.0

The following tables present information with respect to our loan portfolio at least 31 days past due based on the nature of the collateral for the loan.

	At September 30,
	2011	%	2010	%
	(in Ps billions, except percentages)
Secured
Past due 31 to 360 days
Commercial	161.3	0.3	207.9	0.5
Consumer	83.0	0.1	54.5	0.1
Microcredit	9.0	0.0	6.1	0.0
Mortgages	150.4	0.2	83.6	0.2
Financial leases	118.0	0.2	110.2	0.2
Total 31 to 360 days	521.7	0.8	462.4	1.0
Total past due more than 360 days	144.2	0.2	113.7	0.3
Total current	21,413.2	33.5	14,194.0	32.1
Total secured loan portfolio	22,079.1	34.5	14,770.1	33.4

Unsecured(1)
Past due 31 to 360 days
Commercial	280.9	0.4	232.0	0.5
Consumer	539.8	0.8	442.7	1.0
Microcredit	3.2	0.0	5.9	0.0
Mortgages	0.0	0.0	0.0	0.0
Financial leases	0.0	0.0	0.0	0.0
Total 31 to 360 days	823.9	1.3	680.6	1.5

At September 30,
2011	%	2010	%
(in Ps billions, except percentages)
Total past due more than 360 days	196.4	0.3	225.2	0.5
Total current	43,113.3	67.4	30,602.5	69.2
Total unsecured loan portfolio	44,133.5	69.0	31,508.3	71.2
Total loan portfolio, gross	66,212.6	103.5	46,278.4	104.6
Allowances	(2,215.5)	(3.5)	(2,038.5)	(4.6)
Total loan portfolio, net	63,997.1	100.0	44,239.9	100.0

	At December 31,
	2010	%	2009	%	2008	%	2007	%	2006	%
	(in Ps billions, except percentages)
Secured
Past due 31 to 360 days
Commercial	165.3	0.3	249.3	0.6	270.0	0.7	148.9	0.5	79.9	0.3
Consumer	100.1	0.2	78.4	0.2	82.3	0.2	47.6	0.1	36.1	0.1
Microcredit	5.4	–	8.8	–	5.5	–	2.3	–	1.8	–
Mortgages	149.7	0.3	83.5	0.2	124.4	0.3	125.4	0.4	133.9	0.5
Financial leases	83.8	0.1	128.0	0.3	144.2	0.4	100.6	0.3	33.3	0.1
Total 31 to 360 days	504.3	0.9	547.9	1.4	626.4	1.6	424.7	1.3	284.9	1.1
Total past due more than 360 days	126.9	0.2	131.1	0.3	115.5	0.3	76.9	0.2	68.5	0.3
Total current	20,383.2	36.1	12,840.7	32.1	12,259.0	31.8	11,145.7	34.2	9,538.0	36.7
Total secured loan portfolio	21,014.4	37.2	13,519.7	33.8	13,000.9	33.8	11,647.3	35.7	9,891.3	38.0

Unsecured(1)
Past due 31 to 360 days
Commercial	231.9	0.4	243.4	0.6	154.4	0.4	148.1	0.5	70.6	0.3
Consumer	512.1	0.9	421.7	1.1	446.8	1.2	305.4	0.9	222.3	0.9
Microcredit	5.3	–	5.2	–	7.9	–	3.5	–	1.8	–
Mortgages	–	–	–	–	–	–	–	–	–	–
Financial leases	–	–	–	–	–	–	–	–	–	–
Total 31 to 360 days	749.2	1.3	670.3	1.7	609.2	1.6	457.0	1.4	294.7	1.1
Total past due more than 360 days	189.2	0.3	162.0	0.4	88.7	0.2	54.5	0.2	43.8	0.2
Total current	36,670.8	65.0	27,544.7	68.8	26,445.2	68.7	21,742.8	66.6	16,743.1	64.3
Total unsecured loan portfolio	37,609.2	66.6	28,377.0	70.9	27,143.2	70.5	22,254.3	68.2	17,081.6	65.6
Total loan portfolio, gross	58,623.6	103.9	41,896.7	104.7	40,144.0	104.2	33,901.6	103.9	26,972.9	103.6
Allowances	(2,183.9)	(3.9)	(1,881.1)	(4.7)	(1,625.8)	(4.2)	(1,278.2)	(3.9)	(948.7)	(3.6)
Total loan portfolio, net	56,439.7	100.0	40,015.6	100.0	38,518.3	100.0	32,623.4	100.0	26,024.2	100.0

(1)	Includes loans with personal guarantees.

Non-accrual, non-performing loans, performing loans, and performing troubled restructured loans

Non-accrual loans

The following tables present loans accounted for on a non-accrual basis classified into domestic and foreign loans, the gross interest income that would have been recorded in the relevant period if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, and the amount of interest income on those loans that was included in net income for that period.

	At and for the nine-month period ended September 30, 2011
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	903.9	179.6	52.4
Foreign	270.8	20.1	0.0
Total non-accrual loan portfolio	1,174.8	199.7	52.4

	At and for the year ended December 31, 2010
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	930.4	171.8	75.5
Foreign	195.0	31.5	–
Total non-accrual loan portfolio	1,125.5	203.3	75.5

Non-performing troubled debt restructured loans

The following tables present our non-performing troubled debt restructured loans classified into domestic and foreign loans, the gross interest income that would have been recorded in the relevant period if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, and the amount of interest income on those loans that was included in net income for that period.

	At and for the nine-month period ended September 30, 2011
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	904.9	67.7	26.4
Foreign	34.8	5.8	0.0
Total non-performing troubled debt restructured loan portfolio	939.6	73.4	26.4

	At and for the year ended December 31, 2010
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	738.1	67.1	49.2
Foreign	54.4	7.5	–
Total non-performing troubled debt restructured loan portfolio	792.4	74.6	49.2

Performing troubled restructured loans

The following tables present our performing troubled debt restructured loan portfolio classified into domestic and foreign loans, the gross interest income that would have been recorded in the period that ended if the loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination and the amount of interest income on those loans that was included in net income for the period.

	At and for the nine-month period ended September 30, 2011
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions
Domestic	617.0	40.3	37.8
Foreign	126.6	25.4	24.8
Total performing troubled debt restructured loan portfolio	743.6	65.7	62.6

	At and for the year ended December 31, 2010
	Amount of loans	Gross interest income	Interest income included in net income for the period
	(in Ps billions)
Domestic	703.6	49.0	50.9
Foreign	182.4	33.8	33.0
Total performing troubled debt restructured loan portfolio	886.0	82.9	83.9

The following tables present a summary of our troubled debt restructuring loan portfolio, classified into domestic and foreign loans, accounted for on an performing basis in accordance with the criteria of the Superintendency of Finance in effect at the end of each period.

	At September 30,
	2011	2010
	(in Ps billions)
Domestic	617.0	704.9
Foreign	126.6	0.0
Total performing troubled debt restructuring loan portfolio(1)	743.6	704.9

	At December 31,
	2010	2009	2008	2007	2006
	(in Ps billions)
Domestic	703.6	660.6	508.0	536.5	689.6
Foreign	182.4	–	–	–	–
Total performing troubled debt restructuring loan portfolio(1)	886.0	660.6	508.0	536.5	689.6

(1)	Restructured loans are loans that have been modified due to an impairment of the conditions of the beneficiary.

Movements in allowances for credit losses

Allowance for loan losses

We record allowance for loan and financial lease losses in accordance with regulations established by the Superintendency of Finance. For further information regarding the regulation and methodologies for the calculation of such allowances, see note 2(i) to our audited annual consolidated financial statements.

The following tables present the changes in the allowance for loan and financial lease losses during the periods indicated.

	Nine-month period ended September 30,		Year ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Domestic	(in Ps billions)
Balance at beginning of period	1,977.6	1,881.1	1,881.1	1,625.8	1,278.2	948.7	624.8
Increase in allowance through business combinations(1)	0.5	–	1.8	–	–	–	222.6
Allowance for financial leasing reclassification	–	–	–	–	–	–	–
Provisions for loan losses	1,319.6	1,504.2	1,927.1	1,855.6	1,600.4	1,318.8	676.6
Charge-offs	(389.1)	(416.7)	(660.1)	(558.2)	(369.8)	(247.1)	(189.7)
Effect of difference in exchange rate	(0.7)	(1.2)	(0.6)	(0.8)	0.7	(0.6)	–
Reclassification – securitization	–	–	(8.4)	(6.9)	0.5	(0.2)	(72.1)
Reversals of provisions	(889.9)	(929.0)	(1,163.4)	(1,034.3)	(884.2)	(741.5)	(313.5)
Balance at end of year (domestic)	2,017.9	2,038.5	1,977.6	1,881.1	1,625.8	1,278.2	948.7

	Nine-month period ended September 30,		Year ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Foreign	(in Ps billions)
Balance at beginning of period	206.3	–	–	–	–	–	–
Increase in allowance through business combinations(1)	–	–	184.4	–	–	–	–
Allowance for financial leasing reclassification	–	–	–	–	–	–	–
Provisions for loan losses	113.1	–	1.0	–	–	–	–
Charge-offs	(129.2)	–	(17.5)	–	–	–	–
Effect of difference in exchange rate	7.4	–	38.7	–	–	–	–
Reclassification – securitization	–	–	–	–	–	–	–
Reversals of provisions	–	–	(0.3)	–	–	–	–
Balance at end of year (foreign)	197.6	–	206.3	–	–	–	–
Balance at end of year total(2)	2,215.5	2,038.5	2,183.9	1,881.1	1,625.8	1,278.2	948.7

(1)	Reflects business acquisitions of BAC Credomatic in 2010.

(2)
The allowance balance for accrued interest receivable, which is not included in this item, amounted to Ps 57.1 billion and Ps 63.2 billion for the nine-month periods ended September 30, 2011 and 2010, and Ps 55.4 billion, Ps 69.4 billion, Ps 47.0 billion, Ps 30.1 billion and Ps 20.8 billion for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, respectively.

Recoveries of charged-off loans are recorded on the statement of income under recovery of charged-off assets and are not included in provisions for loan losses.

The following tables present the allocation of our allowance for loan losses by category of loan and financial lease losses.

	At September 30,		At December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in Ps billions)
Domestic
Commercial	1,133.1	1,152.1	1,138.3	1,062.4	898.9	748.7	443.0
Consumer	705.5	685.7	658.6	653.3	556.5	300.5	172.0
Microcredit	10.4	15.0	13.1	12.4	9.0	5.3	11.0
Mortgages	16.4	21.9	15.6	23.3	29.4	29.2	19.0
Financial leases	142.5	153.2	142.9	117.1	119.8	87.7	33.9
General(1)	10.0	10.4	9.1	12.7	12.2	106.8	269.8
Total domestic	2,017.9	2,038.5	1,977.6	1,881.1	1,625.8	1,278.2	948.7

Foreign
Commercial	53.0	–	77.4	–	–	–	–
Consumer	122.5	–	104.0	–	–	–	–
Microcredit	–	–	–	–	–	–	–
Mortgages	19.5	–	23.5	–	–	–	–
Financial leases	2.5	–	1.4	–	–	–	–
General(1)	–	–	–	–	–	–	–
Total foreign	197.7	–	206.3	–	–	––	–
Total allowance for loan and financial lease losses	2,215.5	2,038.5	2,183.9	1,881.1	1,625.8	1,278.2	948.7

(1)
Our banking subsidiaries adopted the Commercial Reference Model (July 2007) and the Consumer Reference Model (July 2008) issued by the Superintendency of Finance. Notwithstanding the elimination of the general allowance for loan losses dictated by these models, this did not result in a decrease in the total amount of allowances, as allowances for individual loans increased. At September 30, 2011 and December 31, 2010, the general allowance includes an amount equal to 1.0% of gross mortgage and microcredit loans in Colombia and general allowances in other jurisdictions.

The following tables present the allocation of our allowance for loans and financial lease losses by type of loan.

	At September 30,
	2011	%	2010	%
	(in Ps billions, except percentages)
Domestic

Commercial
General purpose loans	902.4	40.7	788.4	38.7
Loans funded by development banks	55.6	2.5	56.5	2.8
Working capital loans	141.4	6.4	159.7	7.8
Credit cards	15.2	0.7	17.8	0.9
Overdrafts	18.5	0.8	129.7	6.4
Total commercial	1,133.1	51.1	1,152.1	56.5

Consumer
Credit cards	91.8	4.1	93.6	4.6
Personal loans	532.2	24.0	315.5	15.5
Automobile and vehicle loans	67.4	3.0	260.9	12.8
Overdrafts	5.5	0.2	6.1	0.3
Loans funded by development banks	–	–	–	–
General purpose loans	8.5	0.4	9.5	0.5
Working capital loans	–	–	–	–

	At September 30,
	2011	%	2010	%
	(in Ps billions, except percentages)
Total consumer	705.5	31.8	685.7	33.6
Microcredit	10.4	0.5	15.0	0.7
Mortgages	16.4	0.7	21.9	7.5
Financial leases	142.5	6.4	153.2	1.1
General	9.9	0.4	10.4	0.5
Total domestic	2,017.9	91.1	2,038.5	100.0

Foreign

Commercial
General purpose loans	43.7	2.0	–	–
Loans funded by development banks	–	–	–	–
Working capital loans	8.3	0.4	–	–
Credit cards	–	–	–	–
Overdrafts	1.0	–	–	–
Total commercial	53.0	2.4	–	–

Consumer
Credit cards	102.3	4.6	–	–
Personal loans	11.3	0.5	–	–
Automobile and vehicle loans	6.8	0.3	–	–
Overdrafts	2.1	0.1	–	–
Loans funded by development banks	–	–	–	–
General purpose loans	–	–	–	–
Working capital loans	–	–	–	–
Total consumer	122.6	5.5	–	–
Microcredit	–	–	–	–
Mortgages	19.5	0.9	–	–
Financial leases	2.5	0.1	–	–
General	–	–	–	–
Total foreign	197.7	8.9	–	–
Total allowance for loan and financial lease losses	2,215.5	100.0	2,038.5	100.0

	At December 31,
	2010	%	2009	%	2008	%	2007	%	2006	%
	(in Ps billions, except percentages)
Domestic
Commercial
General purpose loans	906.2	41.5	783.5	41.7	668.8	41.1	571.6	44.7	364.3	38.4
Loans funded by development banks	57.8	2.6	54.5	2.9	50.9	3.1	42.6	3.3	19.0	2.0
Working capital loans	149.8	6.9	194.2	10.3	155.4	9.6	115.3	9.0	52.5	5.5
Credit cards	16.0	0.7	16.7	0.9	12.7	0.8	9.4	0.7	3.4	0.4
Overdrafts	8.6	0.4	13.4	0.7	11.1	0.7	9.8	0.8	3.8	0.4
Total commercial	1,138.3	52.1	1,062.4	56.5	898.9	55.3	748.7	58.6	443.0	46.7
Consumer
Credit cards	90.7	4.2	93.1	5.0	95.0	5.8	54.6	4.3	28.9	3.1
Personal loans	488.0	22.3	473.3	25.2	378.3	23.3	205.0	16.0	121.9	12.8
Automobile and vehicle loans	65.7	3.0	69.2	3.7	61.2	3.8	28.2	2.2	10.7	1.1
Overdrafts	5.3	0.2	7.4	0.4	8.1	0.5	5.1	0.4	3.6	0.4
Loans funded by development banks	–	–	–	–	–	–	–	–	–	–

	At December 31,
	2010	%	2009	%	2008	%	2007	%	2006	%
	(in Ps billions, except percentages)

General purpose loans	8.9	0.4	10.3	0.5	13.8	0.8	7.6	0.6	6.9	0.7
Working capital loans	–	–	–	–	–	–	–	–	–	–
Total consumer	658.6	30.2	653.3	34.7	556.5	34.2	300.5	23.5	172.0	18.1
Microcredit	13.1	0.6	12.4	0.7	9.0	0.6	5.3	0.4	11.0	1.2
Mortgages	15.6	0.7	23.3	1.2	29.4	1.8	29.2	2.3	19.0	2.0
Financial leases	142.9	6.5	117.1	6.2	119.8	7.4	87.7	6.9	33.9	3.6
General	9.1	0.4	12.7	0.7	12.2	0.7	106.8	8.4	269.8	28.4
Total domestic	1,977.6	90.6	1,881.2	100.0	1,625.8	100.0	1,278.2	100.1	948.7	100.0
Foreign
Commercial
General purpose loans	62.6	2.9	–	–	–	–	–	–	–	–
Loans funded by development banks	–	–	–	–	–	–	–	–	–	–
Working capital loans	9.1	0.4	–	–	–	–	–	–	–	–
Credit cards	–	–	–	–	–	–	–	–	–	–
Overdrafts	5.7	0.3	–	–	–	–	–	–	–	–
Total commercial	77.4	3.5	–	–	–	–	–	–	–	–
Consumer
Credit cards	94.6	4.3	–	–	–	–	–	–	–	–
Personal loans	4.1	0.2	–	–	–	–	–	–	–	–
Automobile and vehicle loans	5.3	0.2	–	–	–	–	–	–	–	–
Overdrafts	–	–	–	–	–	–	–	–	–	–
Loans funded by development banks	–	–	–	–	–	–	–	–	–	–
General purpose loans	–	–	–	–	–	–	–	–	–	–
Working capital loans	–	–	–	–	–	–	–	–	–	–
Total consumer	104.0	4.8	–	–	–	–	–	–	–	–
Microcredit	–	–	–	–	–	–	–	–	–	–
Mortgages	23.5	1.1	–	–	–	–	–	–	–	–
Financial leases	1.4	0.1	–	–	–	–	–	–	–	–
General	–	–	–	–	–	–	–	–	–	–
Total foreign	206.3	9.4	–	–	–	–	–	–	–	–
Total allowance for loan and financial lease losses	2,183.9	100.0	1,881.1	100.0	1,625.8	100.0	1,278.2	100.0	948.7	100.0

Charge-offs

The following table presents the allocation of our charge-offs by type of loan for the nine-month periods ended September 30, 2011 and 2010 and the years ended December 31, 2010, 2009, 2008, 2007 and 2006.

	Nine-month period ended September 30,		Year ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in Ps billions)
Domestic
Commercial and consumer
General purpose loans	109.4	106.5	166.7	130.5	85.2	61.8	51.3
Loans funded by development banks	4.3	5.8	8.8	7.0	5.9	1.8	2.0
Working capital loans	28.0	12.9	34.7	11.2	5.6	2.3	35.2
Credit cards	53.8	58.3	80.3	89.6	63.4	45.6	28.3
Personal loans	139.6	167.9	257.7	232.6	172.8	122.0	66.5
Automobile and vehicle loans	29.4	40.5	50.6	41.8	16.0	4.0	1.1
Overdrafts	5.0	9.3	12.4	9.0	8.7	4.7	4.4
Total commercial and consumer	369.5	401.3	611.2	521.6	357.5	242.4	188.7
Microcredit	8.6	8.7	12.0	6.0	1.9	0.5	–
Mortgages and other	–	3.2	11.4	2.6	2.8	0.9	0.8
Financial leases	10.9	3.5	25.5	28.1	7.6	3.3	0.3
Total domestic	389.1	416.7	660.1	558.2	369.8	247.1	189.7

	Nine-month period ended September 30,		Year ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in Ps billions)
Foreign
Commercial and consumer
General purpose loans	17.6	–	1.8	–	–	–	–
Loans funded by development banks	–	–	–	–	–	–	–
Working capital loans	4.4	–	1.1	–	–	–	–
Credit cards	90.0	–	12.8	–	–	–	–
Personal loans	5.0	–	0.7	–	–	–	–
Automobile and vehicle loans	2.4	–	0.4	–	–	–	–
Overdrafts	3.5	–	–	–	–	–	–
Total commercial and consumer	122.9	–	16.8	–	–	–	–
Microcredit	–	–	–	–	–	–	–
Mortgages and other	6.4	–	0.2	–	–	–	–
Financial leases	(0.2)	–	0.5	–	–	–	–
Total foreign	129.2	–	17.5	–	–	–	–

Total charge-offs	518.2	416.7	677.6	558.2	369.8	247.1	187.9

The ratio of charge-offs to average outstanding loans for the periods indicated was as follows.

	Nine-month period ended September 30,		Year ended December 31,
	2011	2010	2010	2009	2008
	(in percentages)
Annualized Ratio of charge-offs to average outstanding loans	1.1%	1.3%	1.5%	1.4%	1.0%

Loans are subject to charge-offs when all possible collection mechanisms have been exhausted and when they are one hundred percent (100%) provisioned.

Charge-offs do not, however, eliminate the bank’s obligation to continue to engage in collection efforts to accomplish recovery. The recovery of charged-off loans is accounted for in our consolidated statements of income.

The board of directors of each of our banks is the only administrative body with legal authority to approve charge-offs of transactions deemed uncollectable. The recovery of charged-off loans is accounted for as income in our consolidated statement of income.

Potential problem loans

In order to carefully monitor the credit risk associated with clients, we have established a committee that meets monthly to identify potential problem loans, which are then included on a watch list. In general, these are loans issued to clients that could face difficulties in the future repayment of their obligations, but who have had a good payment record with us in the past. These potential difficulties could be related to factors such as a decline in economic activity, financial weakness or any other event that could affect the client’s business. We also monitor the credit risk associated with these clients.

Potential problem loans are primarily those classified as “B” under the Superintendency of Finance’s credit classification and provisioning guidelines. See “Operating and Financial Review and Prospects—Risk management—Credit classification and provisioning.” At September 30, 2011, Ps 2,116.2 billion, or 3.2% of our banking subsidiaries’ loan portfolios were classified as potential problem loans under these guidelines.

Separately, we also monitor loans granted by our banks to a single borrower where we have an aggregate exposure of Ps 2.0 billion.

Cross-border outstanding loans and investments

We do not have any cross-border outstanding loans and investments to a borrower in any country that exceeded 0.75% of our total assets. The following table presents information with respect to our cross-border outstanding loans and investments, at the periods indicated. See “—Loan portfolio” above for a description of cross-border outstandings by type of foreign borrower.

	At September 30,		At December 31,
	2011	2010	2010	2009	2008
	(in Ps billions)
Loans
Commercial
Costa Rica	798.2	1.6	647.7	4.2	4.0
El Salvador	473.3	1.4	436.5	–	–
Guatemala	274.3	4.1	266.8	5.5	2.1
Honduras	875.1	1.3	902.3	–	–
Nicaragua	593.2	–	586.5	–	–
Panamá	341.9	22.5	257.6	19.2	20.4
Consumer
Costa Rica	388.3	–	296.7	–	–
El Salvador	171.5	–	150.7	–	–
Guatemala	67.1	–	58.4	–	–
Honduras	148.2	–	139.2	–	–
Nicaragua	127.7	–	112.8	–	–
Panamá	546.6	–	537.9	–	–
Financial Leases
Costa Rica	181.4	–	154.2	–	–
El Salvador	18.0	–	20.7	–	–
Guatemala	0.3	–	0.3	–	–
Honduras	1.0	–	0.8	–	–
Nicaragua	3.8	–	0.6	–	–
Panamá	28.0	–	28.1	–	–
Mortgages
Costa Rica	1,204.8	–	1,140.9	–	–
El Salvador	529.4	–	526.1	–	–
Guatemala	500.8	–	505.4	–	–
Honduras	456.7	–	430.1	–	–
Nicaragua	168.9	–	165.8	–	–
Panamá	450.3	–	392.5	–	–
Credit Cards
Costa Rica	755.4	–	781.2	–	–
El Salvador	407.9	–	420.1	–	–
Guatemala	346.9	–	331.3	–	–
Honduras	364.8	–	346.7	–	–
Nicaragua	193.9	–	179.2	–	–
Panamá	346.2	–	314.8	–	–
Unearned Income
Costa Rica	–	–	–	–	–
El Salvador	–	–	–	–	–
Guatemala	–	–	–	–	–
Honduras	–	–	–	–	–
Nicaragua	–	–	–	–	–
Panamá	–	–	–	–	–

	At September 30,		At December 31,
	2011	2010	2010	2009	2008
	(in Ps billions)
Total per country
Costa Rica	3,328.1	1.6	3,020.7	4.2	4.0
El Salvador	1,600.1	1.4	1,554.1	–	–
Guatemala	1,189.3	4.1	1,162.2	5.5	2.1
Honduras	1,845.9	1.3	1,819.1	–	–
Nicaragua	1,087.5	–	1,044.9	–	–
Panamá	1,730.3	22.5	1,530.9	19.2	20.4
Investments
Australia	–	–	4.2	–	–
Brazil	34.6	113.3	110.4	154.1	55.2
British Virgin Islands	19.9	7.2	7.5	8.7	10.0
Barbados	–	–	–	–	–
Canada	3.4	112.1	100.4	90.4	1.1
Cayman Islands	9.2	156.6	162.9	152.7	134.5
Chile	2.4	45.4	53.3	18.7	40.5
Costa Rica	95.8	1.9	315.2	5.5	14.0
El Salvador	3.7	–	28.2	–	2.1
France	–	–	–	–	50.4
Germany	1.6	–	21.9	4.1	7.2
Guatemala	47.7	–	121.7	–	–
Honduras	77.7	–	182.5	–	–
Mexico	3.5	17.4	16.0	41.3	35.7
Netherlands	–	–	–	10.5	–
Nicaragua	8.5	–	2.0	–	–
Panama	13.8	115.1	184.2	140.9	117.0
Peru .	5.0	6.8	0.4	–	–
Spain	–	17.8	14.3	13.0	46.1
United Kingdom	3.1	–	11.6	–	0.7
United States of America	104.7	236.0	597.0	38.2	129.7
BAC San Jose Liquid Fund (BAC San Jose Fondo líquido – Riesgo País Mixto)	1.5	–	3.9	–	–
Multilateral – Bank Information Center (Centro de información sobre la banca)	–	–	4.0	–	–
Multilateral – Andean Development Corporation (Corporación Andina de Fomento)	–	53.5	37.7	24.9	32.9
Multilateral – Central American Bank for Economic Integration	7.7	25.8	35.4	6.0	–
Multilateral – Latin America Reserve Fund (Fondo Latinoamericano de Reservas)	–	19.1	–	37.3	–
Total investments	443.6	928.0	2,014.6	745.8	676.9

Deposits

The principal components of our deposits are customer demand (checking and saving accounts) and time deposits. Our retail customers are the principal source of our demand and time deposits. The following table presents the composition of our deposits for the periods indicated.

	At September 30,		At December 31,
	2011	2010	2010	2009	2008
	(in Ps billions)
Domestic
Interest-bearing deposits:
Checking accounts	6,102.5	1,433.0	1,604.5	1,629.3	1,696.3
Time deposits	17,646.4	15,878.3	14,459.4	16,144.2	16,021.3
Savings deposits	24,507.8	23,863.8	23,857.8	21,313.7	18,029.8
Total	48,256.6	41,175.1	39,921.7	39,087.2	35,747.3

Non-interest-bearing deposits:
Checking accounts	5,504.1	8,817.2	11,224.0	9,511.2	8,614.4
Other deposits(1)	546.7	770.2	834.5	750.1	689.1
Total	6.050.8	9,587.4	12,058.5	10,261.3	9,303.5

Total domestic deposits	54,307.4	50,762.5	51,980.2	49,348.5	45,050.8

Foreign
Interest-bearing deposits:
Checking accounts	4,216.6	–	4,586.6	–	–
Time deposits	4,153.7	–	4,155.6	–	–
Savings deposits	2,285.2	–	2,163.4	–	–
Total	10,655.4	–	10,905.7	–	–

Non-interest-bearing deposits:
Checking accounts	712.5	–	637.2	–	–
Other deposits(1)	155.0	–	146.2	–	–
Total	867.5	–	783.4	–	–
Total foreign deposits	11,522.9	–	11,689.1	–	–

Total deposits	65,830.3	50,762.5	63,669.3	49,348.5	45,050.8

(1)	Consists of deposits from correspondent banks, cashier checks and collection services.

The following table presents time deposits, by amount and maturity, at September 30, 2011 and December 31, 2010.

	At September 30, 2011
	Peso-denominated	Foreign currency-denominated	Total
	(in Ps billions)
Domestic
Up to 3 months	3,481.0	1,730.1	5,211.1
From 3 to 6 months	1,887.5	514.3	2,401.8
From 6 to 12 months	2,736.0	416.2	3,152.2
More than 12 months	4,256.5	121.3	4,377.9
Time deposits less than U.S.$100,000(1)	2,320.1	183.3	2,503.4
Total domestic	14,681.1	2,965.3	17,646.4

Foreign(2)	–	4,153.7	4,153.7
Total	14,681.1	7,119.0	21,800.0

	At December 31, 2010
	Peso-denominated	Foreign currency-denominated	Total
	(in Ps billions)
Domestic
Up to 3 months	3,624.8	1,500.7	5,125.5
From 3 to 6 months	2,264.4	338.2	2,602.6
From 6 to 12 months	1,607.6	479.9	2,087.6
More than 12 months	2,095.7	56.8	2,152.5
Time deposits less than U.S.$100,000(1)	2,306.9	184.4	2,491.2
Total domestic	11,899.4	2,559.9	14,459.4

Foreign(2)	–	4,155.6	4,155.6
Total	11,899.4	6,715.6	18,615.0

(1)
U.S.$100,000 is the equivalent to Ps 192.9 million at September 30, 2011 and Ps 191.4 million at December 31, 2010 (translated at the representative market rate of Ps 1,929.01 to U.S.$1.00 at September 30, 2011 and Ps 1,913.98 to U.S.$1.00 at December 31, 2010).

(2)	Represents operations outside of Colombia.

Return on equity and assets

The following table presents certain selected financial ratios for the periods indicated.

	At September 30,		At December 31,
	2011	2010	2010	2009	2008
	(in percentages)
ROAA: Return on average total assets(1)	2.2%	2.5%	2.2%	3.2%	2.4%
ROAE: Return on average shareholders’ equity(2)	19.2%	21.8%	22.2%	29.2%	25.4%
Average shareholders’ equity as a percentage of average total assets	5.1%	5.4%	5.4%	5.9%	4.8%
Period-end shareholders’ equity and non-controlling interest as a percentage of period-end total assets	11.7%	10.8%	9.4%	11.4%	10.1%
Dividend payout ratio(3)	–	–	54.9%	43.5%	55.2%

Source: Company calculations based on Grupo Aval data.

(1)	For methodology used to present ROAA, see note (2) to the table under “Summary—Our company—Financial and operating data.”

(2)	For methodology used to present ROAE, see note (3) to the table under “Summary—Our company—Financial and operating data.”

(3)
Dividend payout ratio (dividends declared per share divided by net income per share). Dividends are declared semi-annually in March and September of each year, and we do not declare dividends quarterly.

Short-term borrowings

The following table presents our short-term borrowings, consisting of interbank and overnight funds, for the periods indicated.

	At September 30,		At December 31,
	2011		2010		2009		2008
	Amount	Nominal rate	Amount	Nominal rate	Amount	Nominal rate	Amount	Nominal rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	4,288.3	–	2,477.4	–	2,753.7	–	794.8	–
Average during period	4,444.6	3.2%	3,955.4	2.5%	2,377.7	4.7%	2,342.1	7.0%
Maximum amount of borrowing at any month-end	5,546.3	–	6,884.8	–	3,619.1	–	3,120.6	–
Interest paid during the period	105.9	–	99.0	__–	111.7	–	165.0	–

Item 10.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited annual consolidated financial statements at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008, and the related notes thereto, our unaudited condensed consolidated financial statements at September 30, 2011 and for the nine-month periods ended September 30, 2011 and 2010 and the related notes thereto, and with the other financial information included herein as well as the information under “Presentation of Financial Information” and “Selected Financial Data.” The preparation of the financial statements required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated because of various factors that affect our business, including, among others, those identified under “Forward-Looking Statements” and “Risk Factors” and other factors discussed herein. Our audited annual consolidated financial statements at December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 and the related notes thereto and our unaudited condensed consolidated financial statements at September 30, 2011 and 2010 and for the nine-month periods ended September 30, 2011 and 2010 and the related notes thereto, are each included herein and have been prepared in accordance with Colombian Banking GAAP.

Overview

Grupo Aval is Colombia’s largest and most profitable banking group; and, through our BAC Credomatic operations, we are also a leading banking group in Central America. We are Colombia’s largest banking group based on total assets, and its most profitable based on ROAE as compared to our principal competitors, in each case at and for the nine months ended September 30, 2011 and the years ended December 31, 2010, 2009 and 2008. Grupo Aval provides a comprehensive range of financial services and products across the Colombian market, ranging from traditional banking services, such as loans and deposits, to pension and severance fund management.

Grupo Aval currently consists of four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), as well as the largest pension and severance fund manager in Colombia (Porvenir) and the largest merchant bank in Colombia (Corficolombiana), each of which we control and consolidate into our results.

We have the largest banking network in Colombia, with 1,245 branches and 2,497 ATMs at June 30, 2011 (the latest date for which branch and ATM information is available for certain of our principal competitors). Customers of any of our banks may access Grupo Aval’s other bank branches to carry out basic banking transactions throughout our Red de Grupo Aval (Grupo Aval network).

Under our multi-brand strategy, each of our banks focuses on particular types of customers, geographic regions and products. Our banks are encouraged to compete among themselves and with other market participants, while remaining subject to group-level oversight and direction. We believe that this strategy has contributed to our strong financial performance and allowed us to provide an integrated service network to our customers. Underlying Grupo Aval’s competitive strengths are group-level policies focused on comprehensive risk management, convergence of technologies and cost controls that we believe promote best practices, realization of synergies and efficiency across our subsidiaries.

Recent developments

On December 19, 2011, Banco de Bogotá completed the Banco de Bogotá Debt Offering. The net proceeds of the Banco de Bogotá Debt Offering were used to make repayments to the Senior Bridge Loan Facility. On December 20, 2011, Banco de Bogotá entered into the Banco de Bogotá Term Loan. The proceeds of the Banco de Bogotá Term Loan were used to repay remaining amounts outstanding under the Senior Bridge Loan Facility and for general corporate purposes.

Principal factors affecting our financial condition and results of operations

Colombian economic conditions. The Colombian economy has expanded in recent years, driven by strong growth in fundamental areas including capital investment, domestic consumption and exports. Colombian GDP grew at a CAGR of 4.6% in the five-year period from 2006 to 2010.

Our operations are currently primarily concentrated in Colombia, such that our results are linked to the country’s economic performance. After peaking at 6.9% in 2007, the pace of economic growth declined in 2008 and 2009, in large part due to the effects of the global economic and financial crisis. Annual GDP grew by 3.5% in 2008 and 1.5% in 2009, while the level of gross capital formation reached a peak of 25.2% of GDP in 2008 and dropped slightly to 24.1% of GDP in 2009. In response to the global economic environment and in order to stimulate growth in Colombia, the Colombian Central Bank loosened its monetary policy by cutting interest rates by 700 basis points between December 2008 and April 2010. Recently, economic activity in the country has been recovering. For example, the economy expanded 5.2% during the three-month period ended June 30, 2011 as compared to the same period in 2010 and expanded 4.3% in 2010 as compared to 2009, coupled with improved consumer confidence levels, strong capital inflows and an improvement in foreign trade. By mid-2011, the Colombian Central Bank raised the forecast for GDP growth for 2011 by 50 basis points to a range of 4.5% to 6.5%, and most recently the forecast range was narrowed to 5.0% to 6.0%.

Labor markets. During the nine-month period ended September 30, 2011, the Colombian unemployment rate decreased to 9.7% at September 30, 2011 as compared to 10.6% at September 30, 2010, according to DANE. The participation rate (i.e., economically active population divided by working age population) grew to 63.9% at September 30, 2011 from 63.3% at September 30, 2010, and the employment rate (i.e., employed population divided by working age population) increased to 57.7% at September 30, 2011 as compared to 56.6% at September 30, 2010. The increase in the employment rate derived primarily from increased employment in the trade, services and manufacturing economic sectors.

Interest rates. Since the implementation of an inflation-targeting regime in 1999, the Colombian Central Bank’s overnight lending rate has been reduced from 26.0% in 1999 to 6.0% at the end of 2005, to 3.0% at the end of 2010, and to 4.5% at September 30, 2011.

Between 2006 and the summer of 2008, the Colombian Central Bank increased the overnight lending rate by 400 basis points to 10% in the face of accelerated growth and a series of perceived supply shortages. The conservative monetary policy of the Colombian Central Bank during this period, which included increases in reserve requirements, contributed to an increase in the fixed-term deposit rate (Depósitos a Término Fijo), or “DTF,” which reached a high of 10.33% in 2008, the first double-digit DTF rate in six years. The DTF is a benchmark interest rate that represents the financial system’s average rate for 90-day term deposits.

A significant portion of Banco de Bogotá’s assets are linked to the DTF; accordingly, changes in the DTF affect our net interest income. The average DTF was 7.96% during 2007, and 9.69% during 2008. With the loosening of monetary policy that began in late 2008, the DTF fell throughout 2009, reaching a low of 4.11% and an average of 6.22% during 2009, and a low of 3.39% and an average of 3.67% during 2010. As the economy recovered and the output gap began to close, the Colombian Central Bank increased its interest rate in the beginning of 2011. It is expected that the DTF will increase moderately, but will remain at historically low levels during most of 2011. The average DTF was 3.91% during the first three quarters of 2011.

Inflation. Lower interest rates and stability in terms of inflation generally lead to increased consumer confidence and increased consumer demand for credit. Colombian Central Bank independence, and the adoption of an inflation-targeting regime and a free-floating currency in 1999, have contributed to declining inflation rates and increased price stability in Colombia. However, an increase in levels of economic activity in Colombia, combined with typical inflationary pressures in an expanding economic cycle, which inflated the price of basic food items, caused inflation to rise in 2007 and 2008, notwithstanding significant efforts by the Colombian Central Bank to control inflation. These efforts included increasing the intervention rate while maintaining reserve requirements, restrictions on foreign indebtedness and, as described above, increases in the overnight lending rate. Inflation rates reached 5.7% in 2007 and 7.7% in 2008, in excess of the Colombian Central Bank’s target rate.

In 2009, declines in commodity prices as a result of the global economic downturn and the slowdown in aggregate demand led to a significant downward adjustment in the inflation rate to 2.0%, the lowest rate in 50 years and well below the Colombian Central Bank’s target band of 4.5%-5.5% for that year. Despite the economic recovery, the inflation rate increased only slightly to 3.2% in 2010. At September 30, 2011, the inflation rate was 3.7%, within the Colombian Central Bank’s target band of 2.0% to 4.0%. The Colombian Central Bank’s preemptive approach with respect to monetary policy has resulted in a decrease in inflation expectations.

Credit volumes. Credit volumes in Colombia have grown since 2005, mainly driven by the above-mentioned factors, including lower inflation rates, decreasing interest rates and consistent economic growth. According to the Superintendency of Finance, year-over-year bank credit volume growth, based on gross loans reported by all credit institutions to the Superintendency of Finance, was 24.1% in 2007 and 18.6% in 2008. However, the sharp slowdown in economic activity due to the global economic and financial crisis resulted in a significant moderation of bank credit volume growth in 2009 to 2.5%. In 2010, the pace of bank credit volume growth picked up gradually, along with a moderate recovery of economic activity and fueled by historic low interest rates. At December 31, 2010, year-over-year bank credit volume growth was 14.6%, while at September 30, 2011 growth was 23.0% (including credit volume growth of five financing companies that merged with commercial banks during the previous 12 months, as well as three financing companies and one cooperative bank that converted to commercial banks during the previous 12 months, as reported by the Superintendency of Finance) and 23.2% when adjusted for securitized mortgage loans data, as reported by Titularizadora Colombiana. We believe that Colombia offers significant opportunities to expand our business due to the country’s strong economic fundamentals and low penetration rates of domestic credit to the private sector as a percentage of GDP for banking and other financial services and products of 43.5% as compared to 57.0% for Brazil, 86.3% for Chile and 24.3% for Perú in 2010 as reported in the 2011 World Bank Development Indicators.

In 2010, Colombia’s bank loans-to-GDP ratio was 29.1%, and at September 30, 2011 that ratio was 31.7%. See “Industry—Colombia—Credit volumes.”

Reserve requirements. The Colombian Central Bank’s reserve requirements significantly affect our results of operations. The raising or lowering of these requirements directly affects our results by increasing or decreasing the funds available for lending.

Colombian banks are required to maintain a determined level of reserves depending on the volume and mix of their deposits. These are reflected in the line item “cash and cash equivalents” on our balance sheet. During 2008, this level of cash reserves, referred to as the general minimum deposit requirement, was first increased by the Colombian Central Bank from 8.3% to 11.5% for checking and saving accounts and from 2.5% to 6.0% for time deposits. Near the end of 2008, it was decreased to 11.0% for checking and saving accounts and 4.5% for time deposits.

In May 2007, as a cautionary measure, the Colombian Central Bank forced banks to maintain, in addition to the general minimum deposit requirement, a marginal minimum deposit requirement of approximately 13% of total deposits that exceeded the level that each bank had at May 7, 2007. This marginal minimum deposit requirement (27% for current accounts, 12.5% for saving accounts and 5% for time deposits) was a temporary measure aimed at decreasing the level of liquidity in the market and was eliminated by the Colombian Central Bank in mid-2008. Reserve requirements have remained stable since late 2008; the Colombian Central Bank, however, has the power to modify these requirements.

Tax policies. Changes in Colombian tax policies can significantly affect our results of operations. According to the Ministry of Finance, the fiscal balance of the consolidated public sector improved from a deficit of 2.9% of GDP in 2001 to a deficit of 0.1% of GDP in 2008. At the Colombian central government level, the deficit fell from 5.1% in 2001 to 2.3% of GDP in 2008. As a result, net debt at the non-financial public sector decreased from 40.5% of GDP at December 31, 2001 to 31.7% of GDP at December 31, 2008. During the same period Central Government debt decreased from 40.4% to 36.2% of GDP. However, given the moderate scope for countercyclical fiscal policy during the downturn of 2009, the deficit of the consolidated public sector expanded to 2.7% of GDP in 2009 and 3.2% of GDP in 2010, and the deficit of the Central Government expanded to 4.1% of GDP in 2009 and 3.8% of GDP in 2010.

The Colombian government expects the final fiscal deficit figures to remain high for 2011, partly due to the relief and reconstruction efforts following the worst floods to hit the country in recent history, but to start falling in 2012. In order to address weaknesses in fiscal accounts, the government enacted several laws to strengthen the fiscal regulatory regime, along with reforms on taxes and oil and mining royalties. The improvement in the fiscal regulatory regime requires expenses to grow in line with revenues and savings from excess oil revenues, with the goal of reducing Central Government public debt to below 30% of GDP by 2020.

In December 2009, the Colombian Government enacted Law No. 1370, creating a tax on equity (Impuesto al Patrimonio), or the “Equity Tax.” The Equity Tax is levied based on net worth as of January 1, 2011, subject to certain adjustments. The tax rate applicable to us and our subsidiaries is 6.0% of our and their net worth. In addition, in December 2010 the government enacted Decree No. 4825, creating a surcharge to the Equity Tax to fund certain costs associated with the natural disasters resulting from severe rainfalls. The surcharge rate applicable to us and our subsidiaries is 1.2%. This tax and the surcharge are payable in eight separate installments through 2014, resulting in an annual average rate of 1.5%. In January 2011, for the application of this tax regulation, Grupo Aval has accrued a consolidated liability of Ps 773.2 billion.

In the future, declines in tax revenues and increasing public debt and administrative expenses may make it difficult for the Central Government to balance the budget and may result in higher levels of taxation, which can significantly affect our results of operations or financial condition.

Central American economic conditions. For the year ended December 31, 2010, Central America posted a combined GDP of U.S.$148 billion, ranking as the eighth-largest economy in Latin America after Brazil (nominal GDP of U.S.$2,090 billion), Mexico (nominal GDP of U.S.$1,039 billion), Argentina (nominal GDP of U.S.$370 billion), Venezuela (nominal GDP of U.S.$291 billion), Colombia (nominal GDP of U.S.$286 billion), Chile (nominal GDP of U.S.$203 billion) and Perú (nominal GDP of U.S.$153 billion).

Because BAC’s operations are currently concentrated in Central America, their results are linked to the region’s economic performance. According to estimates prepared by the IMF, Central America’s GDP is expected to grow at an annual average rate of 4.3% between 2011 and 2013, compared to Colombia’s expected average growth rate of 4.5% during the same period.

During the last several years, countries in the Central American region have increased their efforts to promote fiscal prudence and foreign investment. Countries such as Costa Rica, El Salvador, Guatemala and Nicaragua have signed agreements with the IMF under which their respective governments receive credit, subject to adopting fiscal discipline in their economic policies.

We believe that the Central America region offers a stable market that is expected to further converge toward an integrated economy as a result of the ongoing implementation of free trade agreements. The United States–  Dominican Republic–Central America Free Trade Agreement, or “DR-CAFTA,” gradually eliminates barriers to trade and investment among Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua, the Dominican Republic and the United States. The agreement allows the Central American region to access markets in the United States and establishes common regulatory standards among these countries. DR-CAFTA covers most types of trade and commercial exchange between these countries and the United States.

Critical accounting policies under Colombian Banking GAAP

Our principal accounting policies are described in note 2 to our audited annual consolidated financial statements included herein. The following discussion describes those policies, under Colombian Banking GAAP, that require the most significant management judgments and estimates. These accounting estimates require management to make assumptions about matters that are highly uncertain and affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

In each case, if management had made other estimates, or if changes in these estimates occur from period to period, our results of operations and financial condition could be materially affected. For a discussion of critical accounting policies under U.S. GAAP, see “Critical accounting policies under U.S. GAAP.”

Management bases its estimates and judgments on historical experience and on factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if actual experience differs from our assumptions or our assumptions change.

Judgments or changes in assumptions are submitted to the audit committee of the board of directors and/or to our regulatory authorities and are disclosed in the notes to our consolidated financial statements.

Loan loss allowances and provisions. We perform qualitative and quantitative analysis to assign a risk category to individual assets, under the rules issued by the Superintendency of Finance. The qualitative loan analysis involves an evaluation of specific factors to determine potential deficiencies that may affect the borrower’s payment capacity. For the quantitative evaluation, we first determine whether the loan has become due and then classify the loan according to the number of days past due. The Superintendency of Finance requires our banks to maintain minimum allowance levels for each category of credit risk and each type of loan.

Commercial and consumer loans are provisioned according to models developed by the Superintendency of Finance, which take into consideration the number of days the credits are past due. The allowance for these loans calculated in these models is determined by considering the “expected loss.” The expected loss for these loans is determined by multiplying the exposure to default of the credit by its “probability of default” (likelihood of a borrower defaulting on an obligation within the next 12 months) and its “loss given default” (an estimate of the amount the Bank would expect to lose in the event a borrower defaults). For purposes of calculating “loss given default,” loans collateralized are appraised by independent third parties. These appraisals may differ from the appraisals that would be calculated when the collateral finally would be recorded.

Both the probability of default and the loss given default values are provided by the Superintendency of Finance depending on each category of credit risk and each type of loan. Furthermore, portfolios for which the Superintendency of Finance does not provide a standard model, specifically mortgage and microcredit loans, have a general allowance equal to 1.0% of the gross portfolio value in addition to specific provisions mandated according to the individual loans’ risk category.

We consider the accounting estimates used in this evaluation to be part of our critical accounting policies because: (1) we make qualitative judgments and assumptions regarding the quality of our loan portfolio to determine allowances and provisions; (2) our methods are dependent on the existence and magnitude of certain factors, which do not necessarily indicate future losses; and (3) we apply a discount percentage to each loan (based on its assigned risk category) that may not accurately reflect the future probability of loss.

Contingent liabilities. Contingent liabilities arise from the normal conduct of our business activities and include liabilities for judicial, regulatory and arbitration proceedings, and tax and other claims. We record contingent liabilities, pursuant to Article 52 of Decree 2649 of 1993, to cover certain of our liabilities including those pertaining to damage claims from third parties based on professional responsibility, torts, labor law, breach of contract and others for which the contingency for loss is probable and its value can be reasonably quantified.

Article 52 of Decree 2649 of 1993 establishes that provisions should be recorded to cover estimated liabilities and contingencies of probable losses and to decrease the restated value of assets when necessary, as required in accordance with accounting standards. The provisions must be justifiable, quantifiable and reliable. A contingency is a condition, situation or set of circumstances that exist, which involve questions regarding a potential gain or loss by an economic entity, and which will be resolved when one or more future events occur or fail to occur.

Lawyers and actuaries assist us and our banks in evaluating probabilities and estimating amounts which are recorded and updated at the end of each period.

We consider the estimates used in assessing contingent liabilities to be part of our critical accounting policies because of the high level of judgment that is necessary to assess the probability of their occurrence. Our judgment may not necessarily coincide with the outcome of the proceedings.

Pension plans. Under Decree 2984 of 2009, we are required to bring our non-contributory defined benefit pension plans from an underfunded to a funded status by 2029 according to the actuarial calculation, by crediting liabilities created for this specific purpose. By means of Resolution 1555 of July 30, 2010, the Superintendency of Finance replaced the mortality charts used to prepare the actuarial computation and determined that the effect of this change may be recognized gradually. At September 30, 2011, the underfunded level totaled Ps 326.8 billion (Banco de Bogotá amounted for Ps 127.6 billion and Banco Popular to Ps 199.2 billion). From that year on, the plans must be kept fully funded. Under Grupo Aval’s non-contributory defined benefit pension plan, benefits are based on length of service and level of compensation.

We consider the accounting estimates related to our and our subsidiaries’ pension plans to be part of our critical accounting policies as the amounts contributed to the plans involve certain assumptions and determinations made by our actuaries relating to, among others, adjustments to pensions and salaries, variations to the employee base and the employees’ partners, and discount rates for the pension liability adjustments. Key assumptions include weighted averages of past inflation rates, mortality rates, and average rates of return of certificates of deposit. Most of these parameters are provided by Colombian regulations and governmental institutions.

Recognition and measurement of financial instruments at fair value. Under Colombian Banking GAAP, the fair value of a financial instrument is defined as the estimated amount at which the instrument could be exchanged in a current transaction between willing and independent parties.

Some of our assets are carried at fair value for Colombian Banking GAAP purposes, including equity and debt securities with quotations available or quoted prices for similar assets, aside from our merchant banking investments, derivatives and customers’ acceptances. The majority of our assets reported at fair value are based on quoted market prices, which provide the best indication of fair value, or quoted market prices for similar assets.

For our remaining assets, if quoted market prices or quoted market prices for similar assets are not available, we calculate their fair value by discounting the expected cash flows using market interest rates which take into account the credit quality and duration of the investment or by utilizing internally developed valuation techniques. In particular, management is involved in estimating future cash flows, based on variable terms of the instruments and the inherent credit risk, and in defining the applicable interest rate to discount those cash flows. Our fixed rate investments in this category are insignificant in value; however, we have material equity investments in this category, principally our equity investments through our merchant bank, Corficolombiana.

We consider the determination of fair value for such assets to be part of our critical accounting policies because of the high degree of judgment and assumptions involved in developing and applying valuation methodologies.

Impairment evaluation of investment securities. Securities are classified according to a methodology defined by Grupo Aval’s banking subsidiaries and approved by the Superintendency of Finance. The securities are categorized as “A” except for when there is a risk associated with them, in which case they are rated from “B” to “E.” For securities rated from “B” to “E,” the Superintendency of Finance has established a certain level of provision for each category. Additionally, the Superintendency of Finance in Colombia allows financial institutions to recognize, on a case-by-case-basis and after receiving the appropriate approval by the regulator, cautionary provisions for equity securities on the base of management expectations on future decreases in fair value. Information used by management of our subsidiaries for the assessment consists of possible economic scenarios and expectations. At December 31, 2010, no issuers associated to any of these specific provisions were undergoing financial difficulties.

We consider the determination of the impairment of investments to be part of our critical accounting policies because of the high degree of judgment and assumptions involved in developing and applying valuation methodologies.

Goodwill recognized upon business combinations. We test goodwill recognized upon business combinations for impairment at least annually using a two-step process beginning with an estimation of the fair value of a reporting unit. First, we screen for potential impairment, and, second, we measure the amount of impairment, if any. However, if certain criteria are met, the requirement to test goodwill for impairment annually may be satisfied without a remeasurement of the fair value of a reporting unit. Fair value is determined by management by reference to market value, if available, or by pricing models or with the assistance of a qualified evaluator. The latter two options require management to use estimates and make assumptions, which management consider reasonable and supportable in the existing market environment and commensurate with the risk profile of the valued assets. The valuation models used to determine the fair value of these companies and the intangibles are sensitive to changes in the assumptions. Adverse changes in any of these factors could lead us to record a goodwill or intangible impairment charge.

The Superintendency of Finance requires financial entities to calculate amortization of goodwill using the exponential method. Consistent with Colombian Banking GAAP we also perform impairment tests using the discounted cash flow methodology. The amortization of goodwill shown in our consolidated financial statements is the larger of these two amounts.

We consider goodwill amortization and impairment tests to be part of our critical accounting policies because of the considerable effect assumptions and estimates used in the analysis have on its results.

Recent Colombian Banking GAAP pronouncements

In 2009, the Colombian Superintendency of Finance published External Circular No. 035, titled “Individual allowances for loans losses,” effective April 1, 2010, for the purpose of enhancing risk management. According to the allowance methodology of External Circular No. 035, individual allowances are the sum of two components: contra-cyclical individual allowances (which reflect the possible changes in credit risk of debtors during a period of deteriorating loan quality) and pro-cyclical individual allowances (which reflect the actual credit risk of the debtor).

Since July 15, 2009, and pursuant to Law 1328 of 2009, known as the Financial Reform Law, banking institutions were authorized to perform leasing transactions. Consequently, our banks adopted the specific accounting regulations established by the Superintendency of Finance for this type of operation, which up until then only related to commercial finance companies. Prior to the implementation of Law 1328, our banks’ leasing operations were required to be conducted through subsidiaries.

On July 13, 2009, Law 1314 was signed by the President of Colombia. This law regulates the accounting, reporting and information assurance principles and standards that are generally accepted in Colombia and describes the procedure by which said principles and standards are to be issued by the oversight authorities. This law is generally expected to bring the currently generally accepted accounting principles in Colombia in line with International Financial Reporting Standards; however, changes to current regulations will only become effective, at the earliest, in 2012. Colombian authorities have proposed a schedule intended to determine the steps for implementing IFRS accounting principles in Colombia, which remains subject to comments until March 31, 2012. According to the proposed schedule, Colombian companies would (i) prepare a starting balance sheet as of January 1, 2013, and (ii) prepare financial statements in full compliance with IFRS accounting principles no later than December 31, 2014.

Accounting for derivatives is regulated by External Circular 25 of 2008, Resolution 1420 of 2008 and Circular 66 of 2009 issued by the Superintendency of Finance. Before January 1, 2010, derivatives were recorded as a net asset at fair value, for both, positive or negative values. From January 1, 2010, derivatives with a positive fair value are recorded as an asset, while derivatives with a negative fair value are recorded as a liability.

This change in the accounting for derivatives may affect forward, option, swap and futures contracts entered into by Grupo Aval’s banking subsidiaries.

For recent U.S. GAAP pronouncements, see “–Recent U.S. GAAP pronouncements.”

Results of operations

Sources of income

Grupo Aval generates revenue through several sources. Its main source of income is the net interest income that its banking subsidiaries earn by borrowing funds from customers at certain rates and lending them to customers at higher rates.

The company also derives income from trading activities as follows: (1) interest and dividends from investments in fixed income and equity securities; (2) investment gains from fixed income, equity and derivative positions; and (3) the spread on derivative transactions entered into by the company’s banking subsidiaries to hedge market risk exposure.

In addition, the company earns fee and commission income from the different banking and financial services its banking subsidiaries provide, including fiduciary activities, leasing services, payment and collection services, credit and debit cards, and insurance.

Grupo Aval also earns income from the activities of Porvenir, the largest pension and severance fund manager in Colombia, which derives its revenue mainly from customers’ fee-based contributions for pension management, and Corficolombiana, our merchant bank, which generates revenues mainly from its equity and fixed income portfolios, as well as from gains on merchant banking investments, investment banking fees, and treasury operations. Porvenir and Corficolombiana are controlled by Grupo Aval’s banking subsidiaries.

Due to our acquisition of BAC Credomatic in December 2010, our consolidated results of operations in the nine-month period ended September 30, 2011 are not fully comparable with our results of operations for the corresponding period in 2010. BAC Credomatic operations are consolidated and prepared under Colombian Banking GAAP within Leasing Bogotá Panamá. Prior to the acquisition of BAC Credomatic, Leasing Bogotá Panamá’s operations were immaterial. In December 2010, Leasing Bogotá Panamá entered into a term loan for U.S.$270 million to finance, in part, the BAC Credomatic acquisition.

Results of operations for the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010

The following tables present our consolidated results of operations for the nine-month period ended September 30, 2011 as compared to the nine-month period ended September 30, 2010, broken down among our four banking subsidiaries and adjusted to reflect intercompany eliminations and our contribution as the holding company.

	For the nine-month period ended September 30, 2011
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval and eliminations	Grupo Aval consolidated
	(in Ps billions)
Total interest income	3,180.9	1,157.4	1,030.9	529.3	78.6	5,977.2
Total interest expense	(1,037.9)	(369.1)	(292.4)	(118.3)	(121.6)	(1,939.3)
Net interest income	2,143.0	788.3	738.5	411.0	(43.0)	4,037.8
Total provisions, net	(94.1)	(126.8)	(46.7)	(35.6)	(0.0)	(303.2)
Total fees and other services income, net	1,303.7	160.1	112.3	112.0	(27.2)	1,660.9
Total other operating income	468.0	258.3	46.5	2.8	(161.1)	614.5
Total operating income	3,820.6	1,079.9	850.6	490.2	(231.3)	6,010.0
Total operating expenses	(2,181.4)	(625.2)	(459.2)	(319.0)	(60.7)	(3,645.6)
Net operating income	1,639.2	454.7	391.4	171.2	(292.1)	2,364.4
Total non-operating income (expense), net	71.0	9.6	45.2	2.2	48.0	176.0
Income before income tax expense and non-controlling interest	1,710.1	464.3	436.6	173.3	(244.1)	2,540.3
Income tax expense	(519.1)	(116.9)	(135.1)	(54.1)	(5.8)	(830.9)
Income before non-controlling interest	1,191.1	347.4	301.5	119.3	(249.8)	1,709.4
Non-controlling interest	(415.3)	(1.5)	(3.7)	(0.4)	(404.3)	(825.1)
Net income attributable to shareholders	775.8	345.9	297.8	118.8	(654.1)	884.3

	For the nine-month period ended September 30, 2010
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval and eliminations	Grupo Aval consolidated
	(in Ps billions)
Total interest income	2,238.2	1,066.0	946.2	511.2	0.0	4,761.7
Total interest expense	(651.4)	(354.3)	(242.0)	(107.1)	(55.6)	(1,410.4)
Net interest income	1,586.8	711.8	704.2	404.1	(55.6)	3,351.2
Total provisions, net	(298.5)	(177.5)	(59.9)	(80.2)	(0.0)	(616.2)
Total fees and other services income, net	797.6	139.0	100.7	104.5	(0.6)	1,141.2
Total other operating income	369.5	272.7	36.0	3.2	(157.2)	524.2
Total operating income	2,455.4	946.0	781.0	431.6	(213.5)	4,400.4
Total operating expenses	(1,205.8)	(568.2)	(423.3)	(294.3)	(20.4)	(2,512.0)
Net operating income	1,249.6	377.8	357.6	137.2	(233.8)	1,888.4
Total non-operating income (expense), net	50.4	16.2	49.8	7.5	13.6	137.5
Income before tax expense and non-controlling interest	1,300.0	394.0	407.4	144.8	(220.3)	2,025.9
Income tax expense	(370.2)	(87.7)	(121.9)	(39.1)	(1.9)	(620.8)
Income before non-controlling interest	929.9	306.2	285.5	105.7	(222.2)	1,405.2
Non-controlling interest	(347.1)	(1.7)	(3.0)	(0.3)	(353.0)	(705.1)
Net income attributable to shareholders	582.8	304.5	282.5	105.4	(575.2)	700.1

	Grupo Aval
	Change, September 30, 2011 vs. September 30, 2010
	(in Ps billions)%

Total interest income	1,215.5	25.5
Total interest expense	528.9	37.5
Net interest income	686.6	20.5
Total provisions, net	(313.0)	(50.8)
Total fees and other services income, net	519.8	45.5
Total other operating income	90.2	17.2
Total operating income	1,609.6	36.6
Total operating expenses	1,133.6	45.1
Net operating income	476.0	25.2
Total non-operating income (expense), net	38.4	27.9
Income before income tax expense and non-controlling interest	514.4	25.4
Income tax expense	210.1	33.9
Income before non-controlling interest	304.2	21.7
Non-controlling interest	120.1	17.0
Net income attributable to shareholders	184.1	26.3

“Grupo Aval and eliminations” comprises our unconsolidated results at the holding company level and intercompany consolidation eliminations. The principal components are the following:

•	interest expense, which primarily reflects the cost of the bonds we have issued in the Colombian market at the holding company level;

•	total other operating income, which reflects the elimination of intercompany dividends;

•	total operating expenses, which reflect expenses at the holding company level, net of eliminations of intercompany operating expenses; and

•	non-controlling interest, net of applicable intercompany consolidation eliminations.

For further information, see “Other” and “Eliminations” described in Note 30—iv) Summary of significant differences and required U.S. GAAP disclosures—x) Segments disclosure to our audited consolidated financial statements.

Grupo Aval

Overview

Our net income attributable to shareholders for the nine-month period ended September 30, 2011 increased by 26.3%, or Ps 184.1 billion, to Ps 884.3 billion. The main driver of this increase was the acquisition of BAC Credomatic, which principally grew our net interest income and fee and other service income, which was partially offset by a 7.8% decrease to Ps 645.3 billion in net income from our Colombian operations. Net income before non-controlling interest of our Colombian operations increased by 4.6% to Ps 1,470.3 billion, primarily due to a rise in interest income from loans and financial leases, attributable to the 20.3% growth of our average net loan and financial lease portfolio, and lower net provision expenses, resulting largely from the decrease in Corficolombiana’s provisions for its non-consolidated equity investments and an improvement in our loan portfolio quality. These effects were partially offset by an increase in interest expense and a decrease in interest from investment securities. Our consolidated efficiency ratio (which we calculate as total operating expenses minus depreciation and amortization, divided by total operating income plus net provisions) deteriorated from 46.4% for the nine months ended September 30, 2010 to 53.3% in the nine months ended September 30, 2011, partly due to the higher administrative costs in our Colombian operations related to a one-time increase in the Equity Tax rate and BAC Credomatic’s higher cost structure.

The following discussion describes the principal drivers of our consolidated results of operations for the nine-month period ended September 30, 2011 and 2010. Further detail is provided in the discussions of the results of operations of each of our banking subsidiaries, Porvenir and Corficolombiana.

Net interest income

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Interest income:
Interest on loans	4,705.8	3,373.5	1,332.2	39.5
Interest on investment securities	844.3	1,034.4	(190.1)	(18.4)
Interbank and overnight funds	99.9	83.0	16.8	20.3
Financial leases	327.2	270.7	56.6	20.9
Total interest income	5,977.2	4,761.7	1,215.5	25.5
Interest expense:
Checking accounts	(54.9)	(22.1)	32.8	148.3
Time deposits	(608.3)	(517.9)	90.4	17.5
Saving deposits	(616.9)	(474.8)	142.1	29.9

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Total interest expense on deposits	(1,280.1)	(1,014.8)	265.3	26.1
Borrowings from banks and others	(336.0)	(114.6)	221.4	193.2
Interbank and overnight funds (expenses)	(105.8)	(77.3)	28.5	36.9
Long-term debt (bonds)	(217.5)	(203.8)	13.7	6.7
Total interest expense	(1,939.3)	(1,410.4)	528.9	37.5
Net interest income	4,037.8	3,351.2	686.6	20.5

Our net interest income increased by 20.5% to Ps 4,037.8 billion for the nine-month period ended September 30, 2011. This increase was primarily driven by a Ps 1,388.8 billion increase in interest income on loans and financial leases, partially offset by a Ps 528.9 billion increase in total interest expense and a Ps 190.1 decrease in income from investment securities. BAC Credomatic contributed Ps 784.9 billion in net interest income for the first nine months of 2011, while net interest income for our Colombian operations decreased by 2.9% to Ps 3,252.9 billion, primarily reflecting an increase in total interest expense, partially associated with the financing of the BAC-Credomatic acquisition, and a decrease in interest on investment securities.

Our average interest-earning assets grew at a slower pace than average interest-bearing liabilities, which resulted in the ratio of average interest-earning assets to average interest-bearing liabilities decreasing from 1.20 at September 30, 2010 to 1.11 at September 30, 2011. The decrease in this ratio was mainly driven by the acquisition and financing of BAC Credomatic. BAC Credomatic’s average interest-earning assets to average interest-bearing liabilities ratio was 0.95 at September 30, 2011, while the ratio for our Colombian operations was 1.14 at September 30, 2011 as compared to 1.20 at September 30, 2010. The decline in our ratio reflects a 43.7% growth of our average interest-bearing liabilities from Ps 51,451.6 billion at September 30, 2010 to Ps 73,946.4 billion at September 30, 2011, primarily due to the financing and acquisition of BAC Credomatic, and a 33.0% increase in our average-earning assets from Ps 61,616.4 billion at September 30, 2010 to Ps 81,953.7 billion at September 30, 2011, primarily due to the BAC Credomatic acquisition.

The spread between the yield earned on our interest-earning assets and the interest rate paid on our interest-bearing liabilities decreased by 42 basis points, from 6.6% at September 30, 2010 to 6.2% at September 30, 2011, which was a result of a higher decrease in the yield from our interest-earning assets (58 basis points) than the decrease in the cost paid for our interest-bearing liabilities (16 basis points). The main reason for the decrease in the yield from our interest earning assets was a decline in the yield from our equity investment portfolio due to the fact that for the nine-month period ended September 30, 2010, Corficolombiana realized higher gains from a few of its non-consolidated equity investments than during the same period in 2011. The income from our equity portfolio fell from Ps 366.4 billion for the nine-month period ended September 30, 2010 to Ps 55.5 billion for the nine-month period ended September 30, 2011. During the same period of time the yield on our loans and financial leases decreased by 46 basis points. Ultimately, our net interest margin declined from 7.3% at September 30, 2010 to 6.6% at September 30, 2011.

The primary driver of the increase in net interest income was a Ps 1,388.8 billion, or 38.1%, increase in interest income from loans and financial leases; Ps 974.9 billion of this increase reflects the acquisition of BAC Credomatic. The increase in interest income from loans and financial leases was mainly driven by an increase in average balances and partly offset by a decrease in average yield. The average balance of our loan and financial lease portfolio grew by 43.8% to Ps 60,553.2 billion at September 30, 2011, (BAC Credomatic accounted for 53.7% of this growth, and our Colombian operations accounted for 46.3%). The increase in the average loan and financial lease portfolio (including BAC Credomatic) was responsible for producing a Ps 1,474.6 billion increase in interest income.

The increase in income associated with the growth of the average balance of loans and financial leases was partially offset by a decline in average yields for loan and financial leases from 11.5% at September 30, 2010 to 11.1% at September 30, 2011. The effect of the decrease in the average yield was a Ps 85.7 billion decrease in interest income. For further information, see “Selected statistical data—Average balance sheet.” The yield on our Colombian loans and financial leases decreased from 11.5% at September 30, 2010 to 10.7% at September 30, 2011. Despite a slightly higher average interest rate environment (the average Colombian Central Bank intervention rate rose from 3.20% to 3.87% in the periods under discussion), our yield from loans did not reflect this increase in the nine-month period ended September 30, 2011 because there generally is a lag in the repricing of loans and because of the competitive landscape that prevails in Colombia.

The Ps 528.9 billion increase in total interest expense also offset the increase in interest income from loans and financial leases. This was mainly driven by a 43.7%, or Ps 22,494.8 billion, increase in the average balance of interest-bearing liabilities to Ps 73,946.4 billion, mainly due (1) BAC Credomatic’s acquisition and (2) the funding and the foreign exchange rate risk management associated with this acquisition. In our Colombian operations, the average balance of interest-bearing liabilities increased by 18.7% mainly driven by a Ps 4,898.0 billion increase in the average balance of borrowings from banks and others to Ps 8,768.4 billion (partly due to a portion of the acquisition financing for the BAC purchase), a Ps 1,848.8 billion increase in the average balance of savings deposits to Ps 24,507.9 billion, and a Ps 1,180.8 billion increase in the average balance long-term debt to Ps 5,198.9 billion. The overall increase in the average balance of interest-bearing liabilities was responsible for generating a Ps 474.1 billion increase in interest expense for the nine-month period ended September 30, 2011.

Also contributing to the increase in interest expense was an increase in the average interest rate paid on peso-denominated interest-bearing liabilities, which was consistent with a 22 basis point increase in the average DTF rate for the nine-month period ended September 30, 2011 compared to the one for the nine-month period ended September 30, 2010 (increasing from 3.73% in 2010 to 3.95% in 2011). This was primarily reflected in a 29 basis point increase in the average interest rate paid on saving deposits to 3.1%, a 13 basis point increase in the average interest rate paid on borrowings from banks and others to 4.1% and a 42 basis point increase in the average interest rate paid on interbank and overnight funds to 3.2%.

The Ps 190.1 billion decrease in interest income from investment securities also contributed to offset the increase in interest income from loans and financial leases. Under Colombian Banking GAAP, interest income from investment securities includes accrued interest on debt instruments, valuation adjustments and gains (losses) realized on debt and equity securities that are accounted for as “available for sale,” gains (losses) on repurchase transactions (i.e., repos), gains (losses) realized on the sale of debt securities, and mark-to-market gains (losses) on the trading securities portfolio.

The income yielded by our equity securities portfolio for the nine-month period ended September 30, 2011, which was 6.6% of our income from investment securities for the period as compared to 35.4% for the nine-month period ended September 30, 2010, decreased by Ps 310.9 billion to Ps 55.5 billion from the Ps 366.4 billion yielded in the nine-month period ended September 30, 2010. Income from the equity securities portfolio for Aval was driven by Corficolombiana’s results on its equity portfolio. As further explained in the Corficolombiana September 2011 – September 2010 discussion, this decrease primarily reflected the fact that the income realized by Corficolombiana related to the appreciation of its investments was significantly lower at September 30, 2011 when compared to September 30, 2010.

Our fixed income portfolio yielded Ps 788.8 billion of income in the nine-month period ended September 30, 2011, and accounted for 93.4% of our earnings on investment securities for this period. These fixed income earnings were 18.1%, or Ps 120.8 billion, higher than the fixed income earnings generated in the nine-month period ended September 30, 2010. Our Colombian operations fixed income portfolio income increased by Ps 83.1 billion favored by a decline in the interest rate on the Colombian Treasury Bonds due in 2024, a benchmark for tracking the movement of fixed income rates, which decreased by 31 basis points compared to the average rate for the nine-month period ended September 30, 2010 and closed at 8.08% at September 30, 2011.

Provisions

Our total net provisions decreased by 50.8%, or Ps 313.0 billion, to Ps 303.2 billion for the nine-month period ended September 30, 2011. This decrease was mainly attributable to the Ps 248.3 billion decrease in net provisions for foreclosed assets and other assets to Ps (177.5 billion) (indicating a recovery of Ps 177.5 billion) associated with Corficolombiana’s net provisions for its non-consolidated investments (further explained in the Corficolombiana September 2011 – September 2010 discussion), offset in part by the acquisition of BAC Credomatic.

Our net provisions for loan and financial lease losses decreased by 5.6% or 32.5 billion to Ps 542.8 billion, including BAC Credomatic’s acquisition. For our Colombian operations, provisions for loan and financial lease losses decreased by 25.3%, reflecting the improvement in the quality of our loan and financial lease portfolio, which was consistent with the recovery of the Colombian economy. According to DANE, for the six-month period ended June 30, 2011 Colombia’s real GDP grew 5.2%, as compared to 4.7% for the six-month period ended June 30, 2010.

The largest decrease in net provision for loans and financial leases losses was recorded by Banco AV Villas, where provisions declined by Ps 42.6 billion or 43.3%, and Banco de Occidente, where provisions decreased by Ps 38.5 billion or 21.2%.

Past due loans and financial leases rose by 13.8% to Ps 1,686.1 billion at September 30, 2011; however, this increase was due to the BAC Credomatic acquisition, as our Colombian operations’ past due loans and financial leases decreased by 9.6% to Ps 1,339.1 billion at September 30, 2011. Our delinquency ratio including BAC (calculated as the ratio of loans and financial leases at least 31 days past due to total gross loans and financial leases) improved from 3.2% at September 30, 2010 to 2.5% including BAC (2.4% for our Colombian operations) at September 30, 2011. The decrease in past due loans and financial leases in our Colombian operations was concentrated primarily in commercial loans past due, which decreased by 14.0% to Ps 554.1 billion (with a delinquency ratio declining from 2.2% to 1.6%) and consumer loans past due, which decreased by 5.2% to Ps 544.0 billion (with a delinquency ratio declining from 4.6% to 3.7%). Colombian mortgage past due loans also decreased significantly, declining by 22.9% to Ps 76.1 billion (with a delinquency ratio declining from 11.1% to 9.4%). Incorporating the impact of BAC, our total delinquency ratios for commercial, consumer, and mortgage loans at September 30, 2011 were 1.7%, 3.7%, and 4.3%, respectively. BAC Credomatic’s delinquency ratio at September 30, 2011 was 3.2%.

At the subsidiary level, Banco Popular had the lowest delinquency ratio (2.3% at September 30, 2011, as compared to 3.0% at September 30, 2010), while Banco AV Villas continued to have the highest delinquency ratio (3.9% at September 30, 2011, as compared to 5.2% at September 30, 2010). The delinquency ratio at Banco AV Villas reflects a higher exposure to mortgage and traditional consumer loans. At September 30, 2011, 13.5% of Banco AV Villas’ total gross loans were mortgage loans (compared to 0.2%, 0.0%, and 1.0% for Banco de Bogotá excluding the effect of the BAC Credomatic acquisition, Banco de Occidente, and Banco Popular, respectively) and 43.5% of Banco AV Villas’ total gross loans were consumer loans (compared to 17.7% and 19.2% at Banco de Bogotá excluding the effect of the impact of BAC acquisition and Banco de Occidente, respectively). Banco Popular has a higher proportion of consumer loans, though 97.1% of these loans are payroll loans (compared to an equivalent figure of approximately 40.0% for Banco AV Villas), which have a much higher credit quality than traditional consumer loans. At September 30, 2011, charge-offs increased by 24.4% to Ps 518.2 billion. Ps 389.1 billion correspond to our Colombian operations and Ps 129.2 to BAC Credomatic. Our charge-off to average loan ratio decreased by 17 basis points to 1.12%. In our Colombian operations, our charge-offs decreased by 6.6%, and our charge-off to average loan ratio decreased by 29 basis points to 1.00%. For further information, see “Selected Statistical Data—Movements in allowances for credit losses—Charge-offs.”

The higher level of our net provisions for loan and financial lease losses relative to our charge-offs resulted in the 8.7% growth of our allowance for loan and financial lease losses to Ps 2,215.5 billion at September 30, 2011. The growth of our allowance for loan and financial lease losses was lower than the increase in our past due loans, which resulted in a decrease in our coverage ratio (defined as our allowance for loan and financial lease losses to loans at least 31 days past due) from 137.6% at September 30, 2010 to 131.4% at September 30, 2011. For our Colombian operations, our allowance decreased by 1.0% to Ps 2,017.9 billion and the coverage ratio was 150.7% at September 30, 2011. The lower coverage ratio when incorporating the impact of BAC is due to the fact that BAC contributed more in past due loans than in allowance, given the fact that 30.5% of BAC’s gross loan portfolio is concentrated in mortgage loans (which require less allowance than other types of loans).

Net provisions for accrued interest and other receivables increased by Ps 5.6 billion to 52.4 billion, while the recovery of charged-off assets increased by Ps 37.8 billion to Ps 114.4 billion primarily as a result of higher charge-offs and a more successful recovery effort.

Total fees and other services income

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	964.8	634.4	330.4	52.1
Branch network services	25.3	16.2	9.1	56.3
Credit card merchant fees	230.9	106.5	124.3	116.7
Checking fees	55.0	52.0	3.0	5.8
Warehouse services	128.4	106.6	21.8	20.4
Fiduciary activities	111.1	108.7	2.3	2.2
Pension plan administration	340.1	301.5	38.5	12.8
Other	133.1	66.0	67.1	101.6
Total fees and other services income	1,988.6	1,392.1	596.6	42.9
Fees and other services expenses	(327.7)	(250.9)	76.8	30.6
Total fees and other services income, net	1,660.9	1,141.2	519.8	45.5

Total fees and other services income, net increased by 45.5% to Ps 1,660.9 billion for the nine-month period ended September 30, 2011. Total fees and other services income increased by Ps 596.6 billion to Ps 1,988.6 billion, while fees and other services expenses increased by Ps 76.8 billion to Ps 327.7 billion. The growth in net fee income was generated mainly by the BAC Credomatic’s acquisition which generated Ps 430.9 billion in net fee income. BAC Credomatic accounted for Ps 303.2 billion in income from commissions from banking services, Ps 124.1 billion in income from credit card merchant fees, Ps 40.2 billion in “Other” fee income and Ps 43.5 billion in fees and other services expenses, each for the nine-month period ended September 30, 2011.

In our Colombian operations total fees and other services income, net increased by 7.8% to Ps 1,230.0 billion for the nine-month period ended September 30, 2011. Gross total fees and other services income increased by Ps 122.2 billion to Ps 1,514.2 billion, while fees and other services expenses increased by Ps 33.3 billion to Ps 284.2 billion over these periods.

The Ps 88.9 billion increase in net fee and other service income for our Colombian operations was primarily driven by a Ps 31.6 billion increase in pension plan administration to Ps 333.2 billion for the nine-month period ended September 30, 2011 due to higher fee income generated by Porvenir. Also contributing to this increase was the Ps 27.2 billion, or 4.3%, increase in commissions from banking services, which was consistent with the 7.3% growth in average deposits between September 30, 2010 and September 30, 2011. Furthermore, the Ps 21.8 billion increase in warehouse services (Almaviva, a consolidated subsidiary of Banco de Bogotá, accounted for Ps 17.6 billion) also contributed to the increase in total fees and other services income.

Other operating income

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	149.8	(43.2)	192.9	446.9
Gains on derivative operations, net	(33.1)	145.1	(178.2)	(122.8)
Gains on sales of investments in equity securities, net	18.0	24.1	(6.1)	(25.3)
Income from non-financial sector, net(1)	211.1	204.0	7.1	3.5
Dividend income	82.1	45.4	36.7	80.8
Other	186.6	148.7	37.9	25.5
Total other operating income	614.5	524.2	90.2	17.2

(1)
Income from non-financial sector reflects the operating results of Corficolombiana ( Banco de Bogotá’s subsidiary) in its consolidated investments in companies not related to the financial sector such as Estudios Proyectos e Inversiones de los Andes S.A., or “Epiandes,” Hoteles Estelar S.A., or “Hoteles Estelar,” and Organización Pajonales S.A., or “Organización Pajonales,” among others. This result is net of the following operating and administrative expenses in the nine-month period ended September 30, 2011 and 2010: Ps 602.7 billion and Ps 581.8 billion, respectively. For a description of these investments, see “Information on the Company—Corficolombiana—Equity investment portfolio.”

Total other operating income increased by 17.2% to Ps 614.5 billion for the nine-month period ended September 30, 2011. BAC Credomatic accounted for 70.8% of this increase and our Colombian operations accounted for 29.2%. The increase (including BAC-Credomatic) was primarily due to a Ps 36.7 billion increase in dividend income, a Ps 37.9 increase in “Other” income and a Ps 14.7 billion increase in net foreign exchange and derivative operations.

The dividend income increased by 80.8% or Ps 36.7 billion in the nine-month period ended September 30, 2011 as compared to the prior period. This increase principally reflects dividend income of Corficolombiana’s unconsolidated investments and a change in the accounting convention, which required that income from Corficolombiana’s investment in Promigas E.S.P., or “Promigas” be recorded under the “dividend income” line-item rather than in the “income from investment securities” line item (see Corficolombiana September 2011 – September 2010 discussion for further information).

The increase in net foreign exchange and derivative operations was mainly due to a Ps 192.9 billion increase in net foreign exchange gains, as a result of the volatility of the Colombian peso – U.S. dollar exchange rate (see “Exchange rates”). This was partially offset by the Ps 178.2 billion decrease in gains on derivative operations (primarily forward contracts in foreign currency). In the ordinary course of business, we enter into forward contracts and other derivative transactions in foreign currency through our treasury departments almost entirely for hedging purposes and on behalf of clients.

Operating expenses

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Salaries and employee benefits	(1,315.0)	(915.6)	399.5	43.6
Bonus plan payments	(84.8)	(33.1)	51.7	156.4
Termination payments	(19.4)	(6.6)	12.8	194.1
Administrative and other expenses	(1,811.2)	(1,275.5)	535.7	42.0
Deposit security, net	(119.7)	(95.9)	23.8	24.9
Charitable and other donation expenses	(16.3)	(3.1)	13.2	426.1
Depreciation	(205.7)	(157.2)	48.5	30.8
Goodwill amortization	(73.4)	(25.1)	48.3	192.9
Total operating expenses	(3,645.6)	(2,512.0)	1,133.6	45.1

Total operating expenses for the nine-month period ended September 30, 2011 increased by 45.1%, or Ps 1,133.6 billion, to Ps 3,645.6. BAC Credomatic accounted for 73.2%, or 829.2 billion, of this increase.

In our Colombian operations, total operating expenses increased by 12.1%, or Ps 304.4 billion, primarily due to a 14.6% rise in administrative and other expenses to Ps 1,461.2 billion and a 7.6% increase in salaries and employee benefits to Ps 984.8 billion.

The increase in administrative and other expenses in our Colombian operations was mainly driven by the increase in Equity Tax paid by Grupo Aval and its subsidiaries. The Equity Tax is levied based on net worth as of January 1, 2011, subject to certain adjustments as compared to the Equity Tax paid during 2010, which was calculated based on net worth at December 31, 2006. The tax rate applicable to Grupo Aval and its subsidiaries is 4.8% of their net worth. In addition, in December 2010 the government enacted Decree No. 4825, creating an additional surcharge to the Equity Tax to fund certain costs associated with the natural disasters resulting from severe rainfalls. The surcharge rate applicable to Grupo Aval and its subsidiaries is 1.2%., resulting in an aggregate rate of 6.0% of net worth. This tax and the surcharge is payable in eight separate installments commencing on May 2011 through 2014, resulting in an annual average rate of 1.5%. On a consolidated basis, Grupo Aval accrued a liability of Ps 773.2 billion as of January 1, 2011 for the application of these taxes. (See “—Principal factors affecting our financial condition and results of operations—Tax policies.”).

Colombian salaries customarily are increased on a yearly basis using the previous year’s Consumer Price Index (CPI), which was 3.2% in 2010, as a benchmark. Total Colombian headcount increased by 4.3% from 37,650 at September 30, 2010 to 39,270 at September 30, 2011, on a per capita basis salary and employee benefits increased by 3.1%.

Because our total operating expenses before depreciation and amortization grew at 44.5%, while our operating income before provisions increased by 25.8% (both including BAC Credomatic), our efficiency ratio deteriorated at September 30, 2011 compared to September 30, 2010 from 46.4% to 53.3% at September 30, 2011. BAC Credomatic’s efficiency ratio at September 30, 2011 was 58.0%, and the efficiency ratio in our Colombian operations at September 30, 2011 was 52.1%.

Non-operating income (expense)

Total net non-operating income (expense) for September 2011 was Ps 176.0 billion, which represents a Ps 38.4 billion increase from total net non-operating income of Ps 137.5 billion for the nine-month period ended September 30, 2010. This increase was primarily due to a one-time income caused by the difference between the conversion price of Banco de Bogota’s BOCEAS and the intrinsic value of Banco de Bogotá’s shares in Grupo Aval’s financial statements, which was responsible for generating Ps 43.0 billion of income.

Income tax expense

Income before income tax expense and non-controlling interest, including BAC Credomatic, increased 25.4% from Ps 2,025.9 billion for the nine-month period ended September 30, 2010 to Ps 2,540.3 billion for the nine-month period ended September 30, 2011. Our income tax expense increased by 33.9% to Ps 830.9 billion for the nine-month period ended September 30, 2011. Accordingly, our effective tax rate increased from 30.6% for the nine-month period ended September 30, 2010 to 32.7% for the nine-month period ended September 30, 2011. A factor that increased the effective tax rate was the non-deductible Equity Tax, which is an expense recorded under administrative costs.

Non-controlling interest

Income before non-controlling interest increased by 21.7% from Ps 1,405.2 billion for the nine-month period ended September 30, 2010 to Ps 1,709.4 billion in for the same period in 2011, and our non-controlling interest increased by 17.0% to Ps 825.1 billion for the nine-month period ended September 30, 2011. Factors such as the acquisition of BAC and the increase of Grupo Aval’s ownership in Banco Popular were responsible for decreasing the ratio of our non-controlling interest over income before non-controlling interest from 50.2% to 48.3% between September 30, 2010 and September 30, 2011.

Results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009

The following tables present our consolidated results of operations for the year ended December 31, 2010 as compared to the year ended December 31, 2009, broken down among our four banking subsidiaries and adjusted to reflect intercompany eliminations and our contribution as the holding company.

	For the year ended December 31, 2010
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval and eliminations(1)	Grupo Aval consolidated
	(in Ps billions)
Total interest income	3,345.6	1,403.9	1,276.2	683.1	(166.2)	6,542.6
Total interest expense	(902.1)	(457.2)	(325.3)	(142.8)	(86.4)	(1,913.8)
Net interest income	2,443.5	946.7	950.9	540.3	(252.6)	4,628.8
Total provisions, net	(610.6)	(192.3)	(101.6)	(122.4)	(0.0)	(1,026.9)
Total fees and other services income, net	1,155.1	186.6	136.1	140.5	(0.6)	1,617.7
Total other operating income	582.4	316.7	42.0	9.7	(165.3)	785.5
Total operating income	3,570.3	1,257.6	1,027.5	568.1	(418.5)	6,005.1
Total operating expenses	(1,757.9)	(764.4)	(558.3)	(389.8)	(49.5)	(3,520.0)
Net operating income	1,812.4	493.2	469.2	178.4	(468.0)	2,485.1
Total non-operating income (expense), net	96.0	21.4	53.0	16.2	(9.6)	176.9
Income before income tax expense and non-controlling interest	1,908.3	514.6	522.2	194.5	(477.6)	2,662.1
Income tax expense	(510.0)	(126.2)	(156.8)	(49.9)	11.8	(831.0)
Income before non-controlling interest	1,398.3	388.4	365.4	144.7	(465.8)	1,831.1
Non-controlling interest	(483.4)	(2.0)	(3.8)	(0.4)	(384.7)	(874.2)
Net income attributable to shareholders	914.9	386.4	361.6	144.3	(850.4)	956.9

	For the year ended December 31, 2009
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval and eliminations(1)	Grupo Aval consolidated
	(in Ps billions)
Total interest income	3,614.1	1,821.7	1,453.1	789.1	2.1	7,680.0
Total interest expense	(1,297.1)	(732.0)	(514.2)	(217.0)	(93.7)	(2,854.0)
Net interest income	2,317.0	1,089.7	938.8	572.1	(91.6)	4,826.0
Total provisions, net	(347.8)	(257.3)	(94.5)	(188.0)	(0.0)	(887.6)
Total fees and other services income, net	1,075.6	216.6	143.2	143.3	4.7	1,583.5
Total other operating income	492.1	282.0	29.4	4.3	(123.6)	684.1
Total operating income	3,536.9	1,331.0	1,017.0	531.6	(210.5)	6,205.9
Total operating expenses	(1,585.3)	(764.7)	(536.5)	(377.8)	(28.1)	(3,292.4)
Net operating income	1,951.6	566.2	480.4	153.9	(238.6)	2,913.5
Total non-operating income (expense), net	78.0	12.8	(42.3)	12.6	6.6	67.7
Income before tax expense and non-controlling interest	2,029.6	579.0	438.1	166.5	(232.0)	2,981.2
Income tax expense	(522.7)	(152.0)	(132.5)	(55.4)	(1.7)	(864.3)

	For the year ended December 31, 2009
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval and eliminations(1)	Grupo Aval consolidated
	(in Ps billions)
Income before non-controlling interest	1,506.9	427.0	305.6	111.1	(233.7)	2,116.9
Non-controlling interest	(551.1)	(44.9)	(2.1)	(0.4)	(453.1)	(1,051.5)
Net income attributable to shareholders	955.8	382.1	303.6	110.7	(686.8)	1,065.4

(1)
Reflects the total of “Other” and “Eliminations” described in Note 30—iv) Summary of significant differences and required U.S. GAAP disclosures—x) Segments disclosure to our audited consolidated financial statements.

	Grupo Aval
	Change, 2010 vs. 2009
	(in Ps billions)%

Total interest income	(1,137.4)	(14.8)%
Total interest expense	(940.2)	(32.9)%
Net interest income	(197.2)	(4.1)%
Total provisions, net	139.3	15.7%
Total fees and other services income, net	34.2	2.2%
Total other operating income	101.5	14.8%
Total operating income	(200.8)	(3.2)%
Total operating expenses	227.6	6.9%
Net operating income	(428.4)	(14.7)%
Total non-operating income (expense), net	109.3	161.5%
Income before income tax expense and non-controlling interest	(319.1)	(10.7)%
Income tax expense	(33.3)	(3.9)%
Income before non-controlling interest	(285.8)	(13.5)%
Non-controlling interest	(177.3)	(16.9)%
Net income attributable to shareholders	(108.5)	(10.2)%

Grupo Aval

Overview

Our net income attributable to our shareholders in 2010 decreased by 10.2%, or Ps 108.5 billion, to Ps 956.9 billion. The primary driver of this decrease in net income was the decline in total interest income, due to the overall declining interest rate environment in Colombia, which was only partially offset by a decrease in total interest expense. Despite the improvement in credit quality, our total provisions increased as a result of the Ps 298.0 billion increase in net provisions for foreclosed assets and other assets, which was principally due to provisions established by Corficolombiana associated with the realization of income from several of its equity security investments. The slight 6.9% increase in operating expense, due principally to higher administrative and other expenses and salaries and employee benefits, was consistent with the organic growth of the business and reflects BAC Credomatic’s December 2010 expenses. As a result of these factors, our efficiency ratio (which we calculate as total operating expenses minus depreciation and amortization, divided by total operating income plus net provisions) deteriorated from 42.9% in 2009 to 46.6% in 2010.

The following discussion describes the principal drivers of our consolidated results of operations for 2010 and 2009. Further detail is provided in the discussions of the results of operations of each of our banking subsidiaries, Porvenir and Corficolombiana.

Net interest income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Interest income:
Interest on loans	4,627.3	5,418.5	(791.2)	(14.6)
Interest on investment securities	1,452.7	1,676.9	(224.3)	(13.4)
Interbank and overnight funds	99.0	148.9	(49.9)	(33.5)
Financial leases	363.6	435.7	(72.1)	(16.5)
Total interest income	6,542.6	7,680.0	(1,137.4)	(14.8)
Interest expense:
Checking accounts	(29.5)	(53.2)	(23.7)	(44.5)
Time deposits	(679.1)	(1,219.0)	(539.9)	(44.3)
Saving deposits	(640.8)	(925.3)	(284.5)	(30.7)
Total interest expense on deposits	(1,349.4)	(2,197.5)	(848.1)	(38.6)
Borrowings from banks and others	(177.0)	(291.5)	(114.5)	(39.3)
Interbank and overnight funds (expenses)	(109.3)	(111.7)	(2.4)	(2.1)
Long-term debt (bonds)	(278.1)	(253.4)	24.7	9.8
Total interest expense	(1,913.8)	(2,854.0)	(940.2)	(32.9)
Net interest income	4,628.8	4,826.0	(197.2)	(4.1)

Our net interest income decreased by 4.1% to Ps 4,628.8 billion in 2010, primarily due to a Ps 863.3 billion decrease in interest income on loans and financial leases and a Ps 224.3 billion decline in interest income on investment securities, partially offset by a Ps 940.2 billion decrease in total interest expense.

Average interest-earning assets grew slightly faster than average interest-bearing liabilities, which resulted in the ratio of average interest-earning assets to average interest-bearing liabilities increasing from 1.16 in 2009 to 1.18 in 2010. The increase in this ratio reflects the 16.7% growth of our average interest-earning assets from Ps 54,841.2 billion in 2009 to Ps 63,978.9 billion in 2010. However, the spread between the yield earned on our interest-earning assets and the interest rate paid on our interest-bearing liabilities decreased by 126 basis points, from 8.0% in 2009 to 6.7% in 2010, which was primarily a result of the decrease in yield from our loans and financial leases. The spread between the yield earned on loans and financial leases and the cost of interest-bearing liabilities decreased by 102 basis points from 8.8% in 2009 to 7.8% in 2010, because our loans and financial leases, especially our commercial loans, repriced faster than our liabilities in a declining interest rate environment. The deterioration of the spread between interest-earning assets and interest-bearing liabilities also resulted from a decrease in the yield of our investment securities portfolio, due primarily to the fact that while 2010 presented a favorable environment for fixed income securities, 2009 was even more favorable and the same results were not repeated. The decrease in income from the compression of the spread between the yield earned on our interest-earning assets and the interest rate paid on our interest-bearing liabilities was only partially offset by the increase in income resulting from the slight growth in the ratio of average interest-earning assets to average interest-bearing liabilities, and as a result, our net interest income decreased in 2010. Ultimately, our net interest margin declined from 8.8% in 2009 to 7.2% in 2010.

The primary driver of the decrease in net interest income was a Ps 863.3 billion, or 14.7%, decrease in interest income from loans and financial leases, primarily due to a decline in average yield, partly offset by an increase in average balances. Average yields for loan and financial leases decreased from 14.9% in 2009 to 11.3% in 2010. This reduction in yield was consistent with the 265 basis point decline in the average DTF rate (from a weekly average of 6.33% for 2009 to a weekly average of 3.68% for 2010, representing a 41.9% decrease). The DTF rate is the 90-day time deposit benchmark interest rate in Colombia and the rate most commonly used by banks to index the majority of their domestic interest-earning assets (excluding investment securities) and their deposits. However, our subsidiary banks’ results in 2010 indicate that the decrease in yield from loans and financial leases was not uniform across all loan types, with the percentage decrease in the yield from commercial loans being considerably higher than that for consumer loans. While commercial loans and interest-bearing liabilities are predominantly indexed to the DTF, consumer loans are usually indexed to industry averages and are set at rates close to the Tasa Usura (the legal limit for all loans other than microcredit loans). For 2010, the average Tasa Usura was approximately 22.7%, compared to an average Tasa Usura of approximately 28.8% for 2009, which represented a 21.0% decrease in the average Tasa Usura for 2010 as compared to 2009. This decrease was less than the decrease in commercial loan yield, which much more closely resembled the 41.9% decrease in the average weekly DTF rate. This rate dynamic is typically observed, as movements in the Tasa Usura tend to exhibit a lag and the rate is initially less sensitive to increases / decreases in general interest rates. The decline of the average interest rate on loans and financial leases generated a Ps 1,341.3 billion decrease in interest income on a period-over-period basis. This decrease was partially offset by the 11.7% growth of the average balance of our loan and financial lease portfolio to Ps 43,977.1 billion, primarily due to the growth of commercial loans, and was responsible for producing a Ps 477.9 billion increase in interest income. See “Selected Statistical Data.”

A Ps 224.3 billion decrease in interest income from investment securities also contributed to the decline in net interest income. Under Colombian Banking GAAP, interest income from investment securities includes accrued interest on debt instruments, valuation adjustments and gains (losses) realized on debt and equity securities that are accounted for as “available for sale,” gains (losses) on repurchase transactions (i.e., repos), gains (losses) realized on the sale of debt securities, and mark-to-market gains (losses) on the trading securities portfolio.

Our fixed income portfolio, which yielded Ps 946.0 billion of income in 2010, accounted for 65.1% of our earnings on investment securities for the year. These fixed income earnings were 17.5%, or Ps 200.3 billion, less than the fixed income earnings generated in 2009, reflecting the fact that in 2009 interest rates declined significantly and at a steady pace, while in 2010 interest rates were more volatile and ultimately declined less. However, it is important to note that fixed income earnings in 2010 were, nonetheless, 23.6% higher than in 2008, illustrating that 2010 presented a favorable environment for fixed income securities, but that 2009 was even better. During 2009, the interest rate on the Colombian Treasury Bond due in 2020, a benchmark for tracking the movement of fixed income rates, decreased by 216 basis points and closed December 31, 2009 at 8.47%. On the other hand, in 2010, the same benchmark index decreased by 85 basis points to 7.70%. Moreover, in January and February of 2010, this benchmark rate increased 61 basis points — at one point reaching 9.16%. This increase in rates proved particularly deleterious for Banco de Occidente, as 53.8% of its fixed income security investments were classified as “for trading” (compared to 29.8%, 12.4%, and 32.1% for Banco de Bogotá, Banco Popular and Banco AV Villas, respectively) at December 31, 2009 and thus the corresponding mark-to-market losses flowed to its income statement and reduced its income from investment securities. Following this increase in rates, a significant portion of each bank’s fixed income investments was reclassified as available for sale, as evidenced by the fact that at December 31, 2010 the percent of fixed income securities classified as “for trading” at each bank was 16.2%, 32.8%, 12.7%, and 42.0% for Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, respectively. While this risk management action sought to provide greater insulation for the banks in case of a further increase in rates, it also resulted in less income being generated for the remainder of 2010 when rates once again began to decline.

The income yielded by our equity securities portfolio in 2010 also decreased, but only by 4.6% to Ps 506.3 billion. This represented 34.9% of our income from investment securities in 2010. Income from the equity securities portfolio was almost entirely driven by Banco de Bogotá and, more specifically, Corficolombiana. As further explained in the Corficolombiana 2010–2009 discussion, this decrease primarily reflected the fact that the income realized by Corficolombiana related to the appreciation of its investments was lower in 2010 as compared to 2009.

The decrease in total interest expense partially offset the decrease in total interest income, reflecting a 250 basis point decrease in the average interest rate paid on interest-bearing liabilities from 6.0% in 2009 to 3.5% in 2010. The reduction in funding costs was consistent with the aforementioned decrease in the average DTF rate. The decrease in interest expense was primarily due to the 298 basis point decline in the average interest rate paid on time deposits, from 7.2% in 2009 to 4.3% in 2010, and the 189 basis point decline in average interest rate on savings deposits, from 4.6% in 2009 to 2.7% in 2010. The decline in interest rates paid on interest-bearing liabilities resulted in a Ps 1,147.4 billion decrease in interest expense.

The decline in funding costs was partially offset by the 14.4% increase in the average balance of interest-bearing liabilities to Ps 54,015.2 billion. This growth was primarily a result of the 17.1% increase in the average balance of savings deposits to Ps 23,362.1 billion, the 63.5% increase in the average balance of long-term debt to Ps 4,358.2 billion, and the 64.9% increase in the average balance of interbank and overnight funds to Ps 3,920.4 billion. Only time deposits saw their average balance decrease, by 5.2% to Ps 15,970.4. The increase in the average balances of savings deposits, long-term debt, and interbank and overnight funds, as well as the decrease in the average balance of time deposits, was primarily the result of our banks searching for cheaper sources of funding in 2010. The overall increase in the average balance of interest-bearing liabilities was responsible for generating a Ps 207.1 billion increase in interest expense in 2010.

Provisions

Our total net provisions increased by 15.7% to Ps 1,026.9 billion in 2010. This increase was mainly attributable to the Ps 298.0 billion increase in net provisions for foreclosed assets and other assets to Ps 315.6 billion. The primary reason for this increase was a cautionary Ps 245.1 billion market risk provision established by Corficolombiana in December, with the permission of the Superintendency of Finance, in order to cover risks associated with potential future fluctuations of the share prices of its equity investments. Additionally, Corficolombiana established a Ps 69.8 billion net provision for foreclosed assets and other assets, with the permission of the Superintendency of Finance, related to the realization of income stemming from its investment in SIE (further explained in the Corficolombiana 2010–2009 discussion).

Despite the increase in net provisions, our net provisions for loan and financial lease losses, accrued interest and other receivables decreased by 13.9% to Ps 820.3 billion. The main component of this line item, net provisions for loans and financial leases, decreased by 6.9% to Ps 764.5 billion (including BAC Credomatic financial data, which added Ps 0.7 billion in net provisions for loan and financial lease losses). The largest decrease in net provisions for loan and financial lease losses was recorded by Banco AV Villas, where provisions declined by Ps 58.7 billion or 28.8%. By contrast, Banco Popular’s net provisions for loan and financial lease losses increased by Ps 34.3 billion to Ps 128.6 billion due primarily to the deterioration of the credit quality of certain loans throughout the fourth quarter that were ultimately charged off (further explained in the Banco Popular 2010–2009 discussion).

The decrease in provisions for loan and financial lease losses reflected the improvement in the quality of our loan and financial lease portfolio, which was consistent with the recovery of the Colombian economy. According to DANE, in 2010 Colombia’s real GDP grew 4.3%, as compared to 1.5% in 2009.

Past due loans and financial leases rose by 3.9% to Ps 1,569.7 billion at December 31, 2010; however, this increase was due to the BAC Credomatic acquisition, as our Colombian operations’ past due loans and financial leases decreased by 16.9% to Ps 1,255.8 billion at December 31, 2010. Our delinquency ratio (calculated as the ratio of loans and financial leases at least 31 days past due to total gross loans and financial leases) decreased from 3.6% at December 31, 2009 to 2.7% at December 31, 2010. Our delinquency ratio for our Colombian operations at December 31, 2010 was 2.6%. The decrease in past due loans and financial leases in our Colombian operations, by volume, was concentrated primarily in commercial loans past due, which decreased by 19.5% to Ps 538.7 billion (with its delinquency ratio declining from 2.6% to 1.7%) and consumer loans past due, which decreased by 10.8% to Ps 502.9 billion (with its delinquency ratio declining from 4.9% to 3.9%). Financial leases past due also decreased significantly, declining by 25.2% to Ps 117.8 billion (with its delinquency ratio declining from 4.9% to 3.3%). Incorporating the impact of BAC, our delinquency ratios for commercial, consumer, and financial leases at December 31, 2010 were 1.8%, 4.0%, and 3.2%, respectively.

At the subsidiary level, Banco Popular had the lowest delinquency ratio (2.5% at December 31, 2010, as compared to 3.7% at December 31, 2009), while Banco AV Villas continued to have the highest delinquency ratio (4.5% at December 31, 2010, as compared to 5.5% at December 31, 2009). The delinquency ratio at Banco AV Villas reflects its exposure to mortgage and traditional consumer loans, which generally have higher delinquency ratios. At December 31, 2010, 13.2% of Banco AV Villas’ total gross loans were mortgage loans (compared to 0.2%, 0.1%, and 1.2% at Banco de Bogotá excluding the effect of the BAC Credomatic acquisition, Banco de Occidente, and Banco Popular, respectively, at December 31, 2010), while 44.2% of its total gross loans were consumer loans (compared to 16.9% and 19.3% at Banco de Bogotá excluding the effect of the impact of BAC and Banco de Occidente acquisition, respectively. Banco de Bogotá with BAC holds 9.4% of its total gross loans as mortgage loans and 23.0% of its total gross loans as consumer loans. Although Banco Popular has a higher proportion of consumer loans, 99.7% of these loans are payroll loans (compared to an equivalent figure of approximately 40.0% for Banco AV Villas), which are of a much higher credit quality than traditional consumer loans.

Provisions for loans and financial lease losses decreased slightly less than past due loans and financial leases primarily as a result of an increase in charge-offs, for which we record provisions of 100% before they are charged off. For further information, see “Selected Statistical Data—Movements in allowances for credit losses—Charge-offs.”  In 2010, charge-offs increased by 21.4% to Ps 677.6 billion (including BAC Credomatic’s impact, which contributed Ps 17.5 billion in charge-offs). As a result of the increase in charge-offs, which was due to the write-off of several loans by our subsidiary banks’ primarily related to the fact that with the recovery of the economy it became clear certain loans were going to be unrecoverable (for further detail refer to our subsidiary banks’ 2010–2009 discussions), our charge-off to average loan ratio increased by 14 basis points to 1.50%. In our Colombian operations, our charge-offs increased by 18.2%, while our charge-off to average loan ratio increased by 13 basis points to 1.49%.

The higher level of our net provisions for loan and financial lease losses relative to our charge-offs resulted in the 16.1% growth of our allowance for loan and financial lease losses to Ps 2,183.9 billion at December 31, 2010. For our Colombian operations, our allowance increased by 5.1% to Ps 1,977.6 billion. The growth of our allowance for loan and financial lease losses, combined with the slight increase in our past due loans due to the BAC Credomatic acquisition, resulted in an increase in our coverage ratio (defined as our allowance for loan and financial lease losses to loans at least 31 days past due) from 124.5% at December 31, 2009 to 139.1% at December 31, 2010. The coverage ratio for our Colombian operations was 157.5% at December 31, 2010. The lower coverage ratio incorporating the impact of BAC is due to the fact that proportionately BAC contributed more in past due loans than in allowance, which was expected considering 30.3% of BAC’s gross loan portfolio was concentrated in mortgage loans (which require less allowance than other types of loans).

Net provisions for accrued interest and other receivables decreased by 57.6% to Ps 55.9 billion in 2010, which was primarily a result of the improvement in the Colombian economy described above and a change in provisioning requirements mandated by the Colombian Superintendency of Finance in 2009. Prior to June 30, 2009, when any of our institutions suspended the accrual of interest on interest-earning assets, the interest accrued up to that time was provisioned for based on the ratio calculated by the commercial and consumer reference models. See “Operating and Financial Review and Prospects—Risk management—Credit risk.” Effective as of July 1, 2009, the Superintendency of Finance required that financial institutions provision 100% of such accrued interest, which resulted in considerably higher provisioning for these accounts in the remainder of 2009. Following the initial increase in provisions to 100% of accrued interest and other receivables in 2009, our institutions were required to increase or decrease provisions based on marginal changes, and thus, the provision expense in 2010 decreased as compared to the provision expense for in 2009.

The recovery of charged-off assets increased by Ps 25.7 billion to Ps 109.0 billion, primarily as a result of higher charge-offs and a more effective recovery effort.

Total fees and other services income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	916.0	866.0	50.0	5.8
Branch network services	22.2	19.5	2.6	13.5
Credit card merchant fees	165.6	97.8	67.8	69.4
Checking fees	69.5	70.7	(1.1)	(1.6)
Warehouse services	147.5	149.7	(2.2)	(1.5)
Fiduciary activities	146.9	137.6	9.2	6.7

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Pension plan administration	409.9	400.2	9.7	2.4
Other	103.3	119.8	(16.5)	(13.8)
Total fees and other services income	1,980.9	1,861.3	119.6	6.4
Fees and other services expenses	(363.1)	(277.8)	85.3	30.7
Total fees and other services income, net	1,617.7	1,583.5	34.2	2.2

Total fees and other services income, net increased by 2.2% to Ps 1,617.7 billion in 2010. Gross total fees and other services income increased by Ps 119.6 billion to Ps 1,980.9 billion, while fees and other services expenses increased by Ps 85.3 billion to Ps 363.1 billion. As explained in more detail in the Banco de Occidente 2010–2009 discussion below, one of the main reasons for the increase in both credit card merchant fees and fee expenses was due to a reclassification of certain accounts stemming from the fact that Banco de Occidente previously recorded credit card merchant fees net of expenses. A second reclassification, which is further explained in the Banco AV Villas 2010–2009 discussion, is an important reason for the increase in commissions from banking services and the decrease in “Other.”

These reclassifications aside, the acquisition of BAC Credomatic, and the 30 days of its income consolidated in our 2010 results, explains a number of these increases. BAC Credomatic is particularly strong in the generation of fee income, contributing: approximately Ps 37.9 billion in commissions from banking services, Ps 18.6 billion in credit card merchant fees, and Ps 5.7 billion in “Other” fees, while adding approximately Ps 7.2 billion in fee expense.

Furthermore, fiduciary activity fees increased by 6.7% to Ps 146.9 billion, principally due to higher returns generated by Banco de Bogotá and Banco de Occidente’s fiduciary subsidiaries, while pension plan administration fees increased by 2.4% to Ps 409.9 billion due to higher fees contributed by Porvenir.

Other operating income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	49.5	(141.5)	191.0	135.0
Gains on derivative operations, net	92.9	287.5	(194.6)	(67.7)
Gains on sales of investments in equity securities, net	87.5	4.0	83.4	2066.9
Income from non-financial sector, net(1)	294.8	231.2	63.6	27.5
Dividend income	43.5	68.9	(25.4)	(36.9)
Other	217.4	233.9	(16.5)	(7.1)
Total other operating income	785.5	684.1	101.5	14.8

(1)
Income from non-financial sector reflects the operating results of Corficolombiana (Banco de Bogotá’s subsidiary) in its consolidated investments in companies not related to the financial sector such as Epiandes, Hoteles Estelar, and Organización Pajonales among others. This result is net of the following operating and administrative expenses for 2010 and 2009: Ps 644.3 billion and Ps 549.2 billion, respectively. For a description of these investments, see “Information on the Company—Corficolombiana—Equity investment portfolio.”

Total other operating income increased by 14.8% to Ps 785.5 billion in 2010, primarily due to a Ps 83.4 billion increase in net gains on sales of investments in equity securities. This was principally due to Corficolombiana’s sale of a portion of its stake in Banco de Occidente in October and December 2010 and its entire position in Colombina S.A. (further explained in the Corficolombiana 2010–2009 discussion). The second major driver in the increase in other operating income was 27.5% increase in net income from the non-financial sector to Ps 294.8 billion, which was due almost entirely to greater income generated by Corficolombiana’s investments in the non-financial sector (further explained in the Corficolombiana 2010–2009 discussion).

Partially offsetting these increases in income was a 36.9% decrease in dividend income to Ps 43.5 billion, principally reflecting an accounting convention regarding how dividend income for certain of Corficolombiana’s unconsolidated investments is recorded (see Corficolombiana 2010–2009 discussion for further information). The 7.1% decrease in “Other” income to Ps 217.4 billion is primarily attributable to the decrease in income generated by a few of Fidu-Bogotá’s, Banco de Bogotá’s fiduciary subsidiary, jointly-managed fiduciary contracts (further explained in the Banco de Bogotá 2010–2009 discussion). Finally, the Ps 194.6 billion decrease in net gains on derivative operations was almost entirely offset by the Ps 191.0 billion increase in related net foreign exchange gains. In the ordinary course of business, we enter into forward contracts and other derivative transactions in foreign currency through our treasury department almost entirely for hedging purposes and on behalf of clients.

Operating expenses

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Salaries and employee benefits	(1,262.4)	(1,183.9)	78.5	6.6
Bonus plan payments	(45.1)	(42.5)	2.6	6.2
Termination payments	(11.6)	(7.2)	4.4	61.5
Administrative and other expenses	(1,817.1)	(1,675.3)	141.8	8.5
Deposit security, net	(133.1)	(126.8)	6.3	5.0
Charitable and other donation expenses	(7.2)	(8.1)	(0.9)	(11.1)
Depreciation	(214.8)	(205.2)	9.6	4.7
Goodwill amortization	(28.6)	(43.5)	(14.9)	(34.2)
Total operating expenses	(3,520.0)	(3,292.4)	227.6	6.9

Total operating expenses increased by 6.9% to Ps 3,520.0 billion in 2010. This increase was primarily due to an 8.5% rise in administrative and other expenses to Ps 1,817.1 billion and a 6.6% increase in salaries and employee benefits to Ps 1,262.4 billion, which were in line with the organic growth of the business and reflect the addition of BAC Credomatic’s December expenses. Salaries customarily are increased on a yearly basis using the previous year’s Consumer Price Index (CPI), which was 2.0% in 2009, as a benchmark. Total headcount increased from 36,976 at December 31, 2009 to 53,485 at December 31, 2010, which includes the addition of 15,775 employees from BAC Credomatic. Our headcount in our Colombian operations increased 2.0% to 37,710. at December 31, 2010.

Because our total operating expenses before depreciation and amortization grew at 7.6%, while our operating income before provisions decreased by 0.9%, our efficiency ratio slightly deteriorated in 2010 as compared to 2009, rising from 42.9% in 2009 to 46.6% in 2010. Despite this increase, our efficiency ratio remains one of the best in the financial industry in Colombia.

Non-operating income (expense)

Total net non-operating income (expense) for 2010 was Ps 176.9 billion, which represents a Ps 109.3 billion increase from total net non-operating income of Ps 67.7 billion in 2009. Total non-operating income decreased marginally, by 0.8% to Ps 364.6 billion, while total non-operating expense decreased by 37.4% to Ps 187.6 billion between 2009 and 2010. The decrease in total non-operating expense is primarily explained by a decline in this line item for Banco de Bogotá and Banco Popular (further explained in the Banco de Bogotá and Banco Popular 2010–2009 discussions). The rise in non-operating income was primarily due to an increase at Banco Popular, due to the reversal of a portion of their provisions for employee pension plans and the recovery of charged-off loans from the Fondo Nacional de Garantías (further explained in the Banco Popular 2010–2009 discussion).

Income tax expense

Income before income tax expense and non-controlling interest decreased 10.7% from Ps 2,981.2 billion in 2009 to Ps 2,662.1 billion in 2010. Despite a slight increase in our effective tax rate, from 29.0% in 2009 to 31.2% in 2010, our income tax expense decreased by 3.9% to Ps 831.0 billion in 2010, reflecting the lower income before tax expense and non-controlling interest in 2010.

Non-controlling interest

Our non-controlling interest decreased by 16.9% to Ps 874.2 billion in 2010. This decrease was primarily due to the performance of Corficolombiana, of which our banking subsidiaries own 56.4% (funds managed by Porvenir own an additional 3.3% of Corficolombiana, which are not consolidated into Porvenir or us). In 2009, Corficolombiana represented a greater percentage of our consolidated net income before non-controlling interest as compared to our consolidated net income before non-controlling interest in 2010.

Results of operations for year ended December 31, 2009 compared to year ended December 31, 2008

The following tables present our 2009 and 2008 consolidated results of operations, broken down among our four banking subsidiaries and adjusted to reflect intercompany eliminations and our contribution as the holding company.

	Year ended December 31, 2009
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval and eliminations(1)	Grupo Aval consolidated
	(in Ps billions)
Total interest income	3,614.1	1,821.7	1,453.1	789.1	2.1	7,680.0
Total interest expense	(1,297.1)	(732.0)	(514.2)	(217.0)	(93.7)	(2,854.0)
Net interest income	2,317.0	1,089.7	938.8	572.1	(91.6)	4,826.0
Total provisions, net	(347.8)	(257.3)	(94.5)	(188.0)	–	(887.6)
Total fees and other services income, net	1,075.6	216.6	143.2	143.3	4.7	1,583.5
Total other operating income	492.1	282.0	29.4	4.3	(123.6)	684.1
Total operating income	3,536.9	1,331.0	1,017.0	531.6	(210.5)	6,205.9
Total operating expenses	(1,585.3)	(764.7)	(536.5)	(377.8)	(28.1)	(3,292.4)
Net operating income	1,951.6	566.2	480.4	153.9	(238.6)	2,913.5
Total non-operating income (expense), net	78.0	12.8	(42.3)	12.6	6.6	67.7
Income before income tax expense and non-controlling interest	2,029.6	579.0	438.1	166.5	(232.0)	2,981.2
Income tax expense	(522.7)	(152.0)	(132.5)	(55.4)	(1.7)	(864.3)
Income before non-controlling interest	1,506.9	427.0	305.6	111.1	(233.7)	2,116.9
Non-controlling interest	(551.1)	(44.9)	(2.1)	(0.4)	(453.1)	(1,051.5)
Net income attributable to shareholders	955.8	382.1	303.6	110.7	(686.8)	1,065.4

	Year ended December 31, 2008
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval and eliminations(1)	Grupo Aval consolidated
	(in Ps billions)
Total interest income	3,100.9	1,864.6	1,302.2	685.1	2.7	6,955.5
Total interest expense	(1,537.6)	(828.7)	(550.4)	(241.4)	(82.1)	(3,240.2)
Net interest income	1,563.4	1,035.9	751.8	443.7	(79.5)	3,715.3

	Year ended December 31, 2008
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval and eliminations(1)	Grupo Aval consolidated
	(in Ps billions)
Total provisions, net	(282.6)	(254.3)	(63.0)	(113.3)	(0.3)	(713.5)
Total fees and other services income, net	907.6	215.8	137.0	129.2	4.3	1,393.9
Total other operating income	451.4	232.0	32.9	3.6	(107.5)	612.5
Total operating income	2,639.8	1,229.4	858.6	463.3	(183.0)	5,008.2
Total operating expenses	(1,470.4)	(714.3)	(498.0)	(322.9)	(22.3)	(3,027.9)
Net operating income	1,169.4	515.1	360.6	140.4	(205.2)	1,980.3
Total non-operating income (expense), net	109.9	14.0	(7.0)	1.4	7.0	125.4
Income before tax expense and non-controlling interest	1,279.4	529.1	353.7	141.8	(198.2)	2,105.8
Income tax expense	(392.5)	(142.0)	(98.8)	(38.9)	(5.2)	(677.3)
Income before non-controlling interest	886.8	387.2	254.9	102.9	(203.4)	1,428.4
Non-controlling interest	(237.7)	(38.6)	(2.4)	(0.2)	(392.3)	(671.3)
Net income attributable to shareholders	649.1	348.5	252.5	102.7	(595.7)	757.1

(1)
Reflects the total of “Other” and “Eliminations” described in Note 30—iv) Summary of significant differences and required U.S. GAAP disclosures—x) Segments disclosure to our audited consolidated financial statements.

	Grupo Aval
	Change, 2009 vs. 2008
	(in Ps billions)%

Total interest income	724.5	10.4
Total interest expense	(386.1)	(11.9)
Net interest income	1,110.7	29.9
Total provisions, net	174.1	24.4
Total fees and other services income, net	189.6	13.6
Total other operating income	71.6	11.7
Total operating income	1,197.7	23.9
Total operating expenses	264.5	8.7
Net operating income	933.2	47.1
Total non-operating income (expense), net	(57.8)	(46.1)
Income before income tax expense and non-controlling interest	875.4	41.6
Income tax expense	187.0	27.6
Income before non-controlling interest	688.4	48.2
Non-controlling interest	380.2	56.6
Net income attributable to shareholders	308.3	40.7

Grupo Aval

Overview

Our net income attributable to our shareholders increased by 40.7% to Ps 1,065.4 billion in 2009. The most important driver of net income growth was the increase in net interest income, which rose primarily as a result of higher interest earned on our fixed income portfolio and the appreciation of both our fixed income and equity securities portfolios. Our 2009 results also benefited from increased total net fees and other services income, which grew primarily as a result of an increase in commissions from banking services, reflecting the growth in deposits, which are the main source of banking service fees. Total operating expenses increased principally as a result of higher administrative and other expenses and salaries and employee benefits, although our efficiency ratio improved from 49.0% in 2008 to 42.9% in 2009, reflecting a higher rate of growth in our operating income than in our operating expenses.

The following discussion describes the principal drivers of our consolidated results of operations in 2009 and 2008. Further detail is provided in the discussions of the results of operations in 2009 and 2008 of each of our banking subsidiaries, Porvenir and Corficolombiana.

Net interest income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Interest income:
Interest on loans	5,418.5	5,498.4	(79.9)	(1.5)
Interest on investment securities	1,676.9	784.0	892.9	113.9
Interbank and overnight funds	148.9	195.2	(46.3)	(23.7)
Financial leases	435.7	477.9	(42.2)	(8.8)
Total interest income	7,680.0	6,955.5	724.5	10.4
Interest expense:
Checking accounts	(53.2)	(48.8)	4.4	9.0
Time deposits	(1,219.0)	(1,205.0)	14.0	1.2
Saving deposits	(925.3)	(1,207.0)	(281.6)	(23.3)
Total interest expense on deposits	(2,197.5)	(2,460.8)	(263.3)	(10.7)
Borrowings from banks and others	(291.5)	(342.7)	(51.2)	(14.9)
Interbank and overnight funds (expenses)	(111.7)	(165.0)	(53.3)	(32.3)
Long-term debt (bonds)	(253.4)	(271.7)	(18.3)	(6.7)
Total interest expense	(2,854.0)	(3,240.2)	(386.1)	(11.9)
Net interest income	4,826.0	3,715.3	1,110.7	29.9

Our net interest income increased by Ps 1,110.7 billion in 2009 primarily due to a Ps 724.5 billion increase in total interest income and a Ps 386.1 billion decrease in total interest expense.

Average interest-earning assets grew at roughly the same pace as average interest-bearing liabilities, which resulted in the ratio of average interest-earning assets to average interest-bearing liabilities remaining basically unchanged, decreasing from 1.18 in 2008 to 1.16 in 2009. However, the spread between the yield earned on our interest-earning assets and the interest rate paid on our interest-bearing liabilities improved by 139 basis points, from 6.6% in 2008 to 8.0% in 2009, due to the unusually high return on our investment portfolio and because our liabilities repriced faster than our assets in a declining interest rate environment. The spread between the yield earned on loans and financial leases and the cost of interest-bearing liabilities increased by 13 basis points to 8.8% in 2009. The proportional increase in the balances of interest-earning assets and interest-bearing liabilities, combined with the improvement in the spread between the yield on interest-earning assets and the cost of funding, generated the increase in our net interest income for 2009.

The increase in interest income primarily reflects a Ps 892.9 billion increase in interest income from investment securities, primarily a product of a 467 basis point increase in their average yield. The fixed income portfolio generated Ps 1,146.4 billion of interest income from investment securities, accounting for 68.4% of the earnings on investment securities in 2009, while the equity securities portfolio generated the remaining Ps 530.6 billion, or 31.6%. Each of our banking subsidiaries increased their fixed income earnings, which were primarily driven by the decreasing interest rate environment. In 2009, the interest rate on the Colombian Treasury Bond due in 2020 decreased by 216 basis points and closed the year at 8.5%, which was 66 basis points below the yearly average. Income from the equity securities portfolio was almost entirely driven by Banco de Bogotá and, more specifically, Corficolombiana. As further explained in the Corficolombiana 2009–2008 discussion, the appreciation of Corficolombiana’s investments produced a Ps 469.3 billion increase in income associated with our equity securities portfolio. We do not expect that this level of appreciation of the equity securities portfolio will be replicated future periods.

A decrease in interest income from loans and financial leases partially offset the increase in interest income attributable to investment securities. Interest income from loans and financial leases decreased by Ps 122.1 billion or 2.0%, primarily due to a decline in average yield, partly offset by an increase in average balances. Average yields for loan and financial leases decreased from 16.7% in 2008 to 14.9% in 2009. The reduction in yield was consistent with a 335 basis point decline in the average DTF rate. The decline of the average interest rate on loans and financial leases generated a Ps 703.1 billion decrease in interest income on a year-over-year basis. The decrease was partially offset by a 9.9% growth of the average balance of our loan and financial lease portfolio to Ps 39,372.8 billion, which was primarily due to the growth of consumer, and to a lesser extent, commercial loans and which was responsible for producing a Ps 581.0 billion increase in interest income. See “Selected Statistical Data.”

The Ps 386.1 billion decrease in interest expense reflected a 194 basis point decrease in the average interest rate paid on interest-bearing liabilities from 8.0% in 2008 to 6.0% in 2009. This decrease was primarily due to the 219 basis point decline in the average interest rate paid on saving deposits, from 6.8% in 2008 to 4.6% in 2009, and the 171 basis point decline in average interest rate on time deposits, from 8.9% in 2008 to 7.2% in 2009. The decline in interest rates paid on interest-bearing liabilities resulted in a Ps 831.1 billion decrease in interest expense. This was partially offset by a 16.3% increase in the average balance of interest-bearing liabilities to Ps 47,208.1 billion. This growth was primarily a result of the 25.1% increase in the average balance of time deposits to Ps 16,847.2 billion and the 12.9% increase in the average balance of saving deposits to Ps 19,951.5 billion. The increase in the average balance of interest-bearing liabilities was responsible for generating a Ps 444.9 billion increase in interest expense for 2009.

Provisions

Our total net provisions increased by 24.4% to Ps 887.6 billion in 2009, driven primarily by a growth of net provisions for loan and financial lease losses (the main component of the total net provisions), which increased by 14.7% to Ps 821.3 billion. Gross provisions for loan and financial lease losses increased by 15.9% to Ps 1,855.6 billion in 2009, while the reversal of those provisions increased by 17.0% to Ps 1,034.3 billion for the same period. The largest increase in net provisions for loan and financial lease losses was recorded by Banco AV Villas, which accounted for an increase of Ps 79.6 billion or 64.1%. By contrast, Banco de Occidente’s net provisions for loan and financial lease losses decreased by Ps 10.6 billion, or 4.4%.

The increase in provisions for loan and financial lease losses reflected the slight deterioration of our loan and financial lease portfolio. The primary cause of this decline in credit quality was the weakening of the Colombian economy. According to DANE, from 2008 to 2009, the average unemployment rate in Colombia increased from 11.3% to 12.0%, while the real GDP growth rate decreased from 2.4% to 0.4%. The impairment of these economic indicators was consistent with the general economic contraction worldwide.

The increase in provisions was also partly attributable to the growth of our gross loan and financial lease portfolio between 2006 and 2008, which increased by 25.7% to Ps 33,901.6 billion from 2006 to 2007 and by 18.4% to Ps 40,144.0 billion in 2008. The delayed impact, in terms of the increase in provisions, is due to the fact that delinquencies generally do not occur until several months after loans are disbursed. In 2009, the loan and financial lease portfolio grew by only 4.4% to Ps 41,896.7 billion as a result of the deteriorating economic conditions, although this growth rate was still approximately 150 basis points higher than the industry average for 2009 (calculated based on information from the Superintendency of Finance).

Past due loans and financial leases increased by 5.0% to Ps 1,511.3 billion in 2009, which resulted in a 2 basis point increase in our delinquency ratio from 3.59% at December 31, 2008 to 3.61% at December 31, 2009. The increase in past due loans and financial leases was concentrated in commercial loans, partially offset by a decrease in past due mortgages and financial leases. Despite the Ps 122.5 billion increase in past due commercial loans, the commercial loan delinquency ratio only grew by 42 basis points to 2.6% at December 31, 2009, which was well below our overall average delinquency ratio of 3.6%. Past due consumer loans increased by 1.3% to Ps 564.0 billion, but the delinquency ratio for consumer loans in 2009 fell by 42 basis points to 4.9% at December 31, 2009, primarily due to the 9.9% increase in the consumer loan portfolio. Consumer loans were the fastest growing type of loan in our loan and financial lease portfolio by a margin of 5.7%.

At the subsidiary level, Banco de Bogotá maintained the lowest delinquency ratio (2.9%), while Banco AV Villas continued to have the highest delinquency ratio (5.5%) at the end of 2009. The delinquency ratio at Banco AV Villas (which actually decreased by 269 basis points from 2008) reflects its exposure to mortgage and traditional consumer loans, which generally have higher delinquency ratios. At December 31, 2009, 16.3% of Banco AV Villas’ gross loans were mortgage loans (compared to 0.3%, 0.1%, and 1.6% at Banco de Bogotá, Banco de Occidente, and Banco Popular, respectively), while 41.4% of its total loans were consumer loans (compared to 17.0% and 19.4% at Banco de Bogotá and Banco de Occidente, respectively). Although Banco Popular has a higher proportion of consumer loans, 99.7% of these loans are payroll loans (compared to an equivalent figure of approximately 40.0% for Banco AV Villas), which are of a much higher credit quality than traditional consumer loans.

Provisions for loans and financial lease losses grew substantially faster than past due loans and financial leases primarily as a result of an increase in charge-offs for which we record provisions of 100% before they are charged off. In 2009, charge-offs increased by 51.0% to Ps 558.2 billion compared to 2008. Despite the significant increase in charge-offs, our charge-off to average loan ratio only increased from 1.0% in 2008 to 1.4% in 2009. For further information, see “Selected Statistical Data—Movements in allowances for credit losses—Charge-offs.” The higher levels of our net provisions for loan and financial lease losses relative to our charge-offs resulted in a 15.7% increase in our allowance for loan and financial lease losses to Ps 1,881.1 billion. The growth of our allowance for loan and financial lease losses outpaced the increase in our past due loans, which resulted in the increase of our coverage ratio from 112.9% at December 31, 2008 to 124.5% at December 31, 2009.

Net provisions for accrued interest and other receivables increased by Ps 63.1 billion to Ps 131.9 billion in 2009, which was a result of the slowing of the Colombian economy and a change in provisioning requirements mandated by the Colombian Superintendency of Finance. Prior to June 30, 2009, when any of our institutions suspended the accrual of interest on interest-earning assets, this accrued interest was provisioned for based on the ratio calculated by the commercial and consumer reference models, see “Operating and Financial Review and Prospects—Risk management—Credit risk.” Effective as of July 1, 2009, the Superintendency of Finance required that financial institutions provision 100% of such accrued interest, which resulted in considerably higher provisioning for these accounts in 2009.

Net provisions for foreclosed assets and other assets increased by Ps 15.9 billion to Ps 17.6 billion in 2009. While gross provisions for foreclosed assets and other assets decreased by Ps 7.1 billion, the recovery of provisions for foreclosed assets and other assets decreased by Ps 23.0 billion, which was responsible for the rise in net provisions.

The recovery of charged-off assets increased by Ps 10.0 billion to Ps 83.2 billion, primarily as a result of the fact that charge-offs in the weakening economy were higher.

Total fees and other services income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	866.0	758.1	107.9	14.2
Branch network services	19.5	19.1	0.4	2.3
Credit card merchant fees	97.8	91.4	6.4	7.0
Checking fees	70.7	75.2	(4.5)	(6.0)
Warehouse services	149.7	166.7	(16.9)	(10.2)
Fiduciary activities	137.6	99.0	38.7	39.1
Pension plan administration	400.2	335.9	64.3	19.1
Other	119.8	96.7	23.1	23.9
Total fees and other services income	1,861.3	1,642.0	219.3	13.4
Fees and other services expenses	(277.8)	(248.1)	29.7	12.0
Total fees and other services income, net	1,583.5	1,393.9	189.6	13.6

Total net fees and other services income for 2009 increased by 13.6% to Ps 1,583.5 billion. Gross total fees and other services income increased by 13.4% to Ps 1,861.3, while fees and other services expenses increased by 12.0% to Ps 277.8 billion. The growth in net fee income was generated almost entirely by Banco de Bogotá, which increased its net fee income year-over-year by Ps 168.0 billion, for reasons further explained in the 2009 – 2008 Banco de Bogotá discussion.

The increase in total net fees and other services income primarily reflects increased income from fees associated with commissions from banking services, which rose by 14.2% to Ps 866.0 billion in 2009. This increase was consistent with the growth in deposits, which increased in 2009 by 9.5% to Ps 49,348.5 billion at December 31, 2009, as they are the main generator of banking service fees.

A second significant driver of the increase in total net fees and other services income was the pension plan administration fees charged by Porvenir to its customers, which grew by 19.1% to Ps 400.2 billion in 2009. This was due primarily to an increase in the number of contributors and a rise in the average fee charged per contributor. See “—Segment results for year ended December 31, 2009 compared to year ended December 31, 2008.”

Fees from fiduciary activities also grew in 2009, rising by Ps 38.7 billion to Ps 137.6 billion in 2009, due to higher income from Banco de Bogotá’s and Banco de Occidente’s fiduciary subsidiaries. Income from fiduciary activities is recognized in accordance with the terms of each trust agreement.

These increases in total net fees and other services income were partially offset by a Ps 16.9 billion decline in fees from warehouse services provider, Almaviva, which is a consolidated subsidiary on the financial statements of Banco de Bogotá, due to the loss of a logistics contract. See “—Segment results for year ended December 31, 2009 compared to year ended December 31, 2008.”

Other operating income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(141.5)	36.5	(178.1)	(487.9)
Gains on derivative operations, net	287.5	84.3	203.3	241.2
Gains on sales of investments in equity securities, net	4.0	34.5	(30.5)	(88.3)
Income from non-financial sector, net(1)	231.2	200.5	30.7	15.3
Dividend income	68.9	62.6	6.3	10.1
Other	233.9	194.0	39.9	20.6
Total other operating income	684.1	612.5	71.6	11.7

(1)
Income from non-financial sector reflects the operating results of Corficolombiana (Banco de Bogotá’s subsidiary) in its consolidated investments in companies not related to the financial sector such as Epiandes, Hoteles Estelar, and Organización Pajonales among others. This result is net of the following operating and administrative expenses for the years ended 2009, 2008 and 2007: Ps 549,235, Ps 608,253 and Ps 639,076, respectively. For a description of these investments, see “Information on the Company—Corficolombiana—Equity investment portfolio.”

Total other operating income increased by 11.7% to Ps 684.1 billion in 2009, primarily due to increased gains on derivative operations (primarily forward contracts in foreign currency), which resulted in an additional Ps 203.3 billion income year-over-year. In the ordinary course of business, we enter into forward contracts and other derivative transactions in foreign currency through our treasury department almost entirely for hedging purposes and on behalf of clients. The gains on these forward contracts were offset in part by a related loss on net foreign exchange operations, which decreased by Ps 178.1 billion to Ps (141.5) billion in 2009, as a result of the substantial volatility of the Colombian peso – U.S. dollar exchange rate.

Another significant component of total other operating income is net income attributable to Corficolombiana’s investments in the non-financial sector, which generated 33.8% of total other operating income in 2009. Between 2008 and 2009, revenue attributable to these investments increased by 15.3% to Ps 231.2 billion in 2009 due primarily to Corficolombiana’s investments in toll-road companies, Epiandes and PISA in particular, as well as improved results from its hospitality operator, Hoteles Estelar.

The “Other” line item is almost entirely comprised of income from operating leases, which is an important source of income for Banco de Occidente (Leasing de Occidente S.A.), Banco de Bogotá (Leasing Bogotá S.A. Compañia de Financiamiento Comercial and Leasing Corficolombiana S.A.) and Banco Popular (Leasing Popular S.A.). During 2009, income from operating leases increased as a result of a higher volume of leases being made by these leasing subsidiaries.

The Ps 30.5 billion decrease in the sales of investments on equity securities was primarily due to the fact that in 2008 this figure was higher than average, primarily as a result of Corficolombiana’s sale of its investment in Lloreda S.A. for Ps 54.0 billion (as further explained in the 2008–2007 Corficolombiana discussion) and that in 2009 no significant investments were sold.

Operating expenses

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Salaries and employee benefits	(1,183.9)	(1,089.0)	94.9	8.7
Bonus plan payments	(42.5)	(35.6)	6.9	19.5
Termination payments	(7.2)	(6.3)	0.9	14.7
Administrative and other expenses	(1,675.3)	(1,553.8)	121.4	7.8

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Deposit security, net	(126.8)	(113.1)	13.7	12.1
Charitable and other donation expenses	(8.1)	(4.2)	3.9	91.3
Depreciation	(205.2)	(188.0)	17.1	9.1
Goodwill amortization	(43.5)	(37.9)	5.6	14.8
Total operating expenses	(3,292.4)	(3,027.9)	264.5	8.7

Total operating expenses for 2009 rose by 8.7% to Ps 3,292.4 billion. This increase was primarily due to a rise of 7.8% to Ps 1,675.3 billion in administrative and other expenses, and an increase of 8.7% to Ps 1,183.9 billion in salaries and employee benefits, both primarily resulting from an increase in the number of employees from 35,510 at the end of 2008 to 36,976 at year-end 2009. On a per capita basis, salary and employee benefits increased by approximately 4.4%, which was well below its benchmark, the CPI of the previous year (7.7% in 2008). Despite the slight increase in total operating expenses, our efficiency ratio improved from 2008 to 2009, decreasing from 49.0% to 42.9%. Each of our banking subsidiaries also experienced improved efficiency ratios: Banco de Bogotá from 48.3% to 39.0%; Banco de Occidente from 39.9% to 39.8%; Banco Popular from 52.0% to 46.7%; and Banco AV Villas from 53.5% to 50.3%.

Non-operating income (expense)

Total net non-operating income (expense) for 2009 was Ps 67.7 billion, which represents a Ps 57.8 billion decrease from total net non-operating income of Ps 125.4 billion in 2008. This net decrease primarily reflected a Ps 22.9 billion decrease in Corficolombiana’s non-operating income (explained in further detail in the 2009 – 2008 Corficolombiana discussion). In addition, there was a Ps 13.9 billion increase in provisions for labor lawsuits by Banco Popular in 2009 that increased non-operating expenses, see “Information on the Company—Other corporate information—Legal proceedings.”

Income tax expense

Income before income tax expense and non-controlling interest increased 41.6% from Ps 2,105.8 billion in 2008 to Ps 2,981.2 billion in 2009.

Income tax expense increased by 27.6% to Ps 864.3 billion in 2009, due primarily to higher income before income tax expense and non-controlling interest. Our effective tax rate, calculated before eliminating non-controlling interest, was 29.0% in 2009 compared to 32.2% in 2008. The effective tax rate decreased primarily as a result of a higher percentage of non-taxable income related to the appreciation of our equity securities portfolio. See “Supervision and Regulation.”

Non-controlling interest

Non-controlling interest increased by 56.6% to Ps 1,051.5 billion in 2009. This 56.6% increase was primarily due to the performance of Corficolombiana. In 2009, Corficolombiana represented a greater percentage of our consolidated net income before non-controlling interest as Corficolombiana’s net income grew at a faster rate than the net income of any of our other subsidiaries.

Segment results of operations for the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010

Banco de Bogotá

Overview

Banco de Bogotá’s net income attributable to Banco de Bogotá’s shareholders in the nine-month period ended September 30, 2011 increased by 33.1%, or Ps 193.0 billion, to Ps 775.8 billion. The primary driver of this increase in net income was the BAC Credomatic acquisition, which contributed Ps 239.0 billion in additional net income, in the nine-month period ended September 30, 2011. Net income from Colombian operations decreased by 7.9%, or Ps 46.0 billion, in the nine-month period ended September 30, 2011. The primary reasons for the decrease in Banco de Bogotá’s Colombian operations net income were a decrease in income from investment securities and an increase in operating expenses only partially offset by higher income from loans and financial leases, lower net provisions (indicating a recovery) and higher net fee income.

Banco de Bogotá’s efficiency ratio (calculated as total operating expenses minus depreciation and amortization, divided by total operating income plus net provision) deteriorated from 41.8% at September 30, 2010 to 52.0% at  September 30, 2011.

The following discussion describes the principal drivers of Banco de Bogotá’s consolidated results of operations for the nine-month periods ended September 30, 2011 and 2010. Further detail is provided in the discussion of the results of operations of Porvenir and Corficolombiana.

	Nine-month period ended September 30,				Change, September 2011 vs. September 2010
	2011			2010	#	%
	Colombian operations	Leasing Bogotá Panamá(1)	Total	Total
			(in Ps billions)
Total interest income	2,151.0	1,029.9	3,180.9	2,238.2	942.7	42.1
Total interest expense	(792.9)	(245.0)	(1,037.9)	(651.4)	386.5	59.3
Net interest income	1,358.1	784.9	2,143.0	1,586.8	556.2	35.1
Total net provisions	18.0	(112.1)	(94.1)	(298.5)	(204.4)	(68.5)
Total fees and other services income, net	872.8	430.9	1,303.7	797.6	506.1	63.5
Total other operating income	404.1	63.9	468.0	369.5	98.5	26.7
Total operating income	2,653.0	1,167.6	3,820.6	2,455.4	1,365.3	55.6
Total operating expenses	(1,352.2)	(829.2)	(2,181.4)	(1,205.8)	975.7	80.9
Net operating income	1,300.8	338.4	1,639.2	1,249.6	389.6	31.2
Total non-operating income (expense), net	68.7	2.3	71.0	50.4	20.5	40.7
Income before income tax expense and non-controlling interest	1,369.5	340.6	1,710.1	1,300.0	410.1	31.5
Income tax expense	(417.5)	(101.5)	(519.1)	(370.2)	148.9	40.2
Income before non-controlling interest	952.0	239.1	1,191.1	929.9	261.2	28.1
Non-controlling interest	(415.2)	(0.1)	(415.3)	(347.1)	68.2	19.7
Net income attributable to shareholders	536.8	239.0	775.8	582.8	193.0	33.1

(1)	Leasing Bogotá Panamá’s financial information is prepared in accordance with Colombian Banking GAAP and primarily reflects BAC Credomatic’s consolidated results.

Net interest income

	Nine-month period ended September 30,				Change, September 2011 vs. September 2010
	2011			2010	#	%
	Colombian operations	Leasing Bogotá Panamá(1)	Total	Total
	(in Ps billions)
Interest income:
Interest on loans	1,644.4	960.3	2,604.7	1,440.6	1,164.1	80.8
Interest on investment securities	381.1	37.7	418.8	688.6	(269.8)	(39.2)
Interbank and overnight funds	52.5	17.3	69.8	50.1	19.7	39.5

	Nine-month period ended September 30,				Change, September 2011 vs. September 2010
Interest income:
Financial leases	73.0	14.6	87.6	58.9	28.7	48.7
Total interest income	2,151.0	1,029.9	3,180.9	2,238.2	942.7	42.1
Interest expense:
Checking accounts	(23.5)	(22.2)	(45.7)	(16.6)	29.0	174.5
Time deposits	(275.4)	(123.7)	(399.0)	(275.6)	123.5	44.8
Saving deposits	(282.7)	(23.8)	(306.6)	(212.1)	94.5	44.5
Total interest expense on deposits	(581.6)	(169.7)	(751.3)	(504.3)	247.0	49.0
Borrowing from banks and others	(83.6)	(58.5)	(142.1)	(40.7)	101.4	249.1
Interbank and overnight funds (expenses)	(76.0)	(3.1)	(79.1)	(61.7)	17.4	28.2
Long-term debt (bonds)	(51.7)	(13.7)	(65.4)	(44.7)	20.7	46.4
Total interest expense	(792.9)	(245.0)	(1,037.9)	(651.4)	386.5	59.3
Net interest income	1,358.1	784.9	2,143.0	1,586.8	556.2	35.1

(1)	Leasing Bogotá Panamá’s financial information is prepared in accordance with Colombian Banking GAAP and primarily reflects BAC Credomatic’s consolidated results.

Banco de Bogotá’s net interest income increased by 35.1% to Ps 2,143.0 billion in the nine-month period ended September 30, 2011 from Ps 1,586.8 billion in the nine-month period ended September 30, 2010. The increase in net interest income was primarily due to the acquisition of BAC Credomatic. Banco de Bogotá’s net interest income from its Colombian operations decreased by 14.4% or Ps 228.7 billion.

Total interest income increased by 42.1%, from Ps 2,238.2 billion to Ps 3,180.9 billion in the nine-month period ended September 30, 2011, primarily due to an increase in interest income from loans and financial leases, which rose by Ps 1,192.8 billion to Ps 2,692.4 billion. Banco de Bogotá’s Colombian operations contributed Ps 217.9 billion to this increase, with the remainder being contributed from BAC Credomatic’s operations.

The increase generated in Banco de Bogotá’s Colombian operations primarily reflected the 24.4% growth of the average combined loan and financial leases portfolio, which increased interest income by Ps 366.1 billion. Partly offsetting this increase was a decrease in the annualized yield of the Colombian operations from 10.0% in the nine-month period ended September 30, 2010 to 9.2% in the same period in 2011, which decreased interest income from loans and financial leases by Ps 148.2 billion.

Partially offsetting the increase in interest income from loans and from financial leases was the 39.2% decrease in income from investment securities, from Ps 688.6 billion to Ps 418.8 billion in the nine months ended September 30, 2010 and 2011. Under Colombian Banking GAAP, interest income from investment securities includes accrued interest on debt instruments, valuation adjustments and gains (losses) realized on debt and equity securities that are accounted for as “available for sale,” gains (losses) on repurchase transactions (i.e., repos), gains (losses) realized on the sale of debt securities, and mark-to-market gains (losses) on the trading securities portfolio.

BAC contributed Ps 37.7 billion of the total Ps 418.8 billion in income generated from investment securities in the nine-month period ended September 30, 2011. Banco de Bogotá’s Colombian operations contributed Ps 307.5 billion less than in the nine-month period ended September 30, 2010. Interest income from equity investments from Banco de Bogotá’s Colombian operations decreased by Ps 358.7 billion to Ps 7.0 billion mainly as a result of Corficolombiana having realized greater income from the appreciation of its equity portfolio in September 30, 2010 than in September 30, 2011 and greater losses from the depreciation of its equity portfolio in September 30, 2011 than September 30, 2010 (further explained in “—Segment results of operations for nine-month period ended September 30, 2011 compared to nine-month period ended September 30, 2010—Banco de Bogotá subsidiary analysis—Corficolombiana—Net interest income”). Interest income from the fixed income portfolio increased by 15.8% or Ps 51.2 billion in Banco de Bogotá’s Colombian operations due to an increase in the debt investment portfolio.

Total interest expense increased by Ps 386.5 billion or 59.3% to Ps 1,037.9 billion in the nine-month period ended September 30, 2011 from Ps 651.4 billion in the same period in 2010, primarily due to the BAC Credomatic acquisition which contributed Ps 245.0 billion in total interest expense, resulting from the contribution of approximately Ps 12,898.6 billion in average interest bearing liabilities. Interest expense in Banco de Bogotá’s Colombian operations increased by 21.7% or Ps 141.5 billion due to a 24.1% increase in the average balance of interest-bearing liabilities to Ps 32,101.2 billion at September 30, 2011, which includes borrowings made to hedge the BAC acquisition. This was partially offset by the average cost of funding decreasing from 3.4% in the nine-month period ended September 30, 2010 to 3.3% in the nine-month period ended September 30, 2011, resulting in a Ps 15.6 billion decrease in interest expense.

Banco de Bogotá’s net interest margin (calculated as net interest income divided by total average interest-earning assets) decreased from 6.8% in the nine-month period ended September 30, 2010 to 5.9% in the same period in 2011. The net interest margin of Banco de Bogotá’s Colombian operations decreased from 6.8% to 5.0%, due to a decrease in the annualized yield of our investment portfolio (the peso-denominated investment securities portfolio yielded 5.1% for the nine-month period ended September 30, 2011 compared to 10.2% yielded for the nine-month period ended September 30, 2010), a decrease in the annualized yield of our loans and financial leases (from 10.9% to 10.1% in the same periods of time),  and a slight increase in the annualized cost of the peso-denominated average interest bearing liabilities (3.6% for the nine-month period ended September 30, 2010 compared to 3.7% for the nine-month period ended September 30, 2011).

Provisions

Total net provisions decreased by 68.5% to Ps 94.1 billion in the nine-month period ended September 30, 2011, driven primarily by the increase in the recovery of provisions for foreclosed assets and other assets, which increased by Ps 181.1 billion to Ps 208.9 billion in the nine-month period ended September 30, 2011. This increase was due to the reversal of provision established by Corficolombiana associated with the realization of income from several of its equity security investments (further explained in “—Segment results of operations for nine-month period ended September 30, 2011 compared to nine-month period ended September 30, 2010—Banco de Bogotá subsidiary analysis—Corficolombiana—Provisions”).

Partially offsetting the decrease in total net provisions was the increase in net provisions for loan and financial lease losses which increased by Ps 62.0 billion to Ps 281.2 billion in September 30, 2011 from Ps 219.2 billion in the same period in 2010 of which Ps 113.1 billion was due to the BAC Credomatic acquisition. Provisions for loan and financial lease losses stemming from Banco de Bogotá’s Colombian operations decreased by 23.3% due to improvements in Banco de Bogotá’s credit quality. Banco de Bogotá’s past due loans at September 30, 2011 grew by 53.4% to Ps 897.8 billion, which was almost entirely attributable to the BAC Credomatic acquisition. Despite the increase in past due loans, Banco de Bogotá’s delinquency ratio decreased by 20 basis points from 2.6% at September 30, 2010 to 2.4% at September 30, 2011. Banco de Bogota’s Colombian operations delinquency ratio was 2.1% at September 30, 2011, and BAC Credomatic’s was 3.2% at September 30, 2011. BAC’s higher delinquency ratio is due to a greater concentration of consumer loans than Banco de Bogota’s Colombian operations, due to BAC’s focus on consumer, including credit card, products.

Charge-offs increased by Ps 126.8 billion to Ps 287.9 billion in September 30, 2011 from Ps 161.1 billion in September 30, 2010; Ps 129.2 billion of this growth was due to the acquisition of BAC. Charge-offs for Banco de Bogotá’s Colombian operations decreased by Ps 2.3 billion. Banco de Bogotá’s annualized charge-offs to average loan ratio increased from 1.0% in September 30, 2010 to 1.1% in September 30, 2011.

Banco de Bogotá’s allowance for loans and financial leases increased by Ps 208.8 billion to Ps 1,031.1 billion at September 30, 2011. This increase was primarily due to the acquisition of BAC, which resulted in Banco de Bogotá’s past due loans growing at a faster pace, and its coverage ratio decreasing from 140.5% at September 30, 2010 to 114.8% at September 30, 2011. The lower coverage ratio was due to the fact that BAC proportionally contributed more in past due loans than in allowance for loans and financial leases, which was expected considering 30.5% of BAC’s gross loan portfolio was concentrated in mortgage loans, which require lower allowances than other types of loans. In its Colombian operations, Banco de Bogotá’s net provisions for loan and financial lease losses were greater than its charge-offs, which resulted in a 1.4% increase in its allowance for loan financial lease losses attributable to its Colombian operations to Ps 833.4 billion at September 30, 2011. This growth combined with the decrease in past due loans in its Colombian operations, resulted in an increase in its coverage ratio of its Colombian operations from 140.5% at September 30, 2010 to 151.3% at September 30, 2011.

Net provisions for accrued interest and other receivables increased by Ps 9.7 billion to Ps 31.1 billion, while the recovery of charged-off assets increased by Ps 15.7 billion to Ps 34.4 billion primarily as a result of a slightly more successful recovery effort by Banco de Bogotá.

Total fees and other services income

	Nine-month period ended September 30,				Change, September 2011 vs. September 2010
	2011			2010	#	%
	Colombian operations	Leasing Bogotá Panamá (1)	Total	Total
	(in Ps billions)
Fees and other services income:
Commissions from banking services	396.7	303.2	699.9	378.4	321.5	85.0
Branch network services	27.6	–	27.6	16.2	11.4	70.7
Credit card merchant fees	39.4	124.1	163.5	37.0	126.6	342.4
Checking fees	32.0	–	32.0	31.6	0.5	1.5
Warehouse services	83.3	–	83.3	65.7	17.6	26.8
Fiduciary activities	73.5	–	73.5	73.2	0.4	0.5
Pension plan administration	332.4	6.9	339.3	300.2	39.1	13.0
Other	33.0	40.2	73.1	17.2	56.0	326.3
Total fees and other services income	1,017.8	474.4	1,492.2	919.3	572.9	62.3
Fees and other services expenses	(145.0)	(43.5)	(188.6)	(121.7)	66.9	54.9
Total fees and other services income, net	872.8	430.9	1,303.7	797.6	506.1	63.5

(1)	Leasing Bogotá Panamá’s financial information is prepared in accordance with Colombian Banking GAAP and primarily reflects BAC Credomatic’s consolidated results.

Total net fees and other services income increased by 63.5% to Ps 1,303.7 billion in the nine-month period ended September 30, 2011, primarily as a result of higher commissions from banking services and increased credit card merchant fees, mainly due to the acquisition of BAC Credomatic. BAC Credomatic contributed Ps 303.2 billion in commissions from banking services and Ps 124.1 billion in credit card merchant fees, while adding approximately Ps 43.5 billion in fee expenses. The remaining increase in commissions from banking services was due to increased interest-bearing deposits and higher income generated by social security payments in Banco de Bogotá’s Colombian operations. The 13.0% increase in pension plan administration fees is a result of higher income produced by Porvenir, which is further explained in “—Segment results of operations for nine-month period ended September 30, 2011 compared to nine-month period ended September 30, 2010—Banco de Bogotá subsidiary analysis—Porvenir—Net income.” The Ps 56.0 billion increase in “Other” fees is primarily attributable to a Ps 40.2 billion increase in income generated by BAC Credomatic, which includes insurance sales commissions, investment fund administration fees, pension administration fees outside of Colombia, travel agency fees and others. Warehouse services fees increased by Ps 17.6 billion to Ps 83.3 billion due to fees contributed by Almaviva, Banco de Bogota’s warehouse subsidiary. This rise in the income of warehoused services resulted from the general recovery of the economy, which spurred greater imports / exports from existing clients and the addition of new clients.

Other operating income

	Nine-month period ended September 30,				Change, September 2011 vs. September 2010
	2011			2010	#	%
	Colombian operations	Leasing Bogotá Panamá(1)	Total	Total
	(in Ps billions)
Foreign exchange gains (losses), net	59.9	69.3	129.2	(50.6)	179.8	355.3
Gains on derivative operations, net	(22.0)	(5.6)	(27.6)	116.3	(144.0)	(123.7)
Gains on sales of investments in equity securities, net	18.1	–	18.1	24.1	(6.0)	(24.8)
Income from non-financial sector, net (2)	214.2	–	214.2	200.3	13.9	6.9
Dividend income	78.7	–	78.7	46.7	32.0	68.5
Other	55.2	0.2	55.4	32.6	22.8	69.8
Total other operating income	404.1	63.9	468.0	369.5	98.5	26.7

(1)	Leasing Bogotá Panamá’s financial information is prepared in accordance with Colombian Banking GAAP and primarily reflects BAC Credomatic’s consolidated results.

(2)
Income from non-financial sector reflects the operating results of Corficolombiana in its consolidated investments in companies not related to the financial sector such as,” Estudios Proyectos e Inversiones de los Andes S.A., or “Epiandes,” Hoteles Estelar S.A., or “Hoteles Estelar,” and Organización Pajonales S.A., or “Organización Pajonales,” among others. This result is net of the following operating and administrative expenses in the nine-month period ended September 30, 2011 and 2010: Ps 602.7 billion and Ps 581.8 billion, respectively. For a description of these investments, see “Information on the Company—Corficolombiana—Equity investment portfolio.”

Total other operating income, net increased by 26.7% to Ps 468.0 billion in the nine months ended September 30, 2011 due primarily to a Ps 35.8 increase in net foreign exchange and derivative operations, a Ps 32.0 billion increase in dividend income, a Ps 22.8 increase in “Other” income and a Ps 13.9 billion increase in income from the non-financial sector. BAC Credomatic and Banco de Bogotá’s Colombian operations represented Ps 63.9 billion and Ps 404.1 billion, respectively, of other operating income.

Foreign exchange gains (losses) and gains on derivative operations, which are related as Banco de Bogotá employs derivative operations to hedge foreign exchange risk, netted a decrease of Ps 35.8 billion. However, BAC Credomatic operations netted a gain of Ps 63.7 billion which was offset by a net decrease of Ps 27.9 billion in Banco de Bogotá Colombian operations. The decrease in Banco de Bogotá’s Colombian operations was due to an increase in foreign exchange expenses, which were higher than increases recorded in derivative operations gains, due to net losses in hedge operations. At September 30, 2011, BAC Credomatic conducted limited hedging operations, relating to interest rate derivatives, which were primarily held for economic hedging and balance sheet management.

The increase in dividend income by Ps 32.0 billion to Ps 78.7 billion in the nine-month period ended September 30, 2011, from Ps 46.7 billion in the same period in 2010, was due to increased dividends from non-consolidated subsidiaries of Corficolombiana, resulting in gains on its investments.

Operating expenses

	Nine-month period ended September 30,			Change, September 2011 vs. September 2010
	2011			2010	#	%
	Colombian operations	Leasing Bogotá Panamá(1)	Total	Total
	(in Ps billions)

Salaries and employee benefits	(460.0)	(330.2)	(790.2)	(423.5)	366.7	86.6
Bonus plan payments	(18.0)	(41.1)	(59.1)	(13.9)	45.2	325.5
Termination payments	(2.1)	(12.9)	(15.0)	(1.4)	13.6	991.8
Administrative and other expenses	(749.7)	(350.0)	(1,099.7)	(662.7)	437.1	66.0
Deposit security, net	(56.1)	(6.4)	(62.5)	(49.6)	12.9	26.0
Charitable and other donation expenses	(7.1)	(1.2)	(8.3)	(1.2)	7.1	578.8
Depreciation	(43.7)	(43.7)	(87.4)	(39.5)	47.9	121.4
Goodwill amortization	(15.6)	(43.7)	(59.3)	(14.0)	45.3	322.9
Total operating expenses	(1,352.2)	(829.2)	(2,181.4)	(1,205.8)	975.7	80.9

(1)	Leasing Bogotá Panamá’s financial information is prepared in accordance with Colombian Banking GAAP and primarily reflects BAC Credomatic’s consolidated results.

Total operating expenses increased by 80.9% to Ps 2,181.4 billion in the nine-month period ended September 30, 2011. This increase primarily reflected 86.6% and 66.0% rises in salaries and employee benefits and administrative and other expenses, respectively, and mainly reflects the BAC Credomatic acquisition. Salaries and employee benefits from Banco de Bogotá’s Colombian operations increased by 8.6% to Ps 460.0 billion in the nine-month period ended September 30, 2011 due to an increase in personnel, while administrative and other expenses grew by 13.1% from Ps 662.7 billion at September 30, 2010 to Ps 749.7 billion in the nine-month period ended September 30, 2011 due primarily to additional costs associated with growth of Banco de Bogotá’s loan portfolio and the increase in the Equity Tax. The Equity Tax in 2011 was levied on Banco de Bogotá’s net worth at December 31, 2010 and was assessed at a surcharge of 1.2% to provide assistance to the flood victims in Colombia in accordance with Decree No. 4825. See “—Principal factors affecting our financial condition and results of operations—Tax policies.” In this period, BAC Credomatic’s salaries and employee benefits and administrative and other expenses represented Ps 330.2 billion.

Banco de Bogotá’s efficiency ratio including BAC, deteriorated from 41.8% at September 30, 2010 to 52.0% at September 30, 2011. Banco de Bogotá’s efficiency ratio for its Colombian operations deteriorated from 41.8% to 49.1% during these same periods. BAC Credomatic’s efficiency ratio at September 30, 2011 was 58.0%.

Depreciation and goodwill amortization increased by Ps 93.2 billion in the nine-month period ended September 30, 2011 from Ps 53.5 billion to Ps 146.7 billion, primarily due to BAC Credomatic acquisition. BAC Credomatic and Banco de Bogotá’s Colombian operations accounted for Ps 87.4 billion and Ps 59.3 billion, respectively.

Non-operating income (expense)

Total non-operating income (expense) increased by Ps 20.5 from Ps 50.4 billion to Ps 71.0 billion in the nine-month period ended September 30, 2011 due to an increase in recoveries and sales of foreclosed assets.

Income tax expense

Income before income tax expense and non-controlling interest increased 31.5% from Ps 1,300.0 billion for the nine-month period ended September 30, 2010 to Ps 1,710.1 billion for the nine-month period ended September 30, 2011, which latter period reflected the acquisition of BAC Credomatic. Our income tax expense increased by 40.2% to Ps 519.1 billion for the nine-month period ended September 30, 2011. Accordingly, our effective tax rate increased from 28.5% for the nine-month period ended September 30, 2010 to 30.4% for the nine-month period ended September 30, 2011 due to an increase in tax payable by our Colombian operations.

Non-controlling interest

Banco de Bogotá’s non-controlling interest increased by Ps 68.2 billion, or 19.7%, in the nine-month period ended September 30, 2011. The increase in non-controlling interest was primarily due to higher net income before non-controlling interest. This was primarily a result of Corficolombiana achieving better results in the nine-month period ended September 30, 2011 as compared to the same period in 2010 (Ps 384.5 billion as compared to Ps 356.2 billion, respectively) as further described in the September 30, 2011 – September 30, 2010 discussion. In the nine-month period ended September 30, 2011 BAC Credomatic contributed Ps 239.0 billion in net income.

Banco de Bogotá subsidiary analysis

Banco de Bogotá’s results of operations are significantly affected by the results of operations of its subsidiaries, Corficolombiana and Porvenir. In order to fully disclose the effect of these subsidiaries on Banco de Bogotá, the following is an analysis of the results of operations of each of Corficolombiana and Porvenir in the nine-month period ended September 30, 2011 compared to the nine-month period ended September 30, 2010.

Corficolombiana

Net income

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Total interest income	209.7	471.2	(261.5)	(55.5)
Total interest expense	(137.4)	(122.2)	15.2	12.4
Net interest income	72.3	349.0	(276.7)	(79.3)
Total provisions, net	183.8	(73.3)	(257.1)	(350.7)
Total fees and other services income, net	39.7	28.4	11.3	39.9
Total other operating income	346.8	256.3	90.5	35.3
Total operating income	642.6	560.4	82.2	14.7
Total operating expenses	(109.4)	(86.3)	23.1	26.8
Net operating income	533.2	474.1	59.1	12.5
Total non-operating income (expense), net	11.6	0.8	10.8	1,391.1
Income before income tax expense and non-controlling interest	544.8	474.9	69.9	14.7
Income tax expense	(97.1)	(79.1)	18.1	22.9
Income before non-controlling interest	447.7	395.9	51.8	13.1
Non-controlling interest	(63.2)	(39.6)	23.6	59.4
Net income attributable to shareholders	384.5	356.2	28.3	7.9

Corficolombiana’s net income increased by 7.9% to Ps 384.5 billion in the nine-month period ended September 30, 2011 as compared to the nine-month period ended September 30, 2010. The most significant drivers of the increase in net income were a decrease in provisions for its equity portfolio and an increase in total other operating income, which reflected an increase in dividend income and net income from the non-financial sector. The decrease of 79.3% or Ps 276.7 billion in net interest income, which was primarily due to a reduction in interest income from investment securities, partially offset the increase in net income. In the first nine months of 2011, Corficolombiana recorded a Ps 122.1 billion loss on its investment in Promigas, which was due to its reclassification from “medium” to “low” liquidity (bursatilidad). Colombian regulations require gains (losses) to be realized on any “available for sale” investment in stock that is reclassified by the Colombian Stock Exchange into one of the following three liquidity (bursatilidad) classifications: “high,” “medium” or “low.” This loss was largely offset by the reversal of Ps 122 billion of the market risk provision Corficolombiana established in 2010. Corficolombiana’s efficiency ratio deteriorated from 13.3% in the first nine months of 2010 to 23.1% in the first nine months of 2011.

Net interest income

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Interest income:
Interest on loans	9.5	7.6	2.0	26.5
Interest on investment securities	130.9	393.4	(262.5)	(66.7)
Interbank and overnight funds	31.9	31.6	0.3	0.8
Financial leases	37.4	38.6	(1.2)	(3.1)
Total interest income	209.7	471.2	(261.5)	(55.5)
Interest expense:
Checking accounts	–	–	–	–
Time deposits	(62.6)	(55.1)	7.6	13.8
Saving deposits	(2.0)	(4.6)	(2.6)	(55.8)
Total interest expense on deposits	(64.7)	(59.6)	5.0	8.5
Borrowing from banks and others	(25.0)	(7.5)	17.5	233.3
Interbank and overnight funds (expenses)	(43.2)	(48.1)	(5.0)	(10.3)
Long-term debt (bonds)	(4.6)	(7.0)	(2.4)	(33.8)
Total interest expense	(137.4)	(122.2)	15.2	12.4
Net interest income	72.3	349.0	(276.7)	(79.3)

Net interest income decreased by 79.3% to Ps 72.3 billion in the nine-month period ended September 30, 2011. Total interest income, which consists of income from loans, investment securities, interbank and overnight funds and financial leases, decreased by 55.5% to Ps 209.7 billion in the first nine months of 2011. This decline was almost entirely due to the Ps 262.5 billion decrease in income on investment securities from Ps 393.4 billion in the nine-month period ended September 30, 2010 to Ps 130.9 billion in the nine-month period ended September 30, 2011. The drop in income from investment securities was due to a decline in income from the equity portfolio, partially offset by an increase in income from the fixed income portfolio.

Corficolombiana’s equity portfolio generated Ps 3.4 billion in income in the nine-month period ended September 30, 2011, which represented a 98.9% decrease from the Ps 312.7 billion yielded in the nine-month period ended September 30, 2010. The primary reason for the decrease was the fact that in the nine-month period ended September 30, 2010 Corficolombiana recorded a Ps 200.6 billion gain associated with its investment in Sociedad de Inversiones en Energia S.A., or “SIE,” the majority of which was related to the reclassification of SIE in February 2010 from “available for sale” to “trading” (as further explained in “—Segment results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009—Banco de Bogotá—Banco de Bogotá subsidiary analysis—Corficolombiana—Net interest income”), while in the nine-month period ended September 30, 2011 Corficolombiana recorded a Ps 31.0 billion mark-to-market loss from this investment.

Additionally, in the nine-month period ended September 30, 2011 Corficolombiana recorded a Ps 122.1 billion loss from its investment in Promigas, while in the nine-month period ended September 30, 2010 Promigas generated a Ps 13.0 billion gain. In February 2011, the Colombian Stock Exchange reclassified Promigas’ stock from “medium” to “low” liquidity (bursatilidad) and Colombian regulations require the owner of an investment that has had its liquidity classification decreased to “low” by the Colombian Stock Exchange to realize the unrealized gains (losses) associated with that investment as gains (losses) on the income statement, regardless of its balance sheet classification. As a result, despite the fact that Promigas had been classified as “available for sale” since December 2010 (and remains classified as “available for sale”), Corficolombiana was required to realize its Ps 122.1 billion unrealized loss associated with this investment.

Corficolombiana did not record any income from investment securities related to its investment in Empresa de Energía de Bogotá S.A. E.S.P., or “EEB,” in the nine-month period ended September 30, 2011. By contrast, in the nine-month period ended September 30, 2010 it recorded Ps 92.0 billion in mark-to-market gain contributed by EEB. The reason for this was that in December 2010 Corficolombiana deemed its investment in EEB to be of a strategic nature (further explained in “—Segment results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009—Banco de Bogotá —Banco de Bogotá subsidiary analysis—Corficolombiana—Net interest income”), and as a result, it reclassified it from “trading” to “available for sale” at that time. At September 30, 2011, EEB continued to be classified as “available for sale.”

Corficolombiana recorded a Ps 41.8 billion mark-to-market loss on its investment in Banco de Occidente in the nine-month period ended September 30, 2011. Banco de Occidente did not generate any mark-to-market gains / losses in the nine-month period ended September 30, 2010 due to the fact this investment was not classified as “trading” until November 2010. At September 30, 2011, Corficolombiana continued to have Banco de Occidente classified as “trading.”

Partially offsetting these declines in interest income from investment securities was the recording of Ps 129.6 billion in income stemming from Corficolombiana’s private investment fund, which is independently directed by Corredores Asociados.

Corficolombiana also recorded Ps 67.2 billion in income from investment securities related to mark-to-market gains on its investment in Proenergia, which Corficolombiana classified as “trading” in January 2011. The investment has experienced changes in liquidity (bursatilidad) since then and at September 30, 2011 it is classified as “available for sale.” Proenergia was not listed on the Colombian Stock Exchange until November 2010 and as a result it did not generate any mark-to-market gains / losses in the nine-month period ended September 30, 2010.

Corficolombiana’s fixed income portfolio generated Ps 127.5 billion of income in the nine-month period ended September 30, 2011, which was Ps 46.7 billion higher than the Ps 80.8 billion generated in the nine-month period ended September 30, 2010. This was primarily due to challenging months in January and February 2010 and higher interest accrued from its fixed income portfolio in the nine-month period ended September 30, 2011.

Interest expense increased by 12.4% to Ps 137.4 billion in the nine-month period ended September 30, 2011 as compared to the nine-month period ended September 30, 2010, primarily due to a Ps 17.5 billion, or 233.3%, increase in expenses from borrowings from banks and others to Ps 25.0 billion.

Provisions

Corficolombiana’s net provisions decreased by Ps 257.1 billion to Ps 183.8 billion in the nine-month period ended September 30, 2011 as compared to the nine-month period ended September 30, 2010. This decrease was attributable in part to the reversal of Ps 122 billion of the cautionary Ps 245 billion market risk provision established by Corficolombiana in December 2010. This reversal was made in order to offset the Ps 122.1 billion loss associated with the investment in Promigas, which was related exclusively to the aforementioned change in the bursatility classification of Promigas’ stock by the Colombian Stock Exchange.

In addition, provisions were higher than usual in the nine-month period ended September 30, 2010 due to a Ps 71.1 billion gross provision established by Corficolombiana related to the realization of income stemming from its investment in SIE (see “—Segment results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009—Banco de Bogotá—Banco de Bogotá subsidiary analysis—Corficolombiana—Net interest income”). During the nine-month period ended September 30, 2011, Ps 69.7 billion of this provision was reversed because of the impending sale of an investment.

Total fees and other services income

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	2.1	3.0	(0.9)	(30.1)
Fiduciary activities	24.3	25.9	(1.6)	(6.2)
Other	18.0	4.3	13.7	316.2
Total fees and other services income	44.4	33.3	11.1	33.5
Fees and other services expenses	(4.7)	(4.9)	(0.2)	(3.5)
Total fees and other services income, net	39.7	28.4	11.3	39.9

Net fee and other services income increased by Ps 11.3 billion to Ps 39.7 billion in the nine-month period ended September 30, 2011. This increase was primarily due to a Ps 13.7 billion increase in the “Other” fee line-item, which principally reflected an increase in investment banking advisory fees in the nine-month period ended September 30, 2011 as compared to the nine-month period ended September 30, 2010.

Other operating income

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(3.4)	(47.7)	44.2	92.8
Gains on derivative operations, net	13.9	40.9	(27.0)	(66.0)
Gains on sales of investments in equity securities, net	17.6	17.3	0.3	1.7
Income from non-financial sector, net	214.2	200.3	13.9	6.9
Dividend income	76.2	41.1	35.0	85.2
Other	28.4	4.4	24.0	544.1
Total other operating income	346.8	256.3	90.5	35.3

Total other operating income increased by 35.3% to Ps 346.8 billion in the nine-month period ended September 30, 2011. This increase was mainly driven by an increase of Ps 35.0 billion in dividend income, Ps 24.0 billion in “Other” income, Ps 13.9 billion in net income from non-financial sector, and Ps 17.2 billion in net foreign exchange and derivative operations.

The Ps 35.0 billion increase in dividend income to Ps 76.2 billion reflects Promigas’ investment accounting reclassification in 2010. In the nine-month period ended September 30, 2010, Promigas’ dividends were not recorded under the dividend income line-item because at the time this investment was classified as “trading,” and as a result of Colombian accounting conventions, its dividends were recorded under the line-item “interest from investment securities.” In the nine-month period ended September 30, 2011, Promigas’ contributed Ps 36.0 billion in dividends that were recorded under the “dividend income” line-item, as Promigas’ was classified as “available for sale” since December 2010.

Additionally, net income from the non-financial sector increased by 6.9% to Ps 214.2 billion in the nine-month period ended September 30, 2011, primarily as a result of a rise in the net income of Epiandes and Estudios y Proyectos del Sol S.A., or “Episol” (two of Corficolombiana’s consolidated real-sector investments).

Finally, net foreign exchange losses decreased by Ps 44.2 billion to Ps 3.4 billion due to the lower appreciation of the Colombian Peso in the nine-month period ended September 30, 2011 as compared to the nine-month period ended September 30, 2010. This increase in net income was partially offset by decrease-related net gains on derivative operations, which declined by Ps 27.0 billion to Ps 13.9 billion, as a result of the above-mentioned lower appreciation of the Colombian peso and lesser profits generated by local currency fixed income derivative positions.

Operating expenses

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Salaries and employee benefits	(36.2)	(32.1)	4.1	12.8
Bonus plan payments	(3.8)	(3.9)	(0.2)	(4.3)
Termination payments	(1.2)	(0.2)	1.0	394.2
Administrative and other expenses	(60.3)	(42.8)	17.4	40.6
Deposit security, net	(4.1)	(4.0)	0.1	3.0
Charitable and other donation expenses	(0.6)	(0.8)	(0.2)	(26.0)
Depreciation	(2.7)	(2.3)	0.4	18.7
Goodwill amortization	(0.5)	–	0.5	–
Total operating expenses	(109.4)	(86.3)	23.1	26.8

Corficolombiana’s total operating expenses increased by 26.8% to Ps 109.4 billion in the nine-month period ended September 30, 2011 as compared to the nine-month period ended September 30, 2010. This increase was almost entirely due to a Ps 17.4 billion increase in administrative and other expenses, of which approximately Ps 15 billion is attributable to the additional equity tax imposed on Colombian institutions in 2011. Total operating expenses before depreciation and goodwill amortization grew more rapidly than total operating income before provisions, worsening Corficolombiana’s efficiency ratio by increasing from 13.3% in the nine-month period ended September 30, 2010 to 23.1% in the nine-month period ended September 30, 2011.

Non-operating income (expense)

Total non-operating income (expense) increased by Ps 10.8 billion to Ps 11.6 billion in the nine-month period ended September 30, 2011, mainly due to an increase in non-operating income from Ps 43.5 billion in the first nine months of 2010 to Ps 54.1 billion in the first nine months of 2011. The increase in non-operating income was principally a result of an increase in the gain on sale of foreclosed assets and other recoveries.

Porvenir

Porvenir generates income primarily from fees on its customers’ pension contributions, which consist predominantly of monthly mandatory contributions. It also generates net interest income, composed almost entirely of investment income from the appreciation of Porvenir’s proprietary trading portfolio, which can be divided into two components: (1) income from its stabilization reserve, which is the legally required proprietary stake (1% of assets under management) in its funds that are subject to a minimum return guarantee; and (2) direct investment portfolio income, which includes income from fixed income securities and money market instruments. As a result, Porvenir’s revenue is mainly affected by the number of contributors, the salaries of contributors, any changes in applicable fee rates and the rate of return of its assets under management.

Net income

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Total interest income	7.7	48.6	(40.9)	(84.1)
Total interest expense	(2.3)	(0.1)	2.1	1,452.6
Net interest income	5.5	48.5	(43.0)	(88.7)
Total provisions, net	(0.8)	(0.2)	0.6	372.3
Total fees and other services income, net	308.1	273.8	34.2	12.5
Total other operating income	4.2	2.4	1.9	78.4
Total operating income	316.9	324.5	(7.5)	(2.3)

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Total operating expenses	(146.8)	(136.6)	10.2	7.5
Net operating income	170.1	187.9	(17.7)	(9.4)
Total non-operating income (expense), net	9.7	0.5	9.2	1,868.3
Income before income tax expense and non-controlling interest	179.9	188.4	(8.5)	(4.5)
Income tax expense	(64.0)	(63.8)	0.2	0.4
Non-controlling interest	(0.1)	(0.1)	0.0	41.2
Net income	115.7	124.5	(8.8)	(7.0)

Porvenir’s net income decreased by 7.0% to Ps 115.7 billion in the nine-month period ended September 30, 2011 as compared to the nine-month period ended September 30, 2010. This fall was primarily driven by a decrease in net interest income and an increase in total operating expenses, partially offset by the increase in net fee income. Porvenir’s efficiency ratio worsened over this period, increasing from 40.9% in the first nine months of 2010 to 44.7% in the first nine months of 2011.

Total fees and other services income

Total net fees and other services income consist primarily of commissions earned on the administration of mandatory pension funds, severance funds, voluntary pension funds and third-party liability pension funds. Porvenir’s total net fees and other services income increased by 12.5% to Ps 308.1 billion in the nine-month period ended September 30, 2011, driven primarily by the increase in the revenues received from the administration of mandatory pension funds, which rose by Ps 22.4 billion, from Ps 201.1 billion in the nine-month period ended September 30, 2010 to Ps 223.5 billion in the nine-month period ended September 30, 2011, due to a 7.4% increase in the average number of contributors and a 3.9% increase in the average wage earned per contributor to Ps 1.1 million.

Additionally, an increase in revenue associated with the management of voluntary pension funds, which rose by Ps 2.5 billion, from Ps 31.7 billion in the nine-month period ended September 30, 2010 to Ps 34.2 billion in the nine-month period ended September 30, 2011, also contributed to the increase in fee revenue.

Third-party liability pension funds increased by Ps 2.3 billion from Ps 12.8 billion in the nine-month period ended September 30, 2010 to Ps 15.1 billion in the nine-month period ended September 30, 2011. This increase was due to an increase in the income generated by the National Pension Fund of Territorial Entities (Fondo Nacional de Pensiones de las Entidades Territoriales), or “FONPET,” Commission earned from FONPET depends on the rate of return of the portfolio.

Also contributing to the increase in fee income was a Ps 4.5 billion increase in fees from severance fund management, which rose from Ps 37.6 billion in the nine-month period ended September 30, 2010 to Ps 42.1 billion in the nine-month period ended September 30, 2011. This increase was mainly due to the migration of assets from the short-term portfolio to the long-term portfolio and the rise in the assets under management in the severance fund, which increased by 3.2%.

Commissions from banking services, which consist primarily of fees charged by Gestión y Contacto S.A., or to customers for information processing, increased by Ps 1.8 billion to Ps 11.6 billion in the nine-month period ended September 30, 2011.

Fees and other service expenses remained basically unchanged at Ps 37.3 billion for the nine-month period ended September 30, 2010 and for the nine-month period ended September 30, 2011.

Net interest income

Net interest income decreased by Ps 43.0 billion to Ps 5.5 billion in the nine-month period ended September 30, 2011. This decrease was primarily due to the decline in the rate of return of Porvenir’s mandatory investment in its stability reserve as prevailing market conditions in the first nine months of 2011 were not particularly favorable, in the local and global equity markets. Porvenir’s rate of return on its investment portfolio decreased from 13.5% in the nine-month period ended September 30, 2010 to 1.1% in the nine-month period ended September 30, 2011. This effect was partially offset by an increase in the average volume of the investment portfolio, which grew by 34.5% from Ps 487.3 billion at September 30, 2010 to Ps 655.4 billion at September 30, 2011.

Operating expenses

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Salaries and employee benefits	(59.9)	(54.6)	5.4	9.8
Bonus plan payments	(1.2)	(2.9)	(1.8)	(60.0)
Termination payments	(0.1)	(0.2)	(0.1)	(66.8)
Administrative and other expenses	(79.9)	(75.2)	4.6	6.2
Deposit security, net	–	–	–	–
Charitable and other donation expenses	(1.0)	–	1.0
Depreciation	(4.8)	(3.7)	1.1	28.9
Goodwill amortization	–	–	–	–
Total operating expenses	(146.8)	(136.6)	10.2	7.5

Porvenir’s total operating expenses in the nine-month period ended September 30, 2011 increased by 7.5% to Ps 146.8 billion due primarily to the 6.2% growth of administrative and other expenses to Ps 79.9 billion. This increase was primarily attributable to the equity tax imposed by the Colombian government on Colombian institutions in 2011. Salaries and employee benefits increased by 9.8% to Ps 59.9 billion, which was consistent with the organic growth of the business. As previously mentioned, Porvenir’s efficiency ratio in the nine-month period ended September 30, 2011 worsened in comparison to the same period in 2010, increasing from 40.9% to 44.7%.

Non-operating income (expense)

Total non-operating income (expense) includes provisions, gains on sale of property, administrative authority fines, and labor demand penalties. Total non-operating income (expense) in the nine-month period ended September 30, 2011 increased by Ps 9.2 billion from Ps 0.5 billion in the nine-month period ended September 30, 2010 to Ps 9.7 billion. This increase was due to a higher reversal of provisions in the nine-month period ended September 30, 2011 as compared to the nine-month period ended September 30, 2010.

Banco de Occidente

Net income

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Total interest income	1,157.4	1,066.0	91.4	8.6
Total interest expense	(369.1)	(354.3)	(14.9)	(4.2)
Net interest income	788.3	711.8	76.5	10.8
Total provisions, net	(126.8)	(177.5)	(50.6)	(28.5)
Total fees and other services income, net	160.1	139.0	21.2	15.2
Total other operating income	258.3	272.7	(14.5)	(5.3)

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Total operating income	1,079.9	946.0	133.9	14.2
Total operating expenses	(625.2)	(568.2)	56.9	10.0
Net operating income	454.7	377.8	76.9	20.4
Total non-operating income (expense), net	9.6	16.2	(6.6)	(41.0)
Income before income tax expense and non-controlling interest	464.3	394.0	70.3	17.8
Income tax expense	(116.9)	(87.7)	29.2	33.2
Income before non-controlling interest	347.4	306.2	41.1	13.4
Non-controlling interest	(1.5)	(1.7)	(0.2)	(13.5)
Net income attributable to shareholders	345.9	304.5	41.4	13.6

Banco de Occidente’s net income attributable to its shareholders increased by 13.6% to Ps 345.9 billion for the nine-month period ended September 30, 2011. The most important drivers of this increase were the growth in net interest income and a decrease in net provisions driven by a decrease in loans and financial leases and an increase in recovery of charged-off assets, offset in part by an increase in total operating expense, an increase in income tax expense and a decrease in “Other” operating income. Banco de Occidente’s efficiency ratio worsened during this period, increasing from 42.6% in September 30, 2010 to 44.5% in September 30, 2011.

Net interest income

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Interest income:
Interest on loans	772.9	703.1	69.8	9.9
Interest on investment securities	145.2	155.0	(9.8)	(6.3)
Interbank and overnight funds	20.2	16.7	3.5	21.2
Financial leases	219.1	191.3	27.9	14.6
Total interest income	1,157.4	1,066.0	91.4	8.6
Interest expense:
Checking accounts	(5.2)	(3.5)	1.7	47.9
Time deposits	(82.7)	(111.6)	(28.9)	(25.9)
Saving deposits	(129.3)	(108.4)	20.9	19.3
Total interest expense from deposits	(217.2)	(223.5)	(6.3)	(2.8)
Borrowing from banks and others	(54.3)	(58.4)	(4.1)	(7.0)
Interbank and overnight funds (expenses)	(11.3)	(3.7)	7.6	204.6
Long-term debt (bonds)	(86.3)	(68.7)	17.6	25.6
Total interest expense	(369.1)	(354.3)	14.9	4.2
Net interest income	788.3	711.8	76.5	10.8

Banco de Occidente’s net interest income increased by 10.8% from Ps 711.8 billion for the nine-month period ended September 30, 2010 to Ps 788.3 billion for the nine-month period ended September 30, 2011. This increase was primarily driven by a 10.9% increase in the interest earned on loans and financial leases to Ps 992.0 billion for the nine-month period ended September 30, 2011. The 16.2% growth of Banco de Occidente’s average loan and financial lease portfolio to Ps 12,316.1 billion on September 30, 2011 resulted in a Ps 127.6 billion increase in interest income over the same period. Offsetting this increase in part was the decrease in average yield from 11.3% for the nine-month period ended September 30, 2010 to 10.7% for the same period in 2011, which resulted in a Ps 29.9 billion decrease in interest income from loans and financial leases.

The 4.2% increase in total interest expense to Ps 369.1 billion for the nine-month period ended September 30, 2011 partially offset the increase in interest income. The increase in interest paid on interest-bearing liabilities was concentrated in savings deposits, for which interest expense increased by Ps 20.9 billion (Ps 10.7 billion due to an increase in their average balance and Ps 10.2 due to an increase in rate paid) and long-term debt, for which interest expense increased by Ps 17.6 billion (Ps 18.6 billion due to an increase in their average balance, partially offset by a Ps 0.9 billion decrease due to an decrease in rate paid). The increase in interest paid was partially off-set by a Ps 28.9 billion decrease in interest expense for time deposits (Ps 20.9 billion due to a decrease in rate paid and Ps 8.0 billion due to a decrease in average balance).

Interest income from investment securities decreased by 6.3% to Ps 145.16 billion for the nine-month period ended September 30, 2011. The fixed income portfolio generated Ps 145.15 billion, or 99.99%, of Banco de Occidente’s earnings on investment securities in September 30, 2011, which was 6.3% lower than the Ps 154.90 billion earned on fixed income investments in September 30, 2010 due to a decrease in the average balance. The equity portfolio generated the remaining Ps 0.01 billion, or 0.01%, of the interest income from investment securities, which was marginally down from the Ps 0.05 billion produced by the equity portfolio in September 30, 2010.

Banco de Occidente’s net interest margin increased to 6.2% at September 30, 2011, from 6.0% at September 30, 2010. Despite the increase in net interest margin, the spread between the yield earned on its loans and financial leases and the cost of its interest bearing liabilities decreased from 7.1% in September 30, 2010 to 6.7% in September 30, 2011.

Provisions

Total net provisions decreased by 28.5% to Ps 126.8 billion for the nine-month period ended September 30, 2011, driven by a decrease in net provisions for loans and financial leases and an increase in recovery of charged-off assets. Net provisions for loan and financial lease losses, the main component of total net provisions, decreased by 21.2% to Ps 143.6 billion for the nine-month period ended September 30, 2011 as a result of the improvement of Banco de Occidente’s credit quality due to a general improvement in the Colombian economy. Banco de Occidente’s past due loans decreased by 8.1% to Ps 379.6 billion and its delinquency ratio decreased from 3.7% at September 30, 2010 to 2.7% at September 30, 2011. This decrease was primarily a result of a reduction in past due commercial loans, which decreased by 24.9% to Ps 137.2 billion (with a drop in their delinquency ratio from 2.7% to 1.6%).

Charge-offs decreased by 13.9% to Ps 126.7 billion for the nine-month period ended September 30, 2011, reflecting the improvement in Banco de Occidente’s credit quality. Banco de Occidente’s charge-offs to average loans and financial leases ratio decreased from 1.8% at September 30, 2010 to 1.3% at September 30, 2011. Banco de Occidente’s coverage ratio improved from 144.1% for the nine-month period ended September 30, 2010 to 145.9% for the nine-month period ended September 31, 2011.

Net provisions for accrued interest and other receivables decreased by 14.8% to Ps 18.5 billion due to the aforementioned improvement in the Colombian economy.

Net provisions for foreclosed assets and other assets increased by Ps 7.4 billion to Ps 7.4 billion for the nine-month period ended September 30, 2011. Gross provisions for foreclosed assets and other assets increased by Ps 7.1 billion to Ps 12.0 billion as operating leases increased, and reversals of provisions for foreclosed and other assets decreased by Ps 0.3 billion to Ps 4.6 billion.

The recovery of charged-off assets increased by Ps 16.3 billion to Ps 42.6 billion for the nine-month period ended September 30, 2011 primarily as a result of the improving Colombian economy and a more effective recovery effort by Banco de Occidente.

Total fees and other services income

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	112.3	90.0	22.3	24.7
Branch network services	–	–	–	–
Credit card merchant fees	55.8	60.0	(4.2)	(7.1)
Checking fees	17.8	17.2	0.6	3.4
Warehouse services	–	–	–	–
Fiduciary activities	28.8	27.8	1.0	3.6
Pension plan administration	–	–	–	–
Other	22.6	19.5	3.1	16.1
Total fees and other services income	237.3	214.6	22.7	10.6
Fees and other services expenses	(77.2)	(75.6)	1.6	2.1
Total fees and other services income, net	160.1	139.0	21.2	15.2

Total net fees and other services income increased by 15.2% to Ps 160.1 billion for the nine-month period ended September 30, 2011. This increase was primarily due to a Ps 22.3 billion increase in commissions from banking services and a Ps 3.1 billion increase in the “Other” line item. The increase was partially offset by a Ps 4.2 billion decrease in credit card and merchant fees and a Ps 1.6 billion increase in fees and other services expense.

Other operating income

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	20.0	12.9	7.1	(54.8)
Gains on derivative operations, net	(5.3)	26.0	(31.2)	(120.3)
Gains on sales of investments in equity securities, net	3.7	–	3.7	–
Income from non-financial sector, net	(8.6)	1.2	(9.9)	(790.9)
Dividend income	126.7	111.7	15.0	13.4
Other	121.8	120.9	0.9	0.8
Other operating income	258.3	272.7	(14.5)	(5.3)

Total other operating income decreased by 5.3% to Ps 258.3 billion for the nine-month period ended September 30, 2011. This decrease was mainly driven by a Ps 24.2 billion decrease in net foreign exchange and derivative operations and a Ps 9.9 billion decrease in income from non-financial sector. Partially offsetting these decreases was a Ps 15.0 billion increase in dividend income.

Operating expenses

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Salaries and employee benefits	(219.2)	(204.3)	14.9	7.3
Bonus plan payments	(20.6)	(14.9)	5.8	38.9
Termination payments	(2.8)	(3.3)	(0.4)	(12.9)
Administrative and other expenses	(266.5)	(239.3)	27.2	11.4
Deposit security, net	(25.2)	(15.7)	9.5	60.8
Charitable and other donation expenses	(3.2)	(0.7)	2.4	345.8
Depreciation	(86.6)	(89.2)	(2.5)	(2.8)
Goodwill amortization	(1.0)	(0.9)	0.1	6.8
Total operating expenses	(625.2)	(568.2)	56.9	10.0

Total operating expenses for the nine-month period ended September 30, 2011 increased by Ps 56.9 billion, or 10.0%, to Ps 625.2 billion primarily due to a Ps 27.2 billion increase in administrative and other expenses to Ps 266.5 billion for the nine-month period ended September 30, 2011. This was driven principally by an increase in the equity tax (further discussed in the September 2011 – 2010 Grupo Aval section) and the growth in the loan and financial lease portfolio.

Salaries and employee benefits increased by Ps 14.9 billion, or 7.3%, to Ps 219.2 billion. This increase was explained by an increase in the number of Banco de Occidente’s employees from 8,060 on September 30, 2010 to 8,926 on September 30, 2011. On a per capita basis, salary and employee benefits decreased by 3.1%.

Deposit security expense increased by Ps 9.5 billion. Prior to 2010, this insurance was charged quarterly in advance; however, since then it is charged quarterly in arrears. Because of this the Ps 15.7 billion in September 30, 2010 corresponds only to the expense of the second and third quarter of 2010 (the expense for the first quarter was recorded in December 2009), while the Ps 25.2 billion for the nine-month period ended September 30, 2011 reflects the expense for the nine-month period.

Banco de Occidente’s efficiency ratio deteriorated from the nine-month period ended September 30, 2010 as compared to the nine-month period ended September 30, 2011 increasing from 42.6% to 44.5%.

Non-operating income (expense)

Total non-operating income (expense), which represented 2.1% of income before income tax expense and non-controlling interest for the nine-month period ended September 30, 2011, includes gains (losses) from the sale of foreclosed assets, property, plant and equipment, and other assets and income. This line item decreased by Ps 6.6 billion to Ps 9.6 billion in September 2011.

Income tax expense

Income tax expense increased by Ps 29.2 to Ps 116.9 billion for the nine-month period ended September 30, 2011. This was primarily due to higher income before income tax expense and non-controlling interest. However, it was also partially as a result of the fact that the effective tax rate increased from 22.3% in September 2010 to 25.2% in September 2011 because of (1) higher non-tax deductible expenses, such as the equity tax, and (2) lower deductions from operational leases.

Non-controlling interest

Banco de Occidente’s non-controlling interest remained basically unchanged from the nine-month period ended September 30, 2010, decreasing by Ps 0.2 billion to 1.5  billion at September 30, 2011. Since the merger of Banco de Occidente and Leasing de Occidente, non-controlling interest is not a significant contributor to net income, responsible for only 0.4% of net income before non-controlling interest in September 2011.

Banco Popular

Net income

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Total interest income	1,030.9	946.2	84.7	8.9
Total interest expense	(292.4)	(242.0)	50.4	20.8
Net interest income	738.5	704.2	34.3	4.9
Total provisions, net	(46.7)	(59.9)	(13.3)	(22.2)
Total fees and other services income, net	112.3	100.7	11.6	11.5
Total other operating income	46.5	36.0	10.5	29.2
Total operating income	850.6	781.0	69.6	8.9
Total operating expenses	(459.2)	(423.3)	35.9	8.5
Net operating income	391.4	357.6	33.7	9.4
Total non-operating income (expense), net	45.2	49.8	(4.6)	(9.2)
Income before income tax expense and non-controlling interest	436.6	407.4	29.2	7.2
Income tax expense	(135.1)	(121.9)	13.2	10.8
Income before non-controlling interest	301.5	285.5	16.0	5.6
Non-controlling interest	(3.7)	(3.0)	0.7	23.8
Net income attributable to shareholders	297.8	282.5	15.3	5.4

Banco Popular’s net income attributable to its shareholders increased by 5.4% to Ps 297.8 billion for the nine-month period ended September 30, 2011. This increase was primarily due to an increase in net interest income and a rise in total fees and other services income, offset in part by an increase in total operating expenses and a decrease in non-operating income. Banco Popular’s efficiency ratio worsened slightly during this period, increasing from 48.5% at September 30, 2010 to 49.3% at September 30, 2011.

Net interest income

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Interest income:
Interest on loans	891.9	798.5	93.4	11.7
Interest on investment securities	107.9	114.7	(6.7)	(5.9)
Interbank and overnight funds	9.0	12.6	(3.5)	(28.1)
Financial leases	22.0	20.5	1.5	7.4
Total interest income	1,030.9	946.2	84.7	8.9
Interest expense:
Checking accounts	(3.6)	(1.4)	2.2	163.5
Time deposits	(61.9)	(65.9)	(4.0)	(6.1)
Saving deposits	(146.9)	(126.2)	20.7	16.4
Total interest expense on deposits	(212.4)	(193.5)	18.9	9.8
Borrowing from banks and others	(8.5)	(7.3)	1.2	16.4
Interbank and overnight funds (expenses)	(5.8)	(2.0)	3.8	188.2
Long-term debt (bonds)	(65.8)	(39.2)	26.5	67.5
Total interest expense	(292.4)	(242.0)	50.4	20.8
Net interest income	738.5	704.2	34.3	4.9

Banco Popular’s net interest income grew by 4.9% to Ps 738.5 billion for the nine-month period ended September 30, 2011 as compared to the nine-month period ended September 30, 2010. This increase was driven primarily by the 11.6% increase in interest income from loans and financial leases to Ps 891.1 billion. Banco Popular’s average loans and financial lease portfolio grew 22.0% to Ps 8,977.5 billion resulting in a Ps 161.0 billion increase in interest income. Partially offsetting this increase was the decrease in average annualized yield from 14.8% for the nine-month period ended September 30, 2010 to 13.6% for the nine-month period ended September 30, 2011, which resulted in a Ps 66.1 billion decrease in interest income from loans and financial leases.

The increase in interest income was partially offset by a 20.8% or Ps 50.4 billion increase in total interest expense to Ps 292.4 billion for the nine-month period ended September 30, 2011. The increase in interest expense was concentrated in long-term debt, for which interest expense increased by Ps 26.5 billion (Ps 27.8 billion due to an increase in their average balance, partially offset by a Ps 1.3 billion decrease due to a decrease in rate paid), and savings accounts, for which interest expense increased by Ps 20.7 billion (Ps 11.6 billion due to an increase in rate paid and a Ps 9.1 billion increase due to an increase in their average balance).

A decrease in interest income from investment securities, which declined by 5.9% to Ps 107.9 billion for the nine-month period ended September 30, 2011, also partially offset the increase in interest income. The fixed income portfolio generated Ps 105.1 billion of interest income from investment securities, accounting for 97.4% of Banco Popular’s earnings on investment securities for the nine-month period ended September 30, 2011. This was 7.9% lower than the Ps 114.1 billion of income generated by fixed income securities for the nine-month period ended September 30, 2010. Banco Popular’s equity portfolio generated the remaining Ps 2.8 billion (Ps 2.1 billion of which was due to the realization of gains from the sale of an investment in VISA), or 2.6%, of income from investment securities for the nine-month period ended September 30, 2011.

Banco Popular’s net interest margin decreased from 9.1% for the nine-month period ended September 30, 2010, to 8.3% for the nine-month period ended September 30, 2011. Similarly, the spread between the yield earned on its loans and financial leases and the cost of its interest bearing liabilities decreased from 11.0% for the nine-month period ended September 30, 2010 to 9.7% for the nine-month period ended September 30, 2011.

Provisions

Total net provisions decreased by 22.2% to Ps 46.7 billion for the nine-month period ended September 30, 2011 driven primarily by a 17.6% decrease in net provisions for loans and financial leases to Ps 62.3 billion. Gross provisions for loan financial lease losses decreased by 7.6% to Ps 216.4 billion, while the reversal of provisions decreased by 2.8% to Ps 154.1 billion for the nine-month period ended September 30, 2011.

The decrease in provisions for loan and financial leases losses was consistent with the improvement of Banco Popular’s credit quality, which stemmed primarily from the recovery of the Colombian economy. Past due loans decreased by 10.2% to Ps 219.7 billion for the nine-month period ended September 30, 2011 as compared to the nine-month period ended September 30, 2010 and the bank’s delinquency ratio decreased from 3.0% at September 30, 2010 to 2.3% at September 30, 2011. This decrease was primarily a result of a reduction in past due commercial loans, which decreased by 36.0% to Ps 50.2 billion (with a drop in their delinquency ratio from 2.3% to 1.3%) because of the bank’s more effective collection efforts. Past due financial leases and consumer loans partially offset this decline. Past due financial leases increased by Ps 6.8 billion to Ps 14.1 billion (with an increase in their delinquency ratio from 3.4% to 5.7%). Past due consumer loans increased by Ps 2.3 billion to Ps 144.7 billion, but their delinquency ratio decreased from 3.1% to 2.8%, indicating the growth in past due loans was slower than the growth of the consumer loan portfolio. Banco Popular’s consumer loan delinquency ratio is lower than that of our other banking subsidiaries and the industry average, because the majority of its consumer loans are payroll loans.

The decrease in past due loans was accompanied by a reduction in charge-offs, which was also due to the recovery of the Colombian economy. Charge-offs decreased by 2.9% to Ps 42.8 billion for the nine-month period ended September 30, 2011 as compared to the nine-month period ended September 30, 2010. Consistent with the decrease in charge-offs, Banco Popular’s charge-offs to average loan ratio decreased from 0.8% at September 30, 2010 to 0.6% at September 30, 2011. Since Banco Popular’s net provisions for loan and financial leases were greater than its charge-offs for the nine-month period ended September 30, 2011, its allowance for loan and financial lease losses increased by 2.6% to Ps 380.2 billion at September 30, 2011. Banco Popular’s coverage ratio improved from 151.6% to 173.1%.

Net provisions for accrued interest and other receivables decreased by Ps 4.8 billion to Ps (2.9) billion (indicating a recovery of Ps 2.9 billion) due to the aforementioned improvement in the Colombian economy.

Net provisions for foreclosed assets and other assets increased by Ps 3.8 billion to Ps (0.9) billion (indicating a net recovery of Ps 0.9 billion) at September 30, 2011. Gross provisions for foreclosed assets and other assets increased by Ps 0.7 billion to Ps 3.0 billion, while reversals of provisions for foreclosed and other assets decreased by Ps 3.1 billion to Ps 3.9 billion for the nine-month period ended September 30, 2011. Finally, Banco Popular’s recovery of charged-off assets decreased by Ps 1.1 billion to Ps 11.8 billion over the same periods.

Total fees and other services income

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	66.4	63.1	3.3	5.3
Branch network services	–	–	–	–
Credit card merchant fees	3.8	3.5	0.3	7.8
Checking fees	3.1	3.2	(0.2)	(4.6)
Warehouse services	45.7	40.9	4.8	11.7
Fiduciary activities	8.8	7.7	1.0	13.5
Pension plan administration	0.8	1.4	(0.6)	(41.3)
Others	7.9	7.7	0.1	1.7
Total fees and other services income	136.4	127.5	8.8	6.9
Fees and other services expenses	(24.1)	(26.8)	(2.8)	(10.3)
Total fees and other services income, net	112.3	100.7	11.6	11.5

Total net fees and other services income increased by 11.5% to Ps 112.3 billion for the nine-month period ended September 30, 2011. This increase was primarily due to a 5.3% rise in commissions from banking services to Ps 66.4 billion, a 11.7% increase in warehouse services to Ps 45.7 billion and a 10.3% decrease in fees and other services expenses to Ps 24.1 billion.

Other operating income

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	0.0	(3.7)	3.7	100.6
Gains on derivative operations, net	–	0.0	(0.0)	(100.0)
Gains on sales of investments in equity securities, net	(0.0)	(0.0)	0.0	(33.3)
Income from non-financial sector, net	5.5	2.5	3.0	124.1
Dividend income	31.6	27.8	3.8	13.7
Other	9.4	9.4	(0.0)	(0.4)
Total other operating income	46.5	36.0	10.5	29.2

Total other operating income increased by 29.2% to Ps 46.5 billion for the nine-month period ended September 30, 2011. This increase was primarily a result of a Ps 3.8 billion increase in dividend income, a Ps 3.7 increase in foreign exchange gains and a Ps 3.0 billion increase in net income from the non-financial sector, which is income contributed by Inca S.A., a subsidiary of which Banco Popular owns approximately 44.6%.

Operating expenses

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Salaries and employee benefits	(185.0)	(177.0)	8.0	4.5
Bonus plan payments	(3.3)	(3.0)	0.3	10.5
Termination payments	(0.1)	(0.0)	0.1	191.3
Administrative and other expenses	(232.4)	(206.8)	25.6	12.4
Deposit security, net	(19.9)	(20.0)	(0.1)	(0.3)
Charitable and other donation expenses	(1.3)	(0.9)	0.4	39.1
Depreciation	(17.1)	(15.6)	1.6	10.0
Goodwill amortization	–	–	–	–
Total operating expenses	(459.2)	(423.3)	35.9	8.5

Total operating expenses increased by 8.5% to Ps 459.2 billion for the nine-month period ended September 30, 2011, principally due to a 12.4% increase in administrative and other expenses. This increase was driven by a rise in the Equity Tax (further explained in the September 2011 – 2010 Grupo Aval section) and the growth in the loan and financial lease portfolio. Salaries and employee benefits increased by 4.5% to Ps 185.0 billion, which was partially explained by the increase in headcount from 6,193 at September 30, 2010 to 6,470 at September 30, 2011. On a per capita basis salaries and employee benefits increased by 0.05%. Banco Popular’s efficiency ratio worsened slightly from 48.5% at September 30, 2010 to 49.3% at September 30, 2011, mainly due to the greater 8.4% increase in operating expense before depreciation and goodwill amortization than the 6.7% increase in total operating income before net provisions.

Non-operating income (expense)

Total net non-operating income (expense) decreased by Ps 4.6 billion to Ps 45.2 billion for the nine-month period ended September 30, 2011, from a net non-operating income of Ps 49.8 billion for the nine-month period ended September 30, 2010, driven primarily by higher reversals of labor related provisions for the nine-month period ended September 30, 2010.

Income tax expense

Income tax expense for Banco Popular increased by Ps 13.2 billion to Ps 135.1 billion for the nine-month period September 30, 2011, this increase was primarily due to higher income before income tax expense and non-controlling interest, as Banco Popular’s effective tax rate, calculated before removing non-controlling interest, increased only slightly, from 29.9% for the nine-month period ended September 30, 2010 to 30.9% for the nine-month period September 30, 2011.

Non-controlling interest

Banco Popular’s non-controlling interest increased by Ps 0.7 billion to Ps 3.7 billion. Non-controlling interest is not a significant contributor to net income for Banco Popular, responsible for only 1.2% of net income before non-controlling interest for the nine-month period ended September 30, 2011.

Banco AV Villas

Net income

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Total interest income	529.3	511.2	18.1	3.5
Total interest expense	(118.3)	(107.1)	11.2	10.5
Net interest income	411.0	404.1	6.9	1.7
Total provisions, net	(35.6)	(80.2)	(44.6)	(55.6)
Total fees and other services income, net	112.0	104.5	7.6	7.2
Total other operating income	2.8	3.2	(0.4)	(12.9)
Total operating income	490.2	431.6	58.7	13.6
Total operating expenses	(319.0)	(294.3)	24.7	8.4
Net operating income	171.2	137.2	33.9	24.7
Total non-operating income (expense), net	2.2	7.5	(5.4)	(71.1)
Income before income tax expense and non-controlling interest	173.3	144.8	28.6	19.7
Income tax expense	(54.1)	(39.1)	15.0	38.4
Income before non-controlling interest	119.3	105.7	13.6	12.8
Non-controlling interest	(0.4)	(0.3)	0.1	38.3
Net income attributable to shareholders	118.8	105.4	13.5	12.8

Banco AV Villas’ net income attributable to its shareholders increased by 12.8% to Ps 118.8 billion for the nine-month period ended September 30, 2011. The increase was primarily due to an increase in net interest income and a decrease in net provisions, offset in part by an increase in total operating expense and an increase in income tax expense. Banco AV Villas’ efficiency ratio worsened during this period, increasing from 55.0% at September 30, 2010 to 57.9% at September 30, 2011.

Net interest income

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Interest income:
Interest on loans	436.4	431.3	5.1	1.2
Interest on investment securities	90.1	76.2	14.0	18.3
Interbank and overnight funds	2.8	3.7	(1.0)	(25.5)
Financial leases	–	–	–	–
Total interest income	529.3	511.2	18.1	3.5
Interest expense:
Checking accounts	(0.4)	(0.6)	(0.2)	(28.7)
Time deposits	(65.0)	(64.8)	0.1	0.2
Saving deposits	(38.3)	(28.1)	10.2	36.5
Total interest expense from deposits	(103.7)	(93.5)	10.2	10.9
Borrowing from banks and others	(4.8)	(3.7)	1.1	28.4
Interbank and overnight funds (expenses)	(9.9)	(9.9)	(0.0)	(0.5)
Long-term debt (bonds)	–	–	–	–
Total interest expense	(118.3)	(107.1)	11.2	10.5
Net interest income	411.0	404.1	6.9	1.7

Banco AV Villas’ net interest income increased by 1.7% from Ps 404.1 billion for the nine-month period ended September 30, 2010 to Ps 411.0 billion for the nine-month period ended September 30, 2011. This increase was primarily driven by a Ps 14.0 billion increase in the interest income from investment securities for the nine-month period ended September 30, 2011 and an increase in interest income from loans and financial leases of Ps 5.1 billion, partially offset by an  increase in interest expense of Ps 11.2 billion.

Interest income from investment securities increased by 18.3% to Ps 90.1 billion for the nine-month period ended September 30, 2011. The fixed income portfolio generated Ps 90.0 billion, or 99.9%, of Banco AV Villas earnings on investment securities for the nine-month period ended September 30, 2011, the earnings from fixed income portfolio for the nine-month period ended September 30, 2011 increased by 18.3% primarily due to a realized gain of Ps 16.5 billion from a reclassification of Colombian Treasury Bonds, most of them due in 2015 and 2020, from “available for sale” to “trading.” The equity portfolio generated the remaining Ps 0.1 billion, or 0.1%, of the interest income from investment securities.

Interest earned on loans increased by 1.2% to Ps 436.4 billion for the nine-month period ended September 30, 2011. This was principally due to the 7.7% growth of Banco AV Villas’ average loan portfolio to Ps 4,473.0 billion, this growth resulted in an increase of Ps 31.2 billion in interest income. Partially off-setting this increase was the decline in average yield for loans from 13.8% for the nine-month period ended September 30, 2010 to 13.0% for the nine-month period ended September 30, 2011, which resulted in a Ps 26.0 billion decrease in interest income from loans.

Total interest expense increased by 10.5% or Ps 11.3 billion to Ps 118.3 billion for the nine-month period ended September 30, 2011. This increase was mainly driven by a Ps 10.2 billion increase in saving deposits. The increase in interest expense on saving deposits was mainly driven by an increase in the nominal interest rate paid which increased from 1.6% for the nine-month period ended September 30, 2010 to 2.5% for the nine-month period ended September 30, 2011, and resulted in a Ps 16.6 billion increase in interest expense. Partially off-setting this increase was the 14.3% decrease in the average balance of saving deposits to Ps 2,038.5 billion, which resulted in a Ps 6.4 billion decrease in interest expense.

Banco AV Villas’ net interest margin decreased from 9.6% for the nine-month period ended September 30, 2010, to 8.7% for the nine-month period ended September 30, 2011. Similarly, the spread between the yield earned on its loans and financial leases and the cost of its interest bearing liabilities decreased from 10.9% for the nine-month period ended September 30, 2010 to 10.1% for the nine-month period ended on September 30, 2011.

Provisions

Total net provisions decreased by 55.6% to Ps 35.6 billion for the nine-month period ended September 30, 2011. This decrease was primarily driven by a decrease in net provisions for loan and financial lease losses, the main component (by volume) of total net provisions, which decreased by 43.3% to Ps 55.7 billion as a result of the improvement of Banco AV Villas’ credit quality. Banco AV Villas’ past due loans decreased by 21.0% to Ps 189.1 billion and its delinquency ratio decreased from 5.2% at September 30, 2010 to 3.9% at September 30, 2011. This decrease was primarily a result of a reduction in past due mortgage loans, which decreased by 22.5% to Ps 65.3 billion (with a drop in their delinquency ratio from 11.7% to 9.9%) and past due commercial loans, which decreased by 39.6% to Ps 27.3 billion (with a drop in their delinquency ratio from 2.4% to 1.3%).

Charge-offs decreased by 5.4% to Ps 60.8 billion for the nine-month period ended September 30, 2011. Banco AV Villas’ charge-offs to average loans and financial leases ratio decreased from an annualized 2.0% for the nine-month period ended September 30, 2010 to 1.8% for the nine-month period ended September 30, 2011. Despite the decrease in provision, Banco AV Villas’ net provisions for loan and financial lease losses were still greater than its charge-offs, which resulted in a 0.1% increase in its allowance for loan and financial lease losses to Ps 250.5 billion at September 30, 2011. The growth of Banco AV Villas’ allowance, combined with the decrease in past due loans and financial leases, resulted in the significant increase of its coverage ratio from 104.6% at September 30, 2010 to 132.5% at September 30, 2011.

Net provisions for accrued interest and other receivables increased by Ps 4.0 to Ps 5.7 billion for the nine-month period ended September 30, 2011 due to a decrease of approximately Ps 3.0 billion in recoveries of Colombian Treasury Bonds as described above.

Net provisions for foreclosed assets and other assets increased by Ps 0.9 billion to Ps 0.2 billion for the nine-month period ended September 30, 2011. Gross provisions for foreclosed assets and other assets increased by Ps 0.9 billion to Ps 2.7 billion, and reversals of provisions for foreclosed and other assets remained basically the same at Ps 3.0 billion.

The recovery of charged-off assets increased by Ps 6.9 billion to Ps 25.5 billion primarily as a result of the improving Colombian economy and a more effective recovery effort by Banco AV Villas.

Total fees and other services income

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	107.4	107.7	(0.3)	(0.3)
Branch network services	–	–	–	–
Credit card merchant fees	7.8	6.1	1.7	28.1
Checking fees	2.1	–	2.1	–
Warehouse services	–	–	–	–
Fiduciary activities	–	–	–	–
Pension plan administration	–	–	–	–
Other	29.5	21.6	7.8	36.2
Total fees and other services income	146.8	135.4	11.3	8.4
Fees and other services expenses	(34.7)	(31.0)	3.8	12.2
Total fees and other services income, net	112.0	104.5	7.6	7.2

Total net fees and other services income increased by 7.2% to Ps 112.0 billion for the nine-month period ended September 30, 2011. This was primarily due to a Ps 7.8 billion increase in “Other,” including commission received from social security payments and a Ps 2.1 billion increase in checking fees. This was partially offset by a Ps 3.8 billion increase in fees and other services expense.

Other operating income

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	0.4	(1.8)	2.1	120.6
Gains on derivative operations, net	(0.3)	2.8	(3.0)	(109.1)
Gains on sales of investments in equity securities, net	–	–	–	–
Income from non-financial sector, net	–	–	–	–
Dividend income	2.7	2.2	0.5	22.9
Other	–	–	–	–
Other operating income	2.8	3.2	(0.4)	(12.9)

Total other operating income decreased by 12.9% to Ps 2.8 billion for the nine-month period ended September 30, 2011. This was primarily due to a Ps 0.9 billion decrease in net foreign exchange derivative operations, partially off-set by a Ps 0.5 billion increase in dividend income.

Operating expenses

	Nine-month period ended September 30,		Change, September 2011 vs. September 2010
	2011	2010	#	%
	(in Ps billions)
Salaries and employee benefits	(107.4)	(102.5)	4.9	4.7
Bonus plan payments	(1.8)	(1.3)	0.4	33.2
Termination payments	(1.4)	(1.9)	(0.5)	(28.1)
Administrative and other expenses	(178.2)	(164.6)	13.6	8.2
Deposit security, net	(12.2)	(10.7)	1.5	13.9
Charitable and other donation expenses	(3.6)	(0.2)	3.3	1,343.8
Depreciation	(14.5)	(13.0)	1.5	11.8
Goodwill amortization	–	–	–	–
Total operating expenses	(319.0)	(294.3)	24.7	8.4

Total operating expenses for the nine-month period ended September 30, 2011 increased by Ps 24.7 billion, or 8.4%, to Ps 319.0 billion. Administrative and other expenses increased by Ps 13.6 billion to Ps 178.2 billion, which was principally driven by an increase in the Equity Tax (further explained in the September 2011 – 2010 Grupo Aval section) and the growth in the loan and financial lease portfolio. Salaries and employee benefits increased by Ps 4.9 billion, or 4.7%, to Ps 107.4 billion, which was partially explained by the growth in the number of Banco AV Villas’ employees from 6,445 on September 30, 2010 to 6,532 on September 30, 2011, on a per capita basis, salary and employee benefits increased by 3.3%. Charitable and other donation expenses increased by Ps 3.3 billion, due to a Ps 3.5 billion donation made by Banco AV Villas for the flood victims in Colombia during the nine-month period ended September 30, 2011. Banco AV Villas’ efficiency ratio worsened at September 30, 2010 as compared to September 30, 2011 increasing from 55.0% to 57.9%.

Non-operating income (expense)

Total non-operating income (expense) decreased by Ps 5.4 billion to Ps 2.2 billion for the nine-month period ended September 30, 2011. This decrease was driven by a Ps 6.4 billion decrease in non-operating income and a Ps 1.1 billion decrease in non-operating expenses due to lower recoveries from estimated liabilities.

Income tax expense

Income tax expense increased by Ps 15.0 billion to Ps 54.1 billion for the nine-month period ended September 30, 2011. This was primarily due to higher income before income tax expense and non-controlling interest. The effective tax rate increased from 27.0% for the nine-month period ended September 30, 2010 to 31.2% for the nine-month period ended September 30, 2011 because of higher non-tax deductible expenses such as the equity tax.

Non-controlling interest

Banco AV Villas’ non-controlling interest, responsible for only 0.4% of its net income before non-controlling interest for the nine-month period ended September 30, 2011, increased by Ps 0.1 billion from Ps 0.3 billion for the nine-month period ended September 30, 2010. Banco AV Villas’ non-controlling interest reflects other Grupo Aval banks’ ownership in A Toda Hora S.A. See “Information on the Company—Banco AV Villas.”

Segment results of operations for the year ended December 31, 2010 compared to the year ended December 31, 2009

Banco de Bogotá

Overview

Our net income attributable to our shareholders in 2010 decreased by 4.3%, or Ps 40.9 billion, to Ps 914.9 billion. The primary driver of this decrease in net income was the decline in total interest income, due to the overall declining interest rate environment in Colombia, which was only partially offset by a decrease in total interest expense. Despite the improvement in credit quality, our total provisions increased as a result of the Ps 262.8 billion increase in net provisions for foreclosed assets and other assets, which was principally due to provisions established by Corficolombiana associated with the realization of income from several of its equity security investments. The 10.9% increase in operating expense, due principally to higher administrative and other expenses and salaries and employee benefits, was consistent with the organic growth of the business and reflects BAC Credomatic’s December 2010 expenses  As a result of these factors, our efficiency ratio (which we calculate as total operating expenses minus depreciation and amortization, divided by total operating income plus net provisions) deteriorated slightly from 39.0% in 2009 to 40.1% in 2010.

Net income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Total interest income	3,345.6	3,614.1	(268.5)	(7.4)
Total interest expense	(902.1)	(1,297.1)	(395.0)	(30.5)
Net interest income	2,443.5	2,317.0	126.5	5.5
Total net provisions	(610.6)	(347.8)	262.8	75.6
Total fees and other services income, net	1,155.1	1,075.6	79.4	7.4
Total other operating income	582.4	492.1	90.3	18.4
Total operating income	3,570.3	3,536.9	33.4	0.9
Total operating expenses	(1,757.9)	(1,585.3)	172.6	10.9
Net operating income	1,812.4	1,951.6	(139.2)	(7.1)
Total non-operating income (expense), net	96.0	78.0	17.9	23.0
Income before income tax expense and non-controlling interest	1,908.3	2,029.6	(121.3)	(6.0)
Income tax expense	(510.0)	(522.7)	(12.7)	(2.4)
Income before non-controlling interest	1,398.3	1,506.9	(108.5)	(7.2)
Non-controlling interest	(483.4)	(551.1)	(67.7)	(12.3)
Net income attributable to shareholders	914.9	955.8	(40.9)	(4.3)

Banco de Bogotá’s net income attributable to its shareholders decreased by 4.3% to Ps 914.9 billion in 2010. This decrease primarily reflected an increase in provisions established by Corficolombiana for its investment securities portfolio and an increase in operating expenses, partially offset by an increase in net interest income and total other operating income (primarily reflecting the sale of certain equity investments by Corficolombiana). As a result of these factors, Banco de Bogotá’s efficiency ratio deteriorated slightly from 39.0% in 2009 to 40.1% in 2010.

Net interest income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Interest income:
Interest on loans	2,040.9	2,439.3	(398.3)	(16.3)
Interest on investment securities	1,156.7	1,002.9	153.9	15.3
Interbank and overnight funds	67.8	69.0	(1.1)	(1.7)
Financial leases	80.1	102.9	(22.8)	(22.2)
Total interest income	3,345.6	3,614.1	(268.5)	(7.4)
Interest expense:
Checking accounts	(22.4)	(32.0)	(9.5)	(29.8)
Time deposit	(374.0)	(644.7)	(270.8)	(42.0)
Saving deposits	(290.4)	(393.7)	(103.4)	(26.2)
Total interest expense on deposits	(686.8)	(1,070.4)	(383.6)	(35.8)
Borrowing from banks and others	(62.2)	(94.8)	(32.6)	(34.4)
Interbank and overnight funds (expenses)	(86.6)	(79.4)	7.1	9.0
Long-term debt (bonds)	(66.6)	(52.4)	14.1	27.0
Total interest expense	(902.1)	(1,297.1)	(395.0)	(30.5)
Net interest income	2,443.5	2,317.0	126.5	5.5

Banco de Bogotá’s net interest income increased by 5.5% to Ps 2,443.5 billion in 2010. This was due to the fact that the bank was able to reduce its total interest expense by more than the decline in its total interest income. Total interest expense decreased by 30.5% to Ps 902.1 billion, which reflected decreased average cost of funding, primarily for time deposits, in a declining interest rate environment. The nominal interest rate paid on interest-bearing liabilities declined from an average of 5.7% in 2009 to 3.2% in 2010, which resulted in a Ps 530.2 billion decrease in interest expense. This decrease was partially offset by a 21.7% increase in the balance of average interest bearing liabilities to Ps 27,939.0 billion (primarily reflecting increased savings deposits and interbank and overnight funds) in 2010, which was responsible for a Ps 135.3 billion increase in interest expense.

The decline in interest expense was partially offset by a 7.4% decrease in total interest income to Ps 3,345.6 billion. Total interest income fell mainly due to a decrease in interest income from loans and financial leases, which declined by 16.6% to Ps 2,121.0 billion. This primarily reflected a decrease in yield, especially from commercial loans (78.8% of Banco de Bogotá’s total gross loans and financial lease portfolio at December 31, 2010 from our Colombian operations), which as explained in the Grupo Aval 2010–2009 discussion, were particularly impacted by the declining interest rate environment. The decrease in the yield of loans and financial leases from 13.2% in 2009 to 9.9% in 2010 resulted in a Ps 601.8 billion decrease in interest income from loans and financial leases. Partly offsetting this decrease in interest income was the 11.5% growth of Banco de Bogotá’s average loan and financial lease portfolio, primarily in corporate and consumer loans, to Ps 21,407.8 billion. The growth in the balance of this portfolio resulted in an increase of Ps 180.6 billion in interest income.

Partially offsetting the decline in interest income from loans and financial leases was the increase in income from investment securities, which increased by 15.3% to Ps 1,156.7 billion in 2010. The equity portfolio generated Ps 679.8 billion in income in 2010, up 29.7% from the Ps 524.3 billion produced in 2009, mainly as a result of the fact that Corficolombiana realized greater income from the appreciation of its equity portfolio in 2010 than in 2009 (further explained in the Corficolombiana 2010–2009 discussion). The fixed income portfolio generated the remaining Ps 476.5 billion of interest income from investment securities, reflecting gains resulting from the declining interest rate environment as well as interest accrued on the portfolio. The income generated by the fixed income portfolio in 2010 was 0.4% lower than the fixed income earnings in 2009, which were Ps 478.6 billion. Despite the fact that the market environment for fixed income was more favorable in 2009, as can be seen by the performance of Grupo Aval’s other banking subsidiaries’ fixed income portfolios, Banco de Bogotá was able to generate very similar returns by increasing the volume of its fixed income investments; its balance of fixed income investments increased from Ps 7,123.3 billion at December 31, 2009 to 9,378.9 billion at December 31, 2010 (a portion of this increase was attributable to the BAC acquisition, which added Ps 1,360.9 billion in fixed income investments, for further information see “Unaudited Pro Forma Condensed Consolidated Financial Information”). Banco de Bogotá consolidated BAC Credomatic’s financials from December 1, 2010.

As a result of the aforementioned factors, Banco de Bogotá’s net interest margin decreased from 8.4% in 2009 to 7.4% in 2010. Similarly, the spread between the yield earned on its loans and financial leases and the cost of its interest bearing liabilities decreased from 7.6% in 2009 to 6.7% in 2010.

Provisions

Despite the improvement of Banco de Bogotá’s credit quality, total net provisions increased by 75.6% to Ps 610.6 billion in 2010, driven primarily by the growth of net provisions for foreclosed assets and other assets, which increased by Ps 303.1 billion to Ps 320.7 billion. This increase was due to provisions established by Corficolombiana associated with the realization of income from several of its equity security investments (further explained in the Corficolombiana 2010–2009 discussion).

Unlike provisions for foreclosed assets and other assets, net provisions for loan and financial lease losses decreased slightly, declining by 1.6% to Ps 286.6 billion, which was consistent with the fact Banco de Bogotá’s credit quality improved. Despite the fact that Banco de Bogotá’s past due loans at December 31, 2010 exhibited a 43.2% growth to Ps 827.0 billion, this was entirely due to the BAC Credomatic acquisition. Removing BAC Credomatic’s impact, Banco de Bogotá’s past due loans at December 31, 2010 decreased by 11.2% to Ps 513.1 billion. Banco de Bogotá’s delinquency ratio decreased from 2.9% at December 31, 2009 to 2.5% at December 31, 2010, incorporating the BAC Credomatic acquisition and 2.2% for the Colombian operations. The slightly higher delinquency ratio with BAC is due primarily to BAC having a higher balance of past due credit card loans, which was expected as a result of BAC’s focus on the credit card business.

Charge-offs increased by 31.1% to Ps 245.7 billion in 2010, and Ps 17.5 billion (or 9.4%) of this growth was due to the acquisition of BAC. The remaining Ps 228.2 billion (or 21.7%) portion of the increase was primarily due to an increase in Banco de Bogotá’s Colombian loan portfolio (total gross loans grew by 18.7% from 2009 to 2010). As a result, despite the 31.1% increase in charge-offs, Banco de Bogotá’s charge-offs to average loan ratio increased only marginally, from 1.0% in 2009 to 1.1% in 2010.

Banco de Bogotá’s allowance for loan and financial lease losses increased by 34.7% to Ps 1,030.7 billion at December 31, 2010. This increase was primarily due to the acquisition of BAC which resulted in Banco de Bogotá’s past due loans growing at a faster pace and its coverage ratio decreasing from 132.5% at December 31, 2009 to 124.6% at December 31, 2010. The lower coverage ratio is due to the fact that BAC proportionally contributed more in past due loans than in allowance, which was expected considering 30.3% of BAC’s gross loan portfolio was concentrated in mortgage loans, which require lower allowances than other types of loans. In its Colombian operations, Banco de Bogotá’s net provisions for loan and financial lease losses were greater than its charge-offs, which resulted in a 7.7% increase in its allowance for loan financial lease losses attributable to its Colombian operations to Ps 824.4 billion at December 31, 2010. This growth combined with the decrease in past due loans in its Colombian operations, resulted in the increase of its coverage ratio of its Colombian operations from 132.5% at December 31, 2009 to 160.7% at December 31, 2010.

Also partially offsetting the increase in provisions for foreclosed assets and other assets was a decrease in net provisions for accrued interest and other receivables, which declined by 47.0% from Ps 62.2 billion to Ps 33.0 billion. This drop was a result of the aforementioned improvement in the Colombian economy.

The recovery of charged-off assets increased by Ps 6.4 billion to Ps 29.6 billion primarily as a result of a slightly more successful recovery effort by Banco de Bogotá.

Total fees and other services income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	557.9	508.8	49.1	9.6
Branch network services	22.2	19.5	2.6	13.5
Credit card merchant fees	70.3	46.8	23.5	50.1
Checking fees	42.0	43.3	(1.3)	(3.0)
Warehouse services	92.2	91.8	0.4	0.5
Fiduciary activities	98.3	93.0	5.3	5.7
Pension plan administration	408.3	399.2	9.1	2.3
Other	37.1	24.5	12.6	51.5
Total fees and other services income	1,328.2	1,226.9	101.4	8.3
Fees and other services expenses	(173.2)	(151.2)	21.9	14.5
Total fees and other services income, net	1,155.1	1,075.6	79.4	7.4

Total net fees and other services income increased by 7.4% to Ps 1,155.1 billion in 2010, primarily as a result of higher commissions from banking services and increased credit card merchant fees. As explained in the Grupo Aval 2010–2009 discussion, the acquisition of BAC Credomatic and the income it contributed in 2010 were a major factor in these increases. Specifically, BAC Credomatic contributed Ps 37.9 billion in commissions from banking services and Ps 18.6 billion in credit card merchant fees, while adding approximately Ps 7.2 billion in fee expenses.  The additional increase in commissions from banking services was due to increased interest-bearing deposits and higher income generated by social security payments.  The 2.3% increase in pension plan administration fees is a result of higher income produced by Porvenir, which is further explained in the Porvenir 2010–2009 discussion.   The Ps 12.6 billion increase in “Other” fees is primarily attributable to a Ps 9.7 billion increase in income generated by Casa de Bolsa, Banco de Bogotá’s brokerage subsidiary.  This increase in income was primarily due to the fact that in October 2009 Valores Bogotá merged with Valores Occidente and the other brokerage subsidiaries of Grupo Aval to form Casa de Bolsa, an entity which is consolidated by Banco de Bogotá; thus, while 2009 only reflected three months of such combined company’s income, 2010 reflected a full year.

Other operating income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	32.6	(114.1)	146.7	128.5
Gains on derivative operations, net	63.6	228.3	(164.7)	(72.2)
Gains on sales of investments in equity securities, net	112.1	4.0	108.1	2677.7
Income from non-financial sector, net(1)	289.8	231.2	58.5	25.3
Dividend income	44.1	84.5	(40.3)	(47.8)
Other	40.3	58.2	(17.9)	(30.8)
Total other operating income	582.4	492.1	90.3	18.4

(1)
Income from non-financial sector reflects the operating results of Corficolombiana (Banco de Bogotá’s subsidiary) in its consolidated investments in companies not related to the financial sector such as Epiandes, Hoteles Estelar and Organización Pajonales, among others. This result is net of the following operating and administrative expenses for the year ended December 31, 2010 and 2009: Ps 644.3 billion and Ps 549.2 billion, respectively. For a description of these investments, see “Information on the Company—Corficolombiana—Equity investment portfolio.”

Total other operating income, net increased by 18.4% to Ps 582.4 billion in 2010 due primarily to a Ps 108.1 billion increase in gains on sales of investments in equity securities, resulting primarily from Corficolombiana’s sale of its stake in Banco de Occidente and Colombina S.A. (further explained in Corficolombiana’s 2010–2009 discussion under the “Other operating income” section). The 25.3% increase in income from the non-financial sector to Ps 289.8 billion, which reflected the net income growth of non-financial companies consolidated by Corficolombiana (further explained in the Corficolombiana 2010–2009 discussion), also contributed to the increase in other operating income.

Partially offsetting the increase was a 47.8% decrease in dividend income to Ps 44.1 billion. This principally reflects an accounting convention regarding how dividend income for a few of Corficolombiana’s unconsolidated investments was recorded (see Corficolombiana 2010–2009 discussion for further information). The 30.8% decrease in “Other” other operating income to Ps 40.3 billion also contributed to the decline in other operating income. This stemmed primarily from a decrease in income from jointly managed fiduciary contracts belonging to Fidu-Bogotá, Banco de Bogotá’s fiduciary subsidiary. In particular, the contract to manage FONPET (jointly managed with Porvenir), a third party liability fund, generated less income due to the fact that fees on the management of this fund depend upon the yield of the fund, which was lower in 2010 as compared to 2009 due to more challenging market conditions. Foreign exchange gains (losses) and gains on derivative operations, which are related, netted a decrease of Ps 18.0 billion. This was primarily due to the operations at the level of Corficolombiana (see Corficolombiana 2010–2009 discussion for further information).

Operating expenses

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Salaries and employee benefits	(612.3)	(539.8)	72.5	13.4
Bonus plan payments	(19.6)	(19.8)	(0.3)	(1.3)
Termination payments	(5.8)	(2.8)	3.0	107.6
Administrative and other expenses	(968.3)	(891.8)	76.5	8.6
Deposit security, net	(68.3)	(59.1)	9.2	15.5
Charitable and other donation expenses	(4.0)	(2.3)	1.6	69.5
Depreciation	(57.8)	(51.9)	5.9	11.4
Goodwill amortization	(21.8)	(17.8)	4.1	22.9
Total operating expenses	(1,757.9)	(1,585.3)	172.6	10.9

Total operating expenses increased by 10.9% to Ps 1,757.9 billion in 2010. This increase primarily reflected a 13.4% rise in salaries and employee benefits to Ps 612.3 billion, which was in line with the organic growth of the business and also included BAC Credomatic’s personnel expenses in December 2010. Salaries and employee benefits from Banco de Bogotá’s Colombian operations increased by 6.8% to Ps 576.7 billion for 2010, while headcount grew by 1.7% from 16,811 at December 31, 2009 to 17,095 at December 31, 2010. As a result, on a per capita basis, salaries and employee benefits for Banco de Bogotá without BAC increased by 5.1%. BAC Credomatic’s headcount at December 31, 2010 was 15,775. The 8.6% increase in administrative and other expenses to Ps 968.3 billion was primarily due to the BAC Credomatic acquisition. As a result of both the slight increase in operating expenses and the decrease in operating income, Banco de Bogotá’s efficiency ratio deteriorated from 39.0% in 2009 to 40.1% in 2010.

Non-operating income (expense)

Total non-operating income (expense) increased by 23.0% to Ps 96.0 billion primarily due to Ps 21.4 billion in income from the sale of foreclosed assets. Of this income, Ps 17.6 billion was due to the sale of land in Guayuriba.

Income tax expense

Income tax expense was Ps 510.0 billion in 2010, which was 2.4% lower than in 2009. Banco de Bogotá’s effective tax rate increased slightly in 2010, rising to 26.7% from 25.8% in 2009. The effective tax rate increased primarily due to the fact that its non-taxable dividend income associated with Corficolombiana’s unconsolidated investments decreased by 47.8%, or Ps 40.3 billion, for the reasons further explained in the “Other operating income” section.

Non-controlling interest

Banco de Bogotá’s non-controlling interest decreased by Ps 67.7 billion, or 12.3%, in 2010. The decrease in non-controlling interest was primarily due to the fact that net income before non-controlling interest was lower, while non-controlling interest as a percent of net income before non-controlling interest also decreased, dropping from 36.6% to 34.6%. This decrease was primarily a result of Corficolombiana contributing a greater percentage of net income before non-controlling interest in 2009 as compared to 2010 (Ps 668.4 billion as compared to Ps 564.8 billion, respectively).

Banco de Bogotá subsegment analysis

As discussed above, Banco de Bogotá’s results of operations are significantly affected by the results of operations of its subsidiaries, Corficolombiana and Porvenir. In order to fully disclose the impact of these subsidiaries on Banco de Bogotá, set forth below is an analysis of the results of operations of each of Corficolombiana and Porvenir for 2010 as compared to 2009.

Corficolombiana

Net income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Total interest income	858.3	716.5	141.8	19.8
Total interest expense	(161.8)	(181.1)	(19.2)	(10.6)
Net interest income	696.5	535.4	161.0	30.1
Total provisions, net	(321.6)	(7.7)	313.9	–
Total fees and other services income, net	43.6	40.1	3.6	8.9
Total other operating income	435.2	356.2	79.0	22.2
Total operating income	853.7	924.0	(70.3)	(7.6)
Total operating expenses	(118.8)	(118.4)	0.4	0.3
Net operating income	734.9	805.7	(70.7)	(8.8)
Total non-operating income (expense), net	(3.2)	9.3	(12.5)	(134.1)
Income before income tax expense and non-controlling interest	731.8	815.0	(83.2)	(10.2)
Income tax expense	(104.2)	(97.0)	7.2	7.4
Income before non-controlling interest	627.6	718.0	(90.4)	(12.6)
Non-controlling interest	(62.8)	(49.6)	13.2	26.7
Net income attributable to shareholders	564.8	668.4	(103.6)	(15.5)

Corficolombiana’s net income decreased by 15.5% to Ps 564.8 billion in 2010. The main reason for this decrease in net income was an increase in total net provisions, specifically in provisions for its unconsolidated equity security investments. Nevertheless, since Corficolombiana’s operating income before provisions increased, while its operating expenses remained essentially unchanged, its efficiency ratio improved from 12.4% in 2009 to 9.8% in 2010.

Net interest income

Corficolombiana’s net interest income increased by 30.1% to Ps 696.5 billion in 2010. Total interest income, which consists of income from loans, investment securities, interbank and overnight funds and financial leases, increased by 19.8% to Ps 858.3 billion in 2010. This increase was primarily due to the 21.9% rise in income from investment securities from Ps 618.3 billion in 2009 to Ps 753.9 billion in 2010. The increase in income from investment securities was due to a growth in income from the equity securities portfolio, which was partially offset by a marginal decrease in income from the fixed income portfolio in 2010.

Corficolombiana’s equity portfolio generated Ps 616.3 billion in income in 2010, which represented a 29.9% increase from the Ps 474.5 billion produced in 2009. This income was mainly comprised of the Ps 594.2 billion associated with the appreciation and reclassification of certain investments in Corficolombiana’s equity portfolio, in particular Empresa de Energía de Bogotá (EEB), Sociedad de Inversiones en Energia S.A. (SIE), and Banco de Occidente, which are publicly traded companies in Colombia.

During 2010, Corficolombiana’s investment in Empresa de Energía de Bogotá (EEB), which was classified as “trading” until late December 2010, generated Ps 209.0 billion of income. Prior to December 2010, if an equity security was classified by the Bolsa de Valores de Colombia (BVC; Colombian Stock Exchange) as either “medium” or “high” liquidity, the Superintendency of Finance required the owner of the security to classify the investment as “trading.”  However, in late December 2010 the Superintendency of Finance issued a statement allowing corporaciones financieras (finance corporations), such as Corficolombiana, to reclassify certain “medium” or “high” liquidity equity securities to “available for sale” from “trading” if the Board of Directors of those institutions deemed those investments of a long-term, strategic nature. The Board of Directors deemed Corficolombiana’s investment in EEB as a long-term, strategic investment, and as a result in December 2010 it was reclassified as “available for sale.” The impact of this reclassification going forward is that Corficolombiana will treat EEB as it does all of its “available for sale” investments.

In February 2010, Corficolombiana reclassified its investment in the shares of Sociedad de Inversiones en Energia S.A. (SIE) from “available for sale” to “trading” because the BVC reclassified SIE’s stock from “low” to “medium” liquidity. At that time, Colombian law established by the Superintendency of Finance mandated (in accordance with External Circular 100 of 1995, Chapter 1, numeral 4.2) that when the BVC increased the liquidity classification of a stock, if it was held as “available for sale,” the owner of the investment must reclassify the shares as “trading” and recognize the gains / losses associated with these shares that had previously been recorded as “unrealized net gains on investments” in order to reflect the appropriate value of the investment. In 2010, Corficolombiana realized Ps 196.5 billion in income from its investment in SIE (corresponding to the net unrealized gains at February 2010 plus the net mark-to-market gains generated post-February 2010). At December 31, 2010, this investment continued to be classified as “trading.”

Finally, in June 2010, due to the share-exchange merger between Banco de Occidente and Leasing de Occidente (of which Corficolombiana was the largest shareholder with a 45.2% stake), Corficolombiana was left with a 6.1% stake in Banco de Occidente classified as “available for sale”—the transaction is further explained in the Banco de Occidente 2010–2009 discussion. In October 2010, Corficolombiana sold 2.56 million shares of Banco de Occidente, or 1.71%, for a realized net gain of Ps 62.3 billion—this income was recorded under “Other operating income” under the line-item “Gains on sales of equity securities.”  In November 2010, the BVC reclassified Banco de Occidente’s shares from “low” to “medium” liquidity, and as a result of this reclassification, Corficolombiana was required to realize the Ps 173.8 billion in income that was previously recorded as “unrealized net gains on investments” for its 4.42% stake in Banco de Occidente (its remaining share ownership in Banco de Occidente after the 1.71% sale in October 2010). The income generated by this reclassification, as well as the Ps 0.7 billion generated from mark-to-market gains following this reclassification, is ultimately eliminated from Grupo Aval’s consolidated statement of income because Grupo Aval consolidates Banco de Occidente in its financial statements, and thus, already reflects the value of its investment. In December 2010, Corficolombiana sold 0.60 million shares of Banco de Occidente, or 0.40%. In contrast with the sale in October, no gains were generated under “Other operating income” under the line-item “Gains on sales of equity securities” because its Banco de Occidente investment had been marked-to-market since the November 2010 reclassification to “trading.” At December 31, 2010, this investment continued to be classified as “trading.”

Corficolombiana’s fixed income portfolio generated Ps 137.5 billion of income in 2010 due primarily to gains arising from the declining interest rate environment. While this was a relatively high figure for Corficolombiana, it was 2.7% less than the Ps 141.3 billion generated in 2009, which as previously mentioned, reflected an even steeper decline in interest rates.

Corficolombiana’s interest expense decreased by 10.6% to Ps 161.8 billion in 2010, primarily due to a Ps 16.3 billion, or 17.9%, decrease in interest expense on time deposits to Ps 74.7 billion. Again, the reduction in interest expense was primarily a result of the previously discussed declining interest rate environment.

Provisions

Corficolombiana’s net provisions increased by Ps 313.9 billion to Ps 321.6 billion in 2010. This increase was mainly attributable to a Ps 245.1 billion cautionary market risk provision established by Corficolombiana in December, with the permission of the Superintendency of Finance, in order to cover risks associated with potential future fluctuations of the share prices of the equity securities portfolio.

Corficolombiana also recorded a Ps 69.8 billion net provision in 2010 under the provisions for foreclosed assets and other assets line-item, with the permission of the Superintendency of Finance, related to the previously mentioned realization of income stemming from its investment in SIE. Given that SIE recently began trading publicly on October 8, 2009, Corficolombiana established a provision in order to moderate the impact of potential future fluctuations in its price.

Total fees and other services income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	4.4	3.6	0.8	22.5
Fiduciary activities	33.8	34.3	(0.5)	(1.6)
Other	12.4	10.8	1.6	14.7
Total fees and other services income	50.6	48.7	1.9	3.8
Fees and other services expenses	(6.9)	(8.6)	(1.7)	(19.8)
Total fees and other services income, net	43.6	40.1	3.6	8.9

Net fee and other services income increased by 8.9% to Ps 43.6 billion in 2010. While the fiduciary business produced marginally less income, this decrease was more than compensated by an increase in commissions from banking services and a decrease in fee expenses and other service expenses.

Other operating income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(37.8)	(80.9)	43.1	53.3
Gains on derivative operations, net	29.6	116.3	(86.7)	(74.5)
Gains on sales of investments in equity securities, net	109.6	0.2	109.4	–
Income from non-financial sector, net	289.8	231.2	58.5	25.3
Dividend income	38.5	81.8	(43.3)	(52.9)
Other	5.4	7.5	(2.1)	(27.8)
Total other operating income	435.2	356.2	79.0	22.2

Total other operating income increased by 22.2% to Ps 435.2 billion in 2010. This increase was primarily due to a Ps 109.4 billion increase in net gains on sales of investments in equity securities. Over the course of 2010, Corficolombiana sold three significant investments. The first was the sale of its 7.6% stake in Colombina S.A. Although the sale was formalized in December 2009, due to the form of payment, half of the income was recorded in 2010. This sale generated Ps 21.0 billion in income in that year. The second was the aforementioned sale of the portion of Corficolombiana’s stake in Banco de Occidente in October 2010, which generated Ps 62.3 billion in income. Finally, in December 2010 Corficolombiana sold 5.8 million shares of Proenergia S.A., which amounts to 4.4% of the company, for a gain of Ps 19.0 billion.

Also contributing to the increase in total other operating income was a 25.3% increase in net income from the non-financial sector to Ps 289.8 billion. This increased income resulted primarily from Epiandes and PISA, two of Corficolombiana’s consolidated investments.

Partially offsetting this increase was a 74.5% decline in gains on derivative operations to Ps 29.6 billion, which reflected the fact that Corficolombiana reduced the duration of its underlying assets (resulting in a small residual exposure in its derivative operations due to imperfect matching, as the rest were hedged) in order to reduce its risk exposure (and thus its potential returns) from the more volatile derivative markets in 2010. The greater appreciation of the Colombian peso in 2009 as compared to 2010, 8.9% against 6.4%, respectively, also decreased gains on derivative operations as Corficolombiana utilized its derivative positions to hedge its risk from its foreign exchange operations (in which it was net short of the Colombian Peso). The opposite results can be observed in the changes in Corficolombiana’s foreign exchange gains (losses) line item, which partially offset the decrease in income on derivative operations. Corficolombiana’s foreign exchange losses were reduced by Ps 43.1 billion to Ps (37.8) billion. In a year where the Colombian Peso appreciated less and Corficolombiana reduced its derivative and foreign exchange positions, both net foreign exchange losses and net derivative gains were diminished from previous years.

Also partially offsetting the increase in total other operating income was a 52.9% decrease in dividend income to Ps 38.5 billion in 2010. This decrease was driven principally by the accounting reclassification of some of Corficolombiana’s equity investments. In 2009, Promigas’ and Empresa de Energia de Bogotá’s (EEB) dividends were recorded under the dividend income line-item, but as a result of an accounting convention, when the shares of these companies were reclassified from “available for sale” to “trading” (for Promigas and EEB reclassification explanations see Corficolombiana 2010 – 2009 and 2009 – 2008 discussions), their dividends began to be recorded under “interest from investment securities” rather than under the dividend income line-item. Even though Promigas was once again classified as “available for sale” from June 2010 to November 2010, its dividends were not recorded under the dividend income line-item due to the fact that after its first reclassification to “trading,” the investment was left without any unrealized gains on the balance sheet; Colombian banking regulations mandate that dividends from an “available for sale” investment can only be registered on the income statement if the amount received is greater than the value recorded as unrealized gains. In instances such as this where that is not the case, the equity method mandates that dividends must be registered as a reduction in the value of the investment on the balance sheet. Promigas’ and EEB’s dividends in 2009 were Ps 29.5 and Ps 11.8 billion, respectively.

Operating expenses

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Salaries and employee benefits	(45.2)	(43.1)	2.1	4.8
Bonus plan payments	(4.7)	(8.3)	(3.7)	(44.2)
Termination payments	(0.4)	(0.6)	(0.3)	(42.8)
Administrative and other expenses	(58.1)	(58.2)	(0.2)	(0.3)
Deposit security, net	(5.5)	(4.1)	1.4	33.7
Charitable and other donation expenses	(1.9)	(1.1)	0.8	79.8
Depreciation	(3.2)	(2.9)	0.2	7.6
Goodwill amortization	–	–	–	–
Total operating expenses	(118.8)	(118.4)	0.4	0.3

Corficolombiana’s total operating expenses remained essentially unchanged in 2010, increasing by 0.3% to Ps 118.8 billion. Since operating expenses remained basically unchanged in 2010, while operating income before provisions increased by 26.1% to Ps 1,175.3 billion, Corficolombiana’s efficiency ratio improved, decreasing from 12.4% in 2009 to 9.8% in 2010.

Non-operating income (expense)

Total non-operating income (expense) decreased by Ps 12.5 billion to Ps (3.2) billion (indicating a net non-operating expense) in 2010, mainly due to an increase in non-operating expenses from Ps 44.2 billion in 2009 to Ps 57.4 billion in 2010. The primary driver for this was a Ps 8.4 billion increase in the non-operating expenses of one of Corficolombiana’s consolidated investments (Episol) in 2010. Although during this period Episol’s non-operating income also increased by a similar amount (Episol’s income and expenses are reported as non-operating because the company is still in a pre-operational stage), Corficolombiana’s non-operating income account did not reflect this increase primarily due to the fact that in 2009 Epiandes contributed Ps 11.0 billion in non-operating income that was not repeated in 2010.

Porvenir

Porvenir generates income primarily from fees on its customers’ pension contributions, which consist predominantly of monthly mandatory contributions. It also generates net interest income, composed almost entirely of investment income from the appreciation of Porvenir’s proprietary trading portfolio, which can be divided into two components: (1) income from its stabilization reserve, which is the legally required proprietary stake (1% of assets under management) in its funds that are subject to a minimum return guarantee and (2) direct investment portfolio income, which includes income from fixed income securities and money market instruments. As a result, Porvenir’s revenue is mainly affected by the number of contributors, the salaries of contributors, any changes in applicable fee rates and the rate of return of its assets under management.

Net income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Total interest income	58.7	65.3	(6.6)	(10.1)
Total interest expense	(0.2)	(0.3)	(0.1)	(35.6)
Net interest income	58.5	64.9	(6.5)	(10.0)
Total provisions, net	(0.0)	(2.5)	(2.5)	(99.0)
Total fees and other services income, net	373.6	366.8	6.9	1.9
Total other operating income	2.7	4.7	(2.0)	(41.7)
Total operating income	434.8	433.9	0.9	0.2
Total operating expenses	(197.5)	(182.7)	14.8	8.1
Net operating income	237.3	251.2	(13.9)	(5.5)
Total non-operating income (expense), net	1.3	3.2	(1.9)	(58.4)
Income before income tax expense and non-controlling interest	238.6	254.4	(15.8)	(6.2)
Income tax expense	(82.1)	(88.3)	(6.2)	(7.0)
Income before non-controlling interest	156.5	166.0	(9.5)	(5.7)
Non-controlling interest	(0.1)	(0.0)	0.1	157.5
Net income	156.4	166.0	(9.6)	(5.8)

Porvenir’s net income decreased by 5.8% to Ps 156.4 billion in 2010. This was primarily due to the decrease in net interest income and the increase in total operating expenses, which offset the increase in fees and other services income and the decrease in provisions. As a result, Porvenir’s efficiency ratio worsened over this period, increasing from 40.8% in 2009 to 44.3% in 2010.

Total fees and other services income

Total net fees and other services income consists primarily of commissions earned on the administration of mandatory pension funds, severance funds, voluntary pension funds and third-party liability pension funds. Porvenir’s total net fees and other services income increased slightly by 1.9% to Ps 373.6 billion in 2010, driven primarily by the increase in the revenues received from the administration of mandatory pension funds, which rose by Ps 28.4 billion, from Ps 237.9 billion in 2009 to Ps 266.4 billion in 2010, due to a 5.1% increase in the average number of contributors and a 4.9% increase in the average monthly wage per contributor to Ps 1.13 million.

Additionally, an increase in revenue associated with the management of voluntary pension funds, which rose by Ps 9.8 billion, from Ps 34.7 billion in 2009 to Ps 44.5 billion in 2010, also contributed to the increase in fee revenue.

These increases were partially offset by a Ps 12.0 billion decrease in income from third-party liability pension funds from Ps 34.0 billion in 2009 to Ps 22.0 billion in 2010. This was due to the fact that fees on the management of these funds are dependent upon the yield of the funds, which were lower in 2010 as compared to 2009 due to more challenging market conditions.

Further offsetting the increase in fee income was a Ps 16.1 billion decline in fees from severance fund management, which dropped from Ps 71.8 billion in 2009 to Ps 55.7 billion in 2010. The primary cause of this decrease was a new regulation issued by the Superintendency of Finance that required the creation of two distinct severance funds (a short-term fund and a long-term fund) as opposed to one severance fund, with the maximum permissible fee rate being reduced from 4.0% to 3.0% for the long-term severance fund and to 1.0% for the short-term fund.

Commissions from banking services, consisting primarily of fees charged to customers for the processing of information and the early withdrawal of pensions, increased by Ps 5.5 billion to Ps 13.9 billion in 2010.

Fees and other service expenses rose slightly, from Ps 42.2 billion in 2009 to Ps 50.1 billion in 2010. This was a product of the organic growth of the business and its main product lines.

Net interest income

Net interest income decreased by Ps 6.5 billion to Ps 58.5 billion in 2010. This decrease was primarily due to the decline in the rate of return of Porvenir’s total investment portfolio. While prevailing market conditions in 2010 were favorable, market conditions in 2009 were even more favorable. As a result, Porvenir’s rate of return on its investment portfolio decreased from 17.0% in 2009 to 11.5% in 2010. This decline was partially offset by an increase in the average volume of the investment portfolio, which increased by 40.3%, from Ps 452.7 billion at December 31, 2009 to Ps 635.2 billion at December 31, 2010.

Operating expenses

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Salaries and employee benefits	(77.5)	(69.4)	8.0	11.6
Bonus plan payments	(3.7)	(5.3)	(1.6)	(30.2)
Termination payments	(0.5)	(1.0)	(0.5)	(51.8)
Administrative and other expenses	(110.8)	(101.9)	8.9	8.7
Deposit security, net	–	–	–	–
Charitable and other donation expenses	(0.1)	(0.3)	(0.2)	–
Depreciation	(5.0)	(4.8)	0.2	3.4
Goodwill amortization	–	–	–	–
Total operating expenses	(197.5)	(182.7)	14.8	8.1

Porvenir’s total operating expenses increased by 8.1% to Ps 197.5 billion in 2010, due primarily to the 8.7% growth of administrative and other expenses to Ps 110.8 billion and the 11.6% increase in salaries and employee benefits to Ps 77.5 billion, both consistent with the organic growth of the business. As previously mentioned, Porvenir’s 2010 efficiency ratio slightly worsened in comparison to its 2009 figure, increasing from 40.8% in 2009 to 44.3% in 2010.

Non-operating income (expense)

Total non-operating income (expense) decreased by Ps 1.9 billion in 2010. A higher reversal of provisions in 2009, which was not repeated in 2010, was the main driver of the decrease in non-operating income. Non-operating income composed 0.6% of total net income before income tax and non-controlling interest in 2010.

Banco de Occidente

Net income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Total interest income	1,403.9	1,821.7	(417.8)	(22.9)
Total interest expense	(457.2)	(732.0)	(274.7)	(37.5)
Net interest income	946.7	1,089.7	(143.1)	(13.1)
Total provisions, net	(192.3)	(257.3)	(65.0)	(25.3)
Total fees and other services income, net	186.6	216.6	(30.0)	(13.8)
Total other operating income	316.7	282.0	34.7	12.3
Total operating income	1,257.6	1,331.0	(73.3)	(5.5)
Total operating expenses	(764.4)	(764.7)	(0.3)	0.0
Net operating income	493.2	566.2	(73.0)	(12.9)
Total non-operating income (expense), net	21.4	12.8	8.6	67.3
Income before income tax expense and non-controlling interest	514.6	579.0	(64.4)	(11.1)
Income tax expense	(126.2)	(152.0)	(25.8)	(17.0)
Income before non-controlling interest	388.4	427.0	(38.6)	(9.0)
Non-controlling interest	(2.0)	(44.9)	(42.9)	(95.5)
Net income attributable to shareholders	386.4	382.1	4.3	1.1

Banco de Occidente’s net income attributable to its shareholders increased by 1.1% to Ps 386.4 billion in 2010. The primary cause of this increase was the decrease in minority interest, by 95.5% to Ps 2.0 billion, due to the merger of Banco de Occidente and Leasing de Occidente, which occurred in the first half of 2010. The growth of total other operating income by 12.3% to Ps 316.7 billion (mainly as a result of a rise in dividend income from Corficolombiana, of which Banco de Occidente owns 13.4%) also contributed to the increase in net income. Banco de Occidente’s efficiency ratio worsened during this period, increasing from 39.8% in 2009 to 44.5% in 2010.

Net interest income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Interest income:
Interest on loans	945.3	1,223.8	(278.5)	(22.8)
Interest on investment securities	193.9	263.2	(69.3)	(26.3)
Interbank and overnight funds	8.4	32.1	(23.6)	(73.7)
Financial leases	256.3	302.6	(46.4)	(15.3)
Total interest income	1,403.9	1,821.7	(417.8)	(22.9)
Interest expense:
Checking accounts	(4.9)	(3.9)	1.0	26.3
Time deposits	(137.6)	(263.5)	(125.8)	(47.8)
Saving deposits	(141.6)	(215.3)	(73.8)	(34.3)
Total interest expense from deposits	(284.1)	(482.7)	(198.6)	(41.1)
Borrowing from banks and others	(76.8)	(116.7)	(39.9)	(34.2)
Interbank and overnight funds (expenses)	(6.7)	(5.5)	1.2	21.6
Long-term debt (bonds)	(89.7)	(127.1)	(37.4)	(29.4)
Total interest expense	(457.2)	(732.0)	(274.7)	(37.5)
Net interest income	946.7	1,089.7	(143.1)	(13.1)

Banco de Occidente’s net interest income decreased by 13.1% from Ps 1,089.7 billion in 2009 to Ps 946.7 billion in 2010. This decrease was primarily driven by a 21.3% decrease in the interest earned on loans and financial leases to Ps 1,201.6 billion in 2010. The decrease in average annualized yield for loans and financial leases from 15.0% in 2009 to 11.2% in 2010 reflected the fact that 59.1% of Banco de Occidente’s gross loan portfolio at December 31, 2010 was concentrated in commercial loans which, as mentioned in the Grupo Aval 2010–2009 discussion above, saw their yield particularly affected by the declining interest rate environment. The decrease in yield resulted in a Ps 394.0 billion decline in interest income from loans and financial leases. Partially offsetting this decrease in interest income was the 5.7% growth of Banco de Occidente’s average loan and financial lease portfolio, primarily in consumer loans and financial leases, to Ps 10,763.8 billion. The growth in the balance of this portfolio resulted in an increase of Ps 69.1 billion in interest income.

Interest income from investment securities decreased by 26.3% to Ps 193.9 billion. The fixed income portfolio generated Ps 193.8 billion, or 99.97%, of Banco de Occidente’s earnings on investment securities in 2010, reflecting gains resulting from the declining interest rate environment as well as interest accrued on the portfolio. Nevertheless, the earnings from fixed income investments for 2010 were 25.5% less than the Ps 260.0 billion earned on fixed income investments in 2009, primarily due to challenging months in January and February 2010 stemming from the volatility of fixed income interest rates in these first couple of months (explained in further depth in the Grupo Aval 2010–2009 discussion). The equity portfolio generated the remaining Ps 0.05 billion, or 0.03%, of the interest income from investment securities, which was down from the Ps 3.2 billion produced by the equity portfolio in 2009.

The decrease in interest income was partially offset by a 37.5% decline in total interest expense to Ps 457.2 billion in 2010. The decrease in interest paid on interest-bearing liabilities reflected a decreased average cost of funding, primarily in savings deposits and time deposits. The nominal interest rate paid on interest-bearing liabilities decreased from an average of 6.6% in 2009 to 4.1% in 2010, which resulted in a Ps 242.4 billion decrease in interest expense. The average balance of interest bearing liabilities increased by 1.5% to Ps 11,174.8 billion from 2009 to 2010; however, Banco de Occidente changed its composition of interest bearing liabilities throughout 2010: the average balance of savings deposits, which are relatively less expensive than time deposits, increased by 11.6% to Ps 4,860.9 billion, while the average balance of time deposits decreased by 16.3% to Ps 2,854.7 billion. As a result, the increase in volume of interest bearing liabilities actually contributed to a Ps 32.3 billion decrease in interest expense.

Banco de Occidente’s net interest margin decreased to 6.0% in 2010, down from 7.7% in 2009. Similarly, the spread between the yield earned on its loans and financial leases and the cost of its interest bearing liabilities decreased from 8.3% in 2009 to 7.1% in 2010. In addition to its high concentration in commercial loans, Banco de Occidente’s assets repriced faster than its liabilities due to the fact that a high proportion of its gross loans are due in one year or less (53.9% at December 31, 2010 compared to the Grupo Aval consolidated average of 45.9%, and 47.0% before including BAC Credomatic’s impact, each at December 31, 2010), which are particularly sensitive to repricing in an environment of declining interest rates.

Provisions

Total net provisions decreased by 25.3% to Ps 192.3 billion in 2010, driven by a decrease in provisions for loans and financial leases and a marginal increase in recoveries. Net provisions for loan and financial lease losses, the main component of total net provisions, decreased by 12.0% to Ps 204.2 billion as a result of the improvement of Banco de Occidente’s credit quality. Banco de Occidente’s past due loans decreased by 24.7% to Ps 328.7 billion and its delinquency ratio decreased from 4.0% at December 31, 2009 to 2.8% at December 31, 2010. This decrease was primarily a result of a reduction in past due commercial loans, which decreased by 34.9% to Ps 133.5 billion (with a drop in their delinquency ratio from 3.2% to 1.9%).

Charge-offs increased by 9.4% to Ps 227.6 billion in 2010 due almost entirely to an increase in write-offs in the fourth quarter of 2010 as compared to the fourth quarter of 2009 (Banco de Occidente had almost identical charge-off figures for the first nine months of 2010 as compared to the first nine months of 2009, Ps 147.2 and Ps 147.7, respectively). Charge-offs in the fourth quarter of 2010 were higher than usual primarily due to two events: (1) the write-off of a Ps 10.2 billion loan made to a construction company that declared bankruptcy in October 2010 and (2) a Ps 5.7 billion write-off in November 2010 for a loan issued to an agriculture company that experienced economic difficulties. Banco de Occidente’s charge-offs to average loans and financial leases ratio rose from 1.9% in 2009 to 2.1% in 2010. Due to the increase in charge-offs and a decrease in its net provisions, Banco de Occidente’s allowance for loan and financial lease losses decreased by 4.2% to Ps 536.8 billion at December 31, 2010. However, since the percentage decrease in past due loans was greater than the percentage decrease in allowance, Banco de Occidente’s coverage ratio improved from 128.4% to 163.3%.

Net provisions for accrued interest and other receivables decreased by 49.8% to Ps 26.0 billion due to the aforementioned improvement in the Colombian economy.

Net provisions for foreclosed assets and other assets decreased by Ps 1.2 billion, or 44.4%, to Ps 1.5 billion in 2010. Gross provisions for foreclosed assets and other assets decreased by Ps 1.5 billion to Ps 6.9 billion, and reversals of provisions for foreclosed and other assets decreased by Ps 0.3 billion to Ps 5.4 billion.

The recovery of charged-off assets increased by Ps 10.3 billion primarily as a result of the improving Colombian economy and a more effective recovery effort by Banco de Occidente.

Total fees and other services income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	124.5	150.5	(26.0)	(17.3)
Branch network services	–	–	–	–
Credit card merchant fees	81.5	42.6	38.8	91.1
Checking fees	23.3	22.7	0.6	2.6
Warehouse services	–	–	–	–
Fiduciary activities	37.9	33.8	4.1	12.1
Pension plan administration	–	–	–	–
Other	27.0	26.0	1.1	4.2
Total fees and other services income	294.1	275.5	18.6	6.7
Fees and other services expenses	(107.5)	(59.0)	48.5	82.3
Total fees and other services income, net	186.6	216.6	(30.0)	(13.8)

Total net fees and other services income decreased by 13.8% to Ps 186.6 billion in 2010. At the beginning of the year, the Superintendency of Finance required Banco de Occidente to change the way it classified certain income/expenses. Specifically, it ordered the bank to split its credit card merchant fees into gross revenue and expenses (it was previously recorded on a net basis). This almost entirely explains the Ps 38.8 billion increase in credit card merchant fees, as well as the Ps 48.5 billion increase in fees and other services expenses. The Ps 26.0 billion decrease in commissions from banking services is also explained by a reclassification that occurred in the first semester of 2010. Banco de Occidente moved Ps 34.9 billion of this income to “income from the non-financial sector, net” under “Other operating income,” as it was related to income generated by Ventas y Servicios S.A., a real-sector company consolidated by Banco de Occidente. The reported amount for the line item “income from the non-financial sector” in the 2010 period is much less than the Ps 34.9 billion other income reclassification because the reported amount is net of Ps 33.3 billion of expenses, which were reallocated from operating expenses (primarily administrative and other expenses and salaries and employee benefits).

Other operating income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	17.1	(7.1)	24.1	341.0
Gains on derivative operations, net	27.6	55.8	(28.3)	(50.6)
Gains on sales of investments in equity securities, net	0.0	–	0.0	–
Income from non-financial sector, net	1.6	–	1.6	–
Dividend income	111.7	68.6	43.1	62.7
Other	158.8	164.6	(5.8)	(3.5)
Other operating income	316.7	282.0	34.7	12.3

Total other operating income increased by 12.3% to Ps 316.7 billion in 2010. Banco de Occidente’s dividend income increased by 62.7% to Ps 111.7 billion, primarily as a result of higher dividends paid by Corficolombiana. Corficolombiana’s dividend income in 2010 was much higher due to the fact that its dividend payments are based on its previous year’s net income, and Corficolombiana’s net income in 2009 was particularly high (further explained in the 2010 – 2009 Corficolombiana discussion). This increase was partially offset by a Ps 28.3 billion decrease in net gains on derivative operations to Ps 27.6 billion, though this was almost entirely compensated by a related Ps 24.1 billion increase in net foreign exchange gains. The Ps 1.6 billion net income from the non-financial sector is composed of income related to Ventas y Servicios S.A., a subsidiary of Banco de Occidente. Prior to 2010, when a change in accounting policies resulted in Ventas y Servicios’ net income being recorded under the line item “income from non-financial sector,” it was divided among various different line items on Banco de Occidente’s financial statements.

Operating expenses

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Salaries and employee benefits	(275.1)	(274.5)	0.5	0.2
Bonus plan payments	(20.1)	(18.9)	1.3	6.6
Termination payments	(3.7)	(2.4)	1.3	51.9
Administrative and other expenses	(320.6)	(303.7)	16.9	5.6
Deposit security, net	(23.6)	(31.1)	(7.5)	(24.2)
Charitable and other donation expenses	(1.4)	(1.2)	0.3	21.6
Depreciation	(118.6)	(120.1)	(1.5)	(1.2)
Goodwill amortization	(1.3)	(12.8)	(11.5)	(90.0)
Total operating expenses	(764.4)	(764.7)	(0.3)	–

Total operating expenses for 2010 remained basically unchanged from 2009 at Ps 764.4 billion, however, there were a few changes in certain line-items. Goodwill amortization decreased due to the additional amortization of Ps 10.2 billion in the first semester of 2009 that was not repeated in 2010. There was also a Ps 7.5 billion decrease in net deposit security expenses. This decrease was partially offset by a 5.6% increase of administrative and other expenses to Ps 320.6 billion associated with the organic growth of the business. Salaries and employee benefits increased very slightly, by 0.2% to Ps 275.1 billion, which considering the increase in total employees from 7,827 at December 31, 2009 to 8,269 at December 31, 2010, represents a 5.2% per capita decrease. Despite the fact that total operating expenses remained steady, Banco de Occidente’s efficiency ratio slightly worsened in 2010, increasing from 39.8% to 44.5%, respectively. Nevertheless, it should be noted that Banco de Occidente is still among the most efficient of Grupo Aval’s banks, and the Colombian financial system as a whole, due to the bank’s efficient use of its office branch network and its ability to conduct business directly through its Treasury department.

Non-operating income (expense)

Total non-operating income (expense), which represented 4.2% of income before income tax expense and non-controlling interest in 2010, includes gains (losses) from the sale of foreclosed assets, property, plant and equipment, and other assets and income. This line item increased by Ps 8.6 billion to Ps 21.4 billion in 2010, primarily due to the sale of a warehouse in 2010 that generated approximately Ps 5.0 billion of non-operating income.

Income tax expense

Income tax expense decreased by 17.0% to Ps 126.2 billion in 2010. This was reflected in Banco de Occidente’s 24.5% effective tax rate for this period, which was 173 basis points below the 26.3% rate that prevailed in 2009. This decrease was primarily due to the fact that an important portion of the income generated by Banco de Occidente in 2010 stemmed from dividend income from its investment in Corficolombiana, which is non-taxable according to Colombian regulations. It is important to note that Banco de Occidente’s historic (and current) relatively low effective tax rate is a result not only of the significant non-taxable dividend income it receives from Corficolombiana and Porvenir, but also from deductions associated with Leasing de Occidente’s operations, mainly related to the fact that it holds productive assets (which it leases) that provide a tax deduction equivalent to 30% of their purchase price.

Non-controlling interest

Banco de Occidente’s non-controlling interest decreased by 95.5% to Ps 2.0 billion. This decrease was due to Banco de Occidente’s merger with Leasing de Occidente, an entity that Banco de Occidente previously consolidated on its financial statements, despite owning only 34.4%, due to a control agreement signed with Corficolombiana (which owned 45.2% of Leasing de Occidente). As per the merger agreement, Banco de Occidente issued shares in exchange for the outstanding shares of Leasing de Occidente, and as a result, its shares outstanding increased from 137.0 million to 149.8 million. Due to Corficolombiana’s sizable stake in Leasing de Occidente, following the transaction it owned 6.1% of Banco de Occidente’s shares outstanding, although it has since sold 2.11% of these shares at December 31, 2010 and as of May 15, 2011, held 3.9% (further explained in the 2010 – 2009 Corficolombiana discussion).

Banco Popular

Net income
	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Total interest income	1,276.2	1,453.1	(176.9)	(12.2)
Total interest expense	(325.3)	(514.2)	(189.0)	(36.7)
Net interest income	950.9	938.8	12.1	1.3
Total provisions, net	(101.6)	(94.5)	7.1	7.5
Total fees and other services income, net	136.1	143.2	(7.1)	(5.0)
Total other operating income	42.0	29.4	12.7	43.1
Total operating income	1,027.5	1,017.0	10.5	1.0
Total operating expenses	(558.3)	(536.5)	21.8	4.1
Net operating income	469.2	480.4	(11.3)	(2.3)
Total non-operating income (expense), net	53.0	(42.3)	95.3	(225.3)
Income before income tax expense and non-controlling interest	522.2	438.1	84.1	19.2
Income tax expense	(156.8)	(132.5)	24.3	18.3
Income before non-controlling interest	365.4	305.6	59.8	19.6
Non-controlling interest	(3.8)	(2.1)	1.8	85.5
Net income attributable to shareholders	361.6	303.6	58.1	19.1

Banco Popular’s net income attributable to its shareholders increased by 19.1% to Ps 361.6 billion in 2010 mainly due to: (1) an increase in net interest income, which was a result of decreasing its total interest expense by more than the decrease in its total interest income, (2) a rise in total other operating income primarily due to an increase in dividend income, and (3) an increase in non-operating income, which was predominantly a result of the reversal of a portion of its provisions for employee pension plans and the recovery of guaranties for charged-off loans from the Fondo Nacional de Garantías (Colombian National Guaranty Fund). The slight decrease in net operating income, partially due to the 4.1% increase in its total operating expenses, contributed to a marginal worsening of its efficiency ratio from 46.7% in 2009 to 47.6% in 2010.

Net interest income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Interest income:
Interest on loans	1,067.4	1,144.8	(77.5)	(6.8)
Interest on investment securities	164.8	236.9	(72.1)	(30.4)
Interbank and overnight funds	16.8	41.2	(24.5)	(59.3)
Financial leases	27.3	30.1	(2.9)	(9.5)
Total interest income	1,276.2	1,453.1	(176.9)	(12.2)
Interest expense:
Checking accounts	(1.9)	(16.6)	(14.7)	(88.5)
Time deposits	(81.8)	(182.6)	(100.7)	(55.2)
Saving deposits	(170.6)	(262.6)	(92.0)	(35.0)
Total interest expense on deposits	(254.3)	(461.8)	(207.4)	(44.9)
Borrowing from banks and others	(9.9)	(18.5)	(8.5)	(46.3)
Interbank and overnight funds (expenses)	(2.5)	(2.1)	0.5	22.7
Long-term debt (bonds)	(58.5)	(31.9)	26.6	83.2
Total interest expense	(325.3)	(514.2)	(189.0)	(36.7)
Net interest income	950.9	938.8	12.1	1.3

Banco Popular’s net interest income grew by 1.3% to Ps 950.9 billion in 2010. This increase was driven primarily by the 36.7% decrease in interest expense to Ps 325.3 billion amidst the previously discussed declining interest rate environment. The decrease in interest expense was concentrated in time deposits, for which interest expense decreased by 100.7 billion (Ps 82.0 billion due to a decrease in rate paid and Ps 18.7 billion as a result of a decline in their average balance), and savings accounts, for which interest expense decreased by Ps 92.0 billion (Ps 109.5 billion due to a decrease in rate paid, partially offset by a Ps 17.5 billion increase associated with the growth of their average balance). The nominal interest rate paid on interest-bearing liabilities decreased from an average of 6.4% in 2009 to 3.8% in 2010, which excluding interbank and overnight funds, resulted in a Ps 224.0 billion decrease in interest expense. This decrease was partially offset by a 7.8% increase in the balance of average interest bearing liabilities to Ps 8,600.4 billion (primarily reflecting increased savings deposits and long-term debt) in 2010, which was responsible for a Ps 34.6 billion increase in interest expense (excluding the impact of interbank and overnight funds).

A decline in Banco Popular’s interest income from loans and financial leases, which decreased by 6.8% to Ps 1,094.6 billion, partially offset the decrease in interest expense. This decrease in interest income was comparatively less pronounced than what was generally observed throughout the Colombian financial system due to the fact that a substantial portion of its loan portfolio is concentrated in consumer loans (53.1% of its total gross loan portfolio at December 31, 2010), which as mentioned in the Grupo Aval 2010–2009 discussion, were relatively less affected by the declining interest rate environment. Nevertheless, the decrease in average yield for loans and financial leases from 18.5% in 2009 to 14.4% in 2010 resulted in a Ps 260.7 billion decline in interest income from loans and financial leases. Partially offsetting the decrease in interest income from the decline in yield was the 19.6% growth of Banco Popular’s average loan and financial lease portfolio, primarily in consumer and commercial loans, to Ps 7,597.9 billion. The growth in the balance of this portfolio resulted in an increase of Ps 180.3 billion in interest income.

A decrease in interest income from investment securities, which declined by 30.4% to Ps 164.8 billion in 2010, also partially offset the decrease in interest expense. The fixed income portfolio generated Ps 164.0 billion of interest income from investment securities, accounting for 99.5% of Banco Popular’s earnings on investment securities in 2010. This was 30.2% lower than the Ps 234.9 billion of income generated by fixed income securities in 2009 for the reasons explained in the Grupo Aval 2010–2009 discussion. Banco Popular’s equity portfolio generated the remaining Ps 0.7 billion, or 0.5%, of income from investment securities in 2010. This was marginally lower than the Ps 2.0 billion yielded by its equity portfolio in 2009.

For the reasons explained above, Banco Popular’s net interest margin decreased from 10.4% in 2009 to 9.0% in 2010, while its spread between the yield earned on its loans and financial leases and the cost of its interest bearing liabilities declined from 12.1% in 2009 to 10.6% in 2010.

Provisions

Total net provisions increased by 7.5% to Ps 101.6 billion in 2010, driven primarily by a 36.4% rise in net provisions for loans and financial leases to Ps 128.6 billion. The increase in provisions was primarily due to the deterioration of the credit quality of certain loans throughout the fourth quarter which were ultimately charged off, as illustrated by the Ps 68.1 billion increase in charge-offs to Ps 98.6 billion in 2010 (with Ps 54.5 billion coming in the fourth quarter), were ultimately  charged-off. Consistent with the increase in charge-offs, Banco Popular’s charge-offs to average loan ratio increased from 0.5% in 2009 to 1.3% in 2010. Despite this increase, Banco Popular’s ratio of charge-offs to average loans was still relatively low, especially for a bank concentrated in consumer loans. Moreover, even with the increase in charge-offs, Banco Popular’s net provisions for loan and financial leases were still greater than its charge-offs, which resulted in a 6.4% increase in its allowance for loan and financial lease losses to Ps 360.8 billion at December 31, 2010.

As a result of the recovery of the Colombian economy and the charging-off of certain past due loans in 2010, Banco Popular’s past due loans decreased by 19.4% to Ps 215.4 billion at December 31, 2010, and its delinquency ratio decreased from 3.7% at December 31, 2009 to 2.5% at December 31, 2010. This decrease was primarily a result of a reduction in past due commercial loans, which decreased by 25.1% to Ps 73.8 billion (with a drop in their delinquency ratio from 3.7% to 2.0%), and past due consumer loans, which declined by 8.0% to Ps 116.7 billion (with a decrease in their delinquency ratio from 3.0% to 2.5%). The growth of Banco Popular’s allowance, combined with the decrease in its past due loans and financial leases, resulted in the increase of its coverage ratio from 127.0% at December 31, 2009 to 167.5% at December 31, 2010.

Net provisions for accrued interest and other receivables decreased by Ps 16.7 billion to Ps (5.7) billion (indicating a recovery of Ps 5.7 billion) due to the aforementioned improvement in the Colombian economy.

Net provisions for foreclosed assets and other assets decreased by Ps 2.7 billion to Ps (5.0) billion (indicating a net recovery of Ps 5.0 billion) in 2010. Gross provisions for foreclosed assets and other assets decreased by Ps 2.3 billion to Ps 4.0 billion, while reversals of provisions for foreclosed and other assets increased by Ps 0.4 billion to Ps 9.0 billion in 2010.

Banco Popular’s recovery of charged-off assets increased by Ps 7.8 billion to Ps 16.4 billion as a result of both a higher level of charge-offs and higher collections stemming from the overall improved economic environment.

Total fees and other services income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	86.9	93.2	(6.3)	(6.8)
Branch network services	–	–	–	–
Credit card merchant fees	5.1	4.3	0.8	18.0
Checking fees	4.3	4.7	(0.4)	(8.8)
Warehouse services	55.3	57.9	(2.7)	(4.6)
Fiduciary activities	10.7	10.9	(0.2)	(2.0)
Pension plan administration	1.6	1.0	0.6	59.5
Others	10.3	10.5	(0.2)	(2.2)
Total fees and other services income	174.1	182.6	(8.5)	(4.6)
Fees and other services expenses	(38.0)	(39.3)	(1.4)	(3.5)
Total fees and other services income, net	136.1	143.2	(7.1)	(5.0)

Total net fees and other services income decreased by 5.0% to Ps 136.1 billion in 2010. This decline was primarily due to a 6.8% drop in commissions from banking services to Ps 86.9 billion as a result of the decision not to renew a government contract, for which the Colombian government intended to establish new terms. This contract was assigned to Banco Agrario, the only state-owned bank in Colombia.

Other operating income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(1.6)	(1.8)	0.2	11.2
Gains on derivative operations, net	0.0	0.1	(0.1)	(96.9)
Gains on sales of investments in equity securities, net	(0.0)	–	(0.0)	–
Income from non-financial sector, net	3.5	–	3.5	–
Dividend income	28.1	14.8	13.2	89.1
Other	12.1	16.3	(4.2)	(25.6)
Total other operating income	42.0	29.4	12.7	43.1

Total other operating income increased by 43.1% to Ps 42.0 billion in 2010. This increase was primarily a result of an increase in dividend income, especially from Corficolombiana, of which Banco Popular owns approximately 5.5%. The reason for the increase in dividend income from Corficolombiana is included in the Banco de Occidente 2010–2009 discussion in the section on other operating income. The Ps 3.5 billion of net income from the non-financial sector is income contributed by Inca S.A., a subsidiary of which Banco Popular owns approximately 43.0%. Prior to 2010, when a change in accounting policies resulted in Inca’s net income being recorded under the line item “income from non-financial sector,” it was divided among various different line items of Banco Popular’s financial statements.

Operating expenses

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Salaries and employee benefits	(224.1)	(222.3)	1.8	0.8
Bonus plan payments	(3.8)	(2.8)	1.0	34.6
Termination payments	(0.1)	(0.5)	(0.4)	(76.7)
Administrative and other expenses	(281.2)	(264.8)	16.5	6.2
Deposit security, net	(26.7)	(24.2)	2.5	10.2
Charitable and other donation expenses	(1.3)	(4.4)	(3.0)	(69.4)
Depreciation	(20.9)	(17.5)	3.5	19.8
Goodwill amortization	–	–	–	–
Total operating expenses	(558.3)	(536.5)	21.8	4.1

Total operating expenses increased by 4.1% to Ps 558.3 billion in 2010, principally due to a 6.2% increase in administrative and other expenses as a result of the growth in the loan and financial lease portfolio. Salaries and employee benefits remained basically unchanged at Ps 224.1 billion, which considering the increase in headcount from 5,875 at December 31, 2009 to 6,180 at December 31, 2010, represents a 4.2% decrease on a per capita basis. Since operating expenses before depreciation and the amortization of goodwill grew 3.5%, while total operating income before provisions only grew 1.6%, Banco Popular’s efficiency ratio deteriorated slightly from 46.7% in 2009 to 47.6% in 2010.

Non-operating income (expense)

Total net non-operating income (expense) increased by Ps 95.3 billion to a net non-operating income of Ps 53.0 billion in 2010 from a net non-operating expense of Ps 42.3 billion in 2009, driven primarily by: (1) an approximate Ps 34.4 billion reversal of provisions for employee pension plans, (2) a Ps 18.4 billion recovery of guaranties for charged off loans (primarily corresponding to small- and medium-sized business) from the Colombian National Guaranty Fund, which guarantees loans to certain industries and businesses that the government has identified as important strategic investments for the country’s development, (3) the sale of several foreclosed assets that netted Ps 10.3 billion in income, and (4) the reduction of legal expenses for labor lawsuits by approximately Ps 20.0 billion in 2010 as compared to 2009.

Income tax expense

Income tax expense for Banco Popular increased by Ps 24.3 billion to Ps 156.8 billion in 2010. This increase was primarily due to higher income before income tax expense and non-controlling interest, as Banco Popular’s effective tax rate, calculated before removing non-controlling interest, remained essentially unchanged at 30.0% in 2010 (as compared to 30.2% in 2009).

Non-controlling interest

Banco Popular’s non-controlling interest increased by Ps 1.8 billion to Ps 3.8 billion. Non-controlling interest is not a significant contributor to net income for Banco Popular, responsible for only 1.0% of net income before non-controlling interest in 2010.

Banco AV Villas

Net income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Total interest income	683.1	789.1	(106.0)	(13.4)
Total interest expense	(142.8)	(217.0)	(74.2)	(34.2)
Net interest income	540.3	572.1	(31.7)	(5.5)
Total provisions, net	(122.4)	(188.0)	(65.6)	(34.9)
Total fees and other services income, net	140.5	143.3	(2.8)	(2.0)
Total other operating income	9.7	4.3	5.5	128.2
Total operating income	568.1	531.6	36.5	6.9
Total operating expenses	(389.8)	(377.8)	12.0	3.2
Net operating income	178.4	153.9	24.5	15.9
Total non-operating income (expense), net	16.2	12.6	3.6	28.2
Income before income tax expense and non-controlling interest	194.5	166.5	28.0	16.8
Income tax expense	(49.9)	(55.4)	(5.5)	(10.0)
Income before non-controlling interest	144.7	111.1	33.6	30.2
Non-controlling interest	(0.4)	(0.4)	(0.1)	(13.5)
Net income attributable to shareholders	144.3	110.7	33.6	30.4

Banco AV Villas’ net income attributable to its shareholders increased by 30.4% to Ps 144.3 billion in 2010. This increase was primarily due to a reduction in provision expenses (resulting from an improvement in asset quality), partially offset by an increase in operating expenses. During this period, Banco AV Villas’ efficiency ratio worsened slightly, increasing from 50.3% in 2009 to 53.9% in 2010.

Net interest income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Interest income:
Interest on loans	573.7	610.6	(36.9)	(6.0)
Interest on investment securities	103.5	171.9	(68.5)	(39.8)
Interbank and overnight funds	6.0	6.5	(0.6)	(8.9)
Financial leases	–	–	–	–
Total interest income	683.1	789.1	(106.0)	(13.4)
Interest expense:
Checking accounts	(0.3)	(0.8)	(0.5)	(64.5)
Time deposits	(85.7)	(128.2)	(42.6)	(33.2)
Saving deposits	(38.3)	(59.2)	(21.0)	(35.4)
Total interest expense on deposits	(124.2)	(188.2)	(64.0)	(34.0)
Borrowing from banks and others	(5.1)	(4.1)	0.9	22.7
Interbank and overnight funds (expenses)	(13.5)	(24.7)	(11.2)	(45.2)
Long-term debt (bonds)	–	–	–	–
Total interest expense	(142.8)	(217.0)	(74.2)	(34.2)
Net interest income	540.3	572.1	(31.7)	(5.5)

Banco AV Villas’ net interest income decreased by 5.5% to Ps 540.3 billion in 2010. This was primarily due to the 39.8% decrease in income from investment securities to Ps 103.5 billion. The fixed income portfolio generated Ps 103.4 billion, or 99.9%, of Banco AV Villas’ earnings on investment securities in 2010, reflecting gains resulting from the declining interest rate environment as well as interest accrued on the portfolio. Nevertheless, the earnings from fixed income investments in 2010 were 39.5% less than the Ps 170.8 billion earned on fixed income investments in 2009 for the reasons explained in the Grupo Aval 2010–2009 discussion. The equity portfolio generated the remaining Ps 0.1 billion, or 0.1%, of the interest income from investment securities, which was only slightly less than the Ps 1.1 billion in income yielded by the equity portfolio in 2009.

The decrease in interest earned on loans and financial leases by 6.0% to Ps 573.3 billion also contributed to the drop in net interest income in 2010. This was principally due to the decline in average yield for loans and financial leases from 16.6% in 2009 to 13.6% in 2010, which resulted in a Ps 112.4 billion decrease in interest income from loans and financial leases. Partially offsetting this decrease was the 15.1% growth of Banco AV Villas’ average loan and financial lease portfolio, primarily in consumer loans, to Ps 4,222.8 billion. The growth in the balance of this portfolio resulted in an increase of Ps 75.5 billion in interest income.

Total interest expense declined 34.2% to Ps 142.8 billion in 2010. The decrease in interest paid on interest-bearing liabilities reflected a decreased average cost of funding, primarily in time deposits. The nominal interest rate paid on interest-bearing liabilities decreased from an average of 4.9% in 2009 to 2.8% in 2010, which resulted in a Ps 94.7 billion decrease in interest expense. This decrease was partially offset by a 15.5% increase in the balance of average interest bearing liabilities to Ps 5,102.6 billion in 2010 (primarily reflecting increased savings and time deposits), which was responsible for a Ps 20.5 billion increase in interest expense.

Banco AV Villas’ net interest margin decreased from 11.6% in 2009 to 9.2% in 2010; however, its spread between the yield earned on its loans and financial leases and the cost of its interest bearing liabilities only decreased from 11.7% in 2009 to 10.8% in 2010, illustrating the primary cause of the decrease in interest income stemmed from investment securities.

Provisions

Total net provisions decreased by 34.9% to Ps 122.4 billion in 2010. This decrease was primarily driven by a decrease in net provisions for loan and financial lease losses, the main component (by volume) of total net provisions, which decreased by 28.8%, or Ps 58.7 billion, to Ps 145.1 billion as a result of the improvement of Banco AV Villas’ credit quality, which was in line with the overall recovery of the Colombian economy. Banco AV Villas’ past due loans decreased by 13.8% to Ps 198.5 billion and its delinquency ratio decreased from 5.5% at December 31, 2009 to 4.5% at December 31, 2010. This decrease was primarily a result of a reduction in past due mortgage loans, which decreased by 18.6% to Ps 67.1 billion (with a drop in their delinquency ratio from 12.1% to 11.4%), and past due commercial loans, which decreased by 36.4% to Ps 34.7 billion (with a drop in their delinquency ratio from 3.1% to 1.9%).

Charge-offs decreased by 20.1% to Ps 105.7 billion in 2010. Consistent with the decrease in charge-offs, Banco AV Villas’ charge-offs to average loan ratio declined from 3.4% in 2009 to 2.4% in 2010. The fact that Banco AV Villas’ net provisions for loan and financial lease losses were greater than its charge-offs resulted in a 18.2% increase in its allowance for loan and financial lease losses to Ps 255.5 billion at December 31, 2010. The growth of Banco AV Villas’ allowance, combined with the decrease in past due loans, resulted in the significant increase of its coverage ratio from 93.9% at December 31, 2009 to 128.7% at December 31, 2010.

Net provisions for accrued interest and other receivables decreased by 62.0% to Ps 2.6 billion as a result of the general improvement of the Colombian economy, as well as a payment received from the Colombian Government (which was fully provisioned) due to adjustments from the mortgage loan portfolio issued in 1999.

Net provisions for foreclosed assets and other assets decreased by Ps 1.3 billion to Ps (1.6) billion (meaning there was a net recovery of Ps 1.6 billion) in 2010. Gross provisions for foreclosed assets and other assets decreased by Ps 0.4 billion to Ps 2.3 billion, while reversals of provisions for foreclosed and other assets increased by Ps 0.9 billion to Ps 3.9 billion.

The recovery of charged-off assets increased by Ps 1.3 billion primarily as a result of a slightly more effective recovery effort by Banco AV Villas.

Total fees and other services income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	146.8	116.0	30.7	26.5
Branch network services	–	–	–	–
Credit card merchant fees	8.8	4.0	4.8	–
Checking fees	–	–	–	–
Warehouse services	–	–	–	–
Fiduciary activities	–	–	–	–
Pension plan administration	–	–	–	–
Other	28.9	58.8	(30.0)	(50.9)
Total fees and other services income	184.5	178.9	5.5	3.1
Fees and other services expenses	(43.9)	(35.6)	8.3	23.4
Total fees and other services income, net	140.5	143.3	(2.8)	(2.0)

Total fees and other services income decreased by 2.0% to Ps 140.5 billion in 2010. The Ps 30.7 billion increase in commissions from banking services and the Ps 30.0 billion decrease in “Other” is almost entirely explained by a reclassification of accounts, whereby an account related to commissions earned from ATM transfers was moved from the latter to the former. Also partially explaining the decrease in “Other,” was the reclassification of Ps 3.7 billion in income from “Other” to credit card merchant fees, which in turn also predominantly explains the increase in that line-item. The Ps 8.3 billion increase in fees and other service expenses to Ps 43.9 billion was due to a general increase in the volume of transactions and was in line with the organic growth of the business.

Other operating income

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(0.7)	(1.8)	1.0	58.6
Gains on derivative operations, net	1.8	3.4	(1.6)	(47.8)
Gains on sales of investments in equity securities, net	–	–	–	–
Income from non-financial sector, net	–	–	–	–
Dividend income	2.5	2.7	(0.2)	(7.4)
Other	6.2	–	6.2	–
Total other operating income	9.7	4.3	5.5	128.2

Total other operating income increased by Ps 5.5 billion to Ps 9.7 billion in 2010. This was almost entirely due to income from the sale of a Ps 149.6 billion mortgage loan portfolio that netted Ps 6.2 billion in income. Total other operating income composed only 1.7% of total operating income for 2010.

Operating expenses

	Year ended December 31,		Change, 2010 vs. 2009
	2010	2009	#	%
	(in Ps billions)
Salaries and employee benefits	(136.4)	(138.1)	(1.7)	(1.2)
Bonus plan payments	(1.6)	(0.9)	0.6	68.7
Termination payments	(2.0)	(1.5)	0.5	33.9
Administrative and other expenses	(217.6)	(209.1)	8.4	4.0
Deposit security, net	(14.6)	(12.4)	2.2	17.8
Charitable and other donation expenses	(0.5)	(0.2)	0.3	–
Depreciation	(17.3)	(15.6)	1.7	10.9
Goodwill amortization	–	–	–	–
Total operating expenses	(389.8)	(377.8)	12.0	3.2

Total operating expenses increased by 3.2% to Ps 389.8 billion in 2010, primarily due to a 4.0% increase in administrative and other expenses to Ps 217.6 billion related to the organic growth of the business and managing the Banco AV Villas’ larger loan portfolio. Salaries and employee benefits decreased slightly by 1.2% to Ps 136.4 billion, which was in line the 5.0% decrease in headcount from 6,381 at December 31, 2009 to 6,064 at December 31, 2010 (primarily in outsourced positions). On a per capita basis, this represented a 3.9% increase in salaries and employee benefits. The increase in operating expenses contributed to a marginal worsening of Banco AV Villas’ efficiency ratio, which increased from 50.3% in 2009 to 53.9% in 2010.

Non-operating income (expense)

Total non-operating income (expense) in 2010 was Ps 16.2 billion, a Ps 3.6 billion increase from the Ps 12.6 billion in 2009.

Income tax expense

The total income tax expense for Banco AV Villas in 2010 decreased by 10.0% to Ps 49.9 billion. This resulted because, despite the fact that the bank’s income before taxes and non-controlling interest was Ps 28.0 billion higher in 2010, its effective tax rate was 25.6% in 2010, 763 basis points lower than the prevailing 33.3% in 2009. The reason Banco AV Villas’ effective tax rate was lower in 2010 are as follows: (1) in 2010 the bank generated Ps 27.0 billion in non-taxable revenue while in 2009 that figure was only Ps 6.8 billion, and (2) non-tax deductible expenses in 2010 were Ps 14.4 billion while in 2009 they were Ps 25.0 billion.

Non-controlling interest

Banco AV Villas’ non-controlling interest, responsible for only 0.3% of its net income before non-controlling interest in 2010, decreased by Ps 0.06 billion from Ps 0.43 billion in 2009. Banco AV Villas’ non-controlling interest reflects other Grupo Aval banks’ ownership in A Toda Hora S.A. See “Information on the Company—Banco Popular.”

Segment results for year ended December 31, 2009 compared to year ended December 31, 2008

Banco de Bogotá

Net income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Total interest income	3,614.1	3,100.9	513.1	16.5
Total interest expense	(1,297.1)	(1,537.6)	(240.5)	(15.6)
Net interest income	2,317.0	1,563.4	753.6	48.2
Total provisions, net	(347.8)	(282.6)	65.2	23.1
Total fees and other services income, net	1,075.6	907.6	168.0	18.5
Total other operating income	492.1	451.4	40.6	9.0
Total operating income	3,536.9	2,639.8	897.0	34.0
Total operating expenses	(1,585.3)	(1,470.4)	114.9	7.8
Net operating income	1,951.6	1,169.4	782.1	66.9
Total non-operating income (expense), net	78.0	109.9	(31.9)	(29.0)
Income before income tax expense and non-controlling interest	2,029.6	1,279.4	750.2	58.6
Income tax expense	(522.7)	(392.5)	130.2	33.2
Income before non-controlling interest	1,506.9	886.8	620.1	69.9
Non-controlling interest	(551.1)	(237.7)	313.4	131.9
Net income attributable to shareholders	955.8	649.1	306.7	47.2

Banco de Bogotá’s net income attributable to its shareholders increased by 47.2% to Ps 955.8 billion in 2009. The most important driver of net income growth was the increase in net interest income, which was a result of the same factors that drove our consolidated results in this period. Total net fees and other services income also contributed to the growth in net income attributable to Banco de Bogotá’s shareholders, which was partially offset by an increase in operating expenses, primarily higher administrative and other expenses. Despite the increase in operating expenses, Banco de Bogotá’s efficiency ratio improved substantially from 48.3% in 2008 to 39.0% in 2009.

Net interest income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Interest income:
Interest on loans	2,439.3	2,524.3	(85.1)	(3.4)
Interest on investment securities	1,002.9	347.2	655.7	188.9
Interbank and overnight funds	69.0	107.8	(38.8)	(36.0)
Financial leases	102.9	121.6	(18.7)	(15.4)
Total interest income	3,614.1	3,100.9	513.1	16.5
Interest expense:
Checking accounts	(32.0)	(32.2)	(0.2)	(0.7)
Time deposits	(644.7)	(621.8)	22.9	3.7
Saving deposits	(393.7)	(558.3)	(164.5)	(29.5)
Total interest expense on deposits	(1,070.4)	(1,212.2)	(141.8)	(11.7)
Borrowing from banks and others	(94.8)	(128.3)	(33.5)	(26.1)
Interbank and overnight funds (expenses)	(79.4)	(122.9)	(43.5)	(35.4)
Long-term debt (bonds)	(52.4)	(74.1)	(21.7)	(29.3)
Total interest expense	(1,297.1)	(1,537.6)	(240.5)	(15.6)
Net interest income	2,317.0	1,563.4	753.6	48.2

Banco de Bogotá’s net interest income increased by 48.2% to Ps 2,317.0 billion in 2009. This increase was driven primarily by the growth of income from investment securities, which increased by 188.9% to Ps 1,002.9 billion. The equity portfolio generated Ps 524.3 billion, up by 3,205.6% from Ps 15.9 billion in 2008, mainly as a result of the significant appreciation in the value of Corficolombiana’s equity investments in the second half of 2009, which is further explained in the 2009 – 2008 Corficolombiana discussion. We do not expect that this level of appreciation of the equity portfolio will be replicated in future periods. The fixed income portfolio generated the remaining Ps 478.6 billion of interest income from investment securities, reflecting gains resulting from the declining interest rate environment as well as interest accrued on the portfolio.

Interest income from loans and financial leases decreased by 3.9% to Ps 2,542.2 billion in 2009, reflecting a decrease in yield, which was partially offset by the growth of the average balance of loans and financial leases. The decrease in yield from 15.1% in 2008 to 12.5% in 2009, consistent with the declining interest rate environment, resulted in a Ps 351.7 billion decrease in interest income from loans and financial leases. Partially offsetting this decrease in interest income was the 9.4% growth of Banco de Bogotá’s average loan and financial lease portfolio, primarily in corporate and consumer loans, to Ps 19,202.0 billion. The growth in the balance of this portfolio resulted in an increase of Ps 247.9 billion in interest income.

The Ps 103.8 billion decrease in interest income from loans and financial leases was more than offset by a greater decrease in interest expense. Banco de Bogotá’s interest expense on interest-bearing liabilities decreased by 15.6%, or Ps 240.5 billion, to Ps 1,297.1 billion, which reflected decreased average cost of funding (primarily for savings deposits), partially offset by the growth of the balance of deposits and other liabilities. The average interest rate paid on interest-bearing liabilities decreased from 7.7% in 2008 to 5.7% in 2009, mainly due to decreased interest rates on long-term debt, and was responsible for a Ps 441.5 billion decline in interest expense. Average interest-bearing liabilities increased by 15.3% to Ps 22,952.8 billion, primarily reflecting increased average time deposits and average savings deposits. The growth of the average balance of interest-bearing liabilities was responsible for a Ps 201.0 billion increase in interest expense.

The spread between the yield earned on Banco de Bogotá’s loans and financial leases and the cost of its interest-bearing liabilities increased from 7.4% in 2008 to 7.6% in 2009, due to its liabilities repricing faster than its assets in a decreasing interest rate environment.

Provisions

Total net provisions increased by 23.1% to Ps 347.8 billion in 2009, driven primarily by the growth of net provisions for loan and financial lease losses, which increased by 5.5% to Ps 291.2 billion, as well as an increase in net provisions for accrued interest and other receivables as described below. Gross provisions for loan and financial lease losses increased by 15.5% to 753.6 billion, while the reversal of these provisions grew by 22.8% to Ps 462.4 billion.

Provisions for loan and financial lease losses increased as a result of the slight deterioration of Banco de Bogotá’s credit quality, which resulted from the overall weakening of the Colombian economy. Past due loans increased by 13.9% to Ps 577.5 billion during this period, primarily in commercial and consumer loans, although the commercial loan delinquency ratio remained at 2.0%, which was below Banco de Bogotá’s total delinquency ratio of 2.9%.

Charge-offs increased by 21.4% to Ps 187.4 billion in 2009. Despite the increase in charge-offs, Banco de Bogotá’s charge-offs to average loan ratio increased only slightly, from 0.9% in 2008 to 1.0% in 2009. The fact that Banco de Bogotá’s net provisions for loan and financial lease losses were greater than its charge-offs resulted in a 15.5% increase in its allowance for loan and financial lease losses to Ps 765.5 billion at December 31, 2009. The growth of Banco de Bogotá’s allowance slightly outpaced the increase in past due loans, which resulted in the increase of its coverage ratio from 130.8% at December 31, 2008 to 132.5% at December 31, 2009.

Net provisions for accrued interest and other receivables, which was also a significant factor in the increase of Banco de Bogotá’s total net provisions, increased by 105.3% to Ps 62.2 billion in 2009. This increase was a result of the change in Superintendency regulations described in the 2009 – 2008 Grupo Aval discussion.

Net provisions for foreclosed assets and other assets increased by Ps 14.5 billion to Ps 17.6 billion in 2009. Although gross provisions for foreclosed assets and other assets decreased by 22.5% to Ps 26.0 billion in 2009, the increase in net provisions was driven by the fact that the reversals of provisions for foreclosed assets decreased by 72.6% to Ps 8.3 billion for the year.

The recovery of charged-off assets decreased marginally by 13.1% to Ps 23.2 billion, primarily as a result of a slightly less successful recovery effort by Banco de Bogotá.

Total fees and other services income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	508.8	390.1	118.7	30.4
Branch network services	19.5	19.1	0.4	2.3
Credit card merchant fees	46.8	46.5	0.3	0.6
Checking fees	43.3	46.0	(2.8)	(6.0)
Warehouse services	91.8	119.1	(27.3)	(22.9)
Fiduciary activities	93.0	65.3	27.7	42.3
Pension plan administration	399.2	333.6	65.6	19.7
Other	24.5	24.3	0.2	0.8
Total fees and other services income	1,226.9	1,044.0	182.8	17.5
Fees and other services expenses	(151.2)	(136.4)	14.8	10.8
Total fees and other services income, net	1,075.6	907.6	168.0	18.5

Total net fees and other services income increased by Ps 168.0 billion to Ps 1,075.6 billion in 2009, primarily as a result of higher commissions from banking services (mainly due to increased interest-bearing deposits), greater pension plan administrative fees (stemming from an increase in Porvenir’s number of contributors and the average fee received per contributor, further explained in the 2009 – 2008 Porvenir discussion) and higher fees from fiduciary activities. This increase was partially offset by a Ps 27.3 billion decrease in warehouse services income related to the loss of a logistics contract by Almaviva, which is Banco de Bogotá’s warehouse subsidiary.

Other operating income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(114.1)	28.6	(142.7)	(499.4)
Gains on derivative operations, net	228.3	59.7	168.5	282.1
Gains on sales of investments in equity securities, net	4.0	34.7	(30.6)	(88.4)
Income from non-financial sector, net(1)	231.2	200.5	30.7	15.3
Dividend income	84.5	84.5	–	–
Other	58.2	43.4	14.7	33.9
Total other operating income	492.1	451.4	40.6	9.0

(1)
Income from non-financial sector reflects the operating results of Corficolombiana (Banco de Bogotá’s subsidiary) in its consolidated investments in companies not related to the financial sector such as Epiandes, Hoteles Estelar and Organización Pajonales, among others. This result is net of the following operating and administrative expenses for the years ended 2009, 2008 and 2007: Ps 549,235, Ps 608,253 and Ps 639,076, respectively. For a description of these investments, see “Information on the Company—Corficolombiana—Equity investment portfolio.”

Total other operating income, net for 2009 increased by 9.0% to Ps 492.1 billion due to an increase in gains on forward contracts in foreign currency, which were entered into almost entirely for hedging purposes and on behalf of clients. This increase was largely offset by related net foreign exchange losses resulting from the substantial volatility of the Colombian peso – U.S. dollar exchange rate. Other operating income was also affected by an increase in income from the non-financial sector related to companies consolidated by Corficolombiana (further explained in the 2009 – 2008 Corficolombiana discussion), offset in part by decreased gains on sales of investments on equity securities resulting from the sale of an equity position in Corficolombiana’s portfolio in 2008 that was not repeated in 2009 (further explained in Corficolombiana’s 2008 – 2007 other operating income discussion).

Operating expenses

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Salaries and employee benefits	(539.8)	(507.9)	31.9	6.3
Bonus plan payments	(19.8)	(15.1)	4.8	31.8
Termination payments	(2.8)	(2.3)	0.5	22.0
Administrative and other expenses	(891.8)	(833.2)	58.5	7.0
Deposit security, net	(59.1)	(49.9)	9.2	18.4
Charitable and other donation expenses	(2.3)	(1.8)	0.5	27.9
Depreciation	(51.9)	(43.5)	8.4	19.3
Goodwill amortization	(17.8)	(16.6)	1.1	6.9
Total operating expenses	(1,585.3)	(1,470.4)	114.9	7.8

Total operating expenses for 2009 grew by 7.8% to Ps 1,585.3 billion, reflecting a 6.3% increase in salaries and employee benefits and a 7.0% increase in administrative and other expenses. The increase in salaries and benefits was mainly due to an increase in the number of employees, from 16,655 at year-end 2008 to 16,811 at year-end 2009. On a per capita basis, based on year-end numbers, salary and employee benefits increased by 5.3%. Despite the increase in operating expenses, Banco de Bogotá’s efficiency ratio improved significantly from 48.3% in 2008 to 39.0% in 2009.

Non-operating income (expense)

Total non-operating income (expense) for 2009 decreased by 29.0% to Ps 78.0 billion due to a decrease in Corficolombiana’s non-operating income, which is further explained in the 2009 – 2008 Corficolombiana discussion.

Income tax expense

Income tax expense was Ps 130.2 billion higher in 2009, primarily due to higher income before income tax expense and non-controlling interest. The effective tax rate decreased from 30.7% in 2008 to 25.8% in 2009 because of significant non-taxable valuation and dividend income recorded in 2009, mainly from Corficolombiana’s non-consolidated investments.

Non-controlling interest

Banco de Bogotá’s non-controlling interest increased by Ps 313.4 billion, or 131.9%, in 2009. The growth of non-controlling interest was primarily due to the performance of Corficolombiana, of which Banco de Bogotá owns 37.5%.

Banco de Bogotá subsegment analysis

As discussed above, Banco de Bogotá’s results of operations are significantly affected by the results of operations of its subsidiaries, Corficolombiana and Porvenir. In order to fully disclose the impact of these subsidiaries on Banco de Bogotá, set forth below is an analysis of the results of operations of each of Corficolombiana and Porvenir for the year ended December 31, 2009 compared to the year ended December 31, 2008.

Corficolombiana

Net income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Total interest income	716.5	236.6	479.9	202.9
Total interest expense	(181.1)	(233.5)	(52.5)	(22.5)
Net interest income	535.4	3.0	532.4	–
Total provisions, net	(7.7)	2.8	10.5	–
Total fees and other services income, net	40.1	25.4	14.7	57.8
Total other operating income	356.2	368.0	(11.8)	(3.2)
Total operating income	924.0	399.3	524.7	131.4
Total operating expenses	(118.4)	(105.8)	12.6	11.9
Net operating income	805.7	293.5	512.2	174.5
Total non-operating income (expense), net	9.3	39.9	(30.5)	(76.6)
Income before income tax expense and non-controlling interest	815.0	333.3	481.6	144.5
Income tax expense	(97.0)	(76.2)	20.8	(27.3)
Income before non-controlling interest	718.0	257.1	460.8	179.2
Non-controlling interest	(49.6)	(44.3)	5.3	12.0
Net income	668.4	212.9	455.5	214.0

Corficolombiana’s net income increased by 214.0% to Ps 668.4 billion in 2009. The most significant driver of the increase in net income was net interest income, partially offset by the growth of operating expenses. Corficolombiana’s efficiency ratio improved from 26.1% in 2008 to 12.4% in 2009.

Net interest income

Corficolombiana’s net interest income increased by Ps 532.4 billion to Ps 535.4 billion in 2009. Total interest income, which consists of income from loans, investment securities, interbank and overnight funds and financial leases, increased by Ps 479.9 billion to Ps 716.5 billion in 2009, primarily due to a Ps 504.9 billion increase in income on investment securities from Ps 113.4 billion in 2008 to Ps 618.3 billion in 2009. This increase was driven primarily by the Ps 469.3 billion growth in income associated with the appreciation and reclassification of certain investments in Corficolombiana’s equity portfolio, in particular Promigas and Empresa de Energía de Bogotá, which are publicly traded companies in Colombia.

In the second half of 2009, Corficolombiana recognized Ps 260.8 billion of income from its investment in Promigas, reflecting an appreciation in the value of its investment. Promigas was classified as a security “available for sale,” and thus, until August 2009, its gains / losses flowed to shareholders’ equity as “unrealized net gains on investments,” as opposed to flowing to the income statement as income on investment securities. In August 2009, the Bolsa de Valores de Colombia reclassified Promigas’ stock from medium to low liquidity (bursatilidad). Colombian law established by the Superintendency of Finance mandates that when this type of reclassification occurs for securities that are classified as “available for sale,” the owner of the investment must recognize the gains / losses associated with these shares on the income statement to reflect the appropriate value of the investment.

Corficolombiana recognized Ps 170.2 billion of income from its investment in EEB in the second half of 2009, reflecting an appreciation in the value of the investment. Although EEB was also classified as “available for sale” and its gains / losses were recorded as “unrealized net gains on investments,” in November 2009 the Bolsa de Valores de Colombia reclassified it from minimum to medium liquidity (bursatilidad). According to legislation established by the Superintendency of Finance in September 2009, when a security is reclassified in this manner its gains / losses must also be recognized in income.

In addition, Corficolombiana’s treasury department generated interest income on fixed income instruments of Ps 141.3 billion, representing a 32.9% increase from the previous year. This result was mainly due to gains arising from the previously discussed declining interest rate environment.

Corficolombiana’s interest expense decreased by 22.5% to Ps 181.1 billion in 2009, primarily due to a 37.8% decrease in interest on long-term debt, a 37.3% decrease in interest expense on savings deposits, a 31.7% decrease in interest expense on overnight funds and an 8.9% decrease in interest expense on time deposits (notwithstanding an increase in time deposit balances). Again, the reduction in interest expense was primarily a result of the previously discussed declining interest rate environment.

Total fees and other services income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	3.6	3.0	0.6	19.8
Fiduciary activities	34.3	21.1	13.2	62.3
Other	10.8	8.4	2.4	29.0
Total fees and other services income	48.7	32.5	16.2	49.8
Fees and other services expenses	(8.6)	(7.1)	1.5	21.2
Total fees and other services income, net	40.1	25.4	14.7	57.8

Net fee and commission income increased by 57.8% to Ps 40.1 billion in 2009, primarily due to higher commissions from the fiduciary activities of Corficolombiana’s subsidiary, Fiduciaria Corficolombiana, which increased by 62.3% to Ps 34.3 billion in 2009. These commissions increased as a result of: (1) higher management fees charged to clients, which increased by an average of 200 basis points for closed-end funds and (2) an 80% increase in Fiduciaria Corficolombiana’s assets under management in the second half of 2009, reaching a record high of Ps 1.8 trillion.

Other operating income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(80.9)	12.3	(93.2)	–
Gains on derivative operations, net	116.3	34.0	82.3	242.5
Gains on sales of investments in equity securities, net	0.2	32.7	(32.5)	(99.4)
Income from non-financial sector, net	231.2	200.5	30.7	15.3
Dividend income	81.8	82.7	(0.9)	(1.0)
Other	7.5	5.9	1.7	28.2
Total other operating income	356.2	368.0	(11.8)	(3.2)

Total other operating income decreased by 3.2% to Ps 356.2 billion in 2009. This decrease was primarily due to a Ps 32.5 billion decrease to Ps 0.2 billion in gains on sales of investments on equity securities as a result of higher than average results in 2008 (resulting from the sale of Lloreda S.A., which is further explained in the Corficolombiana discussion for the years ended December 31, 2008 and 2007) and lower than average results due to the decision not to sell any significant equity investments during 2009. While net foreign exchange gains (losses) decreased by Ps 93.2 billion to Ps (80.9) billion due to a fluctuation of exchange rates, this was largely offset by a Ps 82.3 billion increase to Ps 116.3 billion in gains from derivative operations, many of which were entered into to serve as a hedge for the foreign exchange positions. The Ps 30.7 billion rise to Ps 231.2 billion in income from the non-financial sector, which reflects higher income generated by Corficolombiana’s consolidated subsidiaries (primarily Epiandes, PISA and Hoteles Estelar), also partially offset the decrease in other operating income.

Operating expenses

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	2009	2008
	(in Ps billions)
Salaries and employee benefits	(43.1)	(39.0)	4.1	10.5
Bonus plan payments	(8.3)	(4.8)	3.5	73.6
Termination payments	(0.6)	(0.4)	0.3	73.5
Administrative and other expenses	(58.2)	(55.0)	3.2	5.9
Deposit security, net	(4.1)	(3.7)	0.4	9.4
Charitable and other donation expenses	(1.1)	(0.5)	0.5	106.3
Depreciation	(2.9)	(2.4)	0.5	21.6
Goodwill amortization	–	–	–	–
Total operating expenses	118.4	105.8	12.6	11.9

Corficolombiana’s total operating expenses increased by 11.9% to Ps 118.4 billion in 2009. The main driver of the increase in operating expenses was a moderate increase in termination costs, which included relocation expenses and severance payments that resulted from reductions in personnel that were due to the transfer of both the sales and trading floor and the back office operations from Cali to Bogotá. Despite these increases, Corficolombiana’s efficiency ratio improved significantly from 26.1% in 2008 to 12.4% in 2009.

Non-operating income (expense)

Total non-operating income (expense) decreased by 76.6% to Ps 9.3 billion in 2009, mainly due to a decline in other income from Ps 76.7 billion in 2008 to Ps 53.5 billion in 2009. The primary driver of this decrease was a decline in income associated with an agreement made between Corficolombiana and Banco de Bogotá according to which, on June 2, 2006, a portion of Corficolombiana’s assets and liabilities (mainly its loan portfolio and time deposits) were transferred to Banco de Bogotá (after receiving authorization from the Superintendency of Finance through Resolution 0856 of May 23, 2006). The total value of assets transferred was Ps 1,818.0 billion, of which Ps 1,790.8 billion consisted of loans.

Loans classified as “A” and “B” were directly transferred to Banco de Bogotá. Loans classified as “C” and “D” were transferred to a trust called “Patrimonio Autónomo Cartera A,” or Trust A, of which Banco de Bogotá was the direct beneficiary of any collections. Loans qualified as “E” were transferred to a trust called “Patrimonio Autónomo Cartera Corficolombiana Banco de Bogotá B,” or Trust B, administered by Fiduciaria Bogotá S.A., or “Fidubogotá,” a subsidiary of Banco de Bogotá, of which Corficolombiana was the direct beneficiary of any collections. According to the irrevocable trust agreement between Corficolombiana and Fidubogotá for Trust B, the latter has been, and will continue to be, responsible for the administration and collection of such loans in exchange for an administration fee. Furthermore, any income received by Trust B, net of fees and other applicable taxes, must be distributed to Corficolombiana. The balance of outstanding loans at December 31, 2009 for Trust B was Ps 1.6 billion. The income received by Corficolombiana from such trust was Ps 6.7 billion in 2007, Ps 25.3 billion in 2008, and Ps 2.4 billion in 2009.

We are not required to, and do not consolidate Trust A or Trust B under Colombian Banking GAAP.

Porvenir

Net income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Total interest income	65.3	20.1	45.1	224.4
Total interest expense	(0.3)	(1.1)	0.8	(70.5)
Net interest income	64.9	19.0	46.0	242.1
Total provisions, net	(2.5)	–	(2.5)	–

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Total fees and other services income, net	366.8	296.6	70.2	23.7
Total other operating income	4.7	1.1	3.6	–
Total operating income	433.9	316.6	117.2	37.0
Total operating expenses	(182.7)	(169.4)	(13.3)	7.9
Net operating income	251.2	147.2	103.9	70.6
Total non-operating income (expense), net	3.2	(0.2)	3.4	–
Income before income tax expense and non-controlling interest	254.4	147.1	107.3	73.0
Income tax expense	(88.3)	(49.9)	(38.4)	77.0
Net income	166.0	97.2	68.9	70.8

Porvenir’s net income increased by 70.8% to Ps 166.0 billion in 2009. This increase was primarily driven by growth in fees and commissions from the management and administration of different types of funds, as well as a significant appreciation of the company’s proprietary trading portfolio. Expenses increased at a much slower rate than operating income, which resulted in an improvement in Porvenir’s efficiency ratio from 52.4% in 2008 to 40.8% in 2009.

Total fees and other services income

Porvenir’s total net fees and other services income increased by 23.7% to Ps 366.8 billion in 2009, driven primarily by increased income from mandatory pension funds.

Income from mandatory pension funds increased by 15.4% to Ps 256.8 billion in 2009. This increase was due to an increase in the average number of contributors and the average fee per contributor. The number of Porvenir’s average contributors increased by 8.2% to 2,627,330, while its average active contributors for 2009 increased by 6.2% to 1,505,487 year-over-year. An active contributor is defined by the Superintendency of Finance as an individual who has made a contribution in the last six-months, while a contributor is simply an individual who has made any contribution over the course of the year. Average fee per contributor also increased year-over-year, rising by 6.6% in 2009, while average fee per active contributor increased 8.7%, both primarily a result of the 7.7% increase in the minimum wage in January 2009.

Income from voluntary pension funds increased by 26.3% to Ps 34.7 billion in 2009 as a result of an increase in the average voluntary pension scheme deposit base, which in turn was driven by a successful offering of higher fee investment alternatives for clients in 2009.

Income from third-party liability pension funds and other commissions increased by 50.8% to Ps 37.2 billion in 2009 due to higher returns from managed funds, which generated higher performance fees.

Net interest income

Net interest income increased by 242.1% to Ps 64.9 billion in 2009. This increase was due to higher yields from Porvenir’s managed portfolios (primarily the mandatory pension fund, which is its largest fund in terms of assets under management). Higher yields resulted from the previously discussed decreasing interest rate environment, significant increases in the Colombian and international stock markets and a general market recovery. The rate of return of Porvenir’s total investment portfolio was 17.0% in 2009 (compared to 7.4% in 2008).

In 2009, income from Porvenir’s stabilization reserve represented 77.5%, or Ps 50.3 billion, of total net interest income, while the direct investment portfolio income represented 19.0%, or Ps 12.3 billion. The remaining Ps 2.3 billion corresponds to income related to net interbank and overnight funds.

Operating expenses

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Salaries and employee benefits	(69.4)	(70.9)	(1.5)	(2.1)
Bonus plan payments	(5.3)	(2.8)	2.5	89.1
Termination payments	(1.0)	(0.1)	0.9
Administrative and other expenses	(101.9)	(92.2)	9.7	10.6
Charitable and other donation expenses	(0.3)	–	0.3
Depreciation	(4.8)	(3.4)	1.4	40.2
Goodwill amortization	–	–	–	–
Total operating expenses	(182.7)	(169.4)	13.3	7.9

Porvenir’s total operating expenses for 2009 increased by 7.9% to Ps 182.7 billion due primarily to the growth of administrative and other expenses, which was consistent with the organic growth of the business. As previously mentioned, Porvenir’s efficiency ratio improved year-over-year, decreasing from 52.4% in 2008 to 40.8% in 2009, which indicates that the growth in operating expenses was significantly slower than the growth in operating income.

Non-operating income (expense)

Total non-operating income (expense) includes provisions, gains on sale of property, administrative authority fines, and labor demand penalties. Total non-operating income (expense) for 2009 increased by Ps 3.2 billion from Ps (0.2) billion in 2008. An increase in the reversal of provisions was the main driver of the increase in non-operating income.

Banco de Occidente

Net income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Total interest income	1,821.7	1,864.6	(42.9)	(2.3)
Total interest expense	(732.0)	(828.7)	(96.7)	(11.7)
Net interest income	1,089.7	1,035.9	53.8	5.2
Total provisions, net	(257.3)	(254.3)	3.0	1.2
Total fees and other services income, net	216.6	215.8	0.8	0.4
Total other operating income	282.0	232.0	49.9	21.5
Total operating income	1,331.0	1,229.4	101.5	8.3
Total operating expenses	(764.7)	(714.3)	50.4	7.1
Net operating income	566.2	515.1	51.1	9.9
Total non-operating income (expense), net	12.8	14.0	(1.2)	(8.9)
Income before income tax expense and non-controlling interest	579.0	529.1	49.9	9.4
Income tax expense	(152.0)	(142.0)	10.1	7.1
Income before non-controlling interest	427.0	387.2	39.8	10.3
Non-controlling interest	(44.9)	(38.6)	6.2	16.2
Net income attributable to shareholders	382.1	348.5	33.6	9.6

Banco de Occidente’s net income attributable to its shareholders increased by 9.6% to Ps 382.1 billion in 2009. The most important drivers of net income growth were the increases in net interest income and total other operating income (mainly forward contracts on foreign currencies and income from operating leases), offset in part by an increase in total operating expenses. Banco de Occidente’s efficiency ratio remained relatively stable during this period, improving from 39.9% in 2008 to 39.8% 2009.

Net interest income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Interest income:
Interest on loans	1,223.8	1,329.2	(105.3)	(7.9)
Interest on investment securities	263.2	172.2	91.0	52.8
Interbank and overnight funds	32.1	36.9	(4.8)	(13.0)
Financial leases	302.6	326.4	(23.8)	(7.3)
Total interest income	1,821.7	1,864.6	(42.9)	(2.3)
Interest expense:
Checking accounts	(3.9)	(4.8)	(0.9)	(19.3)
Time deposits	(263.5)	(258.2)	5.3	2.1
Saving deposits	(215.3)	(293.5)	(78.2)	(26.6)
Total interest expense on deposits	(482.7)	(556.5)	(73.8)	(13.3)
Borrowing from banks and others	(116.7)	(135.7)	(19.0)	(14.0)
Interbank and overnight funds (expenses)	(5.5)	(14.1)	(8.6)	(60.9)
Long-term debt (bonds)	(127.1)	(122.5)	4.6	3.8
Total interest expense	(732.0)	(828.7)	(96.7)	(11.7)
Net interest income	1,089.7	1,035.9	53.8	5.2

Banco de Occidente’s net interest income increased by 5.2% to Ps 1,089.7 billion in 2009, driven primarily by increased income from its investment securities portfolio, which increased by 52.8% to Ps 263.2 billion. The fixed income portfolio generated Ps 260.0 billion, or 98.8%, of Banco de Occidente’s income on investment securities in 2009, reflecting gains resulting from the declining interest rate environment as well as interest accrued on the portfolio. The equity portfolio generated the remaining Ps 3.2 billion, or 1.2%, of the interest income from investment securities.

Interest income from loans and financial leases decreased by 7.8% to Ps 1,526.5 billion in 2009, reflecting a decrease in average yield. The decrease in average yield from 17.3% in 2008 to 15.0% in 2009, consistent with the declining interest rate environment described in the 2009 – 2008 Grupo Aval discussion, resulted in a Ps 239.3 billion decrease in interest income from loans and financial leases in 2009. Offsetting in part this decrease in interest income was the 6.6% growth of Banco de Occidente’s average loan and financial lease portfolio, primarily in consumer loans and financial leases, to Ps 10,179.3 billion. The growth in the balance of this portfolio resulted in an increase of Ps 110.2 billion in interest income.

The Ps 129.1 billion decrease in interest income from loans and financial leases was substantially offset by a decrease in interest expense. Banco de Occidente’s interest expense on interest-bearing liabilities decreased by 11.7%, or Ps 96.7 billion, to Ps 732.0 billion, which reflected a decreased average cost of funding (principally due to the decreased cost of savings deposits), partially offset by the growth of the balance of deposits and other liabilities. The average interest rate paid on interest-bearing liabilities decreased from 8.6% in 2008 to 6.6% in 2009, due mainly to the decreased cost of borrowing from banks and others, and was responsible for a Ps 215.6 billion decline in interest expense. Average interest-bearing liabilities increased by 14.4% to Ps 11,012.1 billion, primarily reflecting increased average time deposits and average savings deposits. The growth of the average balance of interest-bearing liabilities was responsible for a Ps 118.9 billion increase in interest expense.

The spread between the yield earned on Banco de Occidente’s loans and financial leases and the cost of its interest-bearing liabilities decreased from 8.7% in 2008 to 8.3% in 2009, due to its assets repricing faster than its liabilities in a declining interest rate environment. This was primarily a result of Banco de Occidente’s high proportion of loans due in one year or less (57.2% compared to our consolidated average of 45.5%).

Provisions

Total net provisions increased by 1.2% to Ps 257.3 billion in 2009, driven primarily by the growth of net provisions for accrued interest and other receivables, which increased by Ps 25.1 billion to Ps 51.8 billion in 2009. The growth in net provisions for accrued interest and other receivables was primarily a result of the change in regulations previously explained in the 2009 – 2008 Grupo Aval discussion.

Despite the slight increase in total net provisions, net provisions for loan and financial lease losses, which is the main component of the net provisions figure by volume, decreased by 4.4% to Ps 231.9 billion in 2009. While gross provisions increased by 6.6%, or Ps 34.9 billion, to Ps 565.5 billion, the reversal of such provisions grew by 15.8%, or Ps 45.5 billion, to Ps 333.6 billion.

In early 2009, Banco de Occidente tightened credit standards for the approval of new loans. The decrease in provisions for loan losses is consistent with the improvement of Banco de Occidente’s credit quality in terms of past due loans. Past due loans decreased during this period, by 3.3% to Ps 436.5 billion, primarily as a result of a decrease in commercial past due loans, partially offset by an increase in consumer past due loans. The decrease in past due loans, combined with the 1.4% increase in the gross loan portfolio, resulted in the improvement of Banco de Occidente’s delinquency ratio from 4.2% at year-end 2008 to 4.0% at year-end 2009.

Charge-offs increased by 123.0% to Ps 208.0 billion in 2009, concentrated primarily in consumer loans (responsible for approximately 75.0% of all charge-offs), as a result of the general weakening of the economy and the deterioration of loans issued in previous years. Despite the increase in charge-offs in 2009, the bank’s charge-off to average loan and financial lease ratio increased from 0.9% in 2008 to 1.9% in 2009, partially mitigated by the Ps 631.2 billion, or 6.6%, growth in the average loan and financial lease portfolio.

Moreover, while charge-offs increased at a significantly faster rate than net provisions for loans and financial leases (which actually decreased), net provisions for 2009 were still greater than charge-offs, which resulted in a 4.5% increase in the allowance for loan and financial lease losses to Ps 560.3 billion at December 31, 2009. Banco de Occidente’s coverage ratio increased from 118.8% at December 31, 2008 to 128.4% at December 31, 2009, reflecting both the increase in allowance for loans and financial leases and the decrease in past due loans and financial leases.

Net provisions for foreclosed assets and other assets increased by Ps 2.3 billion to Ps 2.6 billion in 2009. Gross provisions for foreclosed assets and other assets increased by 55.6% to Ps 8.3 billion in 2009, while the reversals of provisions for foreclosed assets increased by 14.5% to 5.7 billion for the year.

The recovery of charged-off assets increased by 90.1% to Ps 29.0 billion, primarily as a result of the increase in charge-offs.

Total fees and other services income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	150.5	158.0	(7.5)	(4.8)
Branch network services	–	–	–	–
Credit card merchant fees	42.6	41.1	1.5	3.7
Checking fees	22.7	24.0	(1.3)	(5.6)
Warehouse services	–	–	–	–
Fiduciary activities	33.8	25.0	8.8	35.1
Pension plan administration	–	–	–	–
Other	26.0	25.8	0.1	0.5
Total fees and other services income	275.5	274.0	1.6	0.6
Fees and other services expenses	(59.0)	(58.2)	0.8	1.4
Total fees and other services income, net	216.6	215.8	0.8	0.4

Total net fees and other services income for 2009 rose 0.4% to Ps 216.6 billion. As illustrated by the table above, all aspects remained basically unchanged year-over-year.

Other operating income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(7.1)	2.4	(9.5)
Gains on derivative operations, net	55.8	25.8	30.1	116.7
Gains (losses) on sales of investments in equity securities, net	–	(0.2)	(0.2)	–
Dividend income	68.6	61.8	6.9	11.1
Other	164.6	142.3	22.3	15.7
Other operating income	282.0	232.0	49.9	21.5

Total other operating income for 2009 increased by 21.5% to Ps 282.0 billion. An increase in gains on derivative operations, which consisted predominately of forward contracts on foreign currency, was the main driver of this growth. The line item “Other” was almost entirely composed of income from operating leases, which is an important source of income for Banco de Occidente that stems from Leasing de Occidente, a consolidated subsidiary. In 2009, this business generated approximately Ps 17.0 billion, which represented a 13.1% increase in terms of income year-over-year and was the primary factor in the 15.7% increase in other income.

Operating expenses

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Salaries and employee benefits	(274.5)	(237.9)	36.6	15.4
Bonus plan payments	(18.9)	(16.4)	2.5	15.1
Termination payments	(2.4)	(2.6)	(0.1)	(4.8)
Administrative and other expenses	(303.7)	(303.1)	0.6	0.2
Deposit security, net	(31.1)	(32.1)	(1.0)	(3.1)
Charitable and other donation expenses	(1.2)	(0.1)	1.1	–
Depreciation	(120.1)	(111.3)	8.8	8.0
Goodwill amortization	(12.8)	(10.9)	1.9	17.4
Total operating expenses	(764.7)	(714.3)	50.4	7.1

Total operating expenses for 2009 grew by 7.1% to Ps 764.7 billion, reflecting a 15.4% increase in salaries and employee benefits. This increase was partially explained by the growth in the number of Banco de Occidente’s employees from 7,430 at year-end 2008 to 7,827 at year-end 2009. On a per capita basis, based on year-end numbers, salary and employee benefits increased by 9.5%, slightly higher than the CPI for 2008 of 7.7%. Despite the increase in total operating expenses, Banco de Occidente’s efficiency ratio improved slightly from 39.9% in 2008 to 39.8% 2009.

Non-operating income (expense)

Total non-operating income (expense), which represented only 2.2% of income before income tax expense and non-controlling interest in 2009, decreased by Ps 1.2 billion to Ps 12.8 billion in 2009. Total non-operating income (expense) includes gains (losses) from the sale of foreclosed assets, property, plant and equipment, and other assets and income.

Income tax expense

Income tax expense increased by 7.1% to Ps 152.0 billion in 2009 due almost entirely to the growth of income before income tax expense and non-controlling interest. Banco de Occidente’s effective tax rate remained essentially unchanged from 2008 to 2009 (decreasing by 50 basis points, from 26.8% to 26.3%). Banco de Occidente’s low effective tax rate is a result of the factors explained in the December 31, 2010 – 2009 Banco de Occidente discussion.

Non-controlling interest

Banco de Occidente’s non-controlling interest increased by 16.2% to Ps 44.9 billion. The growth of non-controlling interest was attributable primarily to Leasing de Occidente, of which Banco de Occidente owned 34.4%, but is consolidated on Banco de Occidente’s financial statements due to a control agreement signed with Corficolombiana, which owned 45.2% of Leasing de Occidente.

Banco Popular

Net income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Total interest income	1,453.1	1,302.2	150.9	11.6
Total interest expense	(514.2)	(550.4)	(36.1)	(6.6)
Net interest income	938.8	751.8	187.0	24.9
Total provisions, net	(94.5)	(63.0)	31.5	49.9
Total fees and other services income, net	143.2	137.0	6.3	4.6
Total other operating income	29.4	32.9	(3.5)	(10.6)
Total operating income	1,017.0	858.6	158.3	18.4
Total operating expenses	(536.5)	(498.0)	38.5	7.7
Net operating income	480.4	360.6	119.8	33.2
Total non-operating income (expense), net	(42.3)	(7.0)	(35.4)	(508.4)
Income before income tax expense and non-controlling interest	438.1	353.7	84.4	23.9
Income tax expense	(132.5)	(98.8)	33.7	34.2
Income before non-controlling interest	305.6	254.9	50.7	19.9
Non-controlling interest	(2.1)	(2.4)	(0.4)	(15.8)
Net income attributable to shareholders	303.6	252.5	51.1	20.2

Banco Popular’s net income attributable to its shareholders increased by 20.2% to Ps 303.6 billion in 2009. This increase was primarily due to the growth of net interest income, offset in part by an increase in operating and non-operating expenses. Banco Popular’s efficiency ratio improved considerably from 2008 to 2009, decreasing from 52.0% to 46.7%, indicating that operating income grew at a greater rate than operating expenses.

Net interest income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Interest income:
Interest on loans	1,144.8	1,050.9	93.9	8.9
Interest on investment securities	236.9	183.3	53.5	29.2
Interbank and overnight funds	41.2	38.0	3.2	8.4
Financial leases	30.1	29.9	0.3	0.8
Total interest income	1,453.1	1,302.2	150.9	11.6

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Interest expense:
Checking accounts	(16.6)	(11.6)	4.9	42.5
Time deposits	(182.6)	(184.3)	(1.7)	(0.9)
Saving deposits	(262.6)	(285.6)	(23.0)	(8.0)
Total interest expense on deposits	(461.8)	(481.5)	(19.7)	(4.1)
Borrowing from banks and others	(18.5)	(29.6)	(11.2)	(37.7)
Interbank and overnight funds (expenses)	(2.1)	(5.8)	(3.8)	(64.8)
Long-term debt (bonds)	(31.9)	(33.4)	(1.4)	(4.3)
Total interest expense	(514.2)	(550.4)	(36.1)	(6.6)
Net interest income	938.8	751.8	187.0	24.9

Banco Popular’s net interest income grew by 24.9% to Ps 938.8 billion, driven primarily by increased income from its loan and financial lease portfolio and its investment securities (almost entirely fixed income), as well as a decrease in interest expense.

Interest income from loans and financial leases increased by 8.7% to Ps 1,175.0 billion in 2009, reflecting the growth in the average balance of these interest-earning assets, partially offset by a decrease in their yield. Banco Popular’s average loan and financial lease portfolio, primarily corporate and consumer loans, increased by 13.8% to Ps 6,351.7 billion in 2009, which resulted in an increase of Ps 146.7 billion in interest income from loans and financial leases. This increase was partly offset by a decrease in their average yield, from 19.4% in 2008 to 18.5% in 2009, consistent with the previously discussed declining interest rate environment. The result of this decrease in yield was a Ps 52.6 billion decline in interest income.

Banco Popular’s interest expense on interest-bearing liabilities decreased by 6.6% to Ps 514.2 billion in 2009 as a result of a decrease in the average cost of funding, partially offset by an increase in the average balance of deposits and other liabilities. The average interest rate paid on interest-bearing liabilities decreased from 8.3% in 2008 to 6.4% in 2009, principally driven by decreased average rates paid on saving deposits and time deposits, and was responsible for a Ps 124.9 billion decline in interest expense. The average balance of interest-bearing liabilities increased by 20.6% to Ps 7,978.5 billion in 2009, primarily due to growth in average savings and time deposits, and was responsible for a Ps 88.7 billion increase in interest expense.

The spread between the yield earned on Banco Popular’s loans and financial leases and the cost of its interest-bearing liabilities increased from 11.1% in 2008 to 12.1% in 2009. This increase was due to the fact that in a declining interest rate environment, Banco Popular’s funding, which was concentrated in saving deposits and time deposits (composing 72.2% of total liabilities at December 31, 2009), re-priced faster than its assets, particularly its payroll loans, which constitute almost the entirety of its consumer loan portfolio.

Interest income from investment securities increased by 29.2% to Ps 236.9 billion in 2009. The fixed income portfolio generated Ps 234.9 billion of interest income from investment securities, accounting for 99.1% of Banco Popular’s earnings on investment securities in 2009, as explained in the Grupo Aval discussion. Banco Popular’s equity portfolio generated the remaining Ps 2.0 billion, or 0.9%, of income from investment securities.

Provisions

Total net provisions increased by 49.9% to Ps 94.5 billion in 2009, driven primarily by the growth of net provisions for loan and financial lease losses, which increased by 28.3% to Ps 94.3 billion. Gross provisions for loan and financial lease losses increased by 13.6% to Ps 238.1 billion, while the reversal of provisions grew by 5.7% to Ps 143.8 billion.

The increase in provisions for loan and financial lease losses was consistent with the slight deterioration of Banco Popular’s credit quality, which resulted from the overall weakening of the Colombian economy. Past due loans increased by 36.7% in 2009 to Ps 267.1 billion at December 31, 2009, primarily in commercial and consumer loans. Despite this concentration of past due loans, at December 31, 2009 the delinquency ratio was 3.0% for consumer loans and 3.7% for commercial loans, which were, respectively, below and equal to Banco Popular’s total delinquency ratio of 3.7%. Banco Popular’s consumer loan delinquency ratio is comparatively much lower than that of our other banking subsidiaries, and the industry average, because the majority of its consumer loans are payroll loans. Payroll loans are loans granted to individuals for which employers withhold and discount any required loan payments from the salary of the individual who is receiving the loan. This money is then transferred to the bank that granted the payroll loan to fulfill interest payments, and ultimately, the full amount due. Payroll loans establish a standardized collection system that has a much higher rate of fulfillment, due to the fact that it automatically lays claim to the future income flows of the individual who has received the loan.

Despite the increase in past due loans, charge-offs decreased by 13.2% to Ps 30.5 billion in 2009. This indicates loan quality decreased, but not to the point of requiring a charge-off. Banco Popular’s charge-offs to average loan ratio decreased from 0.6% in 2008 to 0.5% in 2009. Since Banco Popular’s net provisions for loan and financial lease losses grew significantly more than its charge-offs, its allowance for loan and financial lease losses increased by 23.2% to Ps 339.2 billion. However, the growth of Banco Popular’s allowance was outpaced by the increase in past due loans, which explains the decrease in the bank’s coverage ratio from 140.9% in 2008 to 127.0% in 2009.

Net provisions for accrued interest and other receivables increased by 129.8% to Ps 11.1 billion, which was a result of the same factors described in the 2009 – 2008 Grupo Aval discussion.

Net provisions for foreclosed assets and other assets increased by 131.7% to Ps (2.3) billion in 2009 (indicating a net recovery of Ps 2.3 billion). Gross provisions for foreclosed assets and other assets increased by 16.6% to Ps 6.2 billion in 2009, while reversals of provisions for foreclosed and other assets decreased by 20.3% to 8.6 billion.

The recovery of charged-off assets decreased slightly by Ps 1.4 billion, which was consistent with the decrease in total loan charge-offs, the main component of charge-offs, of Ps 4.6 billion.

Total fees and other services income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	93.2	99.0	(5.8)	(5.9)
Branch network services	–	–	–	–
Credit card merchant fees	4.3	3.8	0.5	13.4
Checking fees	4.7	5.1	(0.4)	(8.1)
Warehouse services	57.9	47.6	10.3	21.7
Fiduciary activities	10.9	8.6	2.2	26.0
Pension plan administration	1.0	2.4	(1.3)	(56.1)
Other	10.5	10.0	0.5	5.1
Total fees and other services income	182.6	176.5	6.0	3.4
Fees and other services expenses	(39.3)	(39.6)	(0.2)	(0.6)
Total fees and other services income, net	143.2	137.0	6.3	4.6

Total net fees and other services income for 2009 increased by 4.6% to Ps 143.2 billion. As illustrated by the table above, all aspects remained basically unchanged year-over-year, with an increase in warehouse services being the primary driver in the slight increase, offset in part by a marginal decrease in commissions from banking services.

Other operating income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(1.8)	2.8	(4.6)	(165.3)
Gains on derivative operations, net	0.1	–	0.1
Gains on sales of investments in equity securities, net	–	–	–	–
Dividend income	14.8	16.7	(1.9)	(11.2)
Other	16.3	13.4	2.9	21.3
Total other operating income	29.4	32.9	(3.5)	(10.6)

Total other operating income for 2009 decreased by 10.6% to Ps 29.4 billion, primarily reflecting the decrease of Ps 4.6 billion in net foreign exchange gains due to the fluctuation of exchange rates. This decrease was partially offset by Ps 2.9 billion in gains from “Other” consisting primarily of fees generated for the co-management of certain pension funds belonging to the Colombian Government.

Operating expenses

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Salaries and employee benefits	(222.3)	(221.1)	1.2	0.5
Bonus plan payments	(2.8)	(3.3)	(0.5)	(14.9)
Termination payments	(0.5)	(0.2)	0.2	109.6
Administrative and other expenses	(264.8)	(232.5)	32.3	13.9
Deposit security, net	(24.2)	(20.0)	4.2	21.1
Charitable and other donation expenses	(4.4)	(2.3)	2.1	89.9
Depreciation	(17.5)	(18.5)	(1.0)	(5.5)
Goodwill amortization	–	–	–	–
Total operating expenses	(536.5)	(498.0)	38.5	7.7

Total operating expenses for 2009 grew by 7.7% to Ps 536.5 billion, principally due to an increase of 13.9% in administrative and other expenses as a result of growth in the loan portfolio. Although salaries and employee benefits increased by 0.5% to Ps 222.3 billion, in 2009 there was an increase in the number of employees from 5,817 year-end 2008 to 5,875 at year-end 2009, which means that on a per capita basis, based on year-end numbers, salary and employee benefits decreased by 0.5%, well below the CPI for full year 2008. Moreover, notwithstanding the slight increase in operating expenses, Banco Popular’s efficiency ratio improved from 52.0% to 46.7%.

Non-operating income (expense)

Total net non-operating income (expense) for 2009 decreased by Ps 35.4 billion to Ps (42.3) billion, driven primarily by an increase in provisions for labor lawsuits, as well as other non-recurring expenses.

Income tax expense

Income tax expense for Banco Popular was Ps 33.7 billion higher in 2009, primarily due to higher income before income tax expense and non-controlling interest and a 232 basis point increase in Banco Popular’s effective tax rate, calculated before removing non-controlling interest, which increased from 27.9% in 2008 to 30.2% in 2009. The reason for the increase in the effective tax rate was that in 2008 Banco Popular generated Ps 124.9 billion in non-taxable revenue, while in 2009 that figure was reduced to Ps 66.9 billion.

Non-controlling interest

Banco Popular’s non-controlling interest decreased by Ps 0.4 billion to Ps 2.1 billion. Non-controlling interest is not a significant contributor to net income for Banco Popular, responsible for only 0.7% of net income in 2009.

Banco AV Villas

Net income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Total interest income	789.1	685.1	104.0	15.2
Total interest expense	(217.0)	(241.4)	(24.4)	(10.1)
Net interest income	572.1	443.7	128.4	28.9
Total provisions, net	(188.0)	(113.3)	74.7	66.0
Total fees and other services income, net	143.3	129.2	14.1	10.9
Total other operating income	4.3	3.6	0.6	16.8
Total operating income	531.6	463.3	68.4	14.8
Total operating expenses	(377.8)	(322.9)	54.9	17.0
Net operating income	153.9	140.4	13.5	9.6
Total non-operating income (expense), net	12.6	1.4	11.2	–
Income before income tax expense and non-controlling interest	166.5	141.8	24.7	17.4
Income tax expense	(55.4)	(38.9)	16.5	42.5
Income before non-controlling interest	111.1	102.9	8.2	8.0
Non-controlling interest	(0.4)	(0.2)	0.2	73.1
Net income attributable to shareholders	110.7	102.7	8.0	7.8

Banco AV Villas’ net income attributable to its shareholders increased by 7.8% to Ps 110.7 billion in 2009. This increase was primarily due to higher net interest income, partially offset by increased operating expenses. During this period, Banco AV Villas’ efficiency ratio improved from 53.5% in 2008 to 50.3% in 2009.

Net interest income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Interest income:
Interest on loans	610.6	594.0	16.7	2.8
Interest on investment securities	171.9	78.6	93.3	118.6
Interbank and overnight funds	6.5	12.5	(5.9)	(47.5)
Financial leases	–	–	–	–
Total interest income	789.1	685.1	104.0	15.2
Interest expense:
Checking accounts	(0.8)	(0.2)	0.6	359.4
Time deposits	(128.2)	(140.8)	(12.6)	(8.9)
Saving deposits	(59.2)	(76.3)	(17.1)	(22.4)
Total interest expense on deposits	(188.2)	(217.3)	(29.1)	(13.4)
Borrowing from banks and others	(4.1)	(2.0)	2.2	110.6
Interbank and overnight funds (expenses)	(24.7)	(22.2)	2.5	11.4
Long-term debt (bonds)	–	–	–	–
Total interest expense	(217.0)	(241.4)	(24.4)	(10.1)
Net interest income	572.1	443.7	128.4	28.9

Banco AV Villas’ net interest income increased by 28.9% to Ps 572.1 billion in 2009, driven primarily by increased income from its investment securities portfolio, which grew by 118.6% to Ps 171.9 billion. The fixed income portfolio generated Ps 170.8 billion, or 99.4%, of Banco AV Villas’ earnings on investment securities in 2009, reflecting gains resulting from the declining interest rate environment as well as interest accrued on the portfolio. The equity portfolio generated the remaining Ps 1.1 billion of interest on investment income.

Interest earned on loans increased by 2.8% to Ps 610.6 billion in 2009, due primarily to higher average balances of consumer, and to a lesser extent, commercial loans. This produced a Ps 84.5 billion increase in interest income. However, that was partially offset by a decline in the average yield on loans, from 18.8% in 2008 to 16.6% in 2009, which resulted in a Ps 67.8 billion decrease in interest income.

Banco AV Villas’ interest expense decreased by 10.1% to Ps 217.0 billion in 2009 as a result of a decrease in the average cost of funding partially offset by an increase in the average balance of interest-bearing liabilities. The average interest rate paid on interest-bearing liabilities decreased from 6.4% in 2008 to 4.9% in 2009, driven by decreased average rates on all line items, and was responsible for a Ps 57.2 billion reduction in interest expense. The average balance of interest-bearing liabilities increased by 17.8% to Ps 4,419.1 billion, primarily due to growth in average interbank borrowings and average savings deposits, and was responsible for a Ps 32.9 billion increase in interest expense.

The spread between the yield earned on Banco AV Villas’ loans and financial leases and the cost of funding its interest-bearing liabilities decreased from 12.4% in 2008 to 11.7% in 2009, due to its assets repricing faster than its liabilities in a declining interest rate environment. This decrease was due to the fact that (1) 62.3% and 40.7% of its commercial and consumer loan portfolio, respectively, is concentrated in loans due in one year or less, which are relatively more sensitive to a change in rates than long-term loans and (2) Banco AV Villas has meaningful exposure to mortgage loans (at December 31, 2009, 16.3% of Banco AV Villas’ total loan portfolio consisted of mortgages), which saw their interest rates decrease throughout the course of 2009, consistent with previously discussed decline in the CPI (as a substantial portion of mortgage loans are variable rate loans indexed to the UVR).

Provisions

Total net provisions increased by 66.0% to Ps 188.0 billion in 2009, driven primarily by the growth of net provisions for loan and financial lease losses, which increased by 64.1% to Ps 203.8 billion. Gross provisions for loan and financial lease losses increased by 43.7% to Ps 298.3 billion, while the reversal of provisions grew by 13.4% to Ps 94.5 billion.

The increase of Banco AV Villas’ provisions for loan and financial lease losses was consistent with an increase in charge-offs, which grew by 52.1% to Ps 132.3 billion, that resulted from the growth of Banco AV Villas’ consumer loan portfolio. In particular, the increase in charge-offs (and the high rate of charge-offs of consumer loans) can be attributed to the consumer loans issued in 2008, which were underwritten before the implementation of our improved risk profile system in 2009. This increase in charge-offs resulted in the growth of Banco AV Villas’ charge-off to average loan and financial lease ratio to 3.4% in 2009, from 2.6% in 2008.

Despite the increase in provisions, Banco AV Villas’ past due loans and financial leases decreased during this period by 19.5% to Ps 230.2 billion, primarily in mortgage loans (which decreased by 35.6% to Ps 82.4 billion) and consumer loans (which decreased by 15.4% to Ps 90.8 billion). Mortgage and consumer loans collectively represented 57.7% of gross loans at December 31, 2009. Banco AV Villas’ total delinquency ratio decreased from 8.2% at December 31, 2008 to 5.5% at December 31, 2009. The delinquency ratio of all loan types declined, with the exception of commercial loans, which had a delinquency ratio of 2.9% at December 31, 2008 and 3.1% at December 31, 2009.

The decrease in past due mortgage loans was primarily a result of the sale of approximately Ps 28.4 billion of these loans, while the decrease in past due consumer loans resulted from the implementation of significant improvements in our risk profile system for consumer loans, and the fact that many of the problem loans issued under the past classification system were charged off over the course of 2009.

Banco AV Villas’ allowance for loan and financial lease losses increased by 42.9% to Ps 216.1 billion at December 31, 2009, indicating that despite the significant increase in charge-offs, provisions grew almost twice as fast. Moreover, as a result of this increase in allowance and the decrease in past due loans, Banco AV Villas’ coverage ratio improved from 52.9% at December 31, 2008 to 93.9% by the end of 2009. Although this coverage ratio was still comparatively the lowest among our subsidiaries, the ratio was adequate from management’s perspective, as 35.8% of Banco AV Villas’ past due loan portfolio at December 31, 2009 consisted of mortgage loans collateralized by real estate.

Net provisions for accrued interest and other receivables did not show a significant change from 2008 (Ps 7.0 billion) to 2009 (Ps 6.9 billion).

Net provisions for foreclosed assets and other assets decreased by 108.4% to Ps (0.3) billion in 2009 as a result of lower gross provisions from Ps 5.8 billion in 2008 to Ps 2.7 billion in 2009, which more than offset the slight increase in recoveries from Ps 2.5 billion in 2008 to Ps 3.0 billion in 2009.

The recovery of charged-off assets increased marginally by 5.3% to Ps 22.4 billion, primarily as a result of the increase in charge-offs.

Total fees and other services income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Fees and other services income:
Commissions from banking services	116.0	115.8	0.2	0.2
Branch network services	–	–	–	–
Credit card merchant fees	4.0		4.0
Checking fees	–	–	–	–
Warehouse services	–	–	–	–
Fiduciary activities	–	–	–	–
Pension plan administration	–	–	–	–
Other	58.8	36.6	22.3	60.9
Total fees and other services income	178.9	152.4	26.5	17.4
Fees and other services expenses	(35.6)	(23.2)	12.4	53.7
Total fees and other services income, net	143.3	129.2	14.1	10.9

Total fees and other services income increased by Ps 14.1 billion to Ps 143.3 billion in 2009. The increase in “Other” fees relates primarily to commissions received in connection with electronic social security payments, which became mandatory in June 2008 and only in 2009 generated a full year of revenues.

Other operating income

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Foreign exchange gains (losses), net	(1.8)	2.8	(4.6)	(162.7)
Gains on derivative operations, net	3.4	(1.2)	4.6
Gains on sales of investments in equity securities, net	–	–	–	–
Income from non-financial sector, net	–	–	–	–
Dividend income	2.7	1.7	1.0	61.5
Other	–	0.3	(0.3)	(100.0)
Total other operating income	4.3	3.6	0.6	16.8

Total other operating income increased by 16.8% to Ps 4.3 billion in 2009. The decrease of Ps 4.6 billion in net foreign exchange gains due to the fluctuation of exchange rates was offset by related (and in this case equivalent) gains from derivative operations, consisting primarily of forward contracts on foreign currencies.

Operating expenses

	Year ended December 31,		Change, 2009 vs. 2008
	2009	2008	#	%
	(in Ps billions)
Salaries and employee benefits	(138.1)	(114.5)	23.6	20.6
Bonus plan payments	(0.9)	(0.8)	0.2	24.5
Termination payments	(1.5)	(1.2)	0.3	24.6
Administrative and other expenses	(209.1)	(180.7)	28.4	15.7
Deposit security, net	(12.4)	(11.1)	1.3	11.7
Charitable and other donation expenses	(0.2)	–	0.2	–
Depreciation	(15.6)	(14.7)	0.9	6.1
Goodwill amortization	–	–	–	–
Total operating expenses	(377.8)	(322.9)	54.9	17.0
Total operating expenses increased by 17.0% to Ps 377.8 billion in 2009, primarily due to an increase in salaries and employee benefits. This increase was a result of the growth in the number of employees from 5,545 year-end 2008 to 6,381 at year-end 2009, a 15.1% increase. On a per capita basis, based on year-end numbers, salary and employee benefits increased by 4.8%, well below the CPI for full year 2008. An increase in administrative and other expenses, primarily due to the increased costs associated with managing the company’s larger loan portfolio, also contributed to the growth in operating expenses. Despite the slight increase in operating expenses, Banco AV Villas’ efficiency ratio improved from 53.5% in 2008 to 50.3% in 2009.

Non-operating income (expense)

Total non-operating income (expense) for the year ended December 31, 2009 was Ps 12.6 billion, a Ps 11.2 billion increase from Ps 1.4 billion in 2008. The sale of a portion of past due mortgage loans in 2009 was the main reason for this increase.

Income tax expense

The total income tax expense for Banco AV Villas was Ps 16.5 billion higher in 2009 due to higher income before income tax expense and non-controlling interest and a 5.8 percentage points increase in the company’s effective tax rate, calculated before removing non-controlling interest, which increased from 27.4% in 2008 to 33.3% in 2009. The reason for the increase in the effective tax rate was that in 2008 Banco AV Villas generated Ps 20.1 billion in non-taxable revenue, while in 2009 that figure was reduced to Ps 6.8 billion, and exempt income decreased from Ps 30.4 billion in 2008 (which was 21% of income before income tax expense and non-controlling interest) to Ps 25.9 billion in 2009 (which was 16% of income before income tax expense and non-controlling interest).

Non-controlling interest

Banco AV Villas’ non-controlling interest, responsible for only 0.4% of its net income for 2009, increased to Ps 431 million in 2009.

Liquidity and capital resources

The following table sets forth our internal and external sources of funding at September 30, 2011 and December 31, 2010, 2009 and 2008.

	At September 30,	At December 31,
	2011	2010	2009	2008
	(in Ps billions)
Liabilities and shareholders’ equity:
Deposits	65,830.3	63,669.3	49,348.5	45,050.8
Bankers’ acceptances outstanding	92.2	59.2	41.6	64.9
Interbank borrowings and overnight funds	4,288.3	2,477.4	2,753.7	794.8
Borrowings from banks and others	11,737.6	10,491.2	3,854.9	5,048.4
Accounts payable	3,002.5	2,243.5	1,518.5	1,568.6
Accrued interest payable	245.0	247.4	269.1	381.5
Other liabilities	2,139.6	1,542.0	950.7	856.1
Long-term debt (bonds)	5,645.0	5,952.4	3,422.2	2,320.3
Estimated liabilities	1,248.6	596.9	711.6	593.6
Non-controlling interest	4,732.7	4,475.5	4,038.0	3,191.1
Total liabilities	98,961.8	91,754.7	66,908.8	59,870.1
Total shareholders’ equity	7,756.5	4,554.6	4,084.3	3,209.7
Total liabilities and shareholders’ equity	106,718.3	96,309.3	70,993.1	63,079.9

In 2010, the Superintendency of Finance modified the classification criteria for derivatives. Derivatives were previously required to be shown net of liabilities, under assets in the Bankers’ acceptances, spot transactions and derivatives financial instruments line item. They are now shown gross, as assets and liabilities, and the liabilities are added in the Bankers’ acceptances and derivatives financial instruments line item. Pursuant to these rules and for the purposes of this section, derivatives (liabilities) are excluded from the Bankers’ acceptances outstanding line item and are included under “Other liabilities.”

Capitalization ratios

The following table presents consolidated capitalization ratios for our banking subsidiaries, Grupo Aval and our principal competitors at September 30, 2011 and December 31, 2010.

	At September 30, 2011
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate(1)	Grupo Aval consolidated	Bancolombia	Davivienda(6)	BBVA Colombia(6)
	(in percentages)
Tangible equity ratio(2)(5)	10.0	13.6	13.0	11.8	11.3	9.1	9.8	–	–
Tier 1 ratio(3)	12.4	8.8	9.1	12.2	11.3	–	9.3	9.5	–
Solvency ratio(4)	14.0	10.1	11.8	14.0	12.9	–	13.0	12.5	–

	At December 31, 2010
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate(1)	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
	(in percentages)
Tangible equity ratio(2)(5)	6.4	13.8	13.7	12.1	9.3	6.4	10.8	8.2	8.4
Tier 1 ratio(3)	8.9	8.0	8.4	12.1	8.8	–	10.3	9.6	9.0
Solvency ratio(4)	15.1	10.0	11.8	14.1	13.7	–	14.7	13.1	10.5

Source: Company calculations based on each entity’s respective financial statements for the period indicated.

(1)	Reflects the summation of calculated amounts for each line item for each of our banking subsidiaries.

(2)
Tangible equity ratio is calculated as total shareholders’ equity plus minority interest minus goodwill, divided by total assets minus goodwill. See “Information on the Company—Non-GAAP measures reconciliation.”

(3)	Tier 1 ratio is calculated as primary capital divided by risk-weighted assets.

(4)	Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “Supervision and Regulation—Capital adequacy requirements.”

Tangible solvency ratio differs from solvency ratio. Tangible solvency ratio is calculated as technical capital minus goodwill, divided by risk-weighted assets minus goodwill. The tangible solvency ratios for the following entities at September 30, 2011 were: Banco de Bogotá 9.8%, Banco de Occidente 10.0%, Banco Popular 11.8%, Banco AV Villas 14.0%, Grupo Aval (aggregate) 10.3%  and Bancolombia 12.1%. The tangible solvency ratios for the following entities at December 31, 2010 were: Banco de Bogotá 10.5%, Banco de Occidente 9.9%, Banco Popular 11.8%, Banco AV Villas 14.1%, Grupo Aval (aggregate) 10.8%, Bancolombia 13.6%, Davivienda 9.0% and BBVA Colombia 8.2%.

(5)
At December 31, 2010, Banco de Bogotá had Ps 2,285 billion of mandatorily convertible bonds that by their terms were converted into Banco de Bogotá shares in November 2011. If these bonds had been converted into Banco de Bogotá shares at December 31, 2010, Banco de Bogotá’s adjusted tangible equity ratio as of that date would have been 10.5%. See “Information on the Company––BAC Credomatic.” At September 30, 2011 Banco de Bogotá had Ps 51 billion of mandatorily convertible bonds, the conversion of which would be immaterial on the tangible equity ratio at such date.

On May 12, 2011, Grupo Aval offered Ps 2.1 trillion of preferred shares (1.6 billion preferred shares at a price of Ps 1,300 per share). If this offering had taken place at December 31, 2010, Grupo Aval’s adjusted tangible equity ratio at that date would have been 8.5%.

(6)	Tangible equity information at September 30, 2011 for Davivienda is not publicly available. BBVA Colombia information at September 30, 2011 is not publicly available.

Each of our banking subsidiaries is required by the Superintendency of Finance to maintain a solvency ratio of at least 9.0% of its total risk-weighted assets. As Grupo Aval is not regulated as a financial institution or bank holding company, it is not required to comply with capital adequacy regulations applicable to our banking subsidiaries. The following tables set forth reported and as-adjusted capital adequacy information for each of our banking subsidiaries at September 30, 2011 and December 31, 2010 and 2009. The reported figures are calculated using the methodology prescribed by the Superintendency of Finance, which requires that we subtract investments in non-consolidated entities from our regulatory capital. The as-adjusted amounts have been adjusted not to subtract non-controlling interest in financial institutions, which are consolidated in other Grupo Aval subsidiaries at December 31, 2010 and 2009 (principally Banco de Bogotá’s non-controlling interest held through Corficolombiana in Leasing de Occidente at December 31, 2009, and in Banco de Occidente at December 31, 2010; Banco de Occidente’s investment in Corficolombiana and Porvenir, consolidated into Grupo Aval through Banco de Bogotá; and Banco Popular’s stake in Corficolombiana, consolidated into Grupo Aval through Banco de Bogotá. Management uses these as-adjusted amounts when reviewing the capitalization of our banking subsidiaries in part because we believe that the inclusion of such investments presents a more comprehensive picture of our capitalization.

The following tables present consolidated capitalization ratios for our banking subsidiaries at September 30, 2011 and December 31, 2010 and 2009. For a reconciliation of these capitalization ratios to Colombian Banking GAAP, see “Supervision and Regulation—Capital adequacy requirements.”

Banco de Bogotá (Consolidated)	At September 30, 2011
	Reported		As-adjusted(2)
	Amount	Ratio	Amount	Ratio
	(Ps billions, except percentages)
Primary capital (Tier I)	7,139.6	12.4%	7,352.3	12.8%
Secondary capital (Tier II)	877.9	1.5%	880.6	1.5%
Primary and secondary capital (Tier I and II)	8,017.6	14.0%	8,232.9	14.3%
Risk-weighted assets including regulatory value at risk(1)	57,414.9	–	57,628.6	–

Banco de Bogotá (Consolidated)	At December 31, 2010				At December 31, 2009
	Reported		As-adjusted(2)		Reported		As-adjusted(2)
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Ps billions, except percentages)				(Ps billions, except percentages)
Primary capital (Tier I)	4,497.1	8.9%	4,769.4	9.4%	4,157.1	14.0%	4,278.5	14.3%
Secondary capital (Tier II)	3,137.5	6.2%	3,140.6	6.2%	704.8	2.4%	722.3	2.4%
Primary and secondary capital (Tier I and II)	7,634.5	15.1%	7,910.0	15.5%	4,861.9	16.4%	5,000.8	16.8%
Risk-weighted assets including regulatory value at risk(1)	50,663.7	–	50,937.1	–	29,710.1	–	29,835.2	–

Source:  Company calculations based on each bank’s respective consolidated financial statements for the period indicated.

(1)	Regulatory value at risk is calculated in accordance with the Superintendency of Finance guidelines, see “Supervision and Regulation—Capital adequacy requirements.”

(2)	Adjusted to reflect non-consolidated interests in Leasing de Occidente. In June 2010, Banco de Occidente and Leasing de Occidente merged.

Banco de Occidente (Consolidated)	At September 30, 2011
	Reported		As-adjusted(2)
	Amount	Ratio	Amount	Ratio
	(Ps billions, except percentages)
Primary capital (Tier I)	1,537.7	8.8%	1,953.2	10.9%
Secondary capital (Tier II)	234.7	1.3%	562.0	3.1%
Primary and secondary capital (Tier I and II)	1,772.4	10.1%	2,515.2	14.0%
Risk-weighted assets including regulatory value at risk(1)	17,569.9	–	17,995.7	–

Banco de Occidente (Consolidated)	At December 31, 2010				At December 31, 2009
	Reported		As-adjusted(2)		Reported		As-adjusted(2)
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Ps billions, except percentages)				(Ps billions, except percentages)
Primary capital (Tier I)	1,196.0	8.0%	1,557.2	10.2%	1,026.0	7.5%	1,332.1	9.6%
Secondary capital (Tier II)	302.0	2.0%	631.3	4.1%	367.0	2.7%	562.1	4.0%
Primary and secondary capital (Tier I and II)	1,498.0	10.0%	2,188.6	14.3%	1,393.0	10.2%	1,894.2	13.6%
Risk-weighted assets including regulatory value at risk(1)	14,921.2	–	15,290.3	–	13,592.0	–	13,906.0	–

Source:  Company calculations based on each bank’s respective consolidated financial statements for the period indicated.

(1)	Regulatory value at risk is calculated in accordance with the Superintendency of Finance guidelines, see “Supervision and Regulation—Capital adequacy requirements.”

(2)	Adjusted to reflect non-consolidated interests in Porvenir and Corficolombiana.

Banco Popular (Consolidated)	At September 30, 2011
	Reported		As-adjusted(2)
	Amount	Ratio	Amount	Ratio
	(Ps billions, except percentages)
Primary capital (Tier I)	1,062.5	9.1%	1,142.6	9.7%
Secondary capital (Tier II)	317.7	2.7%	461.1	3.9%
Primary and secondary capital (Tier I and II)	1,380.2	11.8%	1,603.6	13.6%
Risk-weighted assets including regulatory value at risk(1)	11,718.6	–	11,798.6	–

Banco Popular (Consolidated)	At December 31, 2010				At December 31, 2009
	Reported		As-adjusted(2)		Reported		As-adjusted(2)
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Ps billions, except percentages)				(Ps billions, except percentages)
Primary capital (Tier I)	921.4	8.4%	990.8	9.0%	737.1	8.4%	793.3	8.9%
Secondary capital (Tier II)	380.1	3.5%	522.8	4.7%	400.0	4.5%	487.6	5.5%
Primary and secondary capital (Tier I and II)	1,301.4	11.8%	1,513.6	13.7%	1,137.1	12.9%	1,280.9	14.4%
Risk-weighted assets including regulatory value at risk(1)	10,998.5	–	11,067.9	–	8,818.5	–	8,874.7	–

Source:  Company calculations based on each bank’s respective consolidated financial statements for the period indicated.

(1)	Regulatory value at risk is calculated in accordance with the Superintendency of Finance guidelines, see “Supervision and Regulation—Capital adequacy requirements.”

(2)	Adjusted to reflect non-consolidated interests in Corficolombiana.

Banco AV Villas (Consolidated)	At September 30, 2011
	Reported
	Amount	Ratio
	(Ps billions, except percentages)
Primary capital (Tier I)	668.4	12.2%
Secondary capital (Tier II)	99.7	1.8%
Primary and secondary capital (Tier I and II)	768.1	14.0%
Risk-weighted assets including regulatory value at risk(1)	5,486.4	–

Banco AV Villas (Consolidated)	At December 31, 2010		At December 31, 2009
	Reported		Reported
	Amount	Ratio	Amount	Ratio
Primary capital (Tier I)	598.8	12.1%	505.4	10.7%
Secondary capital (Tier II)	100.6	2.0%	92.5	2.0%
Primary and secondary capital (Tier I and II)	699.4	14.1%	597.9	12.6%
Risk-weighted assets including regulatory value at risk(1)	4,943.1	–	4,741.8	–

Source:  Company calculations based on each bank’s respective consolidated financial statements for the period indicated.

(1)	Regulatory value at risk is calculated in accordance with the Superintendency of Finance guidelines, see “Supervision and Regulation—Capital adequacy requirements.”

Funding

Our banks fund most of their assets with local deposits, consistent with other Colombian banks. Other sources of funding include interbank borrowings and overnight funds, and borrowings from development banks and long-term bond issuances.

The following table summarizes our funding structure at the dates indicated.

	At September 30, 2011	At December 31,
		2010	2009	2008
	(in Ps billions)
Deposits	65,830.3	63,669.3	49,348.5	45,050.8
Borrowings from banks and others	11,737.6	10,491.2	3,854.9	5,048.4
Bankers’ acceptance outstanding	92.2	59.2	41.6	64.9
Interbank borrowings and overnight funds	4,288.3	2,477.4	2,753.7	794.8
Long-term debt (bonds)	5,645.0	5,952.4	3,422.2	2,320.3
Total funding	87,593.4	82,649.4	59,420.9	53,279.3

From December 31, 2010 to September 30, 2011, interbank borrowings and overnight funds increased as a percentage of total funding by 1.9 percentage points. Borrowings from banks and others increased by 0.7 percentage points while long-term debt and deposits decreased by 0.8 and 1.9 percentage points, respectively.

From year-end 2009 to year end 2010, deposits decreased as a percentage of total funding by 6.0 percentage points, Interbank borrowings and overnight funds decreased by 1.6 percentage points, Borrowings from banks and others increased by 6.2 percentage points, and bonds increased by 1.4 percentage points.

In 2010 total funding increased by 39 percentage points mainly as a result of the BAC acquisition by Banco de Bogotá and the additional funding obtained both at Banco de Bogotá and at Grupo Aval’s levels to fund part of such acquisition. While during 2009 and 2008 total deposits represented 83.0% and 84.6% of total funding, during 2010 their proportion decreased to 77.0% mainly due to an increase in borrowings from banks and other which increased from 6.5% to 12.7% of total funding in 2009 and 2010 respectively, and in long-term debt (bonds) which increased from 5.8%  to 7.2% of total funding in 2009 and 2010 respectively.

From December 31, 2010 to September 30, 2011 total funding increased by 6.0 percentage points from the same period in 2010, mainly as a result of an increase in interbank borrowings and overnight funds and borrowings from banks and others. From year-end 2010 to September 30, 2011 total deposits decreased as a percentage of total funding by 1.9 percentage points, from 77.0% to 75.2%, mainly due to an increase in interbank borrowings and overnight funds which increased from 3.0% of total funding in December 2010 to 4.9% in September 2011.

Our banks’ funding base also benefits from the highest available local credit ratings for each of our banking subsidiaries and each of Porvenir and Corficolombiana, as assigned by BRC Investor Services S.A. S.C.V., an affiliate of Moody’s Investors Services, Inc. Banco Popular and Banco AV Villas have also achieved the highest available local credit ratings as assigned by Value and Risk Rating S.A. S.C.V. Changes in credit ratings may affect the cost of our funding.

We believe that our working capital is sufficient to meet the company’s present requirements and that the current level of funding of each of our banks is adequate to support its business.

The following table presents our consolidated funding from deposits at the dates indicated.

	At September 30,	At December 31,
	2011	2010	2009	2008
	(in Ps billions)
Interest-bearing deposits:
Checking accounts	10,319.0	6,191.1	1,629.3	1,696.3
Time deposits	21,800.0	18,615.0	16,144.2	16,021.3
Savings deposits	26,792.9	26,021.2	21,313.7	18,029.8
Total	58,912.0	50,827.4	39,087.2	35,747.3
Non-interest-bearing deposits:
Checking accounts	6,216.5	11,861.3	9,511.2	8,614.4
Other deposits	701.7	980.6	750.1	689.1
Total	6,918.2	12,841.9	10,261.3	9,303.5
Total deposits	65,830.3	63,669.3	49,348.5	45,050.8

Checking accounts. Our consolidated balance of checking accounts was Ps 16,535.6 billion at September 30, 2011, Ps 18,052.4 billion at December 31, 2010 , Ps 11,140.5 billion at December 31, 2009 and Ps 10,310.7 billion at December 31, 2008, representing 19.1%, 21.8%, 18.7% and 19.4% of total funding, respectively. The decrease in total funding share of deposits was primarily due to a lower growth rate of checking accounts and an increase in total funding share of long-term debt.

Time deposits. Our consolidated balance of time deposits was Ps 21,800.0 billion at September 30, 2011, Ps 18,615.0 billion at December 31, 2010, Ps 16,144.2 billion at December 31, 2009 and Ps 16,021.3 billion year-end 2008, representing 24.9%, 22.5%, 27.2% and 30.1% of total funding, respectively. In 2008, the Superintendency of Finance imposed a marginal reserve requirement for savings deposits which strengthened growth in time deposits during that year. Time deposits are the most interest rate sensitive type of deposit Grupo Aval has and its share on total funding has decreased primarily since 2008 due to the mentioned reserve requirements.

The following tables present time deposits held at September 30, 2011 and December 31, 2010, by amount and maturity for deposits.

	At September 30, 2011
	Peso-denominated	Foreign currency-denominated	Total
	(in Ps billions)
Up to 3 months	3,481.0	1,885.8	5,366.8
From 3 to 6 months	1,887.5	1,217.5	3,105.0
From 6 to 12 months	2,736.0	1,899.2	4,635.2
More than 12 months	4,256.5	1,199.9	5,456.4
Time deposits less than U.S.$100,000(1)	2,320.1	916.5	3,236.6
Total	14,681.1	7,119.0	21,800.0
	At December 31, 2010
Up to 3 months	3,624.8	3,149.7	6,774.4
From 3 to 6 months	2,264.4	1,151.0	3,415.4
From 6 to 12 months	1,607.6	1,272.4	2,880.1
More than 12 months	2,095.7	252.0	2,347.7
Time deposits less than U.S.$100,000(1)	2,306.9	890.5	3,197.4
Total	11,899.4	6,715.6	18,615.0

(1)	Equivalent to Ps 191.4 million at the representative market rate at December 31, 2010 and Ps 192.9 million at the representative market rate at September 30, 2011.

Savings deposits. Our consolidated balance of savings deposits was Ps 26,792.9 billion at September 30, 2011, Ps 26,021.2 billion at December 31, 2010, Ps 21,313.7 billion at December 31, 2009 and Ps 18,029.8 billion at year-end 2008, representing 30.6%, 31.5%, 35.9% and 33.8% of total funding, respectively.

Other deposits. Our consolidated balance of other deposits, which consist of deposits from correspondent banks, cashier checks and collection services, was Ps 701.7 billion at September 30, 2011, Ps 980.6 billion at December 31, 2010, Ps 750.1 billion at December 31, 2009 and Ps 689.1 billion year-end 2008, representing 0.6%, 1.2%, 1.3% and 1.3% of total funding, respectively.

Interbank borrowings and overnight funds. Our consolidated balance of interbank borrowings and overnight funds was Ps 4,288.3 billion at September 30, 2011, Ps 2,477.4 billion at December 31, 2010, Ps 2,753.7 billion at December 31, 2009 and Ps 794.8 billion at year-end 2008, representing 4.9%, 3.0%, 4.6% and 1.5% of total funding, respectively.

The following table sets forth our short-term borrowings consisting of interbank borrowings for the periods indicated.

	At September 30,			At December 31,
	2011		2010		2009
	Amount	Nominal rate	Amount	Nominal rate	Amount	Nominal rate
	(in Ps billions, except percentages)
Short-term borrowings
Interbank borrowings and overnight funds
End of period	4,288.3	–	2,477.4	–	2,753.7	–
Average during period	4,444.6	3.2%	3,955.4	2.5%	2,377.7	4.7%
Maximum amount of borrowing at any month-end	5,546.2	–	6,884.8	–	3,619.1	–
Interest paid during the period	105.9	–	99.0	–	111.7	–

As part of their interbank transactions, our banks maintain a portfolio of government securities and private sector liquid debt instruments used to obtain overnight funds from other financial institutions or investment funds by selling such securities and simultaneously agreeing to repurchase them. Due to the short-term nature of this source of funding, these transactions are volatile and are generally composed of Colombian government securities.

Borrowings from banks and others. Borrowings from banks are provided by correspondent banks and by governmental entities to promote lending to specific sectors of the Colombian economy. This funding, which mainly has fully matched maturities and interest rates with related loans, totaled Ps 11,737.6 billion at September 30, 2011, Ps 10,491.2 billion at December 31, 2010, Ps 3,854.9 billion at December 31, 2009 and Ps 5,048.4 billion at December 31, 2008, representing 13.4%, 12.7%, 6.5% and 9.5% of total funding, respectively.

Bankers’ acceptances outstanding. Our consolidated bankers’ acceptances outstanding balance was Ps 92.2 billion at September 30, 2011, Ps 59.2 billion at December 31, 2010, Ps 41.6 billion at December 31, 2009 and Ps 64.9 billion at year-end 2008, representing 0.1% of total funding at each date.

Bonds. We issue bonds in the Colombian markets. Our consolidated balance of bonds outstanding was Ps 5,645.0 billion at September 30, 2011, Ps 5,952.4 billion at December 31, 2010, Ps 3,422.2 billion at December 31, 2009 and Ps 2,320.3 billion at year-end 2008, representing 6.4%, 7.2%, 5.8% and 4.4% of total funding, respectively. The following bond issuances were placed in 2010:

Issuer	Issuance date	Amount outstanding	Expiration date	Interest rate
(in Ps Billions, unless otherwise indicated)
Banco de Bogotá S.A.	2010	205.9	February 2017 to February 2020	IPC + 5.33% to IPC + 5.45% to UVR + 5.29% to UVR + 5.45%
Banco de Bogotá S.A. (Convertible Bonds)	2010	51.3	Up to November 2011	3.00%
Banco de Occidente S.A.	2010	550.0	Up to November 2015	IPC + 2.72% to DTF + 1.35% to IBR + 1.42%
Banco Popular S.A.	2010	400.3	February 2012 to February 2015	DTF + 1.10% to IPC + 3.30% to IBR + 1.44%
Banco Popular S.A.	2010	300.0	December 2011 to June 2013	DTF + 0.95% to 4.98% to IPC + 3.23% to IBR + 1.20%
Banco Popular S.A.	2010	300.0	April 2012 to October 2013	IBR + 1.10% MV to IPC + 2.64% TV
Leasing Corficolombiana S.A.	2010	86.0	March 2013	DTF + 1.80%
BAC Credomatic Guatemala	2010	14.6	October 2011 to November 2011	3.00% to 9.15%

The following bond issuances were placed in the market in the nine-month period ended September 30, 2011:

Issuer	Issuance date	Amount	Expiration date	Interest rate
(in Ps billions, unless otherwise indicated)
Banco de Occidente S.A.	2011	400.0	March 2016	IPC + 2.49% to IPC +3.05%
Banco de Occidente S.A.	2011	247.1	September 2021	IPC + 4.0% to IBR + 1.80%
BAC Credomatic Guatemala	2011	121.9	October 2011 to March 2014	4.65% to 8.69%

On December 19, 2011, Banco de Bogotá completed the Banco de Bogotá Debt Offering, consisting of U.S.$600 million of 5.00% senior notes due 2017.

Banco de Bogotá

For the nine-month period ended September 30, 2011, the proportion of total interbank borrowings and overnight funds in Banco de Bogotá’s total funding increased 3.0% due to a significant decrease in long-term debt. The decrease in long term debt was due to the conversion of the convertible bonds issued by Banco de Bogotá on November 19, 2010.

In September 2011 deposits increased by 0.6% to 76.0% of total funding, compared to 75.4% in December 2010.

For the year ended December 31, 2010, the proportion of total deposits in Banco de Bogotá’s total funding decreased 8.4% due to a significant increase in borrowings from banks and others and in long term debt.

In 2010, time deposits decreased by 6.0 percentage points as a percentage of total funding, compared to a 3.7 percentage point decrease in 2009.

On November 19, 2010, Banco de Bogotá issued Ps 2,285 billion in convertible bonds (included in long-term debt). All of the convertible bonds have been converted into Banco de Bogotá’s ordinary shares in November 2011 in the terms specified in the convertible bonds’ offering memorandum.

The following table presents the composition of Banco de Bogotá’s funding at the dates indicated.

	Nine-month period ended September 30,		Year ended December 31,
	2011		2010		2009		2008
	(in Ps billions)%		(in Ps billions)%		(in Ps billions)%		(in Ps billions)%
Checking accounts	10,617.3	20.5	11,004.6	21.8	5,167.1	17.8	4,987.4	19.5
Time deposits	14,363.4	27.7	12,774.7	25.4	9,137.5	31.4	8,960.0	35.1
Savings deposits	13,948.3	26.9	13,653.7	27.1	9,729.5	33.4	7,826.3	30.7
Other deposits	408.0	0.8	559.3	1.1	347.9	1.2	376.9	1.5
Total deposits	39,336.0	76.0	37,992.3	75.4	24,382.0	83.8	22,150.6	86.8

Interbank and overnight funds	3,391.6	6.6	1,789.1	3.6	2,224.0	7.6	452.1	1.8
Borrowings from banks and other	7,972.2	15.4	7,094.2	14.1	1,850.0	6.4	2,280.3	8.9
Bankers’ acceptance outstanding	66.5	0.1	39.2	0.1	28.3	0.1	47.4	0.2
Long-term debt (includes convertible bonds)	995.7	1.9	3,460.7	6.9	616.5	2.1	591.7	2.3
Total other funding	12,425.9	24.0	12,383.2	24.6	4,718.9	16.2	3,371.5	13.2
Total funding	51,762.9	100.0	50,375.6	100.0	29,100.9	100.0	25,522.1	100.0

Banco de Occidente

Checking accounts, which have historically constituted an important proportion of funding for Banco de Occidente, decreased by 10.9% in the nine-month period ended September 30, 2011, from 34.4% at December 31, 2010. This decrease was due to a 4.4% increase in savings deposits and a 1.7% increase in interbank and overnight funds. During 2010, Banco de Occidente increased its proportion of checking accounts as a percentage of total funding by 5.4 percentage points from 29.0% at December 31, 2009, while decreasing the proportion of time deposits by 5.1 percentage points.

For the nine-month period ended September 30, 2011, the proportion of total deposits in Banco de Occidente’s total funding decreased by 4.8% to 75.9%. For year ended December 31, 2010, the proportion of total deposits in Banco de Occidente’s total funding increased 0.2% primarily due to a decrease in borrowings from banks and others.

The following table presents the composition of Banco de Occidente’s funding at the dates indicated.

	Nine-month period ended September 30,		Year ended December 31,
	2011		2010		2009		2008
	(in Ps billions)%		(in Ps billions)%		(in Ps billions)%		(in Ps billions)%
Checking accounts	4,099.9	23.5	5,301.5	34.4	4,426.1	29.0	3,682.8	25.8
Time deposits	3,187.8	18.3	2,463.7	16.0	3,219.2	21.1	3,339.4	23.4
Savings deposits	5,801.0	33.2	4,436.1	28.8	4,434.0	29.0	3,946.7	27.6
Other deposits	173.5	1.0	240.2	1.6	228.9	1.5	177.1	1.2
Total deposits	13,262.2	75.9	12,441.4	80.7	12,308.2	80.5	11,146.0	78.1

Interbank and overnight funds	306.4	1.8	12.8	0.1	31.2	0.2	172.6	1.2
Borrowings from banks and other	1,869.6	10.7	1,522.6	9.9	1,578.9	10.3	1,915.9	13.4
Bankers’ acceptance outstanding	23.7	0.1	18.5	0.1	12.6	0.1	15.2	0.1
Long-term debt (includes convertible bonds)	2,004.3	11.5	1,421.1	9.2	1,355.7	8.9	1,028.7	7.2
Total other funding	4,203.9	24.1	2,975.0	19.3	2,978.4	19.5	3,132.4	21.9
Total funding	17,466.2	100.0	15,416.4	100.0	15,286.6	100.0	14,278.4	100.0

Banco Popular

In 2010, Banco Popular decreased its proportion of deposits to total funding by 10.8 percent points while increasing the proportion of long-term debt (bonds) by 10.6 percentage points.

In September 30, 2011, Banco Popular decreased its proportion of deposits to total funding by 0.3%. This decrease was primarily due to a decrease in savings deposits and checking deposits by 2.8% and 1.0%, respectively. This was partially offset by a 3.9% increase in time deposits.

The following table presents the composition of Banco Popular’s funding at the dates indicated.

	Nine-month period ended September 30,		Year ended December 31,
	2011		2010		2009		2008
	(in Ps billions)%		(in Ps billions)%		(in Ps billions)%		(in Ps billions)%
Checking accounts	1,324.5	11.6	1,270.6	12.6	1,170.9	13.1	1,344.0	15.9
Time deposits	2,110.9	18.5	1,460.1	14.5	2,030.4	22.7	2,093.6	24.8
Savings deposits	5,929.5	51.8	5,497.9	54.6	5,050.9	56.5	4,281.0	50.7
Other deposits	86.3	0.8	119.6	1.2	129.4	1.4	113.6	1.3
Total deposits	9,451.2	82.6	8,348.1	83.0	8,381.6	93.8	7,832.2	92.7

Interbank and overnight funds	–	–	2.9	–	–	–	–	–
Borrowings from banks and other	384.7	3.4	309.5	3.1	252.7	2.8	310.3	3.7
Bankers’ acceptance outstanding	1.1	–	1.4	–	0.7	–	2.3	–
Long-term debt (includes convertible bonds)	1,600.3	14.0	1,400.0	13.9	300.0	3.4	300.0	3.6
Total other funding	1,986.1	17.4	1,713.8	17.0	553.4	6.2	612.6	7.3
Total funding	11,437.3	100.0	10,061.9	100.0	8,934.9	100.0	8,444.8	100.0

Banco AV Villas

Historically Banco AV Villas has had a small proportion of checking accounts to total funding, as it only began providing checking services when it was converted into a commercial bank in 2002. However, in 2010, the proportion of checking accounts to total funding increased by 1.0 percentage point to 8.7%. Furthermore, in 2010, interbank and overnight funds increased by 1.7 percentage points, while time deposits and savings deposits decreased by 2.0 percentage points and 0.7 percentage points, respectively. In 2009, the proportion of savings deposits to total funding had decreased by 4.2 percentage points while interbank and overnight funds increased by 5.9 percentage points. In September 30, 2011, the proportion of savings deposits and time deposits to total funding increased by 1.6 and 1.4 percentage points, respectively, as compared to December 31, 2010. However, the proportion of checking accounts, which historically has had a small proportion of total funding, decreased by 0.7 of a percentage point.

During the year ended December 31, 2010, the proportion of total deposits in Banco AV Villas’ total funding decreased 1.7% due to an increase in interbank and overnight funds. During the nine-month period ended September 30, 2011, the proportion of total deposits in Banco AV Villa’s total funding increased 1.8% due to a decrease in interbank and overnight funds.

The following table presents the composition of Banco AV Villas’ funding at the dates indicated.

	Nine-month period ended September 30,		Year ended December 31,
	2011		2010		2009		2008
	(in Ps billions)%		(in Ps billions)%		(in Ps billions)%		(in Ps billions)%
Checking accounts	508.1	8.0	513.3	8.7	388.3	7.7	299.4	7.0
Time deposits	2,150.0	34.0	1,921.8	32.7	1,758.0	34.7	1,634.4	38.2
Savings deposits	2,887.1	45.7	2,598.5	44.2	2,275.7	44.9	2,101.5	49.1
Other deposits	33.9	0.5	61.6	1.0	50.3	1.0	38.1	0.9
Total deposits	5,579.0	88.3	5,095.1	86.6	4,472.3	88.3	4,073.3	95.2

Interbank and overnight funds	606.4	9.6	675.3	11.5	498.4	9.8	170.1	4.0
Borrowings from banks and other	128.6	2.0	113.6	1.9	96.1	1.9	35.3	0.8
Total other funding	736.0	11.7	788.9	13.4	594.5	11.7	205.4	4.8
Total funding	6,315.0	100.0	5,884.1	100.0	5,066.8	100.0	4,278.7	100.0

Capital expenditures

Grupo Aval incurred Ps 250.5 billion and Ps 271.1 billion of capital expenditures in property, plant and equipment in the nine-month period ended September 30, 2011 and in the nine-month period ended September 30, 2010, respectively.

On December 9, 2010, Grupo Aval incurred U.S.$1.92 billion in capital expenditures for the purchase of BAC Credomatic GECF Inc.

Research and development, patents and licenses, etc.

Other than our technology program, we do not have any significant policies or projects relating to research and development, and we own no patents or licenses. See “Information on the Company—Other corporate information—Technology.”

Off-balance sheet arrangements

In the ordinary course of business, our banks have entered into various types of off-balance sheet arrangements, including lines and letters of credit and financial guarantees. Our banks utilize these instruments to meet their customers’ financing needs. The contractual amount of these instruments represents the maximum possible credit risk should the counterparty draw down the entire commitment or our bank fulfill its entire obligation under the guarantees, and the counterparty subsequently fails to perform according to the terms of the contract. Our banks may hold cash or other liquid collateral to support these commitments, and our banks generally have legal recourse to recover amounts paid but not recovered from customers under these instruments. Most of these commitments and guarantees expire undrawn. As a result, the total contractual amount of these instruments does not represent our future credit exposure or funding requirements. In addition, some of these commitments, primarily those related to consumer financing, are cancelable by our banks upon notice.

The following table presents the maximum potential amount of future payments under these instruments at the dates presented for Grupo Aval on a consolidated basis.

	At September 30,	At December 31,
	2011	2010	2009	2008
	(in Ps billions)
Unused credit card limits	9,526.4	8,859.9	3,269.2	2,998.6
Civil demands against us	685.2	559.6	346.4	265.3
Issued and confirmed letters of credit	771.3	513.6	233.0	254.7
Unused lines of credit	2,662.2	2,734.3	1,627.5	1,117.4

	At September 30,	At December 31,
	2011	2010	2009	2008
	(in Ps billions)
Bank guarantees	1,761.6	1,718.1	1,202.0	832.6
Approved credits not disbursed	2,355.5	1,573.6	1,421.9	942.5
Other	1,852.7	742.0	904.4	572.0
Total	19,641.9	16,701.1	9,004.4	6,983.1

Contractual obligations

The following table presents our contractual obligations at September 30, 2011.

	At September 30, 2011
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(in Ps billions)
Liabilities:
Long-term debt obligations(1)	5,645.0	940.4	2,436.1	1,078.5	1,190.0
Time deposits	21,800.0	14,615.8	6,425.8	376.4	382.1
Long-term borrowings from banks and others	11,737.6	5,252.0	2,667.0	1,423.6	2,392.0
Repurchase agreements	3,921.1	3,921.1	–	–	–
Employee benefit plans	300.0	30.6	62.2	65.2	141.9
Total	43,403.7	24,759.9	11,594.1	2,943.7	4,105.9

(1)	See note 10 to our unaudited consolidated financial statements for the nine-month period ended September 30, 2011.

Risk management

The guiding principles of risk management at Grupo Aval and our banks have been the following:

•	Collective decision-making for commercial lending at the board level of each of our banks;

•	Extensive and in-depth market knowledge, the result of our market leadership and our experienced, stable and seasoned senior management;

•	Clear top-down directives with respect to:

•	compliance with know-your-customer policies; and

•	commercial loan credit structures based on the clear identification of sources of repayment and on the cash flow generating capacity of the borrower;

•	Use of common credit analysis tools and loan pricing tools across all our banks;

•	Diversification of the commercial loan portfolio with respect to industries and economic groups;

•	Specialization in consumer product niches;

•	Extensive use of continuously updated rating and scoring models to ensure the growth of high-credit quality consumer lending;

•	Use of our extensive market presence in the identification and implementation of best practices for operational risk management; and

•	Conservative policies in terms of:

•	the trading portfolio composition, with a bias towards instruments with lower volatility;

•	proprietary trading; and

•	the variable remuneration of trading personnel.

Banco de Bogota acquired BAC Credomatic on December 9, 2010 and is currently evaluating BAC Credomatic’s risk management controls. Unless otherwise indicated, risk management figures for Banco de Bogotá consolidate financial data of BAC Credomatic. BAC Credomatic has in place its own risk management controls for credit risk, market risk and operational risk.

With respect to credit risk, BAC has a centralized structure with a Regional Risk Director reporting to the CEO of BAC, who chairs the Regional Credit Committee and is responsible for setting out credit policies and procedures applicable at the local (individual country) level and defining growth strategies in accordance with country risk. While local credit-risk managers report to the country head, compliance with the credit policies is reported directly to the Regional Risk Director.

With respect to market risk, there are Regional Investment Policies and Regional Asset and Liability Management Policies which set out the guidelines for establishing country risk and issuer limits as well as limits on foreign currency positions and general guidelines for the administration of liquidity, interest rate and exchange-rate risks. The establishment and administration of the regional policies is the responsibility of the Regional Asset and Liability Committee, which is comprised of BAC Credomatic board members.

Daily compliance to these policies in all countries is carried out with the investment portfolio control management module, which documents the entire investment process. The monitoring of exposures is the responsibility of the Regional Financial Director through the local assets and liabilities committees.

Operating Risk Management at BAC Credomatic is carried out using the conceptual methodology of Basel II guidelines and the elements of COSO integral risk management. A centralized operating risk management unit ensures that there are in place policies to ensure a standardized treatment of operating risks including methodologies for the timely recognition of the principal exposures, the ownership of operational risks by functional units, accountability throughout the organization and effective procedures to collect information on operational losses. The centralized operating risk committee is also responsible for putting in place an effective business continuity plan.

Credit risk

The credit-risk management process at all our banks takes into consideration the requirements of the Superintendency of Finance, the guidelines of Grupo Aval credit-risk management and the composition of each of the banks’ loan portfolio, which, in turn, is the result of the execution of each bank’s strategy.

Commercial lending

58% of our total loan portfolio is composed of commercial loans to corporate and small- and medium-sized enterprises. However, the level of commercial loans varies in each of our banks. At September 30, 2011, the proportion of commercial loans was 63.4%, 60.0%, 41.6% and 42.5% at Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, respectively.

The credit approval process for commercial loans at each of our banks follows the policies and lending authorities established by each bank. The highest lending authority at all banks, other than the board of directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá, Banco Popular and Banco AV Villas or Comité de Crédito Dirección General at Banco de Occidente), which has lending limits that range between Ps 2.0 billion (approximately U.S.$1.1 million) at Banco AV Villas and Ps 4.0 billion (approximately U.S.$2.2 million) at Banco de Bogotá and Banco de Occidente.

Following the approval of a transaction by the credit committee of any of our banks, information regarding the loan is sent to the Grupo Aval risk management committee if the loan would result in aggregate exposure to the borrower in excess of Ps 5.0 billion. For commercial loans, the credit approval process includes the presentation to the Grupo Aval risk management committee of all potential credit exposures per client that, across all of our banks, represent an exposure in excess of Ps 20.0 billion (approximately U.S.$10 million). This committee, which is composed of the vice presidents of credit of each of our banks and the risk management staff of Grupo Aval, meets on a weekly basis to discuss general developments in the industry and economy, risks and opportunities, and the structure of credit transactions, as well as to consult on and evaluate potential business opportunities. The committee consolidates requests for loans across all banks and evaluates our total exposure to potential borrowers. In each case, the committee evaluates the relevant bank’s application of its credit analysis policy and it may make recommendations with respect to the structure of the loan (such as guarantees, interest rates, commissions and covenants). The risk management committee will then submit the transaction to the Grupo Aval advisory board.

The Grupo Aval advisory board, which is composed of the presidents of our banks and the vice presidents of Grupo Aval, meets on a bimonthly basis to discuss the adoption of policies for risk management and how to accommodate clients with large credit needs, as well as to advise the banks with respect to defaults or other credit-risk issues. The advisory board also evaluates transactions submitted to it by the Grupo Aval risk management committee for compliance with applicable policies and makes recommendations to the banks with respect to such loans. The boards of the banks make the ultimate decisions with respect to such loans.

In order to facilitate the analysis of commercial loans which meet the threshold and are thus reviewed by Grupo Aval, we have developed certain tools, including a standardized “proyecto de crédito,” a stand-alone document containing all of the information considered necessary for us to make a credit decision. We have also developed financial projection models and pricing models that assist us in analyzing potential loans and comparing the estimated return on a loan with that of a comparable risk-free instrument.

We seek to achieve a profitable, high-quality commercial loan portfolio and an efficient procedure for analyzing potential loans across our banks. To that end, we have established policies and procedures for the analysis and approval of potential commercial credit transactions that seek to focus lending on the following principles:

•
borrowers whose shareholders and management are, in our opinion, of the highest integrity (taking into account not only an analysis of the borrower’s credit profile but also their reputation in the business community and other factors);

•	borrowers which participate in key industries;

•	borrowers which are leaders or major players in the industries in which they participate;

•	transaction structures, including covenants and guarantees, which provide adequate protection; and

•	pricing which compensates adequately for capital invested and the market and credit risks incurred.

In addition, we make loans to public sector entities. For purposes of evaluating the extension of credit to public sector entities, our banks follow three criteria: (1) the loan must be used to finance an investment that has been approved by local authorities; (2) a source of repayment must be clearly identified, such as tax revenues; and (3) the source of repayment so identified must be pledged to secure the loan.

Consumer lending

Consumer lending represented 28.4% of the total loan portfolio at September 30, 2011; however, the participation and specialization by product varies in each of our banks. At September 30, 2011, Banco Popular consumer lending represented 54.6% of the total loan portfolio and was concentrated on payroll deduction loans (libranzas), a product in which it is the leader in Colombia. At Banco AV Villas and Banco de Bogotá, consumer lending represented 43.5% and 23.2% of their total loan portfolio, respectively. At Banco de Occidente, 19.2% of the total loan portfolio consisted of consumer loans, with motor vehicle financing representing 7.2% of the total loan portfolio.

The credit approval process for consumer loans at each of our banks follows the policies and lending authorities established by each bank. The highest lending authority at all banks, other than the board of directors, is the national credit committee (Comité Nacional de Crédito at Banco de Bogotá, Banco Popular and Banco AV Villas or Comité

de Crédito Dirección General at Banco de Occidente), which have lending limits that range between Ps 2.0 billion (approximately U.S.$1.1 million) at Banco AV Villas and Ps 4.0 billion (approximately U.S.$2.2 million) at Banco de Bogotá and Banco de Occidente.

For consumer banking, each bank has developed a business model designed to take into consideration the product offering. Banco Popular, for which payroll deduction loans represent 53.04%, has developed a business model which concentrates its analysis on the credit and operational risks of the payee (the employer) supported with statistical origination and behavior models. Banco AV Villas is the bank with the most diversified consumer loan portfolio. After being exclusively a mortgage lending institution until 2000, it has developed different niches in consumer lending. The fast growth of consumer lending with above average credit quality has been the result of the development of in-house statistical origination and behavior models and the development of a multiple view vintage analysis tool, which has allowed the sale of consumer loan products to the lower income population, which is a more profitable customer segment in which relatively few banks compete. Banco de Bogotá has successfully integrated Megabanco’s operations into its full-service consumer loan portfolio of credit cards, personal loans, automobile loans and overdrafts. Banco de Occidente has become a leader in motor vehicle financing by maintaining an independent motor vehicle financing unit which has developed its own statistical models and its own origination and collection strategies.

Mortgage lending

Mortgage lending represented 6.2% of the total loan portfolio at September 30, 2011, with Banco AV Villas being the only one of our banks with a significant participation. At Banco AV Villas mortgage lending represents 13.5% of its loan portfolio, a percentage that has decreased consistently since 2005 when it was 44.5%. Although the year-end balance of mortgage loans at Banco AV Villas has decreased consistently over the last five years, there have been new disbursals for approximately Ps 919.1 billion during this same period. In order to ensure an adequate mortgage loan portfolio quality, Banco AV Villas has developed statistical models for the origination and follow-up on new mortgage loans, which has resulted in very low past due to total loan ratios for recently originated loans.

Financial leases

Financial leases represented 6.9% of the total loan portfolio at September 30, 2011 and corresponded to the financial leasing transactions processed through Banco de Bogotá’s and Banco de Occidente’s leasing divisions, Leasing Popular and Leasing Corficolombiana, a subsidiary of Corficolombiana which consolidates with Banco de Bogotá. All leasing subsidiaries have independent credit approval processes and their own credit policies, which in turn are closely supervised by their parent companies.

Microcredit lending

Microcredit loans represented 0.4% of the total loan portfolio at September 30, 2011.

Credit classification and provisioning

Our banks continually engage in the determination of risk factors associated with their credit-related assets, through their duration, including restructurings. For such purposes, they have designed and adopted a unified System for Administration of Credit Risks, or “SARC,” in accordance with Superintendency of Finance guidelines. The SARC has integrated credit policies and procedures for the administration of credit risks, models of reference for the determination and calculation of anticipated losses, provisions for coverage of credit risks and internal control procedures.

Our banks are required to classify the loan portfolio in accordance with the rules of the Superintendency of Finance, which established the following loan classification categories: “AA,” “A,” “BB,” “B,” “CC” and “Default,” depending on the strength of the credit and, after the loan is disbursed, its past due status.

Each bank reviews outstanding loan portfolio components under the above-mentioned criteria and classifies individual loans under the risk-rating categories below on the basis of minimum objective criteria, such as balance sheet strength, profitability and cash generation capacity. The classification of new commercial loans is made on the basis of these objective criteria. The criteria are also evaluated on an ongoing basis, together with loan performance, in reviewing the classification of existing commercial loans.

Category	Approval	Commercial loan portfolio	Consumer loan portfolio
“AA”	New loans with risk rating at approval of “AA.”
Outstanding loans and financial leases with past due payments not exceeding 29 days (i.e., between 0 and 29 days past due). The debtor’s financial statements or its projected cash flows, as well as all other credit information available to the financial subsidiaries, reflect excellent paying capacity.
Loans whose risk rating is “AA” according to the methodology of the Consumer Reference Model, or “MRCO,” as established by the Superintendency of Finance.

“A”	New loans with risk rating at approval of “A.”
Outstanding loans and financial leases with delayed payments in excess of 30 days but not exceeding 59 days (i.e., between 30 and 59 days past due). The debtor’s financial statements or its projected cash flows, as well as all other credit information available to the financial subsidiaries, reflect appropriate paying capacity.
Loans whose risk rating is “A” according to the methodology of the MRCO as established by the Superintendency of Finance.

“BB”	New loans with risk rating at approval of “BB.”
Outstanding loan and financial leases past due more than 60 days but less than 90 days (i.e., between 60 and 89 days past due). Loans in this category are acceptably serviced and collateralized, but there are weaknesses which may potentially affect, on a transitory or permanent basis, the debtor’s ability to pay or its projected cash flows, to the extent that, if not timely corrected, would affect the normal collection of credit or contracts.
Loans whose risk rating is “BB” according to the methodology of the MRCO as established by the Superintendency of Finance.

“B”	New loans with risk rating at approval of “B.”	Outstanding loans and financial leases past due over 90 days but less than 120 days (i.e., between 90 and 119 days past due). The debtor shows insufficient paying capacity of its obligations.	Loans whose risk rating is “B” according to the methodology of the MRCO as established by the Superintendency of Finance.

“CC”	New loans with risk rating at approval of “CC.”
Outstanding loans and financial leases past due more than 120 days but less than 150 days (i.e., between 120 and 149 days past due). Loans in this category represent grave insufficiencies in the debtors’ paying capacity or in the project’s cash flow, which may compromise the normal collection of the obligations.
Loans whose risk rating is “CC” according to the methodology of the MRCO as established by the Superintendency of Finance.

“Default”	—	Outstanding loans and financial leases past due for 150 days or more. This category is deemed uncollectible. These loans are considered in default.	Consumer loan portfolio past due over 90 days.

For new consumer loans, the banks use their internal statistical origination models to develop an initial classification category (“AA,” “A,” “BB,” “B” and “CC”). Once the loan is disbursed, the banks use formulas provided by the Superintendency of Finance, which incorporate payment performance of the borrower to calculate a score which in turn is used to determine the loan classification.

For financial leases the risk categories are established in the same manner as commercial or consumer loans.

For financial statement reporting purposes, the Superintendency requires that loans and leases be given a risk category on the scale of “A,” “B,” “C,” “D” and “E.” As a result, the risk classifications are aligned to the risk categories as follows.

Risk category	Risk classification
	Commercial	Consumer
“A	“AA”	“AA”
“A” – between 0 and 30 days past due
“B”	“A”	“A” – more than 30 days past due
	“BB”	“BB”
“C”	“B”	“B”
	“CC”	“CC”
“D”	“Default”	“Default” – all other past due loans not classified in “E”
“E”	“Default”	“Default” – past due loans with a Loss given default (LGD) of 100%(1)

(1)
LGD is defined as a percentage to reflect the credit loss incurred if an obligor defaults. LGD for debtors depends on the type of collateral and would suffer a gradual increase in the percentage of loss according to the amount of days elapsing after being classified in each category. For this purpose, 100% of the collateral value is considered to cover the principal amount.

For our mortgage and microcredit loan portfolios the risk categories in effect at December 31, 2010, based on past due status, are as follows.

Category	Microcredit	Mortgage
“A” Normal Risk	In compliance or up to date and up to 30 days past due	In compliance or up to 60 days past due
“B” Acceptable Risk	Past due between 31 and 60 days	Past due between 61 and 150 days
“C” Appreciable Risk	Past due between 61 and 90 days	Past due between 151 and 360 days
“D” Significant Risk	Past due between 91 and 120 days	Past due between 361 and 540 days
“E” Uncollectable	Past due over 120 days	Past due over 540 days

Loan loss provisions

We follow the norms of the Superintendency of Finance for the establishment of loan loss provisions. There are separate rules for commercial loans and leases, consumer loans and mortgage loans.

For commercial loans and financial leases, the process is as follows:

•	Determination of the loan classification (“AA,” “A,” “BB,” “B,” “CC” or “Default”) based on the repayment capacity and payment record, among other considerations, of the borrower;

•
Determination of the probability of default from tables provided by the Superintendency of Finance which take into account the loan classification (“AA” through “Default”) and the size of the borrower in terms of assets (large, medium or small business);

•	Determining the loss given default based on the type of credit support (guarantees) and the past due status of the loan, using guides (tables) provided by the Superintendency of Finance; and

•	Based on the expected loss given default and the exposure at default, the amount of the loan provision for the individual loan is determined and booked.

For consumer loans, the process is as follows:

•
Determination of the loan classification (“AA,” “A,” “BB,” “B,” “CC” or “Default”) based on the score generated by the bank’s internal statistical origination model (for new loans) or on a score determined by a formula provided by the Superintendency of Finance, which incorporates the payment performance of the borrower;

•	Determining the probability of default from tables provided by the Superintendency of Finance which take into account the loan classification (“AA” through “Default”);

•	Determining the loss given default based on the type of credit support and past due status using tables provided by the Superintendency of Finance; and

•	Based on the expected loss given default and the exposure at default, the amount of the loan provision for the individual loan is determined and booked.

For microcredit and mortgage loans, the provision as a percentage of the principal is determined in accordance with the following table.

	Microcredit loans	Mortgage loans
Risk Category	Provision as % of principal	Provision as % of principal covered by guarantee	Provision as % of principal not covered by guarantee
“A”	0.0	1.0	1.0
“B”	1.0	3.2	100.0
“C”	20.0	10.0	100.0
“D”	50.0	20.0	100.0
“E”	100.0	30.0	100.0

Liquidity risk

As a holding company, Grupo Aval’s liquidity requirements are limited to dividends, debt-service payments and operational expenses. Our liquidity is derived entirely from dividends from subsidiaries, which management believes is sufficient for these purposes. Grupo Aval is not required to maintain minimum liquidity positions. Subject to the capital requirements of each of our banks, there are no limitations on our banks’ ability to pay dividends to Grupo Aval.

Banks controlled by Grupo Aval are required to, and do, maintain adequate liquidity positions based on the Superintendency of Finance’s liquidity parameters, as follows:

•
Until 2009, banks were required to determine liquidity gap, which is the difference between the expected cash flow disbursements from assets and the expected cash flow disbursements from liabilities, classified by time bracket, including in the calculation of both on- and off-balance sheet assets and liabilities as well as contingent assets and liabilities. Cumulative liquidity gap is defined as the sum of liquidity gap for the current and previous periods.

•
Banks were generally required to have a positive three-month cumulative liquidity gap and, if this measure was negative, its absolute value was accounted for as “Liquidity Value at Risk.” No bank was allowed to have two consecutive evaluations of Liquidity Value at Risk which exceeded its “Net liquid assets” defined as net interbank loans, tradable debt securities that mature in more than three months, and available cash.

•
In 2009, a short-term liquidity index (Indicador de Riesgo de Liquidez), or “IRL,” that measures 7-, 15- and 30-day liquidity was established. This index is defined as the difference between adjusted liquid assets and net liquidity requirements. Liquid assets include total debt securities adjusted by market liquidity and exchange rate, excluding investments classified as “held to maturity” different from mandatory investments, and available cash adjusted by reserve requirements. Net liquidity requirements are the difference between expected contractual asset and liability cash flows. Cash flows from past due loans are not included in this calculation.

Our banks have adequate liquidity, as shown in the following table. The three-month cumulative liquidity gap values for year-end 2009 and 2008 are those reported to the Superintendency of Finance and reflect unconsolidated figures. The values for the nine-month period ended September 30, 2011 and September 30, 2010 and year-end 2010 are calculations based on the same methodology and are presented for comparability purposes.

	Nine-month period ended September 30,		Year ended December 31,
Nine-month cumulative liquidity position	2011	2010	2010	2009	2008
	(in Ps billions)
Banco de Bogotá
Total assets and contingencies	10,634	8,069	7,685	8,733	7,503
Total liabilities, equity and contingencies	12,492	8,840	8,094	7,215	6,570
Liquidity gap	(1,858)	(771)	(409)	1,518	933
Net liquid assets (NLA)	1,597	1,043	2,059	2,017	624
Liquidity gap plus NLA	(261)	272	1,650	3,535	1,557
Banco de Occidente
Total assets and contingencies	5,461	4,117	4,183	3,998	4,126
Total liabilities, equity and contingencies	3,507	3,018	2,874	2,309	2,580
Liquidity gap	1,955	1,099	1,309	1,689	1,546
Net liquid assets (NLA)	1,485	1,946	1,849	2,139	2,212
Liquidity gap plus NLA	3,440	3,045	3,157	3,828	3,758
Banco Popular
Total assets and contingencies	3,415	2,825	2,602	1,841	2,229
Total liabilities, equity and contingencies	1,812	1,244	1,429	1,416	2,040
Liquidity gap	1,603	1,580	1,173	425	189
Net liquid assets (NLA)	989	1,139	945	1,141	1,280
Liquidity gap plus NLA	2,592	2,719	2,118	1,566	1,469
Banco AV Villas
Total assets and contingencies	1,297	1,403	1,511	1,146	1,195
Total liabilities, equity and contingencies	1,922	2,161	2,025	1,592	907
Liquidity gap	(625)	(758)	(514)	(446)	288
Net liquid assets (NLA)	1,113	801	1,074	681	422
Liquidity gap plus NLA	488	43	560	234	710

The following tables show the short-term liquidity index (IRL) for our banking subsidiaries at September 30, 2011 and September 30, 2010 and December 31, 2010 and December 31, 2009 (the year in which this index was introduced). Those are reported to the Superintendency of Finance and reflect unconsolidated figures.

	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas
	At September 30,
	2011	2010	2011	2010	2011	2010	2011	2010
	(in Ps billions)
IRL – 7 days	2,133	2,516	1,970	2,055	2,598	2,509	1,197	979
IRL – 15 days	1,483	2,309	1,822	1,728	2,272	2,220	1,110	992
IRL – 30 days	846	1,724	1,274	1,332	1,638	1,658	880	889

	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas
	At December 31,
	2010	2009	2010	2009	2010	2009	2010	2009
	(in Ps billions)
IRL – 7 days	4,587	4,400	2,255	3,109	1,795	2,048	1,045	601
IRL – 15 days	4,015	4,162	1,999	2,779	1,479	1,784	943	543
IRL – 30 days	2,846	3,666	1,403	2,552	880	1,345	930	392

Operational risk management

The policies with respect to operational risk at Grupo Aval and our banks are directed at complying with the norms established by the Superintendency of Finance (which, in turn, follow the Basel II Accord of 2004), and the U.S. Sarbanes-Oxley Act of 2002. These norms require that Colombian banks establish a system for the administration of operational risks, or “SARO,” which includes the identification, measurement, control and monitoring functions as well as a business continuity plan.

In order to comply with these norms, each of our banks established within its organizational structure an operational risk unit independent of the operational and control areas of each bank. The responsibilities of these units are the establishment and definition of policies and methodologies and the procedures for communicating within each organization all information related to operational risk. In addition to the staff of each operational risk unit, the banks have established the role of operational risk advisors, which are employees in key areas who, in addition to their functional responsibilities, are required to report events or situations which may result in operational losses. Additionally, each bank has an operational risk management committee composed of selected members of the board of directors, the internal auditor, external auditor and selected vice presidents, which meets on a quarterly basis to review operational risks policies and follow up on the execution of action plans.

At Grupo Aval, an operational risk management committee, composed of the heads of the operational risk units of each bank and staff of Grupo Aval risk management, was established. The principal activities of this committee, which meets on a semi-monthly basis, are as follows:

•	advisory in the engagement of external consultants for the identification of gaps with international standards and the development of work plans to close the gaps;

•	coordinated analysis of norms and the impact in each of Grupo Aval’s banks;

•	identification and application of best practices;

•	identification and implementation of operational risk management tools;

•	unification of criteria in the search of business continuity tools;

•	economies of scale in the engagement of consultants and the acquisition of tools; and

•	coordination in the preparation of requests for proposals and the evaluation of proposals.

We implement, from time to time, best practices that result from meetings of the Grupo Aval operational risk management committee.

Market risk management

Grupo Aval does not manage market risk at a consolidated level. Rather each bank monitors its market risk. Grupo Aval on an unconsolidated basis does not have material market risk; however, our banking subsidiaries have substantial market risk, primarily as a result of our banks’ lending, trading and investments businesses. The primary market risks to which we are exposed are interest rate risk, foreign exchange rate risk, variations in stock price risk and investment fund risk.

We are exposed to interest rate risk whenever there is a mismatch between interest-rate-sensitive assets and liabilities, subject to any hedging we have engaged in using interest rate swaps or other off-balance sheet derivative instruments. Interest rate risk arises in connection with both trading and non-trading activities.

We are exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities, and off-balance sheet items denominated in different currencies. We are exposed to variations in stock price risk in connection with investments in equity securities, including our merchant banking investments. We are exposed to fund risk primarily from investments in mutual funds.

We and our banks’ respective boards of directors, through their risk management committees, are responsible for establishing policies, procedures and limits with respect to market risk. These committees also monitor overall performance in light of the risks assumed. These policies and procedures describe the control framework used by us and each of our banks to identify, measure and manage market risk exposures inherent in our and their activities. The main purpose of these policies and procedures is to set limits on risk. All risk managers within Grupo Aval must ensure that each business activity is performed in accordance with the policies established by the relevant bank and also Grupo Aval. These policies and procedures are followed in market risk decision-making in all business units and activities. All of our banks comply with the requirements of SARM (Sistema de Administración de Riesgos de Mercado) of the Superintendency of Finance.

Each bank is responsible for setting market risk limits and monitoring market risk.

Risk management personnel at Grupo Aval and each of our banks are responsible for the following:

•	identification, measurement and management of the market risk exposures inherent in their businesses;

•	analyzing exposures under stress scenarios;

•	confirming compliance with applicable risk management policies, reporting violations of such policies, and proposing new policies;

•	designing of methodologies for valuing securities and financial instruments; and

•	reporting daily to senior management as to the levels of market risk associated with trading instruments.

Tools for measuring and managing market risk

Our banks hold trading and non-trading instruments. Trading instruments are recorded in our banks’ “treasury books” and non-trading instruments are recorded in their “banking books.”

Trading instruments

Trading instruments include our proprietary positions in financial instruments held for sale and/or acquired to take advantage of current and/or expected differences between purchase and sale prices. The tables in this section include certain investments recorded under Colombian Banking GAAP in “Held to maturity” and recorded under U.S. GAAP in “Trading” and “Available for sale.” As a result of trading fixed income and floating rate securities, equity securities, investment funds and foreign exchange, we and our banks are exposed to interest rate, variations in stock prices, investment fund and foreign exchange rate risks, as well as volatility risk when derivatives are used. Our banks trade foreign exchange, fixed income instruments, floating rate securities and basic derivative instruments (forwards, options, cross currency swaps and interest rate swaps).

Our banks use a value-at-risk calculation, or “VaR,” to measure their exposure to market risk in trading instruments. VaR is an estimate of the expected maximum loss in market value of a given portfolio over a time horizon at a specific confidence interval, subject to certain assumptions and limitations discussed below.

VaR models have inherent limitations, including the fact that they rely on historical data, which may not be indicative of future market conditions or trading patterns. As a result, VaR models could overestimate or underestimate the value at risk and should not be viewed as predictive of future results. Furthermore, our banks may incur losses materially in excess of the amounts indicated by the VaR models on a particular trading day or over a period of time. VaR does not calculate the greatest possible loss. In addition, VaR models are subject to the reasonable judgment of our bank’s risk management personnel.

Each bank’s board of directors, assets and liabilities committee, or “ALCO,” and risk management committee establishes the maximum VaR for each type of investment and for each type of risk using their own internal VaR models as well as the Superintendency of Finance methodology, or the regulatory VaR. Our banks use VaR estimates to alert senior management whenever the statistically estimated losses in the banks’ portfolios exceed pre-established levels. Limits on VaR are used to control exposure on a portfolio-by-portfolio basis.

In order to strictly control the trading portfolios, each entity has limits for every risk factor. To determine the limits, the impact of the variation (dollar value for 1 basis point or DV01) in each risk is taken into account. These risk limits are validated through stress testing based on historical extreme scenarios.

As described below, our banks measure interest rate risk, foreign exchange risk, variations in stock price risk and investment fund risk in accordance with VaR models. We use two types of approaches to measure VaR: (1) regulatory VaR methodology and (2) internal VaR models.

•
The regulatory VaR used in the calculation of the capital ratio (solvency ratio) follows the methodology established by the Superintendency of Finance. The Superintendency methodology is based on the Basel II model. The Superintendency of Finance has not made publicly available technical information on how it determines the volatilities used in this model, and only limited information is available. The volatilities used in the Superintendency of Finance’s model are of a magnitude similar to those observed in very high volatility or stress periods. These parameters are seldom changed by the Superintendency of Finance. See “—Regulatory VaR” below.

•
In addition, our banks use internal models to manage market risk. Parameters are set to adapt to the evolution of volatility of the risk factors over time using statistical methods to estimate them. Our banks generally give recent data more weight in calculations to reflect actual market conditions. The corporate governance bodies of our banks set limits based on this VaR measure in order to control the market risks. Parametric VaR and historical simulation methodologies are also used.

Regulatory VaR

The Regulatory VaR calculation is primarily used for the Superintendency of Finance’s solvency ratio calculations.

The Superintendency of Finance methodology is based on the Basel II model. This model applies only to the banks’ investment portfolio and excludes investments classified as “held to maturity” and any other non-trading positions include trading and “available for sale” portfolios. Total market risk is calculated on a daily basis by aggregating the VaR for each risk exposure category on a ten-day horizon using risk factors calculated in extreme market stress scenarios. VaR at month-end comprises part of the capital adequacy ratio calculation (as set forth in Decree 2555). The Superintendency of Finance’s rules require our banks to calculate VaR for the following risk factors: interest rate risk, foreign exchange rate risk, variations in stock price risk and fund risk; correlations between risk factors are not considered. The fluctuations in the portfolio’s VaR depend on sensitivity factors determined by the Superintendency of Finance, modified duration and changes in balances outstanding. The ten-day horizon is defined as the average time in which an entity could sell a trading position on the market.

The VaR calculation for each bank is the aggregate of the VaR of the bank and its subsidiaries. Trust companies (fiduciarias), our pension and severance fund manager, Porvenir, and our brokerage firm, Casa de Bolsa, are not included in this calculation as the risk of their proprietary portfolios is not material to Grupo Aval.

Interest Rate Risk

Our banks’ exposure to interest rate risk in their trading portfolios primarily arises from investments in securities (floating and fixed rate) and derivative instruments. In accordance with the Superintendency of Finance rules, our banks calculate interest rate risk for positions in pesos, foreign currency and UVRs separately. UVR is a

Colombian inflation-adjusted monetary index calculated by the board of directors of the Colombian Central Bank and generally used for pricing home-mortgage loans. The interest rate risk model is designed to measure the risk of loss arising from changes in market interest rates. It includes the sum of the net short or long position in the whole trading book, a proportion of the matched positions in each time band (the “vertical disallowance”) and a proportion of the matched positions across different time bands (the “horizontal disallowance”). The interest rate sensitivity factors and vertical and horizontal disallowances are not updated frequently by the Superintendency of Finance because those are calculated based on extreme historical market situations; the most recent update was made in November 2010 and published in External Circular 42.

Foreign exchange rate risk

We use a sensitivity factor to calculate the probability of losses as a result of fluctuations in currencies in which we hold positions. Regulatory VaR is computed daily by multiplying the net position by the maximum probable variation in the price of such positions on a ten-day horizon, determined by the Superintendency of Finance as shown in the following table.

U.S. dollar	5.5%
Euro	6.0%
Other currencies	8.0%

As of December 31, 2010, the Superintendency of Finance updated the standard model for the market risk measurement parameters. Specifically, the exchange rate risk sensitivity factor for the calculation rose from 4.4 percent to 5.5 percent.

Our banks’ exposure to foreign exchange rate risk arises primarily from changes to the U.S. dollar / peso exchange rate. Our banks use an approximation to estimate the risk in exchange-rate-related option positions based on delta, gamma and vega sensitivities, which is included in foreign exchange risk.

The foreign exchange rate risk VaR calculation under the standard model of the Superintendency of Finance includes both the trading and non-trading book.

Equity price risk

In determining regulatory VaR variations in stock price risk, certain investments are excluded: (a) equity investments in financial institutions that are supervised by the Superintendency of Finance and (b) equity investments derived from corporate restructuring processes (under Law 550 of 1999) or received as in-kind payment for non-performing loans. In addition, as part of the solvency ratio calculation, equity investments in entities supervised by the Superintendency of Finance that do not consolidate are deducted from primary capital. Investments in entities that consolidate but are not supervised by Superintendency of Finance (non-financial investment) are included in VaR calculations.

Variations in stock price risk in Grupo Aval come primarily from Corficolombiana’s non-financial investment portfolio. This risk is factored into Banco de Bogotá variations in stock price risk VaR as it consolidates Corficolombiana and is excluded from Banco de Occidente’s and Banco Popular’s variations in stock price risk calculation.

The Superintendency of Finance’s methodology for determining VaR for variations in stock price risk outlined above results in the inclusion of Corficolombiana’s consolidated and non-consolidated equity investments in non-financial institutions.

In December 2010, the Superintendency of Finance issued a revised methodology that excludes from the VaR calculation investments that are available-for-sale equity securities that are acquired as strategic investments and intended to be held on a long-term horizon. Grupo Aval has historically considered in its internal models that Corficolombiana’s consolidated equity investments and our investments that are held on a long-term horizon should have more limited variations in stock price risk on us.

Variations in stock price risk VaR is computed daily by multiplying the net position by the maximum probable variation in the price of such positions on a ten-day horizon, determined by the Superintendency of Finance to be 14.7%. This coefficient is based on historic volatilities and is seldom adjusted.

Investment fund risk

Investment fund risk comes from temporary investment of cash in portfolios managed by trust companies.

Investment fund risk VaR is computed daily by multiplying the net position by the maximum probable variation in the price of such positions on a ten-day horizon, determined by the Superintendency of Finance to be 14.7%.

The following tables show the VaR calculation relating to each of the risk factors described above and based on the Superintendency of Finance Methodology for the nine-month period ended September 30, 2011 and for the years ended December 31, 2010 and December 31, 2009, for a ten-day horizon. The averages, minimums and maximums are determined based on end-of-the-month calculations.

Banco de Bogotá

	Nine-month period ended September 30,				At December 31,
	2011				2010
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	390,371	413,507	451,582	377,127	457,187
Foreign exchange rate risk VaR	19,381	23,598	31,143	19,381	11,205
Variations in stock price risk VaR	41,622	41,851	47,569	30,806	32,011
Fund risk VaR	84,416	71,554	92,588	2,115	2,565
Total market risk VaR	535,791	550,511	613,519	485,994	502,968

	Year ended December 31,				At December 31,
	2010				2009
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	457,187	329,071	457,187	259,363	252,633
Foreign exchange rate risk VaR	11,205	4,496	11,205	929	4,488
Variations in stock price risk VaR	32,011	295,646	335,851	32,011	285,789
Fund risk VaR	2,565	2,094	2,995	1,577	1,543
Total market risk VaR	502,968	631,307	754,084	502,968	544,454

Banco de Occidente

	Nine-month period ended September 30,				At December 31,
	2011				2010
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	70,508	75,076	82,391	67,006	76,537
Foreign exchange rate risk VaR	457	1,768	3,856	138	2,440
Variations in stock price risk VaR	12	384	773	11	776
Fund risk VaR	–	5	48	–	–
Total market risk VaR	70,977	77,232	84,986	67,446	79,753

	Year ended December 31,				At December 31,
	2010				2009
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	76,537	83,517	91,569	73,075	90,636
Foreign exchange rate risk VaR	2,440	892	2,440	231	72
Variations in stock price risk VaR	776	775	803	730	828
Fund risk VaR	–	55	56	1	215
Total market risk VaR	79,753	85,239	92,772	75,744	91,751

Banco Popular

	Nine-month period ended September 30,				At December 31,
	2011				2010
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	125,889	117,807	132,938	107,824	137,945
Foreign exchange rate risk VaR	951	1,507	2,123	951	1,777
Variations in stock price risk VaR	11	611	1,391	11	1,345
Fund risk VaR	736	762	813	690	712
Total market risk VaR	127,587	120,687	136,814	110,404	141,780

	Year ended December 31,				At December 31,
	2010				2009
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	137,945	102,007	138,521	75,632	96,709
Foreign exchange rate risk VaR	1,777	1,569	1,916	1,118	1,677
Variations in stock price risk VaR	1,345	1,493	1,864	1,162	1,769
Fund risk VaR	712	472	712	266	550
Total market risk VaR	141,780	105,541	142,351	79,192	100,705

Banco AV Villas

	Nine-month period ended September 30,				At December 31,
	2011				2010
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	60,881	61,377	71,449	50,418	50,294
Foreign exchange rate risk VaR	128	128	150	116	149
Variations in stock price risk VaR	–	–	–	–	–
Fund risk VaR	3	2	3	2	2
Total market risk VaR	61,011	61,508	71,569	50,570	50,446

	Year ended December 31,				At December 31,
	2010				2009
	Period end	Average	Maximum	Minimum	Period end
	(in Ps millions)
Interest rate risk VaR	50,294	58,147	71,288	31,506	52,284
Foreign exchange rate risk VaR	149	132	154	117	151
Variations in stock price risk VaR	–	–	–	–	–
Fund risk VaR	2	2	2	1	128
Total market risk VaR	50,446	58,280	71,412	31,630	52,563

Banco de Bogotá’s interest rate risk VaR increased 81.0% between December 2009 and 2010 as a result of the consolidation of BAC’s result of operations from December 1, 2010 and the revision of the sensitivity factors and vertical and horizontal disallowances, pursuant to the Superintendency of Finance’s methodology published in External Circular 42 in November 2010. The decrease at September 30, 2011 as compared to December 31, 2010 was due primarily to a decreased debt investment portfolio of Corficolombiana.

Banco de Bogota’s decrease in stock price risk VaR between December 31, 2010 and 2009 is primarily due to the exclusion of available-for-sale strategic equity investments that are intended to be held on a long-term horizon from Corficolombiana’s VaR. This is as a result of using the Superintendency of Finance’s revised methodology as described above.

Banco Popular’s regulatory VaR is greater than Banco de Occidente’s despite having portfolios of similar values, which is explained by Banco Popular’s average duration being greater than four years while Banco de Occidente’s is less than two years.

Banco de Bogotá’s fund risk VaR increase to Ps 84.4 billion in September 30, 2011 from Ps 2.6 billion in December 31, 2010. This was due to the fact that Corficolombiana recorded in February 2011 an investment security in a private investment fund, which is directed by Corredores Asociados. At September 30, 2011, this exposure is Ps 554.3 billion.

Internal models for VaR calculation

In addition to Regulatory VaR, our banks use internal models to measure VaR in order to determine and control their main risks under normal operating conditions. In particular, all of our banks use internal models to oversee the interest rate risk of their investment portfolio. Banco de Bogotá, Banco de Occidente and Banco Popular use internal models to measure VaR of their full investment portfolio on a daily basis, while Banco AV Villas uses an internal model to measure VaR only for a government bond position.

We use methodologies such as Parametric VaR and historical simulation. The Parametric VaR, which is based on Riskmetrics Group, Inc.’s methodology, involves the identification of specific risks, such as interest and exchange rate risks that could affect the value of assets included in the trading book. The volatility of each factor, measured as a standard deviation, and the correlation with other factors are determined by using an exponentially weighted moving average, or “EWMA,” model. Once this is determined, the expected cash flow of each security included in the portfolio is determined. These cash flows are classified into categories for each risk identified and multiplied by the corresponding volatility to calculate the VaR per factor. The VaR for the various factors is then aggregated using a correlation matrix to identify the overall standard deviation of the bank’s treasury book. The VaR of the bank’s treasury book is determined based on the standard deviation subject to a confidence level of 99% and a one-day horizon.

The historical simulation calculates daily VaR based on the historical behavior of the one-day variations of prices in the market. This methodology does not assume any statistical distribution function for the earnings and loss of a portfolio. This simulation assumes that the market is stable during a period of time and infers the market’s future behavior based on historical data.

The following table shows the interest rate VaR calculation based on internal models for September 30, 2011 and year-end 2010 and 2009 on a ten-day horizon (using an adjustment factor applied to VaR on a one-day horizon). The values presented for Banco AV Villas were calculated on Banco de Bogotá’s model. Values for all other banks are based on their internal models. The averages, minimums and maximums are determined based on daily calculations except for BAC Credomatic, which are determined based on end-of-the-quarter calculations.

Interest rate risk VaR (per internal model)

	Banco de Bogotá	Banco de Occidente	Banco Popular(1)	Banco AV Villas
	(in Ps millions)
2011
As of September 30	130,929	47,805	27,325	12,372
Average	136,581	35,286	21,074	–
Maximum	215,633	54,312	35,643	–
Minimum	86,453	22,029	12,631	–
2010
As of December 31	169,265	45,667	27,465	11,984
Average	120,088	44,521	29,506	–
Maximum	192,153	74,311	47,968	–
Minimum	70,288	29,876	14,969	–
2009
As of December 31	123,233	55,582	41,375	22,574

(1)
Banco Popular’s internal VaR data reflects Banco Popular’s unconsolidated results. The regulatory VaR, however corresponds to consolidated figures. Banco Popular (unconsolidated) accounts for over 98% of the consolidated regulatory VaR at year-end 2010 and 2009. Banco Popular’s VaR results are lower than Banco de Occidente’s as a significant portion of Banco de Occidente’s portfolio is held in foreign currencies through its subsidiaries in Panama and the Bahamas, resulting in increased volatility. In comparison, an immaterial amount of Banco Popular’s portfolio is denominated in foreign currencies.

Considerations on equity price risk regulatory VaR

As stated above, variations in equity price risk measured based on the regulatory VaR methodology include both equity investments held for trading and others held with a long-term horizon. In addition, it does not discriminate between listed and unlisted equity investments or between those which consolidate and those which do not. It focuses on investments in non-financial institutions. VaR calculated under this methodology is higher than VaR calculated with a methodology that focuses on equities held for trading.

Holding periods for many of Corficolombiana’s equity investments exceed ten years. Its largest investments have remained in the portfolio for several years and are intended to remain as permanent investments.

Corficolombiana’s regulatory VaR decreased from year-end 2009 to year-end 2010 due to a decrease in investments subject to regulatory VaR. This is due to the Superintendency of Finance’s revised methodology for Corficolombiana’s VaR, as described above.

Equity price risk regulatory VaR increased by Ps 10.8 billion to Ps 41.4 billion in September 30, 2011 from Ps 30.5 billion in December 31, 2010. The primary driver of this increase was the inclusion of Proenergia into regulatory VaR, which Corficolombiana classified as “not strategic” in March 2011.

The following table breaks down our investments subject to regulatory VaR by time since initial investment at September 30, 2011 and December 31, 2010 and 2009.

	At September 30,			At December 31,
	2011			2010			2009
	Investment subject to Regulatory VaR	Regulatory VaR	Percentage of portfolio	Investment subject to Regulatory VaR	Regulatory VaR	Percentage of portfolio	Investment subject to Regulatory VaR	Regulatory VaR	Percentage of portfolio
Less than 18 months	–	–	–	–	–	–	103,084	15,153	5.4%
18 - 36 months	110,797	16,287	39.4%	–	–	–	318	47	–
More than 36 months	170,641	25,084	60.6%	207,724	30,535	100.0%	1,809,727	266,030	94.6%
Total	281,438	41,371	100.0%	207,724	30,535	100.0%	1,913,129	281,230	100.0%

Non-trading instruments

Non-trading instruments consist primarily of loans and deposits. Our primary market risk exposure in our non-trading instruments is interest rate risk, which arises from the possibility of changes in market interest rates. Such changes in market interest rates affect our  net interest income due to timing differences on the repricing of their assets and liabilities. We are also affected by gaps in maturity dates and interest rates in the different asset and liability accounts. As part of our management of interest rate risk, we analyze the interest rate mismatches between our interest-earning assets and our interest-bearing liabilities.

Superintendency of Finance rules require us to measure foreign exchange rate risk VaR not only for treasury book positions but also for all assets and liabilities denominated in foreign currencies. Our non-trading instruments are exposed to foreign exchange rate risk primarily from loans and deposits denominated in dollars. This foreign exchange rate risk is monitored under the VaR methodology described above.

Sensitivity of fair value is determined using either one of two methodologies: (1) determining the difference between the fair value and the net present value of the expected cash flows using a discount rate of 50 basis points and 100 basis points higher than that used for the original calculation; or (2) determining the sensitivity of the remaining cash flows (modified duration), multiplied by the fair value, multiplied by the increase in discount rate for each scenario (50 basis points and 100 basis points). Methodology 1 is in some cases more precise while methodology 2 is a good approximation for moderate variations in the discount rate.

Sensitivity of certain instruments is assumed to be zero because its fair value is equal to its book value as instruments with maturities of 90 days or less, or loans and borrowings from development banks.

Our sensitivity analysis methodology should be interpreted in light of the following limitations: (1) we have assumed a uniform interest rate change for assets and liabilities of varying maturities; and (2) we have assumed that the modified duration of variable rate assets and liabilities is the time remaining until the next interest reset date.

An increase in interest rates negatively affects the value of our assets and positively affects the value of our  liabilities, as an increase in interest rates decreases the fair value of both assets and liabilities.

The following table presents our sensitivity analysis based on hypothetical changes of 50 and 100 basis point shifts in interest rates on the net present value of interest-rate-sensitive assets and liabilities for the periods indicated.

	September 30, 2011			December 31, 2010			December 31, 2009
	Fair value	+50 basis points	+100 basis points	Fair value	+50 basis points	+100 basis points	Fair value	+50 basis points	+100 basis points
	(in Ps millions)
Assets
Held-to-maturity securities	2,918,890	(13,829)	(27,602)	2,883,816	(18,488)	(36,909)	2,617,926	(20,382)	(40,659)
Loans	67,781,779	(519,977)	(1,020,510)	58,617,120	(467,106)	(942,599)	41,670,124	(232,026)	(462,862)
Short-term funds	2,918,281	–	–	2,351,050	–	–	2,159,262	–	–
Customer’s acceptances	89,034	–	–	57,018	–	–	40,879	–	–
Total interest rate sensitive assets	73,707,984	(533,806)	(1,048,112)	63,909,177	(485,593)	(979,508)	46,488,190	(252,408)	(503,522)

	September 30, 2011			December 31, 2010			December 31, 2009
	Fair value	+50 basis points	+100 basis points	Fair value	+50 basis points	+100 basis points	Fair value	+50 basis points	+100 basis points
	(in Ps millions)
Liabilities
Checking accounts, saving deposits and other	45,817,374	–	–	45,256,723	–	–	33,341,389	–	–
Time deposits	21,896,190	(65,435)	(130,165)	18,667,732	(41,111)	(81,966)	16,302,653	(33,622)	(66,193)
Bank acceptances outstanding	91,240	–	–	59,812	–	–	41,632	–	–
Short-term funds	4,304,330	–	–	2,481,088	–	–	2,753,653	–	–
Borrowings from banks	10,691,167	(40,252)	(79,147)	10,490,661	(69,060)	(135,765)	3,904,926	(1,983)	(3,935)
Long-term debt	5,919,291	(70,988)	(140,157)	8,096,192	(70,605)	(139,557)	3,545,691	(51,407)	(97,452)
Total interest rate sensitive liabilities	88,719,591	(176,675)	(349,468)	85,052,208	(180,776)	(357,288)	59,889,943	(87,012)	(167,580)
Total net change	(15,011,607)	(357,131)	(698,644)	(21,143,030)	(304,817)	(622,220)	(13,401,752)	(165,396)	(335,942)

U.S. GAAP reconciliation

We prepare our financial statements in accordance with Colombian Banking GAAP, which differs in significant respects from U.S. GAAP. Our net income attributable to Grupo Aval shareholders, in accordance with Colombian Banking GAAP, was Ps 956.9 billion and Ps 1,065.4 billion, for the year ended December 31, 2010 and 2009, respectively. Under U.S. GAAP, we would have reported a net income attributable to Grupo Aval shareholders of Ps 965.3 billion and Ps 934.5 billion, in the year ended December 31, 2010 and 2009, respectively.

The following items generated the most significant differences between Colombian Banking GAAP and U.S. GAAP in determining net income and shareholders’ equity:

•	Deferred income taxes;

•	Employee benefit plans;

•	Allowance for loans and lease losses and foreclosed assets;

•	Fixed assets;

•	Reappraisal of assets;

•	Investments in unaffiliated companies; and

•	Non-controlling interest.

For a discussion of the principal differences between Colombian Banking GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income in 2010 and 2009 and shareholders’ equity at December 31, 2010 and 2009, see note 30 to our audited annual consolidated financial statements.

Critical accounting policies under U.S. GAAP

Allowance for loan losses

Under U.S. GAAP, we consider loans to be impaired when it is probable that all amounts of principal and interest will not be collected according to the contractual terms of the loan agreement. Pursuant to ASC 310, the allowance for significant impaired loans is assessed based on the present value of estimated future cash flows discounted at the current effective loan rate or the fair value of the collateral in the case where the loan is considered collateral-dependent. An allowance for impaired loans is provided when discounted future cash flows or collateral fair value is lower than book value.

In addition, if necessary, a collective allowance for loan losses is established for individual loans, based on recent loss experience, credit scores, the risk characteristics of the various classifications of loans and other factors directly influencing the potential collectability and affecting the quality of the loan portfolio.

To calculate the allowance required for smaller-balance impaired loans, we perform an analysis of historical losses from our loan portfolios in order to estimate losses for U.S. GAAP purposes resulting from loan losses that had been incurred in such loan portfolios at the balance sheet date but which had not been individually identified. Loss estimates are analyzed by loan type and thus for homogeneous groups of clients. Such historical ratios are updated to incorporate the most recent data reflecting current economic conditions, industry performance trends, geographic or obligor concentrations within each portfolio segment, and any other pertinent information that may affect the estimation of the allowance for loan losses.

Many factors can affect our estimates of allowance for loan losses, including volatility of default probability, migrations and estimated loss severity.

A 10% decrease in the expected cash flows of significant impaired loans individually analyzed could result in an additional impairment of approximately Ps 114.7 billion.

A 10% increase in the historical loss ratios for loans collectively analyzed could result in an additional impairment of approximately Ps 110.6 billion.

These sensitivity analyses do not represent management’s expectations of the deterioration in risk ratings or the increases in loss rates but are provided as hypothetical scenarios to assess the sensitivity of the allowance for loan and lease losses to changes in key inputs. We believe the risk ratings and loss severities currently in use are appropriate and that the probability of a downgrade of one level of the internal risk ratings for commercial loans and leases within a short period of time is remote.

The allowance for loan losses, which includes the allowance for loan and lease losses and the reserve for unfunded lending commitments, represents management’s estimate of probable losses inherent in Grupo Aval’s loan portfolio excluding those loans accounted for under the fair value option.

We consider accounting estimates related to loan provisions part of our critical accounting policies because the assumptions and estimates utilized to calculate future estimated losses require a high degree of judgment. It is possible that others, given the same information, may at any point in time reach different reasonable conclusions.

Contingencies

Under U.S. GAAP, ASC 450, “Accounting for Contingencies,” provides guidance for recording contingencies. Under ASC 450, there are three levels of assessment of contingent events:  probable, reasonably possible and remote. The term “probable” in ASC 450 is defined as “the future event or events are likely to occur.” The term “reasonably possible” is defined as “the chance of the future event or events occurring is more than remote but less than likely.” In addition, the term “remote” is defined as “the chance of the future event or events occurring is slight.”

Under ASC 450, an estimated loss related to a contingent event is to be accrued by a charge to income if both of the following conditions are met:

•
information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and

•	the amount of loss can be reasonably estimated.

The amount recorded is an estimate of the amount of loss at the date of the financial statements. If the contingent event is evaluated to be reasonably possible, no provision for the contingent event may be made, but disclosure of the event is required.

We consider contingencies to be part of our critical accounting policies because of the high degree of judgment and assumptions involved in developing and applying valuation methodologies.

Fair value estimates

A portion of our assets is carried at fair value, including trading and available-for-sale securities, derivatives, asset-backed securities, loans, short-term borrowings and long-term debt to meet client needs and to manage liquidity needs and market risk. We determine the fair values of financial instruments based on the fair value hierarchy under applicable accounting guidance which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Applicable accounting guidance establishes three levels of inputs used to measure fair value.

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10, among other things, requires Grupo Aval to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

In addition, ASC 825-10 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments not previously recorded at fair value. Under ASC 825-10, fair value is used for both the initial and subsequent measurement of the designated assets, liabilities and commitments, with the changes on fair value recognized in net income. As a result of ASC 825-10 analysis, Grupo Aval has not elected to apply fair value accounting for any of its financial instruments not previously carried at fair value.

We consider fair value estimates to be part of our critical accounting policies because of the high degree of judgment and assumptions involved in developing and applying valuation methodologies.

Fair value hierarchy

ASC 820-10 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1: inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Inputs include the following:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in non-active markets;

•	pricing models whose inputs are observable for substantially the full term of the asset or liability; and

•	pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means.

•	Level 3: inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Determination of fair value

Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon internally developed models that use primarily market-based or independently sourced market parameters, including interest rate yield curves, option volatilities and currency rates. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality, the Bank’s creditworthiness, liquidity and unobservable parameters that are applied consistently over time.

We consider that the accounting estimates related to the valuation of financial instruments, including derivatives, where quoted market prices are not available to be part of our critical accounting policies, as they are highly susceptible to change and require management to make assumptions about interest rates, volatility, exchange rates, the credit rating of the counterparty, valuation adjustments and specific features of the transactions.

We believe its valuation methods are appropriate and consistent with other market participants. The use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Other-than-temporary impairment

Under U.S. GAAP, certain debt securities, including those securities issued or secured by the Colombian government, Colombian government entities or foreign governments, were classified as available-for-sale securities, and therefore, carried at fair value with changes in the fair value reflected in other comprehensive income for the years ended December 31, 2010 and 2009.

ASC 320 establishes a new method of recognizing and reporting other-than-temporary impairments of debt securities. Impairment is now considered to be other-than-temporary if an entity:

•	intends to sell the security;

•	is more likely than not to be required to sell the security before recovering its cost; or

•	does not expect to recover the security’s entire amortized cost basis (even if the entity does not intend to sell)—that is, a “credit loss.”

This credit loss is based on the present value of cash flows expected to be collected from the debt security. If a credit loss exists but an entity does not intend to sell the impaired debt security and is more likely than not to be required to sell before recovery, the impairment is other-than-temporary. It should therefore be separated into:

•	the estimated amount relating to the credit loss; and

•	all other changes in fair value.

Only the estimated credit loss amount is recognized in profit or loss; the remaining change in fair value is recognized in “Other comprehensive income.” This approach more closely aligns the impairment models for debt securities and loans by reflecting only credit losses as impairment in profit and loss.

The fair value of debt securities was determined on the balance sheet date, based primarily on the quoted market price, and in limited cases, bond valuation models are used. These models take into consideration certain assumptions in estimating future cash flows and a rate under which the cash flows are discounted.

At December 31, 2010 and 2009, the amortized cost exceeded the fair value of these securities. Nevertheless, we have determined, for U.S. GAAP purposes, that unrealized losses on these securities are temporary in nature based on our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery and the results of our review conducted to identify and evaluate investments that have indications of possible impairments.

Impairment of goodwill and intangibles recognized upon business combinations.

At least annually, we test goodwill and intangibles recognized upon business combinations for impairment. We use a two-step process: (1) we screen for potential impairment using an estimation of the fair value of the reporting unit; and (2) we measure the amount of impairment, if any. Management determines fair value either by reference to market value, if available, by a pricing model or with the assistance of a qualified evaluator. Any determination of fair value through a pricing model or by a qualified evaluator requires management to make assumptions and use estimates. In certain circumstances, the requirement to test goodwill for impairment annually can be satisfied without a remeasurement of the fair value of a reporting unit.

The estimated fair value of the reporting unit is highly sensitive to changes in these estimates and assumptions; therefore, in some instances, changes in these assumptions could impact whether the fair value of a reporting unit is greater than its carrying value. We perform sensitivity analyses around these assumptions in order to assess the reasonableness of the assumptions and the resulting estimated fair values. Ultimately, future potential changes in these assumptions may impact the estimated fair value of a reporting unit and cause the fair value of the reporting unit to be below its carrying value.

We consider the accounting practice of impairment tests to be part of our critical accounting policies because it involves a significant degree of estimates and assumptions that must be considered and due to the fact that valuation models are highly sensitive to changes in these assumptions and estimates.

Recognition and measurement of intangibles recognized upon business combinations

Under U.S. GAAP, we use the purchase method of accounting to account for acquired businesses. This requires us to record the assets acquired and liabilities assumed at their respective fair values at the date of acquisition. This process requires us to make certain estimates and assumptions, in particular concerning the fair values of the acquired intangible assets and property, plant and equipment, and the liabilities assumed at the date of the acquisition.

We also determine the useful lives of the acquired intangible assets, property, plant and equipment. Judgments as to purchase price allocation can materially impact our future results and so, for large acquisitions, we may obtain third-party valuations. We use different valuation methodologies for each intangible asset and base our valuation on information available at the acquisition date.

We consider these recognitions and measurements of intangibles to be part of our critical accounting policies because of the high level of estimation and assumptions that must be made.

Pension plans

Under U.S. GAAP, specifically ASC 715-30, pension plan actuarial valuation is determined annually based on the projected unit credit method and is based on actuarial, economic and demographic assumptions about future events.

We consider the accounting estimates related to our pension plans to be part of our critical accounting policies as the amounts contributed to the plans involve certain assumptions and determinations made by our actuaries relating to, among others, future macroeconomic and employee demographics factors, which will not necessarily coincide with the future outcome of such factors.

Deferred income tax assets and liabilities

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the carrying amounts of assets and liabilities recorded for accounting and tax reporting purposes and for the future tax effects of net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize a valuation allowance for a deferred tax asset if it is more likely than not that some portion or all of the deferred tax assets will not be realized. We achieve a tax benefit only if we have sufficient taxable income in future periods against which we can apply the above-mentioned carryforward.

Beginning with the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes (included in FASB ASC Subtopic 740 10—Income Taxes—Overall”), at January 1, 2009, we recognize the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of Interpretation 48, we recognized the effect of income tax positions only if such positions were likely to be sustained.

We review estimated future taxable income and reversals of existing temporary taxable differences in determining valuations allowances. When calculating deferred tax, we take into account our future estimates, financial statements, applicable tax legislation and interpretations of the Colombian tax authorities.

We consider the determination of deferred income tax assets and liabilities to be part of our critical accounting policies as it involves estimates of future taxable income, which can be affected, among others, by economic conditions and changes to tax regulations.

Recent U.S. GAAP pronouncements

In January 2010, the FASB issued Update No. 2010-02, “Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification” (“2010-02”), an update of ASC 810 “Consolidation.” The objective of ASU 2010-02 is to address implementation issues related to changes in ownership provisions. This ASU clarifies that the scope of the decreases in ownership provisions within ASC Topic 810-10 and related guidance applies to decreases in ownership of a subsidiary or group of assets that is a business or nonprofit, a subsidiary that is transferred to an equity method investee or joint venture, and an exchange of a group of assets that constitutes a business or nonprofit activity to a non-controlling interest including an equity method investee or a joint venture. The effect of the adoption of this standard did not have any material impact on Grupo Aval’s financial position, results of operations or operating cash flows.

ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements” was issued in January 2010 to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2 and 3. Those aspects of this disclosure standard required at December 31, 2010 did not have a material impact on the Company’s consolidated financial statements, but affected disclosure presented elsewhere herein. The disclosure about purchases, sales, issuances and settlements in the rollforward of activity in level 3 fair value measurements are deferred until fiscal years beginning after December 15, 2010 and will not otherwise affect the Company’s consolidated financial statements.

On March 5, 2010, the FASB issued Accounting Standards Update 2010-11, Scope Exception Related to Embedded Credit Derivatives, to clarify and amend the accounting for credit derivatives embedded in beneficial interests in securitized financial assets. Currently, certain credit derivative features embedded in beneficial interests in securitized financial assets are not accounted for as derivatives. The new guidance eliminates the scope exception for embedded credit derivatives (except for those that are created solely by subordination) and provides new guidance on the evaluation to be performed. Bifurcation and separate recognition may be required for certain beneficial interests that are currently not accounted for at fair value through earnings. The new guidance is effective the first day of the first fiscal quarter beginning after June 15, 2010 (e.g., the first day of the third quarter of 2010 for calendar year-end companies), with early adoption permitted. At adoption, a company may make a one-time election to apply the fair value option on an instrument-by-instrument basis for any beneficial interest in securitized financial assets. As of December 31, 2010, Grupo Aval has not identified any embedded credit derivatives requiring disclosure.

In December 2010, the FASB issued ASU 2010-28, “When to Perform Step 2 of the Intangibles-Goodwill and Others,” to provide guidance on when to perform step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts. This amendment to ASC 350 is effective for annual reporting periods beginning after December 15, 2010 for public companies. Transition requirements specify that companies must perform the Step 2 test on adoption for reporting units with a zero or negative carrying amount for which qualitative factors exist that indicate it is more likely than not that a goodwill impairment exists. Any resulting impairment charge would be recorded through a cumulative-effect adjustment to beginning retained earnings. This amendment is not expected to have a material impact on the Company.

In December 2008, the FASB issued ASC 715 (formerly FSP FAS 132 (R)-1), “Employers’ disclosures about Postretirement Benefit Plan Assets,” which amends SFAS No. 132 (revised 2003), “Employers’ Disclosures about Pension and other Postretirement Benefits,” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. This FSP also includes a technical amendment to ASC 715 that requires a nonpublic entity to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The disclosure about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009. As of December 31, 2010, Grupo Aval did not identify any Postretirement Benefit requiring disclosure.

In January 2011, the FASB issued ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20.” This ASU temporarily delays the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities. The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring. The guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. Grupo Aval does not expect any significant effect in its disclosures and financial information from the adoption of this ASU.

On April 5, 2011, the FASB issued ASU 2011-02, which amends the content in ASC 310 related to identifying TDRs and effectively nullifies ASU 2011-01. This ASU removes the deferral of the TDR disclosure requirements of ASU 2010-20 for public entities and thus establishes the effective date for those disclosures. For public entities, ASU 2011-02 is effective for the first interim or annual period beginning on or after June 15, 2011, and is to be applied retrospectively to modifications occurring on or after the beginning of the fiscal year of adoption. Early adoption is permitted.

For nonpublic entities, ASU 2011-02 is effective for annual periods ending on or after December 15, 2012, including interim periods within those annual periods. Early adoption is permitted for any interim period of the fiscal year of adoption; however, if a nonpublic entity elects to early adopt, the guidance is to be applied retrospectively to modifications occurring on or after the beginning of the annual period of adoption. This ASU did not change the effective date of the TDR disclosure requirements of ASU 2010-20, which are required for the first annual reporting period ending on or after December 15, 2011 for nonpublic entities. Grupo Aval does not expect any significant effect from the adoption of this ASU.

ASU 2011-03 concerns the improvement of accounting-for-repurchase agreements (repos) and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity by amending the criteria for determining effective control of collateral. The guidance is effective for fiscal quarters and years beginning on or after December 15, 2011. Grupo Aval does not expect any significant effect from the adoption of this new standard.

FASB Accounting Standards Update (ASU) 2011-04 “Fair Value Measurement” (Topic 820), issued in May 2011, concerns the establishment of a global standard for applying fair value measurement and clarifies three points in topic 820. First, only non-financial assets should be valued via a determination of their best use. Second, an instrument in shareholder’s equity should be measured from the perspective of an investor or trader who owns that instrument. Third, data will need to be provided and methods disclosed for assets valued in level 3 of the fair value hierarchy. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Grupo Aval does not expect any significant effect from the adoption of this new standard.

FASB ASU 2011-05, “Presentation of Comprehensive Income” (Topic 220), issued in June 2011, aims to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. It also seeks to increase the prominence of items reported in other comprehensive income and to facilitate convergence of U.S. GAAP and IFRS. FASB ASU 2011-12, “Comprehensive Income” (Topic 220), issued in December 2011, defers the specific requirement of ASU 2011-05 to present certain items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. The amendments are effective at the same time as those in ASU 2011-05. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011, for public companies, and for fiscal years ending after December 15, 2012, for nonpublic entities. Grupo Aval does not expect any significant effect from the adoption of this new standard.

Item 11.

INDUSTRY

Colombia

Prior to the 1990s, Colombia’s financial system consisted of a large number of specialized entities, which focused on specific areas of finance and the majority of which were separately regulated. However, following the enactment of a series of laws promoting the deregulation of the financial system, including the enactment of Law 45 of 1990, Law 35 of 1993 and Decree 663 of 1993, as amended (Estatuto Orgánico del Sistema Financiero), or “EOSF,” the financial system transformed from a system consisting of several smaller financial institutions providing a limited set of services to a system consisting of several large financial conglomerates with multiple capabilities within the same organization.

The economic crisis of the late 1990s affected most countries in Latin America, including Colombia. Many financial companies were acquired by large commercial banks, while others were nationalized or liquidated. In the aftermath of the crisis and partly as a result of it, the foundation for the current Colombian financial system was developed with the establishment of solid regulatory principles and strengthened financial groups operating under a single regulatory framework.

In recent years, the financial system in Colombia has continued the consolidation process, leading to relatively high merger and acquisition activity during the last five years, particularly between 2005 and 2010: the merger of Corporación Nacional de Ahorro y Vivienda S.A., or “Conavi,” Corporación Financiera Nacional y Suramericana S.A., or “Corfinsura,” and Bancolombia; the acquisition of Banco Aliadas S.A. by Banco de Occidente; the merger of Banco Tequendama S.A. and Banco GNB Sudameris S.A.; the merger of Banco Colmena S.A. and Banco Caja Social S.A. to form BCSC S.A.; the acquisition of Bansuperior S.A. by Banco Davivienda; the acquisition of Banco Granahorrar S.A. by BBVA Colombia; and the acquisition of Banco Unión Colombiano S.A. by Banco de Occidente. Also, during 2006, Banco de Bogotá acquired Megabanco and Davivienda acquired Gran Banco – Bancafé S.A. In 2007, Bancolombia completed the acquisition of Banagrícola in El Salvador, and in 2008, ABN AMRO Bank Colombia S.A. became Royal Bank of Scotland (Colombia) S.A. following the acquisition of ABN AMRO Bank NV by a consortium led by Royal Bank of Scotland, Fortis and Banco Santander S.A. Also, in 2008, General Electric Money purchased a 49.7% stake in Banco Colpatria. In 2010, Scotiabank acquired Royal Bank of Scotland (Colombia) S.A., and five financing companies merged with their respective commercial banks (BBVA Leasing, Leasing Popular, Leasing de Occidente, Leasing Bogotá, and Helm Leasing). In 2011, Scotiabank agreed to acquire a 51% stake in Banco Colpatria, which is subject to the approval of the Superintendency of Finance and Banco Santander S.A. has agreed to sell Banco Santander Colombia S.A. to Corpbanca S.A., a Chilean financial services company. Banco WWB S.A., Banco Coomeva S.A., Banco Finandina S.A., Banco Falabella S.A. and Banco Pichincha S.A. entered the banking market in Colombia. Various banking institutions, which have recently been incorporated in Colombia, target the microcredit and small and medium enterprises segments. These institutions include Banco de las Microfinanzas-Bancamía S.A., Banco WWB S.A. and Banco Coomeva S.A., as well as two new financial corporations, JP Morgan Corporación Financiera S.A. and BNP Paribas Colombia Corporación Financiera S.A., which are local subsidiaries of international financial institutions. The business of these new credit institutions may affect our market position in the individual, small and medium enterprises and merchant banking segments.

While the Colombian government has been promoting consolidation and expansion of the scope of activities of Colombian financial institutions, it has simultaneously been strengthening corporate governance, risk management and supervision. See “Supervision and Regulation.”

Banking system during recent global economic and financial crisis

Following the bankruptcy of Lehman Brothers in September 2008, international financial markets faced extraordinary levels of volatility. Colombia’s financial system was comparatively less vulnerable to the effects of the global economic and financial crisis due to a combination of factors, including high capitalization ratios, lack of exposure to complex financial products such as credit default swaps and collateralized debt obligations, and a strong foundation of domestic deposits with little dependence on capital markets or external funding (approximately 3% of liabilities were denominated in foreign currency). Overall, the Colombian banking system benefited from these factors and from the Colombian Central Bank’s ability to adopt a countercyclical monetary policy. In the aftermath of the global crisis, the system’s profitability measures remained stable.

Recent growth of financial sector

From a macroeconomic perspective, the Colombian financial sector has been one of the primary engines of economic growth in the country in recent years. According to DANE, GDP of the financial sector comprising financial intermediation, insurance and other related services, grew at a CAGR of 6.9% in the five-year period from 2006 to 2010 in real terms, 2.4 percentage points above that of annual growth of total GDP during the same period. Economic stability, improvements in security conditions, increased employment rates and enhanced purchasing power on the part of the Colombian population have contributed to an increase in the penetration of financial services. According to DANE, Colombian real GDP per capita grew by 17.8% in the five-year period ending in 2010. Also, prior to the recent global financial crisis, Colombia’s unemployment rate had been falling consistently during the previous five-year period from an annual average of 11.8% in 2005 to a minimum of 11.0% by mid-2008, before rising to 11.8% in 2010. At September 30, 2011, Colombia’s annual average unemployment rate decreased to 11.2%. At the same time, deposits in the banking system grew an aggregate 53.8% in real terms (90.2% in nominal terms) during the five-year period ended September 30, 2011, as adjusted to include deposit growth of the five financing companies that merged with commercial banks during 2010 (BBVA Leasing, Leasing Popular, Leasing de Occidente, Leasing Bogotá and Helm Leasing), and the three financing companies and the cooperative bank that converted to commercial banks during 2011 (Banco Pichincha, Banco Falabella, Banco Finandina and Bancoomeva).

The following charts present the sector evolution and annual growth of total GDP and GDP of the financial sector for the periods indicated.

Source: DANE (“Index 2001=100” refers to a value of 100 on December 31, 2001 for the quarterly GDP in constant pesos of 2005). GDP of the financial sector refers to services of financial intermediation, insurance and other related services, as defined by DANE, including the Colombian Central Bank, commercial banks, finance corporations, financing companies, trust funds (fondos fiduciarios), cooperatives, employee funds (fondos de empleados), special state-owned institutions (such as Bancoldex, Findeter, FEN, among others), insurance companies, insurance brokerage firms, brokerage firms, trust companies, pension and severance fund management companies, and guaranty funds, among others. Previously, this data was calculated using the GDP series of 2000 as base year, which was discontinued by DANE in 2010 and replaced by the GDP series of 2005 as base year.

Credit volumes

Credit volumes in Colombia have grown steadily since 2004. Despite this increase in lending, the Colombian market still has a relatively low credit penetration rate as compared to that of other developed and emerging market countries. The following chart presents domestic credit to the private sector as a percentage of GDP of specified countries at December 31, 2010.

Source: 2011 World Bank Development Indicators. Data at December 31, 2010. Domestic credit to private sector refers to financial resources provided to the private sector, which may include, among others, loans, purchases of non-equity securities, and trade credits and other accounts receivable that establish a claim for repayment. For some countries these claims include credit to public enterprises.

Domestic credit to the private sector as a percentage of GDP, as defined by the World Bank Development Indicators, refers to financial resources provided to the private sector, such as through loans, purchases of non-equity securities, and trade credits and other accounts receivable that establish a claim for repayment. This definition encompasses a broad range of entities that provide credit, and is not limited to banking institutions. It is widely used for comparison purposes across countries due to its reliability and homogeneity. The World Bank Development Indicators cover 216 countries from 1960 to 2010.

Credit provided exclusively by banking institutions is used to refer to bank intermediation as it is the main business of Banco de Bogotá. Specifically, when referring to bank credit penetration, bank credit refers to gross loans and leasing operations provided by commercial banks in Colombia, according to data from the Superintendency of Finance, and GDP refers to nominal GDP in Colombian pesos, according to data from DANE. We believe these definitions, and the calculation resulting therefrom, reflect more appropriately Colombia’s domestic-credit-to-GDP situation and render a 29.1% and 31.7% ratio for the year-ended December 31, 2010 and the nine-month period ended September 30, 2011, respectively.

The Colombian bank credit market consists of the extension of loans to individuals and corporations through four main business lines: commercial, consumer, microcredit and mortgage. According to the Superintendency of Finance, at September 30, 2011, a total of Ps 190.5 trillion (U.S.$99.5 billion) of gross loans granted by Colombian banks were outstanding, of which 61.4% were commercial loans, 28.0% were consumer loans, 7.6% were mortgages and 2.8% were microcredit loans.

Gross bank loans in the Colombian banking sector as a percentage of GDP also increased in the past five years from 22.3% in 2006 to 31.7% in the six-month period ended June 30, 2011. The following chart presents bank credit as a percentage of GDP over the last fifteen years.

*The 2011 figure reflects data through June 30, 2011 only.

Source: Company estimates, based on DANE and Superintendency of Finance. Data shown starts in 1996 in order to capture the negative effect that the economic crisis of the late 1990s had on bank credit penetration. GDP series used are those of 2005 as the base year, and nominal GDP prior to 2000 is calculated by applying reported nominal growth to the 2005 series. Previously, these ratios were calculated using the GDP series of 2000 as base year, which was discontinued by DANE in 2010 and replaced by the GDP series of 2005 as base year.

Although loan quality and loan loss coverage ratios deteriorated between 2007 and mid-2009 as a result of the economic slowdown preceding the global crisis, overall loan quality and coverage ratios have improved significantly during the last ten years in Colombia. The following charts illustrate this trend and present non-performing loans as a percentage of total loans and the loan loss coverage ratio from September 2001 to September 2011.

Source: Superintendency of Finance. Past due loans refers to loans overdue more than 30 days, as defined by the Superintendency of Finance. Loan loss coverage ratio refers to loan loss allowances divided by past due loans.

Colombia’s banking system is well-capitalized, with an average risk-based capital ratio of 14.1% at September 30, 2011, significantly above the minimum regulatory requirement of 9.0%. The capital-to-total assets ratio and the risk-based capital ratio have increased since 2005: the former currently exceeds that of comparable countries in Latin America, while the latter is at a level similar to that of Chile and Peru. The following charts present capital as a percentage of risk-weighted assets, and capital as a percentage of total assets over the last five years for the banking sector in Brazil, Colombia, Chile, Peru and Mexico.

Source: IMF for non-Colombian countries and Superintendency of Finance for Colombia. For non-Colombian countries, shareholders’ equity refers to equity and regulatory capital refers to bank regulatory capital, as reported by the IMF’s Financial Soundness Indicators, September 2011. According to the IMF, capital is measured as total capital and reserves as reported in the sectorial balance sheet for cross-border consolidated data, Tier I capital can also be used (this definition of capital is also used by the IMF for calculating the ratio of return on equity). For Colombia, shareholders’ equity refers to that of commercial banks and regulatory capital to risk-weighted assets refers to the risk-based capital ratio of commercial banks as defined and reported by the Superintendency of Finance.

At the same time, the profitability of the financial sector improved significantly during the first half of the decade starting in 2000 and remained relatively stable in the second half of the decade, including during the global economic and financial crisis. The following charts present ROAA and ROAE for the Colombian financial sector from September 2001 to September 2011.

Source: Company estimates, based on Superintendency of Finance. ROAA refers to 12-month profits divided by the average of assets in the current month and in the same month of the prior year. Similarly, ROAE refers to 12-month profits divided by the average of shareholders’ equity in the current month and in the same month of the prior year.

The profitability of Colombia’s banking system also compares well to that of its regional competitors. The following charts present ROAA and ROAE over the last five years for the banking sectors in Brazil, Colombia, Chile, Peru and Mexico.

Source: IMF’s Financial Soundness Indicators, September 2011, for Brazil, Chile, Peru and Mexico, and company estimates based on Superintendency of Finance for Colombia.

Main market participants

According to the Superintendency of Finance, at September 30, 2011, the principal participants in the Colombian financial system were the Colombian Central Bank, 23 commercial banks (fifteen domestic banks, seven subsidiaries of foreign institutions and one bank owned by the Colombian government), 23 financing companies and four finance corporations. In addition, trust companies, cooperatives, insurance companies, insurance brokerage firms, bonded warehouses, special state-owned institutions that provide credit to specific segments of the population who generally lack normal access to commercial and retail banking, and pension and severance pay funds also participate. For a description of the roles of these entities, see “Supervision and Regulation—Regulatory framework for Colombian financial institutions.” For information about our competitive position, see “Information on the Company—Competition.”

Our principal competitors are Bancolombia, Davivienda and BBVA Colombia, which are the three leading banking groups in Colombia after Grupo Aval. International players active in the Colombian market include Banco Santander Colombia S.A., Banco Bilbao Vizcaya Argentaria Colombia, S.A., Citibank-Colombia S.A., HSBC Colombia S.A. and Scotiabank-Colombia S.A.

Recent developments in the Colombian stock market

Colombia’s stock market has been one of the top performers worldwide following the global economic and financial crisis of 2008. The Colombian Stock Market Index (Indice General de la Bolsa de Colombia), or “IGBC,” increased 53.5% in 2009 and 33.6% in 2010, after falling 29.3% in 2008. Colombia’s stock market capitalization stood at Ps 379.8 trillion (U.S.$198.3 billion) at September 30, 2011. Simultaneously, the daily average trading volume in the stock market increased to Ps 151.3 billion (U.S.$80.5 million) during 2010 from Ps 114.4 billion (U.S.$60.9 million) during 2009, an increase of 32.2%. During the first three quarters of 2011, the IGBC fell 16.7% and the daily average trading volume in the stock market increased to Ps 164.9 billion (U.S.$86.1 million).

The increase in trading volumes and elevated returns until 2010 had been mainly driven by the following factors: (1) the expansionary monetary policy conducted by Colombia’s Central Bank, which cut its overnight lending rate by 700 bps to 3.0% from December 2008 until April 2010 (the lowest level ever recorded), and increased it moderately by 150 basis points to 4.50% in September 2011; (2) a sharp decline in global risk aversion since March 2009 through the end of 2010; (3) expectations of a healthy recovery in local economic activity since the second semester of 2009, which intensified during 2010 and 2011 due to the release of positive economic data suggesting a stronger recovery than initially expected by local authorities and analysts; and (4) a limited supply of local stock market securities to match a fast-growing demand. Some of the main participants in the local stock market are the private pension fund managers, individual investors and brokerage firms (Sociedades Comisionistas de Bolsa). Private pension funds managed a portfolio of Ps 44.3 trillion (U.S.$23.2 billion) in equity securities, of which Ps 32.5 trillion (U.S.$16.9 billion) correspond to the local stock market at September 30, 2011; equity securities represent 43.5% of total assets under management at September 30, 2011. The share of equity securities in private pension funds’ portfolios has increased substantially in recent years from an average of 23.4% in 2007, 26.8% in 2008 and 30.6% in 2009, to 44.8% at December 31, 2010 and 43.5% at September 30, 2011.

Private pension fund system

A private pension fund system came into operation in Colombia in 1994, and during the last decade the scope of permissible activity by pension funds has expanded. The pension system consists of (1) a government-sponsored defined public benefit plan, or “RPM,” currently administered by the Colombian Pension Service (Administradora Colombiana de Pensiones), or “Colpensiones,” and previously administered by the Colombian Institute of Social Security, and (2) a defined contribution or individual savings system, or “RAIS,” administered by private pension fund administrators under the supervision of the Superintendency of Finance. Since its creation, RAIS has experienced significant growth and is now the main pension system in Colombia (9.8 million individual customers in RAIS, compared to 6.4 million in RPM, at September 30, 2011). We operate in the pension fund management markets of RAIS through Porvenir. For information about Porvenir’s competitive position, see “Information on the Company—Competition.” At September 30, 2011, there were six private pension and severance funds managing a total of Ps 101.9 trillion (U.S.$53.2 billion) in assets, consisting of Ps 87.2 trillion (U.S.$45.5 billion) in mandatory pension fund assets, Ps 9 trillion (U.S.$4.7 billion) in voluntary pension funds’ assets and Ps 5.8 trillion (U.S.$3 billion) in severance assets. For information about the main participants in the Colombian RAIS pension sector and our market share and position in the pension fund market, see “Information on the Company—Competition.”

Colombia has high-growth potential in the individual savings pension regime due to (1) the low average age of individual customers (34 years); (2) the current penetration levels of pension plans (approximately 80% of the employed population at December 31, 2010 participated in either a government-sponsored or a private pension scheme); and (3) the recent trend of individual customers investing in private pension funds, such as Porvenir, instead of the government-sponsored alternative (individual customers in RAIS increased from 7.8 million in 2007 to 8.6 million in 2008, 8.7 million in 2009, 9.3 million in 2010 and 9.8 million as of September 30, 2011, while individual customers in RPM increased from 6.1 million in 2007 to 6.2 million in 2008 before leveling off at 6.4 million in 2009, 2010 and as of September 30, 2011).

Central America

We consider the Central American region to comprise Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama. Central America presents a market with similar characteristics to that of Colombia and with growth potential in financial services.

At December 31, 2010, Central America had a total population of 42 million, making it the fourth-largest market in Latin America by population after Brazil (population of 193 million), Mexico (population of 109 million) and Colombia (population of 46 million) as reported by the IMF. At the same date, Central America posted a combined GDP of U.S.$148 billion, ranking as the eighth-largest economy in Latin America after Brazil (nominal GDP of U.S.$2,090 billion), Mexico (nominal GDP of U.S.$1,034 billion), Argentina (nominal GDP of U.S.$370 billion), Venezuela (nominal GDP of U.S.$293 billion), Colombia (nominal GDP of U.S.$289 billion), Chile (nominal GDP of U.S.$203 billion) and Peru (nominal GDP of U.S.$154 billion). According to estimates prepared by the IMF, Central America’s GDP is expected to grow at an annual average rate of 4.3% between 2011 and 2013, compared to Colombia’s expected average growth rate of 4.6% during the same period.

The following table presents population and historical and projected GDP growth data for Central America.

	Costa Rica	El Salvador	Guatemala	Honduras	Nicaragua	Panama	Total Central America(1)
2010 population (millions)	4.6	5.9	14.4	8.0	5.8	3.5	42.3
2010 nominal GDP (U.S.$ billions)	35.8	21.2	41.2	15.3	6.6	26.8	146.9
2010 GDP per capita (U.S.$)	7,702	3,618	2,867	1,908	1,126	7,601	3,476
CAGR real GDP 2001-2009	4.7%	2.0%	3.5%	4.4%	2.7%	6.8%	4.2%
GDP growth 2011 expected	4.0%	2.0%	2.8%	3.5%	4.0%	7.4%	4.0%
GDP growth 2012 expected	4.1%	2.5%	3.0%	3.5%	3.3%	7.2%	4.1%
GDP growth 2013 expected	4.4%	3.0%	3.5%	4.0%	4.0%	6.6%	4.3%

Source: GDP and population figures based on the September 2011 World Economic Outlook published by the IMF.

(1)	Reflects a GDP-weighted average of Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama.

During the last several years, countries in the Central American region have increased their efforts to promote fiscal prudence and foreign investment. Countries such as Costa Rica, El Salvador, Guatemala and Nicaragua have signed agreements with the IMF under which governments receive credit, subject to adopting fiscal discipline in their economic policies.

Panama, capitalizing on its geographical advantage and the Panama Canal, a main continental connecting route, continues to be an important logistical hub and center for commerce and services within the region. In this context, the expansion of the Panama Canal, scheduled to be completed in 2014, is expected to affect positively the growth rate of the economy and strengthen Panama’s attractiveness within the region for foreign direct investment.

The Central American region offers a stable market that is expected to further converge towards an integrated economy as a result of the ongoing implementation of free-trade agreements. DR-CAFTA gradually eliminates barriers to trade and investment among Costa Rica, El Salvador, Guatemala, Honduras Nicaragua, the Dominican Republic and the United States. The agreement allows the Central American region to access markets in the United States and establishes common regulatory standards among these countries. DR-CAFTA covers most types of trade and commercial exchange between these countries and the United States.

Central American financial services sector

Central America’s financial system has gone through two major phases of consolidation. In the early 2000s, local banks began expanding operations in their own markets through aggressive acquisition strategies, creating local financial groups. Notable examples include Grupo Financiero Cuscatlán’s acquisition of Lloyds TSB Group Plc’s operations in the region in 2004 and Banco de la Producción, S.A. (BANPRO)’s acquisition of Banco Caley Dagnall S.A. from Banco Agrícola S.A. in Nicaragua in March 2005. Following this period of internal consolidation and encouraged by the stability and growth prospects of the region, international banking groups began entering the region in 2004 through acquisitions in various jurisdictions, such as The Bank of Nova Scotia’s acquisition of El Salvador’s Banco de Comercio de El Salvador, S.A. in 2004, Costa Rica’s Banco Interfin S.A. in 2006, and Guatemala’s Banco de Antigua S.A. in 2008; GE Capital’s acquisition of a 49.99% stake in BAC Credomatic in 2005; Citigroup, Inc.’s merger of its Central American operations with Grupo Financiero Cuscatlán and Grupo Financiero Uno S.A. in 2006; and Grupo Financiero HSBC, S.A. de C.V.’s acquisition of Primer Banco del Istmo, S.A. (Banistmo) and Banco Salvadoreño, S.A. (Bancosal) in 2007. Other regional financial institutions have also acquired banks in Central America: Grupo Bancolombia acquired El Salvador’s Banco Agrícola in 2006, and Honduras’ Banco Industrial S.A. acquired Banco del País S.A. in 2007.

The following chart sets forth the credit card market relative to the economically active population of selected economic regions, including Central America. Relative to other countries, the Central American credit card market has significant potential for expansion.

Credit card market / economically active population(1)

Source: Euromonitor International at October 18, 2010. Credit card and economically active population data at December 31, 2009. Excludes debit cards.

(1)	Calculated as the number of credit cards as a percentage of the economically active population, which comprises eligible individuals who either are employed or are actively seeking employment.

The chart below sets forth private credit as a percentage of GDP for Central America and selected countries.

Private credit / GDP

Source: World Bank Development Indicators. Data at December 31, 2009.

Item 12.

INFORMATION ON THE COMPANY

Our company

Grupo Aval is Colombia’s largest banking group; and, through our BAC Credomatic operations, we are also a leading banking group in Central America. We are Colombia’s largest banking group based on total assets, and  its most profitable based on ROAE, as compared to our principal competitors, in each case at and for the nine months ended September 30, 2011 and the years ended December 31, 2010, 2009 and 2008. Grupo Aval provides a comprehensive range of financial services and products across the Colombian market, ranging from traditional banking services, such as loans and deposits, to pension and severance fund management.

Grupo Aval currently consists of four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), as well as the largest pension and severance fund manager in Colombia (Porvenir) and the largest merchant bank in Colombia (Corficolombiana), each of which we control and consolidate into our results.

We have the largest banking network in Colombia, with 1,245 branches and 2,497 ATMs, at June 30, 2011 (the latest date for which branch and ATM information is available for certain of our principal competitors). Customers of any of our banks may access Grupo Aval’s other bank branches to carry out basic banking transactions throughout our Red de Grupo Aval (Grupo Aval network).

Under our multi-brand strategy, each of our banks focuses on particular types of customers, geographic regions and products. Our banks are encouraged to compete among themselves and with other market participants, while remaining subject to group-level oversight and direction. We believe that this strategy has contributed to our strong financial performance and allowed us to provide an integrated service network to our customers. Underlying Grupo Aval’s competitive strengths are group-level policies focused on comprehensive risk management, convergence of technologies and cost controls that we believe promote best practices, realization of synergies and efficiency across our subsidiaries.

The following table shows market shares and other metrics of our Colombian banking subsidiaries and principal competitors at the dates indicated.

	Grupo Aval entities					Bancolombia	Davivienda	BBVA Colombia
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Consolidated(1)
	(in percentages)
	At September 30, 2011
ROAA(2)	2.6	2.3	3.0	2.2	2.2	2.1	1.8	–
ROAE(3)	20.0	16.7	22.5	18.4	19.2	18.8	15.5	–
Efficiency ratio(4)	52.0	44.5	49.3	57.9	53.3	56.2	–	–
Colombian market share:
Deposits	14.0	6.8	5.4	3.2	29.4	19.0	11.9	9.8
Gross loans and financial leases	13.3	7.4	5.0	2.6	28.2	21.6	13.0	9.4
Assets	14.6	7.1	5.1	2.7	29.4	20.4	11.9	9.2
Branches(5)	12.8	3.7	3.8	5.4	25.6	15.7	11.4	6.9
ATMs(5)	9.5	1.6	8.0	4.9	24.1	25.6	13.8	8.8
	At December 31, 2010
ROAA(2)	2.9	2.1	3.1	2.2	2.2	2.2	2.1	2.1
ROAE(3)	24.9	17.1	23.8	18.4	22.2	19.2	18.5	19.8
Efficiency ratio(4)	40.1	44.5	47.6	53.9	46.6	51.7	50.8	50.2

	Grupo Aval entities					Bancolombia	Davivienda	BBVA Colombia
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Consolidated(1)
	(in percentages)
Colombian market share:
Deposits	15.2	7.0	5.3	3.2	30.7	19.0	11.5	9.8
Gross loans and financial leases	13.9	7.4	5.5	2.8	29.6	21.7	13.2	9.5
Assets	15.4	7.2	5.2	2.9	30.7	20.1	11.6	9.1
Branches	13.7	3.9	3.8	5.4	26.9	16.1	12.1	7.4
ATMs	8.4	1.5	6.6	4.4	20.9	24.0	12.3	7.5

Source: Company calculations based on Superintendency of Finance data, except for figures relating to branches and ATMs, which are derived from company data. Financial information for the nine-month period ended September 30, 2011 is not publicly available as of the date of this Form 6-K for BBVA Colombia and to calculate the efficiency ratio figure for Davivienda.

(1)	ROAA, ROAE and efficiency ratio reflect consolidated ratios of Grupo Aval. Colombian market share figures reflect aggregated unconsolidated amounts of Grupo Aval’s Colombian banking subsidiaries.

(2)	For methodology used to calculate ROAA, see note (2) to the table under “—Our company—Financial and operating data.”

(3)	For methodology used to calculate ROAE, see note (3) to the table under “—Our company—Financial and operating data.”

(4)	For methodology used to calculate efficiency ratio, see note (4) to the table under “—Our company—Financial and operating data.”

(5)	As of the date of this Form 6-K, branch and ATM information for Davivienda and BBVA Colombia is not available at September 30, 2011. The information presented reflects market shares at June 30, 2011.

Central American operations

Following our acquisition of BAC Credomatic on December 9, 2010, we became one of the leading banking groups in Central America based on consolidated assets. We believe that the BAC Credomatic acquisition provides us with a leading Central American presence with operations that are complementary to our Colombian businesses and with the opportunity to enter the consumer and credit card banking businesses in this region.

BAC Credomatic has operations in each of the six Central American countries: Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama. BAC Credomatic is one of the leading credit card issuance and merchant-acquiring franchises in Central America. BAC Credomatic’s credit card accounts represented 25.7% of total credit card accounts in Central America (calculated based on BAC Credomatic data and information published by Euromonitor International) at December 31, 2010. BAC Credomatic has the only network that processes all major credit card brands in the region.

Through a network of 472 points of contact (including 224 full-service branches, 37 in-store branches, 183 on-site branches and 28 auto/drive-thru branches) and 1,172 ATMs at September 30, 2011, BAC Credomatic provides us with more than two million additional customers and access to a region with a population of 42 million, providing significant opportunity for growth in financial services.

While our primary focus will continue to be the Colombian market, our BAC Credomatic acquisition extends our franchise to an important contiguous economic region. BAC Credomatic represented the equivalent of 18.9% of our assets at December 31, 2010 and 17.3% of our assets at September 30, 2011.

As with our approach in our acquisitions in Colombia to date, we have retained a vast majority of BAC Credomatic’s senior management. These executives have an average of 15 years’ experience at BAC Credomatic and for the most part pre-date GE Capital’s 2005 investment in BAC Credomatic. By implementing our best practices, we believe we can improve BAC Credomatic’s efficiency ratio of 58.0% compared to 52.1% for our Colombian operations, each at September 30, 2011.

Financial and operating data

The following table presents our key consolidated financial and operating data for the periods and at the dates indicated.

	At and for the nine-month period ended September 30,			At and for the year ended December 31,
	2011	2011	2010	2010	2009	2008
	(in U.S.$ millions, except where otherwise indicated)(1)	(in Ps billions, except where otherwise indicated)
Financial data:
Total assets	55,322.8	106,718.3	79,044.0	96,309.3	70,993.1	63,079.9
Gross loans and financial leases	34,324.7	66,212.6	46,278.4	58,623.6	41,896.7	40,144.0
Deposits	34,126.5	65,830.3	50,762.5	63,669.3	49,348.5	45,050.8
Non-controlling interest	2,453.4	4,732.7	4,098.7	4,475.5	4,038.0	3,191.1
Total shareholders’ equity	4,021.0	7,756.5	4,472.9	4,554.6	4,084.3	3,209.7

Net interest income	2,093.2	4,037.8	3,351.2	4,628.8	4,826.0	3,715.3
Total provisions, net	(157.2)	(303.2)	(616.2)	(1,026.9)	(887.6)	(713.5)
Total fees and other services income, net	861.0	1,660.9	1,141.2	1,617.7	1,583.5	1,393.9
Total other operating income	318.5	614.5	524.2	785.5	684.1	612.5
Total operating income	3,115.6	6,010.0	4,400.4	6,005.1	6,205.9	5,008.2
Total operating expenses	(1,889.9)	(3,645.6)	(2,512.0)	(3,520.0)	(3,292.4)	(3,027.9)
Total non-operating income (expense), net	91.2	176.0	137.5	176.9	67.7	125.4
Income tax expense	(430.7)	(830.9)	(620.8)	(831.0)	(864.3)	(677.3)
Income before non-controlling interest	886.2	1,709.4	1,405.2	1,831.1	2,116.9	1,428.4
Non-controlling interest	(427.8)	(825.1)	(705.1)	(874.2)	(1,051.5)	(671.3)
Income attributable to shareholders	458.4	884.3	700.1	956.9	1,065.4	757.1

Financial ratios (in percent)
ROAA(2)	–	2.2	2.5	2.2	3.2	2.4
ROAE(3)	–	19.2	21.8	22.2	29.2	25.4
Efficiency ratio(4)	–	53.3	46.4	46.6	42.9	49.0

Operational data (in units):
Number of customers(5)	–	9,394,687	6,793,415	8,700,266	6,532,302	6,209,746
Number of employees	–	54,467	37,650	53,485	36,976	35,510
Number of branches	–	1,479	1,189	1,438	1,180	1,142
Number of ATMs	–	3,684	2,374	3,518	2,340	2,160

(1)	Translated for convenience only using the representative market rates as computed and certified by the Superintendency of Finance of Ps 1,929.01 at September 30, 2011.

(2)	For methodology used to calculate ROAA, see note (2) to the table under “Summary—Our company—Financial and operating data.”

(3)	For methodology used to calculate ROAE, see note (3) to the table under “Summary—Our company—Financial and operating data.”

(4)	For methodology used to calculate efficiency ratio, see note (4) to the table under “Summary—Our company—Financial and operating data.”

(5)	Reflects aggregated customers of our banking subsidiaries. Customers of more than one of our banking subsidiaries are counted separately for each banking subsidiary.

Our markets

At and for the nine months ended September 30, 2011, the majority of our operations was in Colombia, representing 82.5% and 83.6% of our net income and gross loan portfolio respectively, and in the six countries in Central America, representing 17.5% and 16.4% of our net income and gross loan portfolio in each case at and for the nine months ended September 30, 2011.

We believe that Colombia’s financial system presents significant growth potential given its favorable economic conditions and one of the lowest penetration rates for banking and financial services in Latin America. According to International Monetary Fund data, at December 31, 2010, Colombia’s population and economy were the third and fifth largest in Latin America, respectively. According to DANE, in 2010 Colombia’s population was approximately 45.5 million people and its GDP was Ps 546.9 trillion (U.S.$288.1 billion). Colombia’s GDP per capita increased from Ps 7.93 million in 2005 (U.S.$3,416 using the average exchange rate for that year) to Ps 12.0 million in 2010 (U.S.$6,330 using the average exchange rate for that year).

During the decade ended December 31, 2010, Colombia outperformed the average GDP growth rate for Latin America by 1.1 percentage points, while reducing the country’s dependency on foreign financing as reflected in an external debt to GDP ratio of 22.4% at December 31, 2010 and 21.8% at August 31, 2011. According to IMF data, Colombia has achieved GDP growth every year during the last half century (other than 1999). Unlike other emerging Latin American countries, Colombia has regularly met all principal and interest payments on external debt and has avoided hyperinflation, maintaining a single-digit inflation rate for the ten years ended December 31, 2010. According to the Central Bank of Colombia, Colombia’s annual inflation rate for 2010 was 3.2%, close to the 50-year low of 2.0% in 2009, and was 3.7% for the nine-month period ended September 30, 2011. These economic fundamentals, together with Colombia’s record as a stable democracy, account for Colombia’s relative strength during the recent global economic and financial crisis.

During the decade ended June 30, 2011, according to the Superintendency of Finance, Colombia’s financial system grew at a CAGR of 9.9% in terms of loans and 8.5% in terms of deposits, on an inflation-adjusted basis, compared to 4.3% for the country’s GDP during the same period. Despite this recent growth, Colombia’s bank-loans-to-GDP ratio remains relatively low, with an approximate 31.7% ratio at June 30, 2011, according to the Superintendency of Finance. As Colombia’s largest banking group, we believe that we are well-positioned to take advantage of Colombia’s potential for growth in financial services and products. The capitalization of Colombia’s banking sector consists mostly of primary capital (Tier I) with a primary capital (Tier I) to risk-adjusted assets ratio of 10.5% at September 30, 2011, according to the Superintendency of Finance.

We view Central America as a strategic region that meets our expansion criteria. At December 31, 2010, Central America had a total population of 42 million, making it the fourth-largest market in Latin America by population. At the same date, Central America posted a combined GDP of U.S.$148 billion, ranking the region as the eighth-largest economy in Latin America. According to estimates prepared by the IMF, Central America’s GDP is expected to grow at an annual average rate of 4.3% between 2011 and 2013, compared to Colombia’s expected average growth rate of 4.6% during the same period. In terms of banking penetration, Central America had a ratio of private credit to GDP of 47.7% as of December 31, 2009, mainly driven by Panama’s 85.7% ratio. This indicator for the other countries in the region ranges from 25% to 53%, leading us to believe that growth in the financial sector could outperform GDP growth. Also, we see the additional penetration of credit cards in the population as an important growth opportunity, as Central America currently has a ratio of credit cards to economically active population of 27.4%, which compares to 31.4% in Colombia and 52.5%, 296.8%, 183.0% and 155.8% in Mexico, Chile, Brazil and Argentina, respectively, at December 31, 2010.

Our business strengths

We believe that we have achieved our leading positions in the Colombian and Central American banking industry through the following competitive strengths.

Our multi-brand business model

Our differentiated multi-brand business model builds on the individual strengths of our banks and the market-wide recognition of their brands. Each of our banks has developed a focus on particular and, to a degree, overlapping market sectors, geographic regions, and services and products. We believe this specialization has contributed to the individual success of our banks and the diversity of Grupo Aval as a whole. Our banking subsidiaries operate as four independent banks that are encouraged to compete among themselves and with other market participants, while operating within central guidelines established by us in the areas of internal control, credit risk management, brand management, strategic planning, general procurement and information technology. These guidelines, together with group support services, are designed to allow each bank to achieve economies of scale and benefit from cross-bank synergies and groupwide best practices without affecting individual competition and the decision-making abilities of each bank’s management. We may, in the future, consider merging one or more of our subsidiaries in our group if meaningful improvements in efficiencies, revenue or other benefits could be achieved. We plan to continue executing our multi-brand business model by maintaining the BAC Credomatic brand and integrating BAC Credomatic into our operations.

Largest player in most banking sectors in Colombia

We are the largest participant in most sectors of the Colombian banking market, with market-leading shares of 31.3% of commercial loans and 28.0% of consumer loans, at September 30, 2011. We also have the largest market share of deposits at 29.4% at September 30, 2011. Our Red de Grupo Aval network is the largest ATM and banking network in the country and has been a key element of our competitive positioning in the Colombian market. At June 30, 2011, our ATM and banking network had market shares of 24.1% and 25.6% of ATMs and branches, respectively.

Strong track record of financial performance

We believe that our leading position in the Colombian market, cross-bank synergies, economies of scale, low-cost funding and operating efficiencies have assisted us in achieving higher and more stable profits compared to our competitors. Our average ROAE of 25.6% and average ROAA of 2.6% for the 2008 to 2010 period, and our ROAE of 19.2% and ROAA of 2.2% for the nine months ended September 30, 2011, have been the highest among our direct competitors in the Colombian market, and our consolidated net interest margin (net interest income divided by total average interest-earning assets) has been in the range of 7.2% to 8.8% for the 2008 to 2010 period. We believe that our ROAA and ROAE outperform those of our competitors mainly due to better yields on loans (from our diversified loan portfolio), significant yields from our investment portfolio, lower net provisions (due to a lower ratio of charge-offs to total loans) and better efficiency margins. Our total assets have grown at a CAGR of 21.1% from December 31, 2008 to September 30, 2011 (13.0% excluding BAC). During the same period, our total deposits have grown at a CAGR of 14.8% (7.0% excluding BAC).

Diversified sources of funding

We have diverse sources of funding, including deposits and debt securities placed in the Colombian market, which result in a low cost of funding. At September 30, 2011, in Colombia, our market share of deposits was 29.4%, supported by a 35.6% market share in checking accounts and 29.6% in savings accounts. Deposits represented 75.2% of our total funding at that date, compared to 81.2% at December 31, 2007, which provides us with a stable, and cheap funding base. As a result of our efforts to broaden our funding base, we increased our funding from Ps 53.3 trillion (U.S.$27.6 billion) at December 31, 2008 to Ps 82.6 trillion (U.S.$42.9 billion) at December 31, 2010 and to Ps 87.6 trillion (U.S.$45.4 billion) at September 30, 2011. On May 12, 2011, we completed an offering of 1.6 billion preferred shares, raising an aggregate amount of Ps 2.1 trillion (U.S.$1.1 billion) (Ps 1,300 (U.S.$0.72 at the representative market rate at such date) per share), before deducting brokerage commissions and discounts, and expenses of the offering. We believe that our funding base supports our initiatives to expand our businesses.

Sound risk management

We believe that we have asset quality that is superior to the market average. We have maintained our relative asset quality, as evidenced by our ratio of non-performing loans to total loans of 1.8% for September 30, 2011 and

1.9% for December 31, 2010, and a ratio of charge-offs to average outstanding loans (annualized) of 1.1% and 1.5% at September 30, 2011 and December 31, 2010, respectively. In addition, we believe that our reputation as a conservative banking group has allowed us to consistently retain and attract new customers. Each of our banking subsidiaries has a comprehensive risk management system, which we view as fundamental to their long-term stability and viability, and enables them to identify risks and resolve potential problems on a timely basis. In addition, we have established upward loan-reporting processes, and Grupo Aval’s risk management staff meets on a weekly basis to discuss the loan portfolio, developments in the industry, risks and opportunities.

Each of our banks and Grupo Aval has strong capital adequacy ratios. The aggregate solvency ratio of our banks on an unconsolidated basis was 14.1% and 12.6% at September 30, 2011 and December 31, 2010, respectively, compared to an average solvency ratio of 14.3% and 15.2% for our principal competitors at the same dates and to 9.0%, Colombia’s minimum regulatory requirement.

Focus on best practices

Grupo Aval applies groupwide best practices for all of its operating subsidiaries. These practices are designed to encourage a consistent approach with respect to effective risk management, efficient use of capital, cost control, brand management, general procurement and integration of information technology. We believe that these practices have helped us to achieve economies of scale and synergies to reduce operating and administrative costs. At December 31, 2010, we had a consolidated efficiency ratio of 46.6%, and our banking subsidiaries had efficiency ratios ranging from 40.1% (Banco de Bogotá) to 53.9% (Banco AV Villas). At September 30, 2011, we had a consolidated efficiency ratio of 53.3%, and our banking subsidiaries had efficiency ratios ranging from 44.5% (Banco de Occidente) to 57.9% (Banco AV Villas). We intend to transfer these best practices to BAC Credomatic, which had an efficiency ratio of 58.0% at September 30, 2011.

Leading banking operations in Central America

BAC Credomatic is one of the leading financial institutions in Central America with a record of strong financial performance. It has achieved an average of 24.3% in annual ROAE for the period from 2006 to 2010 (excluding extraordinary gains in 2007 and 2008). BAC Credomatic is a full-service financial institution with one of the leading card-issuing and acquiring businesses in the region. Its Credomatic brand has key alliances with major credit card networks, such as Visa, MasterCard, American Express and Diners Club, and has the only network that processes all major credit card brands in the region. BAC Credomatic customer base and distribution network are sizable when compared to our Colombian banks. At September 30, 2011, it served more than 2.2 million customers through 472 points of contact including 224 full-service branches, 37 in-store branches offering teller services in retail stores, 183 on-site branches offering full banking services for corporate employees, and 28 auto/drive-thru branches throughout Central America, connected through a single technological platform that allows online transactions between countries in the region. BAC Credomatic’s market share in terms of loans varies in the different countries as follows, as of September 30, 2011: Costa Rica 10.5%, El Salvador 9.7%, Guatemala 4.4%, Honduras 13.2%, Nicaragua 26.7% and Panama 2.6%.

Experienced management teams

Our qualified and experienced management teams, both at the group and operating subsidiary levels, have played a key role in guiding our growth. Our chairman, Mr. Sarmiento Angulo, has over 50 years of business experience, including 40 years in the banking and related financial services industry. Our president, Mr. Luis Carlos Sarmiento Gutiérrez, has over 15 years of experience in the banking and related financial services industry and 25 years of business experience as a banking executive in Colombia and the United States. The presidents of our four banks have an average tenure of 25 years with these banks, and the president of BAC Credomatic has a tenure of 35 years with BAC Credomatic. We believe that the strength of management at all levels within Grupo Aval has enabled us to become Colombia’s largest banking group and its most profitable based on return on ROAE as compared to our principal competitors. Our and each of our operating subsidiaries’ management teams are dedicated to formulating and executing business strategies through a culture of excellence, innovation and cooperation, which has served as our guiding vision throughout the various acquisitions and initiatives undertaken by Grupo Aval.

Our strategy

Our overall objectives are to build upon our competitive strengths to pursue opportunities for growth and to enhance our long-term financial performance. To achieve these objectives, we intend to pursue a strategy with the following principal elements:

Further penetrate the Colombian market

We believe that Colombia offers significant opportunities to expand our business because of the country’s strong economic fundamentals and low penetration rates for banking and other financial services and products, as compared to other countries in the region. For example, domestic credit to the private sector accounts for 43.5% of GDP in Colombia as compared to 86.3% for Chile, 57.0% for Brazil and 24.3% for Peru at December 31, 2010. See “Industry—Colombia—Credit volumes.” We anticipate that demand for such services and products will increase across all customer sectors. As Colombia’s leading banking group, and drawing upon our distinctive multi-brand business model, we believe that we are well-positioned to take advantage of this significant growth potential.

Continue capitalizing on synergies and improving efficiencies

We believe that there is additional room to create synergies among our subsidiaries and leverage their combined strength without affecting our multi-brand business model. We intend to continue identifying and working on groupwide projects, mainly in information technology, and we will continue to seek economies of scale by fostering procurement of goods and services for multiple subsidiaries, which we believe have contributed to improvements in our efficiency ratios. As an example, we are in the process of replacing the core banking systems in our subsidiaries to converge to a common platform.

Expand our services offerings and diversify our sources of income

We believe that we offer the most comprehensive range of banking services and products in Colombia, and we continually seek to expand these offerings to meet evolving customer needs and enhance our profitability. For example, we are currently implementing initiatives to increase our non-interest income, which consists primarily of net fee income. Net fee income accounted for 26.3% and 23.0% of our consolidated total operating income before net provisions for the nine-month period ended September 30, 2011 and the year ended December 31, 2010, respectively. We believe that we can expand the contribution of non-interest income to our profitability in future periods by, for example, expanding bancassurance (i.e., bank-offered third-party insurance products) through our distribution networks and credit card fee income through an increase in credit card loan volume across all of our banks.

Integrate BAC Credomatic and further penetrate the Central American market

We plan to continue executing our multi-brand business model by maintaining the BAC Credomatic brand and integrating it into our operations. We intend to capitalize on the expansion of the Central American market as we believe the BAC Credomatic acquisition will offer us significant opportunities for organic and acquisition growth in financial services in this region. In order to improve operational efficiency and increase market share in key sectors, we intend to share our groupwide commercial and operational standards and best practices with BAC Credomatic, while capitalizing on its regional expertise, brand recognition, customer base, and services and products, such as credit card issuance and merchant-acquiring businesses. We believe that we can substantially improve BAC Credomatic’s efficiency ratio, which at September 30, 2011 was 58.0%, compared to 53.3% for Grupo Aval’s Colombian operations, by implementing our best practices at BAC Credomatic.

Pursue other selected acquisitions

We have a proven track record of identifying, acquiring and integrating interests in companies that we believe have strategic value to us. We are interested in expanding our businesses in Colombia and Central America and to other regions. We regularly evaluate acquisition candidates that may permit us to expand the services and products we offer and markets we can access, such as BAC Credomatic. We actively consider additional strategic investments, alliances and acquisitions, principally in Colombia, Central America and other selected Latin American countries.

Oversight

As the holding company of the group, we closely monitor the performance of our banks. We actively participate in developing each bank’s long-term business plan, and we require our banks to present us with a yearly budget and profitability targets. We develop our own independent profitability targets for each bank before discussing and recommending any changes thereto with its management team. In addition, we make recommendations for setting the compensation of management in each of our banks annually, and link incentive compensation to achieving budget goals and other financial and strategic performance targets.

Our banks are required to report their financial performance to us on a regular basis, including daily summaries and monthly detailed information. We monitor the performance of our banks against their respective budgets and the performance of our competitors. This systematic control process is complemented by ad-hoc analyses of key operational drivers, such as the loan portfolio quality of each bank relative to our other banks and our competitors. When a bank deviates from its plan or when weaknesses are identified, we meet with the respective bank’s management to discuss remedial measures and a course of action. Similarly, when a bank finds itself in a new or unfamiliar situation, such as the mortgage and financial crisis of 1999, we provide guidance. Our senior management and the banks meet at least twice a month to discuss strategy, opportunities and current operations.

Our internal control department regularly audits our banks, Porvenir and Corficolombiana, as well as their operating subsidiaries, to provide objective assurance to our management and board of directors regarding the effectiveness of our subsidiaries’ financial reporting and control mechanisms as well as to monitor compliance with our best practices and guidelines. Our internal control department also plays an integral part in our corporate governance. When our internal control department discovers deviations from our best practices and guidelines, we recommend remedial measures and enhance our monitoring of the respective entity.

Strategic focus

From time to time, our banks explore merger and acquisition opportunities and, as part of its equity portfolio management activities, Corficolombiana makes investments in strategic sectors. We provide support to our bank management teams in identifying opportunities, negotiating favorable outcomes and implementing acquisitions. We independently assess a prospective target’s strategic fit with the acquiring banking subsidiary and within our group as a whole. In addition, we explore new business initiatives and often recommend new product lines and services to our banks, such as bancassurance, and provide assistance to our banks in evaluating, negotiating and implementing acquisitions such as Banco de Bogotá’s acquisition of Megabanco and Banco de Occidente’s acquisition of Banco Unión. Our recent acquisition of BAC Credomatic illustrates our approach to identifying and pursuing growth opportunities outside of our existing portfolio.

Credit risk management

Although each bank is responsible for its credit decisions and risk management, we oversee the implementation of appropriate risk management controls at our banks and have established upward loan reporting processes. Our risk management staff meets on a weekly basis to discuss our subsidiaries’ loan portfolio, developments in the industry, and risks and opportunities. For potential loan transactions that would result in an aggregated exposure to a single issuer exceeding Ps 20 billion at the group level, our risk management staff will evaluate the transaction and will often make recommendations with respect to the structure of the loan (such as guarantees, interest rates, commissions and covenants). We also coordinate loan syndication among our banks to effectively leverage the combined equity of our banks and manage any risk issues. For a discussion of our risk management guidelines, see “Operating and Financial Review and Prospects—Risk management.”

Marketing

Our centralized marketing strategy pursues two main objectives: to increase the competitiveness of our banks and to strengthen our corporate image. To achieve these objectives, we negotiate with third parties for the provision of certain marketing services and to design and implement advertising campaigns for the launch of new services and products. We have set up marketing guidelines and pursue communications that increase the exposure of our brands and those of our subsidiaries. Our service efforts are aimed at achieving customer and shareholder satisfaction.

Network integration

Each bank is responsible for its information technology systems and distribution network; however, we seek to maximize the effectiveness of our distribution network and the levels of customer service and customer retention across all our banks through our Red de Grupo Aval network, which connects all of our banks’ networks. Our network allows each of our banking subsidiaries’ customers to access basic banking services at any ATM or branch office in any of our banks. Although each bank maintains its own information technology system, Grupo Aval works to identify potential synergies and assists in the implementation of technology and products developed at the Grupo Aval level within our banks, and the standardization of technology and processes across our banks. For example, we are developing a new technology model based on service-oriented architecture for our institutions. For a discussion of our current technology projects, see “—Other corporate information—Technology.”

Our history

Grupo Aval was created by our chairman, Mr. Sarmiento Angulo, to consolidate his interests in the Colombian financial sector. The milestones in the formation of Grupo Aval were the following:

•
Mr. Sarmiento Angulo established a real estate development firm in Bogotá in 1956, and in 1959 founded Organización Luis Carlos Sarmiento Angulo, which developed low- and middle-income housing neighborhoods in Bogotá in the 1960s and 1970s;

•	In 1971, Mr. Sarmiento Angulo acquired a majority stake in Banco de Occidente, and in 1972 founded Corporación de Ahorro y Vivienda Las Villas to focus on low- and middle-income mortgage financing;

•
In 1981, Mr. Sarmiento Angulo purchased a minority stake in Banco de Bogotá, and in 1988 he acquired a majority stake and control, consolidating a major participation in the banking system. Banco de Bogotá acquired a substantial majority of, and absorbed, Banco del Comercio in 1992;

•
In 1991, Banco de Bogotá and Banco de Occidente founded Porvenir as a severance fund manager, and following the creation in 1993 of the private pension fund system in Colombia, expanded the business to include pension fund management in 1994;

•	Banco Popular was acquired in 1996 from the Colombian government through a privatization process;

•	In 1997, Mr. Sarmiento Angulo acquired Corporación de Ahorro y Vivienda Ahorramas and merged it with Corporación de Ahorro y Vivienda Las Villas in 2000 to form Banco AV Villas in 2002;

•
In 1999, Grupo Aval conducted an initial public offering in Colombia and listed its common shares on the Colombian Stock Exchange under the symbol “GRUPOAVAL.” Grupo Aval’s initial public offering was the first large-scale equity offering of a Colombian company to the general public, which allowed several thousand investors to become our shareholders;

•
Corficolombiana, which was founded in 1959 as an affiliate of Banco de Bogotá, acquired and merged with several merchant banks between 1997 and 1999, including Corfitolima, Corfiprogreso, Corfes, Corfiboyacá, Corfisantander, Corfiandes and Indufinanciera. In 2005, Corfivalle, also a merchant bank, and Corficolombiana merged; and

•
Grupo Aval concluded its third public offering of shares to the Colombian public on May 12, 2011, consisting of 1.6 billion preferred shares at a price of Ps 1,300 (U.S.$0.72 at the representative market rate at such date) per share.

In order to provide a single administrative platform for his financial institution holdings, in 1998, Mr. Sarmiento Angulo contributed a majority of his direct and indirect holdings in the financial institutions to Grupo Aval. The Red de Grupo Aval was also established in 1998 to integrate the branches and automated teller machine (ATM) networks of our banks. In 1999, Grupo Aval listed its shares on the Colombian Stock Exchange, where 2.4% of its share capital was sold to the general public. In 2007, we completed a follow-on offering resulting in a total public float of 7.5% of the total share capital.

Mr. Sarmiento Angulo’s son, Luis Carlos Sarmiento Gutiérrez, became our president in 2000. He is responsible for our day-to-day management.

Since 1998, Grupo Aval has, directly and indirectly, made a series of acquisitions to further extend and consolidate its position as the leading banking group in Colombia, including Banco de Occidente’s acquisition of Banco Aliadas in 2005 and Banco Unión in 2006, the merger of Corfivalle and Corficolombiana in 2005, and Banco de Bogotá’s acquisition of Megabanco in 2006. Pursuant to our growth strategy, on July 15, 2010, we entered into a stock purchase agreement with GE Capital for the acquisition of all of the outstanding shares of BAC Credomatic. We completed the acquisition of BAC Credomatic on December 9, 2010.

On June 23, 2011, Grupo Aval acquired 43.5% of Banco Popular’s outstanding shares held by Rendifin S.A. in exchange for 2,073,115,004 of our preferred shares at a ratio of 1.62 Banco Popular share per Grupo Aval preferred share, and as a result, we increased our direct ownership in Banco Popular to 74.2%. On September 20, 2011, Grupo Aval acquired additional ownership interests in Banco Popular to increase its direct ownership in Banco Popular to 93.7%. See “Related Party Transactions—Other transactions with Mr. Sarmiento Angulo and his affiliates—Banco Popular share ownership reorganization.”

Grupo Aval Acciones y Valores S.A. is a sociedad anónima, incorporated under the laws of Colombia on January 7, 1994 under the name Administraciones Bancarias S.A. On April 18, 1997, the company changed its name to Sociedad A.B. S.A., and on January 8, 1998, to Grupo Aval Acciones y Valores S.A.

Our operations

We conduct our operations through our four banks (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), our pension and severance fund manager (Porvenir), our merchant bank (Corficolombiana) and our Central American banking group, BAC Credomatic, which we acquired on December 9, 2010. The following chart presents our ownership structure.

Source: Company data at September 30, 2011.

(1)
Corficolombiana held an additional 4.0% beneficial interest in Banco de Occidente at September 30, 2011, due to the merger of Leasing de Occidente into Banco de Occidente in June 2010. These shares are expected to be sold in open-market transactions through the Colombian Stock Exchange.

(2)
Porvenir and Corficolombiana are subsidiaries of Banco de Bogotá, whose financial data is consolidated into Banco de Bogotá’s results. Ownership percentages shown include direct and indirect participation.

(3)
This acquisition was completed on December 9, 2010. BAC Credomatic’s results of operations prior to December 1, 2010 are not included in Grupo Aval’s and Banco de Bogotá’s results that are presented herein.

We own 64.7% of the share capital of Banco de Bogotá, 68.2% of Banco de Occidente, 93.7% of Banco Popular, 79.9% of Banco AV Villas, 100.0% of Porvenir (20.0% directly and the remainder indirectly through our banks) and 56.4% of Corficolombiana indirectly through our banks, at September 30, 2011. In addition to his interest in Grupo Aval, Mr. Sarmiento Angulo beneficially owns 9.6% of Banco de Bogotá, 13.3% of Banco de Occidente, 0.5% of Banco Popular and 15.3% of Banco AV Villas, at September 30, 2011. We acquired an additional 43.5% of Banco Popular’s outstanding shares from Rendifin S.A., a company beneficially owned by Mr. Sarmiento Angulo on June, 23, 2011 and an additional 19.6% from Popular Securities S.A. and Inversiones Escorial S.A. on September 20, 2011. Each of our banks and Corficolombiana are publicly traded on the Colombian Stock Exchange and the remaining shares in these companies are held by minority shareholders.

Banco de Bogotá, founded in 1870, is Colombia’s oldest financial institution and the second-largest bank in the country based on total consolidated assets at September 30, 2011 and net income for the nine months ended September 30, 2011 and the year ended December 31, 2010. Banco de Bogotá had market shares of 14.0% of deposits and 13.3% of loans at September 30, 2011. It is also the largest financial institution within our group by assets and the largest contributor of net income before income tax expense and non-controlling interest. Banco de Bogotá is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products, distributed through a network of 624 branches and 991 ATMs. While Banco de Bogotá serves all segments in the market through differentiated service and product offerings, it is particularly focused on commercial lending with a market share of 18.0% of commercial loans at September 30, 2011. Banco de Bogotá’s ROAE averaged 27.0% between 2008 and 2010 and was 24.9% for the year ended December 31, 2010 and 20.0% for the nine-month period ended September 30, 2011. Its efficiency ratio improved from 48.3% in 2008 to 40.1% for the year ended December 31, 2010 and was 52.0% for the nine-month period ended September 30, 2011.

Banco de Occidente is the fifth-largest bank in Colombia, based on assets and loans at September 30, 2011. It focuses on enterprise customers, state-owned entities and retail customers. Banco de Occidente has strong market shares in the financial leasing business (17.8%, the second-largest market share in the Colombian leasing market, which is comprised of leasing companies and banks). Banco de Occidente’s ROAE averaged 21.9% between 2008 and 2010 and was 17.1% for the year ended December 31, 2010 and 16.7% for the nine-month period ended September 30, 2011. Its efficiency ratio worsened from 39.9% in 2008 to 44.5% for each of the year ended December 31, 2010 and the nine-month period ended September 30, 2011.

Banco Popular is the pioneer of, and the market leader in, payroll loans and a premier provider of financial solutions to government entities throughout Colombia. Banco Popular achieved strong returns on its consumer loan portfolio due to its access to payroll deductions for repayment of loans, which results in consumer loans with a substantially lower-risk profile (consumer past due loans of 2.8% compared to a banking system average of 4.5% at September 30, 2011). Banco Popular’s ROAE averaged 26.4% between 2008 and 2010 and was 23.8% for the year ended December 31, 2010 and 22.5% for the nine-month period ended September 30, 2011. Its efficiency ratio improved from 52.0% in 2008 to 47.6% for the year ended December 31, 2010 and was 49.3% for the nine-month period ended September 30, 2011.

Banco AV Villas is a consumer-focused bank, which targets mid- and low-income segments of the population and serves its clients through a nationwide service-point network and an advanced mobile banking platform. It is also Grupo Aval’s most active bank in terms of usage of non-traditional channels (mobile banking, non-banking correspondents and virtual branches). Over the past decade, Banco AV Villas has evolved from being a lender exclusively focused on mortgages to a diversified full-service consumer bank. Banco AV Villas’ risk management systems provide the bank with real-time and in-depth credit quality analyses that allow the bank to approve consumer loans on an accelerated basis. Banco AV Villas’ ROAE averaged 16.7% between 2008 and 2010 and was 18.4% for each of the year ended December 31, 2010 and the nine-month period ended September 30, 2011. Its efficiency ratio worsened slightly from 53.5% in 2008 to 53.9% for the year ended December 31, 2010 and 57.9% for the nine-month period ended September 30, 2011.

Porvenir is a leading pension and severance fund management business in Colombia, with a 27.3% market share of assets under management at September 30, 2011. Pension funds provide individual savings for retirement, while severance funds provide temporary income to employees who lose their jobs. Porvenir has experienced significant earnings growth, with a 26.9% CAGR for the 2008 to 2010 period. Porvenir is the most profitable and efficient pension and severance fund manager in the market, with an ROAE that averaged 35.7% between 2008 and 2010 and was 32.5% for the year ended December 31, 2010 and 28.4% for the nine-month period ended September 30, 2011.

Corficolombiana is a merchant bank that primarily invests in strategic sectors of the Colombian economy, including infrastructure, energy and finance, and also provides treasury, investment banking and private banking services. Corficolombiana provides Banco de Bogotá with a consistent dividend stream, having declared dividends totaling more than Ps 171 billion (approximately U.S.$89 million) payable to Banco de Bogotá for the year ended December 31, 2010 and more than Ps 202 billion (approximately U.S.$105 million) for the nine-month period ended September 30, 2011. Corficolombiana’s ROAE averaged 20.5% between 2008 and 2010 and was 21.3% for the year ended December 31, 2010 and 18.3% for the nine-month period ended September 30, 2011.

BAC Credomatic is a leading Central American banking group with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama. BAC Credomatic is a full-service financial institution with one of the leading credit card issuance and merchant-acquiring franchises in Central America. Its credit card accounts represented 25.7% of total credit card accounts in Central America (calculated based on BAC Credomatic data and information published by Euromonitor International) at December 31, 2010. It has achieved processing volumes of U.S.$8,042 million for the year ended December 31, 2010 and U.S.$6,941 million for the nine-month period ended September 30, 2011 in the merchant acquiring business, which compares favorably to processing volumes of other leading Latin American issuers. BAC Credomatic’s ROAE averaged 24.3% between 2006 and 2010 (excluding extraordinary gains in 2007 and 2008) and was 17.3% for the year ended December 31, 2010 and 22.2% for the nine-month period ended September 30, 2011.

The following tables present key information regarding the results of our operating subsidiaries at the dates and for the periods indicated.

	At and for the nine-month period ended September 30, 2011
	Banco de Bogotá	Porvenir(1)	Corficolombiana(1)	BAC Credomatic(1)	Banco de Occidente	Banco Popular	Banco AV Villas
	(in U.S. millions)(4)
Loans and financial leases, net	18,969.9	–	319.0	5,530.5	7,045.4	4,792.9	2,395.0
Assets	33,527.7	411.2	4,604.6	9,567.7	11,113.8	7,490.6	3,906.0
Deposits	20,392.3	–	1,068.1	5,973.5	6,875.1	4,899.5	2,892.2
Shareholders’ equity	3,341.8	294.9	1,460.3	1,730.2	1,515.7	948.5	459.4
Net income	402.2	60.0	199.3	123.9	179.3	154.4	61.6
ROAE(2)	20.0%	28.4%	18.3%	18.0%	16.7%	22.5%	18.4%
Delinquency ratio past due more than 30 days	2.4%	–	1.9%	3.2%	2.7%	2.3%	3.9%
Allowance for loans as a percentage of past due loans	114.8%	–	167.2%	57.0%	145.9%	173.1%	132.5%
Solvency ratio(3)(5)	14.0%	–	33.8%	12.8%	10.1%	11.8%	14.0%

	At and for the year ended December 31, 2010
	Banco de Bogotá	Porvenir(1)	Corficolombiana(1)	Banco de Occidente	Banco Popular	Banco AV Villas
	(in U.S. millions)(4)
Loans and financial leases, net	16,857.3	–	267.0	5,882.4	4,350.1	2,170.8
Assets	30,765.3	374.4	4,304.0	9,662.1	6,595.8	3,606.4
Deposits	19,695.3	–	972.9	6,449.6	4,327.7	2,641.3
Shareholders’ equity	2,031.2	269.1	1,445.3	1,339.5	879.0	434.3
Net income	474.3	81.1	292.8	200.3	187.5	74.8
ROAE(2)	24.9%	32.5%	21.3%	17.1%	23.8%	18.4%
Delinquency ratio past due more than 30 days	2.5%	–	2.6%	2.8%	2.5%	4.5%
Allowance for loans as a percentage of past due loans	124.6%	–	156.1%	163.3%	167.5%	128.7%
Solvency ratio(3)	15.1%	–	38.3%	10.0%	11.8%	14.1%

Source: Company data and calculations based on consolidated financial statements of our principal operating subsidiaries.

(1)
Porvenir and Corficolombiana are subsidiaries of Banco de Bogotá. Their financial data is consolidated in Banco de Bogotá’s results. BAC Credomatic was acquired by, and is a subsidiary of, Banco de Bogotá and its financial data is consolidated in Banco de Bogotá’s results from December 1, 2010.

(2)	For methodology used to calculate ROAE, see note (3) to the tables under “—Our company—Financial and operating data.”

(3)	Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “Supervision and Regulation—Capital adequacy requirements.”

(4)	Translated for convenience only using the representative market rate as computed and certified by the Superintendency of Finance at September 30, 2011 of 1,929.01 pesos per U.S.$1.00.

(5)	The solvency ratio for BAC Credomatic corresponds to December 31, 2010. As of the date of this Form 6-K, information at September 30, 2011 is not available.

Competition

We operate in a competitive market. Our principal competitors in Colombia are Bancolombia, Davivienda, and BBVA Colombia, which are the three leading banking groups in Colombia following Grupo Aval.

We are the market leader in Colombia in terms of market share of deposits, loans and our distribution network. Despite the expansion and contraction of recent economic cycles, since 1996, our banks have been more profitable than our principal competitor banks as measured by ROAE. Recently, we have outperformed one or more of our principal competitors under key operational metrics such as the ratio of loans past due more than 30 days over gross loan portfolio and operational efficiency. We believe that these results have been achieved due to our banks’ historically strong franchises, results-oriented philosophy and the Grupo Aval multi-brand business model. These features have also allowed our banks to increase their deposit and loan portfolio market share organically over time, and during times of contraction, our strong balance sheets have allowed for inorganic growth through acquisitions.

Since 2000 through December 2010, we have increased our market share by 8.2% in deposits and 7.1% in loans. Acquisitions have accounted for 3.3% of the increase in deposit market share and 4.1% of the increase in loan market share.

Except where otherwise indicated, the balance sheet and statement of income data for each of our banking subsidiaries included herein reflects its consolidated Colombian Banking GAAP information, while comparative disclosures of the financial and operating performance of our banking subsidiaries and that of our competitors are based on unconsolidated information prepared on the basis of Colombian Banking GAAP reported to the Superintendency of Finance. Our banking subsidiaries report unconsolidated financial data to the Superintendency of Finance; however, Grupo Aval, as a holding company, is not required to report such data. Unless otherwise indicated or the context otherwise requires, market share and other data comparing our performance and that of our competitors reflects the unconsolidated results of our banking subsidiaries.

Banks, financing companies and finance corporations are deemed credit institutions under Colombian banking regulations, and are the principal institutions authorized to accept deposits and make loans in Colombia. Banks undertake traditional deposit-taking and lending activities. Financing companies place funds in circulation by means of active credit operations, with the purpose of fostering the sale of goods and services, including the development of leasing operations. Finance corporations invest directly in the economy and thus are the only vehicle through which a bank may invest in non-financial sectors. See “Supervision and Regulation.” We operate four banks, one financing company and one finance corporation, and our market share is determined by comparing our banks to other banks reporting their results to the Superintendency of Finance; however, if market share data including financing companies and finance corporations is considered, our market shares would generally be lower than in a bank-only comparison and the gaps between our market shares and those of our competitors would be smaller, but our market leadership in most market categories would be unaffected.

In addition to our market-leading banking business, we are the market leader in the pension and severance fund management market through Porvenir. Porvenir also has the largest share of individual customers and funds under management in the severance fund and mandatory pension fund markets.

Corficolombiana is the largest finance corporation in Colombia.

Market share and other data from unconsolidated financial information

The following market share and other data comparing us and our banking subsidiaries to our competitors is based on information derived from unconsolidated financial information reported to the Superintendency of Finance by commercial banks based on Colombian Banking GAAP.

Deposits

We have the largest market share of total deposits, with an aggregate of 29.4% of all deposits in Colombia at September 30, 2011. Our principal competitor banks—Bancolombia, Davivienda and BBVA Colombia—had market shares of 19.0%, 11.9% and 9.8%, respectively, at September 30, 2011. At September 30, 2011, we had increased our market share of total deposits by 0.9% since 2005 and by 6.8% since 2000, primarily through acquisitions.

The following graph presents the market share of deposits in Colombia for the period from 2006 to September 30, 2011.

Market share by deposits

Source: Company calculations based on information published by the Superintendency of Finance.

The following tables present a breakdown of market share of deposits by type of deposit at September 30, 2011 and December 31, 2010.

	At September 30, 2011
	Grupo Aval (aggregate)(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Checking accounts	35.6	24.1	10.0	8.4	21.9
Savings accounts	29.6	20.7	13.3	11.7	24.7
Time deposits	27.4	14.0	11.6	8.2	38.8
Other deposits(2)	9.4	9.6	2.8	3.2	75.1
Total deposits	29.4	19.0	11.9	9.8	29.9
	At December 31, 2010
	Grupo Aval (aggregate)(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Checking accounts	38.6	22.9	9.4	9.7	19.5
Savings accounts	31.1	20.8	11.3	11.6	25.3
Time deposits	26.3	14.0	14.6	7.3	37.9
Other deposits(2)	13.7	10.5	4.1	3.9	67.9
Total deposits	30.7	19.0	11.5	9.8	29.0

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

(2)	Other deposits consist of correspondent bank deposits, cashier checks and collection services.

At September 30, 2011 and December 31, 2010, deposits represented a larger share of our total funding than that of most of our principal competitor banks, and we had a higher concentration of checking accounts, which are generally the lowest cost source of funds. Our funding mix yielded a lower average cost of funds than that of most of our principal competitor banks at September 30, 2011. The tables below present the total funding mix of the market at September 30, 2011 and December 31, 2010.

	At September 30, 2011
	Grupo Aval (aggregate)(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Funding:
Deposits	78.6	72.0	73.6	77.3	75.1
Other funding	21.4	28.0	26.4	22.7	24.9
Total funding	100.0	100.0	100.0	100.0	100.0
Deposits:
Checking accounts	21.7	22.7	15.1	15.4	13.1
Savings accounts	50.7	54.7	56.3	59.8	41.7
Time deposits	26.6	20.9	27.8	23.8	37.0
Other deposits	1.0	1.6	0.8	1.0	8.2
Total deposits	100.0	100.0	100.0	100.0	100.0
Average funding rate:
Average deposit rate	2.7%	2.4%	2.5%	2.6%	2.8%
Average other funding rate	4.1%	5.0%	5.1%	5.5%	4.7%
Average total funding rate	3.0%	3.0%	3.1%	3.2%	3.2%

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

	At December 31, 2010
	Grupo Aval (aggregate)(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Funding:
Deposits	79.0	78.5	76.6	81.5	77.4
Other funding	21.0	21.5	23.4	18.5	22.6
Total funding	100.0	100.0	100.0	100.0	100.0
Deposits:
Checking accounts	26.2	25.1	17.2	20.7	14.0
Savings accounts	49.7	53.6	48.2	58.2	42.8
Time deposits	22.4	19.2	33.3	19.5	34.2
Other deposits	1.7	2.1	1.4	1.5	9.0
Total deposits	100.0	100.0	100.0	100.0	100.0
Average funding rate:
Average deposit rate	2.6%	2.4%	2.5%	2.3%	2.7%
Average other funding rate	5.6%	5.3%	5.1%	4.8%	4.3%
Average total funding rate	3.0%	2.9%	3.0%	2.8%	3.0%

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Loans

We have the largest market share of loans in Colombia, with an aggregate of 28.2% of all loans at September 30, 2011. Our principal competitors’ banks—Bancolombia, Davivienda and BBVA Colombia—had market shares of 21.6%, 13.0% and 9.4%, respectively, at that date. At September 30, 2011, we had increased our market share by 3.2% since 2005 and by 5.7% since 2000, primarily through acquisitions.

The following graph presents the market share of loans in Colombia for the period from 2006 to September 30, 2011.

Market share by loans

Source: Company calculations based on information published by the Superintendency of Finance.

The following tables present a breakdown of the market share of loans by category at September 30, 2011 and December 31, 2010.

	At September 30, 2011
	Grupo Aval (aggregate)(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Commercial	31.3	27.5	11.3	7.3	22.5
Consumer	28.0	13.3	16.0	9.9	32.9
Microcredit	5.1	5.2	0.0	0.0	89.7
Mortgages	4.9	25.5	16.4	28.2	25.0
Financial leases	43.5	1.6	17.9	7.4	29.6
Total	28.2	21.6	13.0	9.4	27.8

	At December 31, 2010
	Grupo Aval (aggregate)(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Commercial	31.6	27.5	10.8	7.5	22.5
Consumer	30.4	12.8	17.8	9.5	29.5
Microcredit	6.3	6.2	0.0	0.0	87.5
Mortgages	6.1	23.1	16.5	32.7	21.6
Financial leases	46.3	2.1	20.4	6.1	25.0
Total	29.6	21.7	13.2	9.5	26.1

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Our banks have been strategically focused on developing commercial and consumer loans, including payroll loans, and limiting their exposure to mortgage loans. Consistent with our strategy, at September 30, 2011, our combined loan portfolio had a higher portion of commercial and consumer loans, in particular payroll loans, and a lower portion of mortgage loans than the market average.

The following table presents the distribution by loan category of the market at September 30, 2011 and December 31, 2010.

	At September 30, 2011
	Grupo Aval (aggregate)(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Commercial	63.3	72.8	49.6	44.3	46.3
Consumer	27.6	17.2	34.3	29.1	32.9
Microcredit	0.5	0.7	0.0	0.0	8.9
Mortgages	1.3	9.0	9.6	22.8	6.9
Financial leases	7.3	0.4	6.5	3.7	5.0
Total	100.0	100.0	100.0	100.0	100.0

	At December 31, 2010
	Grupo Aval (aggregate)(1)	Bancolombia	Davivienda	BBVA Colombia	Rest of the Colombian market
	(in percentages)
Commercial	64.2	76.1	49.2	47.6	51.9
Consumer	27.3	15.6	35.8	26.5	30.1
Microcredit	0.5	0.7	0.0	0.0	8.4
Mortgages	1.4	7.2	8.5	23.2	5.6
Financial leases	6.6	0.4	6.6	2.7	4.1
Total	100.0	100.0	100.0	100.0	100.0

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Loan portfolio quality

We believe that the credit quality of our loan portfolio compares favorably with that of our principal competitors. The following table presents credit quality metrics for our loan portfolio at the dates indicated.

	At September 30,
	Loans past due more than 30 days / gross loan portfolio		Loans rated C, D or E / gross loan portfolio		Provision expense / gross loan portfolio		Allowance / loans past due more than 30 days
	2011	2010	2011	2010	2011	2010	2011	2010
	(in percentages)
Banco de Bogotá	2.1	2.7	2.9	4.1	2.9	3.8	148.8	140.9
Banco de Occidente	2.7	3.7	4.0	5.5	3.8	5.9	145.6	144.0
Banco Popular	2.3	3.0	3.5	4.1	3.0	3.8	172.6	148.5
Banco AV Villas	3.9	5.2	2.7	3.4	3.9	5.1	132.5	104.7
Grupo Aval (aggregate)(1)	2.5	3.2	3.3	4.4	3.2	4.4	149.5	137.0
Bancolombia	2.5	3.2	3.4	4.0	3.1	4.4	174.4	163.1
Davivienda	4.3	4.4	3.6	3.8	6.5	7.1	125.1	127.2
BBVA Colombia	2.8	4.2	2.6	3.8	3.4	5.8	145.4	105.2
Rest of the Colombian market	3.9	4.4	5.1	5.6	4.3	5.1	134.1	120.0

	At December 31,
	Loans past due more than 30 days / gross loan portfolio		Loans rated C, D or E / gross loan portfolio		Provision expense / gross loan portfolio		Allowance / loans past due more than 30 days
	2010	2009	2010	2009	2010	2009	2010	2009
	(in percentages)
Banco de Bogotá	2.3	2.9	3.7	4.7	3.4	4.0	159.1	135.0
Banco de Occidente	2.8	3.9	4.8	5.7	5.1	2.9	163.1	143.7
Banco Popular	2.5	3.3	3.9	4.6	3.6	2.6	167.1	140.7
Banco AV Villas	4.5	5.5	3.3	3.6	5.4	4.2	128.7	93.9
Grupo Aval (aggregate)(1)	2.6	3.5	3.9	4.8	4.0	2.7	156.6	130.9
Bancolombia	2.8	3.7	3.6	4.5	3.8	6.4	173.6	157.6
Davivienda	3.7	4.3	3.6	4.1	6.5	8.9	144.2	140.5
BBVA Colombia	3.2	6.1	3.5	6.0	4.7	5.5	133.9	93.1
Rest of the Colombian market	3.7	5.4	5.4	6.2	5.0	5.4	143.6	106.2

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Branches and ATM network

Through our banking subsidiaries, we have the largest banking network in Colombia, with 1,245 branches and 2,497 ATMs at June 30, 2010 (the latest date for which branch and ATM information is available for certain of our principal competitors). The following tables present the distribution of branches and ATMs across the market at the dates indicated.

	At June 30, 2011
	Branches		ATMs
	# of branches	Market share %	# of ATMs	Market share %
Grupo Aval (aggregate)(1)	1,245	25.6%	2,497	24.1%
Bancolombia	760	15.7%	2,645	25.6%
Davivienda	554	11.4%	1,426	13.8%
BBVA Colombia	336	6.9%	908	8.8%
Rest of the Colombian market	1,960	40.4%	2,873	27.8%

	At December 31, 2010
	Branches		ATMs
	# of branches	Market share %	# of ATMs	Market share %
Grupo Aval (aggregate)(1)	1,209	26.9%	2,391	20.9%
Bancolombia	724	16.1%	2,748	24.0%
Davivienda	545	12.1%	1,404	12.3%
BBVA Colombia	331	7.4%	859	7.5%
Rest of the Colombian market	1,690	37.6%	4,054	35.4%

Source: Company calculations based on information published by the Superintendency of Finance, except for information for Grupo Aval, which reflects aggregate data obtained from our banking subsidiaries.

(1)	Grupo Aval figures reflect aggregated amounts of our banking subsidiaries.

Competition and other data from consolidated financial information

The following information on Grupo Aval and our subsidiaries is based on consolidated financial information at and for the years ended December 31, 2010, 2009 and 2008, and based on unaudited condensed consolidated financial information at and for the nine-month period ended September 30, 2011. Competition and other data that compare us and our subsidiaries to Bancolombia, our main competitor, is readily obtained given that Bancolombia also prepares and publishes detailed consolidated financial information. Our other principal competitors, Davivienda and BBVA, publish financial information with a lesser degree of detail; therefore, we only refer to these competitors where applicable based on publicly available information.

Profitability

ROAE

We are the most profitable banking group in Colombia based on ROAE for the nine months ended September 30, 2011 and for the years ended December 31, 2010, 2009 and 2008.

The following table presents the ROAE for each of our banks, Grupo Aval (consolidated), and our principal competitors for the periods indicated.

	Nine months ended September 30,	Year ended December 31,
	2011	2010	2009	2008
ROAE (1)	(in percentages)
Banco de Bogotá	20.0	24.9	31.1	25.2
Banco de Occidente	16.7	17.1	22.8	26.0
Banco Popular	22.5	23.8	26.5	28.9
Banco AV Villas	18.4	18.4	15.8	16.1
Grupo Aval	19.2	22.2	29.2	25.4
Bancolombia	18.8	19.2	19.1	22.8
Davivienda	15.5	18.5	18.6	20.4
BBVA Colombia (2)	–	19.8	19.9	22.2

Source: Company calculations based on publicly available consolidated financial statements of Grupo Aval and each bank for the periods indicated.

(1)
For methodology used to present ROAE, see note 3 to the table under “Summary—Our company—Financial and operating data.” If shareholders’ equity were calculated using quarterly period-end data, for the nine-month periods ended September 30 (using the average of shareholders’ equity at each of, December 31 of the previous fiscal year, March 31, June 30 and September 30 of the current fiscal year) rather than the average at the beginning and end of such period, ROAE for the nine-month period ended September 30, 2011 would be 22.8% for Grupo Aval, 18.5% for Banco de Bogotá, 17.7% for Banco de Occidente, 22.6% for Banco Popular and 18.6% for Banco AV Villas.

(2)	Financial information at September 30, 2011 is not publicly available as of the date of this Form 6-K for BBVA Colombia.

ROAA

The following table presents the ROAA for each of our banks, Grupo Aval and our principal competitors, for the periods indicated.

	Nine months ended September 30,	Year ended December 31,
	2011	2010	2009	2008
ROAA (1)	(in percentages)
Banco de Bogotá	2.6	2.9	4.4	3.0
Banco de Occidente	2.3	2.1	2.5	2.5
Banco Popular	3.0	3.1	2.9	2.7
Banco AV Villas	2.2	2.2	2.0	2.1
Grupo Aval	2.2	2.2	3.2	2.4
Bancolombia	2.1	2.2	2.1	2.3
Davivienda	1.8	2.1	1.9	2.0
BBVA Colombia (2)	–	2.1	1.9	1.9

Source: Company calculations based on publicly available consolidated financial statements of Grupo Aval and each bank for the periods indicated.

(1)
For methodology used to present ROAA, see note 2 to the table under “Summary—Our company—Financial and operating data.” If average assets were calculated using quarterly consolidated information for the nine-month periods ended September 30 rather than the average at the beginning and end of such annual or nine-month period, as applicable, ROAA for the nine-month period ended September 30, 2011 would be 2.3% for Grupo Aval, 2.6% for Banco de Bogotá, 2.3% for Banco de Occidente, 2.9% for Banco Popular and 2.3% for Banco AV Villas.

(2)	Financial information at September 30, 2011 is not publicly available as of the date of this Form 6-K for BBVA Colombia.

Regulatory capital

Banks in Colombia are required to have regulatory capital of at least 9.0% of risk-weighted assets plus a risk premium calculated pursuant to the rules of the Superintendency of Finance. For a description of these requirements, see “Supervision and Regulation—Capital adequacy requirements.” Our banks are well-capitalized under Colombian regulatory capital requirements, and we believe that our current capitalization provides us with substantial flexibility to expand our operations.

The tables below present our capitalization (on an aggregate basis), the capitalization of our banking subsidiaries and the capitalization of our principal competitors at September 30, 2011 and December 31, 2010. Grupo Aval is not subject to capital requirements other than those that apply to its subsidiaries; therefore, we believe that our capitalization on an aggregate basis provides a more meaningful measure of our regulatory capital adequacy.

	At September 30, 2011
	Grupo Aval entities					Bancolombia	Davivienda	BBVA Colombia(4)
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (3)
	(in percentages)
Consolidated:
Primary capital (Tier I)(1)	12.4	8.8	9.1	12.2	11.3	9.3	9.5	–
Secondary capital (Tier II)(2)	1.5	1.3	2.7	1.8	1.7	3.7	3.1	–
Total consolidated capitalization	14.0	10.1	11.8	14.0	12.9	13.0	12.5	–

	At December 31, 2010
	(in percentages)
Consolidated:
Primary capital (Tier I)(1)	8.9	8.0	8.4	12.1	8.8	10.3	9.6	9.0
Secondary capital (Tier II)(2)	6.2	2.0	3.5	2.0	4.8	4.4	3.4	1.5
Total consolidated capitalization	15.1	10.0	11.8	14.1	13.7	14.7	13.1	10.5

Source: Company calculations based on consolidated financial statements of each bank for the period indicated.

(1)	Includes primary capital and reserves. See “Supervision and Regulation—Capital adequacy requirements.”

(2)	Includes primarily subordinated debt and unrealized gains on certain assets, including real estate. See “Supervision and Regulation—Capital adequacy requirements.”

(3)	Grupo Aval figures reflect aggregated regulatory capital of our banking subsidiaries.

(4)	Capitalization information is not available for BBVA Colombia at September 30, 2011.

Porvenir and Corficolombiana are controlled by Banco de Bogotá. Banco de Occidente and Banco Popular hold non-controlling interests in Corficolombiana and Banco de Occidente holds a non-controlling interest in Porvenir. In calculating a bank’s regulatory capital, Colombian regulations require banks to deduct from capital the corresponding amount of their non-controlling interests, regardless of whether these investments and the bank are controlled by the same entity. This accounting treatment lowers Banco de Bogotá’s, Banco de Occidente’s and Banco Popular’s consolidated regulatory capital by 32 basis points, 389 basis points and 181 basis points, respectively at September 30, 2011.

Capitalization ratios

The following table presents consolidated capitalization ratios for our banking subsidiaries, Grupo Aval and our principal competitors at the dates indicated.

	At September 30, 2011
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate(1)	Grupo Aval consolidated	Bancolombia	Davivienda(6)	BBVA Colombia(6)
	(in percentages)
Tangible equity ratio(2)(5)	10.0	13.6	13.0	11.8	11.3	9.1	9.8	–	–
Tier 1 ratio(3)	12.4	8.8	9.1	12.2	11.3	–	9.3	9.5	–
Solvency ratio(4)	14.0	10.1	11.8	14.0	12.9	–	13.0	12.5	–

	At December 31, 2010
	Grupo Aval entities
Colombian Banking GAAP	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate(1)	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
	(in percentages)
Tangible equity ratio(2)(5)	6.4	13.8	13.7	12.1	9.3	6.4	10.8	8.2	8.4
Tier 1 ratio(3)	8.9	8.0	8.4	12.1	8.8	–	10.3	9.6	9.0
Solvency ratio(4)	15.1	10.0	11.8	14.1	13.7	–	14.7	13.1	10.5

Source: Company calculations based on each entity’s respective financial statements for the period indicated.

(1)	Reflects the summation of calculated amounts for each line item for each of our banking subsidiaries.

(2)	Tangible equity ratio is calculated as total shareholders’ equity plus minority interest minus goodwill, divided by total assets minus goodwill. See “—Non-GAAP measures reconciliation.”

(3)	Tier 1 ratio is calculated as primary capital divided by risk-weighted assets.

(4)	Solvency ratio is calculated as technical capital divided by risk-weighted assets. For a definition of technical capital, see “Supervision and Regulation—Capital adequacy requirements.”

Tangible solvency ratio differs from solvency ratio. Tangible solvency ratio is calculated as technical capital minus goodwill, divided by risk-weighted assets minus goodwill. The tangible solvency ratios for the following entities at September 30, 2011 were: Banco de Bogotá 9.8%, Banco de Occidente 10.0%, Banco Popular 11.8%, Banco AV Villas 14.0%, Grupo Aval (aggregate) 10.3%  and Bancolombia 12.1%. The tangible solvency ratios for the following entities at December 31, 2010 were: Banco de Bogotá 10.5%, Banco de Occidente 9.9%, Banco Popular 11.8%, Banco AV Villas 14.1%, Grupo Aval (aggregate) 10.8%, Bancolombia 13.6%, Davivienda 9.0% and BBVA Colombia 8.2%.

(5)
At December 31, 2010, Banco de Bogotá had Ps 2,285 billion of mandatorily convertible bonds that by their terms were converted into Banco de Bogotá shares in November 2011. If these bonds had been converted into Banco de Bogotá shares at December 31, 2010, Banco de Bogotá’s adjusted tangible equity ratio as of that date would have been 10.5%. See “––BAC Credomatic.” At September 30, 2011 Banco de Bogotá had Ps 51 billion of mandatorily convertible bonds, the conversion of which would be immaterial on the tangible equity ratio at such date.

On May 12, 2011, Grupo Aval offered Ps 2.1 trillion of preferred shares (1.6 billion preferred shares at a price of Ps 1,300 per share). If this offering had taken place at December 31, 2010, Grupo Aval’s adjusted tangible equity ratio at that date would have been 8.5%.

(6)	Tangible equity information at September 30, 2011 for Davivienda is not publicly available. BBVA Colombia information at September 30, 2011 is not publicly available.

Operational efficiency

We have consistently achieved market-leading efficiency ratios as reflected in the table below, calculated as operating expense minus depreciation and goodwill amortization divided by total operating income plus total net provisions.

The following table presents efficiency ratios for our banks, Grupo Aval and Bancolombia at September 30, 2011 and December 31, 2010, 2009 and 2008.

	At September 30,	At December 31,
	2011	2010	2009	2008
	(in percentages)
Banco de Bogotá	52.0	40.1	39.0	48.3
Banco de Occidente	44.5	44.5	39.8	39.9
Banco Popular	49.3	47.6	46.7	52.0
Banco AV Villas	57.9	53.9	50.3	53.5
Grupo Aval	53.3	46.6	42.9	49.0
Bancolombia	56.2	51.7	46.4	43.9

Source: Company calculations based on each bank’s respective consolidated financial statements for the period indicated. Efficiency ratio is calculated as operating expenses less depreciation and goodwill amortization, divided by the sum of total operating income and total net provisions. See “Information on the Company—Non-GAAP measures reconciliation.” Comparative data for Davivienda and BBVA Colombia are not publicly available.

Loan portfolio quality

We believe that the credit quality of our loan portfolio compares favorably with that of our principal competitor. The following tables present credit quality metrics for the loan portfolio of our banks and for Bancolombia, at September 30, 2011 and 2010, and December 31, 2010 and 2009.

	At September 30,
	Loans past due more than 30 days / gross loan portfolio		Loans rated C, D or E / gross loan portfolio		Provision expense / gross loan portfolio		Allowance / loans past due more than 30 days
	2011	2010	2011	2010	2011	2010	2011	2010
	(in percentages)
Banco de Bogotá	2.4	2.6	3.0	4.0	2.4	3.6	114.8	140.5
Banco de Occidente	2.7	3.7	3.9	5.4	3.8	5.8	145.9	144.1
Banco Popular	2.3	3.0	3.5	4.3	3.0	3.8	173.1	151.6
Banco AV Villas	3.9	5.2	2.7	3.4	3.9	5.1	132.5	104.6
Grupo Aval	2.5	3.2	3.3	4.3	2.9	4.3	131.4	137.6
Bancolombia(1)	2.5	3.4	3.9	4.6	–	–	184.4	162.8

	At December 31,
	Loans past due more than 30 days / gross loan portfolio		Loans rated C, D or E / gross loan portfolio		Provision expense / gross loan portfolio		Allowance / loans past due more than 30 days
	2010	2009	2010	2009	2010	2009	2010	2009
	(in percentages)
Banco de Bogotá	2.5	2.9	3.7	4.6	2.3	3.8	124.6	132.5
Banco de Occidente	2.8	4.0	4.7	5.6	5.0	5.2	163.3	128.4
Banco Popular	2.5	3.7	3.8	4.7	3.7	3.3	167.5	127.0
Banco AV Villas	4.5	5.5	3.3	3.6	5.4	7.1	128.7	93.9
Grupo Aval	2.7	3.6	3.9	4.8	3.3	4.4	139.1	124.5
Bancolombia(1)	2.9	3.9	4.3	5.1	3.8	5.8	179.9	149.4

Source: Company calculations based on information published by the Superintendency of Finance.

(1)	Provision expense / gross loan portfolio information is not publicly available as of the date of this Form 6-K for Bancolombia at September 30, 2011 and 2010.

Pension and severance fund management – Porvenir

Porvenir is the largest pension fund administrator in Colombia in terms of funds under management and has the largest share of earnings in the pension and severance fund management market in Colombia. Porvenir’s principal competitors are other pension fund administrators, including Protección, BBVA Horizonte, ING, Colfondos and Skandia. Grupo de Inversiones Suramericana, which holds a significant interest in Protección, has entered into an agreement to acquire ING’s pension fund operations in Colombia.

Porvenir also has under management the largest share of individual customers of mandatory pension funds and assets. It also has had a higher ROAE than the average of the AFPs in Colombia in 2009 and 2010 and for the nine-month period ended September 30, 2011.

The following tables present the market share of the main market participants with respect to assets under management and individual customers of mandatory pension funds at the dates indicated, and net income for the periods indicated.

	At September 30, 2011(1)
	Porvenir	Protección	BBVA Horizonte	Colfondos	ING	Skandia
	(in percentages)
Individual customers to pension funds:
Mandatory	31.7	21.2	17.8	16.3	12.3	0.8
Severance	29.9	20.5	26.8	11.0	11.2	0.7
Voluntary	23.3	31.5	11.2	10.5	5.7	17.8
Funds under management:
Mandatory	27.8	25.5	15.8	14.2	11.6	5.2
Severance	33.3	26.1	16.6	9.9	11.8	2.2
Voluntary	18.7	30.8	4.3	4.5	5.0	36.7
Total	27.3	25.9	14.9	13.2	11.1	7.6
Net income	47.8	16.3	15.4	7.4	(0.6)	13.6

Source: Information published by the Superintendency of Finance, except for Porvenir figures, which were derived from Company data. Information does not include data from third-party pension liability funds, which do not comprise a material portion of the market.

	At December 31, 2010
	Porvenir	Protección	BBVA Horizonte	Colfondos	ING	Skandia
	(in percentages)
Individual customers to pension funds:
Mandatory	31.6	21.3	17.8	16.2	12.4	0.8
Severance	28.2	18.6	24.5	17.3	10.7	0.7
Voluntary	22.9	30.7	12.4	10.6	5.4	18.0
Funds under management:
Mandatory	27.5	25.6	15.9	14.2	11.6	5.1
Severance	32.7	25.4	17.4	10.0	12.4	2.2
Voluntary	19.2	30.0	4.5	4.4	5.5	36.6
Total	27.1	25.9	15.0	13.2	11.1	7.7
Net income	36.4	20.2	14.4	10.5	8.9	9.7

Source: Information published by the Superintendency of Finance, except for Porvenir figures, which were derived from Company data. Information does not include data from third-party pension liability funds, which do not comprise a material portion of the market.

Merchant banking – Corficolombiana

Corficolombiana is the largest merchant bank in Colombia in terms of assets and equity at September 30, 2011. Corficolombiana faces competition from local and global banks focused on merchant and investment banking. Bancolombia, through its subsidiary Banca de Inversión Bancolombia S.A., is Corficolombiana’s largest local competitor. On an international level, Corficolombiana faces competition from global banks with local investment banking operations. In addition, as an equity investor, Corficolombiana faces competition from other equity investors such as hedge funds, private equity firms and others.

The following table presents the market shares of Corficolombiana and its principal competitors by assets, liabilities and equity at September 30, 2011 and December 31, 2010 and 2009.

	Assets			Liabilities			Equity
	At September 30,	At December 31,		At September 30,	At December 31,		At September 30,	At December 31,
	2011	2010	2009	2011	2010	2009	2011	2010	2009
	(in percentages)
Corficolombiana	83.8	83.7	86.4	91.8	88.0	93.1	75.8	79.1	78.7
Banca de Inversión Bancolombia S.A.	7.0	6.0	5.8	1.5	1.2	1.3	12.6	11.1	11.0
J.P. Morgan Corporación Financiera S.A.	7.8	10.3	7.8	6.7	10.8	5.6	9.0	9.7	10.3
BNP Paribas Colombia Corporación Financiera S.A.(1)	1.3	–	–	0.0	–	–	2.7	–	–

Source: Information published by the Superintendency of Finance.

(1)	BNP Paribas Corporación Financiera S.A. was incorporated in 2011.

Banking business overview

Our differentiated multi-brand business model builds on the individual strengths of our banks and the wide recognition of their brands. Each of our banks has developed over time a focus on particular and, to a degree, overlapping market sectors, geographic regions and services and products. As a group, we are present in all banking businesses in Colombia, as shown in the following chart.

Through the subsidiaries of our banks, we also offer fiduciary, bonded warehousing and brokerage transactions, and provide deposit and lending operations in foreign currencies. Through Corficolombiana, we operate as a merchant and investment bank, and through Porvenir, we participate in pension and severance fund management.

Enterprise customers

Our banks provide services and products to public and private sector customers. Our banks segment their enterprise customers into separate categories based principally on their annual revenues. We believe that these customer classifications, which are peculiar to each bank, allow our entities to tailor their services and products to the needs of each customer classification sector.

At September 30, 2011, our banks had an aggregate of approximately 251,900 enterprise customers, which may include customer overlap among our banks, an increase of 20.1% over approximately 209,700 enterprise customers at December 31, 2010. The following table presents the number of enterprise customers that our banks served at September 30, 2011 and December 31, 2010 and 2009.

	Grupo Aval
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate(1)
	(in thousands)
Total enterprise customers:
September 30, 2011	156.2	61.5	7.2	27.0	251.9
2010	114.4	60.1	6.7	28.4	209.7
2009	111.9	56.6	7.8	26.8	203.1

(1)	Reflects aggregated amounts of our banking subsidiaries.

Individual customers

Our banks provide services and products to individuals throughout Colombia. Our banks classify their individual banking customers into separate categories based principally on income.

At September 30, 2011, our banks had a total of approximately 6,992,300 individual customers, an increase of 9.0% over approximately 6,414,800 individual customers at December 31, 2010. Customers of more than one of our banking subsidiaries are counted separately for each banking subsidiary.

The following table presents the number of individual customers that our banks served at September 30, 2011 and December 31, 2010 and 2009.

	Grupo Aval
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate(1)
	(in thousands)
Total individual customers:
September 30, 2011	2,970.4	440.8	2,503.6	1,077.5	6,992.3
2010	2,807.6	425.3	2,106.6	1,075.2	6,414.8
2009	2,579.6	434.8	2,336.1	978.6	6,329.2

(1)	Reflects aggregated amounts of our banking subsidiaries.

Lending activities

In accordance with Superintendency of Finance guidelines, we classify our banks’ loans into the following categories: commercial, consumer, microcredit, mortgages and financial leasing.

The following tables present our loan portfolio at September 30, 2011 and December 31, 2010.

	At September 30, 2011
	Grupo Aval entities					Grupo Aval consolidated (3)(4)
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate(2)(4)
	(in Ps billions)
Commercial	23,856.3	8,490.8	4,002.9	2,071.4	38,421.5	38,408.6
Consumer	8,739.7	2,716.7	5,260.1	2,119.7	18,836.2	18,836.2
Microcredit(1)	225.1	–	22.3	21.7	269.1	269.1
Mortgages	3,369.1	–	93.2	657.8	4,120.1	4,120.1
Financial leasing	1,433.9	2,936.8	247.2	–	4,617.9	4,578.6
Total	37,624.2	14,144.4	9,625.8	4,870.6	66,264.9	66,212.6

	At December 31, 2010
	Grupo Aval entities					Grupo Aval consolidated (3)(4)
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate(2)(4)
	(in Ps billions)
Commercial	21,520.9	7,026.0	3,747.8	1,867.5	34,162.2	34,158.1
Consumer	7,712.3	2,297.7	4,650.5	1,964.7	16,625.2	16,625.2
Microcredit(1)	198.5	–	27.8	23.8	250.1	250.1
Mortgages	3,144.5	11.2	101.5	587.1	3,844.3	3,844.3
Financial leasing	972.3	2,549.1	224.5	–	3,745.9	3,745.9
Total	33,548.5	11,884.0	8,752.1	4,443.1	58,627.7	58,623.6

(1)
Microcredit loans are issued for the purpose of encouraging the activities of small businesses and are subject to the following requirements: the maximum amount to be lent is equal to 25 times the minimum wage (salario mínimo mensual legal vigente) without the balance of one single borrower exceeding such amount at any time, and the main source of payment for the corresponding obligation shall be the revenues obtained from the activities of the borrower’s micro business. The borrower’s outstanding indebtedness may not exceed 120 times the minimum wage (salario mínimo mensual legal vigente).

(2)	Reflects aggregated amounts of our banking subsidiaries.

(3)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(4)	Reflects Banco de Bogotá consolidated figures, which include BAC Credomatic’s operations.

As of September 30, 2011, the aggregate outstanding loans to our banks’ ten-largest borrowers, our 11th to 50th-largest borrowers, our 51st to 160th-largest borrowers, represented 6.7%, 8.3% and 8.3%, respectively, of our consolidated total loan portfolio.

Commercial loans

Our commercial loan portfolio consists of general purpose loans (loans with a maturity of over one year), working capital loans (loans with a maturity of up to one year), loans funded by development banks, corporate credit cards and overdraft loans. Loans funded by development banks are loans granted to customers and focused on specific economic sectors and are funded by national or international government or government-related institutions.

The following tables present our commercial loan portfolio at September 30, 2011 and December 31, 2010.

	At September 30, 2011
	Grupo Aval entities					Grupo Aval consolidated (2)(3)
	Banco de Bogotá(3)	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)(3)
	(in Ps billions)
General purpose loans	16,047.7	5,620.1	3,259.8	1,931.5	26,859.1	26,846.1
Loans funded by development banks	915.7	415.0	259.8	127.7	1,718.2	1,718.2
Working capital loans	6,527.2	2,332.2	463.4	–	9,322.8	9,322.8
Credit cards	134.9	44.1	5.4	2.4	186.8	186.8
Overdrafts	230.8	79.5	14.5	9.8	334.6	334.6
Total	23,856.3	8,490.8	4,002.9	2,071.4	38,421.5	38,408.6

	At December 31, 2010
	Grupo Aval entities					Grupo Aval consolidated (2)(3)
	Banco de Bogotá(3)	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)(3)
	(in Ps billions)
General purpose loans	15,144.7	4,601.6	2,959.5	1,747.1	24,453.0	24,448.9
Loans funded by development banks	894.9	427.6	198.9	112.8	1,634.2	1,634.2
Working capital loans	5,239.8	1,926.1	579.1	–	7,745.0	7,745.0
Credit cards	116.2	39.6	3.3	2.4	161.4	161.4
Overdrafts	125.3	31.1	7.0	5.2	168.7	168.7
Total	21,520.9	7,026.0	3,747.8	1,867.5	34,162.2	34,158.1

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(3)	Reflects Banco de Bogotá consolidated figures, which include BAC Credomatic’s operations.

Consumer loans

Our consumer loan portfolio consists of personal loans, automobile and other vehicle loans, credit cards, overdrafts, loans funded by development banks, and general purpose loans. Personal loans consist primarily of payroll loans. A payroll loan is a short- or medium-term loan, where payments are deducted directly from an employer’s salary.

The following tables present our consumer loan portfolio at September 30, 2011 and December 31, 2010.

	At September 30, 2011
	Grupo Aval entities					Grupo Aval Consolidated (2)(4)
	Banco de Bogotá(4)	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)(4)
	(in Ps billions)
Personal loans	3,830.9	1,063.9	5,166.5	1,925.8	11,987.1	11,987.1
Automobile and other vehicle loans	1,423.5	1,021.3	16.7	–	2,461.6	2,461.6
Credit cards	3,421.6	464.9	70.3	191.6	4,148.3	4,148.3
Overdrafts	63.6	14.3	1.6	2.3	81.9	81.9
Loans funded by development banks	–	–	0.2	–	0.2	0.2
General purpose loans	–	152.3	4.8	–	157.2	157.2
Working capital loans	–	–	–	–	–	–
Total(3)	8,739.7	2,716.7	5,260.1	2,119.7	18,836.2	18,836.2

	At December 31, 2010
	Grupo Aval entities					Grupo Aval Consolidated (2)(4)
	Banco de Bogotá(4)	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)(4)
	(in Ps billions)
Personal loans	3,045.9	841.7	4,554.5	1,800.9	10,243.0	10,243.0
Automobile and other vehicle loans	1,320.9	879.6	19.3	–	2,219.9	2,219.9
Credit cards	3,275.9	420.4	69.9	162.2	3,928.5	3,928.5
Overdrafts	34.6	8.3	3.2	1.5	47.7	47.7

	At December 31, 2010
	Grupo Aval entities					Grupo Aval Consolidated (2)(4)
	Banco de Bogotá(4)	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)(4)
	(in Ps billions)
Loans funded by development banks	–	–	–	–	–	–
General purpose loans	–	147.6	3.6	–	151.2	151.2
Working capital loans	35.0	–	–	–	35.0	35.0
Total(3)	7,712.3	2,297.7	4,650.5	1,964.7	16,625.2	16,625.2

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(3)	Includes microcredit loans.

(4)	Reflects Banco de Bogotá consolidated figures, which include BAC Credomatic’s operations.

Mortgages

Banco AV Villas offers loans to customers for the purchase of real estate secured by mortgages. We have decided to limit our exposure in the mortgage loans business, as we believe the Colombian legal framework does not always provide for adequate and efficient mortgage debtor collection. As a result, Banco AV Villas is our only bank that currently offers mortgage loans, and we have implemented strict underwriting standards: we do not offer mortgage loans in amounts greater than 70% of the value of the property to be purchased, and with maturities of between five and fifteen years. The average maturities at September 30, 2011 and December 31, 2010 were 122 and 117 months, respectively. Borrowers must also meet certain minimum income levels, and payments may not exceed 30% of the borrower’s monthly income. As a result, our average loan-to-value ratio was 41.9% at September 30, 2011 and 39.6% at December 31, 2010.

Financial leases

Pursuant to Law 1328 of 2009, also referred to as the “financial reform law,” commercial banks are permitted to offer leasing products. In 2010, to take advantage of our banks’ lower cost of funding, wider distribution network and centralized administration, we merged the majority of our leasing subsidiaries with our banks. Prior to 2010, our banks offered leasing products through independent subsidiaries.

The following tables present our leasing portfolio at September 30, 2011 and December 31, 2010.

	At September 30, 2011
	Grupo Aval entities					Grupo Aval consolidated (2)(3)
	Banco de Bogotá(3)	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)(3)
	(in Ps billions)
Commercial leases	1,371.9	2,930.1	228.8	–	4,530.8	4,491.4
Consumer leases	62.1	6.7	18.4	–	87.2	87.2
Total	1,433.9	2,936.8	247.2	–	4,617.9	4,578.6

	At December 31, 2010
	Grupo Aval entities					Grupo Aval consolidated (2)
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)
	(in Ps billions)
Commercial leases	962.2	2,544.5	206.9	–	3,713.5	3,713.5
Consumer leases	10.1	4.6	17.6	–	32.3	32.3
Total	972.3	2,549.1	224.5	–	3,745.9	3,745.9

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(3)	Reflects Banco de Bogotá consolidated figures, which include BAC Credomatic’s operations.

Credit cards

We provide credit card services to our bank customers through the Visa and MasterCard networks. The following table presents the number of active issued credit cards of our banks at the dates indicated.

	Active issued credit cards
Bank	September 30, 2011	December 31, 2010
Banco de Bogotá	526,684	513,207
Banco de Occidente	408,009	394,007
Banco Popular	64,304	65,058
Banco AV Villas	182,233	142,668
Total Colombian active issued credit cards(1)	1,181,230	1,114,940

(1)
BAC Credomatic had approximately 1,011,000 and 1,038,000 credit card accounts in Central America at December 31, 2010 and September 30, 2011, respectively. See “—BAC Credomatic—BAC Credomatic operations—Lending activities—Credit cards.”

Deposit-taking activities

Deposits

Our banks offer traditional deposit services and products, including checking accounts, savings accounts, time deposits and other deposits. Checking accounts (also referred to as demand deposits) bear no interest. Checking accounts and savings accounts are payable on demand, although a significant portion of these accounts tend to be stable in amount over time. Time deposits typically have a maturity up to 12 months and earn interest at a fixed rate.

The following tables present our deposits by product type at the dates indicated.

	At September 30, 2011
	Banco de Bogotá(4)	Banco de Occidente	Banco Popular	Banco AV Villas	Aggregate (1)(4)	Consolidated (3)(4)
	(in Ps billions)
Checking accounts	10,617.3	4,099.9	1,324.5	508.1	16,549.8	16,535.6
Savings accounts	13,948.3	5,801.0	5,929.5	2,887.1	28,565.9	26,792.9
Time deposits (CDs)	14,363.4	3,187.8	2,110.9	2,150.0	21,812.0	21,800.0
Other deposits	408.0	173.5	86.3	33.9	701.7	701.7
Total(2)	39,337.0	13,262.2	9,451.2	5,579.0	67,629.4	65,830.3

	At December 31,
	Banco de Bogotá		Banco de Occidente		Banco Popular		Banco AV Villas		Aggregate(1)		Consolidated(3)
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	(in Ps billions)
Checking accounts	11,004.6	5,167.1	5,301.5	4,426.1	1,270.6	1,170.9	513.3	388.3	18,089.9	11,152.4	18,052.4	11,140.5
Savings accounts	13,653.7	9,729.5	4,436.1	4,434.0	5,497.9	5,050.9	2,598.5	2,275.7	26,186.2	21,490.1	26,021.2	21,313.7
Time deposits (CDs)	12,774.7	9,137.5	2,463.7	3,219.2	1,460.1	2,030.4	1,921.8	1,758.0	18,620.2	16,145.1	18,615.0	16,144.2
Other deposits	559.3	347.9	240.2	228.9	119.6	129.4	61.6	50.3	980.6	756.5	980.6	750.1
Total(2)	37,992.3	24,382.0	12,441.4	12,308.2	8,348.1	8,381.6	5,095.1	4,472.2	63,876.9	49,544.1	63,669.3	49,348.5

(1)	Reflects aggregated amounts of our banking subsidiaries.

(2)	Interbank deposits have been excluded.

(3)	Includes eliminations for intercompany or intra-group operations between Grupo Aval subsidiaries.

(4)	Reflects Banco de Bogotá consolidated figures, which include BAC Credomatic’s operations.

Treasury operations

Our banks’ treasury departments are responsible for managing their proprietary trading activities, liquidity and distribution of treasury services and products to customers and are focused on fixed income securities, foreign exchange transactions and derivatives. Our banks’ proprietary trading activities include fixed income trading, derivatives and foreign exchange operations. We do not have any proprietary trading activities in equities and each of our banks have implemented trading activities policies. Our banks also accept deposits from financial institutions as part of their treasury operations. These deposits are represented by certificates of interbank deposit, or “CDIs,” and earn interest at the interbank deposit rate. Banco de Bogotá and Banco de Occidente have active treasury operations, while Banco Popular and Banco AV Villas have small treasury operations.

Distribution

Our banks provide services and products to their customers through our network. Each of our banks manages its own distribution network. In 1998, we created the Red de Grupo Aval network which allows customers of any of our banks to make transfers, payments and undertake other basic banking functions in the networks of our other banks, through traditional channels and electronic networks, with results posting in real time to the accountholder’s bank with no additional fees. Red de Grupo Aval network services vary for each channel.

The following chart shows the distribution channels of our network.

Distribution channel	Description
Full-service branches
We had 1,255 full-service branches at September 30, 2011. Red de Grupo Aval network service points across our banks allow our bank customers to perform check cashing, deposits, savings account withdrawals, loan and credit card payments, transfers and advances at any of our branches.

ATMs and electronic service points
We had 2,512 ATMs and 521 other electronic service points (non-cash dispensing teller machines) at September 30, 2011. Through our ATMs and electronic service points, all of our bank customers can, among other services, consult their balances, execute loan and credit card payments, transfers and advances, and pay for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Distribution channel	Description
Payment collection centers (Centros de pagos)
We had 168 payment collection centers at September 30, 2011, which allow our customers to pay for certain third-party services where we have a payment collection agreement in place (such as utility service companies).

Non-banking correspondents (Corresponsales no bancarios)
We had 2,763 non-banking correspondents at September 30, 2011. Our banks enter into agreements with various third parties, including convenience store owners, to provide all of our bank customers with certain services which can include checking and savings account withdrawals, account balance consultation, loan and credit card payments, transfers and advances, and payments for certain third-party services where we have a payment collection agreement in place with such third-party (such as utility service companies).

Automated telephone banking, mobile banking and online banking
Through our banks’ websites, mobile banking services (except for Banco Popular, which does not currently provide mobile banking) and automated telephone banking, customers may pay loan and credit card balances, make transfers between accounts and make payments for collection agreements originated in any of our banks. In addition, for customers who have bank accounts with one or more of our banks, our website (www.grupoaval.com) allows for simultaneous consultation of balances and transactions from a single portal.

The following map presents our banks’ points of service across the principal regions of Colombia, at December 31, 2009, 2010 and September 30, 2011.

Total			Colombia
	2009	2010	Sept 2011
Branches	1,180	1,209	1,255
ATMs	2,340	2,391	2,512
Other points of service	916	4,765	3,452
Total points of service	4,436	8,365	7,219

Region			Northwestern
	2009	2010	Sept 2011
Branches	190	192	201
ATMs	347	355	365
Other points of service	119	153	202
Total points of service	656	700	768

Region			Central
	2009	2010	Sept 2011
Branches	583	607	622
ATMs	1,113	1,133	1,206
Other points of service	495	2,955	2,008
Total points of service	2,191	4,695	3,836

Region			Bogotá
	2009	2010	Sept 2011
Branches	358	375	378
ATMs	644	658	691
Other points of service	324	2,790	1,799
Total points of service	1,326	3,823	2,868

Region			Southwestern
	2009	2010	Sept 2011
Branches	207	207	217
ATMs	423	434	453
Other points of service	153	836	681
Total points of service	783	1,477	1,351

Region (Including San Andrés Island)			North
	2009	2010	Sept 2011
Branches	147	150	156
ATMs	350	360	372
Other points of service	118	754	484
Total points of service	615	1,264	1,012

Region			Eastern
	2009	2010	Sept 2011
Branches	41	40	44
ATMs	69	71	74
Other points of service	29	65	74
Total points of service	139	176	192

Region			South
	2009	2010	Sept 2011
Branches	12	13	15
ATMs	38	38	42
Other points of service	2	2	3
Total points of service	52	53	60

Source: Grupo Aval

Note: Other points of service include non-banking correspondents including our Red Cerca operations, (corresponsales no bancarios) or CNBs, electronic service points (agilizadores electrónicos) and payment collection centers (centros de pago).

The following table presents transaction volumes through our branches and ATMs at September 30, 2011 and December 31, 2010 and 2009.

	Transactions			% of total transactions
	At September 30,	At December 31,		At September 30,	At December 31,
Grupo Aval	2011	2010	2009	2011	2010	2009
	(in thousands)
Branches	186,484	240,178	236,532	36.2	37.2	40.0
ATMs	97,295	122,556	118,588	18.9	19.0	20.1
Other	28,672	22,017	14,640	5.6	3.4	2.5
Total service points	312,452	384,752	369,760	60.7	59.6	62.6

The following table presents transaction volumes for online banking, mobile banking and automated telephone banking channels which, pursuant to our growth strategy, are expected to grow on an annual basis relative to total transactions, at September 30, 2011 and December 31, 2010 and 2009.

	Transactions			% of total transactions
	At September 30,	At December 31,		At September 30,	At December 31,
Grupo Aval	2011	2010	2009	2011	2010	2009
	(in thousands)
Online banking	185,175	237,183	198,800	36.0	36.8	33.7
Mobile banking	6,924	7,583	4,640	1.3	1.2	0.8
Automated telephone banking	10,275	15,505	17,557	2.0	2.4	3.0
Total	202,374	260,272	220,997	39.3	40.4	37.4

In 2010, a total of 13.8 million messages were sent through our mobile phone banking system, an increase of approximately 152.0% as compared to 2009. In 2009, a total of 5.5 million messages were sent through our mobile phone banking system.

Our call centers provide our customers with assistance relating to bank services and products, information updates, service-related complaints, payment or account linkages, and credit card blockage. Our call centers are also used for telemarketing, collection of past due loans and customer loyalty initiatives. In 2010, the number of inbound calls to our call centers was 7.3 million, and the number of outbound calls was 29.5 million. In 2009, the number of inbound calls to our call centers was 8.2 million, and the number of outbound calls was 27.6 million.

Banco de Bogotá

Banco de Bogotá is Colombia’s oldest financial institution and the second largest bank in the country based on net income, with a market share of 14.0% of deposits and 13.3% of loans at September 30, 2011.

At and for the nine-month period ended September 30, 2011 and the year ended December 31, 2010, Banco de Bogotá had total assets of Ps 64,675.2 billion and Ps 59,346.6 billion, respectively and net income of Ps 775.8 billion and Ps 914.9 billion, respectively.

Banco de Bogotá is a full-service bank with nationwide coverage and a comprehensive portfolio of services and products, distributed through a network of 12.8% of branches and 9.5% of ATMs in Colombia at June 30, 2011. While Banco de Bogotá serves all market segments, it has a leading presence in commercial loans historically, with a particular focus on large corporations and a market share of 18.0% for commercial loans at September 30, 2011. Following its 2006 acquisition of Megabanco, Banco de Bogotá expanded its consumer banking business and now has a market share of 8.9% for consumer loans as of September 30, 2011. Banco de Bogotá’s ROAE of 20.0% and 24.9% and efficiency ratios of 52.0% and 40.1% for the nine-month period ended September 30, 2011 and the year ended December 31, 2010, respectively, make it one of the most profitable and efficient banks in Colombia.

Ownership

The following table presents the share ownership structure of Banco de Bogotá at September 30, 2011.

Banco de Bogotá ownership
(in percentages)
Grupo Aval	64.7
Mr. Sarmiento Angulo (additional beneficial ownership)	9.6
Subtotal	74.3
Other investors(1)	13.3
General public	12.4
Total	100.0

(1)	Based on publicly available information, we have identified a group of investors who have maintained ownership of record of at least one percent in Banco de Bogotá over a significant period of time.

History

Founded in 1870, Banco de Bogotá is the oldest and second-largest financial institution in Colombia. In 1922, it opened its first branch outside of Bogotá. Throughout the 1920s, Banco de Bogotá’s network outside Bogotá expanded, due in part to a series of acquisitions. In 1967, Banco de Bogotá opened its first office in Panama; in 1974, it opened a branch office in New York City; and in 1977, it founded Banco de Bogotá Trust Company (subsequently sold). In 1980, Banco de Bogotá Trust Company established Banco de Bogotá International Corporation, an affiliate in Miami, Florida. The New York City branch office and the Miami affiliate were subsequently converted into agencies. Banco de Bogotá was reorganized in 1988 following the acquisition of a majority ownership interest by Mr. Sarmiento Angulo, Grupo Aval’s chairman and majority shareholder, earlier that year. Porvenir was formed in 1991 and began its operations as a severance fund manager. In 1992, Banco de Bogotá completed a merger with Bancomercio. In 1998, Mr. Sarmiento Angulo contributed a majority of his Banco de Bogotá ownership interest to Grupo Aval. In 2006, Banco de Bogotá acquired and merged with Megabanco, which expanded its services for lower income consumers. In May 2010, Banco de Bogotá completed the merger of its wholly-owned subsidiary, Leasing Bogotá, which allows it to perform leasing operations. In December 2010, Banco de Bogotá acquired BAC Credomatic.

Corficolombiana was founded in 1959 as an affiliate of Banco de Bogotá. Since 1997, it has acquired and merged with seven financial institutions in Colombia. In 2005, Corficolombiana completed its most recent merger, with Corfivalle, which resulted in Corficolombiana becoming the largest financial corporation in the country based on total assets. Following this merger, Corficolombiana transferred its loan portfolio to Banco de Bogotá to focus on its investment business.

As part of the government’s public auction of Megabanco, on June 21, 2006, Megabanco and FOGAFIN entered into an assumption of legal contingencies agreement, whereby FOGAFIN committed to assume up to 80% of the losses and expenses derived from legal contingencies against Megabanco, related to matters arising prior to the date of acquisition or discovered within 24 months of the acquisition of Megabanco. The guarantees will be effective up to the date in which all the covered legal contingencies conclude.

Business overview and operations

In addition to deposits and loans, Banco de Bogotá offers its enterprise customers a broad range of services and products focused on cash management, collection solutions and payment solutions, namely tax and customs services, consignment services, online and bar code collection, web services, credit card collection, electronic collection, automatic debit, third-party electronic payments, programmed service payments, social security payments and prepaid cards. Banco de Bogotá also performs various services in connection with customers’ import/export activities, including general purpose loans, foreign exchange services, documentation services and guarantees. For individual customers, it offers general purpose loans, auto financing, payroll loans, credit cards and different deposit and basic treasury products.

The following chart presents Banco de Bogotá’s principal subsidiaries as of September 30, 2011 following the acquisition of BAC Credomatic on December 9, 2010.

Source: Banco de Bogotá data at September 30, 2011.

(1)	The remaining shares of Casa de Bolsa are held 7.9% by Banco de Occidente, 25.8% by Banco Popular and 4.5% by other related individuals or entities.

(2)
The ownership in Porvenir includes the shares that Banco de Bogota owns directly (35.3%) and indirectly through Fidubogotá (11.6%). The remaining shares of Porvenir are held by Grupo Aval and Banco de Occidente and its subsidiaries.

(3)
The remaining shares of Corficolombiana are 18.9% owned by Grupo Aval entities, 2.6% by funds managed by Porvenir, 12.1% by other investors who have maintained ownership of record of at least one percent in Corficolombiana over a significant period of time, and 28.9% by the general public.

Enterprise customers

Banco de Bogotá’s enterprise customers are classified as follows: very large corporations, with annual incomes in excess of Ps 50 billion; large corporations, with annual incomes of between Ps 8 billion and Ps 50 billion; public sector customers and cooperative institutions; small- and medium-size enterprises, with revenues of between Ps 0.5 billion and Ps 8 billion; and very small businesses, with revenues under Ps 0.5 billion. Banco de Bogotá’s primary focus is on very large corporations, large corporations, public sector customers and cooperative institutions, which represented 71.0% of its total loan portfolio at September 30, 2011 on an unconsolidated basis.

At September 30, 2011, Banco de Bogotá had a total of approximately 156,200 enterprise customers, an increase of 36.5% over the approximately 114,400 enterprise customers at December 31, 2010 on an unconsolidated basis. The following table presents the number of Banco de Bogotá’s enterprise customers at the dates indicated on an unconsolidated basis.

	At September 30,	At December 31,
	2011	2010	2009
	(in thousands)
Very large corporations, large corporations and public sector customers and cooperative institutions	11.5	6.9	6.9
Small- and medium-size enterprises	22.7	20.1	20.5
Very small businesses	32.8	29.9	30.5
Other(1)	89.1	57.5	54.0
Total	156.1	114.4	111.9

(1)	Includes education institutes, civic associations, museums, sports leagues, religious institutions and others.

Individual customers

Banco de Bogotá’s individual customers are classified as follows: preferential customers, with annual incomes in excess of ten times the annual minimum wage of Ps 6,180,000; high net-worth customers, with annual incomes of between six and ten times the minimum wage; individual customers, with annual incomes of between two and six times the minimum wage; and low-income customers, with annual incomes of under two times the minimum wage. Banco de Bogotá’s individual customer strategy is to focus on preferential customers, who represented 3.5% of the total customer base and 3.0% of its loan portfolio at September 30, 2011 on an unconsolidated basis.

At September 30, 2011, the bank had a total of approximately 2,970,400 individual customers, an increase of 5.8% over the approximately 2,807,600 individual customers at December 31, 2010 on an unconsolidated basis.

The following table presents the number of individual customers that Banco de Bogotá served, at the dates indicated on an unconsolidated basis.

	At September 30,	At December 31,
	2011	2010	2009
	(in thousands)
Preferential individual customers	110.7	103.6	84.5
Other individual customers	2,859.7	2,704.1	2,495.1
Total	2,970.4	2,807.6	2,579.6

Lending activities

The following table presents Banco de Bogotá’s loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2011 vs. December 31, 2010
	2011(1)	2010(1)	2009	#	%
	(in Ps billions)
Commercial	23,856.3	21,520.9	15,378.2	2,335.4	10.9
Consumer	8,739.7	7,712.3	3,350.2	1,027.4	13.3
Microcredit	225.1	198.5	213.0	26.6	13.4
Mortgages	3,369.1	3,144.5	52.3	224.6	7.1
Financial leases	1,433.9	972.3	682.3	461.6	47.5
Total	37,624.2	33,548.5	19,676.0	4,075.7	12.1

(1)	Reflects Banco de Bogotá consolidated figures, which include BAC Credomatic’s operations.

Commercial loans

Banco de Bogotá’s commercial loan portfolio consists of general purpose loans, loans funded by development banks, working capital loans, credit cards and overdrafts.

The following table presents Banco de Bogotá’s commercial loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2011 vs. December 31, 2010
	2011(1)	2010(1)	2009	#	%
	(in Ps billions)
General purpose loans	16,047.7	15,144.7	7,987.4	903.0	6.0
Loans funded by development banks	915.7	894.9	832.8	20.8	2.3
Working capital loans	6,527.2	5,239.8	6,365.5	1,287.4	24.6
Credit cards	134.9	116.2	121.0	18.7	16.1
Overdrafts	230.8	125.3	71.6	105.5	84.2
Total	23,856.3	21,520.9	15,378.2	2,335.4	10.9

(1)	Reflects Banco de Bogotá consolidated figures, which include BAC Credomatic’s operations.

Consumer loans

Banco de Bogotá’s consumer loan portfolio consists of personal loans, automobile and other vehicle loans, credit cards and overdrafts.

The following table presents Banco de Bogotá’s consumer loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2011 vs. December 31, 2010
	2011(1)	2010(1)	2009	#	%
	(in Ps billions)
Credit cards	3,421.6	3,275.9	704.1	145.7	4.4
Personal loans	3,830.9	3,045.9	2,036.0	785.0	25.8
Automobile and other vehicle loans	1,423.5	1,320.9	574.8	102.6	7.8
Overdrafts	63.6	34.6	35.2	29.0	84.0
Working capital loans	–	35.0	–	(35.0)	(100.0)
Total	8,739.7	7,712.3	3,350.2	1,027.4	13.3

(1)	Reflects Banco de Bogotá consolidated figures, which include BAC Credomatic’s operations.

Financial leases

Banco de Bogotá had Ps 1,433.9 billion and Ps 972.3 billion of financial leasing assets at September 30, 2011 and December 31, 2010, respectively, on a consolidated basis.

Leasing Corficolombiana, Corficolombiana’s leasing subsidiary, had Ps 488.4 billion and Ps 427.6 billion of financial leasing assets at September 30, 2011 and December 31, 2010 respectively, and Ps 9.8 billion and Ps 13.1 billion of net income for the nine-month period ended September 30, 2011 and the year ended December 31, 2010, respectively. Corficolombiana is a subsidiary of Banco de Bogotá.

Deposit-taking activities

Banco de Bogotá offers customers checking accounts, savings accounts, time deposits (CDs) and other deposits as described in the table below.

The following table presents a breakdown of Banco de Bogotá’s deposits by product type at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2011 vs. December 31, 2010
	2011(1)	2010(1)	2009	#	%
	(in Ps billions)
Checking accounts	10,617.3	11,004.6	5,167.1	(387.3)	(3.5)
Savings accounts	13,948.3	13,653.7	9,729.5	294.6	2.2
Time deposits	14,363.4	12,774.7	9,137.5	1,588.7	12.4
Other deposits	408.0	559.3	347.9	(151.3)	(27.0)
Total	39,337.0	37,992.3	24,382.0	1,344.7	3.5

(1)	Reflects Banco de Bogotá consolidated figures, which include BAC Credomatic’s operations.

Treasury operations

Banco de Bogotá’s treasury operations are focused on fixed income securities, foreign exchange transactions and derivatives. Derivatives transactions include basic coverage such as forwards, options and swaps.

Since 2008, Banco de Bogotá is active in the Colombian futures market, with futures operations in securities and exchange rate indexes.

For additional information, see “Operating and Financial Review and Prospects—Liquidity and capital resources—Funding.”

Distribution

The following map presents Banco de Bogotá’s points of service across the principal regions of Colombia at September 30, 2011 and December 31, 2009 and 2010.

Region			Colombia
	2009	2010	Sept 2011
Branches	616	615	624
ATMs	962	964	991
Other points of service	204	264	295
Total points of service	1,782	1,843	1,910

Region			Northwestern
	2009	2010	Sept 2011
Branches	110	109	110
ATMs	179	178	178
Other points of service	22	42	45
Total points of service	311	329	333

Region			Central
	2009	2010	Sept 2011
Branches	309	312	311
ATMs	474	477	498
Other points of service	120	137	166
Total points of service	903	926	975

Region			Bogotá
	2009	2010	Sept 2011
Branches	175	176	174
ATMs	256	259	266
Other points of service	90	105	131
Total points of service	521	540	571

Region			Southwestern
	2009	2010	Sept 2011
Branches	88	85	89
ATMs	145	145	146
Other points of service	34	48	48
Total points of service	267	278	283

Region (Including San Andrés Island)			North
	2009	2010	Sept 2011
Branches	75	75	78
ATMs	117	116	118
Other points of service	22	30	29
Total points of service	214	221	225

Region			Eastern
	2009	2010	Sept 2011
Branches	29	28	29
ATMs	40	41	42
Other points of service	6	7	7
Total points of service	75	76	78

Region			South
	2009	2010	Sept 2011
Branches	5	6	7
ATMs	7	7	9
Other points of service	–	–	–
Total points of service	12	13	16

Source: Banco de Bogotá Colombian operations.

Note: Other points of service include non-banking correspondents (corresponsales no bancarios), electronic service points (agilizadores electrónicos) and collection centers (centros de pago).

Banco de Bogotá has network concentration of approximately 51.0% in Colombia’s central region, of which Bogotá represents approximately 29.9%. Banco de Bogotá has market share of approximately 12.8% of branches and approximately 9.5% of ATMs at June 30, 2011 (the latest date for which branch and ATM information is available for certain of our principal competitors).

The following table presents transaction volumes through Banco de Bogotá’s physical distribution channels in Colombia at the dates indicated.

	Transactions			% of total transactions
	At September 30,	At December 31,		At September 30,	At December 31,
Banco de Bogotá	2011	2010	2009	2011	2010	2009
	(in thousands)
Branches	96,679	128,322	126,912	45.1	46.5	48.9
ATMs	31,127	39,374	37,526	14.5	14.3	14.5
Other	6,039	8,643	8,086	2.8	3.1	3.1
Total	133,846	176,340	172,524	62.5	63.9	66.4

The following table presents transaction volume for online banking, mobile banking and automated telephone banking channels in Colombia at the dates indicated.

	Transactions			% of total transactions
	At September 30,	At December 31,		At September 30,	At December 31,
Banco de Bogotá	2011	2010	2009	2011	2010	2009
	(in thousands)
Online banking	74,453	90,527	80,080	34.8	32.8	30.8
Mobile banking	401	411	222	0.2	0.1	0.1
Automated telephone banking	5,431	8,530	6,865	2.5	3.1	2.6
Total	80,285	99,469	87,167	37.5	36.1	33.6

Other services and products

In addition to the banking services and products offered pursuant to its strategy, Banco de Bogotá also offers the following other services and products:

•
fiduciary services including portfolio management, collateral and payment services for project finance, and real estate escrow services through its 95.0% direct ownership interest in Fidubogotá, the second-largest fiduciary in Colombia as measured by net income and the third-largest as measured by assets under management at September 30, 2011;

•	merchandise storage and deposit, customs agency, cargo management and merchandise distribution, through its subsidiary Almaviva;

•	brokerage services, fund management, portfolio management, securities management, and capital markets consulting services through its 22.8% direct ownership interest in Casa de Bolsa;

•
pension fund administration through Porvenir, by which Banco de Bogotá is the leading pension fund administrator in Colombia, as measured by number of customers, assets under management, ROAE and profitability at September 30, 2011;

•	Central American banking operations through BAC Credomatic; and

•
investment banking, treasury and private banking services through Corficolombiana, the largest merchant bank and financial corporation in Colombia as measured by assets. Private banking services are also provided directly by Banco de Bogotá since 2003.

In 2009, through its bancassurance line, Banco de Bogotá began offering unemployment insurance for its loans, through which the insurer provides coverage for the first six months of missed payments. Banco de Bogotá intends to expand its bancassurance offerings over the next few years.

Banco de Occidente

Banco de Occidente is the fifth-largest bank in Colombia, with market shares of 6.8% of deposits and 7.4% of loans at September 30, 2011.

Banco de Occidente focuses on enterprise customers, state-owned entities and retail customers and has a diversified revenue stream. For the nine-month period ended September 30, 2011, its loan portfolio was distributed as follows: approximately 22.0% in consumer and auto lending; approximately 57.9% in corporate and public sector lending; and approximately 20.1% in SMEs. Banco de Occidente had market shares of 7.7% of commercial loans and 5.1% of consumer loans at September 30, 2011.

Historically, Banco de Occidente has had a market share of approximately 14.5% of checking accounts for the past five years. Additional areas of focus for future growth include low-risk consumer loan services and products such as payroll loans and loans to government agencies. Banco de Occidente’s ROAE was 17.1% for 2010 and 16.7% for the nine-month period ended September 30, 2011.

Ownership

The following table presents the share ownership structure of Banco de Occidente at September 30, 2011.

Banco de Occidente ownership
(in percentages)
Grupo Aval	68.2
Corficolombiana(1)	4.0
Mr. Sarmiento Angulo (additional beneficial ownership)	13.3
Subtotal	85.5
Other investors(2)	5.4
General public	9.1
Total	100.0

(1)
Corficolombiana held an additional 4.0% beneficial interest in Banco de Occidente at September 30, 2011, due to the merger of Leasing de Occidente into Banco de Occidente in June 2010. These shares are expected to be sold in open-market transactions through the Colombian Stock Exchange.

(2)
Based on publicly available information, we have identified a group of investors who have maintained ownership of record of at least one percent in Banco de Occidente over a significant period of time.

History

Founded in 1965 in Cali, Colombia, Banco de Occidente was acquired by Mr. Sarmiento Angulo in 1971. In 1976, Banco de Occidente launched the “Credencial” credit card, which was initially conceived and operated as an independent credit card system but which now operates under the Visa and MasterCard franchises.

Banco de Occidente (Panama) was established in 1982. Fiduciaria de Occidente was founded in 1991 and provides financial services focused in the southwest of Colombia. Banco de Occidente acquired and merged Banco

Aliadas and Banco Unión into its operations in 2005 and 2006, seeking to strengthen its automobile finance and high-end consumer loan business, as well as to expand to other regions of Colombia.

On September 22, 2011, Banco de Occidente raised Ps 200,000 million (U.S.$106 million) in an equity offering of 6,060,606 ordinary shares. Grupo Aval subscribed for Ps 149,639 million (U.S.$80 million) of shares, and our ownership in Banco de Occidente increased slightly to 68.2% from 68.0%.

Business overview and operations

Banco de Occidente offers a comprehensive services and product portfolio, including a broad range of loan and leasing services and products. It serves enterprise customers with a focus on large- and medium-sized companies, and consumers with medium- to high-income levels. Banco de Occidente also offers its customers an extensive range of services focused on collection and payment solutions, such as: tax payment and customs services, consignment services, online and bar code collection, web services, credit card collection, electronic collection, automatic debit, third-party electronic payments, programmed service payments, social security payments and prepaid cards. Banco de Occidente also performs various services in connection with customers’ import/export activities, including foreign exchange services, documentation services and guarantees.

The following chart presents Banco de Occidente’s principal subsidiaries at September 30, 2011.

Source: Company data at September 30, 2011.

(1)	Remaining shares held 35.0% by Fiduciaria de Occidente and 19.9% by Corficolombiana.

Enterprise customers

Banco de Occidente’s enterprise customers are classified as follows: very large corporations, with annual incomes in excess of Ps 60 billion; large corporations, with annual incomes of between Ps 15 billion and Ps 60 billion; medium-size businesses, with annual incomes of between Ps 5.5 billion and 15 billion; small businesses, with annual incomes of between Ps 0.5 billion and Ps 5.5 billion; and public sector institutions. Banco de Occidente’s focus is on very large and large corporations, which represented approximately 50.6% of its loan portfolio at September 30, 2011.

At September 30, 2011, Banco de Occidente had approximately 61,500 enterprise customers, an increase of approximately 2.3% over the approximately 60,100 enterprise customers at December 31, 2010.

The following table presents Banco de Occidente’s enterprise customers at the dates indicated.

	At September 30,	At December 31,
	2011	2010	2009
	(in thousands)
Very large corporations	1.9	1.5	1.3
Large corporations	4.5	4.5	3.3
Medium-size businesses	6.3	6.0	12.9
Small businesses	47.3	46.7	37.8
Public sector institutions	1.5	1.4	1.3
Total	61.5	60.1	56.6

Individual customers

Banco de Occidente’s individual customers are classified as follows: preferential customers, with annual incomes in excess of 43 times the annual minimum wage of Ps 6.2 million in 2010; high net-worth individuals, with annual incomes of between six and 43 times the annual minimum wage; mass-market and microfinance individuals, with annual incomes of between 1.5 and six times the annual minimum wage and microfinance businesses, with annual incomes of under Ps 0.5 billion. Banco de Occidente’s individual customer strategy is to focus on high net-worth individuals.

At September 30, 2011, Banco de Occidente had a total of approximately 440,800 individual customers, an increase of approximately 3.6% over the approximately 425,300 individual customers at the end of 2010.

The following table presents the number of individual customers that Banco de Occidente served at the dates indicated.

	At September 30,	At December 31,
	2011	2010	2009
	(in thousands)
Preferential customers	3.3	2.4	2.2
High net-worth individuals	102.4	89.4	106.2
Mass-market, microfinance individuals and microfinance businesses	335.1	333.5	326.4
Total	440.8	425.3	434.8

Lending activities

The following table presents Banco de Occidente’s loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2011 vs. December 31, 2010
	2011	2010	2009	#	%
	(in Ps billions)
Commercial	8,490.8	7,026.0	6,392.4	1,464.8	20.8
Consumer	2,716.7	2,297.7	2,105.5	419.0	18.2
Microcredit	–	–	–	–	–
Mortgages	–	11.2	11.9	(11.2)	(100.0)
Financial leases	2,936.8	2,549.1	2,336.7	387.7	15.2
Total	14,144.3	11,884.0	10,846.5	2,260.3	19.0

Commercial loans

Banco de Occidente’s commercial loan portfolio consists of general purpose loans, loans funded by development banks, working capital loans, credit cards and overdrafts.

The following table presents Banco de Occidente’s commercial loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2011 vs. December 31, 2010
	2011	2010	2009	#	%
	(in Ps billions)
General purpose loans	5,620.0	4,601.6	3,406.1	1,018.4	22.1
Loans funded by development banks	415.0	427.6	422.3	(12.6)	(2.9)
Working capital loans	2,332.2	1,926.1	2,486.6	406.1	21.1
Credit cards	44.1	39.6	37.2	4.5	11.4
Overdrafts	79.5	31.1	40.2	48.4	155.6
Total	8,490.8	7,026.0	6,392.4	1,464.8	20.8

Consumer loans

Banco de Occidente’s consumer loan portfolio consists of personal loans, automobile and other vehicle loans, credit cards, overdrafts, general purpose loans and other loans.

The following table presents Banco de Occidente’s consumer loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2011 vs. December 31, 2010
	2011	2010	2009	#	%
	(in Ps billions)
Credit cards	464.9	420.4	403.6	44.5	10.6
Personal loans	1,063.9	841.7	750.8	222.2	26.4
Automobile and other vehicle loans	1,021.3	879.6	805.6	141.7	16.1
Overdrafts	14.3	8.3	10.1	6.0	71.5
Loans funded by development banks	–	–	0.3	–	?
General purpose loans and other loans	152.3	147.6	134.9	4.7	3.2
Total	2,716.7	2,297.7	2,105.5	419.1	18.2

Financial leases

Leasing de Occidente S.A., which was formerly Banco de Occidente’s leasing subsidiary until June 2010 (when it was merged into Banco de Occidente), was the second-largest leasing business in Colombia as measured by assets at the date of the merger. To take advantage of Banco de Occidente’s lower cost of funding, wider distribution network and centralized administration, Leasing de Occidente was merged into Banco de Occidente and Banco de Occidente directly offers leasing products. Upon completion of the merger, our share ownership of Banco de Occidente decreased from 73.2% to 68.0%. Banco de Occidente had Ps 2,936.8 billion of leasing assets at September 30, 2011, an increase of 15.2% over the Ps 2,549.1 billion of leasing assets at December 31, 2010.

Deposit-taking activities

Banco de Occidente has a relatively low cost of funds as a result of its relatively high proportion of deposits held in checking accounts. At September 30, 2011, approximately 32.3% of Banco de Occidente’s deposits were held by customers in checking accounts, as compared to a national banking system average of approximately 17.9% at that date.

Banco de Occidente offers checking accounts, savings accounts, time deposits and other deposits as described in the table below. The following table presents a breakdown of Banco de Occidente’s deposits by product type at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2011 vs. December 31, 2010
	2011	2010	2009	#	%
	(in Ps billions)
Checking accounts	4,099.9	5,301.5	4,426.1	(1,201.6)	(22.7)
Savings accounts	5,801.0	4,436.1	4,434.0	1,364.9	30.8
Time deposits	3,187.8	2,463.7	3,219.2	724.1	29.4
Other deposits(1)	173.5	240.2	228.9	(66.7)	(27.8)
Total	13,262.2	12,441.4	12,308.2	820.8	6.6

(1)	Includes active account portfolios, payroll accounts, funds held in trust, banks and correspondents, special deposits, and temporary deposits held in connection with collection services agreements.

Treasury operations

Banco de Occidente’s treasury operations are focused on fixed income securities, foreign exchange transactions and derivatives. With respect to its derivatives operations, Banco de Occidente mainly provides foreign exchange coverage to its customers and seeks interest rate and foreign exchange coverage for its own assets, especially strategic assets denominated in foreign currency and permanent investments in subsidiaries.

For additional information, see “Operating and Financial Review and Prospects—Liquidity and capital resources—Funding.”

Distribution

The following map presents Banco de Occidente’s points of service across the principal regions of Colombia, at December 31, 2009, 2010 and September 30, 2011.

Total			Colombia
	2009	2010	Sept 2011
Branches	163	176	181
ATMs	152	168	173
Other points of service	99	152	162
Total points of service	414	496	516

Region			Northwestern
	2009	2010	Sept 2011
Branches	28	31	32
ATMs	19	22	23
Other points of service	21	34	37
Total points of service	68	87	92

Region			Central
	2009	2010	Sept 2011
Branches	67	74	76
ATMs	54	63	64
Other points of service	47	70	77
Total points of service	168	207	217

Region			Bogotá
	2009	2010	Sept 2011
Branches	50	54	54
ATMs	36	38	39
Other points of service	38	56	64
Total points of service	124	148	157

Region			Southwestern
	2009	2010	Sept 2011
Branches	41	43	45
ATMs	43	47	49
Other points of service	18	22	21
Total points of service	102	112	115

Region (Including San Andrés Island)			North
	2009	2010	Sept 2011
Branches	23	24	24
ATMs	32	32	33
Other points of service	12	25	25
Total points of service	67	81	82

Region			Eastern
	2009	2010	Sept 2011
Branches	3	3	3
ATMs	3	3	3
Other points of service	1	1	2
Total points of service	7	7	8

Region			South
	2009	2010	Sept 2011
Branches	1	1	1
ATMs	1	1	1
Other points of service	–	–	–
Total points of service	2	2	2

Source:  Banco de Occidente

Note: Other points of service include non-banking correspondents (corresponsales no bancarios), electronic service points (agilizadores electrónicos) and collection centers (centros de pago).

Banco de Occidente has a network concentration of approximately 42.1% in Colombia’s central region and approximately 30.4% in Bogotá at September 30, 2011. Banco de Occidente is also active in the southwestern region of Colombia, in which approximately 22.3% of its distribution network is located. Banco de Occidente has approximately 3.7% market share of branches and approximately 1.6% market share of ATMs at June 30, 2011 (the latest date for which branch and ATM information is available for certain of our principal competitors).

The following table presents transaction volumes through Banco de Occidente’s physical distribution channels at the dates indicated.

	Transactions			% of total transactions
	At September 30,	At December 31,		At September 30,	At December 31,
Banco de Occidente	2011	2010	2009	2011	2010	2009
	(in thousands)
Branches	31,592	37,071	35,060	31.8	33.5	34.5
ATMs	4,441	5,923	6,572	4.5	5.4	6.5
Other	15,991	5,824	1,668	16.1	5.3	1.6
Total	52,024	48,818	43,300	52.4	44.1	42.6

The following table presents transaction volume for online banking, mobile banking and automated telephone banking channels at the dates indicated.

	Transactions			% of total transactions
	At September 30,	At December 31,		At September 30,	At December 31,
Banco de Occidente	2011	2010	2009	2011	2010	2009
	(in thousands)
Online banking	45,210	58,475	52,869	45.5	52.9	52.0
Mobile banking	21	21	15	–	–	–
Automated telephone banking	2,129	3,317	5,502	2.1	3.0	5.4
Total	47,360	61,813	58,386	47.6	55.9	57.4

Other services and products

In addition to the banking services and products offered pursuant to its strategy, Banco de Occidente also offers the following services:

•
fiduciary services, including portfolio management, trust management and fiduciary guarantees through its 95% ownership interest in Fiduciaria de Occidente S.A., the fourth-largest fiduciary in Colombia, as measured by net income and assets under management at September 30, 2011; and

•
deposits and loans in foreign currencies through its 95% ownership interest in Banco de Occidente (Panama) and U.S. dollar and Euro deposits, loans and credit cards through Occidental Bank (Barbados) Limited.

In 2009, through its bancassurance line, Banco de Occidente began offering unemployment insurance for its loans, where the insurer provides coverage for the first six-months of missed payments. Banco de Occidente intends to expand its bancassurance offerings over the next few years.

Banco Popular

Banco Popular is the sixth-largest bank in Colombia, with a market share of 5.0% of loans at September 30, 2011. Banco Popular operates primarily in the consumer and public sector businesses, with operations across all regions of Colombia. Banco Popular is a premier provider of financial solutions to government entities nationwide with a particular strength in public sector deposits and loans, and a significant part of its portfolio consists of payroll loans to public sector employees.

Banco Popular achieved improved returns on its consumer loan portfolio due to its access to payroll deductions for repayment of loans, which has resulted in consumer loans with a substantially lower-risk profile for consumer loans (consumer past due loans of 2.8% compared to a banking system average of 4.5% at September 30, 2011). At and for the nine-month period ended September 30, 2011, Banco Popular had total assets of Ps 14,449.5 billion and net income of Ps 297.8 billion and 183 branches.

Banco Popular’s focus on consumer loans and institutional customers generates a mix of well-diversified and stable sources of revenues which contributed to its status as the most profitable bank among our principal competitors in 2010 and at the nine-month period ended September 30, 2011 with ROAE of 23.8% and 22.5%, respectively.

Banco Popular’s strategy for the future is based on four pillars: (1) increasing participation in payroll loans; (2) further penetrating the medium-size business sector (companies with annual incomes of between Ps 2 billion and Ps 40 billion); (3) maintaining dynamic credit origination with Grupo Aval’s other banking subsidiaries; and (4) continuing to optimize its funding sources, taking advantage of currently low interest rates and longer tenor for the issuance of bonds in Colombia. Banco Popular had issued mortgages in the past but they represent less than 1% of Banco Popular’s loan book. Banco Popular does not target this segment actively.

Ownership

The following table presents the share ownership structure of Banco Popular at September 30, 2011.

Banco Popular ownership
(in percentages)
Grupo Aval	93.7
Mr. Sarmiento Angulo (additional beneficial ownership)	0.5
Subtotal	94.2
Ownership by funds managed by Porvenir	1.1
Other investors and general public(1)	4.7
Total	100.0

(1)	Includes the remaining interest of the Colombian government following privatization.

History

Banco Popular was founded in 1950 as a government-owned entity. It was privatized in 1996 through the sale of approximately 82% of its stock to Popular Investment S.A., an entity beneficially owned by Mr. Sarmiento Angulo. Banco Popular was not integrated into Grupo Aval in 1998 because, among other reasons, at the time Banco Popular had not achieved the same standards of operation as the other Grupo Aval entities and because of contractual limitations set forth in the credit agreements used to finance the acquisition of Banco Popular.

Between 2005 and 2006, Grupo Aval acquired approximately 19% of the shares of Banco Popular through the Colombian Stock Exchange from entities beneficially owned by Mr. Sarmiento Angulo, and in 2006 we assumed control of Banco Popular through a shareholders agreement with the majority shareholder Rendifin S.A. (successor to Popular Investments S.A. and beneficially owned by Mr. Sarmiento Angulo), which currently owns 43.5% of the shares of Banco Popular. The agreement automatically terminates if Grupo Aval owns more than 50% of the issued and outstanding shares of Banco Popular. In 2006, Rendifin’s shareholders declared that it should be dissolved. Upon liquidation, its shareholding in Banco Popular would be transferred to Rendifin’s shareholders, which are entities beneficially-owned by Mr. Sarmiento Angulo. In 2008, Grupo Aval acquired an additional 12% interest in Banco Popular from the Colombian government and other official entities. Following this acquisition, Grupo Aval’s total ownership in Banco Popular was 30.7%. For a description of Mr. Sarmiento Angulo’s beneficial ownership in Banco Popular and the shareholders’ agreement see “Related Party Transactions—Other transactions with Mr. Sarmiento Angulo and his affiliates.”

Banco Popular share ownership reorganization

On September 20, 2011, Grupo Aval completed its acquisition of additional ownership interests in Banco Popular to increase its direct ownership in Banco Popular to 93.7%, consistent with Mr. Sarmiento’s objective of consolidating ownership in our banking subsidiaries at the Grupo Aval level. The acquisition was undertaken in two tranches with three entities, Rendifin S.A., Popular Securities S.A. and Inversiones Escorial S.A, each of which are beneficially owned by Mr. Sarmiento Angulo.

On January 31, 2011, Grupo Aval entered into an agreement with Rendifin S.A. pursuant to which Grupo Aval agreed to acquire through escisión 43.5% of Banco Popular’s outstanding shares held by Rendifin S.A. in exchange for 2,073,115,004 of our preferred shares at a ratio of 1.6 Banco Popular share per Grupo Aval preferred share, or the “First Banco Popular Share Ownership Reorganization Transaction.” This transaction was completed on June 23, 2011, and as a result, we increased our direct ownership in Banco Popular to 74.1%.

On April 29, 2011, we entered into a second escisión agreement with Popular Securities S.A. and Inversiones Escorial S.A. to acquire an additional 19.6% of Banco Popular in exchange for 934,669,126, preferred shares at the same ratio of 1.6 Banco Popular share per Grupo Aval preferred share, or the “Second Banco Popular Share Ownership Reorganization Transaction,” which, together with the First Banco Popular Share Ownership Reorganization Transaction, increased our stake to 93.7%. The Second Banco Popular Share Ownership Reorganization Transaction closed on September 20, 2011.

Rothschild de Mexico S.A. de C.V. issued a fairness opinion on January 6, 2011, stating that the exchange ratio of 1.62 Banco Popular shares to one Grupo Aval preferred share is reasonable to Grupo Aval shareholders.

Business overview and operations

Banco Popular is a consumer bank with a comprehensive product portfolio, including a broad range of loan and leasing services and products aimed at specific customer sectors, as described below.

The following chart presents Banco Popular’s principal subsidiaries at September 30, 2011.

Source: Company data at September 30, 2011.

(1)	The remaining28.9% shares of Alpopular are held by Corferias (an entity owned mainly by the Bogotá Chamber of Commerce).

Enterprise customers

Banco Popular’s enterprise customers are classified as follows: very large corporations, incomes in excess of Ps 120 billion; large corporations, with revenues of between Ps 40 billion and Ps 120 billion; medium-size business customers, with revenues of between Ps 2 and Ps 40 billion; and public sector entities.

At September 30, 2011, Banco Popular had a total of approximately 7,200 corporate and public sector customers, an increase of approximately 7.5% over approximately 6,700 corporate and public sector customers at December 31, 2010. The following table presents the number of Banco Popular’s enterprise customers at the dates indicated.

	At September 30,	At December 31,
	2011	2010	2009
	(in thousands)
Very large corporations	0.6	0.5	0.5
Large corporations	0.6	0.5	0.7
Medium-size businesses	3.7	3.5	4.9
Public sector entities	1.4	1.4	1.2
Other	0.9	0.8	0.6
Total	7.2	6.7	7.8
Individual customers

Banco Popular classifies as individual mass-market customers all the individual or corporate customers with an income under Ps 2.0 billion. At September 30, 2011, approximately 53.0% of Banco Popular’s total loan portfolio consisted of payroll loans, which Banco Popular believes allow it to obtain higher returns with less risk of default.

At September 30, 2011, Banco Popular had a total of approximately 2,503,600 individual mass-market customers, an increase of approximately 3.1% over approximately 2,429,200 individual customers at December 31, 2010.

Lending activities

The following table presents Banco Popular’s loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2011 vs. December 31, 2010
	2011	2010	2009	#	%
	(in Ps billions)
Commercial	4,002.9	3,747.8	2,674.4	255.2	6.8
Consumer	5,260.1	4,650.5	4,203.8	609.6	13.1
Microcredit	22.3	27.8	40.8	(5.6)	(20.0)
Mortgages	93.2	101.5	118.8	(8.3)	(8.1)
Financial leases	247.2	224.5	191.1	22.7	10.1
Total	9,625.8	8,752.1	7,228.9	873.6	10.0

Commercial loans

Banco Popular’s commercial loan portfolio consists of general purpose loans, loans funded by development banks, working capital loans, credit cards and overdrafts.

The following table presents Banco Popular’s commercial loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2011 vs. December 31, 2010
	2011	2010	2009	#	%
	(in Ps billions)
General purpose loans	3,259.8	2,959.5	2,066.4	300.3	10.1
Loans funded by development banks	259.8	198.9	215.3	60.9	30.6
Working capital loans	463.4	579.1	380.7	(115.7)	(20.0)
Credit cards	5.4	3.3	3.2	2.1	62.4
Overdrafts	14.5	7.0	8.8	7.5	107.1
Total	4,002.9	3,747.8	2,674.4	255.2	6.8

Consumer loans

Banco Popular’s consumer loan portfolio consists of personal loans, automobile and vehicle loans, credit cards, overdrafts and general purpose loans.

The following table presents Banco Popular’s consumer loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2011 vs. December 31, 2010
	2011	2010	2009	#	%
	(in Ps billions)
Personal loans(1)	5,166.5	4,554.5	4,072.9	612.0	13.4
Automobile and vehicle loans	16.7	19.3	44.5	(2.6)	(13.5)
Credit cards	70.3	69.9	74.9	0.4	0.6
Overdrafts	1.6	3.2	4.3	(1.6)	(48.5)
General purpose loans	4.8	3.6	7.1	1.2	33.6
Loans funded by development banks	0.2	–	–	0.2	–
Total	5,260.1	4,650.5	4,203.8	609.6	13.1

(1)	Payroll loans represented 98.9%, 99.0% and 99.8% of personal loans at September 30, 2011 and December 31, 2010 and 2009, respectively.

Financial leases

Banco Popular had Ps 247.2 billion and Ps 224.5 billion of financial leasing assets at September 30, 2011 and December 31, 2010.

Deposit-taking activities

Banco Popular generates a substantial portion of its deposits through agreements with customers pursuant to which they agree to maintain a certain level of deposits in checking and/or savings accounts in exchange for the performance of services, primarily payment and collection services. These deposits totaled Ps 4,606.9 billion, representing approximately 48.7% of total deposits, at September 30, 2011.

Banco Popular offers customers checking accounts, saving accounts and time deposits.

The following table presents a breakdown of Banco Popular’s deposits by product type at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2011 vs. December 31, 2010
	2011	2010	2009	#	%
		(in Ps billions)
Checking accounts	1,324.5	1,270.6	1,170.9	53.9	4.2
Savings accounts	5,929.5	5,497.9	5,050.9	431.6	7.9
Time deposits	2,110.9	1,460.1	2,030.4	650.8	44.6
Other deposits	86.3	119.6	129.4	(33.3)	(27.8)
Total	9,451.2	8,348.1	8,381.6	1,103.0	13.2

For additional information, see “Operating and Financial Review and Prospects—Liquidity and capital resources—Funding.”

Distribution

The following map presents Banco Popular’s points of service across the principal regions of Colombia at December 31, 2009, 2010 and September 30, 2011.

2009	2010	Sept 2011
Branches	170	173	183
ATMs	721	754	830
Other points of service	191	197	284
Total points of service	1,082	1,124	1,297

Region			Northwestern
	2009	2010	Sept 2011
Branches	23	24	26
ATMs	100	111	118
Other points of service	32	35	53
Total points of service	155	170	197

Region			Central
	2009	2010	Sept 2011
Branches	92	94	97
ATMs	350	361	401
Other points of service	131	128	166
Total points of service	573	583	664

Region			Bogotá
	2009	2010	Sept 2011
Branches	45	47	48
ATMs	180	186	206
Other points of service	75	82	106
Total points of service	300	315	360

Region			Southwestern
	2009	2010	Sept 2011
Branches	26	26	28
ATMs	104	110	126
Other points of service	8	9	25
Total points of service	138	145	179

Region (Including San Andrés Island)			North
	2009	2010	Sept 2011
Branches	19	19	19
ATMs	120	124	133
Other points of service	17	22	37
Total points of service	156	165	189

Region			Eastern
	2009	2010	Sept 2011
Branches	5	5	7
ATMs	18	19	21
Other points of service	2	2	2
Total points of service	25	26	30

Region			South
	2009	2010	Sept 2011
Branches	5	5	6
ATMs	29	29	31
Other points of service	1	1	1
Total points of serviceo	35	35	38

Source: Banco Popular

Note: Other points of service include non-banking correspondents (corresponsales no bancarios), electronic service points (agilizadores electrónicos) and collection centers (centros de pago).

Banco Popular has a network concentration of approximately 51.2% in Colombia’s central region and approximately 27.8% in Bogotá. Banco Popular has a market share of approximately 3.8% of branches and a market share of approximately 8.0% of ATMs at June 30, 2011 (the latest date for which branch and ATM information is available for certain of our principal competitors).

The following table presents transaction volumes through Banco Popular’s physical distribution channels at the dates indicated.

	Transactions			% of total transactions
	At September 30,	At December 31,		At September 30,	At December 31,
Banco Popular	2011	2010	2009	2011	2010	2009
	(in thousands)
Branches	24,611	32,241	36,452	30.8	35.3	38.6
ATMs	33,209	37,315	39,379	41.6	40.9	41.7
Other	1,630	1,623	1,177	2.0	1.8	1.2
Total	59,450	71,179	77,008	74.4	78.0	81.6

The following table presents transaction volume for online banking and automated telephone banking channels at the dates indicated.

	Transactions			% of total transactions
	At September 30,	At December 31,		At September 30,	At December 31,
Banco Popular	2011	2010	2009	2011	2010	2009
	(in thousands)
Online banking	18,201	18,156	14,396	22.8	19.9	15.3
Automated telephone banking	2,213	1,965	2,978	2.8	2.2	3.2
Total	20,414	20,121	17,374	25.6	22.0	18.4

Other services and products

In addition to the banking services and products offered pursuant to its strategy, Banco Popular also offers the following services and products:

•	fiduciary services, including portfolio management and trust management through its 94.9% ownership interest in Fiduciaria Popular S.A.;

•
merchandise and document storage and deposit, customs agency, cargo management, surety bond, merchandise distribution and other related services through its 71.1% ownership interest in Alpopular Almacén General de Depósito S.A.; and

•	collection, payment, consignment, investment and foreign exchange services.

In 2009, through its bancassurance line, Banco Popular began offering unemployment insurance for its loans, where the insurer provides coverage for the first six-months of missed payments. Banco Popular intends to expand its bancassurance offerings over the next few years.

Banco AV Villas

Banco AV Villas has evolved from being a traditional mortgage lender to a diversified full-service consumer bank targeting middle- and low-income customers. It is our most active bank in usage of non-traditional distribution channels (mobile banking, non-banking correspondents and virtual branches). Banco AV Villas has a broad service network throughout central and northern Colombia, including Bogotá. Banco AV Villas has a market share of 3.2% of deposits, 2,6% of loans, 4,0% of consumer loans and 4,5% of mortgages at September 30, 2011.

At and for the nine-month period ended September 30, 2011, Banco AV Villas had total assets of Ps 7,534.6 billion, net income of Ps 118.8 billion and 267 bank branches. Banco AV Villas’ ROAE was 18.4% for each of the year ended December 31, 2010 and for the nine-month period ended September 30, 2011. Banco AV Villas efficiency ratio for the nine-month period ended September 30, 2011 was 57.9%.

In the consumer segment, Banco AV Villas focuses on high-margin services and products such as general purpose loans, payroll loans and credit cards, as well as its traditional line of mortgages. It serves customers through a recently expanded sales force and through its traditional retail network, entrepreneurial business centers, and instant credit offices, known as OCIs, where credit applicants receive the outcome of their credit application within two hours. Banco AV Villas also seeks to continue to expand in the small- and medium-size corporate segment. In order to increase transaction volume through electronic channels and improve efficiency, Banco AV Villas has developed projects, such as Nearby Network (Red CERCA), that will allow it to increase coverage by non-banking correspondents and offer a wide array of services to individuals and small- and medium-size businesses through its mobile banking platform.

Ownership

The following table presents the share ownership structure of Banco AV Villas at September 30, 2011.

	Banco AV Villas ownership (includes common and preferred shares)
	(in percentages)
Grupo Aval	79.9	(1)
Mr. Sarmiento Angulo (additional beneficial ownership)	15.3
Subtotal	95.1
General public(2)	4.9
Total	100.0

(1)	Includes 0.1% of preferred shares.

(2)	Includes a group of investors who have ownership of record of at least one percent in Banco AV Villas over a significant period of time.

History

Corporación de Ahorro y Vivienda Las Villas (predecessor entity to Banco AV Villas) was established by Mr. Sarmiento Angulo in 1972 to finance real estate housing developments. Throughout the 1970s, 1980s and the first half of the 1990s, Corporación de Ahorro y Vivienda Las Villas was a major participant in the mortgage business, particularly in low- to-middle-income residential neighborhoods. This preeminence in the mortgage business led to the brand’s positioning and the high level of recognition that it still holds. In 2000, Corporación de Ahorro y Vivienda Las Villas was merged with Corporación de Ahorro y Vivienda Ahorramás, which Grupo Aval acquired in 1997, and in 2002 the merged entity was transformed into a bank under the name Banco AV Villas following a Ps 30.0 billion capital injection by Grupo Aval to weather the Colombian mortgage crisis of the late 1990s. Since that time, the bank’s business focus has been on commercial banking for individuals and small- and medium-size businesses as well as on a smaller mortgage business.

Business overview and operations

The following chart shows Banco AV Villas’ main equity investment at September 30, 2011.

Source: Company data at September 30, 2011.

(1)	The remaining 60% of A Toda Hora S.A. is owned by Banco de Bogotá, Banco de Occidente and Banco Popular.

A Toda Hora S.A. (ATH) is a wholly-owned, indirect subsidiary of Grupo Aval and is the administrator of Grupo Aval’s ATMs and the transactional services that flow through the Red de Grupo Aval network, such as internet, e-banking, electronic service points and payment spots, in which Banco AV Villas has a 40% interest. At September 30, 2011, ATH managed approximately 55% of Red de Grupo Aval’s 2,512 ATMs.

Enterprise customers

Banco AV Villas’ enterprise customers are classified as follows: enterprise customers, incomes of at least Ps 20 billion; government and institutional customers; small- and medium-size businesses, with revenues between Ps 1 and Ps 20 billion; micro businesses, with revenues under Ps 1 billion; and mortgages.

At September 30, 2011, Banco AV Villas had a total of approximately 27,000 enterprise customers, a decrease of 5.2% over the approximately 28,400 enterprise customers at December 31, 2010. Banco AV Villas’ focus is on micro-businesses and SME enterprise customers. The following table presents Banco AV Villas’ enterprise customers at the dates indicated.

	At September 30,	At December 31,
	2011	2010	2009
	(in thousands)
Enterprise	0.9	1.0	1.1
Governmental and institutional	0.7	0.7	0.6
Small- and medium-size businesses	4.6	5.5	5.4
Micro businesses	20.6	21.1	19.6
Other	0.1	0.1	0.1
Total	27.0	28.4	26.8

Individual customers

Banco AV Villas’ individual customers are classified as follows: preferential customers, with annual income in excess of six times the annual minimum wage of Ps 6,180,000, and other individual customers, with annual incomes lower than six times the annual minimum wage. Individual customers represented approximately 97.6% of Banco AV Villas’ loan portfolio at September 30, 2011. Approximately one-third of Banco AV Villas individual customer’s loan portfolio consists of payroll loans.

At September 30, 2011, Banco AV Villas had a total of approximately 1,077,500 individual customers, a decrease of 0.2% over the approximately 1,075,200 individual customers at December 31, 2010. The following table presents the number of individual customers that Banco AV Villas served at the dates indicated.

	At September 30,	At December 31,
	2011	2010	2009
	(in thousands)
Preferential customers	101.8	102.1	115.7
Other individual customers	975.6	973.2	862.9
Total	1,077.5	1,075.2	978.6

Lending activities

The following table presents Banco AV Villas’ loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2011 vs. December 31, 2010
	2011	2010	2009	#	%
	(in Ps billions)
Commercial	2,071.4	1,867.5	1,742.9	203.9	10.9
Consumer	2,119.7	1,964.7	1,736.4	155.0	7.9
Microcredit	21.7	23.8	32.2	(2.1)	(9.0)
Mortgages	657.8	587.1	682.4	70.7	12.0
Leasing	–	–	–	–	–
Total	4,870.6	4,443.1	4,193.9	427.5	9.6

Commercial loans

Banco AV Villas’ commercial loan portfolio consists of general purpose loans, loans funded by development banks, credit cards and overdrafts.

The following table presents Banco AV Villas’ commercial loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2011 vs. December 31, 2010
	2011	2010	2009	#	%
	(in Ps billions)
General purpose loans	1,931.5	1,747.1	1,639.4	184.3	10.6
Loans funded by development banks	127.7	112.8	95.3	14.9	13.2
Credit cards	2.4	2.4	2.0	–	2.4
Overdrafts	9.8	5.2	6.2	4.6	87.7
Total	2,071.4	1,867.5	1,742.9	204.0	10.9

Consumer loans

Banco AV Villas’ consumer loan portfolio consists of personal loans, credit cards and overdrafts.

The following table presents Banco AV Villas’ consumer loan portfolio at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2011 vs. December 31, 2010
	2011	2010	2009	#	%
	(in Ps billions)
Personal loans	1,925.8	1,800.9	1,578.4	124.9	6.9
Credit cards	191.6	162.2	156.2	29.4	18.1
Overdrafts	2.3	1.5	1.8	0.8	49.1
Total	2,119.7	1,964.6	1,736.4	155.1	7.9

Mortgages

Banco AV Villas is the only bank in Grupo Aval that currently offers mortgage loans, with strict underwriting standards: Banco AV Villas does not offer mortgage loans in amounts greater than 70.0% of the value of the property to be purchased, and with maturities of between 5 and 15 years. The average maturities at September 30, 2011 and December 31, 2010 were 122 months and 116 months, respectively. Borrowers must also meet certain minimum income levels, and payments may not exceed 30% of the borrower’s monthly income. As a result, its average loan-to-value ratio was 41.9% at September 30, 2011 and 39.6% at December 31, 2010. Banco AV Villas’ mortgage portfolio consisted of Ps 657.8 billion at September 30, 2011, a 12.0% increase from the Ps 587.1 billion at December 31, 2010.

Deposit-taking activities

Banco AV Villas offers customers checking accounts, saving accounts, time deposits and other deposits consisting primarily of transactional accounts. Banco AV Villas’ average savings account rate, one of the lowest in the market, is explained by a low concentration of corporate and government accounts and a significant retail network. For the nine-month period ended September 30, 2011, the average savings account rate was 1.79% for Banco AV Villas and 2.63% for the market as a whole, at September 30, 2011.

The following table presents a breakdown of Banco AV Villas’ deposits by product type at the dates indicated.

	At September 30,	At December 31,		Change, September 30, 2011 vs. December 31, 2010
	2011	2010	2009	#	%
	(in Ps billions)
Checking accounts	508.1	513.3	388.3	(5.2)	(1.0)
Savings accounts	2,887.1	2,598.5	2,275.7	288.6	11.1
Time deposits	2,150.0	1,921.8	1,758.0	228.2	11.9
Other deposits	33.9	61.6	50.3	(27.7)	(45.0)
Total	5,579.1	5,095.1	4,472.2	483.9	9.5

For additional information, see “Operating and Financial Review and Prospects—Liquidity and capital resources—Funding.”

Distribution

The following map presents Banco AV Villas’ points of service across the principal regions of Colombia at December 31, 2009, 2010 and September 30, 2011.

Total			Colombia
	2009	2010	Sept 2011
Branches	231	245	267
ATMs	505	505	518
Other points of service	422	4,152	2,711
Total points of service	1,158	4,902	3,496

Region			Northwestern
	2009	2010	Sept 2011
Branches	29	28	33
ATMs	49	44	46
Other points of service	44	42	67
Total points of service	122	114	146

Region			Central
	2009	2010	Sept 2011
Branches	115	127	138
ATMs	235	232	243
Other points of service	197	2,620	1,599
Total points of service	547	2,979	1,980

Region			Bogotá
	2009	2010	Sept 2011
Branches	88	98	102
ATMs	172	175	180
Other points of service	121	2,547	1,498
Total points of service	381	2,820	1,780

Region			Southwestern
	2008	2009	Sept 2010
Branches	52	53	55
ATMs	131	132	132
Other points of service	93	757	587
Total points of service	276	942	774

Region (Including San Andrés Island)			North
	2009	2010	Sept 2011
Branches	30	32	35
ATMs	81	88	88
Other points of service	67	677	393
Total points of service	178	797	516

Region			Eastern
	2009	2010	Sept 2011
Branches	4	4	5
ATMs	8	8	8
Other points of service	20	55	63
Total points of service	32	67	76

Region			South
	2009	2010	Sept 2011
Branches	1	1	1
ATMs	1	1	1
Other points of service	1	1	2
Total points of service	3	3	4

Source: Banco AV Villas

Note:  Other points of service include non-banking correspondents, including our Red Cerca operations, (corresponsales no bancarios) or CNBs, electronic service points (agilizadores electrónicos) and  payment collection centers (centros de pago).

Banco AV Villas has a network concentration of approximately 56.6% in Colombia’s central region and approximately 50.9% in Bogotá. Banco AV Villas has approximately 22.1% of its network in the southwestern region. Banco AV Villas has a market share of approximately 5.4% of branches and a market share of approximately 4.9% of ATMs at June 30, 2011 (the latest date for which branch and ATM information is available for certain of our principal competitors).

The following table presents transaction volume through Banco AV Villas’ physical distribution channels at the dates indicated.

	Transactions			% of total transactions
	At September 30,	At December 31,		At September 30,	At December 31,
Banco AV Villas	2011	2010	2009	2011	2010	2009
	(in thousands)
Branches	33,601	42,544	38,108	27.7	25.4	28.2
ATMs	28,518	39,944	35,111	23.5	23.9	26.0
Other	5,012	5,927	3,709	4.1	3.5	2.7
Total	67,131	88,414	76,928	55.3	52.9	56.9

The following table presents transaction volume for online banking, mobile banking and automated telephone banking channels at the dates indicated.

	Transactions			% of total transactions
	At September 30,	At December 31,		At September 30,	At December 31,
Banco AV Villas	2011	2010	2009	2011	2010	2009
	(in thousands)
Online banking	47,310	70,025	51,455	39.0	41.9	38.1
Mobile banking	6,502	7,151	4,403	5.4	4.3	3.3
Automated telephone banking	502	1,693	2,212	0.4	1.0	1.6
Total	54,315	78,869	58,070	44.7	47.1	43.0

Other services and products

In addition to the banking services and products offered pursuant to its strategy, Banco AV Villas offers payment and collection services, as well as foreign exchange services.

In 2009, through its bancassurance line, Banco AV Villas began offering unemployment insurance for its loans, where the insurer provides coverage for the first nine months of missed payments. Banco AV Villas intends to expand its bancassurance offerings over the next few years.

Porvenir

Porvenir is a leading private AFP in Colombia, with a market share of 31.7% of mandatory pension fund individual customers and 29.9% of severance plan individual customers at September 30, 2011. Porvenir also provides voluntary pension funds and manages third-party sponsored pension funds. Pension funds provide individual savings for retirement, and severance funds provide temporary income to employees who lose their jobs. Through Gestión y Contacto S.A., Porvenir manages pension-related information systems designed to provide employees with efficient payment solutions.

At September 30, 2011, Porvenir had Ps 40.1 billion in total assets under management, of which Ps 27.9 billion was managed under the mandatory pension fund, Ps 2.0 billion was managed under the severance fund, Ps 1.8 billion was managed under the voluntary pension fund and Ps 8.4 billion was managed as a third-party sponsored pension liability fund.

At September 30, 2011, Porvenir had shareholders’ equity of Ps 568.9 billion and net profits of Ps 115.7 billion. Since its inception, Porvenir has been the leader in the Colombian private pension and severance fund markets.

Porvenir’s strengths include the following:

•	Porvenir is one of the most profitable AFPs in Colombia, with an ROAE of 28.4% at September 30, 2011;

•
Porvenir has the largest and, we believe, most effective sales force in the industry with a nationwide presence. At the same time, it is the most efficient AFP in Colombia, with an efficiency ratio of 44.7% at September 30, 2011 (on a consolidated basis); and

•
Porvenir has access to Grupo Aval’s banking network. This advantage is particularly relevant in the severance market, as Grupo Aval’s banks provide financing to employers to comply with legally imposed annual severance allowance liabilities for their employees. In addition, the banks of Grupo Aval provide collection services for all of the funds administered by Porvenir.

Ownership

The following table presents the share ownership structure of Porvenir at September 30, 2011.

Porvenir ownership
%
Banco de Bogotá	35.3
Grupo Aval	20.0
Banco de Occidente	23.1
Fidubogotá(1)	11.6
Fiduciaria de Occidente(2)	10.0
Total	100.0

(1)	Fidubogotá is 95.0% owned by Banco de Bogotá. The remaining 3.6% is owned by Corporación Banco de Bogotá and Rendifin, an affiliate of Mr. Sarmiento Angulo.

(2)	Fiduciaria de Occidente is a subsidiary of Banco de Occidente, which is a subsidiary of our parent, Grupo Aval.

History

Porvenir was formed in 1991, and began its operations as a leading severance fund manager with nationwide operations. The pension fund system in Colombia has been historically administered by the Colombian Institute of Social Security (now Colpensiones) and was a government-sponsored defined public benefit plan. In 1993, however, a system of defined individual contributions was introduced, to be administered by private pension companies under the supervision of the Superintendency of Finance. In contrast to the “pay as you go” system, this new system was characterized by being funded by the savings of each individual customer. This system has grown significantly to become the principal pension fund system in Colombia. As a result of the market shift, private pension companies have become important participants in the local capital markets.

In 1994, Porvenir commenced operations under this new regime, and rapidly became the leader in mandatory pension fund plans. At that time, Porvenir’s ownership was divided between Grupo Aval’s banks, which held a majority interest, and Provida, the largest AFP in Chile. In 2003, Porvenir founded an AFP in the Dominican Republic in association with local banks, which it sold in the same year to one of Provida’s related companies. At the same time Provida’s participation in Porvenir was bought by Grupo Aval entities.

In 2009, the regulatory system changed the mandatory pension system from a single fund for all affiliates to a multi-fund system (following examples in Chile, Mexico and Perú), which will continue to be implemented through 2011, allowing individuals to select from among funds with different risk profiles. This shift represented a milestone in the Colombian pension fund industry and allows for more flexibility and greater opportunities for AFPs in Colombia.

The following chart shows Porvenir’s principal subsidiary at September 30, 2011.

Source: Company data at September 30, 2011.

Business overview

The Ministry of Finance limits the range of assets in which AFPs can invest and also sets concentration limits. In addition, each AFP is required by law to provide a minimum return on investment for each of its mandatory pension and severance funds. This minimum return is determined pursuant to certain formulas established by means of Decree 2555 of 2010 which vary pursuant to the type of fund. Prior to the multifund reform, the minimum return was calculated on a 36-month time horizon for mandatory pension funds and 24-month time horizon for severance funds. With the introduction of the multifund scheme, a new risk profile system came into effect which differentiates conservative, moderate and aggressive risk portfolios for individual clients of severance and mandatory pension funds. To adjust the minimum return of mandatory pension funds to the new risk profile portfolios, the time horizon for the minimum return will change from 36-months to a range of 36 to 60 months, depending on the risk profile of each portfolio. For severance funds, the long-term portfolio will continue to have a 24-month time horizon, and the short-term portfolio will have a three-month time horizon.

If a fund’s cumulative return for any month is lower than the minimum return, the AFP must supplement the necessary amount to cover the difference within a period of five days. To do so, the AFP must first apply funds from its “stabilization reserve,” which is a portion of the AFP’s capital invested in the fund administered by the AFP and which must represent at least 1.00 % of the value of that fund. If the stabilization reserve is insufficient to cover the difference, the AFP must provide resources from its remaining capital. If the AFP does not have enough resources to cover the difference, the Superintendency of Finance may order the capitalization of the AFP. If, notwithstanding the above, an AFP fails to observe either the minimum return or the stabilization requirements or the order of capitalization, the Superintendency of Finance may take possession (tomar posesión) of the AFP, in which case FOGAFIN, the Colombian deposit insurance fund, is required to supply funds to cover the shortfall. In that event, the AFP may be dissolved and the fund transferred to another AFP. See “Risk Factors—Risks relating to our businesses and industry—Risks relating to our pension and severance fund management business—Porvenir operates in a highly regulated market, which limits its flexibility to manage its businesses.”

At September 30, 2011, 67.0% of Porvenir’s operating income was derived from mandatory pension funds, 12.9% from severance funds, 9.8% from voluntary pension funds and 4.3% from third-party sponsored pension liability funds. Porvenir derived the remaining 6.0% of its income from a combination of its own portfolio, stabilization reserves and other income.

Mandatory pension funds

Mandatory pension funds are independent trusts formed by contributions made by individual customers to the social security pension system.

At September 30, 2011, mandatory pension funds represented 69.7% of Porvenir’s assets under management, and constitute its main line of business.

Contributions to these pension funds are mandatory for all employees in Colombia and are jointly funded by the employer and the employee. The base contribution rate is 16.0% (up to 18.0% for employees meeting a certain salary threshold) of an employee’s base salary, whereby the employer contributes 75.0% and the employee 25.0% of the base contribution rate. Contributions are paid on a monthly basis. Of the 16.0%-18.0% total contribution, 11.5% goes to the individual customer’s fund. The AFP retains 300 basis points (3.0%) as compensation, of which Porvenir currently pays 145 basis points (1.45%) to an insurer for life and disability coverage, to which it is required by law to subscribe. New life and mortality rate tables have been introduced by the Superintendency of Finance and were effective as of October 1, 2010. These tables account for longer life expectancy trends, which may result in an increase in the amount we pay for insurance and may affect our results of operations. The percentage that Porvenir pays for this insurance may increase or decrease depending on market conditions and other factors. The remainder is distributed between the National Solidarity Fund (Fondo de Solidaridad Pensional), depending on the employee’s salary (up to 2.0%), and the National Minimum Pension Warranty Fund (Fondo de Garantía de Pensión Mínima) (at 1.5%). The following chart presents this breakdown.

Breakdown of contributions for mandatory pension funds

(1)	Porvenir currently pays 1.45% of this 3.00% compensation for life and disability insurance coverage.

Porvenir earns revenues related only to an individual customer’s monthly contributions and does not charge a fee for the balance that is managed for its active customers. Inactive customers are charged a fee, calculated based on the monthly fund returns.

Employees may freely select their mandatory pension fund, a private AFP of their choice or the government-sponsored defined public benefit plan, administered by Colpensiones, and can change plans after meeting minimum tenure requirements of five years to switch from the public fund to a private plan, and six months to switch between private fund providers. Whenever an employee changes from one AFP to another, his/her entire savings balance at the fund is transferred to the pension fund administered by the new AFP.

Mandatory pension funds cannot be withdrawn prematurely, and generally expand over the individual’s working years. As a result, mandatory pension funds are a more traditional product due to their risk profile. These types of investments tend to be more stable over time. Porvenir is a market leader in the mandatory pensions area, with Ps 27.9 billion of assets under management and 3.1 million individual customers at September 30, 2011. Porvenir also leads its competitors in annual collections and new customers, and had a 40.6% market share of new customers at September 30, 2011, based on individual customers.

Since March 22, 2011, pension fund managers offer three types of mandatory funds under the new multifund regulatory system which individual customers may choose from. These funds are:

•
Conservative fund: for individual customers with a low financial risk profile, or are close to reaching the age for pension. The fund attempts to have the best possible return with low risk exposure. The maximum limit of equity securities is 20% of the fund’s value;

•
Moderate fund: for individual customers with a medium financial risk profile, or in the middle of their working lives. The fund attempts to have the best possible return with a medium risk exposure. The maximum limit of equity securities is 45% of the fund’s value; and

•
Higher risk fund: for individual customers with a high financial risk profile, or in the beginning of their working lives. The fund attempts to have the best possible return with higher risk exposure. The maximum limit of equity securities is 70% of the fund’s value.

Severance funds

Severance funds are independent trusts formed by the accumulated severance payment allowance required by Colombian labor law. The severance payment allowance is a social benefit inuring to employees for which employers are responsible under an employment agreement. The allowance consists of the payment of one month’s salary per year of service and pro rata amounts for fractions of a year. This amount is deposited directly with the AFP by the employer.

Severance accounts represented 5.0% of Porvenir’s assets under management at September 30, 2011.

Under Law 1328 of 2009, severance funds are divided into two portfolios, one for a long-term administration and a second for a short-term administration of the resources. Severance funds tend to be withdrawn fully over the 12 months following their deposit. Long-term growth comes from returns on these funds accumulated over the year. Porvenir and all other AFPs in Colombia charge a fee (per year for assets under management) of 1.0% for amounts in the mandatory investments short-term portfolio and 3.0% in the long-term portfolio. Until 2009, AFPs charged a flat fee of 4.0%. Employees may choose a different AFP to manage their severance fund payments from the AFP chosen to manage those of their mandatory pension fund.

Porvenir is the market leader in the severance area, with Ps 2.0 billion of assets under management and 1.7 million customers at September 30, 2011.

Voluntary pension funds

Voluntary pension funds are independent trusts formed by contributions from their participants and/or sponsors and their respective yields, for the purposes of complying with one or several voluntary retirement or disability pension plans.

Voluntary pension funds represented 4.4% of Porvenir’s assets under management at September 30, 2011.

All contributors to voluntary pension funds can invest their funds in one or more portfolios with different objectives, durations and risk profiles.

Porvenir earns annual management commissions for assets under management that range between 1.0% and 4.0%, depending on the balance of the customer and the selected portfolios (lower commissions for liquidity portfolios and higher commissions for more complex portfolios). At September 30, 2011, Porvenir had Ps 1.8 billion of voluntary pension assets under management and 90.4 thousand voluntary pension fund individual customers.

Third-party sponsored pension liability funds

Third-party sponsored pension liability funds represent approximately 20.9% of Porvenir’s assets under management at September 30, 2011. Third-party sponsored pension liability funds are made up of deposits from different institutions (both private and publicly owned) that require a professional institution to manage a fund that is usually created to finance particular pension regimes (i.e., pensions that are paid by the employer; before 1994, companies were allowed to establish their own internal pension systems).

Third-party sponsored pension liability funds in some cases have a minimum guaranteed return pursuant to their terms. Porvenir had Ps 8.4 billion of such assets under management at September 30, 2011, mostly under contracts of five years. The most important of these contracts is with FONPET, which is subject to renewal upon expiration in June 2012. Porvenir retains a percentage of the yearly returns of each third-party sponsored pension liability fund, and in some cases, a portion of assets under management.

Porvenir’s investments

Porvenir is required to own at least 1.00% of the funds it manages that are subject to a minimum return, known as the stabilization reserve. This stabilization reserve represents 52.5% of Porvenir’s proprietary investments. In addition, Porvenir holds voluntary investments at September 30, 2011. Revenues related to Porvenir’s stabilization reserve and its proprietary portfolio represented 2.64% of the total revenues of the company at September 30, 2011.

Distribution

Porvenir attracts new individual customers mainly through its large direct sales force (approximately 1,000 individuals) who report to four regional sales managers located in Barranquilla (northern region), Medellín (northwestern region), Cali (southern region) and Bogotá (central region). At September 30, 2011, Porvenir has 35 offices, 10 service modules, 50 electronic service centers and 5 business service centers. It maintains a presence in all regions of Colombia through its service agreements with Grupo Aval’s banks.

Corficolombiana

Corficolombiana is the largest merchant bank in Colombia based on total assets at September 30, 2011. Corficolombiana focuses on four main lines of business: (1) equity investments in strategic sectors of the Colombian economy, including, in particular, infrastructure, electricity and gas, and finance; (2) investment banking, including services relating to capital markets, mergers and acquisitions and project finance transactions; (3) treasury operations; and (4) private banking.

Corficolombiana had total consolidated assets and shareholders’ equity of Ps 8,882.3 billion and Ps 2,816.8 billion at September 30, 2011 and Ps 8,302.4 billion and Ps 2,788.0 billion at December 31, 2010 and net income of Ps 384.5 billion and Ps 564.7 billion in the nine-month period ended September 30, 2011 and the year ended December 31, 2010, respectively.

The following table presents the share ownership structure of Corficolombiana at September 30, 2011.

Corficolombiana ownership (includes common and preferred shares)
(in percentages)
Banco de Bogotá	37.5
Banco de Occidente(1)	13.4
Banco Popular(1)	5.5
Ownership by funds managed by Porvenir(2)	1.6
Other investors(3)	10.2
General public	31.8
Total	100.0%

(1)	Banco de Occidente and Banco Popular are subsidiaries of our parent, Grupo Aval.

(2)	Includes 1.0% of preferred shares.

(3)	Based on publicly available information, we have identified a group of investors who have maintained positions of at least one percent in Corficolombiana over a significant period of time.

Corficolombiana’s business model is based on three premises: (1) investing in businesses in strategic sectors of the Colombian economy; (2) distributing cash flows generated by its equity investment portfolio to its shareholders; and (3) acting as an investment fund and financial advisor that is listed on the Colombian Stock Exchange and regulated by the Superintendency of Finance. Corficolombiana’s equity investment strategy is to acquire and hold majority or substantial stakes in strategic businesses. These investments enable Corficolombiana to exert significant influence or control over these businesses’ operations and to promote revenue growth, operational efficiencies and optimization of the capital structures. Corficolombiana endeavors to achieve a balance between companies with potential to generate cash and companies with capacity to create value.

Corficolombiana’s funding strategy seeks to minimize liquidity risk by funding equity investments using its own equity, principally retained earnings. It has not sought to raise equity capital from its shareholders in the last five years. Between January 1, 2008 and September 30, 2011, the book value of Corficolombiana’s equity investment portfolio increased by 112.4% (on a consolidated basis and 78.7% on an unconsolidated basis) and its shareholders’ equity increased by 44.4% (on a consolidated basis and 57.1% on an unconsolidated basis). At September 30, 2011, the gross book value of Corficolombiana’s investment portfolio before provisions totaled Ps 2,917 billion on a consolidated basis (and Ps 3,680 billion on an unconsolidated basis) and its shareholders’ equity totaled Ps 2,817 billion (on a consolidated basis).

Corficolombiana is regulated as a finance corporation by the Superintendency of Finance. Under Colombian law, a finance corporation is permitted to hold equity ownership positions in both financial and non-financial companies, unlike banks, which may only invest in financial companies. See “Supervision and Regulation.”

History

Corficolombiana was founded in 1959 as an affiliate of Banco de Bogotá. Since 1997, it has acquired and merged with seven financial institutions. In 2005, Corficolombiana completed its most recent merger, with Corfivalle, which resulted in Corficolombiana becoming the largest merchant bank in the country. Following this merger, Corficolombiana transferred its loan portfolio to Banco de Bogotá in order to focus on its investment businesses.

Equity investment portfolio

Corficolombiana primarily invests in six sectors of the Colombian economy: infrastructure; electricity and gas; retail fuel distribution; financial services; hotels; and agribusiness. It generally seeks to invest in businesses with leading market positions, strong cash flows and growth potential.

The following charts provide information concerning Corficolombiana’s investments in sectors of the Colombian economy at September 30, 2011 and for the nine months ended September 30, 2011, as the case may be.

Sector breakdown by book value of investments at September 30, 2011	Sector breakdown by earnings(1) for the twelve months ended September 30, 2011

(1)	Corresponds to the sum of the net income of each of the investments, adjusted to reflect the ownership interest of Corficolombiana.

Corficolombiana has a track record of growth in its equity investment portfolio as measured by its book value evolution. Future growth will depend, in large part, on the identification of new investments and growth in the economic sectors in which it invests. During 2010, Corficolombiana made at least one new investment in each of its six key sectors and believes that it will have opportunities for further investments in each such sector in the coming years. In terms of its existing portfolio of equity investments, Corficolombiana intends to focus on realizing value from these investments through private sales or public offerings.

Corficolombiana’s infrastructure investments are concentrated in highway concession projects, a sector in which it is the leading private investor in Colombia. Among other investments, it has controlling ownership positions in three highway concession projects, consisting of the 85.6 kilometer highway between Bogotá and Villavicencio, the 57.0 kilometer highway between Buga, Tuluá and La Paila (subsequently extended by 20.1 kilometers to La Victoria), and the 38.3 kilometer highway between Fontibón and Facatativá. Corficolombiana’s infrastructure investments totaled Ps 268.4 billion and Ps 234.7 billion after provisions at September 30, 2011 and December 31, 2010, respectively (on an unconsolidated basis).

Corficolombiana’s main investments in the energy and gas sector include minority stakes in the second-largest natural gas pipeline company in Colombia (Promigas), an electricity and gas conglomerate (EEB), and a majority stake in a gas distribution company in northern Perú (Gas Comprimido del Perú S.A.), or “Gascop.”

On February 10, 2011, Corficolombiana, Empresa de Energia de Bogotá and two Colombian private investment funds, purchased from AEI three Special Purpose Vehicles located in Cayman Islands (AEI Promigas Holdings Ltd., AEI Promigas Ltd. and AEI Promigas Investments Ltd.) which together hold a 52.13% stake in Promigas S.A. ESP.

Corficolombiana acquired 20.3% percent of the Special Purpose Vehicles. Upon completion of the transaction, Corficolombiana had a 24.9% direct and indirect economic interest in Promigas.

Corficolombiana and Porvenir, together with Corredores Asociados, an independent brokerage firm in Colombia, are also the investors in one of the private investment funds that participated in the transaction. Such private investment fund, which is independently directed by Corredores Asociados, acquired 47.9% of the Special Purpose Vehicles.

The total purchase price of this transaction was U.S.$792.9 million. Corficolombiana and Porvenir invested U.S.$388.7 million and U.S.$151.6 million in this transaction, respectively. In addition, Corficolombiana and Porvenir together had a further 24.9% economic exposure to Promigas as a result of their respective holdings in the private investment fund.

Corficolombiana’s principal investment in the retail fuel distribution sector is a minority interest in Sociedad de Inversiones en Energía S.A., or “Terpel,” a company that operates 1,794 service stations in Colombia and four countries in Latin America (Chile, Ecuador, Panama and Perú). Terpel is the leading operator of service stations in Colombia, with a market share of 40.7% at December 31, 2010. Corficolombiana’s retail fuel distribution investments totaled Ps 281.4 billion at September 30, 2011 (on an unconsolidated basis and after provisions).

In the financial sector, Corficolombiana offers leasing, trust, brokerage and offshore banking services to third-party customers through three subsidiaries: Leasing Corficolombiana S.A.; Fiduciaria Corficolombiana S.A.; and Banco Corficolombiana (Panama), S.A. Corficolombiana’s investments in these three subsidiaries totaled Ps 128.4 billion at September 30, 2011 (on an unconsolidated basis and after provisions).

Investment banking, treasury and private banking businesses

Corficolombiana’s investment banking groups provide advice to third-party clients in the Colombian market covering a broad range of transactions, including, among others, capital markets, mergers and acquisitions, project finance and private banking. Corficolombiana has helped to shape the participation of the private sector in infrastructure projects, to develop the domestic capital markets and to expand the resources and operations of local companies in the region. In 2010, Corficolombiana’s investment bank helped secure financing and coordinate projects for its clients totaling more than Ps 3.9 trillion.

Corficolombiana’s treasury operations are a leading participant in Colombian capital markets, both in sovereign and corporate debt securities and foreign currency-denominated securities. It is also an active participant in the derivatives market, and an active market maker for Colombian sovereign debt securities. At September 30, 2011, Corficolombiana had total fixed income assets of Ps 1,930 billion (on an unconsolidated basis).

Corficolombiana’s private banking business provides high-income customers with a wide range of investment services and products. The private banking operations had approximately Ps 843.8 billion in assets under management for its customers at September 30, 2011.

BAC Credomatic

On December 9, 2010, we acquired BAC Credomatic GECF Inc, a company incorporated under the laws of the British Virgin Islands, pursuant to a stock purchase agreement with GE Consumer Finance Central Holdings Corp. and General Electric Capital Corporation (collectively, GE Capital), to acquire all of the outstanding shares of BAC Credomatic GECF Inc., a company incorporated in the U.S. Virgin Islands, for U.S.$1.92 billion, subject to certain adjustments. BAC Credomatic GECF Inc. was renamed BAC Credomatic Inc. on June 7, 2011.

We believe that the BAC Credomatic acquisition provides us with a leading Central American presence with operations that are complementary to our businesses and with the opportunity to enter primarily the consumer and credit card banking businesses in this region. BAC Credomatic is a leading Central American banking group with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama. BAC Credomatic maintains a card-issuing operation in Mexico, a small merchant and card processing center in the State of Florida and offshore subsidiaries in the Bahamas and the Cayman Islands. BAC Credomatic is one of the leading credit card issuance and merchant-acquiring franchises in Central America. BAC Credomatic’s credit card accounts represented 25.7% of total credit card accounts in Central America (calculated based on BAC Credomatic data and information published by Euromonitor International) at December 31, 2010.

We financed the BAC Credomatic acquisition, which was carried out by Leasing Bogotá Panamá, a subsidiary of Banco de Bogotá, with the following funds:

•
the issuance by Banco de Bogotá of Ps 2,284.6 billion (U.S.$1.18 billion) of mandatorily convertible bonds, which bear interest at 3.00%, until converted into Banco de Bogotá’s shares, which were subscribed as follows:

•	Grupo Aval: Ps 1,374.1 billion (U.S.$712.3 million);

•	Adminegocios & Cia. S.C.A., an entity beneficially owned by Mr. Sarmiento Angulo: Ps 425.4 billion (U.S.$220.5 million); and

•	other Banco de Bogotá’s shareholders and assignees of preferred rights: Ps 485.0 billion (U.S.$251.4 million).

•
Banco de Bogotá entered into the 364-day U.S.$1.0 billion (Ps 1,929.0 billion) Senior Bridge Loan Facility dated December 1, 2010, with Citibank, N.A., acting through its international banking facility, HSBC Bank USA, National Association and JPMorgan Chase Bank, N.A., as lenders. Borrowings under the facility will accrue interest at one-, two-, three- or six-month LIBOR, at Banco de Bogotá’s election, plus (1) 100 basis points until six months after December 1, 2010, (2) 125 basis points from six months after December 1, 2010 until nine months after December 1, 2010 and (3) 150 basis points from nine months after December 1, 2010 until the 364th day after December 1, 2010. On November 30, 2011, Banco de Bogotá entered into an amendment to the Senior Bridge Loan Facility with the lenders, which extended the maturity date of the facility to December 23, 2011, at an interest rate of LIBOR plus 175 basis points. On December 19, 2011, Banco de Bogotá completed the U.S.$600 million Banco de Bogotá Debt Offering, consisting of 5.00% senior notes due 2017. The net proceeds of the Banco de Bogotá Debt Offering were used to make repayments to the Senior Bridge Loan Facility. On December 19, 2011, Banco de Bogotá entered into the Banco de Bogotá Term Loan, consisting of a three-year U.S.$500 million unsecured senior term loan facility with HSBC Bank USA, National Association, as administrative agent, Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC, as joint lead arrangers, and various financial institutions as lenders. Borrowings under the facility will accrue interest at three or six months LIBOR, at Banco de Bogotá’s election, plus 225 bps per annum at any time. The proceeds of the loans were used, first, to repay amounts outstanding under the U.S.$1.0 billion Senior Bridge Loan Facility and, second, for general corporate purposes. As such, the Senior Bridge Loan Facility has been fully repaid; and

•
Leasing Bogotá Panamá entered into two U.S.$135.0 million, totaling U.S.$270.0 million (Ps 520.8 billion), five-year term loans with Bancolombia S.A. and Bancolombia Miami Agency at 180 day LIBOR plus 3.125% on November 26, 2010.

A substantial portion of BAC Credomatic’s earnings, assets and liabilities is denominated in foreign currencies. As a result, BAC Credomatic is subject to risks relating to foreign currency exchange rate fluctuations. See “Risk Factors—Risks relating to our businesses and industry—Other risks relating to our business—We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect our results of operations and financial condition.”

To mitigate this risk, BAC Credomatic seeks to maintain a U.S. dollar net asset position (long U.S. dollar position) which is intended to hedge 100% (and in no case less than 60%) of its shareholders’ equity against possible devaluations of each of the local currencies in the countries where it operates against the U.S. dollar. See “—Foreign exchange rate risk related to the BAC Credomatic acquisition.”

Grupo Aval’s international expansion strategy

Historically, growth of Grupo Aval banks in terms of size and earnings has come principally from three sources: (1) Colombia’s banking system’s organic growth; (2) our banking subsidiaries’ ability to outpace the system’s organic growth; and (3) acquisitions, mainly in Colombia. We have applied different approaches to post-acquisition integration. Brands such as Banco de Bogotá, Banco de Occidente and Banco Popular have been retained as stand-alone institutions under our multi-brand approach. Others such as Megabanco, Banco Aliadas, Banco Unión, Banco del Comercio, Ahorramás and Corfivalle have been merged into Grupo Aval institutions. Given our leading position in the Colombian banking system, we expect growth through acquisitions to be opportunistic and of limited scope in the future.

In search of additional sources of growth, value creation for our shareholders and diversification, Grupo Aval has in recent years been considering options to expand outside Colombia. The intent of any expansion within this strategy has been:

•	to expand within our core businesses;

•
to consummate acquisitions of a size large enough to generate a meaningful source of future growth, but small enough not to distract management from its existing business or represent a “big bet” for Grupo Aval’s current business; and

•
to consummate acquisitions in countries where our investment can give us a meaningful market share, with growth potential similar to or higher than that of Colombia, and with a favorable climate for foreign investment.

BAC Credomatic meets our criteria for international expansion because of the following factors:

•	it is one of the leading institutions in Central America as measured by net income, assets and deposits, and has a significant presence in the credit card-issuing and merchant acquiring markets;

•	it is present throughout the region with a common technological platform that allows it to provide its customers with transactional services online across Central America;

•	it has a proven track record of high profitability, with ROAE of 17.3% in 2010, 18.8% in 2009, 28.4% in 2008 and 28.2% in 2007 (excluding extraordinary gains in 2008 and 2007);

•	its management team has an average tenure of 15 years, most of whom pre-date GE Capital’s investment in BAC Credomatic; and

•	its size offers substantial room for growth in most of the countries in which it currently operates.

Overview

BAC Credomatic is one of the leading financial institutions in Central America with a record of strong financial performance. It has achieved an average of 24.3% in annual ROAE for the period from 2006 to 2010 (excluding extraordinary gains in 2007 and 2008). BAC Credomatic is a full-service financial institution with one of the leading card-issuing and acquiring businesses in the region. BAC Credomatic offers commercial and retail banking, brokerage, insurance, pension fund management and other financial services. Its coverage extends throughout Central America with operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama, as well as Mexico (with a small credit card-issuing operation) and the state of Florida (with a merchant and card processing center). It also has a presence in the Bahamas and the Cayman Islands. Its Credomatic brand has key alliances with major credit card networks, such as Visa, MasterCard, American Express and Diners Club.

At September 30, 2011, BAC Credomatic served more than 2.2 million customers through 472 points of contact including 224 full-service branches, 37 in-store branches offering teller services in retail stores, 183 on-site branches offering full banking services for corporate employees, and 28 auto/drive-thru branches throughout Central America and a single technological platform that allows online transactions between countries in the region.

The tables below show BAC Credomatic financial data on a country-by-country basis at and for the nine-month period ended September 30, 2011 and the year ended December 31, 2010.

	At and for the nine-month period ended September 30, 2011
	Net income		Loans		Deposits
	(in U.S.$ millions except percentages)
Costa Rica	60.6	37.9%	1,697.0	30.0%	1,510.0	25.6%
El Salvador	20.2	12.6%	826.9	14.6%	939.8	15.9%
Guatemala	40.9	25.5%	611.3	10.8%	609.5	10.3%
Honduras	27.6	17.2%	948.6	16.8%	905.4	15.4%
Nicaragua	21.4	13.3%	547.7	9.7%	725.7	12.3%
Panama(1)	6.3	3.9%	926.2	16.4%	878.3	14.9%
Mexico	(7.2)	(4.5%)	59.7	1.1%	0.0	0.0%
Regional offshore operations(2)	9.2	5.7%	33.1	0.6%	326.5	5.5%
Corporate and eliminations	(18.8)	(11.7%)	0.0	0.0%	0.3	0.0%
Consolidated	160.2	100.0%	5,650.4	100.0%	5,895.4	100.0%

	At and for year ended December 31, 2010
	Net income		Loans		Deposits
	(in U.S.$ millions except percentages)
Costa Rica	53.7	35.7%	1,545.8	28.9%	1,511.5	25.1%
El Salvador	19.7	13.1%	808.8	15.1%	937.9	15.5%
Guatemala	55.2	36.7%	614.2	11.5%	631.8	10.5%
Honduras	30.7	20.5%	941.2	17.6%	929.9	15.4%
Nicaragua	23.8	15.8%	530.2	9.9%	652.4	10.8%
Panama(1)	5.4	3.6%	822.6	15.4%	1,046.9	17.4%
Mexico	(14.2)	(9.4%)	54.6	1.0%	0.0	0.0%
Regional offshore operations(2)	7.7	5.1%	38.7	0.7%	322.5	5.3%
Corporate and eliminations	(31.7)	(21.1%)	0.0	0.0%	(0.1)	(0.0%)
Consolidated	150.4	100.0%	5,356.0	100.0%	6,032.8	100.0%

Source: Audited consolidated financial statements of BAC Credomatic’s subsidiaries.

(1)	Panama loans include operations from BAC Credomatic’s Panama subsidiaries and certain intercompany adjustments.

(2)	Includes BAC Bahamas Bank Ltd. and BAC International Bank (Grand Cayman).

The table below presents BAC Credomatic’s percentage of total loans and deposits in each of its main markets at September 30, 2011 and December 31, 2010.

	At September 30, 2011		At December 31, 2010
	Loans	Deposits	Loans	Deposits
	(in percentages)
Costa Rica(1)	10.5%	8.5%	10.4%	9.0%
El Salvador	9.7%	10.0%	9.7%	9.2%
Guatemala(2)	4.4%	3.3%	3.3%	3.1%
Honduras	13.2%	11.5%	13.6%	12.4%
Nicaragua	26.7%	20.2%	26.5%	20.2%
Panama	2.6%	3.2%	2.9%	4.3%

Source: Superintendency of banks of each country and company calculations. Percentage of total loans and deposits is based on banking operations in each country, as reported to the local financial regulator, which excludes certain credit card data and offshore operations.

(1)
Percentage calculation for Costa Rica includes state-owned banks (Banco Nacional de Costa Rica, Banco de Costa Rica and Banco Crédito Agrícola de Cartago), which at September 30, 2011 and December 31, 2010, respectively, had a 49.1% and 48.3% market share by loans and a 57.4% and 58.1% market share by deposits.

(2)
Percentage in Guatemala by loans and deposits are 4.6% and 3.5% at September 30, 2011 and 5.0% and 3.8% at December 31, 2010, respectively, when considering data for financial groups, as reported to the local regulator. Source: Superintendency of Banks of Guatemala (Superintendencia de Bancos de Guatemala).

History

BAC Credomatic has been providing financial services in the Central American region since 1952, when Banco de America (a predecessor entity) was founded in Nicaragua. In 1974, BAC Credomatic (at the time, Credomatic) began its credit card operations in Central America through Credomatic and launched its payment systems network. In 1985, BAC Credomatic entered the banking business in Costa Rica. As part of its regional expansion strategy, in 2007 BAC Credomatic acquired Banco Mercantil in Honduras, Propemi in El Salvador, and Corporación Financiera Miravalles in Costa Rica.

In June 2005, GE Capital acquired 49.99% of the capital stock of  BAC Credomatic from entities affiliated with Mr. Carlos Pellas (including BAC Credomatic Holding Company Ltd, or the minority shareholder) who owns a conglomerate of financial, industrial and commercial companies in Central America. In June 2009, GE Capital increased its ownership stake in BAC Credomatic to 75%, as contemplated by the shareholders agreement between GE Capital and the minority shareholder. In July 2010, GE Capital and Grupo Aval reached an agreement to sell 100% of BAC Credomatic to Banco de Bogotá. The acquisition was completed on December 9, 2010. Immediately prior to closing the transaction, GE Capital acquired the remaining 25.0% of BAC Credomatic’s share capital that it did not own from the minority shareholder.

As with our approach in our acquisitions in Colombia to date, we have retained a majority of BAC Credomatic’s senior management. These executives have an average of 15 years experience at BAC Credomatic and for the most part pre-date GE Capital’s 2005 investment in BAC Credomatic. We plan to continue executing our multi-brand business model by maintaining the BAC Credomatic brand and integrating it into our operations. We currently review BAC Credomatic’s results of operations on a monthly basis and consolidate such results in our audited financial statements through Banco de Bogotá.

BAC Credomatic operations

BAC Credomatic provides banking, credit card and other financial services mainly in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama. The BAC Credomatic brand is widely recognized in Central America, a region that is comparable to Colombia, with significant growth potential in financial services. At September 30, 2011, BAC Credomatic had assets of U.S.$8.6 billion, loans at book value of U.S.$5,7 billion and deposits of U.S.$5.9 billion. At September 30, 2011, BAC Credomatic had shareholders’ equity of U.S.$996 million and reported net income of U.S.$160 million for the nine-month period ended September 30, 2011. BAC Credomatic served more than 2.2 million customers through 472 points of contact including 224 full-service branches, 37 in-store branches offering teller services in retail stores, 183 on-site branches offering full banking services for corporate employees, and 28 auto/drive-thru branches throughout Central America at September 30, 2011 and a single technological platform that allows online transactions between countries in the region.

We believe that BAC Credomatic has a leading presence in the credit card-issuing business and a significant presence in the acquiring market in Central America. At September 30, 2011, BAC Credomatic had approximately 2.4 million credit card and debit card accounts, of which approximately 1.3 million were debit card accounts and approximately 1.0 million were credit card accounts. At December 31, 2010, BAC Credomatic’s credit card accounts represented approximately 25.7% (calculated based on BAC Credomatic data and information published by Euromonitor International). Through its merchant acquiring business, BAC Credomatic’s processing volume amounted to U.S.$6,941 million for the nine-month period ended September 30, 2011, representing an increase of U.S.$1,241 million, or 21.8%, from U.S.$5,700 million for the nine-month period ended September 30, 2010, mainly driven by strong performance in Costa Rica and Guatemala, and partially offset by decline in Panama.

BAC Credomatic offers a wide range of products and integrated financial solutions to its clients throughout the region. BAC Credomatic operates across two main integrated business lines, offering credit card and banking services to its customers.

The following chart shows BAC Credomatic’s principal subsidiaries at September 30, 2011.

Lending activities

The following table shows BAC Credomatic’s gross loan portfolio at the dates indicated. BAC Credomatic’s loan portfolio consists of credit card loans, commercial loans, mortgage loans, automobile and vehicle loans and personal loans. BAC Credomatic’s loan portfolio increased by U.S.$578 million and U.S.$283 million at September 30, 2011 and December 31, 2010, respectively. This increase was mainly driven by commercial loans, mortgages and credit cards, as economic activity recovered.

	At September 30,	At December 31,
	2011	2010	2009
		(in U.S.$ millions)
Credit card loans	1,312	1,306	1,244
Commercial loans(1)	1,868	1,740	1,619
Mortgage loans(2)	1,717	1,616	1,504
Automobile and vehicle loans	422	382	380
Other personal loans	331	312	325
Total	5,650	5,356	5,072

Source: BAC Credomatic.

(1)	Represents loans to businesses.

(2)	Includes loans measured at fair value.

We believe that BAC Credomatic’s customer knowledge, coupled with a centralized risk-management structure, has resulted in a high quality loan portfolio, with an average 90 days and more past due loan ratio of 1.6% from 2008 to 2010, 1.4% at December 31, 2010 and 1.1% at September 30, 2011.

Credit cards

BAC Credomatic has a leading presence in the credit card-issuing business and a significant presence in the merchant acquiring business in the region. Through its Credomatic brand, BAC Credomatic offers its customers a wide variety of credit and debit cards including Visa, MasterCard, American Express and Diners Club, and is the

only network that processes all major brands in the region. Additionally, BAC Credomatic and its customers benefit from co-branding agreements with major airlines (such as American Airlines and TACA Avianca) and major supermarkets (such as Pricesmart and Wal-Mart) present in the region. BAC Credomatic has been a member of Visa and MasterCard for more than 20 years, issuing both national and international credit cards. Moreover, BAC Credomatic is currently the exclusive credit card issuer and merchant acquirer of American Express in the Central American region, with the exception of Panama.

Card-issuing

BAC Credomatic has a leading presence in the Central American card-issuing market. At September 30, 2011, BAC Credomatic had approximately 2.4 million credit card and debit card accounts, of which 1.3 million were debit card accounts and 1.0 million were credit card accounts. BAC Credomatic’s credit card accounts represented 25.7% of total credit card accounts in Central America at December 31, 2010 (calculated based on BAC Credomatic data and information published by Euromonitor International). From December 31, 2005 to December 31, 2010, BAC Credomatic’s credit card accounts grew at a CAGR of 6.6% and its debit card accounts grew at a CAGR of approximately 20.9%. The following table shows the number of credit card and debit card accounts at the dates indicated.

	At September 30,	At December 31,
	2011	2010	2009
	(in thousands)
Credit cards	1,038	1,011	1,012
Debit cards	1,315	1,075	1,030
Total	2,354	2,085	2,042

Source: BAC Credomatic.

For the nine-month period ended September 30, 2011, BAC Credomatic’s billed volume was U.S.$3,886 million, a 23.5% increase of U.S.$3,148 million for the same period in the year before.

For the year ended December 31, 2010, BAC Credomatic’s billed volume was U.S.$4,469 million, a 19.6% increase of over U.S.$3,737 million for the year ended December 31, 2009.

	At September 30,	At December 31,
	2011	2010	2009
	(in U.S.$ millions)
Credit cards	3,287	3,789	3,208
Debit cards	600	680	529
Total	3,886	4,469	3,737

Source: BAC Credomatic.

In its card-issuing business, BAC Credomatic primarily services the premier and high-end customer segments in Central America. BAC Credomatic’s Platinum credit card clients averaged yearly expenditures in 2010 of U.S.$12,408 (U.S.$12,933 based on annualized figures for the nine-month period ended September 30, 2011) and represented approximately 13.8% of BAC Credomatic’s total credit card portfolio, and its Gold credit card clients averaged yearly expenditures in 2010 of U.S.$4,989 (U.S.$5,153 based on annualized figures for the nine-month period ended September 30, 2011) and represented approximately 24.1% of BAC Credomatic’s total credit card portfolio. BAC Credomatic’s Classic credit card clients, who averaged yearly expenditures in 2010 of U.S.$1,320 (U.S.$1,614 based on annualized figures for the nine-month period ended September 30, 2011), represented 57.8% of BAC Credomatic’s credit card portfolio while other clients represented the remaining 4.3%.

At September 30, 2011, BAC Credomatic’s credit card portfolio totaled U.S.$1.3 billion, growing at an 11.4% CAGR from U.S.$706 million in December 31, 2005. At this same date, 73.3% of BAC Credomatic’s credit card portfolio was distributed across Costa Rica, El Salvador, Guatemala and Panama. The remaining 26.7% was distributed among Honduras, Nicaragua and Mexico. The following table shows the credit card portfolio breakdown by country at the dates presented.

	At September 30,		At December 31,
Country	2011		2010		2009
	(in U.S.$ millions, except percentages)
Costa Rica	392	29.8%	408	31.2%	381	30.6%
El Salvador	211	16.1%	219	16.8%	242	19.5%
Guatemala	180	13.7%	185	14.2%	170	13.7%
Honduras	190	14.4%	181	13.9%	171	13.8%
Nicaragua	101	7.7%	94	7.2%	88	7.1%
Panama	179	13.7%	164	12.6%	150	12.1%
Mexico	60	4.5%	55	4.1%	42	3.2%
Total	1,312	100.0%	1,306	100.0%	1,244	100.0%

Source: Audited consolidated financial statements of BAC Credomatic’s subsidiaries.

For the past three years, BAC Credomatic has maintained a stable credit card portfolio quality. Of its total credit card portfolio, BAC Credomatic’s 90 days and more past due loans represented 2.0% at September 30, 2011, 2.0% at December 31, 2010, 2.8% at December 31, 2009 and 2.7% at December 31, 2008.

Merchant acquiring

BAC Credomatic has a significant presence in Central America’s merchant acquiring business, achieving processing volumes of U.S.$6,941 million and U.S.$5,700 million for the nine-month period ended September 30, 2011 and 2010, respectively; U.S.$8,042 million and U.S.$6,960 million for the years ended December 31, 2010 and 2009, respectively. This performance compares favorably to processing volumes of other leading Latin American issuers according to the Nilson Report at August 2010, such as Cielo’s (formerly known as Visanet) U.S.$110,956 million (Brazil), Redecard’s U.S.$76,713 million (Brazil), Santander Serfin’s U.S.$4,935 million (Mexico) and Grupo Bancolombia’s U.S.$3,766 million (Colombia). From December 31, 2005 to September 30, 2011, BAC Credomatic’s processing volume grew at a CAGR of 14.3%.

The table set forth below shows the processing volume for the period presented.

	At September 30,	At December 31,
	2011	2010	2009
Processing volume	(in U.S.$ millions)
Local	5,572	6,444	5,393
International	1,369	1,598	1,567
Total	6,941	8,042	6,960

Source: BAC Credomatic.

BAC Credomatic’s processing volume for the nine-month period ended September 30, 2011 of U.S.$6,941 million represented a increase of U.S.$1,241 million, or 21.8%, from U.S.$5,700 for the same period the year before. This increase is primarily due to a recovery in the economic activity after the financial crisis.

BAC Credomatic’s processing volume for the year ended December 31, 2010 of U.S.$8,042 million represented a increase of U.S.$1,082 million, or 15.5%, from U.S.$6,960 for the previous year. This increase is primarily due to a recovery in the economic activity compared to 2009.

BAC Credomatic has the only network in Central America that processes all the major brands including Visa, MasterCard, American Express and Diners Club. Furthermore, BAC Credomatic has exclusive card-issuing and merchant acquiring agreements with American Express for the Central American region, with the exception of Panama.

At September 30, 2011, BAC Credomatic serviced approximately 128,005 merchant locations, with 94% of credit card authorizations processed electronically through its 112,360 point-of-sale devices.

Banking

BAC Credomatic’s commercial and consumer banking divisions offer traditional banking services and products. In some jurisdictions, BAC Credomatic also offers pension plan administration, investment fund advice, financial advisory, leasing, private banking and insurance services, to its customers. Through its network and deep customer knowledge, BAC Credomatic is able to effectively offer services and solutions to its customers in addition to instant payment processing and funds transfers within the BAC Credomatic regional network.

Commercial banking

BAC Credomatic offers traditional commercial banking services and products. At September 30, 2011, 59.8% of BAC Credomatic’s commercial loan portfolio was distributed across Costa Rica, El Salvador, Guatemala and Panama. The remaining 40.2% was distributed among Honduras, Nicaragua, and regional offshore operations. The following table displays BAC Credomatic’s commercial loan portfolio by country at the dates presented.

	At September 30,		At December 31,
Country	2011		2010		2009
	(in U.S.$ millions, except percentages)
Costa Rica	479	25.7%	421	24.2%	411	25.4%
El Salvador	257	13.8%	235	13.5%	201	12.4%
Guatemala	137	7.3%	129	7.4%	142	8.7%
Honduras	446	23.9%	459	26.4%	452	27.9%
Nicaragua	294	15.7%	290	16.6%	243	15.0%
Panama(1)	243	13.0%	191	11.0%	157	9.7%
Regional offshore operations(2)	12	0.7%	14	0.8%	13	0.8%
Total	1,868	100.0%	1,740	100.0%	1,619	100.0%

Source: BAC Credomatic.

(1)	Panama loans include our operations from BAC Credomatic’s Panama subsidiaries and certain BAC Credomatic intercompany adjustments.

(2)	Includes BAC Bahamas Bank Ltd. and BAC International Bank (Grand Cayman).

BAC Credomatic has managed its commercial portfolio risk conservatively, maintaining high quality and coverage metrics. The following table displays BAC Credomatic’s commercial loan portfolio 90 days and more past due loan ratio, as well as its 90 days and more past due loan coverage ratio at the dates presented.

	At September 30,	At December 31,
	2011	2010	2009
	(in percentages)
90 days and more past due loan ratio	0.7	1.4	1.4
90 days and more past due loan coverage ratio	194.4	128.3	146.1

Source: BAC Credomatic.

BAC Credomatic also offers investment products, supplier and payroll ePayments, Ameritransfer (online transfer of funds among deposit accounts in BAC Credomatic’s network), online banking and foreign exchange services as part of its commercial banking platform in the region. At September 30, 2011, BAC Credomatic had more than 80,149 enterprise customers, divided into three main sectors: (1) corporate, consisting of companies with over U.S.$250,000 in deposits, more than 100 employees, and loans over U.S.$1,000,000, which represented 79.6% of total commercial loans; (2) midsize companies, composed of companies with deposits of U.S.$50,000 to U.S.$250,000, between 51 to 100 employees, and loans between U.S.$300,000 to U.S.$1,000,000, which represented 11.2%  of total commercial loans; and (3) small companies, consisting of companies with deposits of less than U.S.$50,000, fewer than 50 employees, and loans under U.S.$300,000, which represented 9.2% of total commercial loans.

BAC Credomatic’s electronic transfer and payment capabilities allow corporate clients to instantly transfer funds between different commercial and consumer accounts, provided that all parties have a BAC Credomatic account. BAC Credomatic recorded over U.S.$21.5 billion in electronic payments in 2010 and over U.S.$18.3 billion in electronic payments for the nine-month period ended September 30, 2011.

Electronic transfers originate mainly from: (1) merchant deposit transfer payments (instant electronic payments to merchants); (2) Ameritransfer (online transfer of funds across the region); (3) supplier ePayments (instant electronic payments from merchants to suppliers); and (4) payroll ePayments (payroll payments from companies to employees). The following table breaks down BAC Credomatic’s electronic transfers by product for the dates presented.

	At September 30,	At December 31,
	2011	2010	2009
	(in U.S.$ billions)
Merchant deposit transfers	6.9	8.0	6.2
Ameritransfer	3.7	4.5	4.3
Payroll ePayments	2.4	3.0	2.4
Supplier ePayments	5.3	6.0	4.7
Total	18.3	21.5	17.6

Source: BAC Credomatic.

Consumer banking

At September 30, 2011, as a proportion of BAC Credomatic’s total consumer loan portfolio, mortgage loans represented 69.5%, automobile and vehicle loans represented 17.1% and other personal loans represented 13.4% and approximately 84.4% of the total consumer loan portfolio had a maturity greater than five years. At September 30, 2011, consumer loans amounted to U.S.$2.5 billion, a 6.9% increase over U.S$2.3 billion at December 31, 2010. At September 30, 2011, 80.2% of BAC Credomatic’s consumer loan portfolio was distributed across Costa Rica, El Salvador, Guatemala and Panama. The remaining 19.8% was distributed among Honduras, Nicaragua and regional offshore operations. The following table displays BAC Credomatic’s consumer loan portfolio by country at the dates presented.

	At September 30,		At December 31,
Country	2011		2010		2009
	(in U.S.$ millions, except percentages)
Costa Rica(1)	826	33.4%	717	31.0%	648	29.3%
El Salvador	358	14.5%	354	15.3%	362	16.4%
Guatemala	294	11.9%	300	13.0%	293	13.3%
Honduras	313	12.7%	301	13.0%	302	13.7%
Nicaragua	153	6.2%	147	6.4%	146	6.6%
Panama(2)	503	20.4%	467	20.2%	454	20.5%
Regional offshore operations(3)	22	0.9%	25	1.1%	5	0.2%
Total	2,470	100.0%	2,311	100.0%	2,210	100.0%

Source: BAC Credomatic.

(1)	Includes loans measured at fair value.

(2)	Loans include operations of BAC Credomatic’s Panama subsidiaries and certain BAC Credomatic intercompany adjustments.

(3)	Includes BAC Bahamas Bank Ltd. and BAC International Bank (Grand Cayman).

At September 30, 2011, BAC Credomatic’s mortgage loans had an individual average mortgage balance of approximately U.S.$57,917, with an average loan-to-value ratio of approximately 58.86%. Given that BAC Credomatic’s mortgage loan portfolio has no significant exposure to the higher risk sectors such as vacation homes or second-home mortgages, it maintains a 90 days and more past due loan ratio of 1.2% and a coverage of 90 days and more past due loans of 124.6% (includes recovery value of collateral). The following table displays BAC Credomatic’s mortgage loan portfolio 90 days and more past due loan ratio, as well as its 90 days and more past due loan coverage ratio at the dates presented.

	At September 30,	At December 31,
	2011	2010	2009
	(in percentages)
90 days and more past due loan ratio	1.2	1.4	1.4
90 days and more past due loan coverage ratio(1)	124.6	130.4	125.5

Source: BAC Credomatic.

(1)	Includes recovery value of collateral.

At September 30, 2011, BAC Credomatic’s automobile and vehicle loan portfolio had an individual average balance of approximately U.S.$10,163, maintaining a 90 days and more past due loan ratio of 0.3%. The following table displays BAC Credomatic’s auto loan portfolio 90 days and more past due loan ratio, as well as its 90 days and more past due loan coverage ratio at the dates presented.

	At September 30,	At December 31,
	2011	2010	2009
	(in percentages)
90 days and more past due loan ratio	0.3	0.5	1.1
90 days and more past due loan coverage ratio	182.4	156.5	93.2

Source: BAC Credomatic.

BAC Credomatic’s personal loan portfolio includes individual loans, retirement linked loans, payroll loans and consumer finance loans. At September 30, 2011, BAC Credomatic’s personal loan portfolio had an individual average loan balance of approximately U.S.$3,598, and a 90 days and more past due loan ratio of 0.4%. The following table displays BAC Credomatic’s personal loan portfolio 90 days and more past due loan ratio, as well as its 90 days and more past due loan coverage ratio at the dates presented.

	At September 30,	At December 31,
	2011	2010	2009
	(in percentages)
90 days and more past due loan ratio	0.4	0.8	1.2
90 days and more past due loan coverage ratio	206.7	153.3	190.3

Source: BAC Credomatic.

Deposit activities

The following table shows BAC Credomatic’s deposit breakdown at the dates indicated. At September 30, 2011, 43% of BAC Credomatic’s deposit base was represented by demand deposits. Total deposits decreased by 2.3% from December 31, 2010 to September 30, 2011. From December 31, 2005 to September 30, 2011, the CAGR of total deposits has been 18.1%.

	At September 30,	At December 31,
	2011	2010	2009
	(in U.S.$ millions)
Demand deposits	2,558	2,731	2,183
Savings deposits	1,185	1,130	964
Time deposits	2,153	2,171	2,202
Total	5,895	6,032	5,349

Source: BAC Credomatic.

Distribution network

BAC Credomatic serves its customers throughout Central America with a diversified distribution network that includes branches, kiosks (non-cash machines which provide online banking capabilities as well as a full keyboard), ATMs, a standardized online banking platform, call centers, and mobile phone banking. Additionally, BAC Credomatic’s strong point-of-sale presence in 128,005 merchant locations in Central America at September 30, 2011 allows clients to perform various transactions, including purchases, using credit or debit cards, payments of credit card balances and loyalty program services.

BAC Credomatic serves its clients through multiple channels to cover the needs of different customer segments across the region.

The following map shows BAC Credomatic’s branch distribution at September 30, 2011.

Source: BAC Credomatic at September 30, 2011.

At September 30, 2011, BAC Credomatic had a network of 1,172 ATMs in the region. BAC Credomatic was the first bank in Central America to offer deposit capabilities with instant credit balance through its ATMs. Additionally, BAC Credomatic has 227 self-service kiosks.

BAC Credomatic deployed the first mobile banking platform in Central America and expects to benefit from further regional penetration. BAC Credomatic’s mobile banking system is SMS-enabled and it has several smart phone applications under development.

Foreign exchange rate risk related to the BAC Credomatic acquisition

Following the completion of the BAC Credomatic acquisition, Grupo Aval is exposed to changes in the values of current holdings and future cash flows denominated in other currencies. The types of instruments exposed to foreign exchange rate risk include, for example, investments in foreign subsidiaries, foreign currency-denominated loans and securities, foreign currency-denominated debt and various foreign exchange derivative instruments whose values fluctuate with changes in the level or volatility of currency exchange rates or foreign interest rates. Hedging instruments used to mitigate this risk include foreign exchange options, currency swaps, futures, forwards, foreign currency-denominated debt amounting to approximately U.S.$1.3 billion and deposits.

Grupo Aval has financed the BAC Credomatic acquisition, as described in this section, through the use of three facilities denominated in U.S. dollars and amounting to approximately U.S.$1.3 billion. The foreign exchange rate risk associated with this U.S. dollar-denominated liability will be hedged with the net investment that Grupo Aval will maintain in BAC Credomatic. The difference between the U.S. dollar-denominated debt and the net investment in BAC Credomatic (including any goodwill associated with the acquisition) would result in a net U.S. dollar asset position which Grupo Aval expects to hedge with forward contracts.

In accordance with its market risk policies, BAC Credomatic maintains a U.S. dollar net asset position (long U.S. dollar position) which is intended to hedge 100% (and in no case less than 60%) of its shareholders’ equity against possible devaluations of each of the local currencies in the countries where it operates against the U.S. dollar.

Other corporate information

Technology

We continuously invest in new technology and the renewal of equipment and infrastructure in order to serve customers effectively, improve our profitability and grow our business. We believe that proper management of technology is key to the efficient management of our business. Our technology architecture focuses on our customers and supports our business model.

Our banking subsidiaries, Porvenir and Corficolombiana, currently maintain their own technological infrastructure and software. We believe that this technology provides us with an opportunity to seek potential additional synergies as we implement our overall technology model: assisting with the standardization and implementation of systems developed in our subsidiaries and sister banks.

One of our most successful initiatives to date has been the coordination of banking branches and electronic channels within our Colombian banks, in Porvenir and A Toda Hora S.A. (ATH), the administrator of our ATMs and the transactional services that flow through the Red de Grupo Aval network. Although these electronic channels have been fully implemented, we plan to continue to enhance their operations with new technology. The Red de Grupo Aval coordinates connectivity between branches, technical support, webpages and transactional Internet, mobile banking, non-banking correspondence and payments and collections.

Our principal projects currently consist of the following:

•
Technological architecture: We are pursuing a new technology model to deploy a new core banking system and to adopt and transform applications based on a service-oriented architecture that will increase efficiencies; and

•
Business basic software: Our focus is on implementing a CRM (customer relationship management) and BI (business intelligence), credit card solutions and approval process, commercial portfolio, external trade, collections, and the SARO (operational risk management system) project.

We incurred Ps 550.4 billion and Ps 407.2 billion of capital expenditures relating to information technology in the nine-month period ended September 30, 2011 and the year ended December 31, 2010, respectively, and expect to invest more than Ps 334 billion in 2011.

Employees

At September 30, 2011, on a consolidated basis, we employed approximately 54,467 individuals, with 43,072 employees, 5,455 personnel provided by staffing service companies and 5,940 outside contractors.

The following table presents the approximate breakdown of the employees, personnel provided by staffing service companies and outside contractors of our banking subsidiaries, Porvenir, Corficolombiana and Grupo Aval (unconsolidated), at September 30, 2011.

	Banco de Bogotá (1)(2)	Banco de Occidente(3)	Banco Popular(4)	Banco AV Villas(5)	Porvenir	Corficolombiana(6)	BAC Credomatic	Grupo Aval (unconsolidated)	Total
Employees	8,900	8,250	3,877	4,445	1,916	666	14,907	111	43,072
Personnel provided by staffing service companies	2,596	96	1,529	812	40	90	290	2	5,455
Outside contractors	2,760	580	1,064	1,275	147	109	–	5	5,940
Total	14,256	8,926	6,470	6,532	2,103	865	15,197	118	54,467

(1)	Excludes employees of Porvenir, Corficolombiana, BAC and their subsidiaries.

(2)	49.4% of Banco de Bogotá’s direct employees (7,655) are represented by unions and 59.0% of such employees are covered by collective bargaining agreements that expire in August 2012.

(3)	50.7% of Banco de Occidente’s direct employees (6,737) are represented by unions and are covered by collective bargaining agreements that expire in December 2011.

(4)	21.6% of Banco Popular’s direct employees (3,209) are represented by unions and 98.8% of such employees are covered by collective bargaining agreements that expire in December 2011.

(5)	Less than 0.1% of Banco AV Villas’ direct employees (3,904) are represented by unions.

Properties

Grupo Aval does not directly own any properties. We have listed below the property holdings of each of our banking subsidiaries, Porvenir and Corficolombiana at September 30, 2011 in Colombia. All our subsidiaries own properties for corporate purposes only.

		Value of properties
	Number of properties	Book value	Reappraisal	Total
		(Ps billions)
Banco de Bogotá	434	155.5	532.5	688.0
Banco de Occidente	165	107.6	211.7	319.3
Banco Popular	181	72.5	269.3	341.8
Banco AV Villas	133	79.6	144.2	223.9
Corficolombiana	112	5.1	26.3	31.4
Porvenir	135	36.6	13.6	50.1
Total	1,160	456.9	1,197.5	1,654.5

Legal proceedings

We, our banking subsidiaries, Porvenir and Corficolombiana are party to lawsuits and administrative proceedings incidental to the normal course of our business.

We record contingency provisions when the risk of loss is probable, in which case, we would consider settling. In cases where we litigate a claim, we record a provision for our estimate of the probable loss based on historical data for similar claims. Due to the provisions we have established and the legal opinions we have received, we do not believe that any liabilities related to such lawsuits or proceedings will have a material adverse effect on our financial conditions or results of operations. At September 30, 2011, we, our banking subsidiaries, Corficolombiana, Porvenir and BAC have recorded provisions for a total amount of approximately Ps 41.6 billion.

Constitutional actions

We, our banking subsidiaries, Porvenir and Corficolombiana are also party to collective or class actions (“acciones populares” or “acciones de grupo,” respectively). Collective actions are court actions where an individual seeks to protect collective rights and prevent contingent damages, obtain injunctions and damages caused by an infringement of collective rights of which the following are the most significant.

All pension and severance fund administrators in Colombia, including Porvenir, are subject to at least two class actions in which certain individuals are alleging that the pension and severance funds administrators have caused damages to their customers by (1) paying returns earned by the severance and pension funds below the minimum profitability certified by the Superintendency of Finance, and (2) making payments to its customers—under the scheduled retirement system—below the established standards. Additionally, Porvenir and four of the largest pension and severance funds are subject to a constitutional action relating to charging commissions above the legally established limits for contributions to mandatory pension funds. These constitutional actions are seeking the payment of the alleged damages caused to fund managers’ customers. No provisions have been established in connection with these three constitutional actions because the amount is unquantifiable, and we consider the probability of loss to be remote.

Banco de Bogotá, Banco de Occidente, Banco Popular and Corficolombiana are subject to two relevant constitutional actions, as follows:

•
A constitutional action filed by certain individuals on behalf of the taxpayers of Cali, claiming that Banco de Bogotá S.A., among other financial institutions, abused its dominant position as creditors of the municipality of Cali in connection with credit facilities granted to such institutions, and therefore, are seeking the reimbursement of interest paid by the municipality in excess of the amounts due at September 30, 2009. We believe that the probability of loss in connection with this constitutional action is low (eventual) and, as such, have not recorded any provisions in connection with this constitutional action.

•
A constitutional action filed by certain individuals on behalf of Department of Valle (Departamento del Valle) against several financial institutions, including Banco de Bogotá S.A., claims that the Department has paid interest in a manner prohibited by law, in connection with a credit facility granted to the Province. In addition, the plaintiffs are claiming that the defendants did not pay the alleged real value of the shares of Sociedad Portuaria de Buenaventura and Empresa de Energía del Pacífico, on a sale transaction of said shares. We consider the probability of loss in connection with this constitutional action to be low (eventual) and, therefore, have not recorded any provision.

Banco AV Villas is subject to constitutional actions brought against several companies in the financial sector in Colombia in connection with the recalculation of mortgage interests that allegedly damaged several mortgage lenders. Banco AV Villas has a comparatively small mortgage portfolio, and we believe that the probability of loss in connection with these constitutional actions is remote.

Other litigation

The Superintendency of Industry and Commerce is currently conducting an investigation into certain Colombian banks, including certain of our banking subsidiaries, including Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, for alleged price fixing of bank interchange fees charged by issuer banks to acquiring banks during the period from May 2007 to October 2008. See “Risk Factors—Risks relating to our businesses and industry—Risks relating to our banking business—We may face legal and other challenges to maximizing revenue from credit card fees and other fees from customers.”

In addition to the matters described above, we, our banking subsidiaries, Porvenir, Corficolombiana and BAC are from time to time subject to claims and parties to legal proceedings incidental to the normal course of our business, including in connection with our lending activities, employees, taxation matters and other general commercial matters. Due to the inherent difficulty of predicting the outcome of legal disputes, we cannot predict the eventual outcome of these pending matters, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have recorded adequate provisions for the anticipated costs in connection with these claims and legal proceedings and believe that liabilities related to such claims and proceedings should not, in the aggregate, have a material adverse effect on our business, financial conditions, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, the ultimate resolution of these matters may exceed the provisions that we have currently recorded. As a result, the outcome of a particular matter could be material to our operating results for a particular period.

Subsidiary dividends

The following tables presents the net profits of, and dividends declared by, each of our banks and Porvenir, and the amount of dividends received by us from each of them during the periods indicated.

	For the twelve-month period ended September 30,
	2011	2011	2011	2011	2011	2011
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Porvenir	Total
	(in Ps billions, except percentages)
Direct Ownership interest held by Grupo Aval	64.7%	68.2%	93.7%	79.9%	20.0%
Unconsolidated net profits	936	434	372	157	147	2,046
Dividends declared	468	195	172	68	160	1,065
Dividends contributed to Grupo Aval	302	133	108	54	32	629

	For the year ended December 31,
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
	Banco de Bogotá			Banco de Occidente			Banco Popular			Banco AV Villas
	(in Ps billions, except percentages)
Direct Ownership interest held by Grupo Aval	65.3%	65.3%	65.3%	68.0%	73.2%	73.2%	30.7%	30.7%	30.7%	79.9%	79.9%	79.8%
Unconsolidated net profits	782	731	650	389	361	337	352	304	250	144	110	103
Dividends declared	423	373	357	185	165	155	169	131	89	64	56	52
Dividends contributed to Grupo Aval	275	244	233	126	117	114	52	40	27	51	45	42

	For the year ended December 31,
	2010	2009	2008	2010	2009	2008	2010	2009	2008
	Porvenir			Leasing de Occidente (1)			Total
	(in Ps billions, except percentages)
Direct Ownership interest held by Grupo Aval	20.0%	20.0%	20.0%	–	7.6%	7.6%	–	–	–
Unconsolidated net profits	155	165	97	–	65	57	1,822	1,736	1,494
Dividends declared	155	146	92	–	22	50	996	893	796
Dividends contributed to Grupo Aval	31	29	18	–	2	4	534	476	439

(1)	Banco de Occidente’s leasing subsidiary, Leasing de Occidente, was merged into Banco de Occidente in June 2010.

Non-GAAP measures reconciliation

The tables in this section and elsewhere in this Form 6-K provide a reconciliation of non-GAAP measures to GAAP measures. For a reconciliation of certain capitalization ratios described in “Operating and Financial Review and Prospects—Liquidity and capital resources,” see “Supervision and Regulation—Capital adequacy requirements.”

ROAA and ROAE

We believe ROAA, which is calculated as net income before non-controlling interest divided by average assets provides a more meaningful measure of return on assets than a calculation based on net income over average assets because, although non-controlling interests affect the amount of reported net income, they do not affect the profitability of assets. We believe ROAE, which is calculated as net income divided by average shareholders’ equity, provides a meaningful measure of the return generated for our shareholders.

The following table illustrates ROAA and ROAE for our bank subsidiaries, Grupo Aval (consolidated) and our principal competitors, for the period from 2008 to 2010 and the nine-month period ended September 30, 2011 using the beginning and end-period data.

	Nine-month period ended September 30,	Year ended December 31,
	2011	2010	2009	2008
	(in Ps billions, except where otherwise indicated)
Banco de Bogotá:
Average assets(1)	62,011	47,911	34,014	29,749
Average equity(3)	5,182	3,679	3,075	2,580
Net income	776	915	956	649
Net income divided by average assets	1.7%	1.9%	2.8%	2.2%
Non-controlling interest	415	483	551	238
ROAA(1)	2.6%	2.9%	4.4%	3.0%
ROAE(3)	20.0%	24.9%	31.1%	25.2%
Non-controlling interest divided by income before non-controlling interest	34.9%	34.6%	36.6%	26.8%

	Nine-month period ended September 30,	Year ended December 31,
	2011	2010	2009	2008
	(in Ps billions, except where otherwise indicated)
Banco de Occidente:
Average assets(1)	20,038	18,356	17,290	15,280
Average equity(3)	2,754	2,263	1,674	1,343
Net income	346	386	382	349
Net income divided by average assets	2.3%	2.1%	2.2%	2.3%
Non-controlling interest	1	2	45	39
ROAA(1)	2.3%	2.1%	2.5%	2.5%
ROAE(3)	16.7%	17.1%	22.8%	26.0%
Non-controlling interest divided by income before non-controlling interest	0.4%	0.5%	10.5%	10.0%

Banco Popular:
Average assets(1)	13,586	11,937	10,625	9,304
Average equity(3)	1,763	1,516	1,147	873
Net income	298	362	304	252
Net income divided by average assets	2.9%	3.0%	2.9%	2.7%
Non-controlling interest	4	4	2	2
ROAA(1)	3.0%	3.1%	2.9%	2.7%
ROAE(3)	22.5%	23.8%	26.5%	28.9%
Non-controlling interest divided by income before non-controlling interest	1.2%	1.0%	0.7%	1.0%

Banco AV Villas:
Average assets(1)	7,246	6,504	5,614	4,865
Average equity(3)	862	786	700	639
Net income	119	144	111	103
Net income divided by average assets	2.2%	2.2%	2.0%	2.1%
Non-controlling interest	0	0	0	0
ROAA(1)	2.2%	2.2%	2.0%	2.1%
ROAE(3)	18.4%	18.4%	15.8%	16.1%
Non-controlling interest divided by income before non-controlling interest	0.4%	0.3%	0.4%	0.2%

Grupo Aval (consolidated):
Average assets(1)	101,514	83,651	67,036	58,825
Average equity(3)	6,156	4,319	3,647	2,984
Net income	884	957	1,065	757
Net income divided by average assets	1.2%	1.1%	1.6%	1.3%
Non-controlling interest	825	874	1,051	671
ROAA(1)(2)	2.2%	2.2%	3.2%	2.4%
ROAE(3)	19.2%	22.2%	29.2%	25.4%
Non-controlling interest divided by income before non-controlling interest	48.3%	47.7%	49.7%	47.0%

	Nine-month period ended September 30,	Year ended December 31,
	2011	2010	2009	2008
	(in Ps billions, except where otherwise indicated)
Bancolombia:
Average assets(1)	74,359	64,980	61,824	56,967
Average equity(3)	8,207	7,490	6,575	5,658
Net income	1,160	1,436	1,257	1,291
Net income divided by average assets	2.1%	2.2%	2.0%	2.3%
Non-controlling interest	8	13	15	19
ROAA(1)	2.1%	2.2%	2.1%	2.3%
ROAE(3)	18.8%	19.2%	19.1%	22.8%
Non-controlling interest divided by income before non-controlling interest	0.7%	0.9%	1.2%	1.4%

Davivienda:
Average assets(1)	32,360	27,884	24,496	21,598
Average equity(3)	3,724	3,133	2,483	2,087
Net income	434	579	461	425
Net income divided by average assets	1.8%	2.1%	1.9%	2.0%
Non-controlling interest(4)		6	9	4
ROAA(1)	1.8%	2.1%	1.9%	2.0%
ROAE(3)	15.5%	18.5%	18.6%	20.4%
Non-controlling interest divided by income before non-controlling interest(4)	–	1.0%	1.8%	1.0%

BBVA Colombia(5):
Average assets(1)	–	20,559	19,657	18,865
Average equity(3)	–	2,138	1,899	1,641
Net income	–	424	377	363
Net income divided by average assets	–	2.1%	1.9%	1.9%
Non-controlling interest	–	1	1	1
ROAA(1)	–	2.1%	1.9%	1.9%
ROAE(3)	–	19.8%	19.9%	22.2%
Non-controlling interest divided by income before non-controlling interest	–	0.2%	0.2%	0.2%

Source: Company calculations based on each bank’s consolidated financial statements for the period indicated.

(1)	For methodology used to calculate ROAA, see note 2 to the table under “Summary—Our company—Financial and operating data.”

(2)	Excluding BAC financial data, Grupo Aval’s ROAA at December 31, 2010 is presented below.

Year ended December 31, 2010
Grupo Aval
Average adjusted assets(1)	74,574.0
Net income	956.9
Net income divided by average adjusted assets	1.3%
Income attributable to non-controlling interest	874.2
ROAA(1)	2.5%
Income attributable to non-controlling interest divided by income before non-controlling interest	47.7%

(3)	For methodology used to present ROAE, see note 3 to the table under “Summary—Our company—Financial and operating data.”

(4)	Non-controlling interest information is not available for Davivienda for the nine-month period ending at September 30, 2011.

(5)	Financial information is not publicly available as of the date of this Form 6-K for BBVA Colombia for the nine-month period ended September 30, 2011.

The following tables illustrate ROAA and ROAE using quarterly period-end data for average assets and equity for Grupo Aval and its banking subsidiaries for the periods indicated.

	Nine-month period ended September 30,		Year ended December 31,
	2011	2010	2010	2009	2008
	(in Ps billions, except where otherwise indicated)
Grupo Aval (consolidated):
Average assets(1)	100,758.4	73,671.7	76,622.5	66,863.8	57,642.2
Average equity(3)	5,162.2	3,979.7	4,112.7	3,920.5	2,761.7
Net income	884.3	700.1	956.9	1,065.4	757.1
Net income divided by average assets	1.2%	1.3%	1.2%	1.6%	1.3%
Non-controlling interest	825.1	705.1	874.2	1,051.5	671.3
ROAA(1)(2)	2.3%	2.5%	2.4%	3.2%	2.5%
ROAE(3)	22.8%	23.5%	23.3%	27.2%	27.4%
Non-controlling interest divided by income before non-controlling interest	48.3%	50.2%	47.7%	49.7%	47.0%

(1)	For methodology used to calculate ROAA, see note 2 to the table under “Summary—Our company—Financial and operating data.”

(2)	Excluding BAC financial data, Grupo Aval’s ROAA at December 31, 2010 is presented below.

Year ended December 31, 2010
Grupo Aval
Average adjusted assets(1)	75,212.2
Net income	956.9
Net income divided by average adjusted assets	1.3%
Income attributable to non-controlling interest	874.2
ROAA(1)	2.4%
Income attributable to non-controlling interest divided by income before non-controlling interest	47.4%

(3)	For methodology used to present ROAE, see note 3 to the table under “Summary—Our company—Financial and operating data.”

	At September, 30, 2011
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas
	(in Ps billions)
Average assets(1)	62,174.7	19,804.9	13,706.9	7,060.0
Average equity(2)	5,603.1	2,600.9	1,754.1	851.7
Net income	775.8	345.9	297.8	118.8
Net income divided by average assets	1.2%	1.7%	2.2%	1.7%
Non-controlling interest	415.3	1.5	3.7	0.4
ROAA(1)	2.6%	2.3%	2.9%	2.3%
ROAE(2)	18.5%	17.7%	22.6%	18.6%
Non-controlling interest divided by income before non-controlling interest	34.9%	0.4%	1.2%	0.4%

(1)	For methodology used to calculate ROAA, see note 2 to the table under “Summary—Our company—Financial and operating data.”

(2)	For methodology used to present ROAE, see note 3 to the table under “Summary—Our company—Financial and operating data.”

Efficiency ratio

The following table illustrates the efficiency ratio of our banking subsidiaries, Grupo Aval and our principal competitors at the dates indicated.

	At September 30, 2011(1)
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval consolidated	Bancolombia
	(in Ps billions)
Total operating expenses	2,181	625	459	319	3,646	2,688
Depreciation	87	87	17	14	206	158
Goodwill amortizations	59	1	0	0	73	36
Operating expenses before depreciation and amortization	2,035	537	442	305	3,366	2,494
Total operating income	3,821	1,080	851	490	6,010	4,164
Provisions, net	94	127	47	36	303	270
Operating income before provisions	3,915	1,207	897	526	6,313	4,435
Efficiency ratio(2)	52.0%	44.5%	49.3%	57.9%	53.3%	56.2%

	At December 31, 2010
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
	(in Ps billions)
Total operating expenses	1,758	764	558	390	3,520	3,098	–	924
Depreciation	58	119	21	17	215	196	–	41
Goodwill amortizations	22	1	–	–	29	56	–	49
Operating expenses before depreciation and amortization	1,678	645	537	373	3,277	2,847	1,333	833
Total operating income	3,570	1,258	1,027	568	6,005	4,957	–	–
Provisions, net	611	192	102	122	1,027	548	–	–
Operating income before provisions	4,181	1,450	1,129	691	7,032	5,505	2,626	1,658
Efficiency ratio(2)	40.1%	44.5%	47.6%	53.9%	46.6%	51.7%	50.8%	50.2%

(1)	Financial information is not publicly available as of the date of this Form 6-K for our principal competitors, other than Bancolombia, for the nine-month period ended September 30, 2011.

(2)	Efficiency ratio is calculated as operating expenses before depreciation and amortization divided by operating income before net provisions.

Tangible equity ratio

The following tables illustrate the tangible equity ratio of our subsidiaries, the aggregate of our subsidiaries, Grupo Aval and our principal competitors at the dates indicated.

	At September 30, 2011(1)
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate	Grupo Aval consolidated	Bancolombia
	(in Ps billions)
Shareholders’ equity	6,446	2,924	1,830	886	12,086	7,756	8,466
Non-controlling interest	2,433	6	47	4	2,490	4,733	65
Total assets	64,675	21,439	14,449	7,535	108,098	106,718	80,622
Shareholders’ equity + Non controlling interest / Assets	13.7%	13.7%	13.0%	11.8%	13.5%	11.7%	10.6%
Goodwill	2,656	26	–	–	2,682	3,109	719
Shareholders’ equity + Non-controlling interest – Goodwill	6,223	2,904	1,877	890	11,895	9,380	7,812
Total assets – Goodwill	62,019	21,413	14,449	7,535	105,416	103,609	79,904
Tangible equity ratio(2)	10.0%	13.6%	13.0%	11.8%	11.3%	9.1%	9.8%

	At December 31, 2010
	Grupo Aval entities
	Banco de Bogotá	Banco de Occidente	Banco Popular	Banco AV Villas	Grupo Aval aggregate	Grupo Aval consolidated	Bancolombia	Davivienda	BBVA Colombia
	(in Ps billions)
Shareholders’ equity	3,918	2,584	1,696	838	9,035	4,555	7,947	3,569	2,254
Non-controlling interest	2,302	7	46	4	2,359	4,475	71	26	4
Total assets	59,347	18,638	12,723	6,957	97,665	96,309	68,095	29,610	22,096
Shareholders’ equity + Non controlling interest / Assets	10.5%	13.9%	13.7%	12.1%	11.7%	9.4%	11.8%	12.1%	10.2%
Goodwill	2,569	27	–	–	2,597	3,031	751	1,258	450
Shareholders’ equity + Non-controlling interest – Goodwill	3,651	2,564	1,742	841	8,798	5,999	7,267	2,337	1,808
Total assets – Goodwill	56,777	18,611	12,723	6,957	95,068	93,278	67,344	28,352	21,646
Tangible equity ratio(2)	6.4%	13.8%	13.7%	12.1%	9.3%	6.4%	10.8%	8.2%	8.4%

(1)	Financial information is not publicly available as of the date of this Form 6-K for Davivienda and BBVA Colombia, for the nine-month period ended September 30, 2011.

(2)	Tangible equity ratio is calculated as shareholders’ equity plus non-controlling interest minus goodwill, divided by total assets minus goodwill.

Item 13.

SUPERVISION AND REGULATION

Colombian banking regulators

Pursuant to the Colombian Constitution, Colombia’s Congress has the power to prescribe the general legal framework within which the government and other authorities may regulate the financial system. The Colombian Constitution also permits the Congress to authorize government intervention in the economy by statute. The agencies vested with the authority to regulate the financial system are the board of directors of the Colombian Central Bank, the Colombian Ministry of Finance and Public Credit, the Superintendency of Finance, the Superintendency of Industry and Commerce and the Securities Market Self-Regulatory Organization.

Central Bank

The Colombian Central Bank exercises the customary functions of a central bank, including price stabilization, legal currency issuance, regulation of currency circulation, credit and exchange rate monitoring and administration of international reserves. Its board of directors is the regulatory authority for monetary, currency exchange and credit policies, and is responsible for the direction and execution of the Colombian Central Bank duties. The Colombian Central Bank also acts as a last resort lender to financial institutions.

Pursuant to the Colombian Constitution, the Colombian Central Bank is autonomous and independent from the government in the formulation of monetary policy and currency exchange and credit policies. Specifically, the Constitution provides administrative, technical, budgetary and legal autonomy for the Colombian Central Bank and its board of directors in respect of monetary, credit and foreign exchange matters. The Colombian Central Bank reports to the National Congress. Its board of directors has seven members, one of whom is the Minister of Finance and Public Credit, one of whom is the General Manager of the Colombian Central Bank, and the other five, who are full-time employees, are appointed by the President of Colombia for four-year terms that can be extended.

Ministry of Finance and Public Credit

The Ministry of Finance designs, coordinates, regulates and executes economic policy, seeking to create an optimal administration of public finances for the economic and social development of the country. The Ministry of Finance regulates all aspects of finance, securities and insurance activities, pursuant to powers conferred by the Colombian Constitution. As part of its duties, the Ministry of Finance issues decrees related mainly to financial, taxation, customs, public credit and budgetary matters that may affect banking transactions in Colombia. In particular, the Ministry of Finance is responsible for regulations relating to financial institutions’ capital adequacy, risk limitations, authorized transactions, disclosure of information and accounting.

According to Decree 4172 of 2011, the “Unidad Administrativa Especial, Unidad de Proyección Normativa y Estudios de Regulación Financiera,” an independent unit of the Ministry of Finance, is responsible for preparing and drafting any new financial regulation to be issued by the Ministry of Finance.

Superintendency of Finance

The Superintendency of Finance was created as a result of the merger between the Superintendency of Banking and the Superintendency of Securities in 2005. All of the powers and responsibilities of the former Superintendency of Banking and Superintendency of Securities were assigned to the newly created Superintendency of Finance.

The Superintendency of Finance is a technical entity affiliated with the Ministry of Finance that acts as the inspection, supervision and control authority of persons involved in financial, insurance and securities exchange activities, and any other operations related to the management, use or investment of resources collected from the public. The Superintendency of Finance is responsible for supervising the Colombian financial system with the purpose of preserving its stability and trustworthiness, as well as promoting, organizing and developing the Colombian securities market and protecting the users of financial and insurance services and investors in general.

Financial institutions must obtain the authorization of the Superintendency of Finance before commencing operations. In addition, all public offerings of securities require the prior approval of the Superintendency of Finance.

Violations of the financial system rules and regulations are subject to administrative and, in some cases, criminal sanctions. The Superintendency of Finance may inspect Colombian financial institutions on a discretionary basis and has the authority to impose fines on such institutions and their directors and officers for violations of Colombian laws or regulations, or such financial institutions’ by-laws.

The Superintendency of Finance exerts its supervisory powers over the financial sector on a consolidated and comprehensive basis. The consolidated supervision extends to all financial institutions including banks operating in Colombia and their subsidiaries abroad, in the latter case to the extent permitted by the laws of the respective country of incorporation. For these purposes, the Superintendency of Finance has executed several memorandums of understanding with foreign financial sector regulators, including the Superintendency of Banks of Panamá and the Superintendency of the Financial System of El Salvador, and is currently negotiating the execution of additional memorandums of understanding with other financial regulators, to promote an exchange of information and enhance its consolidated and comprehensive supervision.

According to Colombian law (Decree 2555 of 2010 and Basic Accounting Circular), and in order to facilitate the Superintendency of Finance’s supervision, financial institutions are required to consolidate the results of operations of all of their subsidiaries in order to present consolidated financial statements of the controlling entity and its subsidiaries, consolidated solvency ratios and capital adequacy requirements of the group. As Grupo Aval is not regulated as a financial institution or as a holding company of banking subsidiaries, it is not required to comply with these requirements; however, all of its financial subsidiaries are required to comply.

According to Article 48-1 of Decree 2080 of 2000, when granting authorizations to Colombian financial institutions to invest in foreign financial entities, the Superintendency of Finance must take into account the possibility of exercising comprehensive and consolidated supervision. In addition, according to Law 1328 of 2009 and Decree 4032 of 2010: (1) direct capital investments by Colombian financial institutions in foreign financial, brokerage or insurance companies, branches or agencies, require the prior authorization by the Superintendency of Finance, and (2) indirect capital investment (i.e., through a subsidiary) in foreign financial, brokerage or insurance companies, branches or agencies, require the prior authorization by the Superintendency of Finance if: (a) the initial investments equal or exceed 10% of the investor’s paid-in capital, (b) additional investments equal or exceed 5% of the investor’s paid-in capital or (c) the financial regulatory authority of the country where the investments is to be made has not executed a memorandum of understanding with the Superintendency of Finance. Other indirect investments do not require the approval of the Superintendency of Finance but must be reported to such entity prior to the respective investment.

As an issuer of securities traded on the Colombian Stock Exchange, Grupo Aval is subject to the supervision and regulation of the Superintendency of Finance. Additionally, Grupo Aval’s financial and stock brokerage subsidiaries located in Colombia (including banks, finance corporations, financing companies, trust companies, managers of pensions and severance payment funds, bonded warehouses and stock brokerage firms) are each subject to the regulatory supervision of the Superintendency of Finance. The level of supervision and regulation is different, though, taking into account that Grupo Aval is not a financial institution. Grupo Aval is subject to supervision (control) as an issuer of securities in the public market, while financial institutions and stock brokerage firms are subject to inspection and surveillance (inspección y vigilancia).

FOGAFIN

FOGAFIN was created in 1985 pursuant to Law 117. The primary function of FOGAFIN is to administer the deposit insurance system, with the objective of guaranteeing the deposits and savings held by the general public in Colombian financial institutions. See “—Troubled financial institutions—Deposit insurance.” The other primary purposes for which FOGAFIN was formed were to support the banking industry, to facilitate the privatization of financial institutions by the Colombian government, and to liquidate financial institutions under receivership.

FOGAFIN has tools and mechanisms that enable it to administer and temporarily take equity stakes in troubled financial institutions in order to allow it to determine whether a financial institution is viable or requires liquidation.

Securities market self-regulatory organization

Self-regulation in the capital markets was formally introduced in Colombia by Law 964 of 2005, and the securities market self-regulatory organization (Autoregulador del Mercado de Valores), or “SRO,” was created in June 2006.

The SRO has the power to supervise, sanction and regulate the entities subject to self-regulation (i.e., including securities intermediaries and any entity that voluntarily submits itself to self-regulation).

The SRO’s supervisory powers entitle it to review compliance with applicable laws and regulations and impose sanctions in the case of violations. The SRO may also propose regulation aimed at various matters, including conflicts of interest and improving the integrity and quality of the capital markets.

Superintendency of Industry and Commerce

According to Law 1340 of 2009, the Superintendency of Industry and Commerce is the competent national authority for all antitrust matters in every sector of the economy, including the financial sector.

As such, the Superintendency of Industry and Commerce is responsible for advancing administrative investigations of antitrust violations to financial and non-financial corporations, and has the power to impose corresponding sanctions.

The Superintendency of Industry and Commerce is responsible for approving economic mergers, acquisitions and integrations between and among enterprises, except for mergers, acquisitions or integrations between financial entities. The Superintendency of Finance is the authority responsible for approving mergers, acquisitions and integrations between financial institutions. For such approvals, the Superintendency of Finance must obtain a prior written opinion by the Superintendency of Industry and Commerce.

Regulatory framework for Colombian financial institutions

Basic framework: Decree 663 of 1993

The basic regulatory framework for the operations of the Colombian financial sector is set forth in the EOSF, as amended by Laws 510 of 1999, 546 of 1999, 795 of 2003, 964 of 2005 and 1328 of 2009, Decree 2555 of 2010, as well as in Resolution 8 of 2000 (exchange control regulation statute) and Resolution 4 of 2006 issued by the board of directors of the Colombian Central Bank.

The EOSF defines the structure of the Colombian financial system and establishes various business entities, including (1) credit institutions (which are further categorized into banks, finance corporations, financing companies and finance cooperatives), (2) financial services entities, (3) capitalization corporations, (4) insurance companies and (5) insurance intermediaries.

The EOSF also provides that no financial, banking or credit institution may operate in Colombia without the prior approval of the Superintendency of Finance. Subject to prior approval of the Superintendency of Finance, foreign banks may operate in Colombia through their subsidiaries established and incorporated in Colombia. Under Law 1328 of 2009, foreign banks, starting in 2013, will be permitted to operate through their “branches” and are not under the obligation of incorporating a Colombian subsidiary. Operations through these branches will be subject to prior approval by the Superintendency of Finance.

The main role of banks, finance corporations and financing companies is to receive deposits. Banks place funds back into circulation by means of loans or any active credit operation; finance corporations place funds into circulation by means of active credit operations or investments, with the purpose of promoting the creation or expansion of enterprises; and financing companies place funds back into circulation by means of active credit operations, with the purpose of fostering the sale of goods and services including the development of leasing operations.

Each credit institution must be separately authorized before it may develop and provide financial services. Furthermore, the activities of credit institutions are subject to limitations and restrictions, including limitations and restrictions relating to the extension of credit, risk concentration, investments, conditional operations, foreign currency loans and negotiations, and the administration of third-party funds. One of the principal restrictions on financial activities is that banks may not acquire or hold products, merchandise, shares of corporations, income bonds, or other similar securities, except (1) when the bank has received those goods or securities as collateral for loans it has made or (2) with respect to shares, when they are issued by companies where banks are permitted to hold investments (mainly financial affiliates). Banks are also subject to other limitations, including limitations on lending activities.

Laws 510 of 1999, 546 of 1999, 795 of 2003 and 1328 of 2009 substantially modified the control, regulation and surveillance powers of the Superintendency of Finance. In addition, Law 510 of 1999 and Law 1328 of 2009 streamlined the procedures and powers for FOGAFIN.

The main purpose of Law 510 of 1999 was to increase the solvency and stability of Colombia’s financial institutions by establishing rules regarding their incorporation, as well as the permitted investments of credit institutions, insurance companies and investment companies. Law 546 of 1999 was enacted in order to regulate the system of long-term home loans.

Law 795 of 2003 was enacted with the purpose of broadening the scope of activities to be performed by financial institutions and to update Colombian regulations with the latest principles of the Basel Committee at that time. Law 795 of 2003 also increased the minimum capital requirements needed to incorporate a financial institution (see “—Minimum capital requirements”) and authorized the Superintendency of Finance to take precautionary measures with respect to financial institutions whose capital falls below certain thresholds. For example, in order to avoid a temporary taking of possession by the Superintendency of Finance, troubled financial institutions must submit a restructuring program to the Superintendency of Finance.

Law 1328 of 2009 provided a new set of rights and responsibilities for customers of the financial system and a set of obligations for financial institutions, in order to minimize disputes. This law also broadened the scope of permitted business activities by regulated entities: following its adoption, banks were allowed to operate leasing businesses and to extend loans to third parties so that borrowers may acquire control of other companies.

In order to implement and enforce the provisions related to Colombia’s financial system, the Superintendency of Finance has issued periodic circulars and resolutions. The External Circular 007 of 1996, as amended, consolidates all of the rules and regulations applicable to financial institutions, including rules and regulations relating to the management, operations, investments, lending activities and money laundering prevention activities of financial institutions. The External Circular 100 of 1995, or the “Basic Accounting Circular,” as amended, consolidates all of the regulations applicable to the accounting and financial rules of financial institutions. Furthermore, the Basic Accounting Circular regulated the assessment of credit institutions’ investments, risk management, financial statements, information disclosure and inter-banking credits.

Violations of Laws 510 of 1999, 546 of 1999, 795 of 2003 or 1328 of 2009, as well as of specific provisions of Decree 663 of 1993 and their relevant regulations, are subject to administrative sanctions and, in some cases, criminal sanctions.

To prepare for the implementation of the Basel III accords in Colombia, the Ministry of Finance, in consultation with the Superintendency of Finance, has initiated an internal review of regulations applicable to financial institutions. Although it is expected that the Ministry of Finance will review all such regulations, to date it has focused its review on:

•
the cyclical and countercyclical effects of changes in the financial environment: the Ministry of Finance has appointed a special committee to track financial developments, which is currently evaluating macroprudential instruments based on the Basel III accord;

•
regulatory capital adequacy requirements: the Ministry of Finance is evaluating the different components of Tier 1 and Tier 2 capital and expects to issue a proposal shortly, which it will discuss with the financial industry; and

•
the need for further adjustments to manage liquidity risk: the Ministry of Finance is currently reviewing the links and interactions between different market agents for how this could affect the liquidity of financial institutions.

The Colombian government is actively working on implementing the Basel III accord, and changes to current regulations will likely begin as early as 2012.

Key interest rates

Colombian commercial banks, finance corporations and financing companies are required to report data to the Colombian Central Bank on a weekly basis regarding the total volume (in pesos) of certificates of deposit issued during the prior week and the average interest rates paid for certificates of deposit with maturities of 90 days. Based on such reports, the Colombian Central Bank calculates the DTF rate, which is published at the beginning of the following week for use in calculating interest rates payable by financial institutions. The DTF is the weighted average interest rate paid by commercial banks, finance corporations and financing companies for certificates of deposit with maturities of 90 days. For the week of September 30, 2011, the DTF was 4.55%.

The Colombian Central Bank also calculates the interbank rate (Interés Bancario de Referencia), or “IBR,” which acts as a reference of overnight and one-month interbank loans, based on quotations submitted each business day by eight participating banks to the Colombian Central Bank. Using a weighted average of the quotations submitted, the Colombian Central Bank calculates the overnight IBR each business day. The one-month IBR is calculated each Tuesday.

Article 884 of the Colombian Commercial Code provides for a limit on the amount of interest that may be charged in commercial transactions. The limit is 1.5 times the current banking interest rate (Interés Bancario Corriente), calculated as the average of the interest ordinarily charged by banks within a set period of time. The current banking interest rate is certified by the Superintendency of Finance.

Capital adequacy requirements

Capital adequacy requirements for Colombian credit institutions (as set forth in Decree 2555 of 2010) are based on the Basel Committee standards. The regulations establish five categories of assets, which are each assigned different risk weights, and require that a credit institution’s technical capital (as defined below) be at least 9.0% of that institution’s total risk-weighted assets.

Technical capital (patrimonio técnico), for the purposes of the regulations, consists of the sum of basic capital (patrimonio básico), or primary capital (Tier I), and secondary capital (patrimonio adicional), or secondary capital (Tier II). Primary capital (Tier I) consists mainly of the following:

•	outstanding and paid-in share capital;

•	legal and other reserves;

•	profits retained from prior fiscal years;

•
the total value of the revaluation of the equity account (revalorización del patrimonio), if positive, and of the foreign currency translation adjustment account (ajuste por conversión de estados financieros);

•
current fiscal year profits in a proportion equal to the percentage of prior fiscal year profits that were capitalized, or allocated to increase the legal reserve, or all profits that must be used to cover accrued losses;

•
any representative shares held as security by FOGAFIN when the entity is in compliance with a recovery program aimed at bringing the institution back into compliance with capital adequacy requirements (if the Superintendency of Finance establishes that such recovery program has failed, these shares shall not be taken into account when determining primary capital (Tier I));

•	subordinated bonds issued by financial institutions and subscribed by FOGAFIN when they comply with the requirements stated in the regulations;

•	the part of the surplus capital account from donations that complies with the requirements set forth in the applicable regulation;

•	the value of dividends declared to be paid in shares; and

•	the value of the liabilities owned by non-controlling interests.

Items deducted from primary capital (Tier I) consist of the following:

•	losses of any prior or current period;

•	the total value of the capital revaluation account (revalorizacíon del patrimonio), if negative;

•	accumulated inflation adjustment on non-monetary assets; provided that the respective assets have not been transferred;

•
investments in subordinated debt instruments issued by entities (excluding subsidiaries) that are subject to the supervision of the Superintendency of Finance, but excluding appraisals and investments in Finagro credit establishments and investments undertaken pursuant to Article 63 of Decree 663 of 1993; and

•
investments in shares, mandatory convertible bonds, subordinated bonds that may be convertible into shares or subordinated debt instruments issued by foreign financial institutions where the investor directly or indirectly holds at least 20.0% of the capital of said institution (excluding subsidiaries). This amount includes foreign currency translation and excludes appraisals.

Secondary capital (Tier II) consists of other reserves and retained earnings, which are added to primary capital (Tier I) to calculate technical capital. Secondary capital (Tier II) includes:

•	50.0% of the accumulated inflation adjustment of non-monetary assets (provided that such assets have not been disposed of);

•
50.0% of asset reappraisal (excluding revaluations of foreclosed assets or assets received as payment of credits); excluded from said amount is (1) the reappraisal of direct or indirect capital investments and investments in subordinated debt in entities subject to the supervision of the Superintendency of Finance, excluding subsidiaries, in compliance with the requirements set forth in the applicable regulation and (2) the reappraisal of direct or indirect capital investments and investments in subordinated debt in foreign financial entities with respect to which the bank’s share is or exceeds 20% of the entity’s subscribed capital;

•
mandatory convertible bonds effectively subscribed and paid, with maturities of up to five years (provided that the terms and conditions of their issuance were approved by the Superintendency of Finance and subject to the conditions set forth by the Superintendency of Finance);

•	subordinated monetary obligations not in excess of 50.0% of primary capital (Tier I) and in compliance with additional requirements stated in the regulations;

•	the part of the surplus capital account from donations in compliance with the requirements set forth in the applicable regulations; and

•	general allowances made in accordance with the instructions issued by the Superintendency of Finance.

The following items are deducted from Secondary capital (Tier II):

•
50% of the direct or indirect capital investments (in entities subject to the supervision of the Superintendency of Finance, excluding subsidiaries) and mandatory convertible bonds reappraisal that complies with the requirements set forth in the applicable regulation;

•
50% of the direct or indirect capital investments (excluding subsidiaries) and mandatory convertible bonds reappraisal of foreign financial entities with respect to which the bank’s share is or exceeds 20% of the entity’s subscribed capital; and

•	the value of the devaluation of equity investments with low exchange volume or which are unquoted.

In computing technical capital, additional capital (Tier II) may not exceed the total amount of primary capital (Tier I).

The following tables set forth our reported and as-adjusted consolidated capital adequacy information at September 30, 2011 and December 31, 2010 and 2009. The reported figures are calculated using the methodology prescribed by the Superintendency of Finance, which requires that we subtract investments in non-consolidated entities from our regulatory capital. The as-adjusted amounts have been adjusted not to subtract non-controlling interest in financial institutions which are consolidated in other Grupo Aval subsidiaries at December 31, 2010 and 2009 (principally Banco de Bogotá’s non-controlling interest held through Corficolombiana in Leasing de Occidente at December 31, 2010 and 2009, and Banco de Occidente at  September 30, 2011; Banco de Occidente’s investment in Corficolombiana and Porvenir, consolidated into Grupo Aval through Banco de Bogotá; and Banco Popular’s stake in Corficolombiana, consolidated into Grupo Aval through Banco de Bogotá). We believe that the inclusion of such investments presents a more comprehensive picture of our capitalization.

Banco de Bogotá

	At September 30,		At December 31,
	2011		2010		2009
	Actual	As Adjusted(1)	Actual	As adjusted(1)	Actual	As adjusted(1)
	(in Ps billions)
Subscribed capital	3	3	2	2	2	2
Reserves and profits	5,354	5,354	2,856	2,856	2,547	2,547
Non-controlling interests	2,093	2,093	2,016	2,016	1,833	1,833
Less:
Inflation adjustments on non-monetary assets	(96)	(97)	(104)	(105)	(101)	(104)
Unconsolidated financial sector investments	(214)	–	(273)	–	(125)	–
Less/more others	–	–	–	–	–	–
Primary capital (Tier I)	7,140	7,352	4,497	4,769	4,157	4,279

Inflation adjustments on non-monetary assets	49	49	52	52	52	52
Unrealized gains/losses on securities available for sale (2)	2	2	14	14	44	44
Valuations	409	409	382	382	376	376
Subordinated bonds	425	425	2,694	2,694	246	246
Less:
Devaluations	(6)	(7)	–	–	–	–
Unconsolidated financial sector investments	(3)	–	(3)	–	(18)	–
Less/more others	3	3	(2)	(2)	5	5
Computed secondary capital (Tier II)	878	881	3,137	3,141	705	722

	At September 30,		At December 31,
	2011		2010		2009
	Actual	As Adjusted(1)	Actual	As adjusted(1)	Actual	As adjusted(1)
	(in Ps billions)
Technical capital	8,018	8,233	7,635	7,910	4,862	5,001

Risk-weighted assets	51,445	51,659	45,047	45,320	26,643	26,768

Value at risk	537	537	506	506	276	276
Regulatory value at risk(3)	5,970	5,970	5,617	5,617	3,067	3,067

Risk-weighted assets including regulatory value at risk	57,415	57,629	50,664	50,937	29,710	29,835

Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	12.4%	12.8%	8.9%	9.4%	14.0%	14.3%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	1.5%	1.5%	6.2%	6.2%	2.4%	2.4%
Solvency ratio(4)	14.0%	14.3%	15.1%	15.5%	16.4%	16.8%

(1)	The as-adjusted calculation of the solvency ratio eliminates the effect of excluding investments in unconsolidated financial institutions.

(2)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(3)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(4)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco de Occidente

	At September 30,		At December 31,
	2011		2010		2009
	Actual	As adjusted(1)	Actual	As adjusted(1)	Actual	As adjusted(1)
	(in Ps billions)
Subscribed capital	5	5	4	4	4	4
Reserves and profits	1,982	1,982	1,586	1,586	1,203	1,203
Non-controlling interests	6	6	6	6	167	167
Less:
Inflation adjustments on non-monetary assets	(30)	(40)	(33)	(41)	(35)	(43)
Unconsolidated financial sector investments	(426)	–	(369)	–	(314)	–
Less/more others	1	1	1	1	1	1
Primary capital (Tier I)	1,538	1,953	1,196	1,557	1,026	1,332

Inflation adjustments on non-monetary assets	20	20	20	20	21	21
Unrealized gains/losses on securities available for sale (2)	310	310	319	319	187	187
Valuations	128	128	124	124	119	119
Subordinated bonds	104	104	168	168	234	234

	At September 30,		At December 31,
	2011		2010		2009
	Actual	As adjusted(1)	Actual	As adjusted(1)	Actual	As adjusted(1)
	(in Ps billions)
Less:
Devaluations	–	–	–	0	–	–
Unconsolidated financial sector investments	(327)	–	(329)	–	(195)	–
Less/more others	–	–	–	–	–	–
Computed secondary capital (Tier II)	235	562	302	631	367	562

Technical capital	1,772	2,515	1,498	2,189	1,393	1,894
Risk-weighted assets	16,931	17,357	14,160	14,529	12,728	13,042
Value at risk	57	57	69	69	78	78
Regulatory value at risk(3)	638	638	761	761	864	864
Risk-weighted assets including regulatory value at risk	17,570	17,996	14,921	15,290	13,592	13,906
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	8.8%	10.9%	8.0%	10.2%	7.5%	9.6%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	1.3%	3.1%	2.0%	4.1%	2.7%	4.0%
Solvency ratio(4)	10.1%	14.0%	10.0%	14.3%	10.2%	13.6%

(1)	The as-adjusted calculation of the solvency ratio eliminates the effect of excluding investments in unconsolidated financial institutions.

(2)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(3)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(4)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco Popular

	At September 30,		At December 31,
	2011		2010		2009
	Actual	As adjusted(1)	Actual	As adjusted(1)	Actual	As adjusted(1)
	(in Ps billions)
Subscribed capital	77	77	77	77	77	77
Reserves and profits	1,066	1,066	915	915	722	722
Non-controlling interests	29	29	29	29	29	29
Less:
Inflation adjustments on non-monetary assets	(30)	(30)	(30)	(30)	(34)	(34)
Unconsolidated financial sector investments	(80)	–	(69)	–	(56)	–

	At September 30,		At December 31,
	2011		2010		2009
	Actual	As adjusted(1)	Actual	As adjusted(1)	Actual	As adjusted(1)
	(in Ps billions)
Less/more others	–	–	–	–	–	–
Primary capital (Tier I)	1,063	1,143	921	991	737	793

Inflation adjustments on non-monetary assets	15	15	15	15	17	17
Unrealized gains/losses on securities available for sale (2)	152	152	148	148	97	97
Valuations	161	161	160	160	138	138
Subordinated bonds	132	132	200	200	234	234
Less:
Devaluations	–	–	–	–	–	–
Unconsolidated financial sector investments	(143)	–	(143)	–	(88)	0
Less/more others	1	1	1	1	1	1
Secondary capital (Tier II)	318	461	380	523	400	488
Technical capital	1,380	1,604	1,301	1,514	1,137	1,281
Risk-weighted assets	10,300	10,380	9,417	9,486	7,692	7,748
Value at risk	128	128	142	142	101	101
Regulatory value at risk(3)	1,419	1,419	1,582	1,582	1,127	1,127
Risk-weighted assets including regulatory value at risk	11,719	11,799	10,998	11,068	8,819	8,875
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	9.1%	9.7%	8.4%	9.0%	8.4%	8.9%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	2.7%	3.9%	3.5%	4.7%	4.5%	5.5%
Solvency ratio(4)	11.8%	13.6%	11.8%	13.7%	12.9%	14.4%

(1)	The as-adjusted calculation of the solvency ratio eliminates the effect of excluding investments in unconsolidated financial institutions.

(2)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(3)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(4)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Banco AV Villas

	At September 30,	At December 31,
	2011	2010	2009
	Actual
	(in Ps billions)
Subscribed capital	22	22	22
Reserves and profits	670	602	498
Non-controlling interests	–	–	–
Less:
Inflation adjustments on non-monetary assets	(13)	(14)	(15)

	At September 30,	At December 31,
	2011	2010	2009
	Actual
	(in Ps billions)
Unconsolidated financial sector investments	(12)	(11)	–
Less/more others	–	–	–
Primary capital (Tier I)	668	599	505

Inflation adjustments on non-monetary assets	6	7	7
Unrealized gains/losses on securities available for sale(1)	7	10	5
Valuations	79	77	73
Subordinated bonds	–	–	–
Less:
Devaluations	–	–	–
Unconsolidated financial sector investments	–	–	–
Less/more others	7	6	7
Computed secondary capital (Tier II)	100	101	93

Technical capital	768	699	598
Risk-weighted assets	4,809	4,383	4,130
Value at risk	61	50	55
Regulatory value at risk(2)	678	561	612
Risk-weighted assets including regulatory value at risk	5,486	4,943	4,742
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	12.2%	12.1%	10.7%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	1.8%	2.0%	2.0%
Solvency ratio(3)	14.0%	14.1%	12.6%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

(3)	Solvency ratio is calculated as technical capital to risk-weighted assets including regulatory value at risk.

Grupo Aval (aggregate)

The following tables set forth aggregate capital adequacy information for Grupo Aval at September 30, 2011, December 31, 2010 and 2009.

	At September 30,	At December 31,
	2011	2010	2009
	(in Ps billions)
Subscribed capital	107	107	106
Reserves and profits	9,072	5,959	4,970
Non-controlling interests	2,128	2,050	2,029
Less:
Inflation adjustments on non-monetary assets	(169)	(180)	(185)
Unconsolidated financial sector investments	(731)	(723)	(495)
Less/more others	1	1	1
Primary capital (Tier I)	10,408	7,213	6,426

	At September 30,	At December 31,
	2011	2010	2009
	(in Ps billions)
Inflation adjustments on non-monetary assets	90	95	98
Unrealized gains/losses on securities available for sale(1)	471	491	333
Valuations	778	743	707
Subordinated bonds	660	3,061	714
Less:
Devaluations	(6)	–	–
Unconsolidated financial sector investments	(474)	(475)	(300)
Less/more others	10	5	13
Computed secondary capital (Tier II)	1,530	3,920	1,564

Technical capital	11,938	11,133	7,990
Risk-weighted assets	83,484	73,006	51,193
Value at risk	783	767	510
Regulatory value at risk(2)	8,705	8,521	5,670
Risk-weighted assets including regulatory value at risk	92,190	81,526	56,862
Primary capital (Tier I) to risk-weighted assets including regulatory value at risk	11.3%	8.8%	11.3%
Secondary capital (Tier II) to risk-weighted assets including regulatory value at risk	1.7%	4.8%	2.8%
Solvency ratio	12.9%	13.7%	14.1%

(1)	Unrealized gains/losses on securities available for sale do not flow through the statement of income until such securities are disposed of and the gain or loss is realized.

(2)	Regulatory value at risk consists of value at risk multiplied by (100/9) as required by the Superintendency of Finance. See “—Capital adequacy requirements.”

At September 30, 2011, our banks’ technical capital ratios were 14.0% (Banco de Bogotá), 10.1% (Banco de Occidente), 11.8% (Banco Popular) and 14.0% (Banco AV Villas). At December 31, 2010, our banks’ technical capital ratios were 15.1% (Banco de Bogotá), 10.0% (Banco de Occidente), 11.8% (Banco Popular) and 14.1% (Banco AV Villas), exceeding on average the requirement of the Colombian government and the Superintendency of Finance by 377 basis points. At December 31, 2009, the respective technical capital ratios were 16.4%, 10.2%, 12.9% and 12.6%. The year-over-year average decrease in capital adequacy ratios is explained by the growth in technical capital, which increased 39.3%, lagging behind the growth of risk-weighted assets, including regulatory value at risk, which was 43.4%.

The basic accounting circular contains provisions relating to liquidity risk, interest rate risk, foreign exchange rate risk and market risk. Colombian banks are required to calculate a VaR, based on a methodology provided by the Superintendency of Finance. VaR is used in assessing a banks’ solvency. Future changes in VaR requirements could have a material impact on our operations in the future.

Grupo Aval’s combined loan portfolio, net of provisions, is 76.7% weighted as risk-weighted assets at September 30, 2011. The provisions corresponding to each of our banks’ operations is determined by measuring credit risk. For this purpose, credit extensions are rated according to their risk level (A, B, C, D or E); the Superintendency of Finance has established minimum provision levels for each rating.

Leasing Bogotá Panamá, a wholly owned subsidiary of Banco de Bogotá, acquired 100% of the shares of BAC Credomatic on December 9, 2010. Banco de Bogotá increased its regulatory capital by Ps 2,284.6 billion (U.S.$1.29 billion) by issuing Bonos Obligatoriamente Convertibles en Acciones (bonds mandatory convertible into shares), or “BOCEAS.” These bonds are treated as secondary capital (Tier II) until conversion, at which time they will become Primary Capital (Tier I). As of September 30, 2011, Ps 51.3 billion had not been converted. All remaining BOCEAS were converted into Banco de Bogotá shares by November 2011.

Mandatory investments

Colombian banking institutions are required to invest in agricultural development bonds (Títulos de Desarrollo Agropecuario) issued by Finagro, a government entity, according to External Resolution 3 of 2000 of the Colombian Central Bank, as amended by External Resolution 6 of 2008. The Colombian Central Bank requires that each bank maintains a total investment in these bonds equal to 5.8% of its checking and saving deposits, plus 4.4% of its time deposits with a maturity of up to 18 months. Finagro may issue two different types of agricultural development bonds, Class A with an interest rate of 4 percentage points below the DTF rate and Class B with an interest rate of 2 percentage points below DTF-2. If the DTF interest rate falls to 4% or less, the profitability of the Class A DTAs will be 0%, and if the DTF interest rate falls to 2% or less, the profitability of the Class B DTAs will be 0%. Banks are required to invest 37% of the total mandatory investment in Class A TDAs and 63% in Class B TDAs.

Until 2006, banking institutions were required to invest in debt reduction bonds (Títulos de Reducción de Deuda), issued by the Colombian government. These bonds are no longer a mandatory investment but are still outstanding in the portfolios of bank institutions until maturity.

Under government discretion, authorities may extend the scope of current regulations or require additional disbursements on current or new types of mandatory investments.

Minimum capital requirements

Article 80 of Decree 663 of 1993, as amended by Law 795 of 2003, establishes minimum incorporation capital requirements for different financial institutions. When a financial institution fails to comply with the minimum required capital after a cure period granted by law, it may be interverted by the Superintendency of Finance, by virtue of which it may be liquidated, merged into another institution or its corporate form shall be converted into another category of financial institution, notwithstanding the fact that the institution may be subject to fines imposed by the Superintendency of Finance.

The minimum incorporation capital requirement for banks on an unconsolidated basis for 2010 was Ps 68.9 billion. Through September 30, 2011, all of our banks have consistently satisfied this incorporation capital requirement.

Capital investment limit

All investments in subsidiaries and other authorized capital investments, other than those carried out in order to fulfill legal provisions, may not exceed 100% of the total aggregate of the capital, equity reserves and the equity reappraisal account of the respective bank, financial corporation or financing company, excluding unadjusted fixed assets and including deductions for accumulated losses.

Foreign currency position requirements

According to External Resolution 5 of 2005 issued by the Board of Directors of the Colombian Central Bank, as amended by External Resolutions 11 of 2005, 4 of 2007, 3 and 13 of 2008, 1 and 7 of 2009, and 3 of 2011, a financial institution’s foreign currency position is the difference between such institution’s foreign currency-denominated assets and liabilities (including any off-balance sheet items), realized or contingent, including those that may be sold in Colombian legal currency.

Resolution 4 of 2007 (as amended by Resolution 3 of 2008) of the Board of Directors of the Colombian Central Bank provides guidelines for foreign currency positions of financial institutions, including the following:

•
the average of a bank’s foreign currency position for three business days cannot exceed the equivalent in foreign currency of 20.0% of the bank’s technical capital. Currency exchange intermediaries such as Grupo Aval’s bank subsidiaries are permitted to hold a three business days’ average negative foreign currency position not exceeding the equivalent in foreign currency of 5.0% of its technical capital (with penalties being payable after the first business day). At September 30, 2011, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had unconsolidated foreign currency positions of U.S.$12.7 million, U.S.$3.4 million, U.S.$8.8 million and U.S.$(1.2) million, respectively, which fell within these regulatory guidelines;

•
foreign currency position in cash is defined as the difference between all foreign currency-denominated assets and liabilities. A bank’s three business days’ average foreign currency position in cash cannot exceed 50.0% of the bank’s technical capital. In accordance with Resolution 4 of 2007 (as amended by Resolution 3 of 2008) of the Board of Directors of the Colombian Central Bank, the three-day average shall be calculated on a daily basis and the foreign currency position in cash cannot be negative. At September 30, 2011, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had unconsolidated foreign currency positions in cash of U.S.$24.1 million, U.S.$37.5 million, U.S.$8.8 million and U.S.$0.04 million, respectively, which fell within these regulatory guidelines; and

•
gross position of leverage, defined as (1) the value of term contracts denominated in foreign currency, plus (2) the value of transactions denominated in foreign currency to be settled in cash within one or more days, and (3) the value of the exchange rate risk exposure associated with exchange rate options and derivatives. Resolution 4 of 2007 (as amended by Resolution 3 of 2011) of the Board of Directors of the Colombian Central Bank establishes that the average of a bank’s gross position of leverage for three business days cannot exceed 550.0% of the technical capital of such bank. In calculating the gross position of leverage, Resolution 3 of 2011 of the Board of Directors of the Colombian Central Bank excludes any foreign exchange transactions that intermediaries of the FX Market perform as local suppliers of liquidity of foreign currency using the Systems of Compensation and Liquidation of Currencies when there is a breach of payment by a participant. At September 30, 2011, Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas had an unconsolidated gross position of leverage of U.S.$8,082.6 million, U.S.$2,609.8 million, U.S.$0.5 million and U.S.$7.9 million, respectively, which fell within these regulatory guidelines.

Reserve requirements

Commercial banks are required by the Board of Directors of the Colombian Central Bank to satisfy reserve requirements with respect to deposits and other cash demands. These reserves are held by the Colombian Central Bank in the form of cash deposits. According to Resolution 11 of 2008, the reserve requirements for Colombian banks are measured bi-weekly and the amounts depend on the class of deposits.

The reserves of credit institutions range between zero and 11.0%. For example, credit institutions must maintain reserves of 11.0% for checking account deposits and saving account deposits, reserves of 4.5% for term deposits with a maturity of less than 540 days, and no reserves for term deposits with a maturity of more than 540 days.

Credit institutions may maintain these reserves in their accounts at the Colombian Central Bank.

Foreign currency loans

Colombian residents may only obtain foreign currency loans from foreign financial institutions registered with the Colombian Central Bank or from Colombian financial institutions. Foreign currency loans must be either channeled through foreign exchange intermediaries (such as Colombian financial institutions) or deposited in offshore compensation accounts (including specially designated accounts at foreign banks held by Colombian residents and registered before the Colombian Central Bank).

Under regulations issued by the Colombian Central Bank, every Colombian resident and institution borrowing funds in foreign currency is generally required to post with the Colombian Central Bank non-interest-bearing deposits for a specified term; however, the size of the required deposit is currently zero. No such deposits would be required for foreign currency loans aimed at financing Colombian investments abroad or for short-term exportation loans (provided the loan is disbursed against the funds of Banco de Comercio Exterior – Bancoldex).

In addition, pursuant to Law 9 of 1991, the Board of Directors of the Colombian Central Bank is entitled to impose conditions and limitations on the incurrence of foreign currency indebtedness in order to avoid pressure in the foreign exchange market.

To reduce pressure on the foreign exchange market, the Colombian central government issued Decree 4145 dated November 5, 2010, which provides that interest payments on new foreign indebtedness (or on new disbursements of previously-agreed loans) are subject to a 33% withholding tax and, thereafter, Law 1430 of 2010 reduced the rate to 14%. Nevertheless, certain exceptions apply to this rule, including (1) foreign indebtedness incurred by entities controlled by the Colombian government and (2) loans obtained abroad incurred by Colombian banks and financial corporations.

Restrictions on foreign investment in Colombia

Colombia’s foreign investment statute regulates the manner in which non-residents are permitted to invest in Colombia and participate in the Colombian securities market. Among other requirements, Colombian law requires foreign investors to register certain foreign exchange transactions with the Colombian Central Bank and obtain authorization for certain types of investments. Certain foreign exchange transactions, including those between residents and non-residents, must be made through authorized foreign exchange market participants.

Non-residents are permitted to hold portfolio investments in Colombia, through either a registered stock brokerage firm, a trust company or an investment firm. Investors would only be allowed to transfer dividends abroad after the foreign investment registration procedure with the Colombian Central Bank has been completed. The failure of a non-resident investor to report or register foreign exchange transactions with the Colombian Central Bank relating to investments in Colombia on a timely basis may prevent the investor from remitting dividends, or an investigation that may result in a fine may be commenced.

Allowance for loan losses

The Superintendency of Finance has issued guidelines relating to allowances for loan losses in the Basic Accounting Circular, as amended, and External Circular 054 of 2009, which refer to the adoption of the SARC by credit institutions.

As previously mentioned, the SARC system adopted by each credit institution must contain policies and procedures defining the manner in which the institution assesses, evaluates, classifies, grades, controls and covers credit risk. Management must adopt policies and procedures to ensure adequate risk management in connection with the establishment of allowances and of lending and continuous monitoring standards.

Under the current model of allowances for loan losses, loans must be classified and graded in five different categories, from “A” to “E” as established by the Superintendency of Finance. Loans classified in category “A” are considered “normal” or “ordinary,” with a regular credit risk. Loans classified in category “B” are those considered to have an acceptable risk. In category “C,” institutions must include loans with an appreciable risk, while category “D” must contain loans with a significant or material credit risk. Finally, loans that are not able to be recovered, or that have a reduced chance of being recovered, must be classified in category “E.” Each bank must follow this system.

The Superintendency of Finance’s guidelines specify the criteria for classifying loans, including type of loan (i.e., commercial, consumer, mortgage or microcredit loan), age of loan, term of default, and variation of the credit risk of the debtor (by determining repayment capability and payment record). Credit institutions are also required to apply specific allowances to particular categories of loans, which are calculated as a percentage of the outstanding balance.

For mortgage loans and microcredit loans, a general allowance for loan losses of 1% of the principal amount must be established for each mortgage and microcredit loan.

In addition to the general allowance, individual allowances for loan losses must be established.

The following table presents the minimum individual allowance for mortgage loan losses, as established by the Superintendency of Finance.

Credit category	Percentage of allowance over the guaranteed portion of the loan	Percentage of allowance over the non-guaranteed portion of the loan
A	1.0%	1.0%
B	3.2%	100.0%
C	10.0%	100.0%
D	20.0%	100.0%
E	30.0%	100.0%

The following table presents the minimum individual allowance for microcredit loan losses.

Credit grade	Minimum Allowance Percentage(1)	Minimum Allowance Percentage(2)
A	0.0%	1.0%
B	1.0%	2.2%
C	20.0%	0.0%
D	50.0%	0.0%
E	100.0%	0.0%

(1)
Allowance percentage that will be applied over the balance due on the loan, after discounting the value of acceptable guarantees, taking into account the rules provided in Annex 1 of Chapter II of the Basic Accounting Circular.

(2)	Allowance percentage that will be applied over the balance due on the loan, without discounting the value of acceptable guarantees.

In any case, the minimum individual allowance for credit losses corresponds to the sum of:

1.	The allowance percentage applicable to the balance due, net of the value of acceptable guarantees; and

2.	The allowance percentage applicable to the entire balance due on the loan. See note 2(i) to our audited annual consolidated financial statements.

In the case of consumer and commercial loans, Annex 3 to Chapter II of the Basic Accounting Circular (as amended by External Circular No. 22 of 2008) issued by the Superintendency of Finance, establishes that financial institutions which provide consumer and commercial loans may prepare lending internal models which classify and qualify all consumer and commercial loans granted by said entity, in order to constitute non-performing loan allowances (which includes countercyclical parameters) reflecting the classification and qualification set in the model.

Under this regulation, each financial institution may submit its own internal models for the review (and non objection opinion) of the Superintendency of Finance. However, if an entity does not propose such internal models or if they are objected to by the Superintendency of Finance, the reference models contained in the Basic Accounting Circular must be applied to their lending activities.

Title II, Book I of Part II of Decree 2555 of 2010 provides that a financial institution may not lend to a single borrower an amount in excess of 10% of such institution’s technical capital, or 25% if amounts above 5% are secured by collateral in accordance with the financial institution’s guidelines.

Pursuant to Title VI, Book 36 of Part II of Decree 2555 of 2010, a bank may not make a loan to any shareholder that holds directly more than 10% of its share capital for one year after such shareholder reaches the 10% threshold. In no event may a loan to a shareholder holding, directly or indirectly, 20% or more of a bank’s share capital exceed 20% of a bank’s technical capital. In addition, no loan to a single financial institution may exceed 30% of a bank’s technical capital, with the exception of loans funded by Colombian development banks for which no limit exists.

If a financial institution exceeds these limits, the Superintendency of Finance may impose a fine equal to up to twice the amount by which any such loan exceeded the limit and, in some cases, there may be criminal sanctions.

At September 30, 2011, our banks were subject to the following lending limits for unsecured and secured loans: Banco de Bogotá’s lending limit per borrower on an unconsolidated basis was Ps 663.9 billion for unsecured loans and Ps 1,659.8 billion for secured loans. Banco de Occidente’s lending limit per borrower on an unconsolidated basis was Ps 182.0 billion for unsecured loans and Ps 455.1 billion for secured loans. Banco AV Villas’ lending limit per borrower on an unconsolidated basis was 76.8 billion for unsecured loans and Ps 192.0 billion for secured loans. Banco Popular’s lending limit per borrower on an unconsolidated basis was Ps 134.7 billion for unsecured loans and Ps 336.8 billion for secured loans.

No concentration limits apply to Grupo Aval on a consolidated basis.

Decree 2555 of 2010 sets a maximum limit for risk concentrated in one single party, equivalent to 30% of a bank’s technical capital, the calculation of which includes loans, leasing operations and equity and debt investments.

The Colombian Central Bank also has the authority to establish maximum limits on the interest rates that commercial banks and other financial institutions may charge on loans.

The equivalent of 66,000 UVRs is Ps 12,843,329.

Intervention powers of the Superintendency of Finance – Bankruptcy considerations

Pursuant to the Colombian Banking Law, the Superintendency of Finance has the power to intervene in the operations of a bank in order to prevent it from, or to control and reduce the effects of, a bank failure.

The Superintendency of Finance may intervene in a bank’s business (1) prior to the liquidation of the bank, by taking precautionary measures in order to prevent the bank from being taken over by the Superintendency of Finance, or (2) to take possession of the bank to either administer the bank or order its liquidation, depending on the severity of the situation.

The purpose of taking possession is to allow the Superintendency of Finance to decide (1) whether the entity should be liquidated, (2) whether it is possible to place it in a position to continue doing business in the ordinary course, or (3) whether other measures may be adopted to secure better conditions so that depositors, creditors and investors may obtain the full or partial payment of their credits.

If the Superintendency of Finance takes possession of a bank, FOGAFIN must appoint a special agent (who must be accepted by the Superintendency of Finance) to administer the affairs of the bank during such process and until the bank is ordered to be liquidated or the entity is reestablished to continue doing business in the ordinary course.

During the period of the Superintendency of Finance’s possession (which period ends when the liquidation process begins), Colombian banking laws prevent any creditor of the bank from (1) initiating any procedure for the collection of any amount owed by the bank, (2) enforcing any judicial decision rendered against the bank to secure payment of any of its obligations, (3) placing a lien or attachment on any of the assets of the bank to secure payment of any of its obligations, or (4) making any payment, advance or compensation or assuming any obligation on behalf of the bank, with the funds or assets that may belong to it and are held by third parties, except for payments that are made by way of set-off between regulated entities of the Colombian financial and insurance systems.

In the event that the bank is liquidated, the Superintendency of Finance must, among other measures, provide that all term obligations of the bank are due and payable at the date when the order to liquidate becomes effective.

Troubled financial institutions – Deposit insurance

Subject to specific limitations, FOGAFIN is authorized to provide equity and/or secured loans to troubled financial institutions and to insure deposits of commercial banks and certain other financial institutions. In 1998 and 1999, to address the adverse effects of the economic crisis, certain regulations were adopted, among others, Law 546 of 1999 (Ley de Vivienda) and Law 550 of 1999 (Ley de Reactivación Económica).

To protect the customers of commercial banks and certain financial institutions, Resolution No. 1 of 1988 of FOGAFIN, as amended by Resolution No. 1 of 2010, as amended by Resolution No. 2 and No. 4 of 2011, requires mandatory deposit insurance. Under this resolution, banks must pay an annual premium of 0.3% of total funds received on savings accounts, checking accounts and certificates of deposit. If a bank is liquidated, the deposit insurance will cover the funds deposited by an individual or corporation with such bank, up to a maximum of Ps 20 million, regardless of the number of accounts held.

Anti-money laundering provisions

The regulatory framework to prevent and control money laundering is contained in, among others, the EOSF and Circulars 26 of 2008 and 19 of 2010 issued by the Superintendency of Finance, as well as Law 599 of 2000 (the Colombian Criminal Code).

Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering, or “FATF.” Colombia, as a member of the GAFI-SUD (an FATF-style regional body) follows all of FATF’s 40 recommendations and eight special recommendations.

Anti-money laundering provisions have been complemented with provisions aimed at deterring terrorism financing. For that purpose, by means of Circular 26 of 2008, the Superintendency of Finance has issued regulations requiring the implementation by financial institutions of a system of controls for money laundering and terrorism financing.

The requirements include “know your customer” rules and procedures to protect financial institutions from being used directly by shareholders and executives in money laundering activities, for channeling funds for terrorist activities, or for the concealment of assets from such activities; those rules and procedures set forth detailed instructions for monitoring these risks.

Circular 60 of 2008, issued by the Superintendency of Finance and applicable to issuers of securities in the capital markets, provides rules and guidelines regarding the prevention of money laundering and terrorism financing.

Finally, the Colombian Criminal Code introduced criminal rules and regulations to prevent, control, detect, eliminate and prosecute all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, mobilization or storage of cash, and the lack of controls.

Regulatory framework for non-financial subsidiaries

All of Grupo Aval’s Colombian subsidiaries listed in note 1 to our consolidated audited financial statements that are not part of the financial sector are governed by the laws and regulations of the Colombian Civil Code and the Colombian Code of Commerce, as well as any regulations issued by the Colombian Superintendency of Industry and Commerce and the Superintendency of Corporations or any other type of special regulations that may be applicable to the commercial and industrial activities carried out by these subsidiaries.

Panamanian regulation

BAC International Bank, Inc. operates as a full-service bank in Panama with a general license to offer banking services to residents of Panama and abroad.

The Panamanian financial system is regulated by the Superintendency of Banks of Panama (Superintendencia de Bancos de Panamá), or “SBP,” which is in charge of regulating and overseeing all areas of banking, including solvency, liquidity, credit limits, risk management, financial information disclosure, accounting standards, bank customer protection and anti-money laundering policies.

The SBP requires Panamanian banks to maintain certain minimum capital ratios. Banks’ capital adequacy ratios must be held at a minimum of 8%, measured as a percentage of adjusted capital to risk-weighted assets, and their provisions must be held at a minimum of 1% over total loans. The SBP also limits banks’ concentration risk within a particular economic interest group and for related parties to 25%. Additionally, the ratio of assets to local deposits and the liquidity ratio are limited to 85% and 30%, respectively.

The SBP performs one audit per year and requires consolidated financial statements and capital adequacy reports on a quarterly basis and audited financials on a semi-annual basis.

Guatemalan regulation

Grupo BAC-Credomatic Guatemala is subject to the regulations of the Central Bank of Guatemala (Banco de Guatemala) and the Superintendency of Banks of Guatemala (Superintendencia de Bancos de Guatemala). Their areas of oversight include capital adequacy, lending limits, concentration limits, liquidity, exchange rate risk, financial statements disclosure, accounting standards, anti-money laundering and terrorism financing.

Grupo BAC-Credomatic Guatemala submits periodic reports to the Superintendency of Banks. In addition, the Superintendency of Banks maintains an office within Grupo BAC-Credomatic Guatemala and continuously audits the different areas of the bank. This is common practice with all Guatemalan banks.

 The offshore operations of Grupo BAC-Credomatic Guatemala are also subject to regulation by the Superintendency of Banks of Guatemala as well as the banking authority where they are domiciled. BAC Bank Inc., BAC-Credomatic Guatemala Offshore’s offshore subsidiary domiciled in Panama, is regulated by the Panamanian Superintendency of Banks.

Additionally, as an issuer of debt securities, Credomatic de Guatemala, S.A. is subject to certain requirements including financial statements disclosure to the market and the obligation to be rated by an independent rating agency, and BAC Valores Guatemala, S.A., as a brokerage house, is regulated by the Securities Exchange of Guatemala.

Costa Rican regulation

Banco BAC San José S.A. is regulated by the General Superintendency of Financial Institutions (Superintendencia General de Entidades Financieras), or “SUGEF,” and the Costa Rican Central Bank. Their areas of oversight include capital adequacy, related party lending, limits to credit to a single economic group, external auditors, financial statements disclosure, loan loss reserves, risk management, corporate governance and anti-money laundering.

Costa Rican banks are required to maintain certain minimum ratios: banks’ capital adequacy ratios must be held at a minimum of 10%, measured as a percentage of adjusted capital to risk-weighted assets, and the bank’s average rating score must be held at a minimum of 1.75. The average rating score is calculated using the CAMELS score, which is measured based on capital adequacy, asset quality, management quality, earnings, liquidity, and sensitivity to market risk and represents 80% of the total score, and the bank’s management examination, which represents 20% of the total score. Exchange rate risk is also regulated and is limited to 10% of the bank’s net position in foreign currency. Additionally, concentration risk within a particular economic interest group and for related parties is limited in each case to 20%.

The SUGEF performs audits and receives periodic reports on a continuous basis. In addition, the brokerage house and the mutual funds management company are regulated by the General Superintendency of Securities (Superintendencia General de Valores) and the pension funds company is regulated by the General Superintendency of Pensions (Superintendencia de Pensiones).

Honduran regulation

Banco de America Central S.A., Honduras is regulated by the National Banking and Insurance Commission (Comisión Nacional de Bancos y Seguros) and the Honduran Central Bank (Banco Central de Honduras) . Their areas of oversight include capital adequacy, loss loan reserve, accounting standards, external auditors, foreign exchange, related party lending, limits to credit to a single economic group, corporate governance and anti-money laundering.

Honduran banks are required to maintain certain minimum capital adequacy ratios, as fixed by the National Commission of Banks and Insurance Companies, or the “Commission.” Currently, the capital adequacy ratio must be held at a minimum of 10%, measured as a percentage of adjusted capital to risk-weighted assets. Additionally, concentration risk within a particular economic interest group and for transactions with related parties is limited to 20% and 30%, respectively; although, in the first case, the percentage can be increased to up to 30%. The Commission has also established prudential guidelines with the goal of safeguarding the liquidity of the financial institutions system. The Commission requires periodic reports covering various topics to be submitted daily, weekly, bi-weekly, monthly and annually. Furthermore, the Commission, via the Superintendency of Banks, performs audits including an annual evaluation of the bank’s risk management.

El Salvadorian regulation

Banco de America Central S.A. El Salvador is regulated by El Salvador Central Bank (Banco Central de Reserva de El Salvador) and the Financial System Superintendency of El Salvador (Superintendencia del Sistema Financiero). Their areas of oversight include capital adequacy, liquidity, related party transactions, external auditors, risk management, financial information disclosure, investments, accounting standards and anti-money laundering.

Salvadorian banks are required to maintain certain minimum ratios. Capital adequacy ratios must be held to a minimum of 12%, measured as a percentage of adjusted capital to the sum of the weighted assets, net of depreciation, reserves, and write-off provisions. Concentration risk is also limited by the superintendency within a particular economic interest group and for transactions with related parties to 25% and 5%, respectively. Additionally, the local superintendency performs periodic audits across multiple areas of the bank and requires an average of 17 periodic reports to be submitted on a weekly, monthly and/or quarterly basis.

Banco de America Central, S.A., as an issuer of debt securities, and Inversiones Bursatiles Credomatic, S.A. de C.V., Casa de Corredores de Bolsa, as a securities broker, are also subject to the regulations of the securities’ market, via the Financial System Superintendency.

Nicaraguan regulation

Banco de America Central S.A. Nicaragua is regulated by the Banking and Other Financial Institutions Superintendency (Superintendencia de Bancos y de Otras Instituciones Financieras). The banking authorities have issued prudential guidelines in the areas of capital adequacy, related party lending, concentration risk, risk management, relationship with external auditors, financial information disclosure, anti-money laundering and terrorism financing prevention, among others.

Nicaraguan banks are required to maintain certain minimum ratios: capital adequacy ratios must be held at a minimum of 10%, measured as a percentage of adjusted capital to risk-weighted assets. Liquidity gap models are also applied, which limit the liquidity gaps within a period of 0-30 days to be no more than one time the bank’s equity base and within the period of 0-90 days to be no more than two times the equity base. Likewise, the banks have legal reserve requirements to guarantee liquidity buffers. The Superintendency of Banks also regulates limited concentration risk within a particular economic interest group and for related parties to 30%. The Superintendency of Banks requires a minimum of one audit per year and approximately 36 periodic reports are required on a daily, weekly, monthly, quarterly, semi-annual and annual basis.

Item 14.

MAJOR SHAREHOLDERS

At January 6, 2012, Mr. Luis Carlos Sarmiento Angulo controls Grupo Aval and is the beneficial owner of 85.9% of our issued and outstanding share capital. He retains 93.7% of our voting power by virtue of his beneficial ownership of 93.7% of our outstanding common shares, and beneficially owns 63.2% of our outstanding preferred shares, as determined under SEC rules, at January 6, 2012. Beneficial ownership is defined in Form 20-F and generally includes voting or investment power over securities. Percentage of beneficial ownership is based on 18,551,766,453 of our aggregate equity securities outstanding comprising of 13,769,240,627 common shares outstanding and 4,782,525,826 preferred shares outstanding at the date of this Form 6-K.

The principal shareholder, as a common shareholder, does not have any different or special voting rights in comparison to any other common shareholder.

The following tables set forth information regarding the beneficial ownership of our equity securities at September 30, 2011 by:

•	each person that is a beneficial owner of more than 5% of our outstanding equity securities,

•	all directors and executive officers as a group and

•	other shareholders.

	At September 30, 2011
Principal beneficial owners	Common shares	Percentage of outstanding common shares	Preferred shares	Percentage of outstanding preferred shares	Percentage of total share capital
Luis Carlos Sarmiento Angulo(1)	12,905,118,094	93.4%	3,024,544,900	63.9%	85.9%
Other directors and officers as a group	1,924,859	*	3,579,152	*	*
Other shareholders	909,781,308	6.6%	1,706,818,140	36.0%	14.1%
Total	13,816,824,261	100.0%	4,734,942,192	100.0%	100.0%

*	less than 0.1%
(1)	At January 6, 2012, Mr. Luis Carlos Sarmiento Angulo beneficially owns 93.7% of our outstanding common shares and beneficially owns 63.2% of our outstanding preferred shares.

Item 15.

RELATED PARTY TRANSACTIONS

We currently engage in, and expect from time to time in the future to engage in, financial and commercial transactions with “related parties” (within the meaning of the SEC rules). Unless otherwise indicated below, such transactions are conducted on an arm’s-length basis in the ordinary course of business, on terms that would apply to transactions with third parties.

Loans or deposits involving related parties

The following chart presents outstanding amounts of related party transactions involving loans or deposits between Grupo Aval and its consolidated subsidiaries, on one hand, and each of the following individuals and entities.

	Transactions between Grupo Aval and its subsidiaries, and
	Grupo Aval’s directors and key management and their affiliates(1)	Close family members of Mr. Sarmiento Angulo and their affiliates	Mr. Sarmiento Gutiérrez and his affiliates	Mr. Sarmiento Angulo and his affiliates
	(in Ps billions)
	At September 30, 2011
Outstanding loans(2)	14.0	36.8	0.2	1,081
Deposits(3)	6.4	3.8	0.1	3,266

	At December 31, 2010
Outstanding loans(2)	7.0	22.5	0.1	1,094
Deposits(3)	8.8	6.1	0.6	3,327

	At December 31, 2009
Outstanding loans(2)	6.1	19.7	0.1	255
Deposits(3)	8.0	6.8	0.7	2,280

(1)
Excludes Mr. Sarmiento Angulo and Mr. Sarmiento Gutiérrez and their affiliates. Key management includes executive officers of Grupo Aval as well as each of the presidents of our banks, Porvenir and Corficolombiana.

(2)
Includes loans approved but not yet disbursed. All outstanding loans are made in the ordinary course of business, and on terms and conditions not materially different from those available to the general public, including interest and collateral. See below “—Loans granted to related parties by our banking subsidiaries.”

(3)
All deposits, including time deposits and investment portfolios, of all related parties held with us are made in the ordinary course of business, held at market rates and on terms and conditions not materially different from those available to the general public.

For information on related party transactions in accordance with Colombian disclosure rules, see note 27 to our audited annual consolidated financial statements. Required Colombian disclosures as to related party transactions differ from those required by the SEC. For the purposes of note 27 to our audited annual consolidated financial statements, “related parties” includes the principal shareholders of Grupo Aval, members of the board of directors, individuals who are legal representatives of Grupo Aval and companies in which Grupo Aval, its principal shareholders or board members have a direct equity interest of at least 10.0%. For the purposes of this section, and as required by SEC rules, “related parties” includes enterprises that control, or are under common control with, Grupo Aval, associates, individuals owning directly or indirectly an interest in the voting power that gives them significant influence over Grupo Aval, close family members, key management personnel (including directors and senior management) and any enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any of the persons listed above. We determine beneficial ownership under SEC rules. See “Major Shareholders.”

Certain members of our board of directors and key management own shares of Grupo Aval which, other than in the case of Mr. Sarmiento Angulo, were acquired in the open market and represent less than 0.1% of our total outstanding shares. On May 12, 2011, Grupo Aval concluded an offering, or the “Preferred Shares Local Offering,”

in which it sold 1,600 million preferred shares, raising an aggregate amount of Ps 2.1 trillion (U.S.$1.1 billion at the representative market rate on such date), before deducting brokerage commissions and discounts, and transaction expenses. In connection with our Preferred Shares Local Offering, certain members of our board of directors and key management acquired preferred shares under the same conditions granted to the general public. We do not, and have not, offered or granted any share options to any of our directors or employees.

Loans granted to Grupo Aval and its subsidiaries by shareholders of Grupo Aval and their affiliates

Certain shareholders of Grupo Aval and their affiliates have granted loans to Grupo Aval and its subsidiaries on an arm’s-length basis. All loans are unsecured and have a five-year term, with a two-year grace period. The following are the outstanding loans granted to Grupo Aval by shareholders of Grupo Aval and their respective affiliates at December 31, 2011:

•
loans granted by Bienes y Comercio S.A., a company beneficially owned by Mr. Sarmiento Angulo, to Grupo Aval between February 2010 and September 2011, with a total outstanding amount of Ps 121.7 billion (U.S.$63.1 million) at December 31, 2011 at an interest rate of DTF + 3.0% per annum; and

•
loans granted by Adminegocios & Cía. S.C.A., an entity beneficially owned by Mr. Sarmiento Angulo, to Grupo Aval between June 2008 and December 2011, with a total outstanding amount of Ps 310 billion (U.S.$160.7 million) at December 31, 2011 at an interest rate of DTF + 3.0% per annum.

The following loans were granted between October 1, 2010 and December 31, 2010 by companies beneficially owned by Mr. Sarmiento Angulo to Grupo Aval in part to fund the acquisition of 13,726,421 mandatorily convertible bonds issued by Banco de Bogotá (convertible into 29,205,152 shares of Banco de Bogotá). The proceeds of the convertible bond issuance were used to finance the BAC Credomatic acquisition. See “Information on the Company—BAC Credomatic.” All loans were granted on an arm’s-length basis, are unsecured and have a five-year term, with a two-year grace period, as follows:

•	loans granted by Rendifin S.A. to Grupo Aval with a total outstanding amount of Ps 789.7 billion (U.S.$409.4 million) at an interest rate of DTF + 3.0% per annum;

•	loans granted by Bienes y Comercio S.A. with a total outstanding amount of Ps 189.0 billion (U.S.$98.0 million) at an interest rate of DTF + 3.0% per annum; and

•	loans granted by Adminegocios & Cía. S.C.A. to Grupo Aval with a total outstanding amount of Ps 37 billion (U.S.$19.2 million) at an interest rate of DTF + 3.0% per annum.

The total amount of loans outstanding from companies beneficially owned by Mr. Sarmiento Angulo at the date of this Form 6-K is Ps 1,447.5 billion (U.S.$750.4 million).

In addition, the following loans were granted to Grupo Aval over the past three years by shareholders of Grupo Aval and their respective affiliates. The principal amount and interest have been repaid, and there are no outstanding amounts due pursuant to these loans:

•
loans granted by Actiunidos S.A., a company beneficially owned by Mr. Sarmiento Angulo, to Grupo Aval between 2008 and 2009, with total interest paid of Ps 14.8 billion (U.S.$7.7 million) at an interest rate of DTF+3.0% per annum;

•
loans granted by Rendifin S.A., a company beneficially owned by Mr. Sarmiento Angulo, to Grupo Aval between 2008 and 2009, with total interest paid of Ps 26.3 billion (U.S.$13.6 million) at an interest rate of DTF+3.0% per annum;

•
loans granted by Bienes y Comercio S.A., a company beneficially owned by Mr. Sarmiento Angulo, to Grupo Aval between 2008 and 2009, with total interest paid of Ps 43.8 billion (U.S.$22.7 million) at an interest rate of DTF+3.0% per annum; and

•
loans granted by Adminegocios & Cía. S.C.A., an entity beneficially owned by Mr. Sarmiento Angulo, to Grupo Aval between 2008 and 2009, with total interest paid of Ps 13.2 billion (U.S.$6.8 million) at an interest rate of DTF+3.0% per annum.

Loans granted to related parties by our banking subsidiaries

Key management of Grupo Aval and our banks, and their respective affiliates, who meet our credit eligibility requirements may subscribe to loans in the ordinary course of business, on market terms and conditions available to the general public.

All outstanding loans with our related parties are made in the ordinary course of business and on terms and conditions, including interest rates and collateral, not materially different from those available to the general public and did not involve more than the normal risk of collectability or present other unfavorable features.

In connection with our Preferred Shares Local Offering, certain members of our board of directors and key management were granted loans by our banking subsidiaries for the purpose of acquiring Grupo Aval preferred shares. These loans were granted at market rates and on terms and conditions not materially different from those available to other purchasers of Grupo Aval shares.

Other transactions with Mr. Sarmiento Angulo and his affiliates

Beneficial ownership in our banking subsidiaries

In addition to his beneficial ownership in Grupo Aval, Mr. Sarmiento Angulo beneficially owns at the date of this Form 6-K, 9.6% of Banco de Bogotá, 13.3% of Banco de Occidente, 15.3% of Banco AV Villas and 0.5% of Banco Popular.

Except as stated above, Mr. Sarmiento Angulo does not have any other beneficial ownership in our banking subsidiaries.

Banco Popular share ownership reorganization

Immediately prior to the completion of the First Banco Popular Share Ownership Transaction on June 23, 2011, Grupo Aval directly owned 2,368,686,432 shares (or 30.66%) of the share capital of Banco Popular, while Rendifin S.A., Popular Securities S.A. and Inversiones Escorial S.A. (companies beneficially owned by Mr. Sarmiento Angulo) owned 4,872,610,306 (or 63.07%) of the share capital of Banco Popular.

On January 31, 2011, Grupo Aval entered into the First Banco Popular Share Ownership Reorganization Transaction through an agreement with Rendifin S.A. to acquire through escisión 43.47% of Banco Popular’s outstanding shares held by Rendifin S.A. in exchange for 2,073,115,004 of our preferred shares at a ratio of 1.62 Banco Popular share per Grupo Aval preferred share. We completed this transaction on June 23, 2011 and increased our direct ownership in Banco Popular to 74.17% and issued 2,073,115,004 preferred shares to the shareholders of Rendifin S.A.

On April 29, 2011, we entered into the Second Banco Popular Share Ownership Reorganization Transaction through a second agreement with Popular Securities S.A. and Inversiones Escorial S.A. to acquire an additional 19.60% of Banco Popular in exchange for 934,669,126 preferred shares at the same ratio of 1.62 Banco Popular share per Grupo Aval preferred share, which increased our ownership interest in Banco Popular to 93.73%. The Second Banco Popular Share Ownership Reorganization Transaction closed on September 20, 2011.

The independent investment bank Rothschild de Mexico S.A. de C.V. issued a fairness opinion on January 6, 2011, stating that the exchange ratio of 1.62 Banco Popular shares to one Grupo Aval preferred share is reasonable to Grupo Aval shareholders.

Grupo Aval had previously controlled Banco Popular through a shareholders’ agreement with Rendifin S.A. Pursuant to this agreement, Rendifin had granted Grupo Aval irrevocable power to represent Rendifin’s shares in Banco Popular. The agreement provided that all economic rights to the Banco Popular shares would continue to be vested in Rendifin. The agreement terminated on June 23, 2011 because Grupo Aval came to own more than 50% of the issued and outstanding shares of Banco Popular. Prior to termination, Grupo Aval received, as compensation for its services, a monthly fee in the amount of Ps 116,072,351 which was linked to the CPI.

Insurance services

Seguros de Vida Alfa S.A., or “Vida Alfa,” a life insurance affiliate of Mr. Sarmiento Angulo, provides insurance required by law, as well as annuities, relating to the mandatory pension funds managed by Porvenir. The insurance provider is selected by Porvenir through a competitive bidding process once every four years. Premiums under this insurance policy are deducted by Porvenir from the individual customers’ account and transferred to Vida Alfa on behalf of the individual customer.

The table below presents the insurance premiums paid for the periods indicated.

Period	Amount
(in Ps billions)
For the eleven-month period ended November 30, 2011	254.4

For the year ended December 31:
2010	252.7
2009	228.9
2008	201.8

Vida Alfa also provides:

•
life insurance, as sole provider and as co-insurer with non-affiliated insurers (pursuant to a competitive bidding process), for individual borrowers of our banking subsidiaries to cover the risk of non-payment upon death. Premiums are paid by the borrowers; and

•	workers compensation for all employees of Grupo Aval and its subsidiaries.

Seguros Alfa S.A., or “Alfa,” a property and casualty insurance affiliate of Mr. Sarmiento Angulo, provides fire and earthquake insurance for mortgage loans granted by certain of our banks. In addition, Alfa provides surety bonds and property insurance for our subsidiaries. These transactions are conducted on an arm’s-length basis in the ordinary course of business. Alfa has in the past, but not currently, provided bankers’ blanket bond coverage to our subsidiaries, reinsured under prevailing market conditions, and surety bonds for Corficolombiana’s toll-road concessions. The amounts relating to those transactions are immaterial.

Put/call agreement between Grupo Aval and Adminegocios & Cia. S.C.A., an entity controlled by Mr. Sarmiento Angulo and a direct shareholder of Grupo Aval

On November 24, 2010, Grupo Aval and Adminegocios & Cia. S.C.A., an entity controlled by Mr. Sarmiento Angulo, our controlling shareholder, entered into an agreement whereby Grupo Aval assigned to Adminegocios & Cia. S.C.A. its right to acquire up to 2,605,000 mandatorily convertible bonds issued by Banco de Bogotá (convertible into 5,542,553 shares of Banco de Bogotá). Under the put/call agreement, we have an option to purchase from Adminegocios & Cia. S.C.A., and they have the right to sell, 2,605,000 convertible bonds (or the underlying shares, if converted). In either case, the purchase price we will have to pay Adminegocios & Cia. S.C.A. is the subscription price paid by Adminegocios & Cia. S.C.A. at the time of acquiring the mandatorily convertible bonds issued by Banco de Bogotá plus a premium of 6.5% per annum up to the date of acquisition. The options expire two years from December 2, 2010, the date of first subscription of the mandatorily convertible bonds. With the 2,605,000 convertible bonds assigned by us, Adminegocios & Cia. S.C.A. acquired a total of 4,249,965 convertible bonds from Banco de Bogotá. The mandatorily convertible bonds were acquired by Adminegocios & Cia. S.C.A. in order to finance the BAC Credomatic acquisition. We expect to exercise our option before it expires.

On March 1, 2011, Adminegocios & Cia. S.C.A. converted all of its 4,249,965 mandatorily convertible bonds holding into 9,042,478 common shares of Banco de Bogotá.

We expect to acquire (on the same pricing terms as the put/call agreement and simultaneously with the exercise of our option under such agreement) 3,499,925 shares of Banco de Bogotá from Adminegocios & Cia. S.C.A., in addition to the 5,542,553 shares of Banco de Bogotá subject to the option in the put/call agreement.

Other

The following companies are beneficially owned by Mr. Sarmiento Angulo and may continue to provide services to us and our subsidiaries for amounts that are immaterial: Construcciones Planificadas S.A. (office renovations), Vigía S.A. (security services) and Corporación Publicitaria de Colombia S.A. (advertising).

Item 16.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2012

Grupo Aval Acciones y Valores S.A.
By:	/s/ Diego Fernando Solano Saravia
	Name:	Diego Fernando Solano Saravia
	Title:	Chief Financial Officer

Item 17.

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS	Page
Unaudited condensed interim consolidated financial statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries as of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September  30, 2011 and 2010

Condensed interim consolidated Balance Sheets as of September 30, 2011 and December 31, 2010	F-2
Condensed interim consolidated Statements of Income for the nine-month periods ended September 30, 2011 and 2010	F-3
Condensed interim consolidated Statements of Shareholders’ Equity for the nine -month periods ended September 30, 2011 and 2010	F-4
Condensed interim consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2011 and 2010	F-5
Notes to the condensed interim consolidated Financial Statements of Grupo Aval Acciones y Valores S.A. and its subsidiaries	F-6

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

As of September 30, 2011 and December 31, 2010

(Stated in millions of Colombian pesos and millions of U.S. dollars)

		2011(1)
	Notes	U.S. dollars		September 30, 2011		December 31, 2010
Assets
Cash and cash equivalents	3	US$	5,315.4	Ps.	10,253,498	Ps.	9,682,639
Investment securities, net	4		9,859.7		19,019,415		19,174,937
Loans and financial leases, net	5		33,176.1		63,997,056		56,439,740
Other assets, net	6		6,971.6		13,448,292		11,011,963
Total assets		US$	55,322.8	Ps.	106,718,261	Ps.	96,309,279
Liabilities and shareholders’ equity
Liability
Deposits:
Checking accounts		US$	8,572.0	Ps.	16,535,566	Ps.	18,052,388
Time deposits	7		11,301.2		21,800,046		18,615,027
Savings deposits			13,889.5		26,792,940		26,021,229
Other			363.8		701,712		980,638
Total deposits			34,126.5		65,830,264		63,669,282
Interbank borrowings and overnight funds	8		2,223.1		4,288,339		2,477,424
Borrowings from banks and others	9, 19		6,084.8		11,737,616		10,491,181
Bonds	10		2,926.4		5,644,992		5,952,378
Other liabilities	11, 19		3,487.6		6,727,835		4,688,964
Non-controlling interest	12		2,453.4		4,732,721		4,475,495
Total liabilities			51,301.8		98,961,767		91,754,724
Shareholders’ equity	13		4,021.0		7,756,494		4,554,555
Total liabilities and shareholders’ equity		US$	55,322.8	Ps.	106,718,261	Ps.	96,309,279
Memorandum accounts	14	US$	186,721.8	Ps.	360,188,192	Ps.	347,217,658

(1)	See note 2 (c).

The accompanying notes form an integral part of these Unaudited Condensed Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the nine-month periods ended September 30, 2011 and 2010

(Stated in millions of Colombian pesos and millions of U.S. dollars, except per share data)

		2011(1)
	Notes	U.S. dollars		September 30, 2011 (2)		September 30, 2010
Interest income:
Interest on loans and financial leases		US$	2,609.1	Ps.	5,032,997	Ps.	3,644,186
Interest on investment securities			437.7		844,295		1,034,428
Interbank and overnight funds			51.8		99,872		83,049
Total interest income			3,098.6		5,977,164		4,761,663
Interest expense:
Interest on deposits			(663.6)		(1,280,065)		(1,014,771)
Interest on borrowings, bonds and others			(341.8)		(659,283)		(395,677)
Total interest expense			(1,005.4)		(1,939,348)		(1,410,448)
Net interest income			2,093.2		4,037,816		3,351,215
Provision for investments, loans and other assets, net	15		(157.2)		(303,217)		(616,168)
Net interest income after provisions			1,936.0		3,734,599		2,735,047
Total other income, net	16		1,179.6		2,275,364		1,665,360
Total operating expenses	17		(1,889.9)		(3,645,593)		(2,512,007)
Total non-operating income (expense), net	18		91.2		175,950		137,549
Income before income tax expense and non- controlling interest			1,316.9		2,540,320		2,025,949
Income tax expense			(430.7)		(830,903)		(620,768)
Income before non-controlling Interest			886.2		1,709,417		1,405,181
Non-controlling interest			(427.8)		(825,149)		(705,053)
Net income attributable to Grupo Aval shareholders		US$	458.4	Ps.	884,268	Ps.	700,128
Earnings per share (In Colombian pesos and US Dollars)		US$	0.030	Ps.	57.9	Ps.	50.2
Weighted average number of common and preferred fully paid shares outstanding					15,548,772,336		13,943,980,671

(1)	See note 2 (c).
(2)	Includes the business combination with BAC Credomatic (see note 1).

The accompanying notes form an integral part of these Unaudited Condensed Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the nine-month periods ended September 30, 2011 and 2010

(Stated in millions of Colombian pesos and millions of U.S. dollars)

							Retained earnings				Equity surplus
	Millions of common voting shares	Millions of preferred shares	Capital at par value		Additional paid-in capital			Appropriated	Unappropriated		Equity inflation adjustments		Unrealized gains/ (losses) on investments available for sale		Reappraisal of assets		Shareholders’ equity
Balance at December 31, 2009	13,944	-	Ps.	13,944	Ps.	647,414	Ps.	1,266,025	Ps.	679,686	Ps.	743,191	Ps.	18,346	Ps.	715,680	Ps.	4,084,286
Net income	-	-		-		-		-		700,128		-		-		-		700,128
Transfer to appropriated retained earnings	-	-		-		-		898,111		(898,111)		-		-		-		-
Changes in equity surplus	-	-		-		-		-		-		(6,983)		158,930		30,158		182,105
Dividends declared	-	-		-		-		(238,442)		(255,175)		-		-		-		(493,617)
Contribution to employee benefit plans	-	-		-		-		(31)		-		-		-		-		(31)
Balance at September 30, 2010	13,944	-	Ps.	13,944	Ps.	647,414	Ps.	1,925,663	Ps.	226,528	Ps.	736,208	Ps.	177,276	Ps.	745,838	Ps.	4,472,871
Balance at December 31, 2010	13,944	-	Ps.	13,944	Ps.	647,414	Ps.	1,930,326	Ps.	483,250	Ps.	742,122	Ps.	29,705	Ps.	707,794	Ps.	4,554,555
Issuance of preferred shares (Note 13)	-	4,607		4,607		3,023,635		-		-		-		-		-		3,028,242
Transfer to preferred shares (Note 13)	(127)	127		-		-		-		-		-		-		-		-
Net income	-	-		-		-		-		884,268		-		-		-		884,268
Transfer to appropriated retained earnings	-	-		-		-		715,948		(715,948)		-		-		-		-
Translation adjustment	-	-		-		-		2,662		-		-		-		-		2,662
Changes in equity surplus (Note 6)	-	-		-		-		-		-		-		(85,339)		81,684		(3,655)
Dividends declared	-	-		-		-		(319,658)		(389,587)		-		-		-		(709,245)
Donations	-	-		-		-		(333)		-		-		-		-		(333)
Balance at September 30, 2011	13,817	4,734	Ps.	18,551	Ps.	3,671,049	Ps.	2,328,945	Ps.	261,983	Ps.	742,122	Ps.	(55,634)	Ps.	789,478	Ps.	7,756,494
Balance at September 30, 2011 (U.S. dollars) (1)			US$	9.6	US$	1,903.1	US$	1,207.3	US$	135.8	US$	384.7	US$	(28.8)	US$	409.3	US$	4,021.0

(1)	See Note 2 (c).

The accompanying notes form an integral part of these Unaudited Condensed Consolidated Financial Statements

GRUPO AVAL ACCIONES Y VALORES S. A. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended September 30, 2011 and 2010

(Stated in millions of Colombian pesos and millions of U.S. dollars)

	2011(1)
	U.S. dollars		September 30, 2011		September 30, 2010
Net cash provided by operating activities	US$	638.8	Ps.	1,232,431	Ps.	2,844,981

Cash flows from investing activities:
Increase of loans and financial leases		(4,129.6)		(7,966,061)		(4,798,397)
Proceeds from sales of debt and equity investments securities		3,779.3		7,290,391		1,981,567
Acquisition of property, plant and equipment		(285.3)		(550,388)		(332,917)
Acquisition of investment securities		(3,343.0)		(6,448,701)		(3,901,995)
Goodwill acquired in business combinations		(64,5)		(124,571)		-
Other cash provided by investment activities		180.8		348,844		125,952
Net cash (used in) investing activities		(3,862.3)		(7,450,486)		(6,925,790)

Cash flows from financing activities:
Dividends paid		(247.9)		(478,231)		(354,630)
Increase of deposits		1,063.1		2,050,659		1,414,010
Increase in interbank borrowings and overnight funds		927.8		1,789,642		3,481,752
Increase in borrowings from banks and other		515.1		993,716		352,481
(Decrease) Increase on bonds		(160.5)		(309,564)		664,881
Increase (Decrease) in non controlling interest		343.9		663,320		(460,504)
Issuance of preferred shares		1,077.9		2,079,372		5
Net cash provided by financing activities		3,519.4		6,788,914		5,097,995
Increase in cash and cash equivalents		295.9		570,859		1,017,186
Cash and cash equivalents at beginning of the nine-month period		5,019.5		9,682,639		7,370,935

Cash and cash equivalents at end of the nine-month period	US$	5,315.4	Ps.	10,253,498	Ps.	8,388,121
Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	US$	317.6	Ps.	612,613	Ps.	1,482,410
Income taxes	US$	281.2	Ps.	542,409	Ps.	861,575
Non-controlling interest acquired with issuance of preferred shares	US$	491.9	Ps.	948,870	Ps.	-

(1)	See note 2 (c).

The accompanying notes form an integral part of these Unaudited Condensed Consolidated Financial Statements.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(1)	ORGANIZATION AND BACKGROUND

Grupo Aval Acciones y Valores S.A. (the “Company” or “Grupo Aval”) was incorporated under Colombian law on January 7, 1994 with a registered office and business address in Bogotá, Colombia. The main purpose of Grupo Aval’s consolidated banking subsidiaries (Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco Comercial AV Villas S.A.) is to carry out all transactions, acts and services inherent to the banking business according to applicable laws and regulations. Through its investments in Corporación Financiera Colombiana S.A. (“Corficolombiana”) and Sociedad Administradora de Fondos de Pensiones y Cesantías Porvenir S.A. (“Porvenir”), Grupo Aval is also present in the merchant banking and pension and severance fund administration business es in Colombia through its investment in BAC Credomatic which is present in seven countries in Central America to provide banking services.

The corporate purpose of Grupo Aval (parent company) includes the purchase and sale of stock, bonds and other securities issued by financial and other commercial entities.

In exercising its activities, and pursuant to its by-laws, Grupo Aval may (i) promote the creation of all types of companies related to its corporate purpose; (ii) represent individuals or legal entities that engage in activities that are similar to those mentioned above; (iii) take or grant loans with or without interest; (iv) create liens on its properties as collateral; (v) issue, endorse, acquire, accept, cancel, collect, contest or pay drafts, checks, promissory notes or any other securities, or deliver them in payment; (vi) acquire, divest, encumber, lease or manage all kind of assets; (vii) subscribe or acquire all types of securities and sell or otherwise dispose of them; (vi) participate in companies that seek similar or complementary corporate purposes and freely divest its capital participations in all such companies, (vii) provide services in those areas related to the activities, experience and knowledge of the company; and (viii) in general, enter into and execute all actions and agreements directly related to the above purposes in order to permit the exercise of its rights or compliance with its obligations.

BAC CREDOMATIC GEFC, Inc Acquisition

On July 15, 2010, Grupo Aval entered into a stock purchase agreement with GE Capital to acquire all of the outstanding shares of BAC Credomatic for US.$1.92 billion, subject to certain adjustments. Grupo Aval completed the acquisition on December 9, 2010. BAC Credomatic is a leading Central American financial group by total assets, loans and deposits, with principal operations in Costa Rica, El Salvador, Guatemala, Honduras, Nicaragua and Panama, as well as a credit card-issuing operation in Mexico, a merchant and card processing center in the State of Florida, and certain offshore subsidiaries. At September 30, 2011, BAC Credomatic had approximately two million credit card and debit card accounts, of which approximately half were debit card accounts and approximately half were BAC Credomatic’s credit card accounts.

By means of a communication dated December 2, 2010, the Colombian Superintendence of Finance authorized the increase of the capital investment of Banco de Bogotá in Leasing Bogotá S.A. Panamá for Ps. 3,090,000 equivalent to US.$1.64 billion, with the purpose of providing the latter with resources enough to acquire all shares of Sociedad BAC Credomatic GECF, Inc.

The Superintendence of Finance authorized Grupo Aval to start consolidating the financial position and results of operations of BAC Credomatic on December 1, 2010. Therefore, the unaudited condensed consolidated Balance Sheet, of Grupo Aval as of September 30, 2011 and December 31, 2010 include the financial position of BAC Credomatic. However, the Grupo Aval unaudited condensed consolidated statements of income , shareholders equity and cash flows for the nine-month periods ended September 30, 2011 and 2010 may not be fully comparable since the results of the operations, cash flows and shareholders equity of BAC Credomatic are not included in the unaudited condensed consolidated statements of income, shareholders equity and cash flows for the nine-month period ended September 30, 2010.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

The results of the operations of BAC Credomatic included in the consolidated income statement for the nine-month period ended September 30, 2011 were as follows:

Interest income:
Interest on loans and financial leases	Ps.	974,918
Interest on investment securities		37,674
Interbank and overnight funds		17,329
Total interest income		1,029,921
Interest expense:
Interest on deposits		(169,678)
Interest on borrowings, bonds and others		(75,324)
Total interest expense		(245,002)
Net interest income		784,919
Total provisions, net		(112,094)
Net interest income after provisions		672,825
Total other operating income, net		497,041
Total operating expenses		(829,227)
Income before income tax expense and non- controlling interest		340,639
Income tax expense		(101,548)
Income before non-controlling Interest		239,091
Non-controlling interest		(84,514)
Net income attributable to Grupo Aval shareholders	Ps.	154,577

ESCISIÓN PROCESS RELATED TO BANCO POPULAR

In these notes we refer to escisión as the process whereby, pursuant to Colombian commercial law, a company separates a portion of its assets for the benefit of another company.

On June 22, 2011, through Public Deed Number 2936 of Notary 73 of Bogota, Rendifin S.A. completed the escisión process whereby Grupo Aval Acciones y Valores S.A., as beneficiary, received 3,358,446,312 shares of Banco Popular S.A., thus increasing its participation in Banco Popular from 30.70% to 74.17%. For its part, Rendifin S.A. received 2,073,115,004 preferred shares issued by Grupo Aval Acciones y Valores S.A.

On September 20, 2011, through Public Deed Number 4631 of Notary 73 of Bogota, Inversiones Escorial S.A. and Popular Securities S.A. completed the escisión process whereby Grupo Aval Acciones y Valores S.A. as beneficiary, received 1,514,163,995  shares of Banco Popular S.A., thus increasing its participation in Banco Popular from 74.17% to 93.73%. For its part, Inversiones Escorial S.A. and Popular Securities S.A received 934,669,126 preferred shares issued by Grupo Aval Acciones y Valores S.A. The following reappraisal ensued from the escisión process:

	June 23, 2011		September 20, 2011		Total
Banco Popular equity at the end of the previous month	Ps.	1,758,109	Ps.	1,789,264		-
Shares outstanding		7,725,326,503		7,725,326,503		7,725,326,503
Book value per share (in pesos)	Ps.	228	Ps.	232		-
Acquired shares in escisión processes		3,358,446,312		1,514,163,995		4,872,610,307

Book value of acquired shares	Ps.	764,306	Ps.	350,696	Ps.	1,115,002
Value recorded as cost		(231,878)		(681,374)		(913,252)
Reappraisal assets in escisión process	Ps.	532,428	Ps.	(330,678)	Ps.	201,750

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

Grupo Aval has prepared these financial statements in accordance with the regulations of the Superintendence of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles in Colombia, or “Colombian GAAP” and, together with such regulations, “Colombian Banking GAAP”.

The financial statements of foreign subsidiaries have been adjusted in order to adopt uniform accounting policies as required by Colombian Banking GAAP.

The results of interim periods are not necessarily indicative of results for the entire year. These unaudited condensed consolidated financial statements should be read in conjunction with Grupo Aval’s audited financial statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009, and 2008 (the “audited annual consolidated financial statements”).

b)	Equity tax

 In December 30, 2009, the Congress of Colombia enacted Law No. 1370, which added a net worth tax on the wealth of corporate entities (hereinafter referred to as the “Equity Tax”).  The Equity Tax is accrued on January 1, 2011 and payable in eight separate installments through 2014. The tax rate to be paid by Grupo Aval and its subsidiaries is 6.0% of their net fiscal worth. In January 2011 for the application of this tax regulation, Grupo Aval  accrued a consolidated liability of Ps. 773,231.

In accordance with Colombian Banking GAAP this liability was recorded against deferred charges and amortized will be on straight monthly basis between 2011 to 2014 with a charge to the statement of income, according to Decree 514 of 2010.

c)	Convenience translation to U.S. dollars

Grupo Aval and its banking subsidiaries present their financial statements in Colombian pesos.  The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader, dividing the peso amounts by the exchange rate of Ps. 1,929.01 per US$1.00, , which is the market exchange rate at September 30, 2011, as calculated by the Superintendence of Finance. The use of this methodology in translating Colombian pesos to U.S. dollars is referred to as the “U.S. dollar translation methodology,” and should not be construed as a representation that the Colombian peso amounts actually represent or have been, or could be converted into U.S. dollars at that or any other rate.

d)	Shares obtain through the esición process related to Banco Popular.

The shares obtained through the esición process related to Banco Popular are recorded at the book value for which they are received. The reappraisal of investment accrued by the difference between historical cost and the book value of the shares received were recorded in the reappraisal or impairment of assets account with its counterpart in the equity surplus- reappraisal of assets and then transferred as an increase in investment in the sub-account equity method. Valuations originated by the difference between the historical cost of the investment received and its book value were recorded in the account of reappraisal assets with its counterpart in the equity surplus- reappresial of assets account.

After the escisión process related to Banco Popular, equity method is applied based on the financial statement of the investee and its new participation percentage, taking as cost the book value of the investment at the time of the escisión.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(3)	CASH AND CASH EQUIVALENTS

The balances of cash and cash equivalents consisted of the following:

	September 30, 2011		December 31, 2010
Colombian peso-denominated:
Cash	Ps.	1,632,074	Ps.	1,816,038
Due from the Colombian Central Bank		2,458,539		2,199,585
Due from domestic banks		184,735		400,149
Remittances of domestic negotiated checks in transit		2,784		3,024
Allowance for cash and cash equivalents		(1,965)		(2,241)
Total peso-denominated		4,276,167		4,416,555
Foreign currency-denominated:
Cash		483,932		482,982
Due from the Colombian Central Bank		370		431
Due from foreign banks		2,437,283		2,279,361
Remittances of foreign negotiated checks in transit		158,214		154,925
Foreign correspondents		3,728		-
Total foreign currency-denominated		3,083,527		2,917,699
Interbank and overnight funds		2,893,804		2,348,385
Total cash and cash equivalents	Ps.	10,253,498	Ps.	9,682,639

The central bank in Colombia and other foreign countries in which subsidiaries of Grupo Aval operates require financial institutions to set aside specific amounts of cash as reserves against deposits. These reserves may be held as vault cash in a noninterest-bearing account with the central banks. Though one objective of reserve requirements is to safeguard liquidity in the banking system, institutions do not look to their reserves as a primary source of liquidity.

Grupo Aval’s banking subsidiaries had reserves in cash and deposits with the central banks amounting Ps. 4,574,914 and Ps. 4,468,661 at September 30, 2011 and December 31, 2010, respectively.

(4)	INVESTMENT SECURITIES, NET

Investment securities, net consisted of the following:
	September 30, 2011		December 31, 2010
Debt securities:
Trading	Ps.	4,341,881	Ps.	3,717,461
Available for sale		8,879,716		10,398,071
Held to maturity		3,023,694		3,108,543
Total debt securities		16,245,291		17,224,075
Equity securities:
Trading		1,206,102		663,423
Available for sale		1,701,310		1,622,586
Total equity securities		2,907,412		2,286,009
Allowance for investment securities		(133,288)		(335,147)
Total investment securities, net	Ps.	19,019,415	Ps.	19,174,937

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

Investment in trading securities consisted of the following:

	September 30, 2011		December 31, 2010
Trading-debt securities
Colombian peso-denominated:
Colombian Government	Ps.	2,868,255	Ps.	2,683,334
Government entities		169,849		78,611
Financial institutions		501,280		257,230
Corporate bonds		126,008		96,057
Total Colombian-peso denominated		3,665,392		3,115,232
Foreign currency-denominated:
Colombian Government		55,853		194,454
Foreign governments		57,082		132,689
Government entities		171,949		31,751
Financial institutions		332,046		68,086
Corporate bonds		59,559		175,249
Total foreign currency-denominated		676,489		602,229
Total trading-debt securities	Ps.	4,341,881	Ps.	3,717,461

The foreign currency-denominated debt securities issued or secured by the Colombian Government are bonds denominated in U.S. dollars, purchased at nominal value, with annual average interest rates of 2.51% and 2.45% for the nine-month period ended September 30, 2011 and for the year ended December 31, 2010, respectively.

	September 30, 2011		December 31, 2010
Trading-equity securities
Colombian peso-denominated:
Common Investment Funds (*)	Ps.	710,164	Ps.	136,845
Mandatory Investment Funds		278,497		300,138
Sociedad de Inversiones de Energía S.A.		170,641		207,724
Especial Investmet Funds		11,589		-
Bolsa de Valores de Colombia S.A.		-		1,661
Other		35,173		17,018
Total Colombian peso-denominated		1,206,064		663,386
Foreign currency-denominated:
Investment Funds		38		37
Total trading-equity securities	Ps.	1,206,102	Ps.	663,423

(*)
On February 10, 2011 Corficolombiana invested in a private fund (Fondo de Capital Privado Corredores Capital I) Ps. 424,585 to participate in the acquisition of shares or any other securities related with companies in USA, South America, Central America and The Caribbeam.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

Available for sale debt securities consisted of the following:

	September 30, 2011		December 31, 2010
Available for sale debt securities
Colombian peso-denominated:
Colombian Government	Ps.	5,916,202	Ps.	7,355,221
Financial institutions		64,861		99,745
Government entities		46,024		43,506
Other (1)		417,799		641,975
Total Colombian peso-denominated		6,444,886		8,140,447
Foreign currency-denominated:
Colombian Government		687,759		499,647
Government entities		215,569		277,111
Foreign government		669,899		733,545
Financial institutions		672,649		619,636
Other		188,954		127,685
Total foreign currency-denominated		2,434,830		2,257,624
Total available for sale debt securities	Ps.	8,879,716	Ps.	10,398,071

(1)	Includes primarily securitization titles.

Available for sale equity securities consisted of the following:

	Ownership % as of September 30, 2011	September 30, 2011		Ownership % as of December31, 2010	December 31, 2010
Available for sale-equity securities
ACH Colombia S.A.	33.86%	Ps.	2,380	33.86%	Ps.	2,380
Aerocali S.A.	33.33%		2,474	33.33%		2,474
Bolsa de Valores de Colombia S.A. “BVC”	6.56%		21,906	6.42%		27,769
Consesionaria Tibitó S.A.	33.33%		9,823	33.33%		9,823
Consesionaria Ruta del Sol S.A.	33.00%		41,534	33.00%		15,487
Depósito Centralizado de Valores de Colombia “DECEVAL”	8.05%		2,843	8.04%		2,843
Empresa De Energía de Bogotá S.A. “EEB”	3.81%		458,011	3.81%		570,878
Gas Natural S.A.	1.68%		53,481	1.68%		53,481
Jardín Plaza S.A.	17.76%		10,031	17.76%		10,031
Mineros S.A.	6.98%		110,201	6.98%		143,645
Proenergía Internacional S.A.	9.99%		117,483	9.99%		54,249
Promigás S.A.	14.39%		533,165	14.39%		655,298
Promigás LIMITED (*)	20.30%		99,644	-		-
Promigás Holdings LIMITED (*)	20,30%		111,731	-		-
Promigás Investments LIMITED (*)	20.30%		99,644	-		-
Promisión Celular S.A. “PROMICEL”	-		-	16.64%		4,804
Redeban Red Multicolor S.A.	20.21%		4,552	20.21%		4,552
Sociedad Transportadora de Gas de Occidente S.A.	2.80%		11,096	2.80%		11,466
Sociedad Transportadora del Oriente S.A.	-		-	5.50%		2,826
Textiles del Espinal S.A.	8.56%		2,399	8.56%		2,399
Titularizadora Colombiana S.A.	9.96%		6,867	9.96%		8,251
Trust Fiducolombia	-		-	1.00%		405
Visa Inc.	-		-	0.01%		21,744
Other			2,045			17,781
Total available for sale equity securities		Ps.	1,701,310		Ps.	1,622,586

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(*)
Interests in three Special Purpose Vehicles located in Cayman Islands, (Promigás Holding Ltd (former AEI Promigás Holdings Ltd., Promigás Ltd. (Former AEI Promigás Ltd) and Promigás Investments Ltd. (Former AEI Promigás Investments Ltd) which together hold a 39.9% stake in Promigás SA ESP. These SPVs were jointly acquired by Corficolombiana, Empresa de Energía de Bogotá and two private equity funds. Corficolombiana invested US$ 387.8 million in this transaction. Each buyer acted independently and is an independent party according to Colombian law.

Dividends received from equity investments amounted to Ps. 82,147 and Ps. 43,516 for the nine-month periods ended September 30, 2011 and December 31, 2010, respectively.

For the nine-month ended in September 30, 2011, Corficolombiana, a Grupo Aval´s subsidiary, reclassified certain securities from “available for sale” to “trading” under Colombian Banking GAAP. At September 30, 2011 and 2010,  an income of the Ps. 205,182 and Ps. 196,459 was recognizing, respectively. These reclassifications were due to local regulatory matters.

Grupo Aval sold Ps. 1,767,908 and Ps. 1,959,024 of investment securities available for sale during the nine-month periods ended September 30, 2011 and 2010, respectively. These operations produced gains for Ps. 21,756 and Ps. 22,543, respectively.

All equity investments were classified as category A except for the investments shown in the table below:

Entity	Category	September 30, 2011 allowance		Category	December 31, 2010 allowance
Aquacultivos del Caribe S.A.	-	Ps.	-	E	Ps.	477
Caribú Internacional S.A.	E		782	E		782
CCI Marketplace S. A.	D		155	-		163
Edubar	D		145	-		120
Fábrica de Textiles del Tolima S.A.	E		379	-		379
Inmobiliaria Selecta S. A.	D		85	-		85
Inversiones FCPM Holdings	E		420	-		420
Petróleos Colombianos Limited	E		96	E		95
Petróleos Nacionales S. A.	E		257	E		257
Promisión Celular S.A. Promicel	-		-	E		4,804
Promotora de Inversiones Ruitoque S.A.	B		198	B		198
Promotora La Alborada	E		316	E		316
Promotora La Enseñanza S.A.	E		70	E		70
Textiles del Espinal S.A.	E		2,399	E		2,399
Cautionary provision (1)	-		123,139	-		245,138
Other	-		272	-		235
Total allowance for available for sale equity securities		Ps.	128,713		Ps.	255,938

(1)
During the year ended December 31, 2010, Corficolombiana recorded a cautionary provision of Ps. 245,138 to cover risk associated with potential future fluctuations on the share price of its equity investments. During the nine-months ended September 30, 2011, Ps. 121,999 of this provision were used to cover a decline on market prices in the shares of Promigas.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

Investment in held to maturity debt securities consisted of the following:

	September 30, 2011		December 31, 2010
Held to maturity debt securities
Colombian peso- denominated:
Colombian Government	Ps.	742,349	Ps.	791,232
Colombian government entities		2,211,273		2,100,752
Financial institutions		4,433		9,078
Corporate bonds		12,012		43,611
Total peso-denominated		2,970,067		2,944,673
Foreign currency-denominated:
Colombian government entities		12,758		103,209
Foreign government		11,758		31,677
Financial institutions		7,845		7,875
Other		21,266		21,109
Total foreign currency-denominated		53,627		163,870
Total held to maturity debt securities	Ps.	3,023,694	Ps.	3,108,543

The maturity and yield of debt securities held to maturity, as of September 30, 2011, were as follows:

	Balance		Yield(a)
Maturity
One year or less	Ps.	2,224,383	2.58%
One year through five years		786,720	4.10%
Five years through ten years		12,591	9.07%
Total	Ps.	3,023,694	3.00%

(a)    Calculated using internal return rate (IRR) as of September 30, 2011.

Allowance for investment securities, was as follows:

	September 30, 2011		December 31, 2010
Debt securities:
Trading	Ps.	1,727	Ps.	1,296
Available for sale		2,156		2,094
Held to maturity		692		869
Total debt securities		4,575		4,259
Equity securities:
Trading		-		74,950
Available for sale		128,713		255,938
Total equity securities		128,713		330,888
Total allowance for investment securities	Ps.	133,288	Ps.	335,147

(5)	LOANS AND FINANCIAL LEASES

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

Loan portfolio and financial lease contracts were classified in accordance with the requirements of the Superintendency of Finance and were as follows:

As of September 30, 2011

Classification	Commercial		Consumer		Microcredit		Mortgage		Financial leases		Total

“A” Normal risk	Ps.	35,911,751	Ps.	17,755,546	Ps.	255,428	Ps.	3,875,634	Ps.	4,140,120	Ps.	61,938,479
“B” Acceptable risk		1,382,955		330,318		3,691		118,469		280,810		2,116,243
“C” Appreciable risk		468,321		276,807		1,555		70,554		58,866		876,103
“D” Significant risk		399,954		375,166		1,343		20,008		66,988		863,459
“E” Unrecoverable		245,618		98,371		7,039		35,477		31,805		418,310
Total loans and financial leases		38,408,599		18,836,208		269,056		4,120,142		4,578,589		66,212,594
Allowance for loans and financial leases losses		(1,076,291)		(606,373)		(20,374)		(35,942)		(476,558)		(2,215,538)
Net Book value	Ps.	37,332,308	Ps.	18,229,835	Ps.	248,682	Ps.	4,084,200	Ps.	4,102,031	Ps.	63,997,056

Loans granted by Grupo Aval´s foreign banking subsidiaries as of September 30, 2011 were as follows:

Classification	Banco de Bogotá S.A. Panamá		Ficentro		Leasing Bogotá S.A.- Panamá (*)		Banco de Occidente S.A.- Panamá		Occidental Bank Barbados Ltd.		Total
“A” Normal risk	Ps.	837,418	Ps.	-	Ps.	10,253,766	Ps.	71,743	Ps.	73,656	Ps.	11,236,583
“B” Acceptable risk		1,557		-		221,446		60		97		223,160
“C” Appreciable risk		-		-		222,888		-		-		222,888
“D” Significant risk		18		-		86,322		-		743		87,083
“E” Unrecoverable		-		541		81,584		-		254		82,379
Total loans and financial leases		838,993		541		10,866,006		71,803		74,750		11,852,093
Allowance for loans and financial leases losses		(10,974)		(541)		(197,651)		(109)		(1,157)		(210,432)
	Ps.	828,019	Ps.	-	Ps.	10,668,355	Ps.	71,694	Ps.	73,593	Ps.	11,641,661

(*) Includes the consolidated loans portfolio of BAC Credomatic acquired on December 1, 2010 with operations in several countries in Central América.

As of September 30, 2011 BAC Credomatic had loans for Ps. 903,844 to guarantee obligations. BAC Credomatic collateralized loans to obtain resources for second-floor Banks, who take as guarantee a percentage of the loan granted.

As of December 31, 2010

Classification	Commercial		Consumer		Microcredit		Mortgage		Financial leases		Total
“A” Normal risk	Ps.	31,578,219	Ps.	15,496,996	Ps.	232,660	Ps.	3,555,196	Ps.	3,263,095	Ps.	54,126,166
“B” Acceptable risk		1,333,690		440,233		3,825		143,180		305,287		2,226,215
“C” Appreciable risk		503,021		209,856		2,067		98,704		51,290		864,938
“D” Significant risk		486,776		372,265		2,065		42,414		102,300		1,005,820
“E” Unrecoverable		256,395		105,866		9,489		4,828		23,909		400,487
Total loans and financial leases		34,158,101		16,625,216		250,106		3,844,322		3,745,881		58,623,626
Allowance for loan loses		(1,128,390)		(895,743)		(22,578)		(13,588)		(123,587)		(2,183,886)
Net book value	Ps.	33,029,711	Ps.	15,729,473	Ps.	227,528	Ps.	3,830,734	Ps.	3,622,294	Ps.	56,439,740

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

Loans granted by Grupo Aval´s foreign banking subsidiaries as of December 31, 2010 were as follows:

Classification	Banco de Bogotá S.A. Panamá		Ficentro		Leasing Bogotá Panamá		Banco de Occidente S.A.- Panamá		Occidental Bank Barbados Ltd.		Total
“A” Normal risk	Ps.	624,431	Ps.	-	Ps.	9,407,910	Ps.	63,362	Ps.	52,170	Ps.	10,147,873
“B” Acceptable risk		13,851		-		409,098		1,973		99		425,021
“C” Appreciable risk		1,914		-		219,688		-		-		221,602
“D” Significant risk		-		-		110,899		19		348		111,266
“E” Unrecoverable		-		537		52,277		306		424		53,544
Total loans and financial leases		640,196		537		10,199,872		65,660		53,041		10,959,306
Allowance for loans and financial leases losses		(8,349)		(537)		(206,305)		(547)		(1,028)		(216,766)
	Ps.	631,847	Ps.	–	Ps.	9,993,567	Ps.	65,113	Ps.	52,013	Ps.	10,742,540

The following table represents a summary of troubled loans that have been restructured:

	September 30, 2011		December 31, 2010
Ordinary restructurings	Ps.	1,121,375	Ps.	1,119,984
Extraordinary restructurings		-		352
Under Law 550		164,521		197,825
Under Law 617		324,349		357,062
Creditor agreement proceedings		41,027		983
Interest and other receivables items		34,073		32,715
Under Law 1116		31,993		2,263
Restructured loans		1,717,338		1,711,184
Allowances for loan losses		(454,715)		(470,374)
Restructured loans, net	Ps.	1,262,623	Ps.	1,240,810

Allowance for loan and financial lease losses

The following table sets forth an analysis of the activity in the allowance for loan and financial lease losses were as follows:

	September 30, 2011		September 30, 2010
Balance at beginning of period	Ps.	2,183,886	Ps.	1,881,074
Balance of BAC Credomatic business		470		-
Provision for loan losses		1,432,693		1,504,206
Charge-offs		(518,245)		(416,673)
Effect of changes in foreign exchange rate		6,654		(1,201)
Reclassification – Securitization		15		27
Reversals of provisions		(889,935)		(928,972)
Balance at end of period	Ps.	2,215,538	Ps.	2,038,461

Recoveries of charge-offs loans are recorded separately in the consolidated statements of income.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(6)	OTHER ASSETS, NET

Other assets, net consisted of the following:
	September 30, 2011		December 31, 2010
Total interest accrued on loans and financial leases, net (a)	Ps.	552,745	Ps.	448,213
Bankers’ acceptances, spot transactions and derivatives (b)		741,031		306,881
Accounts receivable, net (c)		1,499,726		1,337,290
Property, plant and equipment, net		1,691,901		1,643,674
Operating leases, net		284,939		263,875
Foreclosed assets, net		89,434		85,472
Prepaid expenses and deferred charges (d)		1,702,249		920,660
Goodwill, net		3,109,418		3,031,446
Reappraisal of assets (e)		2,189,827		2,062,494
Assets held for sale		430,395		414,339
Value added tax deductible and withholding taxes		202,694		34,529
Restricted deposits		118,383		122,012
Investment in trust		38,289		65,051
Prepaid taxes		363,941		49,266
Assets available for lease contracts		238,309		156,914
Joint ventures		76,358		65,177
Other		186,124		68,705
Total		13,515,763		11,075,998
Less: Allowance		(67,471)		(64,035)
Total other assets, net	Ps.	13,448,292	Ps.	11,011,963

(a) The changes in allowance for interest accrued on loans and financial leases and accounts receivable were as follows:

	September 30, 2011		September 30, 2010
Balance at beginning of year	Ps.	151,658	Ps.	176,565
Provision for uncollectible amounts		118,244		125,466
Charge-offs		(44,012)		(50,189)
Recovery of provisions		(64,195)		(79,895)
Transfer to securitization		(522)		-
Effect of changes in foreign exchange rates		(1)		(43)
Ending balance	Ps.	161,172	Ps.	171,904

(b)	Grupo Aval’s rights and obligations from bankers’ acceptances, spot transactions and derivatives were as follows:

	September 30, 2011		December 31, 2010
Bankers’ acceptances
Total bankers’ acceptances	Ps.	89,038	Ps.	57,021
Derivatives (at fair values)
Spot transactions, net
Total rights		23,188		54,092
Total obligations		(19,340)		(54,219)
Total spot transactions, net		3,848		(127)
Forward contracts*
Total rights		9,014,089		6,119,272
Total obligations		(8,473,142)		(5,946,977)
Total forward contracts, net		540,947		172,295
Futures contracts
Total rights		744,526		73,096
Total obligations		(744,185)		(72,743)
Total futures contracts, net		341		353

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

Swaps
Total swaps, net		56,075		71,508
Options
Total options, net		50,782	____5,831
Total	Ps.	741,031	Ps.	306,881

*Grupo Aval uses foreign exchange forwards to manage the foreign exchange rate risk associated with Grupo Aval´s investments in non-Colombian Peso functional currency subsidiaries.

(c)
This account includes payments on behalf of customers, advances to contractors and suppliers and dividends, among others.

Allowance for losses on account receivables for the nine-month period ended September 30, 2011 and December 31, 2010 amounted to Ps. 118,244 and Ps. 77,858, respectively.

(d) Prepaid expenses and deferred charges consisted of the following:

	September 30, 2011		December 31, 2010
Prepaid expenses	Ps.	27,961	Ps.	43,232
Deferred charges:
Preoperating and reorganization expenses		5,859		4,886
Remodeling expenses		16,046		55,352
Computer programs		69,840		59,465
Improvements on road constructions and inflation adjustments		452,239		279,591
Road maintenance		142,854		-
Leasehold improvements		47,735		15,108
Advertising *		29,441		7,237
Deferred income tax asset **		135,031		116,845
Equity tax ***		627,635		-
Fees and commissions		51		77
Studies and projects		143,261		288,823
Other		4,296		50,044
Total deferred charges		1,674,288		877,428
Total prepaid expenses and deferred charges	Ps.	1,702,249	Ps.	920,660

*The advertising item includes Ps. 26,555 originated in advertising campaigns carried out for the issuance of preferred shares.

**Deferred income tax asset relates to the following temporary differences:

	September 30, 2011		December 31, 2010
Deferred income tax asset
Bankers` acceptances and derivatives	Ps.	22,894	Ps.	4,267
Estimated liabilities		55,554		61,086
Deferred charges		1,473		1,143
Other		55,110		50,349
Total deferred income tax asset	Ps.	135,031	Ps.	116,845

***See Note 2( b).

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(e)  Reappraisal assets and equity surplus- reappraisal of assets:

The following table describes reappraisals of assets as of September 30, 2011 and December 31, 2010:

	September 30, 2011		December 31, 2010
Reappraisal of property plant and equipment	Ps.	1,979,273	Ps.	1,905,022
Revaluation of investments		200,857		136,043
Reappraisal of other assets		9,697		21,429
Total reappraisal of assets		2,189,827		2,062,494
Less: Non-controlling interests		(1,400,349)		(1,354,700)
Total equity revaluations	Ps.	789,478	Ps.	707,794

The amount of reappraisal of assets attributable to non-controlling interests reflects third-party participation in Banco de Bogotá and its subsidiaries (including Corficolombiana and its subsidiaries), Banco de Occidente and its subsidiaries, Banco Popular and its subsidiaries and Banco Comercial AV Villas.

(7)	TIME DEPOSITS

Certificates of time deposit (classified per maturity at the inception date):
	September 30, 2011		December 31, 2010
Less than six-months	Ps.	7,339,342	Ps.	7,102,019
Between six to twelve months		3,915,900		3,903,531
Between twelve and eighteen months		1,723,257		1,876,207
More than 18 months		8,821,547		5,733,270
Total certificates of time deposits	Ps.	21,800,046	Ps.	18,615,027

(8)	INTERBANK BORROWINGS AND OVERNIGHT FUNDS

Interbank borrowings and overnight funds were as follows:
	September 30, 2011		December 31, 2010
Ordinary interbank funds purchased	Ps.	641,510	Ps.	193,496
Commitments of investment in simultaneous operations		1,320,055		1,520,059
Commitments of closed repo operations(*)		2,009,342		558,757
Commitments of open repo operations		317,432		205,112
Total interbank and overnight funds	Ps.	4,288,339	Ps.	2,477,424

(*) Includes repo operations with the Colombian Central Bank by Ps. 1,300,157 as of September 30, 2011.

(9)	BORROWINGS FROM BANKS AND OTHERS

The Colombian Government has established programs to promote the development of specific sectors of the economy which are under the administration of the Colombian Central Bank and various government entities such as Banco de Comercio Exterior (“Bancoldex”), Fondo para el Financiamiento del Sector Agropecuario (“FINAGRO”) and Financiera de Desarrollo Territorial (“FINDETER”). These sectors include foreign trade, agriculture, tourism and many other industries.

These loans generally bear interest from 3% to 6% above the average rates paid by domestic banks on short-term time deposits.  Loan maturities vary depending on the program (up to ten years). Grupo Aval funding ranges from 0% to 15% of the total loan balance, with the remainder being provided by the respective government agencies.  Loans to customers are in the same currency and maturity as the borrowings from the agencies.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

	Interest rates	September 30, 2011		December 31, 2010
Banco de Comercio Exterior (“Bancoldex”)	0.0% to 11.29%	Ps.	1,269,493	Ps.	1,352,510
Fondo para el Financiamiento del Sector Agropecuario (“FINAGRO”)	0.0% to 6.54%		586,442		528,229
Financiera de Desarrollo Territorial (“FINDETER”)	0.0% to 7.98%		933,095		758,273
Foreign Banks (1)	0.28% to 12.17%		6,907,244		5,149,988
Other financial institutions	0.66% to 26.30%		657,888		1,251,005
Indebtedness to related parties	0.00 % to 0.00%		1,383,454		1,451,176
Total borrowings from banks and others		Ps.	11,737,616	Ps.	10,491,181

(1)
Includes a 364-day US.$1.0 billion (Ps. 1,929,010) senior bridge loan facility entered by Banco de Bogotá with Citibank, N.A., acting through its international banking facility, HSBC Bank USA, National Association and J.P. Morgan Securities LLC, as joint lead arrangers, on December 1, 2010. Borrowings under the facility will accrue interest at one-, two-, three- or six-month LIBOR, at Banco de Bogotá’s election, plus (1) 100 bps until six months after December 1, 2010, (2) 125 bps from six months after December 1, 2010 until nine months after December 1, 2010 and (3) 150 bps from nine months after December 1, 2010 until the 364th day after December 1, 2010. Other borrowings from foreign banks relates to the normal course of the business.

Maturities of borrowings from banks and others as of September 30, 2011 were as follows:

2011	Ps.	4,313,814
2012		1,952,223
2013		1,410,578
2014		2,288,692
2015 and thereafter		1,772,309
Total borrowings from banks and others	Ps.	11,737,616

(10)	BONDS

As of September 30, 2011 and December 31, 2010, all of the bond issuances of Grupo Aval and its subsidiaries were unsecured and represented obligations solely of each issuer.

Bonds were as follows:

ISSUER	ISSUANCE DATE	September 30, 2011		December 31, 2010		MATURITY			INTEREST RATE
BAC Honduras	October 2009	Ps.	10,173	Ps.	15,194	October 2012			14.38%
	November 2009		15,260		10,130	October 2012			14.38%
			25,433		25,324
Banco de America Central	February 2006		-		7,655	February 2011			3.69%
	June 2006		-		5,742	June 2011			3,81%
	September 2006		-		2,871	September 2011			2.96%
	March 2007		19,290		19,140	March 2012			4,19%
	May 2007		19,290		19,140	May 2012			3.58%
	January 2008		19,290		19,140	January 2013			3,94% to 3,98%
	November 2008		28,935		28,710	November 2013			4.17%
	February 2009		28,935		28,710	February 2013			5,02%
	December 2010		22,782		20,466	October 2011			0,00%
			138,522		151,574
Banco de Bogotá S.A.	February 2010		205,929		202,291	February , 2017	to	February , 2020	CPI+5.33% to UVR+5.29% to CPI+5.45% to UVR +5.45%.
	April 2008		209,509		206,844	April 2015			CPI+7.00% to UVR+7.00% to DTF+3.00%
	February 2004		-		203,699	February 2011			CPI+6.49%toUVR+6.39%.toUVR+6.39%.
	November 2010		51,262		910,524	November 2011			3.00%
			466,700		1,523,358

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

ISSUER	ISSUANCE DATE	September 30, 2011	December 31, 2010	MATURITY			INTEREST RATE
Banco de Occidente S.A.	August 2006	75,000	75,000	August 2006	to	August 2013	DTF + 5.58%
	August 2007	80,000	80,000	August 2007	to	February 2015	DTF + 5.90%
	August 2008	186,910	190,413	August 2008	to	August 2018	DTF + 3.10% to IPC + 7.00%
	December 2006	8,730	8,730	December 2006	to	December 2011	DTF+ 3.00%
	February 2004	-	80,000	February 2004	to	February 2011	IPC + 6.19%
	June 2007	135,406	174,705	June 2007	to	June 2014	DTF + 2.90% to IPC + 6.60%
	March 2009	236,439	368,000	March 2009	to	March 2019	DTF + 1.30% to DTF + 1.60% + CPI + 5.00% to CPI + 6.00%
	May 2005	40,000	40,000	May 2005	to	May 2012	IPC + 5.09%
	November 2010	550,000	359,550	November 2010	to	November 2015	CPI + 2.72% to DTF + 1.35% to IBR + 1.42%
	October 2006	44,680	44,680	October 2006	to	October 2013	IPC + 5.75%
	March 2011	400,000	-	March 2014	to	March 2016	IPC + 2.49% + IPC + 3.05%
	September 2011	247,119	-	September 2014	to	September 2021	CPI + 4.00% + IBR + 1.80%
		2,004,284	1,421,078
Banco Popular S.A.	October 2010	300,000	300,000	April 2012	to	October 2013	IBR + 1,10% MV to IPC+2,64%TV
	June 2010	300,000	300,000	December 2011	to	June 2013	DTF+ 0,95%TV to 4,98%MV to IPC + 3,23%TV to IBR + 1,20% MV
	February 2010	400,300	500,000	Febrary 2012	to	February 2015	DTF + 1,10% TV to IPC + 3,30%TV to IBR + 1,44% MV
	July 2008	100,000	100,000	July 2015			IPC + 7,70%TV
	September 2006	100,000	100,000	September 2013			IPC + 5,49%TV
	June 2004	-	100,000	June 2011			IPC + 7,00%TV
	August 2011	400,000	.	February 2013	to	August 2015	IBR + 1.71% + IPC + 3.68%
		1,600,300	1,400,000
Concesionaria Vial de los Andes S.A.	July 2007	47,700	47,698	July 2012	to	July 2014	CPI + 5.50% to CPI + 5.70%
		47,700	47,698
Credomatic Guatemala	April 2010	-	11,397	May 2011			7,25% to 9,00%
	August 2010	-	13,614	August 2011			6,31% to 8,69%
	December 2010	2,732	2,870	November 2011			5,25% to 8,69%
	January 2010	-	9,456	January 2011			7,49% to 9,15%
	January 2011	11,202	-	January 2012	to	May 2012	5,13% to 8,69%
	February 2011	10,832	-	February 2012			5,13% to 8,50%
	December 2009	-	1,491	January 2011			7,49% to 9,00%
	July 2010	-	16,005	July 2011			6,31% to 8,69%
	February 2010	-	10,704	January 2011	to	February 2011	7,49% to 9,00%
	June 2010	-	14,753	June 2011			7,25% to 8,92%
	March 2010	-	11,278	February 2011	to	March 2011	7,25% to 9,15%
	March 2011	9,583	-	March 2012			5,25% to 8,69%
	May 2010	-	8,354	May 2011			7,25% to 8,92%
	November 2010	7,596	7,925	November 2011			5,25% to 8,50%
	October 2010	4,341	5,354	October 2011			5,13% to 8,69%
	September 2010	-	12,979	September 2011			6,31% to 8,69%
	May 2011	11,880	-	November 2011	to	May 2012	5,13% to 8,50%
	April 2011	13,013		October 2011	to	April 2012	5,13% to 8,69%
	June 2011	16,336	-	November 2011	to	June 2012	4,65% to 8,69%
	July 2011	15,439	-	June 2013	to	September 2013	4.65% to 8.25%
	August 2011	15,450	-	September 2012	to	January 2014	4.75% to 8.25%
	September 2011	18,206	-	January 2014	to	March 2014	4.75% to 8.45%
		136,610	126,180
Grupo Aval Acciones y Valores S.A.	April 2005	94,700	94,700	April 2012			IPC + 5.60%
	October 2005	200,000	200,000	October 2011	to	October 2015	IPC + 2.63% to IPC + 3.37%
	December 2009	750,000	750,000	December 2012	to	December 2024	IPC + 3.69% to DTF + 1.14%
		1,044,700	1,044,700
Industrias Lenher S.A.	June 2000	1,053	1,058	June 2010			Non-interest bearing
		1,053	1,058

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

ISSUER	ISSUANCE DATE	September 30, 2011		December 31, 2010		MATURITY			INTEREST RATE
Leasing Corficolombiana	April 2005		-		281	April 2011			DTF+2.90%
	April 2007		79		79	April 2012			DTF+2.70%
	April 2008		149		2,735	April 2011	to	April 2013	DTF+2.70% to DTF+3.00%
	December 2006		163		163	December 2011	to	December 2012	DTF+2.90% to DTF+3.00%
	January 2007		3,106		3,210	January 2011	to	January 2013	DTF+2.80% to DTF+2.70%
	July 2007		72		72	July 2012			DTF+2.70%
	June 2008		7		51	June 2011	to	June 2013	DTF+2.30% to DTF+2.70%
	June 2009		400		708	June 2011	to	June 2013	DTF+1.80% to DTF+2.20%
	March 2007		95		95	March 2012	to	March 2012	DTF+2.70%
	March 2010		86,032		86,032	March 2013			DTF+1.80%
	May 2008		-		4,500	May 2011			DTF+2.90%
	May 2009		123		6,475	May 2011	to	May 2014	DTF + 2.0% to DTF+2.50%
	November 2006		3,964		3,964	November 2011	to	November 2012	DTF+2.90% to DTF+3.00%
	October 2008		2,500		2,500	October 2013			DTF+3.10%
	September 2008		3,000		3,000	September 2013			DTF+3.10%
	February 2005		-		43	February 2011			DTF+3.00%
	February 2008		-		5,000	February 2011			DTF+2.90%
	March 2006		-		500	March 2011			DTF+2.80%
			99,690		119,408
Proyectos de Infraestructura S.A.	May 2009		80,000		80,000	May 2016			CPI + 6.59% to CPI + 6.90%
	October 2001		-		12,000	August 2011			CPI +8.50%
			80,000		92,000
		Ps.	5,644,992	Ps.	5,952,378

(*) Mandatorily convertible bonds issued by Banco de Bogotá in connection with the acquisition of BAC Credomatic were partially converted into Banco de Bogotá preferred shares during the nine-month period ended September 30, 2011.

In the table above “IBR” refers to the Colombian interbanking short-term borrowing rate.

Interest accrued for the nine-month periods ended September 30, 2011 and 2010 amounted to Ps. 217,470, and Ps. 203,772, respectively.

The scheduled maturities of bonds as of September 30, 2011were as follows:

2011	Ps.	251,350
2012		783,197
2013		1,638,793
2014		611,685
2015		869,145
2016 and thereafter		1,490,822
Total	Ps.	5,644,992

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(11)	OTHER LIABILITIES

Other liabilities were as follows:

	September 30, 2011		December 31, 2010
Bankers´ acceptances and derivatives	Ps.	813,499	Ps.	309,297
Accounts payable (a)		3,002,454		2,243,521
Accrued interest payable		245,048		247,376
Estimated liabilities		1,248,575		596,872
Consolidated severance and interest on severance		54,897		77,912
Accrued vacations		60,245		62,824
Other labor benefits		85,306		62,964
Unearned interest		51,726		49,176
Unallocated payments from customers		128,968		147,937
Deferred income		12,175		32,233
Dormant deposits		24,310		25,812
Pension obligations (b)		299,963		280,581
Deferred income tax (c)		185,394		199,719
Joint ventures		25,845		16,603
Other		489,430		336,137
Total other liabilities	Ps.	6,727,835	Ps.	4,688,964

(a)	Accounts payable were as follows:

	September 30, 2011		December 31, 2010
Dividends payable	Ps.	1,078,100	Ps.	467,457
Suppliers		369,576		307,815
Contribution on financial transactions		27,189		21,017
Taxes *		736,810		303,686
Collections for third parties		248,344		216,201
Withholdings and labor contributions		53,281		47,564
Insurance		223,853		191,196
Pending checks		44,841		50,615
Other		220,460		637,970
Total accounts payable	Ps.	3,002,454	Ps.	2,243,521

* See Note 2 (b).

(b)	The following is an analysis of Grupo Aval’s banking subsidiaries pension obligations:

	Pension liability		Deferred cost		Net pension liability
Balance at December 31, 2009	Ps.	291,591	Ps.	(13,030)	Ps.	278,561
Adjustment per actuarial valuation (*)		46,288		(46,288)		-
Benefits paid		(34,622)		-		(34,622)
Pension expense		-		45,852		45,852
Balance at September 30, 2010	Ps.	303,257	Ps.	(13,466)	Ps.	289,791

Balance at December 31, 2010	Ps.	347,996	Ps.	(67,415)	Ps.	280,581
Adjustment per actuarial valuation (*)		372		(372)		-
Benefits paid		(21,590)		-		(21,590)
Pension expense		-		40,972		40,972
Balance at September 30, 2011	Ps.	326,778	Ps.	(26.815)	Ps.	299,963

*Includes the changes in the mortality table established by the Superintendence of Finance.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

In compliance with Colombian law, the present value of the obligation for pensions was determined on the basis of actuarial calculations.  The significant assumptions used in the actuarial calculations were the following:

	September 30, 2011	September 30, 2010
Discount rate	4.8 % to 8.69%	4.8 % to 12.43%
Future pension increases	2.0 % to 6.48%	2.0 % to 5.69%

(c)	Deferred income tax liability relates to the following temporary differences:

	September 30, 2011		December 31, 2010
Deferred income tax liabilities
Unrealized gain on investment securities	Ps.	10,288	Ps.	6,514
Property, plant and equipment		29,584		32,393
Bankers` acceptances and derivatives		29,573		44,174
Deferred charges		45,468		44,966
Pension plan		22,324		16,342
Allowance for loan losses		9,424		15,314
Accrued expenses		-		16,817
Other		38,733		23,199
Total deferred income tax liabilities	Ps.	185,394	Ps.	199,719

(12)	NON-CONTROLLING INTEREST

Non-controlling interest in Grupo Aval’s consisted of the following:
	September 30, 2011		December 31, 2010
Banco de Bogotá and its subsidiaries (*)	Ps.	3,771,169	Ps.	2,726,224
Banco de Occidente and its subsidiaries		619,060		540,499
Banco Comercial AV Villas and its subsidiaries		178,557		168,806
Banco Popular and its subsidiaries (**)		163,935		1,039,966
Total non-controlling interest	Ps.	4,732,721	Ps.	4,475,495

* The increase in the non-controlling interest for Banco de Bogotá as of September 30, 2011, is due to (i) the partial conversion into Banco de Bogotá preferred shares of the mandatorily convertible bonds issued in November 2010 in connection with the acquisition of BAC Credomatic, and (ii) the increase in the results of operations of Corficolombiana, where the non-controlling shareholders own 62.50% of Corficolombiana´s equity stake.

** The decrease in the non-controlling interest for Banco Popular as of September 30, 2011is due to the escisión  process of shares in Banco Popular made by Grupo Aval to Rendifin by 43.47% in June 23, 2011 and 19.60% in September 20,2011 stakes. (See note 13)

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(13)	SHAREHOLDERS EQUITY

The number of shares authorized, issued and outstanding was follows:

	September 30, 2011		December 31, 2010
Number of shares:
Common shares subscribed		13,943,982,323		13,943,982,323
Unpaid shares subscribed		(1,652)		(1,652)
Total common shares subscribed		13,943,980,671		13,943,980,671
Convertion of common shares into preferred shares		(127,158,062)		-
Total common shares subscribed and paid		13,816,822,609		13,943,980,671
Preferred shares subscribed		4,607,784,130		-
Unpaid preferred shares subscribed		(464,805)		-
Conversion of common shares into preferred shares		127,158,062		-
Total preferred shares subscribed and paid		4,734,477,387		-

Total common and preferred shares paid and outstanding		18,551,299,996		13,943,980,671
Total amount	Ps.	18,551	Ps.	13,944

A public offering of 1,600,000,000 preferred shares was completed during this period.  The offering begun on March 22 and ended on May 12. As a result, capital increased by Ps. 1,600 and additional paid in capital increased in Ps. 2,077,770.

Another capital increase was obtained through the escición process related to Banco Popular whereby Grupo Aval Acciones y Valores S.A. issued 2,073,115,007 preferred shares. As a result capital increased by Ps. 2,073 and  additional paid in capital by Ps. 248,343.

A second escisión process whereby Grupo Aval obtained an additional participation of 19.56% in Banco Popular was completed on September 20, 2011. Grupo Aval issued 934,669,126 prefered shares, increasing its capital by Ps. 935 million and its additional paid-in capital by Ps. 697,519 million.

Preferred shares have the right to receive a preferential minimum dividend of one Colombian peso (Ps. 1) per semester per share. This preferential minimum dividend is only applicable when dividends declared for common shares are less that one Colombian peso (Ps.1). Preferential minimum dividends are not cumulative.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(14)	MEMORANDUM ACCOUNTS

Memorandum accounts consisted of the following:

	September 30, 2011		December 31, 2010
Trusts:
Investment funds and assets from third parties held in trusts	Ps.	32,778,286	Ps.	38,489,292
Commitments receivable:
Securities transferred in repos and simultaneous transactions		4,174,665		1,849,390
Interests on loans		267,551		311,822
Rights in options		834,921		262,517
Lease rents receivable		5,690,292		4,551,827
Call options receivable		297,186		242,035
Other		1,061,720		638,129
Total commitments receivable		12,326,335		7,855,720
Commitments payable:
Unused credit card limits		9,526,425		8,859,929
Civil demands against the bank		685,185		559,576
Issued and confirmed letters of credit		771,295		513,624
Unused lines of credit		2,662,186		2,734,299
Bank guarantees		1,761,594		1,718,111
Approved credits not disbursed		2,355,499		1,573,556
Other		1,852,701		741,988
Total commitments payable		19,614,885		16,701,083
Total commitments accounts:		31,941,220		24,556,803
Memorandum accounts in favor:
Tax value of assets		78,821,022		68,695,403
Assets and securities given in custody		7,938,753		6,965,264
Assets and securities given as a collateral		1,755,857		691,352
Trading investments in debt securities		3,926,033		3,676,762
Written-off assets		3,665,668		3,506,577
Investments held to maturity		2,952,279		2,948,339
Adjustments for inflation of assets		165,126		290,813
Investments available for the sale in debt securities		5,833,983		7,341,154
Amortized debt securities investment		1,816,833		1,622,752
Other		59,633,517		55,835,081
Total memorandum accounts in favor		166,509,071		151,573,497
Memorandum accounts against:
Assets and securities received as collateral		39,064,264		40,240,499
Loans plus interest receivable on loans		56,704,322		58,794,241
Assets and securities received in custody		5,410,096		7,975,720
Tax value of shareholders’ equity		12,163,391		11,518,681
Adjustment for inflation of equity		5,967,629		5,501,792
Merchandise in owned warehouses		2,083,247		1,621,572
Other		7,566,666		6,945,561
Total memorandum accounts against		128,959,615		132,598,066
Total memorandum accounts		295,468,686		284,171,563
Total assets in trusts, commitments and memorandum accounts	Ps.	360,188,192	Ps.	347,217,658

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(15)	PROVISION FOR INVESTMENTS, LOANS AND OTHER ASSETS, NET

The following table presents the components of provision for investment, loans and other assets, net of Grupo Aval’s consolidated:

	September 30, 2011		September 30, 2010

Provision for loan losses, interest and other receivables, net	Ps.	595,136	Ps.	621,996
Provision for investment securities, net		(114,418)		(76,581)
(Recovery) provision for foreclosed assets and other assets		(177,501)		70,753
Total provisions, net	Ps.	303,217	Ps.	616,168

(16)	OTHER OPERATING INCOME, NET

The following table presents the components of other operating income, net of Grupo Aval’s consolidated:

	September 30, 2011		September 30, 2010

Revenues from services and commissions, net	Ps.	1,660,913	Ps.	1,141,155
Loss on foreign exchange transactions		149,768		(43,167)
Gain on derivative transactions		(33,133)		145,110
Gain on sale of variable interest securities		18,032		24,125
Dividends		82,147		45,423
Communications, rent and other		186,583		148,725
Revenues from entities other than the banking sector, net		211,054		203,989
Total other operating income, net	Ps.	2,275,364	Ps.	1,665,360

Other operating income, net generated by BAC Credomatic during the nine-month of 2011 amounted to Ps. 497,041.

(17)	OPERATING EXPENSES

The following table presents the components of operating expenses of Grupo Aval’s consolidated:

	September 30, 2011		September 30, 2010

Salaries and wages	Ps.	1,419,201	Ps.	955,222
Administrative expenses		1,811,216		1,275,482
Insurance for deposits		119,740		95,907
Depreciation		205,740		157,244
Goodwill amortization		73,396		25,054
Donations		16,300		3,098
Total operating expenses	Ps.	3,645,593	Ps.	2,512,007

Other operating expenses incurred by BAC Credomatic during the nine-month ended of 2011 amounted to Ps. 829,227.

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

(18)	NON-OPERATING INCOME (EXPENSES)

The following table presents the components of non-operating income and expenses of Grupo Aval’s consolidated:

	September 30, 2011		September 30,2010
Non-operating income:
Gain on sale of foreclosed assets	Ps.	18,351	Ps.	22,543
Gain on sale of property, plant and equipment		19,415		11,405
Recoveries of other provisions		121,691		138,089
Other		108,404		102,785
Total non-operating income		267,861		274,822
Non-operating (expenses):
Loss on sale of property, plant and equipment		(2,237)		(118)
Indemnities		(2,385)		(979)
Penalties		(9,877)		(25,827)
Others		(77,412)		(110,349)
Total non-operating (expenses)		(91,911)		(137,273)
Total non-operating income (expenses), net	Ps.	175,950	Ps.	137,549

(19)	RELATED PARTY TRANSACTIONS

Related parties are considered to be Grupo Aval’s main shareholders, members of the board of directors and related companies in which Grupo Aval holds an interest of 10% or more of total equity, or where it holds economic, administrative or financial interests. It also considers investments in which Grupo Aval’s shareholders or members of the board of directors hold an interest of 10% or more of total equity. Grupo Aval’s banking subsidiaries have loans outstanding with, and deposits from, their officers all reflecting current fair market conditions.

Shareholders

Significant balances and transactions with shareholders as of September 30, 2011 and December 31, 2010 were as follows:

	September 30, 2011		December 31, 2010
Borrowings from banks and other:
Adminegocios y Cia. S.A.	Ps.	283,037	Ps.	195,070
Rendifín S.A.		789,717		985,106
Bienes y comercio S.A.		310,700		271,000
Total borrowings from banks and other	Ps.	1,383,454	Ps.	1,451.176

These obligations have a five-year maturity since the origination and are charged an interest rate of DTF + 3.0%

	September 30, 2011		December 31, 2010

Accrued interest payable:
Adminegocios y Cia. S.A.	Ps.	3,064	Ps.	2,008
Rendifín S.A.		7,653		6,780
Bienes y comercio S.A.		2,896		2,153
Total accrued interest payable	Ps.	13,613	Ps.	10,941

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)
Dividends payable:	September 30, 2011		December 31, 2010
Adminegocios y Cia. S.A.	Ps.	88,943	Ps.	39,441
Rendifín S.A.		10,771		3,192
Actiunidos S.A.		71,972		25,069
Total accounts payable	Ps.	171,686	Ps.	67,702

Grupo Aval’s financial obligation with related parties generated an interest expense for Ps. 73,170 and Ps. 23,050 for the nine-month periods ended September 30, 2011 and 2010, respectively. Those expenses were accrued in Grupo Aval’s statement of income in each period.

Members of the Board of Directors:

The balances of the transactions with members of the board of directors as of September 30, 2011 and December 31, 2010 were as follows:

	September 30, 2011		December 31, 2010
Fees	Ps.	168	Ps.	167

(20)	RELEVANT EVENTS

a)	Escisión process related to Banco Popular

On January 31, 2011, Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) entered into an agreement with Rendifin S.A. to acquire, through escisión, 43.47% of Banco Popular’s outstanding shares held by Rendifin S.A. in exchange for 2,073,115,004 of our preferred shares (the “First Banco Popular Transaction”). The First Banco Popular Transaction was completed on June 23, 2011, and as a result, we increased our direct ownership in Banco Popular to 74.17%.
Rothschild de Mexico S.A. de C.V. issued a fairness opinion on January 6, 2011, stating that the exchange ratio of 1.62 Banco Popular shares to one Grupo Aval preferred share is reasonable to Grupo Aval shareholders.

On April 29, 2011, we entered into a second escisión agreement, with Popular Securities S.A. and Inversiones Escorial S.A., to acquire an additional 19.56% of Banco Popular in exchange for 934,669,126, preferred shares, at the same ratio (the “Second Banco Popular Transaction”), which, together with the First Banco Popular Transaction, increased our stake in Banco Popular to 93.73%.   The Second Banco Popular Share Ownership Reorganization Transaction closed on September 20, 2011.

Regulatory approvals for the First Banco Popular Transaction were obtained as follows:

•	Superintendency of Corporations: April 14, 2011.
•	Superintendency of Finance (Securities Division): June 3, 2011.
•	Superintendency of Finance (Banking Division): June 2, 2011.

Regulatory approvals for the Second Banco Popular Transaction were obtained as follows:

•	Superintendency of Corporations: June 30, 2011.
•	Superintendency of Finance (Securities Division): August 16, 2011.
•	The Second Banco Popular Transaction did not require a new approval from the Banking Division of the Superintendency of Finance.

b)	Promigás business combination

GRUPO AVAL ACCIONES Y VALORES S.A. AND ITS SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2011 and December 31, 2010 and for the nine-month periods ended September 30, 2011 and 2010
(Stated in millions of Colombian pesos and U.S. dollars)

On February 10, 2011, Corficolombiana, Empresa de Energia de Bogotá and two Colombian private investment funds, purchased from AEI three Special Purpose Vehicles located in Cayman Islands (AEI Promigas Holdings Ltd., AEI Promigas Ltd. and AEI Promigas Investments Ltd.) which together hold a 52.13% stake in Promigas SA ESP.  Corficolombiana acquired 20.3% percent of the Special Purpose Vehicles. Corficolombiana and Porvenir, together with Corredores Asociados, an independent brokerage firm in Colombia, are also the investors in one of the private investment funds that participated in the transaction. Such private investment fund, which is independently directed by Corredores Asociados, acquired 47.9% of the Special Purpose Vehicles.  The total purchase price of this transaction was US$ 792.8 million. Corficolomb iana and Porvenir invested US$ 388.7 million and US$ 151.6 million in this transaction, respectively. Upon completion of the transaction, Corficolombiana had a 24.9% direct and indirect economic interest in Promigas. In addition, Corficolombiana and Porvenir together had a further 24.9% economic exposure to Promigas as a result of their respective holdings in the private investment fund.

c) Preferred shares issuance

Grupo Aval concluded the sale of 1,600 million preferred shares on May 12, 2011, raising an aggregate amount of Ps 2.1 trillion (US$ 1.1 billion at the representative market rate on such date), before deducting brokerage commissions and discounts, and transaction expenses. This local offering was conducted at a fixed price of Ps. 1,300 expresed in Colombian pesos (US$ 0.72 at the representative market rate on such date).

d)  Banco de Occidente bonds and ordinary shares issuances
 During the nine-month period ended September 30, 2011, Banco de Occidente issued bonds for Ps. 647,119.

On September 22, 2011, Banco de Occidente raised Ps 200,000  (US$ 106 million) in an equity offering of 6,060,606 ordinary shares. Grupo Aval subscribed to Ps 149,639  (US$ 79.50 million) and our ownership in Banco de Occidente increased slightly to 68.2% from 68.0%.